06014570

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aditya Birla Nuvo Limited

*CURRENT ADDRESS Junagadh - Veraval Road
Veraval - 362 266
Gujarat, India

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

FILE NO. 82- 34979 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 6/21/06

INDIAN RAYON

ADITYA BIRLA GROUP

March 20, 2004

Mr. S. Subramanian
DCS - CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041/ 22723719
22722039/ 22722061

Dear Sir,

Sub: Notice pursuant to Clause – 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Pursuant to Clause-41 of the Listing Agreement, kindly note that the Board of Directors of Indian Rayon And Industries Limited will meet on Thursday, the 29th April, 2004 to inter alia;

(i) Approve Annual Accounts of the Company for the year ending on 31st March, 2004; and

(ii) Recommend payment of dividend on Equity Shares for the year ending on 31st March, 2004.

We wish to further inform you that as the Company will publish the audited results within a period of 3 months from the end of the last quarter of the financial year ending on 31st March, 2004, the un-audited financial results for the last quarter ending on 31st March, 2004 will not be published / given to the Stock Exchange(s).

The above is for your information and record.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.

Devendra Bhandari
Company Secretary

Copy to:-

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
92, Sakhar Bhavan, 9th Floor, 230 Nariman Point, Mumbai - 400 021. • Tel. : 91-22-2204 5004 • Fax : 91-22-2204 3686 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492
22104500

LUXEMBOURG STOCK EXCHANGE
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 352-473-298

Mr Geoffrey Charles
BANQUE GENERALE DU LEXEMBOURG S.A.
27 Avenue Monterey L-2951
LUXEMBOURG

Fax # 00-352-4242-2984

Mr. Miguel Perez-Lafaurie
Vice President
Depository Receipts
Citibank NA
111 Wall Street, Floor 20
New York NY 10005

Fax # 00-212 825-5398 / 2103

ICICI Bank Limited
"ICICI Towers"
Custodial Services Division
South Block (East Wing), 2nd Floor
Bandra-Kurla Complex, Bandra East
MUMBAI – 400 051

Fax # 022-2653 1164 /
022-2653 1165

Central Depository Services (India) Ltd.
P.J.Towers,
28th floor,
Dalal Street,
Mumbai 400001

Fax# 22723199 / 22722072

National Securities Depository Ltd.
Tradeworld, 4th & 5th Floors
Kamala Mills Compound
Lower Parel
Mumbai 400 013

Fax# 24972993 / 24976351

Ritesh Chaudhry
Shares Dept
Veraval

Ritesh

o/c
→ Sh. RH | BM 29/7/04
file

INDIAN RAYON
ADITYA BIRLA GROUP

July 14, 2004

Mr. S. Subramanian
DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 22104500

Dear Sir,

Sub : Clause 41 of the Listing Agreement
Ref : Scrip Code BSE 500 303

We hereby inform you that Meeting of the Board of Directors of the Company will be held on Tuesday, the 27th July, 2004 to inter alia take on record the Unaudited Financial results for the quarter ended 30th June, 2004.

This is for your information and records.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

INWARD SECTION
CONTENTS NOT VERIFIED
DATE:........ TIME:......

14/2

c.c:

1. Luxembourg Stock Exchange — Fax # 00-352-473-298
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

2. Central Depository Services (India) Ltd. — Fax# 2272 3199
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

Contents Not Veirfied
Central Depository Services (India) Ltd

3. National Securities Depository Ltd. — Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

4. Mr Geoffrey Charles — Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

5. Mr. Miguel Perez-Lafaurie — Fax # 001-212 825-5398 / 2103
   Vice President - Depository Receipts
   Citibank NA
   111 Wall Street, Floor 20
   NEW YORK NY 10005

6. ICICI Bank Limited — Fax # 022-2653 1164 / 022-2653 1165
   "ICICI Towers"
   Custodial Services Division
   South Block (East Wing), 2nd Floor
   Bandra-Kurla Complex, Bandra East
   MUMBAI – 400 051

INDIAN RAYON

ADITYA BIRLA GROUP

D.M. Folder 1/2

SHRI J. P. VAJA

April 19, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 00-352-473-298

Dear Sir,

Sub: Notice pursuant to Clause – 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Pursuant to Clause-41 of the Listing Agreement, kindly note that the Board of Directors of Indian Rayon And Industries Limited will meet on Wednesday, the 27th April, 2005 to inter alia;

(i) Approve Annual Accounts of the Company for the year ended on 31st March, 2005; and

(ii) Recommend payment of dividend on Equity Shares for the year ended on 31st March, 2005.

We wish to further inform you that as the Company will publish the audited results within a period of 3 months from the end of the last quarter of the financial year ended on 31st March, 2005, the un-audited financial results for the last quarter ended on 31st March, 2005 will not be published / given to the Stock Exchange(s).

The above is for your information and record.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.

Devendra Bhandari
Company Secretary

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)

A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com



ATUL LAKHOTIA
SHARE DEPARTMENT
VERAVAL.
A copy in file 280

July 11, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 00-352-473-298

RECEIVED
2006 FEB 22 P 2:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir,

Sub : Notice pursuant to Clause 41 of the Listing Agreement
Ref : Scrip Code BSE 500 303

We hereby inform you that Meeting of the Board of Directors of the Company will be held on Thursday, the 28th July, 2005 to inter alia take on record the Unaudited Financial results for the quarter ended 30th June, 2005.

This is for your information and records.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited.**

Devendra Bhandari
Company Secretary

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

c.c:

1. Central Depository Services (India) Ltd. Fax# 2272 3199
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

2. National Securities Depository Ltd. Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

3. Listing & Agency Administration Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

4. Mr. Jonathan L Paterson Fax # 001-212 816 6865
   ADR – Account Manager
   Citibank NA
   388, Greenwich St.
   14th Floor, New York
   NY 10013

5. Mr. Shekar Jain Fax # 022-56672740 / 022-56672779
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013


INDIAN RAYON
ADITYA BIRLA GROUP

Corporate Finance Division

SHRI ATUL LAKHOTIA

O/C
BM → 27/10/05

October 13, 2005

The Secretary
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Dear Sir,

Sub: Clause 41 of the Listing Agreement
Scrip Code - BSE - 500 303

We hereby inform you that a Meeting of the Board of Directors of the Company will be held on Thursday, the 27th October, 2005 to inter alia, take on record the Unaudited Financial Results for the quarter / half year ended 30th September, 2005.

This is for your information and records.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.

Devendra Bhandari
Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED

c.c:

1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

   Fax # 00-352-473-298

INDIAN RAYON
ADITYA BIRLA GROUP

2. Central Depository Services (India) Ltd. Fax# 2272 3199
P.J.Towers, 28th floor
Dalal Street,
MUMBAI 400 001

RECEIVED
(Contents Not Verified)
Central Depository Services (India) Ltd.,
Mumbai.

3. National Securities Depository Ltd. Fax# 24972993 / 6351
Tradeworld, 4th & 5th Floors
Kamala Mills Compound
Lower Parel
MUMBAI 400 013

4. Listing & Agency Administration Fax# 00-352-4242-2984
BANQUE GENERALE DU LEXEMBOURG
S.A
27 Avenue Monterey
L-2951 LUXEMBOURG

5. Mr. Jonathan L Paterson Fax # 001-212 816 6865
ADR - Account Manager
Citibank NA
388, Greenwich St., 14th Floor
New York
NY 10013

6. Mr. Vikram Kothari Fax # 022-56672740 / 022-56672779
Chief Manager
ICICI Bank Limited
Securities Markets Services
Empire Complex, F7/E7, 414
Senapati Bapat Marg
Lower Parel (W)
MUMBAI 400 013

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

01 C

January 9, 2006

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Manager
Listing Dept.
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Dear Sir,

Sub: Clause 41 of the Listing Agreement
Scrip Code - BSE - 500 303

We hereby inform you that a Meeting of the Board of Directors of the Company will be held on Tuesday, the 31st January, 2006 to inter alia, take on record the Unaudited Financial Results for the quarter ending on 31st December, 2005.

This is for your information and records.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENT NOT VERIFIED
SIGN.........
DATE.........

c.c:

1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

Fax # 00-352-473-298

c.c:

1. Central Depository Services (India) Ltd.
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

   Fax# 2272 3199

2. National Securities Depository Ltd.
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

   Fax# 24972993 / 6351

3. Listing & Agency Administration
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

   Fax# 00-352-4242-2984

4. Mr. Jonathan L Paterson
   ADR – Account Manager
   Citibank NA
   388, Greenwich St.
   14th Floor, New York
   NY 10013

   Fax # 001-212 816 6865

5. Mr. Shekar Jain
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013

   Fax # 022-56672740 /
   022-56672779

(2)

INDIAN RAYON

ADITYA BIRLA GROUP

RECEIVED
2006 FEB 22 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 29, 2004

Mr. S. Subramanian
DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492
22104500

Dear Sir,

Sub : **Financial Results FY-2003-04**
Ref : **Scrip Code BSE 500 303**

This is to inform you that the Board of Directors of Indian Rayon And Industries Limited at its meeting held today, the 29th April, 2004 have inter alia:

1. Approved the Annual Accounts of the Company for the year ended 31st March, 2004.

2. Proposed payment of dividend on Equity Shares for the year ended 31st March, 2004 @ Rs. 4 (Rupees Four only. only) per share.

3. Appointed Shri. S.C. Bhargava as Additional Director of the Company, representing LIC, an Investor in place of Shri. B.R. Gupta. However, Shri. B.R. Gupta will continue as an independent Director of the Company and

4. Decided to sell / transfer, subject to necessary approvals, Global Exports & Marketing Division of the Company w.e.f 1st April, 2004, on a going concern basis.

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 29/4

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
92, Sakhar Bhavan, 9th Floor, 230 Nariman Point, Mumbai - 400 021. • Tel. : 91-22-2204 5004 • Fax : 91-22-2204 3686 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266. Gujarat • Website : www.indianrayon.com

O/C

A copy of the above financial results and the Press Release which are being released today are enclosed herewith.

The above are for your kind information.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Sr.Vice President & Company Secretary

Incl: a/a
c.c:

1. **Luxembourg Stock Exchange** — Fax # 00-352-473-298
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   Europe

2. **Central Depository Services (India) Ltd.** — Fax# 2272 3199
   P.J.Towers, 28th floor, Dalal Street,
   Mumbai 400001

3. **National Securities Depository Ltd.** — Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound, Lower Parel
   Mumbai 400 013

4. **Mr Geoffrey Charles** — Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

5. **Mr. Miguel Perez-Lafaurie** — Fax # 001-212 825-5398 / 2103
   Vice President - Depository Receipts
   Citibank NA
   111 Wall Street, Floor 20
   New York NY 10005

6. ***ICICI Bank Limited*** — *Fax # 022-2653 1164 / 022-2653 1165*
   "ICICI Towers"
   Custodial Services Division
   South Block (East Wing), 2nd Floor
   Bandra-Kurla Complex, Bandra East
   MUMBAI – 400 051

yabirl

INDIAN RAYON

ADITYA BIRLA GROUP

(2) 01C

Shri Ritesh Chaudhry
Share Dept.
Veraval

July 27, 2004

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

The Secretary
The Calcutta Stock Exchange Association
Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 22104500

Dear Sir,

Sub : Clause 41 of the Listing Agreement
Ref : Scrip Code BSE 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 30th June, 2004 taken on record by the Board of Directors of the Company at its meeting held today. A copy of the Press Release being issued today in this respect is also enclosed.

The above are for your information and records please.

Thanking you,

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 27.7.04

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

INDIAN RAYON

ADITYA BIRLA GROUP

PRESS RELEASE Mumbai, 27th July 2004

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE
FOR THE FIRST QUARTER ENDED 30th JUNE 2004

Net Sales at Rs. 415.29 Crores up by 22.5%
Net Profit Before tax and exceptional items at Rs. 31.09 Crores up by 1.9%

Rs. Crores

Particulars	Three Months ended 30th June		
	2004 Unaudited	2003 Unaudited	Growth %
Net Income from Operations	**415.29**	**339.02**	22.5
Profit before Depreciation & Tax	50.75	49.02	3.5
Depreciation & Amortisation	19.66	18.52	6.1
Profit Before Tax and Exceptional Items	**31.09**	**30.50**	1.9
Exceptional Item: Gain on sale of business	4.01	-	-
Profit afetr Exceptional Items	**35.10**	**30.50**	15.1
Provision for Current Tax	10.48	6.80	54.1
Provision for Deferred Tax	1.20	2.14	(43.9)
Net Profit before additional Deferred Tax	**23.42**	**21.56**	**8.7**
Provision for Additional Deferred tax on levy of Education Cess	2.55		
Net Profit	**20.87**	**21.56**	(3.2)

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 415.29 Crores for the quarter ended 30th June 2004, up by 22.5%, vis-à-vis Rs. 339.02 Crores achieved in the corresponding quarter.

Profit before tax and exceptional items are up by 1.9% at Rs. 31.09 Cores over the corresponding quarter.

The Company has accrued an exceptional gain of Rs. 4.01 Crores on transfer of the Tea Exports Business.

Net profit for current period is up by 8.7% at Rs. 23.42 Crores against Rs. 21.56 Crores in the corresponding quarter. The Company, however, as a matter of prudence has provided an additional Deferred Tax of Rs. 2.55 Crores, given the introduction of Education Cess in the recent Budget, which has resulted in reduction in Net Profit to Rs. 20.87 Crores.

Division-wise Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Year ended 30th June		Year ended 30th June	
		2004	2003	2004	2003
Viscose Filament Yarn	Tons	3,484	3,260	75.31	68.62
Garments	Lac Pcs.	19.9	16.8	107.08	89.21
Carbon Black	Tons	40,899	24,868	110.70	74.72
Textiles		-	-	101.66	86.71

Rayon Division

Rayon Division revenues at Rs. 75.31 Crores are up by 9.7% over that of Rs. 68.62 Crores achieved in the previous year. Capacity utilisation has been in excess of 100 per cent. VFY sales volumes were higher by 224 Tons. Realisations were impaired due to industry-wide high stock levels. Import of low price yarns from China further impacted sales. Higher volumes of Caustic Soda and Chlorine contributed to the revenue growth.

While in the short-term, VFY prices would remain under pressure, the overall demand may increase with the withdrawal of the compulsory Cenvat regime for weavers. To focus on enhancing the share of value added yarns, a Capex of Rs. 28 Crores is underway. This will result in raising the Continuous Spinning Yarn (CSY) capacity by 1,000 tonnes and raising the total capacity to 16,000 tonnes p.a. by September-04. Technology upgradation to improve quality standards is on the anvil. A capex of Rs. 100 Crores has been planned to enhance the captive power plant capacity by 18 MW and Caustic Soda capacity by 45 Tons per day. This will help the business in improving profits.

Madura Garments

Garments Division has maintained its market leadership. Revenues have grown by 20.0% to Rs. 107.08 Crores vis-à-vis Rs. 89.21 Crores achieved in the previous year. Sales volumes have risen by 18.5% to 19.9 Lac pieces, despite intense competition. The fiscal year started on a very positive note but from mid-May, pending budget uncertainties, market sentiments weakened, with lower footfalls in major retail stores and malls.

The power brands – Louis Philippe, Van Heusen, Allen Solly, and Peter England in the popular segment continue to maintain their cutting edge positions through innovative product development, design differentiation and range extensions. Van Heusen launched its "Informals" range, which has met with immediate success. The "Oxyrich" collection has received a good response. In addition to the "Gods & Kings" range the Linen collection of Louis Philippe has been well received. Peter England introduced a test launch of its suits and blazers in some markets of South India. The response has been very encouraging and plans are afoot to extend this nationally in the next quarters. Knits and Jeanswear are growing categories across brands. The Company has had good sales during the summer season in these categories.

The long-term outlook for the business is positive. However, in the short term, discounting will be slightly higher due to high inventory holding in the industry and seasonal promotional offers in some markets. Madura Garment's business focus is on:

- Evolving an effective and contemporary retail strategy while moving towards providing a lifestyle solution for its Power Brands
- Enhancing brand equity and
- Providing differentiated and innovative merchandise.

Carbon Black Division

Carbon Black Division's revenues at Rs. 110.70 Crores are up by 48.1% vis-à-vis Rs. 74.72 Crores attained in the previous year. The Plant operated at 100.3% on enhanced capacity on completion of the brownfield expansion of 40,000 TPA in February-2004. Pending demand growth in the domestic market, exports volumes were increased. Total sales volumes thus grew by 64.5% to 40,899 tons.

The outlook for the business is positive. However, going forward margins may remain under pressure on account of cheaper imports, volatile CBFS prices, higher sea freight and changing market mix. The Division's thrust will be on maximising realization. Besides proactively managing CBFS procurement, it intends to develop speciality/ value added products.

Textiles Division

Textiles Division's revenues have gone up a significant 17.2% to Rs. 101.66 Crores against Rs. 86.71 Crores in the corresponding year. Higher volumes and better realizations have been witnessed across the segments. Exports constituted about 55% of the Division's revenues. Worsted segment has benefited with stable wool prices. Flax yarn performance has improved after the modernisation of the plant. The Linen fabric has benefited from retailing initiatives. The Synthetic segment is moving towards value added speciality yarn to improve margins. The Textile Industry should benefit from liberalised excise duty regime. The Division's emphasis on retailing of linen fabrics will continue, given the encouraging market response.

Insulators Domestic Marketing

The Division's revenues stood at Rs. 18.00 Crores. The outlook for the insulator business is promising given the power sector reforms, which will unleash demand in the transmission and distribution segment.

Joint Ventures and Subsidiaries

The Company's subsidiaries and joint ventures are on track.

BIRLA NGK Insulators Private Limited has registered a turnover of Rs. 36.53 Crores. The yield improvement efforts guided by NGK experts are underway. The overall performance of the business will be bettered, as a Capex of Rs. 63 Crores will add to capacity and for modernisation of facilities to be completed during the year.

Birla Sun Life Insurance Company has recorded a jump of 297% in new business annualised premium income to Rs. 93.5 Crores and the total premium income has grown by 306% to Rs. 126.2 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in unit-linked products and alternate channel distribution.

The Software business has reversed the downward trend in performance and has turned EBIDTA positive. Revenues stood at Rs. 21.3 Crores. With concentrated efforts it has acquired new customers, improved revenue flow and curtailed losses. The focus is now on further strengthening marketing and delivery capabilities.

The BPO business revenues have grown significantly from Rs. 12.1 Crores in the corresponding quarter to Rs. 20.9 Crores. The seat capacity has increased to 1,600 and number of manpower has risen to 2,220. The Company is striving to further increase the client base.

Conclusion

Overall, the boost given to textiles sector in budget and various capex and other initiatives taken across the businesses Indian Rayon is optimistic about the future and is confident of enhancing revenue and earnings during the fiscal.

INDIAN RAYON

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th June 2004	Quarter Ended 30th June 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	450.46	369.94	1,714.06
Less: Excise Duty	35.17	30.92	140.22
Net Income from Operations	415.29	339.02	1,573.84
Other Income	1.50	2.80	14.27
Total Income	416.79	341.82	1,588.11
Total Expenditure:			
Decrease / (Increase) in Stock in Trade	(4.70)	(13.15)	(21.01)
Consumption of Raw Materials, etc.	215.32	173.82	812.50
Staff Cost	30.30	28.04	117.81
Other Expenditure	121.09	97.40	415.53
Profit Before Interest, Depreciation, Royalty & Tax	54.78	55.71	263.28
Interest and Finance Expenses	5.07	7.36	23.99
Add: Interest Income	1.04	3.02	9.17
Profit Before Depreciation, Royalty & Tax	50.75	51.37	248.46
Royalty to Wholly-owned Subsidiary	-	2.35	5.46
Depreciation and Amortisation	19.66	18.52	81.52
Profit Before Tax and Exceptional Items	31.09	30.50	161.48
Gain on sale of Long Term Strategic Investments	-	-	19.95
Gain on transfer of Business (See Note - 1)	4.01	-	-
Profit Before Tax	35.10	30.50	181.43
Provision for Current Tax	10.48	6.80	44.25
Provision for Deferred Tax	1.20	2.14	5.90
Net Profit Before additional Deferred Tax	23.42	21.56	131.28
Additional provision for Deferred tax (See Note - 2)	2.55	-	-
Net Profit	20.87	21.56	131.28
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88
Reserves	-	-	1,207.80
Basic and Diluted Earning Per Share (Rs.)	3.49	3.60	21.92

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th June 2004	Quarter Ended 30th June 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue			
Garments	107.08	89.21	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	75.31	68.62	335.17
Carbon Black	110.70	74.72	340.30
Insulators	18.00	13.46	72.52
Other Textiles (Spun Yarns & Fabrics)	102.07	86.71	394.08
Others	2.54	6.30	40.71
Total Segment Revenue	415.70	339.02	1,574.72
Less : Inter segment revenue	(0.41)	-	(0.88)
Net Income from operation	415.29	339.02	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)			
Garments	1.19	(0.44)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	14.67	12.51	77.93
Carbon Black	15.78	17.37	64.68
Insulators	3.96	4.29	21.43
Other Textiles (Spun Yarns & Fabrics)	1.78	0.05	6.55
Others	0.89	0.36	4.52
Total Segment Result	38.27	34.14	173.27
Less: Interest and Finance Expenses	(5.07)	(7.36)	(23.99)
Add: Interest Income	1.04	3.02	9.17
Add: Net of Unallocable Income / (Expenditure)	(3.15)	0.70	3.03
Profit Before Tax and Exceptional Items	31.09	30.50	161.48
Exceptional Gains	4.01	-	19.95
Profit Before Tax	35.10	30.50	181.43
Capital Employed	As on	As on	As on
(Segment assets - Segment liabilities)	30th June,04	30th June,03	31st Mar, 04
Garments	246.18	180.78	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)	263.98	268.31	264.42
Carbon Black	333.42	274.70	332.98
Insulators	18.97	18.30	19.97
Other Textiles (Spun Yarns & Fabrics)	151.33	175.89	153.39
Others	14.08	19.77	16.85
Total Segment Capital Employed	1027.96	937.75	1029.85
Add: Unallocated Corporate assets	622.70	519.33	612.18
Total Capital Employed	1650.66	1457.08	1642.03

Notes:

1 The Company has transferred, its Global Exports and Marketing Division on going concern basis, for a consideration of Rs 5.49 crores. This has resulted into a gain of Rs 4.01 crores, which is disclosed as an Exceptional item.

2 As matter of prudence, the company has made provision for taxation including deferred tax on the basis of the proposal contained in the Finance Bill 2004 towards Education Cess. Consequent on the change in rates of taxation, there is a additional provision of Rs 2.55 crores in respect of deferred tax liability as at 31st March, 2004.

3 At the beginning of the quarter, there was one investor complaint pending. During the quarter ended 30th June 2004, six investor complaints were received out of which five complaints have been resolved. At the end of quarter, two investor complaints were pending for want of receipt of documents from investors.

4 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

5 The above results, have been taken on record at a meeting of the Board of Directors held on 27th July, 2004. The Auditors of the Company have carried out limited review of the results for the three months period ended 30th June, 2004.

Place: Mumbai
Date: 27th July, 2004

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON

ADITYA BIRLA GROUP

O | C

File No.: 359

RECEIVED
2005 FEB 22 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2004

Mr. Gopalkrishnan Iyer
AGM., DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 22104500

Contents Not Verified
Central Depository Services (India) Ltd.
27/10/04

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

1. Enclosed please find Unaudited Financial Results of the Company for the quarter / half year ended 30th September, 2004 taken on record by the Board of Directors of the Company at its meeting held today. Copies of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

   The above are for your information and records.

2. Further to our letter dtd.6th October, 2004 regarding allotment of equity shares kept in Abeyance u/s 206A of the Companies Act, 1956, the Investor Relation & Finance Committee of the Board of Directors of the Company has passed a circular resolution for allotment of :-

   a. 450 Equity Shares against conversion of Zero Interest Secured Fully Convertible Debentures;
   b. 450 Equity Shares against the Detachable Warrants; and
   c. 450 Bonus Shares against the Zero Interest Secured Fully Convertible Debentures and Detachable Warrants;

   We hereby request you to kindly grant us necessary permission for the listing of the above equity shares on your exchange.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.

Devendra Bhandari
Company Secretary

341376

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
27/10/04

Encl: a/a

INDIAN RAYON

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th Sept. 2004	Quarter Ended 30th Sept. 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	496.38	465.28	946.84	835.21	1,714.06
Less: Excise Duty	31.30	38.82	66.47	69.74	140.22
Net Income from Operation	465.08	426.46	880.37	765.47	1,573.84
Other Income	4.36	5.79	5.86	8.60	14.27
Total Income	469.44	432.25	886.23	774.07	1,588.11
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(11.53)	(3.52)	(16.23)	(16.66)	(21.01)
Consumption of Raw Materials, etc.	259.15	216.16	474.46	389.98	812.50
Staff Cost	30.77	29.69	61.08	57.73	117.81
Other Expenditure	124.75	111.77	245.84	209.17	415.53
Profit Before Interest, Depreciation, Royalty & Tax	86.30	78.15	121.08	133.84	263.28
Interest and Finance Expenses	5.41	6.73	10.48	14.09	23.99
Add: Interest Income	0.85	2.21	1.89	5.24	9.17
Profit Before Depreciation, Royalty & Tax	61.74	73.63	112.49	124.99	248.46
Royalty to Wholly-owned Subsidiary	-	3.11	-	5.46	5.46
Depreciation and Amortisation	19.82	22.47	39.48	40.99	81.52
Profit Before Tax and Exceptional Items	41.92	48.05	73.01	78.54	161.48
Effect of VRS costs (See Note 1)	(7.15)	-	(7.15)	-	-
Gain on transfer of business/ sale of Long Term Strategic Investments	-	19.95	4.01	19.95	19.95
Profit Before Tax	34.77	68.00	69.87	98.49	181.43
Provision for Current Tax	11.57	15.71	22.05	22.51	44.25
Provision for Deferred Tax	(1.47)	(1.30)	2.28	0.84	5.90
Net Profit	24.67	53.59	45.54	75.14	131.28
Paid up Equity Share Capital (Face Value of Rs. 10 each)	59.86	59.88	59.88	59.88	59.88
Reserves	-	-			1,207.80
Basic and Diluted Earning Per Share (Rs.)	4.12	8.95	7.60	12.55	21.92
Aggregate of Non-Promoter Shareholding					
Number of Shares			42,774,889	43,747,849	42,776,227
Percentage of Shareholding			71.43%	73.07%	71.43%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th Sept. 2004	Quarter Ended 30th Sept. 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue					
Garments	126.74	112.65	233.82	201.86	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	89.21	96.23	164.53	164.86	335.17
Carbon Black	113.39	88.09	224.08	162.81	340.30
Insulators	19.70	16.60	37.70	30.05	72.52
Other Textiles (Spun Yarns & Fabrics)	113.78	99.75	215.86	186.46	394.08
Others	2.58	12.94	5.11	19.23	40.71
Total Segment Revenue	465.40	426.26	881.10	765.27	1,574.72
Less : Inter segment revenue	(0.32)	0.20	(0.73)	0.20	(0.88)
Net Income from operation	465.08	426.46	880.37	765.47	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	6.14	0.09	7.33	(0.35)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	15.33	25.44	30.00	37.95	77.93
Carbon Black	12.79	16.98	28.58	34.35	64.68
Insulators	4.05	4.59	8.01	8.88	21.43
Other Textiles (Spun Yarns & Fabrics)	5.44	1.13	7.22	1.18	6.55
Others	0.85	0.85	1.73	1.21	4.52
Total Segment Result	44.60	49.08	82.87	83.22	173.27
Less: Interest and Finance Expenses	(5.41)	(6.73)	(10.48)	(14.09)	(23.99)
Add: Interest Income	0.85	2.21	1.89	5.24	9.17
Add: Net of Unallocable Income / (Expenditure)	1.88	3.49	(1.27)	4.17	3.03
Profit Before Tax and Exceptional Items	41.92	48.05	73.01	78.54	161.48
Exceptional Items	(7.15)	19.95	(3.14)	19.95	19.95
Profit Before Tax	34.77	68.00	69.87	98.49	181.43
			As on 30th Sept.,04	As on 30th Sept.,03	As on 31st Mar, 04
Capital Employed					
(Segment assets - Segment liabilities)					
Garments			259.03	202.81	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)			277.02	257.37	264.42
Carbon Black			348.09	285.97	332.98
Insulators			15.24	17.25	19.97
Other Textiles (Spun Yarns & Fabrics)			165.45	166.22	153.39
Others			13.68	25.14	16.85
Total Segment Capital Employed			1078.51	954.76	1029.85
Add: Unallocated Corporate assets			581.12	553.85	612.18
Total Capital Employed			1659.63	1508.61	1642.03

Notes:

1. During the quarter ended 30th September 2004, the Company incurred an expenditure of Rs 7.15 Crores towards Voluntary Retirement Scheme (VRS) at Rayon Division. Though full benefits of VRS costs shall accrue in future, the amount has been fully provided and disclosed as an Exceptional Item.
2. At the beginning of the quarter, there were two investor complaints pending for want of documents from the investors. During the quarter ended 30th September, 2004, nine investor complaints received and nine complaints were resolved. At the end of quarter, two investor complaints were pending for want of receipt of documents from investors.
3. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.
4. The above results have been taken on record at a meeting of the Board of Directors held on 27th October, 2004. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 27th October, 2004

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON

ADITYA BIRLA GROUP

PRESS RELEASE Mumbai, 27th October 2004

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE
FOR THE SECOND QUARTER ENDED 30th SEPTEMBER 2004

Net Sales at Rs. 465.08 Crores up by 9.1%
Net Profit Before exceptional items at Rs. 31.82 Crores down by 5.4%

Rs. Crores

Particulars	Three Months ended 30th September			Half Year ended 30th September		
	2004 Unaudited	2003 Unaudited	Growth %	2004 Unaudited	2003 Unaudited	Growth %
Net Income from Operations	**465.08**	**426.46**	9.1	**880.37**	**765.47**	15.0
Profit before Depreciation & Tax	61.74	70.52	(12.5)	112.49	119.53	(5.9)
Depreciation & Amortisation	19.82	22.47	(11.8)	39.48	40.99	(3.7)
Profit Before Tax and Exceptional Items	**41.92**	**48.05**	(12.8)	**73.01**	**78.54**	(7.0)
Provision for Tax	10.10	14.41	(29.9)	24.33	23.35	4.2
Net Profit before Exceptional Items	**31.82**	**33.64**	(5.4)	**48.68**	**55.19**	(11.8)
Exceptional Item: VRS / Gain on sale of business	(7.15)	19.95	(135.8)	(3.14)	19.95	(115.7)
Net Profit	**24.67**	**53.59**	(54.0)	**45.54**	**75.14**	(39.4)

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 465.08 Crores for the quarter ended 30th September 2004, up by 9.1%, vis-à-vis Rs. 426.46 Crores achieved in the corresponding quarter. Garments, Carbon Black and Textiles have been the growth drivers.

Profit before Depreciation and Tax at Rs. 61.74 Crores is lower by 12.5% due to severe pressure on realization in VFY and elimination of duty differential in Carbon Black business.

Depreciation is lower at Rs. 19.82 Crores against Rs. 22.47 Crores. In the corresponding quarter a provision of Rs. 4.62 Crores was made for fast depreciating items like computers, vehicles and furniture on change of accounting policy.

Net Profit before exceptional items is down by 5.4% to Rs. 33.64 Crores over the corresponding quarter.

The Company had offered a VRS scheme during the quarter. This was accepted by 408 persons in the Rayon Division. The VRS entailed a cost of Rs. 7.15 Crores, which has been treated as an exceptional item. This manpower optimisation will help lower the cost of production. In the corresponding quarter there was a capital gain of Rs. 19.95 Crores on the divestment of its stake in Indo Gulf Fertilizers Limited.

Net profit for current period is down at Rs. 24.67 Crores against Rs. 53.59 Crores in the corresponding quarter.

Division-wise Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 30th September		Quarter ended 30th September	
		2004	2003	2004	2003
Garments	Lac Pcs.	22.3	21.4	126.74	112.65
Viscose Filament Yarn	Tons	4,209	4,458	89.21	96.23
Carbon Black	Tons	41,170	30,219	113.39	88.09
Textiles		-	-	113.46	99.95

Madura Garments

Garments Division has maintained its market leadership. Revenues have grown by 12.5% to Rs. 126.74 Crores vis-à-vis Rs. 112.65 Crores recorded in the previous year. Sales volumes has risen by 4.0% to 22.3 Lac pieces, despite intense competition. Revenue from high-value high-price point products was higher, fuelled by positive consumer sentiments.

The power brands – Louis Philippe, Van Heusen, Allen Solly and Peter England in the popular segment continue to maintain market leadership. Louis Philippe and Allen Solly were accorded the prestigious "Super Brands" status, which marks them among the 101 most powerful brands across categories in India. Madura Garments was adjudged the "Best Apparel Company" in the Clothing & Manufacturers Association of India (CMAI) awards. Allen Solly Women's Wear was awarded the best "Women's Wear" brand. Consistent brand building efforts, developing innovative new merchandise and aggressive campaigns for each of the brands, have accelerated brand growth and equity with consumers.

The long-term outlook for the business is positive. However, in the short term, price offs and discounting will be slightly higher due to high inventory levels in the industry. Madura Garment's business focus is on:

- Leveraging strong brand equity and garnering a larger share during the festive season
- Sustaining brand leadership backed by aggressive marketing campaign
- Maintaining edge in design and product innovation
- Continuing thrust on retail strength and efficiency
- Enhancing branded and contract exports
- Launch men's innerwear

Rayon Division

Rayon Division revenues at Rs. 89.21 Crores are lower by 7.3% compared to Rs. 96.23 Crores in the previous year. Realisations were impaired due to industry-wide high stock levels. Import of low price yarns from China further impacted sales. VFY sales volumes were lower by 5.6% at 4,209 tons. Capacity utilisation remained high at 107.6 per cent. Higher volumes and better realization of Caustic Soda and Chlorine contributed to the revenues.

In the short-term, pending clearance of the inventory built up, VFY prices may remain under pressure. The Continuous Spinning Yarn (CSY) capacity expansion for 1,000 tonnes has been completed. The total capacity stands raised to 16,000 tonnes p.a. This will help in enhancing the share of value added yarns. Technology upgradation to improve quality standards is underway. A capex of Rs. 99 Crores has been planned to enhance the captive power plant capacity by 18 MW and Caustic Soda capacity by 45 Tons per day. This is a step to enhance the bottomline.

Carbon Black Division

Carbon Black Division's revenues at Rs. 113.39 Crores are up by 28.7% vis-à-vis Rs. 88.09 Crores attained in the previous year. Total sales volumes grew by 36.2% to 41,170 tons. The Plant operated at 103.3% on the expanded capacity. Even as increased demand in the domestic market is being catered, exports volumes were increased to augment sales. Increasing crude oil prices has resulted in the increase of CBFS prices.

The outlook for the business is positive. Margins may remain under pressure on account of volatile CBFS prices, higher sea freight and changing market mix. The Division's thrust will be on maximising realization. Besides proactively managing CBFS procurement, it intends to develop speciality/ value added products.

The Company is evaluating a 50,000 tons Brownfield expansion at Chennai / a Greenfield project in Gujarat.

Textiles Division

Textiles Division's revenues have gone up 13.5% to Rs. 113.46 Crores against Rs. 99.95 Crores in the corresponding year. Higher volumes and better realizations have been witnessed across the segments. Exports constituted about 47% of the Division's revenues. Worsted segment has benefited with stable wool prices. Flax yarn performance has improved after the modernisation of the plant. The Linen fabric has benefited from retailing initiatives. Synthetic Yarn segment is moving towards value added speciality yarns to improve margin. Overall demand may increase with the withdrawal of the compulsory Cenvat regime for weavers and in the post WTO regime. The Division's emphasis on retailing of linen fabrics will continue, given the encouraging market response. A capex of Rs. 35 Crores is underway to double Wool Combing capacity to 8,000 TPA.

Insulators Domestic Marketing

The Division's revenues stood at Rs. 19.70 Crores. The outlook for the insulator business is promising given the power sector reforms, which will unleash demand in the transmission and distribution segment.

Joint Ventures and Subsidiaries

The Company's subsidiaries and joint ventures are on track.

BIRLA NGK Insulators Private Limited has registered a turnover of Rs. 38 Crores. The yield improvement efforts guided by NGK experts are underway. The overall performance of the business will be bettered, as a Capex of Rs. 63.3 Crores will add to capacity, and for modernisation of facilities to be completed during the year.

Birla Sun Life Insurance Company has recorded a jump of 142.4% in new business annualised premium income to Rs. 144.70 Crores and the total premium income has grown by 162% to Rs. 188.38 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in unit-linked products and alternate channel distribution.

The Software business has reversed the downward trend in performance and has turned EBITDA positive for second consecutive quarter. Revenues stood at Rs. 20.65 Crores. The Company has increased focus on BFI verticals and has curtailed SG & A expenses. The focus is now on further strengthening marketing and delivery capabilities.

The BPO business revenues have grown significantly from Rs. 15.57 Crores in the corresponding quarter to Rs. 23.92 Crores. The seat capacity has increased to 1,656 and headcount rose to 2,261. The Company is striving to further increase the client base.

Conclusion

Overall, the outlook for the Company is optimistic given the strategic thrust and capex initiatives taken in each of the businesses.

INDIAN RAYON

ADITYA BIRLA GROUP

O/C

January 27, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 22104500

Dear Sir,

Re: **Clause 41 of the Listing Agreement**
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 31st December, 2004 taken on record by the Board of Directors of the Company at its meeting held today. A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 27/1/05 TIME ....

Devendra Bhandari
Company Secretary

Encl: a/a

INDIAN RAYON

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 31st Dec. 2004	Quarter Ended 31st Dec. 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	524.94	447.58	1,471.78	1,282.80	1,714.06
Less: Excise Duty	31.63	35.85	98.10	105.58	140.22
Net Income from Operation	**493.31**	**411.73**	**1,373.68**	**1,177.22**	**1,573.84**
Other Income	1.71	2.39	7.42	10.98	14.27
Total Income	**495.02**	**414.12**	**1,381.10**	**1,188.20**	**1,588.11**
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	5.34	20.48	(10.89)	3.82	(21.01)
Consumption of Raw Materials, etc.	257.25	192.59	731.71	582.58	812.50
Staff Cost	31.07	29.79	92.14	87.51	117.81
Other Expenditure	128.47	106.18	374.31	315.36	415.53
Profit Before Interest, Depreciation, Royalty & Tax	**72.89**	**65.08**	**193.83**	**198.93**	**263.28**
Interest and Finance Expenses	5.76	4.65	16.24	18.73	23.99
Add: Interest Income	1.27	2.22	3.16	7.45	9.17
Profit Before Depreciation, Royalty & Tax	**68.40**	**62.65**	**180.75**	**187.65**	**248.46**
Royalty to Wholly-owned Subsidiary	-	-	-	5.46	5.46
Depreciation and Amortisation	20.58	20.23	60.06	61.22	81.52
Profit Before Tax and Exceptional Items	**47.82**	**42.42**	**120.69**	**120.97**	**161.48**
VRS Cost at Rayon Division	(1.81)	-	(8.97)	-	-
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	(1.95)	-	2.21	19.95	19.95
Profit Before Tax	**44.06**	**42.42**	**113.93**	**140.92**	**181.43**
Provision for Current Tax	14.47	9.67	36.52	32.18	44.25
Provision for Deferred Tax	0.94	4.19	3.22	5.03	5.90
Net Profit	**28.65**	**28.56**	**74.19**	**103.71**	**131.28**
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88	59.88	59.88
Reserves	-	-			1,207.80
Basic and Diluted Earning Per Share (Rs.)	4.78	4.77	12.39	17.32	21.92
Aggregate of Non-Promoter Shareholding					
Number of Shares			42,778,367	43,746,995	42,776,227
Percentage of Shareholding			71.44%	73.06%	71.43%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 31st Dec. 2004	Quarter Ended 31st Dec. 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue					
Garments	129.90	100.80	363.72	302.66	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	96.32	85.42	260.85	250.28	335.17
Carbon Black	119.43	87.59	343.51	250.40	340.30
Insulators	27.08	20.77	64.78	50.62	72.52
Other Textiles (Spun Yarns & Fabrics)	117.37	103.77	333.23	290.23	394.08
Others	4.25	13.95	9.36	33.20	40.71
Total Segment Revenue	494.35	412.30	1,375.45	1,177.59	1,574.72
Less : Inter segment revenue	(1.04)	(0.57)	(1.77)	(0.37)	(0.88)
Net Income from operation	**493.31**	**411.73**	**1,373.68**	**1,177.22**	**1,573.84**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	2.28	(1.54)	9.61	(1.89)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	20.39	20.96	50.39	58.91	77.93
Carbon Black	15.50	15.19	44.08	49.54	64.68
Insulators	5.66	5.93	13.67	14.81	21.43
Other Textiles (Spun Yarns & Fabrics)	6.22	2.21	13.44	3.39	6.55
Others	2.57	1.96	4.31	3.17	4.52
Total Segment Result	52.62	44.71	135.50	127.93	173.27
Less: Interest and Finance Expenses	(5.76)	(4.65)	(16.24)	(18.73)	(23.99)
Add: Interest Income	1.27	2.22	3.16	7.45	9.17
Add: Net of Unallocable Income / (Expenditure)	(0.31)	0.14	(1.73)	4.32	3.03
Profit Before Tax and Exceptional Items	**47.82**	**42.42**	**120.69**	**120.97**	**161.48**
VRS Cost at Rayon Division	(1.81)	-	(8.97)	-	-
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	(1.95)	-	2.21	19.95	19.95
Profit Before Tax	**44.06**	**42.42**	**113.93**	**140.92**	**181.43**
Capital Employed			As on 31st Dec., 04	As on 31st Dec., 03	As on 31st Mar, 04
(Segment assets - Segment liabilities)					
Garments			235.41	240.59	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)			280.75	266.13	264.42
Carbon Black			340.63	285.09	332.98
Insulators			18.53	16.72	19.97
Other Textiles (Spun Yarns & Fabrics)			182.83	159.43	153.39
Others			13.41	21.18	16.85
Total Segment Capital Employed			1071.56	989.14	1029.85
Add: Unallocated Corporate assets			684.45	586.97	612.18
Total Capital Employed			**1756.01**	**1576.11**	**1642.03**

Notes:

1 At the beginning of the quarter, there were two investor complaints pending for want of documents from the investors. During the quarter ended 31st December 2004, twenty-six investor complaints were received. All these complaints have been redressed and no investor complaints were pending at the end of the quarter.

2 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

3 The above results, have been taken on record at a meeting of the Board of Directors held on 27th January, 2005. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 27th January, 2005

R.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON
ADITYA BIRLA GROUP

April 27, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
Mumbai – 400 051

Fax # 022-26598237 / 38
2659819

NSEIL
27 APR
Contents not Verified

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
Europe

Fax # 00-352-473-298

RECEIVED
(Contents Not Verified)
Central Depository Services (India) Ltd.
Mumbai.

Dear Sir,

Sub **: Financial Results for FY 2004-05**
Ref **: Scrip Code BSE 500 303**

This is to inform you that the Board of Directors of Indian Rayon And Industries Limited at its meeting held today, the 27th April, 2005, have inter alia:

1. Approved the Annual Accounts of the Company for the year ended 31st March, 2005.

2. Proposed payment of dividend on Equity Shares for the year ended 31st March, 2005 @ Rs. 4.00 (Rupees Four Only ———— only) per equity share of 10/- each.

3. Co-opted Mr. Sanjeev Aga as Director of the Company, he will act as Managing Director of the Company.

4. Co-opted Mr. G. P. Gupta as a Director of the Company.

Copies of the above Financial Results, Presentation and Press Release, which are being released today, are enclosed herewith.

The above are for your kind information.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
27/4/05

Devendra Bhandari
Sr.Vice President & Company Secretary

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

July 28, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
[redacted]
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 / 26598191

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 00-352-473-298

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 30th June, 2005 taken on record by the Board of Directors of the Company at its meeting held today. A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irlcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP
Corporate Finance Division

October 27, 2005

DCS – CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121 / 22722
22722039 / 22722061
22722041 / 22723719

The Manager
Listing Dept.
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI 400 051.

Fax # 022-26598237 / 38

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter / half year ended 30th September, 2005 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

RECEIVED
(Contents Not Verified)
Central Depository Services (India) Ltd.
Mumbai.
27/10/05

INDIAN RAYON AND INDUSTRIES LIMITED
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 030
Tel.: 91-22-5652 5000 / 2499 5000 • Fax : 91-22-5652 5821 / 2499 5821 • E-mail : irilctd@adityabirla.co
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

Copy:

Luxembourg Stock Exchange Fax # 00-352-473-298
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Central Depository Services (India) Ltd. Fax# 2272 3199
P.J.Towers, 28th floor
Dalal Street,
MUMBAI 400 001

National Securities Depository Ltd. Fax# 24972993 / 6351
Tradeworld, 4th & 5th Floors
Kamala Mills Compound
Lower Parel
MUMBAI 400 013

Listing & Agency Administration Fax# 00-352-4242-2984
BANQUE GENERALE DU LUXEMBOURG S.A
27 Avenue Monterey
L-2951 LUXEMBOURG

Mr. Jonathan L Paterson Fax # 001-212 816 6865
ADR – Account Manager
Citibank NA
388, Greenwich St.
14th Floor, New York
NY 10013

Mr. Shekar Jain Fax # 56672740 / 56672779
Head Operations
ICICI Bank Limited
Securities Markets Services
Empire Complex, F7/E7, 414
Senapati Bapat Marg
Lower Parel (W)
MUMBAI 400 013

INDIAN RAYON
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2005

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th June 2005	Quarter Ended 30th June 2004	Year Ended 31st March 2005 (Audited)
Income from Operations	516.86	451.29	1,987.82
Less: Excise Duty	31.78	35.17	127.20
Net Income from Operations	[illegible]	[illegible]	[illegible]
Other Income	2.47	1.35	10.07
Total Income	[illegible]	[illegible]	[illegible]
Total Expenditure:			
Decrease / (Increase) in Stocks	(26.23)	(4.70)	(11.16)
Cost of Raw Materials	273.39	216.15	995.74
Staff Cost	32.73	30.20	125.16
Other Expenditure	135.17	121.19	496.93
Profit Before Interest, Depreciation & Tax	[illegible]	[illegible]	[illegible]
Interest and Finance Expenses	6.77	5.07	22.94
Add: Interest Income	1.02	1.04	4.34
Profit Before Depreciation & Tax	[illegible]	[illegible]	[illegible]
Depreciation and Amortisation	20.15	19.66	80.69
Profit Before Tax and Exceptional Items	[illegible]	[illegible]	[illegible]
VRS Cost at Rayon Division	(0.68)	-	(9.54)
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	4.16	1.89
Profit Before Tax and After Exceptional Items	[illegible]	[illegible]	[illegible]
Less: Provision for Taxation:			
Current Tax	14.87	10.48	45.35
Deferred Tax (Net)	(0.41)	3.75	(1.99)
Fringe Benefit Tax	0.70	-	-
Net Profit	[illegible]	[illegible]	[illegible]
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88
Reserves	-	-	1294.18
Basic and Diluted Earning Per Share (Rs.)	5.13	3.49	18.98
Aggregate of Non-Promoter Shareholding			
Number of Shares	42,734,468	42,776,917	42747570
Percentage of Shareholding	71.36%	71.43%	71.38%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th June 2005	Quarter Ended 30th June 2004	Year Ended 31st March 2005 (Audited)
Segment Revenue			
Garments	127.95	107.08	472.40
Rayon Yarn (Including Caustic & Allied Chemicals)	86.81	75.31	352.00
Carbon Black	122.26	110.70	467.25
Insulators	34.31	18.00	100.12
Other Textiles (Spun Yarns & Fabrics)	111.01	102.90	459.02
Others	3.39	2.54	12.74
Total Segment Revenue	485.73	416.53	1,863.52
Less : Inter segment revenue	(0.65)	(0.41)	(2.90)
Net Income from Operations	485.08	[illegible]	[illegible]
Segment Results (Profit before Interest and Tax - PBIT)			
Garments	2.72	1.19	13.03
Rayon Yarn (Including Caustic & Allied Chemicals)	15.93	14.67	66.32
Carbon Black	18.04	15.78	80.32
Insulators	7.89	3.98	21.61
Other Textiles (Spun Yarns & Fabrics)	7.47	1.78	19.79
Others	1.63	0.89	6.20
[illegible]	[illegible]	[illegible]	[illegible]
Less: Interest and Finance Expenses	(6.77)	(5.07)	(22.94)
Add: Interest Income	1.02	1.04	4.34
Add: Net of Unallocable Income / (Expenditure)	(1.34)	(3.30)	(3.92)
Profit Before Tax and Exceptional Items	[illegible]	[illegible]	[illegible]
VRS Cost at Rayon Division	(0.68)	-	(9.54)
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	4.16	1.89
Profit Before Tax and After Exceptional Items	[illegible]	[illegible]	[illegible]
Capital Employed	**As on 30th June, 05**	**As on 30th June, 04**	**As on 31st March, 05**
(Segment assets - Segment liabilities)			
Garments	262.04	246.18	252.21
Rayon Yarn (Including Caustic & Allied Chemicals)	336.04	263.98	318.60
Carbon Black	355.99	333.42	371.87
Insulators	21.64	18.97	20.94
Other Textiles (Spun Yarns & Fabrics)	211.56	151.33	211.34
Others	12.41	14.08	13.18
Total Segment Capital Employed	1199.68	1027.96	1188.14
Add: Unallocated Corporate Assets	687.29	622.70	614.52
Total Capital Employed	[illegible]	[illegible]	[illegible]

Notes:

1 Status of Investor Complaints for the quarter ended 30th June, 2005

Opening	Received	Redressed	Pending
Nil	15	15	Nil

2 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

3 The above results, have been taken on record at a meeting of the Board of Directors held on 28th July, 2005. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 28th July, 2005

Sanjeev Aga
Managing Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON

ADITYA BIRLA GROUP

July 28, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
[redacted]
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 / 26598191

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 00-352-473-298

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 30th June, 2005 taken on record by the Board of Directors of the Company at its meeting held today. A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

RECEIVED
Central

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

ADITYA BIRLA GROUP

Corporate Finance Division

October 27, 2005

DCS – CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121 / 22722
22722039 / 22722061
22722041 / 22723719

The Manager
Listing Dept.
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI 400 051.

Fax # 022-26598237 / 38

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter / half year ended 30th September, 2005 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 27.10.05

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 030
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

Copy:

Luxembourg Stock Exchange P.O.Box No.165 L-2011 Luxembourg Grand-Dutchy of Luxembourg EUROPE	Fax # 00-352-473-298
Central Depository Services (India) Ltd. P.J.Towers, 28th floor Dalal Street, MUMBAI 400 001	Fax# 2272 3199
National Securities Depository Ltd. Tradeworld, 4th & 5th Floors Kamala Mills Compound Lower Parel MUMBAI 400 013	Fax# 24972993 / 6351
Listing & Agency Administration **BANQUE GENERALE DU LUXEMBOURG S.A** 27 Avenue Monterey L-2951 LUXEMBOURG	Fax# 00-352-4242-2984
Mr. Jonathan L Paterson **ADR – Account Manager** Citibank NA 388, Greenwich St. 14th Floor, New York NY 10013	Fax # 001-212 816 6865
Mr. Shekar Jain **Head Operations** ICICI Bank Limited Securities Markets Services Empire Complex, F7/E7, 414 Senapati Bapat Marg Lower Parel (W) MUMBAI 400 013	Fax # 56672740 / 56672779

INDIAN RAYON

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2005

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results					Standalone Financial Results				
	Quarter Ended 30th Sept		Year to date		Year Ended 31st March	Quarter Ended 30th Sept		Year to date		Year Ended 31st March
	2005	2004	2005	2004	2005	2005	2004	2005	2004	2005
Income from Operations	983.89	788.16	1,791.87	1,454.16	3,325.74	599.08	497.33	1,115.95	948.62	1,987.82
Less: Excise Duty	38.83	33.32	73.14	70.40	136.36	36.05	31.30	67.83	66.47	127.20
Net Income from Operations	945.06	754.84	1,718.73	1,383.76	3,189.38	563.03	466.03	1,048.12	882.15	1,860.62
Other Income	9.21	3.87	14.51	7.27	19.40	6.91	4.36	9.38	5.71	10.07
Total Income	954.27	758.71	1,733.24	1,391.03	3,208.78	569.94	470.39	1,057.50	887.86	1,870.69
Total Expenditure:										
Decrease / (Increase) in Stock in Trade	(13.03)	(15.55)	(39.72)	(21.25)	(14.41)	(12.43)	(11.53)	(38.66)	(16.23)	(11.16)
Cost of Raw Materials/Traded Goods	331.87	271.82	611.41	498.55	1,040.68	313.62	261.78	587.00	477.92	995.74
Staff Cost	92.32	78.40	176.54	152.36	319.87	35.39	30.67	68.13	60.88	125.16
Other Expenditure	268.69	227.32	518.54	422.86	917.28	146.69	123.17	281.86	244.36	496.93
Change in valuation of liability in respect of life insurance policies in force	172.39	135.10	271.76	225.90	684.12					
Profit Before Interest, Depreciation & Tax	102.03	61.62	194.71	112.61	281.24	86.67	66.30	159.17	120.93	284.02
Interest and Finance Expenses	15.29	10.26	27.34	19.35	41.67	9.90	5.41	16.67	10.48	22.94
Add: Interest Income	1.33	0.85	2.40	1.95	4.86	0.92	0.85	1.94	1.89	4.34
Profit Before Depreciation, Royalty & Tax	88.07	52.21	169.77	95.21	224.43	77.69	61.74	144.44	112.34	245.42
Depreciation and Amortisation	34.91	32.07	68.10	62.32	130.29	21.19	19.82	41.35	39.48	80.69
Profit Before Tax and Exceptional Items	53.16	20.14	101.67	32.89	94.14	56.50	41.92	103.09	72.86	164.73
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	-	-	4.16	1.89	-	-	-	4.16	1.89
VRS Cost at Rayon-Division / Others	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)
Profit After Exceptional Items	52.53	12.99	100.35	29.90	86.49	55.87	34.77	101.77	69.87	157.08
Less: Provision for Taxation:										
Current Tax	15.48	11.63	30.44	22.17	45.78	15.33	11.57	30.20	22.05	45.35
Deferred Tax (Net)	1.06	(1.47)	0.65	2.28	(1.94)	1.06	(1.47)	0.65	2.28	(1.99)
Fringe Benefit Tax	1.40	-	2.81	-	-	0.89	-	1.59	-	-
Provision for Tax for earlier years written back	-	-	-	-	(0.07)					
Net Profit	34.59	2.83	66.45	5.45	42.72	38.59	24.67	69.33	45.54	113.72
Less : Minority Interest	(2.97)	(4.11)	(4.16)	(6.89)	(15.76)					
Share of Loss of Associate written back	-	-	-	-	(0.24)					
Net Profit (After Minority Interest)	37.56	6.94	70.61	12.34	58.72	38.59	24.67	69.33	45.54	113.72
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.89	59.88	59.89	59.88	59.88	59.89	59.88	59.89	59.88	59.88
Reserve										1294.18
Basic and Diluted Earnings Per Share - Rs	6.27	1.16	11.79	2.06	8.76	6.44	4.12	11.58	7.60	18.98
Aggregate of Non-Promoter Shareholding										
Number of Shares								42,738,738	42,774,889	42,747,570
Percentage of Shareholding								71.37%	71.43%	71.38%

Contd. from Page 1

INDIAN RAYON

ADITYA BIRLA GROUP

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results					Standalone Financial Results				
	Quarter Ended 30th Sept		Year to date		Year Ended 31st March	Quarter Ended 30th Sept		Year to date		Year Ended 31st March
	2005	2004	2005	2004	2005	2005	2004	2005	2004	2005
Segment Revenue										
Garments	163.30	126.64	291.25	233.73	472.40	163.30	126.64	291.25	233.73	472.40
Rayon Yarn (Including Caustic & Allied Chemicals	96.22	89.21	183.04	164.53	352.00	96.22	89.21	183.04	164.53	352.00
Carbon Black	136.73	113.39	258.99	224.08	467.25	136.73	113.39	258.99	224.08	467.25
Insulators	63.70	37.16	121.17	73.43	184.53	36.93	19.70	71.24	37.70	100.12
Other Textiles (Spun Yarn & Fabrics)	128.38	114.83	239.40	217.73	459.02	128.38	114.83	239.40	217.73	459.02
Life Insurance	264.26	201.29	444.67	335.32	956.19					
Software	21.84	20.65	39.17	41.90	82.13					
BPO	39.57	25.50	77.60	46.38	108.23					
Telecom	29.50	23.66	59.04	41.79	97.40					
Others	2.43	2.82	6.06	5.60	13.70	2.19	2.58	5.58	5.11	12.74
Total Segmental Revenue	945.93	755.15	1,720.39	1,384.49	3,192.85	563.75	466.35	1,049.50	882.88	1,863.52
Less: Inter Segment Revenue	(0.87)	(0.31)	(1.66)	(0.73)	(3.47)	(0.72)	(0.32)	(1.38)	(0.73)	(2.90)
Net Income from Operations	945.06	754.84	1,718.73	1,383.76	3,189.38	563.03	466.03	1,048.12	882.15	1,860.62
Segment Results (Profit before Interest and Tax - PBIT)										
Garments	9.74	6.14	12.46	7.33	13.03	9.74	6.14	12.46	7.33	13.03
Rayon Yarn (Including Caustic & Allied Chemicals	13.91	15.33	29.84	30.00	66.32	13.91	15.33	29.84	30.00	66.32
Carbon Black	20.00	12.79	38.04	28.58	60.32	20.00	12.79	38.04	28.58	60.32
Insulators	7.38	1.10	13.47	1.45	9.90	7.82	4.05	15.71	8.01	21.61
Other Textiles (Spun Yarn & Fabrics)	10.58	5.44	18.06	7.22	19.79	10.58	5.44	18.06	7.22	19.79
Life Insurance	(10.93)	(15.70)	(14.74)	(26.28)	(60.03)					
Software	0.50	0.24	0.33	(0.24)	(0.55)					
BPO	7.46	(1.76)	14.56	(4.44)	2.47					
Telecom	4.80	3.04	10.46	5.71	16.69					
Others	1.10	1.05	2.89	2.38	6.93	0.85	0.85	2.47	1.73	6.20
Total Segment Result	64.54	27.67	125.37	51.71	134.87	62.90	44.60	116.58	82.87	187.25
Less: Interest & Finance Expenses (Net)	(13.96)	(9.41)	(24.94)	(17.40)	(36.81)	(8.98)	(4.56)	(14.73)	(8.59)	(18.60)
Add: *Net of Unallocable Income/(Expenditure)*	2.58	1.88	1.24	(1.42)	(3.92)	2.58	1.88	1.24	(1.42)	(3.92)
Profit Before Tax and Exceptional Items	53.16	20.14	101.67	32.89	94.14	56.50	41.92	103.09	72.86	164.73
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	-	-	4.16	1.89	-	-	-	4.16	1.89
VRS Cost at Rayon Division	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)
Profit After Exceptional Items	52.53	12.99	100.35	29.90	86.49	55.87	34.77	101.77	69.87	157.08
Capital Employed (Segment Assets - Segment Liabilities)			As on *30th Sept, 05*	As on *30th Sept, 04*	As on 31st March, 05			As on 30th Sept, 05	As on 30th Sept, 04	As on 31st March, 05
Garments			292.61	259.03	252.21			292.61	259.03	252.20
Rayon Yarn (Including Caustic & Allied Chemicals)			342.10	277.02	318.60			342.10	277.02	318.60
Carbon Black			375.52	348.09	371.87			375.52	348.09	371.87
Insulators			106.43	109.39	110.53			19.07	15.24	20.93
Other Textiles (Spun Yarn & Fabrics)			237.91	165.45	211.34			237.91	165.45	211.35
Life Insurance			110.30	105.42	106.29					
Software			18.47	22.55	19.53					
BPO			61.27	59.25	61.51					
Telecom			914.96	169.59	197.77					
Others			31.30	32.74	32.25			11.87	13.68	13.18
Total Segment Capital Employed			2,490.87	1,568.53	1,681.90			1279.08	1078.51	1188.13
Add: Unallocated Corporate Assets			710.94	170.03	177.52			1247.06	581.12	614.53
Total Capital Employed			3,201.81	1738.56	1,859.42			2526.14	1659.62	1,802.66

Place: Mumbai
Date: 27th October, 2005

Sanjeev Aga
Managing Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

Notes:

1 The Board of Directors of the Company, at its meeting held on 11th September 2005, has approved, subject to requisite approvals, merger of Birla Global Finance Limited (BGFL) and Indo Gulf Fertilizers Limited (IGFL) with the Company with effect from 1st September 2005 through two separate Schemes of Amalgamation (Schemes), u/s 391 to 394 of the Companies Act, 1956. On the Schemes coming into effect, the business of BGFL and IGFL will be transferred to the Company on going concern basis and in consideration the Company will issue equity shares to the shareholders of the BGFL and IGFL, one equity share of Rs.10/- each in the Company for every three equity shares held in BGFL and IGFL respectively.

As directed by the Hon'ble High Court of Gujarat at Ahmedabad, meetings of shareholders of the Company will be held on 16th November, 2005 to consider the Schemes.

Pending requisite approvals, no effect has been given in the above results for the proposed merger.

2 On 28th September 2005, the Company has acquired 3718 lac equity shares of IDEA Cellular Limited (IDEA) at an aggregate price of Rs 660.73 crs from AT & T Cellular Pvt. Limited, Mauritius, raising its equity holding in IDEA from 4.28% to 20.74% and that of Aditya Birla Group from 33.70% to 50.15%. In the Consolidated profit and loss, the benefit of additional shareholding will accrue from the next quarter.

3 The shareholders of the Company have approved change of the name of the Company to "ADITYA BIRLA NUVO LTD". The change of name would become effective once Registrar of Companies issues the certificate for change of name.

4 Status of Investor Complaints for the quarter ended 30th September, 2005

Opening	Received	Redressed	Pending
NIL	16	16	NIL

5 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 The above results, have been taken on record at a meeting of the Board of Directors held on 27th October, 2005. The limited review of Standalone Financial Results as required under Clause 41 of Listing agreement has been completed and the related report will be submitted to the concerned stock exchanges.

January 31, 2006

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Manager
Listing Dept.
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 31st December, 2005 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

c.c:
1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

   Fax # 00-352-473-298

2. Central Depository Services (India) Ltd. P.J.Towers, 28th floor Dalal Street, MUMBAI 400 001 — Fax# 2272 3199

3. National Securities Depository Ltd. Tradeworld, 4th & 5th Floors Kamala Mills Compound Lower Parel MUMBAI 400 013 — Fax# 24972993 / 6351

4. Listing & Agency Administration Fortis Banque Luxembourg S.A Siege Social; 50 Avenue J.F. Kennedy L-2951 Luxembourg — Fax# 00-352-42422579

5. Mr. Jonathan L Paterson ADR - Account Manager Citibank NA 388, Greenwich St., 14th Floor New York NY 10013 — Fax # 001-212 816 6865

6. Mr. Vikram Kothari Chief Manager ICICI Bank Limited Securities Markets Services Empire Complex, F7/E7, 414 Senapati Bapat Marg Lower Parel (W) MUMBAI 400 013 — Fax # 022-56672740 / 022-56672779

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2005

(Rs Crores)

Consolidated Financial Results					FINANCIAL RESULTS	Standalone Financial Results				
Quarter Ended 31st Dec		Year to date		Year Ended 31st March		Quarter Ended 31st Dec		Year to date		Year Ended 31st March
2005	2004	2005	2004	2005		2005	2004	2005	2004	2005
1,192.03	846.64	2,984.02	2,297.73	3,325.96	Income from Operations	632.94	526.03	1,749.03	1,474.78	1,988.04
41.88	34.02	115.03	104.43	136.36	Less: Excise Duty	38.81	31.63	106.64	98.10	127.19
1,150.15	812.62	2,868.99	2,193.30	3,189.60	Net Income from Operations	594.13	494.40	1,642.39	1,376.68	1,860.86
4.41	3.54	18.92	13.99	19.40	Other Income	1.58	1.71	10.95	7.42	10.07
1,154.56	816.16	2,887.91	2,207.29	3,209.00	Total Income	595.71	496.11	1,653.34	1,384.10	1,870.92
					Total Expenditure:					
6.50	7.49	(33.22)	(13.77)	(14.41)	Decrease / (Increase) in Stock in Trade	6.34	5.34	(32.32)	(10.89)	(11.16)
322.58	269.85	934.13	768.53	1,045.39	Cost of Raw Materials/Traded Goods	315.51	259.35	902.65	737.39	1,000.45
108.92	79.53	285.46	231.89	319.87	Staff Cost	36.25	30.97	104.37	91.85	125.16
365.15	236.83	883.70	659.28	912.68	Other Expenditure	155.91	127.48	437.82	371.44	492.32
207.42	154.29	479.19	380.17	684.12	Change in valuation of liability in respect of life Insurance policies in force					
143.99	68.17	338.65	181.18	261.36	Profit Before Interest, Depreciation & Tax	81.70	72.97	240.82	194.31	264.15
36.56	10.60	63.86	30.35	41.79	Interest and Finance Expenses	18.15	5.84	34.78	16.72	23.07
1.18	1.35	3.58	3.30	4.86	Add: Interest Income	0.97	1.27	2.92	3.16	4.34
108.61	58.92	278.37	154.14	224.43	Profit Before Depreciation & Tax	64.52	68.40	208.96	180.75	245.42
67.47	33.07	135.57	95.39	130.29	Depreciation and Amortisation	21.23	20.58	62.58	60.06	80.69
41.14	25.85	142.80	58.75	94.14	Profit Before Tax and Exceptional Items	43.29	47.82	146.38	120.69	164.73
-	(1.95)	-	2.21	1.89	Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	(1.95)	-	2.21	1.89
(1.75)	(1.81)	(3.06)	(8.97)	(9.54)	VRS Cost at Rayon Division	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)
39.39	22.09	139.74	51.99	86.49	Profit After Exceptional Items	41.54	44.06	143.32	113.93	157.08
					Less: Provision for Taxation:					
15.45	14.53	45.89	36.70	45.78	Current Tax	15.05	14.47	45.25	36.52	45.35
0.22	0.94	0.87	3.22	(1.94)	Deferred Tax (Net)	0.20	0.94	0.85	3.22	(1.99)
1.82	-	4.64	-	-	Fringe Benefit Tax	0.84	-	2.43	-	-
-	-	-	-	(0.07)	Provision for Tax for earlier years written back					
21.90	6.62	88.34	12.07	42.72	Net Profit	25.45	28.65	94.79	74.19	113.72
(4.18)	(4.73)	(8.34)	(11.61)	(15.76)	Less : Minority Interest					
(0.09)	-	(0.09)	-	0.24	Share of Profit/(Loss) of Associate					
26.00	11.35	96.59	23.68	58.72	Net Profit (After Minority Interest)	25.45	28.65	94.79	74.19	113.72
59.89	59.88	59.89	59.88	59.88	Paid up Equity Share Capital (Face Value of Rs.10 each)	59.89	59.88	59.89	59.88	59.88
					Reserve					1294.16
4.04	1.80	15.87	3.67	8.78	Basic and Diluted Earnings Per Share - Rs	4.25	4.78	15.82	12.39	18.98
					Aggregate of Non-Promoter Shareholding					
					Number of Shares			42,735,753	42,778,367	42,747,570
					Percentage of Shareholding			71.37%	71.44%	71.38%

Notes:

1 Consequent to the approval of shareholders and the : 	strar of Companies, Gujarat, w.e.f 27th October, 200_ name of the Company has been changed from Indian Rayon And Industries Ltd. to Aditya Birla Nuvo Ltd. .

2 Pursuant to approval of the shareholders of the Company at the court convened meeting(s) to the Scheme(s) of Amalgamation of Birla Global Finance Ltd. (BGFL) and Indo Gulf Fertilisers Ltd. (IGFL) with the Company u/s 391 & 394 of the Companies Act, 1956, necessary petitions were filed with the respective High Courts. If sanctioned, the Scheme(s) will become effective from 1st September 2005 and the shareholders of Amalgamating company(ies) will get one share of the Company for every three shares held by them in the amalgamating company(ies).

The Scheme of Amalgamation between IGFL and the Company has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad vide its Order dated 10th January, 2006 and is pending for sanction of the High Court of Judicature at Allahabad, Lucknow Bench. The Scheme of Amalgamation between BGFL and the Company has been sanctioned by High Court of Mumbai on 27th January, 2006 and is pending for sanction of High Court of Gujarat at Ahmedabad.

Pending requisite approvals, no effect has been given in the above results for the proposed merger in terms of the Scheme(s).

3 The above consolidated results, *inter alia* include the results of Madura Garments Export Ltd. and Aditya Birla Telecom Ltd. which became subsidiary companies of the Company during the quarter under review. In case of Idea Cellular Ltd., the increased shareholding has been considered for the quarter under review.

4 Status of Investor Complaints for the quarter ended 31st December, 2005

Opening	*Received*	*Redressed*	*Pending*
NIL	13	13	NIL .

5 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 The above results, have been taken on record at the meeting of the Board of Directors held on 31st January, 2006. The Limited Review of Standalone Financial Results as required under Clause 41 of Listing agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Contd. To Page 2

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results					Standalone Financial Results				
	Quarter Ended 31st Dec		Year to date		Year Ended 31st March	Quarter Ended 31st Dec		Year to date		Year Ended 31st March
	2005	2004	2005	2004	2005	2005	2004	2005	2004	2005
Segment Revenue										
Garments	170.71	129.89	462.10	363.74	472.62	170.76	129.89	462.15	363.74	472.62
Rayon Yarn (Including Caustic & Allied Chemicals)	102.06	96.32	285.10	260.85	352.00	102.06	96.32	285.10	260.85	352.00
Carbon Black	149.83	119.43	408.82	343.51	467.25	149.83	119.43	408.82	343.51	467.25
Insulators	59.80	50.46	180.98	123.89	184.53	29.50	27.07	100.74	64.78	100.12
Other Textiles (Spun Yarn & Fabrics)	139.76	118.48	379.16	336.21	459.02	139.76	118.48	379.16	336.21	459.02
Life Insurance	303.45	220.96	748.12	553.10	956.19					
Software	21.14	20.39	60.30	62.29	82.13					
BPO	42.22	26.92	119.82	73.30	108.23					
Telecom	158.85	26.43	217.88	68.22	97.40					
Others	2.41	4.48	8.48	10.08	13.70	2.17	4.25	7.75	9.36	12.74
Total Segmental Revenue	1,150.23	813.76	2,870.76	2,195.19	3,193.07	594.08	495.44	1,643.72	1,378.45	1,863.75
Add/(Less): Inter Segment Revenue	(0.08)	(1.14)	(1.77)	(1.89)	(3.47)	0.05	(1.04)	(1.33)	(1.77)	(2.90)
Net Income from Operations	1,150.15	812.62	2,868.99	2,193.30	3,189.60	594.13	494.40	1,642.39	1,376.68	1,860.85
Segment Results (Profit before Interest and Tax - PBIT)										
Garments	11.64	2.38	24.06	10.17	13.23	11.26	2.38	23.67	10.17	13.23
Rayon Yarn (Including Caustic & Allied Chemicals)	12.09	20.39	41.94	50.39	66.32	12.09	20.39	41.94	50.39	66.32
Carbon Black	19.84	15.50	57.87	44.08	60.32	19.84	15.50	57.87	44.08	60.32
Insulators	7.70	1.52	21.17	2.92	9.82	6.05	5.64	21.75	13.59	21.52
Other Textiles (Spun Yarn & Fabrics)	13.25	6.22	31.32	13.44	19.79	13.25	6.22	31.32	13.44	19.79
Life Insurance	(15.34)	(18.04)	(30.08)	(44.30)	(60.03)					
Software	1.28	(0.38)	1.61	(0.63)	(0.55)					
BPO	6.47	0.33	21.02	(4.12)	2.47					
Telecom	21.31	5.02	31.77	10.73	16.70					
Others	0.89	2.47	3.78	4.85	6.93	0.59	2.57	3.07	4.31	6.20
Total Segment Result	79.13	35.41	204.46	87.53	135.00	63.08	52.70	179.62	135.98	187.38
Less: Interest & Finance Expenses (Net)	(35.38)	(9.25)	(60.28)	(27.05)	(36.94)	(17.18)	(4.57)	(31.86)	(13.56)	(18.73)
Add: Net of Unallocable Income/(Expenditure)	(2.61)	(0.31)	(1.38)	(1.73)	(3.92)	(2.61)	(0.31)	(1.38)	(1.73)	(3.92)
Profit Before Tax and Exceptional Items	41.14	25.85	142.80	58.75	94.14	43.29	47.82	146.38	120.69	164.73
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	(1.95)	-	2.21	1.89	-	(1.95)	-	2.21	1.89
VRS Cost at Rayon Division	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)
Profit After Exceptional Items	39.39	22.09	139.74	51.99	86.49	41.54	44.06	143.32	113.93	157.08
Capital Employed			As on 31st Dec, 05	As on 31st Dec, 04	As on 31st March, 05			As on 31st Dec, 05	As on 31st Dec, 04	As on 31st March, 05
(Segment Assets - Segment Liabilities)										
Garments			294.37	235.41	252.21			273.45	235.41	252.21
Rayon Yarn (Including Caustic & Allied Chemicals)			341.10	280.75	318.60			341.10	280.75	318.60
Carbon Black			371.38	340.63	371.87			371.38	340.63	371.87
Insulators			107.08	108.20	110.53			19.40	18.53	20.94
Other Textiles (Spun Yarn & Fabrics)			258.64	182.83	211.34			258.64	182.83	211.34
Life Insurance			124.23	122.24	106.29					
Software			21.95	21.75	19.53					
BPO			65.99	54.51	61.51					
Telecom			893.88	191.14	197.77					
Others			31.11	32.32	32.25			11.39	13.41	13.18
Total Segment Capital Employed			2,509.73	1,569.78	1,681.90			1275.36	1071.56	1188.14
Add: Unallocated Corporate Assets			797.94	247.45	177.52			1356.26	684.45	614.52
Total Capital Employed			3,307.67	1,817.23	1,859.42			2631.62	1756.01	1,802.66

Place: Mumbai

Date: 31st January, 2006

Sanjeev Aga
Managing Director

ADITYA BIRLA NUVO

PRESS RELEASE Mumbai, 31st January 2006

ADITYA BIRLA NUVO, AN ADITYA BIRLA GROUP COMPANY

REPORTS GOOD PERFORMANCE FOR Q3/9M FY 2006

	3rd Quarter	Nine Months
Consolidated Net Sales	**Rs. 1150.15 Cr** ↑ 42%	**Rs. 2868.99 Cr** ↑ 31%
Consolidated Net Profit	**Rs. 26.00 Cr** ↑ 129%	**Rs. 96.59 Cr** ↑ [illegible]

Rs. Crores

Particulars	Consolidated					
	Quarter ended 31st December			Nine Months ended 31st December		
	2005	2004	Growth %	2005	2004	Growth %
Net Income from Operations	**1,150.15**	**812.62**	41.5	**2,868.99**	**2,193.30**	30.8
Operating Profit	**143.99**	**68.18**	111.2	**338.65**	**181.19**	86.9
Profit Before Tax	**41.14**	**25.85**	59.2	**142.80**	**58.75**	143.1
Exceptional Items	(1.75)	(3.76)	(53.5)	(3.06)	(6.76)	
Provision for Taxation	17.48	15.47		51.40	39.92	
Net Profit (after Minority Interest)	**26.00**	**11.35**	129.1	**96.59**	**23.68**	307.9
EPS (Rs.)	**4.04**	**1.80**		**15.87**	**3.67**	

VRS at Rayon Division	**(1.75)**	**(1.81)**		**(3.06)**	**(8.97)**	
Sale of Global Export/Strategic Investment	**-**	**(1.95)**		**-**	**2.21**	
Exceptional Gain/(Loss)	**(1.75)**	**(3.76)**		**(3.06)**	**(6.76)**	

Aditya Birla Nuvo, a major Aditya Birla Group Company, has posted good results for the quarter ended 31st December 2005.

Its **consolidated** turnover of Rs. 1150.15 Crores, is up by 41.5% over Rs. 812.62 Crores achieved in the corresponding quarter of the previous year. Net profit has leapfrogged to Rs. 26.00 Crores against Rs. 11.35 Crores in the corresponding quarter of the previous year.

While the Company's **stand-alone** turnover at Rs. 594.13 Crores, grew by 20.2% vis-à-vis Rs. 494.40 Crores achieved in the corresponding quarter of the previous year, the revenue from the subsidiaries and associates have increased from Rs. 318.22 Crores to Rs. 556.02 Crores.

The Company's stand-alone operating profits were up by 11.9% at Rs. 81.70 Crores. However, stand-alone net profit declined to Rs. 25.45 Crores against Rs. 28.65 Crores due to a major rise in interest on borrowings to fund increase in Idea Cellular stake to 20.73%. The subsidiaries and JVs have performed well with consolidated profit jumping from Rs. 11.35 crores to Rs. 26.00 crores, mainly on the back of strong performance of the BPO business.

All businesses of Aditya Birla Nuvo, including its JVs and subsidiaries, have contributed significantly either through improving profits or cutting down losses.

Standalone Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 31st December		Quarter ended 31st December	
		2005	2004	2005	2004
Garments	Lac Pcs.	26.8	19.1	170.76	129.89
Viscose Filament Yarn	Tons	4,663	4,667	102.06	96.32
Carbon Black	Tons	46,140	41,499	149.83	119.43
Textiles				139.81	117.44

Madura Garments

At Madura Garments, the opening of new stores has bolstered its already salient retail presence, with retail space at 3.1 lacs sq ft. The Division is aggressively expanding large format exclusive brand outlets, coupled with selected stores, to provide a retail experience of an international standard. The Division launched Espirit brand in India. The response has been encouraging.

MG's revenue has soared by 31.5% to Rs. 170.76 Crores vis-à-vis Rs. 129.89 Crores recorded in the corresponding quarter of the previous year. Strong growth across its product range particularly in Shirts, Trousers and Suits boosted revenue growth. Operating Profit is up by 92.3% supported by Louis Philippe, Van Huesen and Allen Solly – its fashion brands, and Peter England – its popular brand. While fashion brands benefited from enriched product mix, its popular brand maintained strong growth momentum by enhancing its effective reach. The Division developed innovative merchandise and exciting communication campaigns, which did well during the festive season.

Consistent brand building efforts, innovative merchandise and aggressive campaigns for each of the brands, has driven growth and brand equity. Madura Garments will continue to maintain its high market share in the industry.

The focus on Contract Exports towards providing full service has also started reaping benefits. To give a fillip to Madura Garment's Contract Exports business, a capex of Rs. 46 Crores has been planned in the wholly owned subsidiary, Madura Garments Exports Ltd. created for this purpose, which will eventually carry out all the contract export business.

Rayon Division

The Rayon Division's revenues at Rs. 102.06 Crores increased by 6.0% compared to Rs. 96.32 Crores in the corresponding quarter of the previous year. While VFY volumes maintained at 4663 tonnes, realisations are marginally higher. In the chlor-alkali segment, expanded caustic soda capacity has been fully utilised, leading to enhanced revenues. ECU realisations declined by 21.0%, significantly impacting the profits. The Division's operating profit declined to Rs. 18.45 Crores (Rs.25.87 crores). Progress on the 20MW captive power plant is on schedule

Carbon Black Division

Carbon Black Division has shown robust performance. Revenues at Rs. 149.83 Crores are up by 25.5% vis-à-vis Rs. 119.43 Crores attained in the corresponding quarter of the previous year. Total volumes grew by 11.2% at 46,140 tons, aided by the robust auto sector growth. Realisation is up by 12.8% supported by a change in market and segment mix and the partial passing on of the high CBFS prices to the customers. While the Company is pursuing environmental clearance for 50,000 TPA brown-field expansion, the division is also exploring possibilities to set up a Greenfield project of 60,000 TPA in Western India.

Textiles Division

The Textiles Division's revenues have gone up 19.0% to Rs. 139.81 Crores as against Rs. 117.44 Crores. Operating Profits jumped by 76.0% helped by strong performance across segments. Linen

fabric segment benefited from the growing awareness and usage. Worsted segment has gained from value added products and increased volumes due to expansion of the wool combing facility. Synthetic yarn performance was sustained with an increasing share of specialty yarns.

Insulators Domestic Marketing

Strong demand in Transmission and Distribution segment helped in achieving 17% volume growth in insulators. At Rs. 29.50 Crores, the revenue growth of 9.0% was supported by higher volumes and better realisation.

BIRLA NGK Insulators Private Limited, the 50:50 JV with NGK has posted a turnover of Rs.60.60 crores, a growth of 29.6%. Guided by NGK experts, yield improvement efforts are being pursued. The JV has posted positive profit in this quarter

Other Joint Ventures and Subsidiaries

At **Birla Sun Life Insurance**, the total premium income has grown by 31.8% to Rs. 271.15 Crores. The first year premium in the individual business has grown by 6.1%. The Group business, however, was impacted by the intense pricing pressure from the competitors. The Company has 55 branches and a 13,918 strong agency force. As a mid term initiative, it is focusing on expanding its branch network by 30 in the next quarter. It has enriched its product portfolio by introducing new target specific plans.

At **TransWorks,** revenues have risen significantly by 56.9% at Rs. 42.22 Crores vis-à-vis Rs. 26.92 Crores in the previous year. During the quarter, two new clients were added and business from existing clients was ramped up. The Company has also increased its seat capacity to 2,047 and strengthened its employee base to cater to the fast growing business. The Company is optimising its infrastructure utilisation leading to improved margins. The Company expects to wipe off all carried forward losses by the next quarter.

At **PSI Data Systems,** the business has turned around into black with positive net profits on improved margins. Revenues stood at Rs. 21.14 Crores. Though revenue is on cautious uptrend, it has built a strong pipeline in every segment. The company's focus is on core verticals with a greater thrust on high margin business.

At **IDEA Cellular**, subscriber base grew by 37.9% to 6.47 million. Revenues for the quarter showed an impressive jump of 24.2% at Rs. 766.09 Crores. The Company has an 8.9% market share in the total mobility segment and ranks 5th in the cellular industry. IDEA is restructuring its debt portfolio to reduce the finance burden and realign tenure with business objectives.

Consolidation of Indo Gulf Fertilizers and Birla Global Finance with Aditya Birla Nuvo

The Company is taking necessary steps to complete the landmark corporate restructuring to merge Birla Global Finance and Indo Gulf Fertilisers, with Aditya Birla Nuvo. The Scheme of Amalgamation between Indo Gulf Fertilisers and Aditya Birla Nuvo has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad on January 10, 2006. Further, the scheme of amalgamation between Birla Global Finance and Aditya Birla Nuvo has also been sanctioned by the Hon'ble High Court, Mumbai on January 27, 2006. These approvals are subject to the sanction of the scheme filed by Indo Gulf Fertilisers at Allahabad High Court, Lucknow Bench and by Aditya Birla Nuvo at Ahmedabad High Court, Gujarat respectively.

Going Forward

Overall, the outlook for Aditya Birla Nuvo is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

- **Madura Garment** will focus on retail expansion, optimising cost and brand transformation. In export manufacturing, strengthening manufacturing, design and product development is on the cards
- **VFY's** thrust on improving quality will continue. It is striving to improve productivity and reduce costs to offset the declining ECU realisation
- **Carbon Black** will push volumes in domestic market and pass on the increased CBFS cost to its customers.
- **Textiles** will gain from the focus on niche areas
- **The Insulator JV** will continue its emphasis on higher value products and yield improvement
- **Birla Sun Life insurance's thrust** is on increasing the branch network and strengthening its agency force while enriching its product portfolio
- **BPO** – is geared to up its performance through expanding and optimally utilising its seat capacity by acquiring new clients and raising its service quality.
- **IT Services** – focus on marketing and building specialisation/differentiation will fuel growth
- **Telecom** – increasing its reach by roll out in three new circles and debt restructuring will strengthen the company.

INDIAN RAYON
ADITYA BIRLA GROUP

(3)

RECEIVED

April 13, 2004

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
CALCUTTA - 700001

Fax # 033-22104492/4500

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 31st March, 2004
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 31st March, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

THE STOCK EXCHANGE
15 APR 2004
Dept. of Corporate Services

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Distribution of Shareholding as on 31st March, 2004

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others	157278	0.27
	- Foreign Promoters		-
2	Persons acting in concert #		
	Umang Commercial Co. Limited ^	976163 ^	1.63
	Others	1048975	1.75
	Sub-Total	17105675	28.57
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	1812236	3.03
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prime	2697882	4.51
	Other Mutual Funds	2552242	4.26
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	22685	0.04
	Financial Institutions:		
	Life Insurance Corporation of India	6656728	11.12
	General Insurance Corpn. of India	1793838	3.00
	The New India Assurance Company Limited	650320	1.09
	Other Insurance Companies	964870	1.60
	c. FIIs@		
	Goldman Sachs Investments (Mauritius) I Ltd	612000	1.02
	I L F Mauritus	600135	1.00
	Other FIIs	3747975	6.26
	Sub-Total	22110911	36.93
4	Others:		
	a. Private Corporate Bodies		
	Heritage Housing Finance Limited	601546	1.00
	Others	1185488	1.98
	b. Indian Public	14608907	24.39
	c. NRIs/OCBs @	939094	1.57
	d. Global Depository Receipts @	3330281	5.56
	Sub-Total	20665316	34.50
	GRAND TOTAL	59881902	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

\# as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 9229485 (15.41 % of Shareholding)

^ Includes 1,47,178 shares transmitted (under process).

CLAUSE-35-MAR04

INDIAN RAYON
ADITYA BIRLA GROUP

July 13, 2004

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/2037/2039

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
CALCUTTA - 700001

Fax # 033-22104492/4500

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 30th June, 2004
Ref. Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 30th June, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Distribution of Shareholding as on 30th June, 2004

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others	157278	0.27
	- Foreign Promoters	-	-
2	Persons acting in concert #		
	Umang Commercial Co. Limited	976163	1.63
	Others	1048975	1.75
	Sub-Total	17105675	28.57
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	1623470	2.71
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prime	3053727	5.10
	Other Mutual Funds	2857224	4.77
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	58926	0.10
	Financial Institutions:		
	Life Insurance Corporation of India	6656678	11.12
	General Insurance Corpn. of India	1788339	2.99
	The New India Assurance Company Limited	650320	1.09
	Other Insurance Companies	973593	1.62
	c. FIIs@		
	Goldman Sachs Investments (Mauritius) I Ltd	630772	1.05
	I L F Mauritus	600135	1.00
	Other FIIs	3190880	5.33
	Sub-Total	22084064	36.88
4	Others:		
	a. Private Corporate Bodies		
	Heritage Housing Finance Limited	601546	1.00
	Others	1147333	1.92
	b. Indian Public	14718584	24.57
	c. NRIs/OCBs @	933859	1.56
	d. Global Depository Receipts @	3291531	5.50
	Sub-Total	20692853	34.55
	GRAND TOTAL	59882592	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 8647177 (14.44 % of Shareholding)

CLAUSE-35-JUNE04

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

INDIAN RAYON
ADITYA BIRLA GROUP

O/C

RECEIVED
2006 FEB 22 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 14, 2004

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
CALCUTTA - 700001

Fax # 033-22104492/4500

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 30th September, 2004
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 30th September, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

CLAUSE-35-SEPT04

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 15/10/04 TIME:

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Distribution of Shareholding as on 30th September, 2004

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others	159306	0.27
	- Foreign Promoters		-
2	Persons acting in concert #		
	Umang Commercial Co. Limited	976163	1.63
	Others	1048975	1.75
	Sub-Total	17107703	28.57
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	1325160	2.21
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prime	2282775	3.81
	Templeton Mutual Fund A/c Fraklin India Bluec	1384796	2.31
	Other Mutual Funds	2938322	4.91
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	18248	0.03
	Financial Institutions:		
	Life Insurance Corporation of India	6656678	11.12
	General Insurance Corpn. of India	1659529	2.77
	The New India Assurance Company Limited	597913	1.00
	Other Insurance Companies	934870	1.56
	c. FIIs@		
	Goldman Sachs Investments (Mauritius) I Ltd	630772	1.05
	I L F Mauritus	600135	1.00
	Other FIIs	3070449	5.13
	Sub-Total	22099647	36.90
4	Others:		
	a. Private Corporate Bodies		
	Heritage Housing Finance Limited	601546	1.00
	Others	1363647	2.28
	b. Indian Public	14502962	24.22
	c. NRIs/OCBs @	919606	1.54
	d. Global Depository Receipts @	3287481	5.49
	Sub-Total	20675242	34.53
	GRAND TOTAL	59882592	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 8508443 (14.21 % of Shareholding)

CLAUSE-35-SEPT04

INDIAN RAYON
ADITYA BIRLA GROUP

SHRI J.P. VAJA
SHARES DEPT.
VERAVAL

January 10, 2005

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
CALCUTTA - 700001

Fax # 033-22104492/4500

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 31st December, 2004
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 31st December, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Limited

Devendra Bhandari
Company Secretary

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 14/1/05

Encl.: a. a.
CLAUSE-35-DEC04

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office : Veraval - 362 266, Gujarat (INDIA)
(02876) 245711; Fax : (02876) 243220; Gram : INDIARAYON; E-mail : irilveraval@adityabirla.com

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Distribution of Shareholding as on 31st December, 2004

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others	157178	0.26
	- Foreign Promoters		-
2	Persons acting in concert #		
	Umang Commercial Co. Limited	976163	1.63
	Others	1048975	1.75
	Sub-Total	17105575	28.56
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	994262	1.66
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prime	2357188	3.94
	Templeton Mutual Fund A/c Fraklin India Bluec	1622056	2.71
	Other Mutual Funds	2485080	4.15
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	34622	0.06
	Financial Institutions:		
	Life Insurance Corporation of India	6655178	11.11
	General Insurance Corpn. of India	1659529	2.77
	Other Insurance Companies	1452783	2.43
	c. FIIs@		
	Goldman Sachs Investments (Mauritius) I Ltd	733819	1.23
	I L F Mauritus	600135	1.00
	Other FIIs	3794120	6.34
	Sub-Total	22388772	37.40
4	Others:		
	a. Private Corporate Bodies		
	Heritage Housing Finance Limited	601546	1.00
	Others	1431477	2.39
	b. Indian Public	14192668	23.69
	c. NRIs/OCBs @	889873	1.49
	d. Global Depository Receipts @	3274031	5.47
	Sub-Total	20389595	34.04
	GRAND TOTAL	59883942	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 9291978 (15.52 % of Shareholding)

CLAUSE-35-DECE04

INDIAN RAYON
ADITYA BIRLA GROUP

O/C

RECEIVED
2005 FEB 22 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 13, 2005

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 31st March, 2005
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 31st March, 2005.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Distribution of Shareholding as on 31st March, 2005

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Ltd.	2964111	4.95
	Hindalco Industries Ltd.	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments And Finance Pvt. Ltd.	2598639	4.34
	Others (Annexure attached)	151504	0.25
	- Foreign Promoters	-	-
2	Persons acting in concert #		
	Umang Commercial Company Ltd.	976163	1.63
	Heritage Housing Finance Ltd.	601546	1.00
	Others (Annexure attached)	484740	0.81
	Sub-Total	17137212	28.61
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	692312	1.16
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prime	2257188	3.77
	Templeton Mutual Fund A/c Fraklin India Bluec	1300000	2.17
	Other Mutual Funds	2688852	4.49
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	68936	0.12
	Financial Institutions:		
	Life Insurance Corporation of India	6305569	10.53
	General Insurance Corpn. of India	1559529	2.60
	Other Insurance Companies	1309385	2.19
	c. FIIs@		
	Goldman Sachs Investments (Mauritius) I Ltd	755905	1.26
	I L F Mauritus	600135	1.00
	Fid Funds (Mauritius) Ltd.	698591	1.17
	Smallcap World Fund Inc.	1027000	1.71
	Other FIIs	3967753	6.63
	Sub-Total	23231155	38.80
4	Others:		
	a. Private Corporate Bodies		
	Kesoram Industries Limited	610829	1.02
	Others	1237780	2.07
	b. Indian Public	13555840	22.64
	c. NRIs/OCBs @	881435	1.47
	d. Global Depository Receipts @	3230531	5.39
	Sub-Total	19516415	32.59
	GRAND TOTAL	59884782	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

\# as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 11161350 (18.63 % of Shareholding)

CLAUSE-35-MARCH05

DIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Annexure to Distribution of Shareholding as on 31st March, 2005

Sr. No.		No. of Shares held
Promoter's holding		
1	Promoters	
	- Indian Promoters	
	Birla Group Holdings Pvt.Ltd.	37574
	Smt Rajashree Birla	103285
	Smt. Manju Newar	3628
	Shri Ram Das Bhatter	317
	Shri Arvind Kumar Newar	3700
	Smt. Parvati Devi Fomra	3000
	Total	151504
2	Persons acting in concert	
	Mangalam Services Ltd.	40850
	Pilani Investment & Ind.Corpn.Ltd.	165753
	Kamal Trading Co.Pvt.Ltd.	103989
	Birla Consultants Ltd.	26400
	Birla Industrial Investment (India) Ltd.	5400
	Birla Industrial Finance (India) Ltd.	25350
	ECE Industries Limited	105568
	Shri H J Vaidya	5384
	Ms. Tarjani M Vakil	90
	Shri B.V. Bhargava	270
	Shri Shailendra K Jain	116
	Shri C.M. Maniar	504
	Shri Eruch B Desai	4000
	Shri S.S. Kothari	978
	Shri A.K. Agarwala	88
	Total	484740

INDIAN RAYON
ADITYA BIRLA GROUP

July 11, 2005

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 30th June, 2005
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 30th June 2005.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Distribution of Shareholding as on 30th June, 2005

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others (Annexure attached)	164716	0.28
	- Foreign Promoters		-
2	Persons acting in concert #		
	Heritage Housing Finance Limited	601546	1.00
	Umang Commercial Co. Limited	976163	1.63
	Others (Annexure attached)	484630	0.81
	Sub-Total	17150314	28.64
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	540059	0.90
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prima Fund	2357188	3.94
	Templeton Mutual Fund A/c Fraklin India Bluechip Fund	1000000	1.67
	Other Mutual Funds	2734449	4.57
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	138618	0.23
	Financial Institutions:		
	Life Insurance Corporation of India	6667873	11.13
	General Insurance Corpn. of India	1559529	2.60
	Other Insurance Companies	1294385	2.16
	c. FIIs@		
	I L F Mauritus	600135	1.00
	Fid Funds (Mauritius) Ltd.	1502268	2.51
	Smallcap World Fund Inc.	1027000	1.71
	Other FIIs	4237232	7.08
	Sub-Total	23658736	39.50
4	Others:		
	a. Private Corporate Bodies		
	Kesoram Industries Limited	610829	1.02
	Others	1186070	1.98
	b. Indian Public	13183918	22.03
	c. NRIs/OCBs @	864984	1.44
	d. Global Depository Receipts @	3229931	5.39
	Sub-Total	19075732	31.86
	GRAND TOTAL	59884782	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

\# as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 11461550 (19.13 % of Shareholding)

CLAUSE-35-JUNE05

INDIAN RAYON INDUSTRIES LTD. MUMBAI

INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL

Annexure to Distribution of Shareholding as on 30th June, 2005

Sr. No.		No. of Shares held
Promoter's holding		
1	**Promoters**	
	- **Indian Promoters**	
	Birla Group Holdings Pvt.Ltd.	37574
	TGS Investments & Trade Pvt. Ltd	13467
	Smt Rajashree Birla	103285
	Smt. Manju Newar	3628
	Shri Ram Das Bhatter	362
	Shri Arvind Kumar Newar	3400
	Smt. Parvati Devi Fomra	3000
	Total	**164716**
2	Persons acting in concert	
	Mangalam Services Ltd.	40850
	Pilani Investment & Ind.Corpn.Ltd.	165753
	Kamal Trading Co.Pvt.Ltd.	103989
	Birla Consultants Ltd.	26400
	Birla Industrial Investment (India) Ltd.	5400
	Birla Industrial Finance (India) Ltd.	25350
	ECE Industries Limited	105568
	Shri H J Vaidya	5384
	Ms. Tarjani M Vakil	90
	Shri B.V. Bhargava	270
	Shri C.M. Maniar	504
	Shri Eruch B Desai	4000
	Shri S.S. Kothari	978
	Shri A.K. Agarwala	88
	Shri Sushil Agarwal	6
	Total	**484630**

INDIAN RAYON INDUSTRIES LTD. MUMBAI.

INDIAN RAYON

ADITYA BIRLA GROUP

Corporate Finance Division

October 10, 2005

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 30th September, 2005
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 30th September 2005.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

INDIAN RAYON AND INDUSTRIES LIMITED

A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON AND INDUSTRIES LIMITED

Distribution of Shareholding as on 30th September, 2005

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others (Annexure attached)	164516	0.27
	- Foreign Promoters		-
2	Persons acting in concert #		
	Heritage Housing Finance Limited	601546	1.00
	Umang Commercial Co. Limited	976163	1.63
	Others (Annexure attached)	485030	0.81
	Sub-Total	17150514	28.63
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	527371	0.88
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prima Fund	2000000	3.34
	Templeton Mutual Fund A/c Fraklin India Bluechip Fund	1000000	1.67
	Other Mutual Funds	2023165	3.38
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	97971	0.16
	Financial Institutions:		
	Life Insurance Corporation of India	6638043	11.08
	General Insurance Corpn. of India	1439529	2.40
	Other Insurance Companies	1269385	2.12
	c. FIIs@		
	I L F Mauritus	600135	1.00
	Fid Funds (Mauritius) Ltd.	2236033	3.73
	Smallcap World Fund Inc.	1027000	1.71
	Other FIIs	5015934	8.38
	Sub-Total	23874566	39.85
4	Others:		
	a. Private Corporate Bodies		
	Kesoram Industries Limited	610829	1.02
	Others	1220842	2.04
	b. Indian Public	12935175	21.62
	c. NRIs/OCBs @	887920	1.48
	d. Any Other		
	Global Depository Receipts @	3209406	5.36
	Sub-Total	18864172	31.52
	GRAND TOTAL	59889252	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

\# as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 12976428 (21.67 % of Shareholding)

CLAUSE-35-SEPT05

Indian Rayon And Industries Ltd. MUMBAI

INDIAN RAYON AND INDUSTRIES LIMITED

Annexure to Distribution of Shareholding as on 30th September, 2005

Sr. No.		No. of Shares held
Promoter's holding		
1	Promoters	
	- Indian Promoters	
	Birla Group Holdings Pvt.Ltd.	37574
	TGS Investments & Trade Pvt. Ltd	13467
	Smt Rajashree Birla	103285
	Smt. Manju Newar	3628
	Shri Ram Das Bhatter	362
	Shri Arvind Kumar Newar	3200
	Smt. Parvati Devi Fomra	3000
	Total	164516
2	Persons acting in concert	
	Mangalam Services Ltd.	40850
	Pilani Investment & Ind.Corpn.Ltd.	165753
	Kamal Trading Co.Pvt.Ltd.	103989
	Birla Consultants Ltd.	26400
	Birla Industrial Investment (India) Ltd.	5400
	Birla Industrial Finance (India) Ltd.	25350
	ECE Industries Limited	105568
	Shri H J Vaidya	5384
	Ms. Tarjani M Vakil	90
	Shri S C Bhargava	200
	Shri B.V. Bhargava	270
	Shri C.M. Maniar	504
	Shri Eruch B Desai	4200
	Shri S.S. Kothari	978
	Shri A.K. Agarwala	88
	Shri Sushil Agarwal	6
	Total	485030

clause-35-sept05

Indian Rayon And Industries Ltd. MUMBAI

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

01C

RECEIVED
2006 FEB 22 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January12, 2006

Mr. Sumit Hinduja
DCS – CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

Fax # 022-22723121/2037/2039

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237/38

Dear Sir,

Sub. Distribution of shareholding for the quarter ended 31st December, 2005
Scrip Code – BSE – 500 303

Pursuant to Clause 35 of the Listing Agreement, we are sending herewith the Distribution of Shareholding for the quarter ended 31st December 2005.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl.: a. a.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 16/1/06

CORPORATE FINANCE DIVISION : Aditya Birla Nuvo Ltd.
Aditya Birla Centre, 'A' Wing, 4th Floor, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-56525000 / 24995000 Fax: 91-22-56525821 / 24995821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO LIMITED
Distribution of Shareholding as on 31st December, 2005

Sr. No.	Category	No of shares held	Percentage of Shareholding
A.	Promoter's holding		
	Promoters*		
1	- Indian Promoters		
	Holding more than 1% shares		
	Grasim Industries Limited	2964111	4.95
	Hindalco Industries Limited	7663535	12.80
	Trapti Trading & Investments Pvt. Ltd.	1696974	2.83
	Turquoise Investments & Finance Pvt. Ltd.	2598639	4.34
	Others (Annexure attached)	164516	0.27
	- Foreign Promoters		-
2	Persons acting in concert #		
	Heritage Housing Finance Limited	601546	1.00
	Umang Commercial Co. Limited	976163	1.63
	Others (Annexure attached)	488015	0.81
	Sub-Total	17153499	28.63
B.	Non-Promoter's Holding		
3	Institutional Investors:		
	a. Mutual Funds & UTI		
	Unit Trust of India	502371	0.84
	Mutual Funds		
	Templeton Mutual Fund A/c Fraklin India Prima Fund	2000000	3.34
	Templeton Mutual Fund A/c Fraklin India Bluechip Fund	1000000	1.67
	Other Mutual Funds	1640554	2.74
	b. Banks, Financial Institutions, Insurance Companies (Central/ State Govt.Institutions/ Non-Government Institutions):		
	Banks	110314	0.18
	Financial Institutions:		
	Life Insurance Corporation of India	6638043	11.08
	General Insurance Corpn. of India	1439529	2.40
	Other Insurance Companies	1341148	2.24
	c. FIIs@		
	I L F Mauritus	600135	1.00
	Fid Funds (Mauritius) Ltd.	2429992	4.06
	Smallcap World Fund Inc.	1027000	1.71
	Other FIIs	5346282	8.93
	Sub-Total	24075368	40.19
4	Others:		
	a. Private Corporate Bodies		
	Kesoram Industries Limited	610829	1.02
	Others	1244025	2.08
	b. Indian Public	12734952	21.28
	c. NRIs/OCBs @	863273	1.44
	d. Any other		
	Global Depository Receipts @	3207306	5.36
	Sub-Total	18660385	31.18
	GRAND TOTAL	59889252	100.00

* as defined in Regulation 2(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

\# as defined in Regulation 2(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations,1997

@ Denotes Foreign Shareholding (including GDR holdings)
Total Number of Shares held by them 13473988 (22.50 % of Shareholding)

CLAUSE-35-DECE05

ADITYA BIRLA NUVO LTD MUMBAI

ADITYA BIRLA NUVO LIMITED

Annexure to Distribution of Shareholding as on 31st December 2005

Sr. No.		No. of Shares held
Promoter's holding		
1	**Promoters**	
	- Indian Promoters	
	Birla Group Holdings Pvt.Ltd.	37574
	TGS Investments & Trade Pvt. Ltd	13467
	Smt Rajashree Birla	103285
	Smt. Manju Newar	3628
	Shri Ram Das Bhatter	362
	Shri Arvind Kumar Newar	3200
	Smt. Parvati Devi Fomra	3000
	Total	**164516**
2	Persons acting in concert	
	Mangalam Services Ltd.	40850
	Pilani Investment & Ind.Corpn.Ltd.	165753
	Kamal Trading Co.Pvt.Ltd.	103989
	Birla Consultants Ltd.	26400
	Birla Industrial Investment (India) Ltd.	5400
	Birla Industrial Finance (India) Ltd.	25350
	ECE Industries Limited	105568
	Shri H J Vaidya	5384
	Ms. Tarjani M Vakil	90
	Shri S C Bhargava	200
	Shri Adesh Gupta	4794
	Shri B.V. Bhargava	270
	Shri C.M. Maniar	504
	Shri Eruch B Desai	2391
	Shri S.S. Kothari	978
	Shri A.K. Agarwala	88
	Shri Sushil Agarwal	6
	Total	**488015**

clause-35-dece05

ADITYA BIRLA NUVO LTD MUMBAI

INDIAN RAYON

ADITYA BIRLA GROUP

March 20, 2004

Mr. S. Subramanian
DCS - CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041/ 22723719
22722039/ 22722061

Dear Sir,

Sub: Notice pursuant to Clause – 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Pursuant to Clause-41 of the Listing Agreement, kindly note that the Board of Directors of Indian Rayon And Industries Limited will meet on Thursday, the 29th April, 2004 to inter alia;

(i) Approve Annual Accounts of the Company for the year ending on 31st March, 2004; and

(ii) Recommend payment of dividend on Equity Shares for the year ending on 31st March, 2004.

We wish to further inform you that as the Company will publish the audited results within a period of 3 months from the end of the last quarter of the financial year ending on 31st March, 2004, the un-audited financial results for the last quarter ending on 31st March, 2004 will not be published / given to the Stock Exchange(s).

The above is for your information and record.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.

Devendra Bhandari
Company Secretary

Copy to:-

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary The Calcutta Stock Exchange Association Ltd. 7, Lyons Range KOLKATA – 700 001	Fax # 033-22104492 22104500
LUXEMBOURG STOCK EXCHANGE P.O.Box No.165 L-2011 Luxembourg Grand-Dutchy of Luxembourg EUROPE	Fax # 352-473-298
Mr Geoffrey Charles BANQUE GENERALE DU LEXEMBOURG S.A. 27 Avenue Monterey L-2951 LUXEMBOURG	Fax # 00-352-4242-2984
Mr. Miguel Perez-Lafaurie Vice President Depository Receipts Citibank NA 111 Wall Street, Floor 20 New York NY 10005	Fax # 00-212 825-5398 / 2103
ICICI Bank Limited "ICICI Towers" Custodial Services Division South Block (East Wing), 2nd Floor Bandra-Kurla Complex, Bandra East MUMBAI – 400 051	Fax # 022-2653 1164 / 022-2653 1165
Central Depository Services (India) Ltd. P.J.Towers, 28th floor, Dalal Street, Mumbai 400001	Fax# 22723199 / 22722072
National Securities Depository Ltd. Tradeworld, 4th & 5th Floors Kamala Mills Compound Lower Parel Mumbai 400 013	Fax# 24972993 / 24976351

INDIAN RAYON

ADITYA BIRLA GROUP

D.M. folder 112

SHRI J.P. VAJA

April 19, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 00-352-473-298

Dear Sir,

Sub: Notice pursuant to Clause – 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Pursuant to Clause-41 of the Listing Agreement, kindly note that the Board of Directors of Indian Rayon And Industries Limited will meet on Wednesday, the 27th April, 2005 to inter alia;

(i) Approve Annual Accounts of the Company for the year ended on 31st March, 2005; and

(ii) Recommend payment of dividend on Equity Shares for the year ended on 31st March, 2005.

We wish to further inform you that as the Company will publish the audited results within a period of 3 months from the end of the last quarter of the financial year ended on 31st March, 2005, the un-audited financial results for the last quarter ended on 31st March, 2005 will not be published / given to the Stock Exchange(s).

The above is for your information and record.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.

Devendra Bhandari
Company Secretary

INWARD SECTION
THE STOCK EXCHANGE MUMBAI
CONTENTS NOT VERIFIED

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

May 15, 2004

Mr. Bhushan Mokashi
DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001.

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051.

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001.

Fax # 033-22104492 /
22104500

Dear Sirs,

Sub : **Notice of Book Closure / Record Date**
Ref : **Scrip Code BSE 500 303**

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, the 19th June, 2004 to Wednesday, the 30th June, 2004 (both days inclusive) for the purpose of payment of dividend on Equity Shares for the year ended 31st March, 2004 @ Rs.4/- (Rupees Four only) per share as recommended by the Board of Directors of the Company in their meeting held on 29th April, 2004.

The above Dividend, subject to approval by the shareholders at the Annual General Meeting to be held on 30th June, 2004, shall be paid on or after Wednesday, the 30th June, 2004.

The above is for your kind information.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Sr.Vice President & Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Off Dr. Annie Besant Road, Worli, Mumbai 400 025.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 56525821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat. • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

4/3 O/C

May 15, 2004

Fax Message

National Securities Depository Ltd. 022-24972993 / 6351
Trade World, 4th Floor
Kamla Mills Compound
Lower Parel
MUMBAI – 400 013

Central Securities Depository (India) Ltd. 022-2272 3199
P.J.Towers, 28th Floor
Dalal Street
MUMBAI – 400 001

Dear Sir,

Re: ISIN # INE069A01017 (INDIAN RAYON AND INDUSTRIES LIMITED)

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, the 19th June, 2004 to Wednesday, the 30th June, 2004 (both days inclusive) for the purpose of payment of dividend on Equity Shares for the year ended 31st March, 2004 @ Rs.4/- (Rupees Four only) per Equity Share as recommended by the Board of Directors of the Company in their meeting held on 29th April, 2004.

We request you to please provide to us complete details of beneficial owners of all the dematerialised shares of the Company as at the close of business hours on Friday, the 18th June, 2004 for payment of dividend for the year ended 31st March, 2004.

This is for kind information.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LTD.

(Devendra Bhandari)
Sr.Vice President & Company Secretary

Cc: Ritesh Chaudhry, Veraval

RECEIVED
17
Contents Not Verified
310004

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Off Dr. Annie Besant Road, Worli, Mumbai 400 025.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 56525821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

O/C

May 11, 2005

Mr. Bhushan Mokashi
DCS-CRD
The Stock Exchange – Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai- 400 001

Fax#022-22723121/22722037
22722041/22723719
22722039/22722061

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th floor,
Plot No. C/1, F- Block
Bandra Kurla Complex, Bandra (East)
Mumbai- 400 051

Fax # 022-26598237/38

Dear Sirs

Sub: **Notice of Book Closure / Record Date**
Ref: **Scrip Code BSE- 500 303**

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, the 11th June, 2005 to Friday, the 24th June,2005 (both days inclusive) for the purpose of payment of dividend on Equity Shares for the year ended 31st March, 2005 @ Rs. 4/- (Rupees Four only) per share as recommended by the Board of Directors of the Company in their meeting held on 27th April,2005.

The above Dividend, subject to approval by the shareholders at the Annual General Meeting to be held on 24th June, 2005 shall be paid on or after Friday, the 24th June, 2005.

The above is for your kind information

Thanking You.

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LTD.**

(DEVENDRA BHANDARI)
Sr. Vice President & Company Secretary

THE STOCK EXCHANGE
INWARD
CONTENTS NOT VERIFIED
DATE: 12/5/05

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON

ADITYA BIRLA GROUP

07c

May 11, 2005

National Securities Depository Limited
Trade World, 4th Floor,
Kamla Mills Compound,
Lower Parel,
Mumbai- 400 013

022-24972993 / 6351

Central Depository Services (India) Ltd.
P. J. Towers, 17th Floor,
Dalal Street,
Mumbai- 400 001

022-22723199

Dear Sir,

Re: ISIN # INE069A01017 (INDIAN RAYON AND INDUSTRIES LIMITED)

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, the 11th June, 2005 to Friday, the 24th June, 2005 (both days inclusive) for the purpose of payment of dividend on Equity Shares for the year ended 31st March, 2005 @ Rs.4 per share (Rupees Four only) per Equity Share as recommended by the Board of Directors in their meeting held on 27th April, 2005.

We request you to please provide to us complete details of beneficial owners of all the demateralised shares of the Company as at the close of business hours of Friday, the 10th June, 2005 for payment of Dividend for the year ended on 31st March, 2005.

This is for kind information.

Please acknowledge receipt.

Thanking You.

RECEIVED
(Contents Not Verified)
Central Depository Services (India) Ltd.
Mumbai.

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LTD.

(DEVENDRA BHANDARI)
Sr. Vice President & Company Secretary

Cc: Atul Lakhotia
Shares Dept., Veraval

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

SHRI RITESH CHAUDHRY
SHARES DEPT.
VERAVAL

→ Sh RK | BM - 29/04/04

RECEIVED

April 29, 2004

Mr. S. Subramanian
DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492
22104500

Dear Sir,

This is to inform you that the Board of Directors of Indian Rayon And Industries Limited at its meeting held on 29th April, 2004 at Mumbai have inter alia, approved the Annual Accounts of the Company for the year ended 31st March, 2004. The financial results are as under:-

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company : INDIAN RAYON AND INDUSTRIES LTD.
Regd. Office: Veraval – 362 266, Gujarat

For the year ended 31st March, 2004

(Rs. in Crores)

		Year ended 31.03.2004	Previous Year Ended 31.03.2003(*)
1.	Total Turnover and other Receipts	1588.11	1452.42
2.	Gross Profit: (before deducting any of the following)	257.82	240.20
	a) Interest	14.82	21.72
	b) Depreciation / amortisation	81.52	71.74
	c) Provision for Tax	50.15	22.74

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
92, Sakhar Bhavan, 9th Floor, 230 Nariman Point, Mumbai - 400 021. • Tel. : 91-22-2204 5004 • Fax : 91-22-2204 3686 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

3.	Net Profit	131.28	105.34
4.	Amounts appropriated from		
	a) Debenture Redemption Reserve	48.33	32.95
	b) Investment Allowance Reserve	-	37.00
5.	Appropriation Less: Transferred to:		
	i) General Reserve	75.07	20.00
	ii) Investment Reserve	19.95	-
6.	a) Dividend @ Rs.4/- per share (Previous Year Rs.3.75 per share)	23.95	22.45
	b) Corporate Dividend Tax	3.07	2.88
7.	Balance carried forward	267.21	209.64
8.	Paid-up Equity Capital as on 31.03.2003	59.88	59.88
9.	Reserve Except Revaluation Reserve	1207.80	1110.91
10.	Particulars of proposed Right / Convertible Debenture issue	None	None

11. Date from which dividend is likely to be paid, will be informed separately.

(*) Previous Year's / period's figures are regrouped / rearranged wherever necessary.

This is for your kind information.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Sr.Vice President & Company Secretary

c.c:

1. **Luxembourg Stock Exchange**
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   Europe

2. **Central Depository Services (India) Ltd.** Fax# 2272 3199
   P.J.Towers,
   28th floor,
   Dalal Street,
   Mumbai 400001

3. **National Securities Depository Ltd.** Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   Mumbai 400 013

4. **Mr Geoffrey Charles** Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG
   S.A.
   27 Avenue Monterey
   L-2951 LUXEMBOURG

5. **Mr. Miguel Perez-Lafaurie** Fax # 001-212 825-5398 / 2103
   Vice President
   Depository Receipts
   Citibank NA
   111 Wall Street, Floor 20
   New York NY 10005

6. **ICICI Bank Limited** Fax # 022-2653 1164 / 022-2653 1165
   "ICICI Towers"
   Custodial Services Division
   South Block (East Wing), 2nd Floor
   Bandra-Kurla Complex, Bandra East
   MUMBAI – 400 051

01 c

INDIAN RAYON

ADITYA BIRLA GROUP

April 27, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai – 400 001

Fax # 022- 22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 27.4.05

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
Mumbai – 400 051

Fax # 022-26598237 / 38 / 26598191

Luxembourg Stock Exchange
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
Europe

Fax # 00-352-473-298

RECEIVED
(Contents Not Verified)
Central Depository Services (India) Ltd.
Mumbai.

Dear Sir,

Ref : **Scrip Code BSE 500 303**

This is to inform you that the Board of Directors of Indian Rayon And Industries Limited at its meeting held on 27th April, 2005 at Mumbai have inter alia, approved the Annual Accounts of the Company for the year ended 31st March, 2005. The financial results are as under:-

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company : **INDIAN RAYON AND INDUSTRIES LTD.**
Regd. Office: Veraval – 362 266, Gujarat

For the year ended 31st March, 2005

NSEIL
27 APR 2005
Contents not Verified

(Rs. in Crores)

		Year ended 31.03.05	Previous Year Ended 31.03.2004(*)
1.	Total Turnover and other Receipts	1870.69	1591.62
2.	Gross Profit: (before deducting any of the following)	264.02	263.28
	a) Interest	18.60	14.82

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON

ADITYA BIRLA GROUP

	b) Depreciation / amortisation	80.69	81.52
	c) Provision for Tax	43.36	50.15
	d) Royalty	--	5.46
	e) Extraordinary item	7.65	(19.95)
3.	Net Profit	113.72	131.28
4.	Amounts appropriated from		
	a) Debenture Redemption Reserve	-	48.33
	b) Investment Allowance Reserve	-	-
5.	Appropriation Less: Transferred to:		
	i) General Reserve	25.00	75.07
	ii) Investment Reserve	-	19.95
	iii) Debenture Redemption Reserve	5.00	
6.	a) Dividend @ Rs._4__/- per share (Previous Year Rs.4/- per share)	23.95	23.95
	b) Corporate Dividend Tax	3.42	3.07
7.	Balance carried forward	323.56	267.21
8.	Paid-up Equity Capital as on 31.03.2005/04	59.88	59.88
9.	Reserve Except Revaluation Reserve	1294.18	1207.80
10.	Particulars of proposed Right / Convertible Debenture issue	None	
11.	Date from which dividend is likely to be paid, will be informed separately.		

(*) Previous Year's / period's figures are regrouped / rearranged wherever necessary.

This is for your kind information.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

1. Central Depository Services (India) Ltd. Fax# 2272 3199
16th & 17th Floor
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 023

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

2. National Securities Depository Ltd.
Tradeworld, 4th & 5th Floors
Kamala Mills Compound
Lower Parel
Mumbai 400 013

Fax# 24972993 / 6351

3. Listing & Agency Administration
BANQUE GENERALE DU LEXEMBOURG
S.A
27 Avenue Monterey
L-2951 LUXEMBOURG

Fax# 00-352-4242-2984

4. Mr. Jonathan L Paterson
ADR - Account Manager
Citibank NA
388, Greenwich St., 14th Floor
New York
NY 10013

Fax # 001-212 816 6865

5. Mr. Shekar Jain
Head Operations
ICICI Bank Limited
Securities Markets Services
Empire Complex, F7/E7, 414
Senapati Bapat Marg
Lower Parel (W)
Mumbai 400 013

Fax # 022-56672740 /
022-56672779

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

REC. NO.: 534556 **REG NO. :** 04-001107

M[illegible]JARAT, DADRA&NAGAR[illegible] 26/05/2004

INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	29/04/2004	N	500
FORM 29	CASH	29/04/2004	N	500
		TOTAL		[illegible]

N: NORMAL FEE **A: ADDITIONAL FEE**

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

RECEIVED
2006 FEB 22 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIAN RAYON

ADITYA BIRLA GROUP

→ Shri Ritesh Chaudhary
Share Deptt.
Veraval
(7)

For info & records pl.
Regards,
Anand Punde
CFD, Mum
31/05/04

→ Sh Rk | ROC file

May 25, 2004

To
Shri C. R. Damani
605, Sahajanand Shopping Centre,
Shahibaug Road,
Ahmedabad – 380 004

Dear Damaniji,

Subject: Filing of Form 32 & 29 for Appointment of Shri S. C. Bhargava as Additional Director of Indian Rayon And Industries Ltd

Enclosed herewith please find Form 32 (in duplicate) & Form 29 pertaining to Appointment of Shri S. C. Bhargava as Additional Director of Indian Rayon And Industries Ltd w.e.f 29.04.2004.

Kindly arrange to file the aforesaid Forms with the R. O. C and forward the filing receipt to Shri Ritesh Chaudhry with a copy marked to us.

We are sending herewith Rs. 1000/- (Rupees one Thousand only) towards filing fees for the said Forms.

Kindly acknowledge the receipt.

Thanking you,

Yours faithfully
For **Indian Rayon And Industries Ltd**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encls: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Off Dr. Annie Besant Road, Worli, Mumbai 400 025.

INDIAN RAYON
ADITYA BIRLA GROUP

May 25, 2004

To
Registrar of Companies
ROC Bhavan, Opp. Rupal Park,
Naranpura,
Ahmedabad – 380 013

Dear Sir,

Subject: Filing of Form 32 & 29 for Appointment of Shri S. C. Bhargava as Additional Director of Indian Rayon And Industries Ltd

Enclosed herewith please find Form 32 (in duplicate) & Form 29 pertaining to Appointment of Shri S. C. Bhargava as Additional Director of Indian Rayon And Industries Ltd w.e.f 29.04.2004, together with Rs. 1000/- (Rupees one Thousand only) towards filing fees for the said Forms.

We request you to kindly take the same on record.

Thanking you,

Yours faithfully
For **Indian Rayon And Industries Ltd**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encls: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Off Dr. Annie Besant Road, Worli, Mumbai 400 025.

FORM NO.32

Filing Fee: **Rs.500/-**

Registration No. of Company **:04-1107**

Nominal Capital **:Rs.100 Crores**

THE COMPANIES ACT, 1956

Particulars of Appointment of Directors and Manager and changes among them

[Pursuant to Section 303 (2)]

Name of the Company : **Indian Rayon And Industries Limited.**

Presented by : **Shri Devendra Bhandari – Sr. Vice President & Company Secretary**

NOTE: If a company has no particulars to be included in one or two of the headings "A", "B" and "C", the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names and surname in full	Father's/~~Husband's~~ name	Usual residential address	Nationality	Date of appointment or change	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Shri Subhash Chandra Bhargava	Shri Jyoti Swarup Bhargava	601, Inder Tower, Gokhale Road (South), Opp. Zandu Pharmacy, Dadar (West), Mumabi – 400 025	Indian	29th April, 2004	Appointed as an Additional Director.

Note: (1) A note of changes should be made in Column 6, e.g. by inserting against the name of new director etc. the words : in place of ...." and by indicating against the name of the former director, the cause for the change, e.g., by death, resignation, retirement, rotation, disqualification etc.

(2) In case of Managing Director, his designation should be stated with his name in Column(1)

(P.T.O)

FORM NO.32

Registration No. of Company :**04-1107** Filing Fee: **Rs.500/-**

Nominal Capital :**Rs.100 Crores**

THE COMPANIES ACT, 1956

Particulars of Appointment of Directors and Manager and changes among them

[Pursuant to Section 303 (2)]

Name of the Company : **Indian Rayon And Industries Limited.**

Presented by : **Shri Devendra Bhandari – Sr. Vice President & Company Secretary**

NOTE: If a company has no particulars to be included in one or two of the headings "A", "B" and "C", the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names and surname in full	Father's/~~Husband's~~ name	Usual residential address	Nationality	Date of appointment or change	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Shri Subhash Chandra Bhargava	Shri Jyoti Swarup Bhargava	601, Inder Tower, Gokhale Road (South), Opp. Zandu Pharmacy, Dadar (West), Mumabi – 400 025	Indian	29th April, 2004	Appointed as an Additional Director.

Note: (1) A note of changes should be made in Column 6, e.g. by inserting against the name of new director etc. the words : in place of ...." and by indicating against the name of the former director, the cause for the change, e.g., by death, resignation, retirement, rotation, disqualification etc.

(2) In case of Managing Director, his designation should be stated with his name in Column(1)

(P.T.O)

Registration No. of the Company

Nominal Capital

Form No.29

Filing Fees Rs.

THE COMPANIES ACT, 1956

Consent to act as Director of a Company –
Pursuant to Section 264 (2).

Name of Company : Indian Rayon & Industries Ltd.

Presented by :
To
The Registrar of Companies.

I, the undersigned, hereby testify my consent to act as Director of Indian Rayon & Industries Ltd. pursuant to Section 264 (2) of the Companies Act, 1956 and certify that I have not been disqualified to act as a Director under Section 267 or 274 of the Companies Act, 1956.

Name and Surname in full and Father's Name	Address	Occupation	Date of Birth	Nationality	Signature
(1)	(2)	(3)	(4)	(5)	(6)
SUBHASH CHANDRA BHARGAVA S/o SHRI JYOTI SWARUP BHARGAVA	601, Inder Tower, Gokhale Road (South) Opp. Zandu Pharmacy, Dadar (West), MUMBAI 400025.	Service	20/07/1945	Indian	[signature]

DEPARTMENT OF COMPNAY AFFAIRS
ROC CASH COUNTER RECEIPTS
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI) 23/07/2004

REC NO.: 540466 REG NO.: 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	30/06/2004	N	500

(N.K.S.) Fees TOTAL 500

N: NORMAL FEE A: ADDITIONAL FEE

MPUTER SUPPORT BY INDUSTRY DIVISION N.I.C.

RECEIVED
2006 FEB 22 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIAN RAYON
ADITYA BIRLA GROUP

July 26, 2004

The Registrar of Companies-Gujarat
C.G.O.Complex
Opp.Rupal Park
Near Ankur Bus Stop
Naranpura
AHMEDABAD – 380 013

Company Registration No.04-1107

Dear Sir,

Sub.: Filing of Form No. 32

Enclosed please find herewith Form No. 32 (in duplicate) dated 26th July, 2002 with regards to appointment of Shri Harsh V. Lodha and Shri S. C. Bhargava as Director of the Company at the 47th Annual General Meeting of the Company held on 30th June, 2004.

We are also sending herewith Rs.500/- in cash towards the filing fees.

Kindly take the documents filed on record.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encl: a.a.

→ Shri RK / ROC File

11/8

Filing Fee: **Rs.500/-**

Registration No. of Company :**04-1107**
Nominal Capital :**Rs.100 Crores**

THE COMPANIES ACT, 1956
FORM NO.32

Name of the Company : **Indian Rayon And Industries Limited.**
Presented by : **Shri Devendra Bhandari – Sr. Vice President & Company Secretary**

NOTE: If a company has no particulars to be included in one or two of the headings "A", "B" and "C", the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names and surname in full	Father's/~~Husband's~~ name	Usual residential address	Nationality	Date of appointment or change	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Shri Harsh Vardhan Lodha	Shri Rajendra S. Lodha	8, National Tower, 13 Loudon Street, Kolkata – 700 017.	Indian	30th June, 2004	Shri Harsh Lodha was elected and appointed as Director of the Company liable to retire by rotation at the Annual General Meeting held on 30.06.04.
Shri Subhash Chandra Bhargava	Shri Jyoti Swarup Bhargava	601, Inder Tower, Gokhale Road (South), Opp. Zandu Pharmacy, Dadar (West), Mumbai – 400 025	Indian	30th June, 2004	Shri S. C. Bhargava was elected and appointed as Director of the Company liable to retire by rotation at the Annual General Meeting held on 30.06.04.

Note: (1) A note of changes should be made in Column 6, e.g. by inserting against the name of new director etc. the words : in place of …………." and by indicating against the name of the former director, the cause for the change, e.g., by death, resignation, retirement, rotation, disqualification etc.

(2) In case of Managing Director, his designation should be stated with his name in Column(1)

(P.T.O)

cc: Shri C.R.Damani - By Courier
605 Shahibaug Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004

- Please arrange to get the enclosed Form No. 32 filed with ROC and send the money receipt to our Veraval Office.

cc: Mr Ritesh Chaudhry, Veraval – For information please.

DEPARTMENT OF COMPNAY AFFAIRS
ROC CASH COUNTER RECEIPTS
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI) 23/07/2004

REC NO. : 540466 REG.NO. : 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	30/06/2004	N	500

(N.K.S.) Fees TOTAL 500

N : NORMAL FEE A : ADDITIONAL FEE

MPUTER SUPPORT BY INDUSTRY DIVISION N.I.C.

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

REC. NO. ...ARAT,DADRA&NAG... **REG. NO.:** ...10/11/2004
564615 04-001107

INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	27/10/2004	N	500
(KKP) Fees Paid		TOTAL		500

N: NORMAL FEE A: ADDITIONAL FEE

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN RAYON
ADITYA BIRLA GROUP

November 5, 2004

Dear Shri Damaniji,

Enclosed herewith please find a letter dated 1st November, 2004 addressed to ROC, Gujarat together with Form No.32 dated 1st November, 2004 for resignation of Mr Harsh V.Lodha as a Director of the Company on 27th October, 2004.

Kindly arrange to get the same filed with ROC and send to us the Money Receipt.

With regards,

Yours sincerely,

Atul Lakhotia

(Atul Lakhotia)

Shri C.R.Damani
605, Sahjanand Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Email: irilveraval@adityabirla.com

INDIAN RAYON

ADITYA BIRLA GROUP

November 1, 2004

The Registrar of Companies- Gujarat
C.G.O. Complex
Opp. Rupal Park
Near Ankur Bus Stop
Naranpura
AHMEDABAD- 380 013

Dear Sir,

Subject: Filing Form No. 32
Company Registration No. 04-1107

Kindly note that Mr. Harsh Vardhan Lodha has resigned as a Director of the Company.

In this connection, enclosed herewith please find Form No. 32 (in duplicate) together with Rs. 500/- in cash, towards the filing fees of the said form.

Kindly take the Form filed on record.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LTD

Devendra Bhandari
Sr. Vice President & Company Secretary

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Filing Fee: Rs.500/-

Registration No.of Company : 04-1107
Nominal Capital : Rs.100 Crores

THE COMPANIES ACT, 1956
FORM NO.32

Name of the Company : INDIAN RAYON AND INDUSTRIES LIMITED
Presented by : SHRI DEVENDRA BHANDARI : SR. VICE PRESIDENT & COMPANY SECRETARY

NOTE: If a company has no particulars to be included in one or two of the headings "A", "B" and "C", the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names and surname in full	Father's/Husband's name	Usual residential address	Nationality	Date of appointment and changes	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Mr. Harsh Vardhan Lodha	Mr. Rajendra S. Lodha	8, National Tower 13, Loudon Street KOLKATA – 700 017	INDIAN	27.10.2004	Resigned from the Board of Directors of the Company.

Note: (1) A note of changes should be made in Column 6, e.g. by inserting against the name of new director etc. the words : in place of ...." and by indicating the name of the former director, the cause for the change, e.g., death, resignation, retirement, rotation, disqualification etc.

(2) In case of Managing Director, his designation should be stated with his name in Column(1)

(P.T.O)

November 5, 2004

ACCOUNTS DEPARTMENT

Please pay a sum of Rs.500/- (Rupees Five Hundred only) in cash to Mr Kirit D.Joshi of Share Department, towards the fees for filing of Form No.32 with ROC - Gujarat for resignation of Mr Harsh V.Lodha as a Director of the Company on 27th October, 2004.

Atul Lakhotia

(Atul Lakhotia)
Asst. Manager (Secretarial)

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)17/05/2005

REC. NO. : 598/04 **REG. NO. :** 04-001107

INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	01/05/2005	N	500
FORM 29	CASH	01/05/2005	N	500

TOTAL 1000

N: NORMAL FEE **A: ADDITIONAL FEE**

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

RECEIVED
2005 FEB 22 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

M

(GUJARAT,DADRA&NAGARHAVELI)17/05/2005

REC. NO. : 598/04 **REG. NO. :** 04-001107

INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 29	CASH	01/05/2005	N	500

TOTAL 1000

N: NORMAL FEE **A: ADDITIONAL FEE**

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

ROC File

INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office : VERAVAL-362 266, Gujarat (INDIA)
Phone : (02876) 245711; Fax : (02876) 243220; Gram : INDIARAYON
Email : irilveraval@adityabirla.com

May 14, 2005

Dear Shri Damanji,

Enclosed herewith please find the following:-

1. Original signed Form No.29 of Mr Sanjeev Aga and Mr G.P.Gupta.

2. Form No.32 dated 12th May, 2005, in duplicate, for appointment of Mr Sanjeev Aga as Managing Director and Mr G.P.Gupta as Director of the Company.

Kindly arrange to get the documents filed with ROC and pay the ROC's fees from your end. The same will be reimbursed to you later on.

ROC Receipt may please be forwarded to us.

With regards,

Yours sincerely,

Atul Lakhotia
(Atul Lakhotia)

Shri C.R.Daman,
5th, Sahjanand Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004

Encl : a/a

Investor & Secretarial Services :
Share Department
Indian Rayon And Industries Limited
Veraval - 362 266. Gujarat (INDIA)
Phone : (02876) 245711 Ext. 629; Fax : (02876) 243220
E-Mail : irilsecretarial@adityabirla.com

SEBI Regn. No. INR00000181

ISO 9001 Registered KPMG Quality Registrar The Quality Advantage

Company: 04-1107

FORM NO. 29

THE COMPANIES ACT, 1956

Consent to act as Director of a Company and / or Undertaking to Take and pay for qualification shares

[Pursuant to sections 264(2) / 266(1)(a) and 266(1)(b)(iii)]

Name of Company : **Indian Rayon And Industries Limited**

Presented by : ...Mr....G...P....Gupta

To the Registrar of Companies ,...Gujarat.............

I, the undersigned, having consented to act as director of Indian Rayon And Industries Limited, pursuant to section 264(2)/266(1) (a) of the Companies Act, 1956 ar certify that I have not been disqualified to act as a director under section 267 and / or 274 of the Companies Act, 1956.

I, the undersigned, having consented to act as director of the company…INDIAN RAYON AND INDUSTRIES.. Limited, also hereby undertake to take from the sa company and pay for ……NIL… shares of Rs. ……NIL… each, being the number / value of the shares prescribed as the qualification shares for the office of direct of the said company.

Name & surname in full and father's name	Address	Occupation	Date of Birth	Nationality	Signature
..AN PRAKASH GUPTA S/O Late Shri DHARAM PRAKASH	**101 Kaveri B Wing, Neelkanth Valley, Rajawadi, Ghatkopar (E), Mumbai – 400 077**	**Retired Banker**	**11 January 1941**	**INDIAN**	[signature]

Dated the 30th Day of April 2005

No. of Company: **04-1107**

FORM NO. 29

THE COMPANIES ACT, 1956
Consent to act as Director of a Company and / or Undertaking to Take and pay for qualification shares

[Pursuant to sections 264(2) / 266(1)(a) and 266(1)(b)(iii)]

Name of Company : **Indian Rayon And Industries Limited**

Presented by : **MR. SANJEEV AGA**

To the Registrar of Companies **Gujarat**

I, the undersigned, having consented to act as director of Indian Rayon And Industries Limited, pursuant to section 264(2)/266(1) (a) of the Companies Act, 1956 and certify that I have not been disqualified to act as a director under section 267 and / or 274 of the Companies Act, 1956.

I, the undersigned, having consented to act as director of the company **Indian Rayon And Industries Limited**, also hereby undertake to take from the said company and pay for Nil shares of Rs. Nil each, being the number / value of the shares prescribed as the qualification shares for the office of director of the said company.

Name & surname in full and father's name	Address	Occupation	Date of Birth	Nationality	Signature
MR. SANJEEV AGA MR. HARI MOHAN AGA	703, RAHEJA GRAND TURNER ROAD BANDRA (W) MUMBAI – 400 050	SERVICE	01-02-1952	INDIAN	Sanjeev Aga

Dated the 1st Day of May 2005

Registration No. of Company : 04-1107
Nominal Capital : Rs.100 Crores

Filing Fee: Rs.500/-

THE COMPANIES ACT, 1956
FORM NO.32

Name of the Company : INDIAN RAYON AND INDUSTRIES LIMITED
Presented by : SHRI DEVENDRA BHANDARI : SR. VICE PRESIDENT & COMPANY SECRETARY

NOTE: If a company has no particulars to be included in one or two of the headings "A", "B" and "C", the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names and surname in full	Father's/~~Husband~~'s name	Usual residential address	Nationality	Date of appointment or change	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Mr. Gian Prakash Gupta	Late Shri Dharam Prakash	101 Kaveri B Wing Neelkanth Valley, Rajawadi Ghatkopar (E) Mumbai- 400 077	INDIAN	27.04.05	Appointed as a Director in casual vacancy caused by resignation of Mr. H. V. Lodha at the Board Meeting held on 27.04.05.
Mr. Sanjeev Aga Managing Director	Mr. Hari Mohan Aga .	703, Raheja Grand Turner Road Bandra (W) Mumbai – 400 050	INDIAN	01.05.05	Appointed as the Managing Director of the Company w.e.f. 01.05.05 at the Board Meeting held on 27.04.05.

Note: (1) A note of changes should be made in Column 6, e.g. by inserting against the name of new director etc. the words : in place of ...." and by indicating the name of the former director, the cause for the change, e.g., death, resignation, retirement, rotation, disqualification etc.

(2) In case of Managing Director, his designation should be stated with his name in Column (1)

(P.T.O)

Company: 04-1107

FORM NO. 29

THE COMPANIES ACT, 1956

Consent to act as Director of a Company and / or Undertaking to Take and pay for qualification shares

[Pursuant to sections 264(2) / 266(1)(a) and 266(1)(b)(iii)]

Name of Company : **Indian Rayon And Industries Limited**

Presented by : ..Mr....G...P....Gupta

To the Registrar of Companies ...Gujarat..............

I, the undersigned, having consented to act as director of Indian Rayon And Industries Limited, pursuant to section 264(2)/266(1) (a) of the Companies Act, 1956 ar certify that I have not been disqualified to act as a director under section 267 and / or 274 of the Companies Act, 1956.

I, the undersigned, having consented to act as director of the company...INDIAN RAYON AND INDUSTRIES.. Limited, also hereby undertake to take from the sa company and pay for ......NIL... shares of Rs. ......NIL... each, being the number / value of the shares prescribed as the qualification shares for the office of direct of the said company.

Name & surname in full and father's name	Address	Occupation	Date of Birth	Nationality	Signature
AN PRAKASH GUPTA S/O Late Shri DHARAM PRAKASH	101 Kaveri B Wing, Neelkanth Valley, Rajawadi, Ghatkopar (E), Mumbai – 400 077	Retired Banker	11 January 1941	INDIAN	[signature]

Dated the 30th Day of April 2005

42520

Tele No. 743 85 31-748 38 41
Geam : COMPANYREG

42520

प्राप्ति प्ररुप (रोकड)

Receipt form (cash)

कम्पनियों के रजिस्टार का कार्यालय, गुजरात, अहमदावाद - 380 013

OFFICE OF THE REGISTRAR OF COMPANIES, GUJARAT

ROC Bhavan, Opp. Rupal Park, Nr. Ankur char Rasta
Naranpura, AHMEDABAD-380 013.

Co NO. 1107.

दिनांक
Dated 18-7-2005

के साथ प्राप्ति की पत्र सं.
Received from M/s Indrani Rayon Ltd.

रुपयों की राशी (शब्दोमें) के लिए शुल्क रुप में
the sum of Rupess (in words) being the fees for :

रु.
Rs. 1500/-

के रजिस्ट्रीकरण
Registration of MS 25C 23

को अभिलिखित करने
Recording

को फाईल करने
Filling

के प्रमाणपत्र
Certificate

के निरक्षण
Inspection of

के प्रतिलिपी (शब्द की संख्या)
Copy of (number of words)

कुल रु.
Total Rs. 1500/-

कम्पनी रजिस्टार, गुजरात
दादरा और नगर हवेली
Registrar of Companies, Gujarat
Dadar & Nagar Haveli

INDIAN RAYON

ADITYA BIRLA GROUP

July 13, 2005

Shri C.R. Damani
605, Sahajanand Shopping Centre
Shahibayg road
Ahmedabad – 380 004

Dear Damaniji,

Enclosed herewith please find duly signed documents as under alongwith cash (Rs. 1500/- toward filing fees).

1. Form No. 23 — AGM file
2. Form No. 25-C
3. 3 certified true copies of the Annual report of the Company and 3 certified true copies of the Annual Report of the Subsidiary Companies. → AGM file

Kindly get the form filed with ROC office and send the filing fee receipt to Mr. Atul Lakhotia of our Office at Veraval.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Anand Punde
Dy. Manager

Encl:aa

cc: Atul Lakhotia, Veraval

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

FORM NO. 25-C
THE COMPANIES ACT, 1956

No. of the Company : **04-1107**
Nominal Capital : **Rs 100 Crores**

Return of appointment of Managing Director/ ~~Wholetime Director/ Manager~~
(Pursuant to section 269(2) and Schedule –XIII)

1.	Name and full address of the managing ~~or wholetime~~ director ~~or manager~~	Shri Sanjeev Aga 703, Raheja Grand Turner Road Bandra (W) Mumbai – 400 050
2	Date of Birth	1st February, 1952
3	Designation (mention whether managing /wholetime director or manager)	Managing Director
4.	Date of appointment	With effect from 1st May 2005
5.	Details of remuneration including perquisites payable	Details of remuneration including perquisites payable are as per the certified true copy of the special resolution passed at Annual General meeting held on 24.06.05. (copy enclosed)
6.	Tenure of appointment	Five years with effect from 1st May, 2005
7.	Date of resolution passed by ~~Board of directors~~ and /or share holders in general meeting (copy thereof be enclosed)	24th June, 2005

Signature :

Name :Devendra Bhandari
Designation :Company Secretary

Dated the 11th day of July, 2005

Certificate

Certified that the requirements of Schedule XIII read with section 269 of the Companies Act, 1956, have been complied with.

Signature of Auditor/ Secretary
/ Secretary in wholetime Practice

For INDIAN RAYON AND INDUSTRIES LIMITED

DEVENDRA BHANDARI
Company Secretary

Dated the 11th day of July, 2005

INDIAN RAYON
ADITYA BIRLA GROUP

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE SHAREHOLDERS AT THEIR 48TH ANNUAL GENERAL MEETING HELD ON FRIDAY, THE 24TH JUNE, 2005 AT THE REGISTERED OFFICE OF THE COMPANY AT VERAVAL – 362 266, GUJARAT

"***RESOLVED*** **THAT** in terms of Article 132 of the Article of Association of the Company and pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956, and all applicable guidelines for managerial remuneration issued by the Central Government from time to time and subject to such approvals as may be necessary, the Company hereby approves of the appointment of Mr. Sanjeev Aga as the Managing Director of the Company, for a period of 5 years with effect from 1st May, 2005 on the following terms and conditions including remuneration, with liberty to the Board (which term shall be deemed to include any committee constituted /to be constituted by the Board) from time to time to alter the said terms and conditions in such manner as may be agreed to between the Board and Mr. Sanjeev Aga in the best interests of the Company and as may be permissible at law:-

A. **Period**: Five years w.e.f 1st May, 2005 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. **Remuneration**:

a) Basic Salary of Rs. 5,00,000/- (Rupees Five Lacs only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.7,50,000/- (Rupees Seven Lacs Fifty Thousand only) per month as Basic Salary.

b) Special Allowance of Rs. 7,00,000/- (Rupees Seven Lacs only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.15,00,000/- (Rupees Fifteen

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Lacs only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Annual Performance Bonus Linked to the achievement of targets and Long-Term Incentive Compensation (LTIC) as per the scheme applicable to Senior Executives of the Company/Aditya Birla Group (the Group) as may be decided by the Chairman /Board subject to a maximum of Rs.75, 00,000/- (Rupees Seventy Five Lacs only) per annum.

d) Education allowance of Rs. 6,000/- (Rupees Six Thousand Only) per annum.

C. **Perquisites**

1. Housing: Company's owned/hired/ leased accommodation or House Rent Allowance @ 50% of the Basic Salary in lieu of Company provided accommodation

2. Reimbursement of expenses on actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance expenses in respect of such accommodation.

3. Medical Expenses Reimbursement: Reimbursement of all expenses incurred in India for self and family (family is defined as spouse and dependant children) at actuals (including domiciliary medical expenses and insurance premium for medical and hospitalization policy, as applicable). If the Group covers the Managing Director and immediate family under any Medical Insurance Policy in the future, the medical reimbursement by the Company will be limited to the amount not reimbursed by the Insurance Company.

4. Leave Travel Allowance: - For self and family in accordance with Rules of the Company, subject to a maximum of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount to the Managing Director.

5. Spouse accompanying on any official domestic and overseas trip will be governed as per the policy of the Group, as applicable to full time Directors /Business Heads.

6. Club Fees: Fees of One Corporate Club in India (including admission and membership fees).

7. Personal Accident Insurance coverage for self as per the Rules of the Company.

8. Company's contribution towards Provident Fund and Superannuation Fund on basic salary as per the Rules applicable to Senior Executives of the Company.

9. Gratuity as applicable to Senior Executives of the Group, including continuity of service for time served elsewhere, within the Group.

10. Two Cars for use on Company's business.

11. Leave and encashment of leave, in accordance with the Rules of the Company.

12. Any other policies / benefits that are introduced by the Group from time to time, as applicable at his level.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

The next salary increment and annual performance linked bonus will be due on 1st July 2006.

Subject as aforesaid, Mr. Sanjeev Aga shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

So long as Mr. Sanjeev Aga functions as the Managing Director of the Company he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Managing Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

CERTIFIED TRUE COPY
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr.Vice President & Company Secretary

FORM NO. 23

Registration No. of Company :**04 -1107** Filing Fee: **Rs.500/-**

Nominal Capital :**Rs.100 crore**

Registration of Resolution(s) and Agreement(s)

THE COMPANIES ACT, 1956

[Pursuant to section 192]

Name of the Company : **Indian Rayon And Industries Limited**

Date of dispatch of notice : **27th April, 2005.**

Date of passing : **24th June, 2005.**

Place of meeting : Junagadh-Veraval Road
Veraval-362 266 Gujarat, India

A. Copy of the resolution(s) each passed/agreed to by the ~~Board~~ ....

✓ **Shareholders........................**

~~Class of shareholders~~ ....

~~Creditors~~ ....

the particulars of which are given below is/ are filed along with the certified true copy of the explanatory statement under section 173, where applicable, for record.

Sr. No.	Subject- matter of resolution	Reference to requirement under the Companies Act, 1956	Whether ordinary or special resolution or with requisite majority	Authority passing/ agreeing to the resolution
1	2	3	4	5
1.	**Appointment of Mr. Sanjeev Aga as the Managing Director of the Company with effect from 1st May, 2005.**	**Section 198,269,309 read with Schedule XIII**	**Special Resolution**	**Shareholders at their Annual General Meeting.**

INDIAN RAYON
ADITYA BIRLA GROUP

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE SHAREHOLDERS AT THEIR 48TH ANNUAL GENERAL MEETING HELD ON FRIDAY, THE 24TH JUNE, 2005 AT THE REGISTERED OFFICE OF THE COMPANY AT VERAVAL – 362 266, GUJARAT

"***RESOLVED*** THAT in terms of Article 132 of the Article of Association of the Company and pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956, and all applicable guidelines for managerial remuneration issued by the Central Government from time to time and subject to such approvals as may be necessary, the Company hereby approves of the appointment of Mr. Sanjeev Aga as the Managing Director of the Company, for a period of 5 years with effect from 1st May, 2005 on the following terms and conditions including remuneration, with liberty to the Board (which term shall be deemed to include any committee constituted /to be constituted by the Board) from time to time to alter the said terms and conditions in such manner as may be agreed to between the Board and Mr. Sanjeev Aga in the best interests of the Company and as may be permissible at law:-

A. **Period**: Five years w.e.f 1st May, 2005 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. **Remuneration**:

a) Basic Salary of Rs. 5,00,000/- (Rupees Five Lacs only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.7,50,000/- (Rupees Seven Lacs Fifty Thousand only) per month as Basic Salary.

b) Special Allowance of Rs. 7,00,000/- (Rupees Seven Lacs only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.15,00,000/- (Rupees Fifteen

Lacs only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Annual Performance Bonus Linked to the achievement of targets and Long-Term Incentive Compensation (LTIC) as per the scheme applicable to Senior Executives of the Company/Aditya Birla Group (the Group) as may be decided by the Chairman /Board subject to a maximum of Rs.75, 00,000/- (Rupees Seventy Five Lacs only) per annum.

d) Education allowance of Rs. 6,000/- (Rupees Six Thousand Only) per annum.

C. **Perquisites**

1. Housing: Company's owned/hired/ leased accommodation or House Rent Allowance @ 50% of the Basic Salary in lieu of Company provided accommodation

2. Reimbursement of expenses on actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance expenses in respect of such accommodation.

3. Medical Expenses Reimbursement: Reimbursement of all expenses incurred in India for self and family (family is defined as spouse and dependant children) at actuals (including domiciliary medical expenses and insurance premium for medical and hospitalization policy, as applicable). If the Group covers the Managing Director and immediate family under any Medical Insurance Policy in the future, the medical reimbursement by the Company will be limited to the amount not reimbursed by the Insurance Company.

4. Leave Travel Allowance: - For self and family in accordance with Rules of the Company, subject to a maximum of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount to the Managing Director.

5. Spouse accompanying on any official domestic and overseas trip will be governed as per the policy of the Group, as applicable to full time Directors /Business Heads.

6. Club Fees: Fees of One Corporate Club in India (including admission and membership fees).

7. Personal Accident Insurance coverage for self as per the Rules of the Company.

8. Company's contribution towards Provident Fund and Superannuation Fund on basic salary as per the Rules applicable to Senior Executives of the Company.

9. Gratuity as applicable to Senior Executives of the Group, including continuity of service for time served elsewhere, within the Group.

10. Two Cars for use on Company's business.

11. Leave and encashment of leave, in accordance with the Rules of the Company.

12. Any other policies / benefits that are introduced by the Group from time to time, as applicable at his level.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

The next salary increment and annual performance linked bonus will be due on 1st July 2006.

Subject as aforesaid, Mr. Sanjeev Aga shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

So long as Mr. Sanjeev Aga functions as the Managing Director of the Company he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Managing Director in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

CERTIFIED TRUE COPY
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr.Vice President & Company Secretary

INDIAN RAYON
ADITYA BIRLA GROUP

CERTIFIED TRUE COPY OF THE EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956 TO THE SPECIAL RESOLUTION PASSED BY THE SHAREHOLDERS AT THEIR 48TH ANNUAL GENERAL MEETING HELD ON FRIDAY, THE 24TH JUNE, 2005 AT THE REGISTERED OFFICE OF THE COMPANY AT VERAVAL – 362 266, GUJARAT

The Board of Directors of the Company at its meeting held on 27th April, 2005 has appointed Mr. Sanjeev Aga as Managing Director of the Company for a period of five years with effect from 1st May, 2005 on the detailed terms as to remuneration and otherwise, as set out in the resolution under this item of the Notice.

Mr. Sanjeev Aga, 53, is an Honours graduate in Physics from St. Stephen's College, Delhi and post graduated from the IIM Kolkata. He joined as a Director on the Board of the Aditya Birla Management Corporation Ltd. in April 2002, and has been mainly overseeing the Company's IT, ITES and Insulators businesses. He was earlier the Chief Executive of the Group's telecom JV, Idea Cellular Limited. Beginning his career with Asian Paints Ltd., Mr. Aga rose to occupy senior positions in industrial organisation. Prior to joining Birla AT&T Ltd. (now Idea Cellular Ltd.), he was Managing Director of Blow Plast Ltd.

Given the diversity of the Company's businesses and the ambitious future plans, Mr. Aga will provide leadership for critical aspects of the business processes such as capital allocation, performance monitoring and strengthening the strategy for each business within the overall strategic framework of the Company. While these roles are also effectively played by the respective Heads of the respective businesses of the Company, Mr. Aga will serve as the nodal point - synergising and driving a coordinated approach into the future.

Considering the background, competence and experience of Mr. Sanjeev Aga as also his association with the Aditya Birla Group for the last several years and compared to the remuneration packages of similarly placed personnel of other corporate bodies in the country, the terms of his remuneration as set out in the resolution are considered to be fair, just and reasonable.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Since the remuneration payable to the Managing Director requires approval of the members of the company in General Meeting by means of Special Resolution, considering the provision of Sections 198, 269 and 309 read with Schedule XIII to the Companies Act, 1956, the resolution as set out in this item of the accompanying Notice is commended for the approval of the members.

The resolution alongwith the above explanatory details may be treated as an abstract circulated to the Shareholders under Section 302 of the Companies Act, 1956.

Mr. Sanjeev Aga is interested in this Resolution, since it relates to his own appointment.

CERTIFIED TRUE COPY
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr.Vice President & Company Secretary

INDIAN RAYON

ADITYA BIRLA GROUP

Corporate Finance Division

ROC ...

RECEIVED

2006 FEB 22 P 2:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 11, 2005

Shri C.R. Damani
605, Sahajanand Shopping Centre
Shahibayg road
Ahmedabad – 380 004

Dear Damaniji,

Sub: Form 29 & 32

Enclosed herewith please find duly signed documents as under alongwith cash (Rs. 2500/- toward filing fees).

- Form No. 29 of Mr. S.K. Mitra, Dr. Rakesh Jain, Mr. K.K. Maheshwari & Mr. Adesh Gupta
- Form 32 (in duplicate) for appointment of the said Directors.

Kindly get the forms filed with ROC office and send the filing fee receipts to the undersigned at our Mumbai office.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

NShah

Nehal Shah
Asst. Manager

Encl:aa

cc: Atul Lakhotia, Veraval – for information

FORM NO. 29

No. of Company : 04-1107

THE COMPANIES ACT, 1956

Consent to act as Director of a Company ~~and/or Undertaking to take and pay for qualification shares~~

[Pursuant to sections 264(2)~~/266(1)(a) and 266 (1)(b)(iii)~~]

Name of Company : **INDIAN RAYON AND INDUSTRIES LIMITED**

Presented by : Rakesh Jain..

To the Registrar of Companies, Gujarat, Ahmedabad

I, the undersigned, having consented to act as Director of **INDIAN RAYON AND INDUSTRIES LIMITED,** pursuant to section 264(2)~~/266(1)(a)~~ of the Companies Act, 1956 and certify that I have not been disqualified to act as a Director under section ~~267 and/or~~ 274 of the Companies Act, 1956.

~~I, the undersigned, having consented to act as director of the Company .... Limited, also hereby undertake to take from the said company and pay for .... shares of Rs. .... each, being the number/value of the shares prescribed as the qualification shares for the office of director of the said company.~~

Name and surname in full and father's name	:	RAKESH JAIN S/O MR. NAGIN CHAND JAIN
Address	:	1101/2 WING A, QUANTUM PARK, UNION PARK ROAD, KHAR (WEST), MUMBAI- 400 052
Occupation	:	SERVICE
Date of birth	:	JANUARY 19, 1961
Nationality	:	INDIAN

Signature :

Dated the 1st day of OCTOBER, 2005

Note:

(1) Delete the portion not applicable

(2) If a director signs through his agent authorised in writing, the authority must be produced before the Registrar.

(3) In case of undertaking to take and pay for the qualification shares, the form should be accompanied by the necessary stamp duty.

FORM NO. 29

No. of Company: **04-1107**

THE COMPANIES ACT, 1956

Consent to act as Director of a Company and / or Undertaking to Take and pay for qualification shares

[Pursuant to sections 264(2) / 266(1)(a) and 266(1)(b)(iii)]

Name of Company : **Indian Rayon And Industries Limited**

Presented by : **Mr. Adesh Gupta**

To the Registrar of Companies, **Gujarat**

I, the undersigned, having consented to act as director of Indian Rayon And Industries Limited, pursuant to section 264(2)/266(1) (a) of the Companies Act, 1956 and certify that I have not been disqualified to act as a director under section 267 and / or 274 of the Companies Act, 1956.

I, the undersigned, having consented to act as director of the company INDIAN RAYON AND INDUSTRIES LIMITED, also hereby undertake to take from the said company and pay for **NIL** shares of Rs. **NIL** each, being the number / value of the shares prescribed as the qualification shares for the office of director of the said company.

Name & surname in full and father's name	Address	Occupation	Date of Birth	Nationality	Signature
ADESH KUMAR GUPTA S/ O Shri RAJESHWAR KUMAR GUPTA	701, Tagore Avenue Tagore Road Santacruz Mumbai, 400 054	Service	11.09.1956	INDIAN	

Dated the 1st Day of OCTOBER 2005

FORM NO. 29

No. of Company: **04-1107**

THE COMPANIES ACT, 1956

Consent to act as Director of a Company and / or Undertaking to Take and pay for qualification shares

[Pursuant to sections 264(2) / 266(1)(a) and 266(1)(b)(iii)]

Name of Company : **Indian Rayon And Industries Limited**

Presented by : Shri K.K.Maheshwari

To the Registrar of Companies, Gujarat.

I, the undersigned, having consented to act as director of Indian Rayon And Industries Limited, pursuant to section 264(2)/266(1) (a) of the Companies Act, 1956 and certify that I have not been disqualified to act as a director under section 267 and / or 274 of the Companies Act, 1956.

I, the undersigned, having consented to act as director of the company Indian Rayon and Industries Limited, also hereby undertake to take from the said company and pay for – NIL- shares of Rs.-NIL- each, being the number / value of the shares prescribed as the qualification shares for the office of director of the said company.

Name & surname in full and father's name	Address	Occupation	Date of Birth	Nationality	Signature
KRISHNA KISHORE MAHESHWARI RADHA VALLABH MAHESHWARI	B2, ADITYA BIRLA CENTRE, S.K.AHIRE MARG, WORLI, MUMBAI 400 030.	SERVICE	01-03-1955	INDIAN	[signature]

Dated the 1st Day of October 2005

No. of Company: 04-1107

FORM NO. 29

THE COMPANIES ACT, 1956

Consent to act as Director of a Company and / or Undertaking to Take and pay for qualification shares

[Pursuant to sections 264(2) / 266(1)(a) and 266(1)(b)(iii)]

Name of Company : **Indian Rayon And Industries Limited**

Presented by : S. K. Mitra

To the Registrar of Companies ..Gujarat.....................

I, the undersigned, having consented to act as director of Indian Rayon And Industries Limited, pursuant to section 264(2)/266(1) (a) of the Companies Act, 1956 and certify that I have not been disqualified to act as a director under section 267 and / or 274 of the Companies Act, 1956.

~~I, the undersigned, having consented to act as director of the company ______ Limited, also hereby undertake to take from the said company and pay for ____ shares of Rs. ____ each, being the number / value of the shares prescribed as the qualification shares for the office of director of the said company.~~

Name & surname in full and father's name	Address	Occupation	Date of Birth	Nationality	Signature
Subrata Kumar Mitra **Late Mr. A.K. Mitra**	**1201, Phoenix Tower B wing, Senapati Bapat Marg,** **Lower Parel, Mumbai 400 013**	**Service**	**16.01.1948**	**Indian**	Sk M

Dated the 3rd Day of October, 2005

Filing Fee: Rs.500/-

Registration No. of Company : 04-1107
Nominal Capital : Rs.100 Crores

FORM NO.32

THE COMPANIES ACT, 1956

Particulars of Appointment of Directors and Manager and changes among them

[Pursuant to section 303(2)]

Name of the Company : INDIAN RAYON AND INDUSTRIES LIMITED
Presented by : SHRI DEVENDRA BHANDARI, COMPANY SECRETARY

NOTE: If a company has no particulars to be included in one or two of the headings "A", "B" and "C", the parts containing those headings (in respect of which the company has no particulars to be included) need not be filed.

A. Appointment of and changes among Directors

Name or names and surname in full	Father's/~~Husband~~'s name	Usual residential address	Nationality	Date of appointment or change	Brief particulars of changes
(1)	(2)	(3)	(4)	(5)	(6)
Mr. Subrata Kumar Mitra	Shri A. K. Mitra	1201, Phoenix Tower B wing, Senapati Bapat Marg, Lower Parel, MUMBAI- 400 013	INDIAN	01.10.05	Appointed as an Additional Director at the Board Meeting held on 11.09.05.
Dr. Rakesh Jain	Shri Nagin Chand Jain	1101/2 Wing A, Quantum park, Union Park Road, Khar (West) MUMBAI- 400 052	INDIAN	01.10.05	Appointed as an Additional Director at the Board Meeting held on 11.09.05.
Mr. Krishna Kishore Maheshwari	Shri Radha Vallabh Maheshwari	22, Chitrakoot Co-op Housing Socity, Altamount Road MUMBAI – 400 026	INDIAN	01.10.05	Appointed as a Whole time Director at the Board Meeting held on 11.09.05.
Mr. Adesh Gupta	Shri Rajeshwar Kumar Gupta	701, Tagore Avenue Tagore Road Sanatacruz MUMBAI- 400 054	INDIAN	01.10.05	Appointed as a Whole time Director at the Board Meeting held on 11.09.05.

(P.T.O)

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)14/10/2005
REC. NO. : 6189/4 **REG. NO. :** 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 32	CASH	01/10/2005	N	500
FORM 29	CASH	01/10/2005	N	500

1/ 3 (N.K.S.) Fees **TOTAL** 2500
N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
M **OFFICE OF THE REGISTRAR OF COMPANIES**

ROC(GUJARAT,DADRA&NAGARHAVELI)14/10/2005
REC. NO. : 6189/4 **REG. NO. :** 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 29	CASH	01/10/2005	N	500
FORM 29	CASH	01/10/2005	N	500

2/ 3 (N.K.S.) Fees Paid **TOTAL** 2500
N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
M **OFFICE OF THE REGISTRAR OF COMPANIES**

ROC(GUJARAT,DADRA&NAGARHAVELI)14/10/2005
REC. NO. : 6189/4 **REG. NO. :** 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 29	CASH	01/10/2005	N	500

3/ 3 (N.K.S.) Fees Paid **TOTAL** 2500
N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

7

ROC file

RECEIVED
2006 FEB 22 P 2: 11
OFFICE OF ... CORPORATE ...

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE **OF THE REGISTRAR OF COMPANIES**

M...GUJARAT,DADRA&NAGAR...)09/12/2005

REC. NO.: 641064 **REG. NO.:** 04-001107

ADITYA BIRLA NUVO LIMITED

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 23	CASH	16/11/2005	N	500
FORM 23	CASH	16/11/2005	N	500
		TOTAL		...0

... Fees ...

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE **OF THE REGISTRAR OF COMPANIES**

MROC(GUJARAT,DADRA&NAGARHAVELI)09/12/2005

REC. NO.: 641064 **REG. NO.:** 04-001107

ADITYA BIRLA NUVO LIMITED

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
FORM 25C	CASH	01/10/2005	N	500
FORM 25C	CASH	01/10/2005	N	500
		TOTAL		2000

(A.D.D.) Fees Paid

N: NORMAL FEE **A: ADDITIONAL FEE**
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.

ROC

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

December 7, 2005

Shri C. R. Damani
605, Sahajanand Shopping Centre
Shahibayg road
Ahmedabad – 380 004

Dear Damaniji,

Sub: Filing of Form 25 C & 23

As per the telecon, enclosed herewith please find the following-

⇒ Form 25-C for Mr. Adesh Gupta along with certified true copy of the Board Resolution and Filing fees Rs. 500/-

⇒ Form 25-C for Mr. K.K. Maheshwari along with certified true copy of the Board Resolution and Filing fees Rs. 500/-

⇒ Form 23 for passing special resolution at court convened meeting of shareholders in connection with Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Aditya Birla Nuvo Limited along with certified true copies of the special resolution and explanatory statement and filing fees Rs. 500/-

⇒ Form 23 for passing Special Resolution at court convened meeting of shareholders in connection with Scheme of Amalgamation between Birla Global Finance Limited and Aditya Birla Nuvo Limited along with certified true copies of the special resolution and explanatory statement and filing fees Rs. 500/-

⇒ 3 duly signed original Form 1 each for an amount of Rs. 2,02,230/-(Matured Debentures) and amount of Rs.

32,981/- (Interest on matured Debentures). Along with a floppy.

Kindly arrange to get the said forms filed with ROC office and send the filing fee receipts to Mr. Atul Lakhotia of our Office at Veraval.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Tanuja Raje

CC: Shri Atul Lakhotia - For information
Veraval.

FORM NO. 25-C

THE COMPANIES ACT, 1956

No. of the Company : 04-1107
Nominal Capital : Rs 100 Crores

Return of appointment of ~~Managing Director~~/ Wholetime Director/ ~~Manager~~
(Pursuant to section 269(2) and Schedule –XIII)

1.	Name and full address of the ~~managing or~~ wholetime director or ~~manager~~	Shri Adesh Gupta 701, Tagore Avenue Tagore Road Santacruz Mumbai, 400 054
2	Date of Birth	11th September, 1956
3	Designation (mention whether managing /wholetime director or manager)	Whole time Director & CFO
4.	Date of appointment	With effect from 1st October, 2005
5.	Details of remuneration including perquisites payable	Details of remuneration including perquisites payable are as per the certified true copy of the resolution passed in Board Meeting dated 11.09.2005 (copy enclosed)
6.	Tenure of appointment	Five years with effect from 1st October, 2005
7.	Date of resolution passed by Board of directors and /or ~~share holders in general meeting~~ (copy thereof be enclosed)	✓ Resolution passed by the Board of Directors at the Board Meeting held on 11th September, 2005 is enclosed. ✓ Approval of the Shareholders will be sought at the next Annual General Meeting.

Signature :
Name : Sanjeev Aga
Designation : Managing Director

Dated this 5th day of December, 2005

Certificate

Certified that the requirements of Schedule XIII read with section 269 of the Companies Act, 1956, have been complied with.

Signature of ~~Auditor~~/ Secretary
/ ~~Secretary in wholetime Practice~~

Name : Devendra Bhandari
Address : Aditya Birla Nuvo Limited
A-4 Aditya Birla Centre
S.K. Ahire Marg, Worli
Mumbai, 400 030

Dated this 5th day of December, 2005

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF ADITYA BIRLA NUVO LIMITED AT ITS MEETING HELD ON 11th SEPTEMBER, 2005

"**RESOLVED THAT** pursuant to the provisions of Sections 198, 269, 309 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 as amended from time to time and all guidelines issued by the Central Government from time to time and subject to approval of shareholders and such other approvals, as may be necessary, the Board hereby approves the appointment of Mr. Adesh Gupta as the "Whole-time Director" of the Company for a period of 5 (five) years w.e.f.1st October, 2005 on the following terms and conditions including remuneration –

A. Period:

Five Years w.e.f 1st October, 2005 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. Remuneration:

(a) Basic Salary- Rs.2,34,942 /- (Rupees Two Lacs thirty four thousand nine hundred forty two only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling Rs.5,00,000/- (Rupees Five Lacs only) per month as Basic Salary.

(b) Special Allowance Rs. 2,27,361/- (Rupees Two Lacs twenty seven thousand three hundred sixty one only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.6,00,000/- (Rupees Six Lacs only) per month as Special Allowance .

(c) Performance Linked Allowance and/or Long Term Incentive compensation as may be approved by the Board from time to time upto the end of his tenure subject to a maximum of Rs.40,00,000 /- (Rupees Forty Lacs only) each in each year of his tenure.

C. Perquisites:

(a) The Company shall provide rent-free furnished accommodation and also pay all rents, rates, taxes, electricity, fuel charges, water charges and all other expenses for the upkeep and maintenance thereof.

(b) Reimbursement of Leave Travel Expenses once in a year for self and family (which shall include spouse, dependent children and parents), subject to a ceiling of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount

(c) Reimbursement of actual medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family as aforesaid.

(d) Club fees, subject to a maximum of one club.

(e) Leave and encashment of leave at the end of the tenure in accordance with the Rules of the Company.

(f) Personal Accident Insurance cover as per Rules of the Company.

(g) Contribution to Provident Fund, Superannuation Fund or Annuity Fund as per the Rules of the Company.

(h) Car for use on Company's business and telephone at residence as per Rules of the Company.

(i) Reimbursement of entertainment, traveling and all other expenses incurred for the business of the Company.

(j) Gratuity as per Rules of the Company.

D. Subject as aforesaid, Mr. Adesh Gupta, will be governed by such other existing Service Rules of the Company as may be in force from time to time, which will also include Stock Option Plan, if any, which may be instituted during his tenure of office as Whole time Director.

E. In the event of loss or inadequacy of profits in any year, the remuneration including the perquisites as aforesaid will be paid to Mr. Adesh Gupta in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

F. So long as Mr. Adesh Gupta functions as the Whole time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof."

Certified True Copy
For Aditya Birla Nuvo Ltd.

Devendra Bhandari
Company Secretary

FORM NO. 25-C
THE COMPANIES ACT, 1956

No. of the Company : **04-1107**
Nominal Capital : **Rs 100 Crores**

Return of appointment of ~~Managing Director~~/ Wholetime Director/ ~~Manager~~
(Pursuant to section 269(2) and Schedule –XIII)

1.	Name and full address of the ~~managing or~~ wholetime director or ~~manager~~	Shri K.K Maheshwari B 2 Aditya Birla Centre S. K. Ahire Marg Worli, Mumbai 400 030
2	Date of Birth	1st March, 1955
3	Designation (mention whether managing /wholetime director or manager)	Whole time Director
4.	Date of appointment	With effect from 1st October, 2005
5.	Details of remuneration including perquisites payable	Details of remuneration including perquisites payable are as per the certified true copy of the resolution passed in Board Meeting dated 11.09.2005 (copy enclosed)
6.	Tenure of appointment	Five years with effect from 1st October, 2005
7.	Date of resolution passed by Board of directors and /or ~~share holders in general meeting~~ (copy thereof be enclosed)	✓ Resolution passed by the Board of Directors at the Board Meeting held on 11th September, 2005 is enclosed. ✓ Approval of the Shareholders will be sought at the next Annual General Meeting.

Signature : [signature]
Name : Sanjeev Aga
Designation : Managing Director

Dated this 5th day of December, 2005

Certificate

Certified that the requirements of Schedule XIII read with section 269 of the Companies Act, 1956, have been complied with.

[signature]
Signature of ~~Auditor~~/ Secretary
/~~Secretary in wholetime Practice~~

Name : Devendra Bhandari
Address : Aditya Birla Nuvo Limited
A-4 Aditya Birla Centre
S.K. Ahire Marg, Worli
Mumbai, 400 030

Dated this 5th day of December, 2005

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF ADITYA BIRLA NUVO LIMITED AT ITS MEETING HELD ON 11th SEPTEMBER, 2005

"RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 as amended from time to time and all guidelines issued by the Central Government from time to time and subject to approval of shareholders and such other approvals, as may be necessary, the Board hereby approves the appointment of Mr. K. K. Maheshwari as the "Wholetime Director" of the Company for a period of 5 (five) years w.e.f.1st October, 2005 on the following terms and conditions including remuneration –

A. **Period:**

Five Years w.e.f 1st October, 2005 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. **Remuneration:**

(a) Basic Salary- Rs. 4,43,342/- (Rupees Four lakhs forty three thousand three hundred forty two only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling Rs.7,00,000/- (Rupees Seven Lacs only) per month as Basic Salary.

(b) Special Allowance Rs. 4,10,258/- (Rupees Four Lacs ten thousand two hundred fifty eight only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.10,00,000 /- (Rupees Ten Lacs Only) per month as Special Allowance.

(c) Performance Linked Allowance and/or Long Term Incentive compensation as may be approved by the Board from time to time upto the end of his tenure subject to a maximum of Rs.40,00,000 /- (Rupees Forty Lacs only) each in each year of his tenure.

(d) Salaries payable to Servant / Gardner – subject to a ceiling of Rs. 36,000/- (Rupees Thirty Six Thousand Only) per annum

C. Perquisites

a The Company shall provide rent free furnished accommodation and also pay all rents, rates, taxes, electricity, fuel charges, water charges and all other expenses for the upkeep and maintenance thereof.

b Reimbursement of Leave Travel Expenses once in a year for self and family (which shall include spouse, dependent children and parents), subject to a ceiling of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount

c Reimbursement of actual medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family as aforesaid.

d Club fees, subject to a maximum of two clubs.

e Leave and encashment of leave at the end of the tenure in accordance with the Rules of the Company.

f Personal Accident Insurance cover as per Rule of the Company.

g Contribution to Provident Fund, Superannuation Fund or Annuity Fund as per the Rules of the Company.

h Car for use on Company's business and telephone at residence as per Rule of the Company.

i Reimbursement of entertainment, traveling and all other expenses incurred for the business of the Company.

j Gratuity as per Rules of the Company.

D. Subject as aforesaid, Mr. K. K. Maheshwari, will be governed by such other existing Service Rules of the Company as may be in force from time to time, which will also include Stock Option Plan, if any, which may be instituted during his tenure of office as Whole time Director

ADITYA BIRLA NUVO

E. In the event of loss or inadequacy of profits in any year, the remuneration including the perquisites as aforesaid will be paid to Mr. K. K. Maheshwari in accordance with the applicable provisions of Schedule XIII of the Companies Act, 1956.

F. So long as M r. K. K Maheshwari functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof."

Certified True Copy
For Aditya Birla Nuvo Ltd.

Devendra Bhandari
Company Secretary

INDIAN RAYON
ADITYA BIRLA GROUP

0/c

RECEIVED
2005 FEB 22 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 27, 2004

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 22104500

Dear Sir,

Sub: Resignation of M/s. Clark, Gardner, Wolf & Co. – Branch Auditors
Re : Scrip Code - BSE - 500 303

M/s. Clark, Gardner, Wolf & Co., have resigned as Branch Auditors of Hi-Tech Carbon Division - Renukoot, Hi-Tech Carbon Division - Gummidipoondi and Rajashree Gases Division – Jagdishpur, Units of the Company, which has been accepted by the Board.

The audit of these branches will be conducted by Statutory Auditors of the Company.

The above is for your information and records.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED

Contents Not Veirfied
Central Depository Services (India) Ltd
27/10/04

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : iricfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON

ADITYA BIRLA GROUP

o/c

October 27, 2004

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 22104500

Dear Sir,

Sub: Resignation of Mr. H.V. Lodha – Director
Re : Scrip Code - BSE - 500 303

Kindly note that Mr. H.V. Lodha has tendered his resignation today and the same has been accepted by the Board of Directors of the Company at their meeting held today.

This is for your information and records.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE

Devendra Bhandari
Company Secretary

341370

c.c:

1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

   Fax # 00-352-473-298

2. Central Depository Services (India) Ltd. — Fax# 2272 3199
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

3. National Securities Depository Ltd. — Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

4. Listing & Agency Administration — Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG
   S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

5. Mr. Jonathan L Paterson — Fax # 001-212 816 6865
   ADR - Account Manager
   Citibank NA
   388, Greenwich St., 14th Floor
   New York
   NY 10013

6. Mr. Shekar Jain — Fax # 022-56672740 / 022-56672779
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013

INDIAN RAYON

ADITYA BIRLA GROUP

9 C

RECEIVED
2006 FEB 22 P 2:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 1, 2004

Mr. Robert A.Y.
~~DCS~~ - CRD
~~The Stock Exchange-Mumbai.~~
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sirs,

Sub: Annual Report – 2003-04

As required under Clause 31 of the Listing Agreement, enclosed please find 6 copies of printed Annual Report of the Company for the year ended 31st March, 2004, together with a copy of the Notice of the Annual General Meeting being sent to the members of the Company.

The above are for your information, reference and records.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Off Dr. Annie Besant Road, Worli, Mumbai 400 025.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 56525821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

May 24, 2005

Mr. Robert A.Y.
DCS - CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Dear Sirs,

Sub: Annual Report – 2004-05

As required under Clause 31 of the Listing Agreement, enclosed please find 6 copies of printed Annual Report of the Company for the year ended 31st March, 2005, together with a copy of the Notice of the Annual General Meeting sent to the members of the Company.

The above are for your information, reference and records.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : iricfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

9

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

[illegible] ,DADRA&NAGARHAVELI 22/07/2004

REC. NO.: [illegible] REG. NO.: 04-02[illegible]

[illegible]NARAYAN INVESTMENT LTD

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
[illegible]	CASH	31/03/2004	N	500

(N.K.S.) Fees Paid TOTAL 500

N: NORMAL FEE A: ADDITIONAL FEE

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN RAYON

ADITYA BIRLA GROUP

July 21, 2004

The Registrar of Companies-Gujarat
C.G.O.Complex
Opp.Rupal Park
Near Ankur Bus Stop
Naranpura
AHMEDABAD – 380 013

Company Registration No.04-1107

Dear Sir,

Sub.: Filing of Balance Sheet and Profit & Loss Account u/s 220 of the Companies Act, 1956.

Pursuant to Section 220 of the Companies Act, 1956, we are sending herewith 3 certified true copies of the Annual Report of the Company (together with annual report of subsidiary companies) for the year ended 31st March, 2004 (including the AGM Notice, Directors' Report, Auditors' Report and Statement pursuant to Section 217(2A) of the Companies Act, 1956).

Please note that the 47th Annual General Meeting of the Company was held on Wednesday, 30th June, 2004 at the Registered Office of the Company at Veraval-362 266, Gujarat and the annual accounts were adopted at the said meeting.

We are also sending herewith Rs.500/- in cash towards the filing fees.

Kindly take the documents filed on record.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

cc: Shri C.R.Damani - By Courier
605 Shahibaug Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004

- Please arrange to get the enclosed Annual Reports filed with ROC and send the money receipt to our Veraval Office.

cc: Mr Ritesh Chaudhry, Veraval – For information please.

→ Sn [illegible] ROC File
13/8/04

INDIAN RAYON
ADITYA BIRLA GROUP

July 8, 2005

The Registrar of Companies-Gujarat
C.G.O.Complex
Opp.Rupal Park
Near Ankur Bus Stop
Naranpura
AHMEDABAD – 380 013

Company Registration No.04-1107

Dear Sir,

Sub.: Filing of Balance Sheet and Profit & Loss Account u/s 220 of the Companies Act, 1956.

Please note that the 48th Annual General Meeting of the Company was held on Friday, 24th June, 2005 at the Registered Office of the Company at Veraval-362 266, Gujarat and the Annual Accounts for the year 2004-05 were adopted at the said meeting.

Pursuant to Section 220 of the Companies Act, 1956, we are sending herewith 3 certified true copies of the Annual Report of the Company (together with Annual Report of subsidiary companies) for the year ended 31st March, 2005 (including the AGM Notice, Directors' Report, Auditors' Report and Statement pursuant to Section 217(2A) of the Companies Act, 1956).

Filing Fees of Rs.500/- is being deposited in cash.

Kindly take the above documents on record.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encl: a.a.

cc: Shri C.R.Damani - By Courier
605 Shahibaug Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004

- Please arrange to get the enclosed Annual Reports filed with ROC and send the money receipt to our Veraval Office.

cc: Mr Atul Lakotia, Veraval – For information please.

No. 42520
सं.

Tele No. 743 85 31-748 38 41
Geam : COMPANYREG

प्राप्ति प्ररुप (रोकड)

42520 Receipt form (cash)

कम्पनियों के रजिस्टार का कार्यालय, गुजरात, अहमदावाद - 380 013

OFFICE OF THE REGISTRAR OF COMPANIES, GUJARAT

ROC Bhavan, Opp: Rupal Park, Nr. Ankur char Rasta,
Naranpura, AHMEDABAD-380 013.

Co NO. 1107.

दिनांक
Dated 18-7-2005

के साथ प्राप्ति की पत्र सं.
Received from M/s Zandu Rasayan R&D

रुपयों की राशी (शब्दोमें) के लिए शुल्क रुप में
the sum of Rupess (in words) being the fees for :

रु.
Rs. 1500/-

के रजिस्ट्रीकरण
Registration of M/s 25C 23

को अभिलिखित करने
Recording

को फाईल करने
Filling

के प्रमाणपत्र
Certificate

के निरक्षण
Inspection of

के प्रतिलिपी (शब्द की संख्या)
Copy of (number of words)

कुल रु.
Total Rs. 1500/-

कम्पनी रजिस्टार, गुजरात
दादरा और नगर हवेली
Registrar of Companies, Gujarat
Dadar & Nagar Haveli


INDIAN RAYON
ADITYA BIRLA GROUP


Corporate Finance Division


RECEIVED
2006 FEB 22 P 2:11

October 21, 2005

Mr. Robert A.Y
DCS-CRD
The Bombay Stock Exchange Ltd.
Floor 25, P.J. Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Schemes of Arrangement u/s 391-394 of the Companies Act, 1956 for amalgamation of

1. **Indo Gulf Fertilisers Ltd. into Indian Rayon And Industries Ltd.**
2. **Birla Global Finance Ltd. into Indian Rayon And Industries Ltd.**

Pursuant to Clause 31(c) of the Listing Agreement, we enclose herewith 3 copies each of the Notice, Scheme of Amalgamation, Explanatory Statement, Proxy Form and Attendance Slip being circulated to the shareholders of the Company in respect of the above.

This is for your information, reference and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

NSE
21 2005
Contents not Verified

Encl: a/a

c.c: **The Manager**
Listing Dept.
The National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra-Kurla Complex
Bandra (E)
Mumbai 400 051.

INDIAN RAYON AND INDUSTRIES LIMITED
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : iriicfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Shri Atul Lakhotia

INDIAN RAYON

ADITYA BIRLA GROUP

Corporate Finance Division

O/C

October 21, 2005

Mr. Robert A.Y
DCS-CRD
The Bombay Stock Exchange Ltd.
Floor 25, P.J. Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Schemes of Arrangement u/s 391-394 of the Companies Act, 1956 for amalgamation of

1. **Indo Gulf Fertilisers Ltd. into Indian Rayon And Industries Ltd.**
2. **Birla Global Finance Ltd. into Indian Rayon And Industries Ltd.**

Pursuant to Clause 31(c) of the Listing Agreement, we enclose herewith 3 copies each of the Notice, Scheme of Amalgamation, Explanatory Statement, Proxy Form and Attendance Slip being circulated to the shareholders of the Company in respect of the above.

This is for your information, reference and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

c.c: **The Manager**
Listing Dept.
The National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra-Kurla Complex
Bandra (E)
Mumbai 400 051.

BOMBAY STOCK EXCHANGE LTD.
MUMBAI
Received On
21
Time:
Dept. of Corporate Services

BOMBAY STOCK EXCHANGE LTD.
MUMBAI
Received On
21 OCT
Time:
Dept. of Corporate Services


INDIAN RAYON
ADITYA BIRLA GROUP



INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office : Junagadh - Veraval Road, Veraval-362 266, Gujarat.

MEETING OF EQUITY SHAREHOLDERS	CONTENTS	PAGE NOS.
Day : Wednesday	Notice convening Meeting of Equity Shareholders of Indian Rayon And Industries Limited	3
Date : 16th November, 2005	Explanatory Statement under Section 393 of the Companies Act, 1956	5
Time : 10.00 a.m. (10 00 Hours)	Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956 between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited and their respective Shareholders and Creditors	12
Venue : Indian Rayon And Industries Limited **Registered Office** Junagadh-Veraval Road, Veraval-362 266, Gujarat.	Form of Proxy	21
	Attendance Slip	23

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 331 OF 2005

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat;

-And-

In the matter of the Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors;

Indian Rayon And Industries Limited, a company }
incorporated under the Companies Act, 1956, }
and having its registered office at Junagadh- }
Veraval Road, Veraval 362 266, Gujarat. } ......Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS

To,

The Equity Shareholders of Indian Rayon And Industries Limited (the "Applicant Company" or the "Company" as the context may admit).

TAKE NOTICE that by an Order made on the 7th day of October, 2005, in the above Company Application, the High Court of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Wednesday, the 16th day of November, 2005 at 10.00 a.m. at the registered office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors (the "**Scheme**").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at the registered office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat, on Wednesday, the 16th day of November, 2005 at 10.00 a.m, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat, not later than 48 hours before the said meeting.

The High Court of Gujarat at Ahmedabad has appointed Mr. Sanjeev Aga, and failing him Mr. B.L. Shah and failing him Ms. Tarjani Vakil to be the Chairman of the said meeting.

A copy each of the Scheme, the Statement under Section 393 of the Companies Act, 1956, the Attendance Slip and a Form of Proxy is enclosed.

Sanjeev Aga
Chairman appointed for the Meeting

Dated this 15th day of October, 2005.

Registered Office:
Junagadh-Veraval Road,
Veraval 362 266,
Gujarat.
India.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered Equity Shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the Equity Shareholders' meeting. The representative of a body corporate which is a registered Equity Shareholder of the Applicant Company may attend and vote at the Equity Shareholders meeting provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the meeting authorizing such a representative to attend and vote at the Equity Shareholders' meeting.

Enclosed: As above.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 331 OF 2005

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat;

-And-

In the matter of the Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors;

Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat. } .....Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.

1. Pursuant to the Order dated 7th October, 2005 passed by the High Court of Gujarat at Ahmedabad, in the Company Application referred to above, a meeting of the Equity Shareholders of the Applicant Company is being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation between the Applicant Company and Indo Gulf Fertilisers Limited, a company incorporated under the Companies Act, 1956 (hereinafter referred to as the "**Amalgamating Company**") and their respective shareholders and creditors (the "**Scheme**"). A copy of the Scheme is attached to this Explanatory Statement.

2. The Applicant Company was incorporated as The Indian Rayon Corporation Limited, on the 26th day of September, 1956 in the State of Maharashtra under the provisions of the Companies Act, 1956 (hereinafter referred to as the "**Act**"). The place of the registered office of the Applicant Company was changed from the State of Maharashtra to the State of Gujarat on the 29th day of September, 1961. The name of the Applicant Company was subsequently changed to Indian Rayon And Industries Limited on the 23rd day of January, 1987. The registered office of the Applicant Company is situated at Junagadh-Veraval Road, Veraval 362 266, Gujarat.

3. The Applicant Company is a diversified conglomerate engaged in various businesses by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies, which, inter alia, includes manufacture and distribution of viscose filament yarn, carbon black, garments, textiles, insulators, information technology and information technology enabled services, business process outsourcing, telecommunications and life insurance business. The objects for which the Applicant Company has been established are set out in its Memorandum of Association, and inter alia include the manufacture and distribution of viscose filament yarn, and other chemicals, carbon black, garments, textiles and distribution of insulators.

4. The share capital structure of the Applicant Company as on September 30, 2005 is as under:

	Rs. in crores
Authorised	
8,50,00,000 Equity Shares of Rs. 10/- each	85.00
15,00,000 Redeemable Preference Shares of Rs. 100/- each	15.00
	100.00

Issued, Subscribed and Paid-up	Rs. in crores
5,98,89,252 Equity Shares of Rs. 10/- each fully paid-up*	59.89
	59.89

* 1. Includes 32,09,406 equity shares represented by GDRs .

2. Issue of 15,171 equity shares (and the bonus shares thereon) is held in abeyance pursuant to provisions of Section 206A of the Act.

5. The Amalgamating Company was incorporated as Kamal Syn Paper (India) Private Limited, on the 10th day of March 1998 in the State of Uttar Pradesh under the provisions of the Act. The name of the Amalgamating Company was changed to Rajashree Fertilisers Private Limited on the 22nd day of July, 2002. The Amalgamating Company was converted to a public limited company on the 24th day of July, 2002 and consequently, the name of the Amalgamating Company was changed to Rajashree Fertilisers Limited on the 24th day of July, 2002. The name of the Amalgamating Company was subsequently changed to Indo Gulf Fertilisers Limited on the 29th day of July, 2002. The registered office of the Amalgamating Company is situated at P. O. Jagdishpur Industrial Area, District Sultanpur, Pin-227 817, Uttar Pradesh.

6. The Amalgamating Company carries on the business of processing, converting, producing, manufacturing, import, export and dealing in all types of fertilizers, agrochemicals, chemicals and their by products, derivatives and mixtures, marketing of seeds and pesticides and rendering assistance and services of all kinds for dealing in artificial and other fertilizers. The objects for which the Amalgamating Company has been established are set out in its Memorandum of Association and inter alia include the business of processing, converting, producing, manufacturing, import, export and dealing in all types of fertilizers, agrochemicals, chemicals and their by products, derivatives and mixtures, marketing of seeds and pesticides and rendering assistance and services of all kinds for dealing in artificial and other fertilizers.

7. The share capital structure of the Amalgamating Company as on September 30, 2005 is as under:

	Rs. in crores
Authorised	
7,50,00,000 Equity Shares of Rs. 10/- each	75.00
	75.00
Issued, Subscribed and Paid-up	
4,50,92,803 Equity Shares of Rs. 10/- each fully paid-up*	45.09
	45.09

* Includes

1. 6,15,605 equity shares represented by GDRs.

2. Calls in arrears of Rs. 32,094/-.

8. The Applicant Company and the Amalgamating Company are promoted by certain entities of the Aditya Birla Group (the "**Group**"). As on September 30, 2005, the promoters inter alia, hold 28.63 per cent and 58.22 per cent of the total issued and paid up share capital of the Applicant Company and Amalgamating Company respectively.

9. The Applicant Company and the Amalgamating Company both form part of the Group. The Applicant Company currently has aggressive plans for high growth businesses which have profitable growth prospects, but needs to create a strong growth platform and augment its resources for this purpose. The Applicant Company is already a diversified conglomerate with a balanced portfolio, with a growth strategy in recent years of leveraging strong cash flows from value businesses to drive high growth businesses. The Amalgamating Company is a significant cash generator but lacks growth opportunities in the fertiliser sector on account of policy uncertainties. Accordingly, the amalgamation of the Amalgamating Company into the Applicant Company would augment the resources of the Applicant Company and strengthen its balance sheet, which will enable it to attain leadership in high growth service sectors.

10. The shareholders of the Applicant Company would benefit from the earnings per share and return on capital employed accretion on a standalone as well as consolidated basis. Therefore, the restructuring would create long-term value for the shareholders of the Applicant Company.

11. The Scheme is not prejudicial to the interests of the creditors of the Applicant Company.

12. The Scheme was placed before the Board of Directors of the Applicant Company and the Amalgamating Company on September 11, 2005, at which time M/s. Bansi S. Mehta & Co., Chartered Accountants, Mumbai and M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai jointly recommended the share exchange ratio of one equity share of Amalgamated Company of Rs.10/- each fully paid up for every three equity shares of Amalgamating Company of Rs.10/- each fully paid up for the issue of shares to the shareholders of the Amalgamating Company upon the effectiveness of the Scheme. The joint valuers have arrived at the Share Exchange Ratio after using several commonly used and accepted methods for determining fair value, to the extent applicable, as follows:

- Net Assets Method
- Earning Capitalisation Method
- Market Price Method

The fair basis has been determined after taking into consideration all the factors and methodologies described above. The Boards of Directors of the two companies have, based on and relying upon the aforesaid expert advice/ opinions, and on the basis of their independent evaluation and judgment, came to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and have decided to incorporate the same in the Scheme which was approved by them at their respective meetings on September 11, 2005.

13. It is therefore proposed to amalgamate the Amalgamating Company into the Applicant Company by transfer and vesting of the undertaking and entire business (the "**Undertaking**") of the Amalgamating Company as a going concern to the Applicant Company by way of a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956.

14. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Amalgamating Company with the Amalgamated Company pursuant to Sections 391 to 394 and other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme and the consequent issue of equity shares by the Amalgamated Company to the shareholders of the Amalgamating Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be September 1, 2005.

(iii) The "Effective Date" for the Scheme means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 34 of the Scheme have been obtained or fulfilled.

(iv) The "Undertaking" (as defined in the Scheme) means the undertaking and entire business of the Amalgamating Company and shall include (without limitation):

(a) all assets wherever situate, whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal of whatsoever nature, wheresoever situated including buildings, offices, marketing offices, liaison offices, furniture, fixtures, office equipment, appliances, accessories, inventories together with all present and future liabilities (including contingent liabilities) and all cash and bank balances appertaining or relatable to the Amalgamating Company;

(b) all permits, rights, entitlements, registrations for carrying on non-banking financial activities and other licences, approvals, permissions, consents from various authorities including municipal (whether granted or pending), trade marks, patents, copyrights, all other intellectual property, goodwill, receivables, benefit of any deposits, assets, properties or other interests, financial assets including investments of all kinds, funds belonging to or utilized for the Amalgamating Company, bank accounts, privileges, all other rights and benefits including any tax direct or indirect including advance tax paid or any tax deducted in respect of any income received, exemptions, tenancies in relation to office and/or residential properties for the employees, memberships, lease rights, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements, letters of intent, memoranda of understanding, expressions of interest whether under agreement or otherwise and all other interests in connection with or relating to the Amalgamating Company;

(c) all necessary records, files, papers, computer programmes, websites, domain names, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers, customer credit information, customer pricing information, and other records, whether in physical form or electronic form in connection with or relating to the Amalgamating Company;

(d) all credits, advances, loans, fixed deposits, provisions, commitments appertaining or relatable to the Amalgamating Company

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio in which the Amalgamated Company will issue and allot shares to each member of the Amalgamating Company whose names are recorded in the register of members and records of the depositary as members of the Amalgamating Company on the Record Date (as defined therein) in consideration for the amalgamation, being 1 (one) equity share in the Amalgamated Company of Rs. 10/- credited as fully paid up for every 3 (three) equity shares of Rs.10/- each fully paid up held by such member in the Amalgamating Company.

(vi) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Amalgamating Company in the Amalgamated Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Amalgamating Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Amalgamating Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Amalgamating Company;

(e) the transfer of all legal, taxation or other proceedings, (including before any statutory or quasi-judicial authority or tribunal) by or against the Amalgamating Company;

(f) the manner in which the business is to be carried on in trust by the Amalgamating Company for the benefit of the Amalgamated Company from the Appointed Date till the Effective Date;

(g) the transfer of employees engaged in the Amalgamating Company to the Amalgamated Company on terms and conditions not less favourable than those on which they are engaged in the Amalgamating Company;

(h) the issuance of shares and GDRs by the Amalgamated Company to the respective shareholders and GDR holders of the Amalgamating Company in the Share Exchange Ratio and matters related thereto; and

(i) the accounting treatment for the amalgamation in the books of the Amalgamated Company.

(vii) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the members of the Amalgamating Company and the Amalgamated Company as required under the Act and the requisite orders of the High Court of Judicature at Allahabad and the High Court of Gujarat at Ahmedabad being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(c) The certified copies of the court orders referred to in the Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Uttar Pradesh and Uttaranchal at Kanpur.

The Members are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features thereof.

15. As the Undertaking comprising the entire business of the Amalgamating Company shall stand transferred to and vest in the Amalgamated Company as a going concern, the Scheme envisages a change in the Objects Clause of the Amalgamated Company in accordance with Clause 29 thereof, and consequently the commencement of the new business as set out in the Clause 29 of the Scheme without the need to pass separate resolutions under Sections 17 and 149(2A) of the Act.

16. The financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of the Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. After the announcement of the proposed amalgamation, the Applicant Company has completed the formalities to acquire 371.8 million equity shares of Idea Cellular Ltd. at a price of US$ 150 million (approximately Rs.17.50 per share) from AT&T Cellular Pvt. Ltd., Mauritius, a subsidiary of New Cingular Wireless Inc, as per the announcement made by it in July, 2005, raising the equity holding of the Applicant Company in Idea Cellular Ltd. from 4.28% to 20.74%.

17. The Applicant Company has also filed an application with the High Court of Gujarat at Ahmedabad in relation to another scheme of amalgamation between the Applicant Company and Birla Global Finance Limited ("**BGFL**"). The same is subject to the approval of the shareholders of the Applicant Company and BGFL and subject to the sanction of the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Bombay.

18. The rights and interests of the members and the creditors of the Applicant Company and the Amalgamating Company will not be prejudicially affected by the Scheme.

19. The Applicant Company has received no objection letters from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited for filing the Scheme with the High Court of Gujarat at Ahmedabad.

20. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 and 250A of the Act.

21. On the Scheme being approved as per the requirements of Sections 391 of the Act, the Applicant Company and the Amalgamating Company will seek the sanction of the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Allahabad, Lucknow Bench, respectively to the Scheme.

22. The directors of each of the Applicant Company and the Amalgamating Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Amalgamating Company as a result of the Scheme.

23. The details of the present Directors of the Applicant Company, and their shareholding in Amalgamating Company and Applicant Company either singly or jointly as on September 30, 2005 are as follows:

Name of Director	Age (years)	Position	Equity Shares held in	
			Amalgamating Company	Applicant Company
Mr. Kumar Mangalam Birla	38	Chairman	400	-
Mrs. Rajashree Birla	60	Director	11,800	1,03,285
Mr. H.J. Vaidya	78	Director	-	5,384
Mr. B.L. Shah	84	Director	-	-
Mr. P. Murari	71	Director	-	-
Mr. B.R. Gupta	65	Director	-	-
Ms. Tarjani Vakil	68	Director	200	90
Mr. Vikram Rao	55	Director	-	-
Mr. S.C. Bhargava	60	Director	-	200
Mr. G.P. Gupta	64	Director	900	-
Mr. Sanjeev Aga	53	Managing Director	-	-
Mr. S.K. Mitra	57	Director	-	-
Mr. Rakesh Jain	44	Director	-	-
Mr. K.K. Maheshwari	50	Whole Time Director	-	-
Mr. Adesh Kumar Gupta	49	Whole Time Director	1,400	4,794

24. The details of the present Directors of the Amalgamating Company and their shareholding in Amalgamating Company and Applicant Company either singly or jointly as on September 30, 2005 are as follows:

Name of Director	Age (years)	Position	Equity Shares held in	
			Amalgamating Company	Applicant Company
Mr. Kumar Mangalam Birla	38	Chairman	400	-
Mrs. Rajashree Birla	60	Director	11,800	1,03,285
Mr. B.N. Puranmalka	69	Director	-	-
Mr. V.T. Purswani	70	Director	-	-
Mr. V. N. Nadkarni	81	Director	-	-
Mr. D. C. Gami	77	Director	-	-
Mr. G. P. Gupta	64	Director	900	-
Mr. Rakesh Jain	44	Managing Director	-	-

25. (a) The capital structure (Expected) of the Applicant Company after the implementation of the Scheme will be as follows:

	Post Amalgamation of Amalgamating Company with Applicant Company	Post Amalgamation of BGFL with Applicant Company*	Post Amalgamation of Amalgamating Company and BGFL with Applicant Company*
Authorised			
Number of Equity Shares of Rs. 10/- each	8,50,00,000	8,50,00,000	8,50,00,000
Number of Redeemable Preference Shares of Rs. 100/- each	15,00,000	15,00,000	15,00,000
Total Amount (in Rs. Crores)	100.00	100.00	100.00
Issued, Subscribed and Paid-up			
Number of Equity Shares of Rs. 10/- each fully paid-up	74920187	68472731	83503666
Total Amount (in Rs. Crores)	74.92	68.47	83.50

(b) The shareholding pattern of the Applicant Company and the Amalgamating Company as on September 30, 2005 as well as the shareholding pattern (Expected) of the Applicant Company after the implementation of the Scheme is as follows:

Category	Amalgamating Company		Applicant Company					
			Pre Amalgamation		Post Amalgamation			
					Amalgamating Company with Applicant Company		Amalgamating Company and BGFL with Applicant Company *	
	No. of shares held	% of share holding	No. of Shares held	% of share holding	No. of Share held	% of share holding	No. of Shares held	% of share holding
Promotors including Persons Acting in concert	26252248	58.22	17150514	28.63	25526519	34.07	31951484	38.26
Mutual Funds and UTI	4464265	9.91	5550536	9.27	7038624	9.39	7084529	8.48
Banks, Financial Institutions and Insurance Companies	3355840	7.43	9444928	15.76	10938286	14.60	10938653	13.10
FIIs	1682647	3.73	8879102	14.82	9439985	12.60	9712931	11.63
Private Corporate Bodies	1653594	3.67	1831671	3.06	2382869	3.18	2984466	3.57
Indian Public	5591652	12.40	12935175	21.62	14799059	19.75	15971314	19.14
NRIs/ OCBs	1367445	3.03	887920	1.48	1343735	1.79	1376108	1.65
Any other (Including GDRs)	725112	1.61	3209406	5.36	3451110	4.61	3484154	4.17
Total	45092803	100	59889252	100.00	74920187	100.00	83503666	100

*Refer Para No. 17

26. The following documents will be open for inspection by the Equity Shareholders of Applicant Company upto one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturday:

(a) Certified copy of the Order of the Hon'ble High Court of Gujarat at Ahmedabad dated October 7, 2005 in the above Company Application directing the convening of the Equity Shareholders' meeting;

(b) Memorandum and Articles of Association of the Applicant Company and the Amalgamating Company;

(c) Annual Report of the Applicant Company and the Amalgamating Company for the financial year ended 31st March, 2005;

(d) A copy of the joint valuation report dated September 11, 2005 issued by M/s. Bansi S. Mehta & Co., Chartered Accountants, Mumbai and M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai ;

(e) Scheme of Amalgamation.

Sanjeev Aga
Chairman appointed for the Meeting

Dated this 15th day of October, 2005.

Registered Office:
Junagadh-Veraval Road,
Veraval 362 266,
Gujarat;

SCHEME OF AMALGAMATION

BETWEEN

Indo Gulf Fertilisers Limited	...	Amalgamating Company
	And	
Indian Rayon And Industries Limited	...	Amalgamated Company

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

PART I - GENERAL

1. The Amalgamating Company carries on the business of processing, converting, producing, manufacturing, import, export and dealing in all types of fertilizers, agrochemicals, chemicals and their by products, derivatives and mixtures, marketing of seeds and pesticides and rendering assistance and services of all kinds for dealing in artificial and other fertilizers.

2. The Amalgamated Company is a diversified conglomerate engaged in various businesses by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies, which, inter alia, includes manufacture and distribution of viscose filament yarn, carbon black, garments, textiles, insulators, information technology and information technology enabled services, business process outsourcing, telecommunications and life insurance business.

3. This Scheme of Amalgamation provides for the amalgamation between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited, pursuant to Sections 391 to 394 and other relevant provisions of the Act.

4. **Definitions:**

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

"**Act**" means the Companies Act, 1956 or any statutory modification or re-enactment thereof;

"**Amalgamated Company**" means Indian Rayon And Industries Limited, a company incorporated under the Act and having its registered office at Junagadh-Veraval Road, Veraval 362266, Gujarat.

"**Amalgamating Company**" means Indo Gulf Fertilisers Limited, a company incorporated under the Act and having its registered office at P.O. Jagdishpur Industrial Area, District Sultanpur 227817, Uttar Pradesh.

"**Appointed Date**" means September 1, 2005.

"**Deposit Agreement**" means the deposit agreement dated January 31, 1994, entered into between the Amalgamated Company and the depository in relation to the GDRs of the Amalgamated Company.

"**Effective Date**" means the date on which all the conditions and matters in relation to the Scheme referred to in Clause 34 of this Scheme have been fulfilled. References in this Scheme to the date of "**coming into effect of this Scheme**" or "**effectiveness of this Scheme**" shall mean the Effective Date.

"**GDRs**" means Global Depository Receipts issued pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable law, and where relevant shall include the underlying equity shares relating thereto.

"**Record Date**" shall have the meaning ascribed to it in Clause 14 hereof.

"**Scheme**" means this Scheme of Amalgamation including any modifications or amendments thereto.

"**Share Exchange Ratio**" shall have the meaning ascribed to it in Clause 14 hereof.

"**Undertaking**" shall mean the undertaking and entire business of the Amalgamating Company and shall include (without limitation):

(a) all assets wherever situate, whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal of whatsoever nature, wheresoever situated including plant and machinery, buildings, offices (including marketing offices and liaison offices), any interests in properties co-owned, schools, hospitals, temple, townships, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, inventories, power lines, railway sidings, water pipelines and depots together with all present and future liabilities (including contingent liabilities) and all cash and bank balances appertaining or relatable to the Amalgamating Company;

(b) all permits, quotas, rights, entitlements, industrial and other licences, bids, tenders, letters of intent, memoranda of understanding, expressions of interest, development rights (whether vested or potential) and whether under agreements or otherwise, licences, permissions, approvals, consents from various authorities including municipal(whether granted or pending), subsidies, receivables, trade marks, patents, copyrights, all other intellectual property (including the brands "Shaktiman", "Birla Shaktiman" and all other brand names, whether registered or not), benefit of any deposits, assets, properties or other interests, financial assets including investments of all kinds, funds belonging to or utilized for the Amalgamating Company, bank accounts, privileges and all other rights and benefits including any tax direct or indirect including advance tax paid or any tax deducted in respect of any income received, exemptions, tenancies in relation to office and/or residential properties for the employees, memberships, lease rights, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements and all other interests in connection with or relating to the Amalgamating Company;

(c) all earnest moneys and/or security deposits paid by the Amalgamating Company; and

(d) all necessary records, files, papers, engineering and process information, computer programmes, websites, domain names, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records, whether in physical form or electronic form in connection with or relating to the Amalgamating Company.

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

PART II - SHARE CAPITAL:

5. (a) The share capital structure of the Amalgamating Company as on August 31, 2005 was as follows:

	Rs. In Crores
Authorised	
7,50,00,000 Equity Shares of Rs. 10/- each	75.00
	75.00
Issued, Subscribed and Paid-up	
4,50,92,803 Equity Shares of Rs. 10/- each fully paid-up*	45.09
	45.09

* Includes

1. 632,205 equity shares represented by GDRs.
2. Calls in arrears of Rs. 32,094/-.

(b) The share capital structure of the Amalgamated Company as on August 31, 2005 was as follows:

	Rs. In Crores
Authorised	
85,000,000 Equity Shares of Rs. 10/- each	85.00
15,00,000 Redeemable Preference Shares of Rs. 100/- each	15.00
	100.00
Issued, Subscribed and Paid-up	
59,889,252 Equity Shares of Rs. 10/- each fully paid-up*	59.89
	59.89

* 1. Includes 3,221,906 equity shares represented by GDRs.

2. Issue of 15,171 equity shares (and the bonus shares thereon) is held in abeyance pursuant to provisions of Section 206A of the Act

PART III - TRANSFER AND VESTING

6. (a) Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to the provisions of this Scheme, the Undertaking shall, pursuant to Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and/or be deemed to have been and stand transferred to and vested in the Amalgamated Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, title, interests and authorities of the Amalgamated Company.

(b) Without prejudice to sub-clause (a) above, in respect of such of the assets of the Undertaking as are movable in nature or are otherwise capable of transfer by manual delivery or by paying over or endorsement and/or delivery, the same may be so transferred by the Amalgamating Company, and shall, upon such transfer, become the property, estate, assets, rights, title, interests and authorities of the Amalgamated Company as an integral part of the Undertaking.

(c) In respect of such of the assets of the Undertaking other than those referred to in sub-clause (b) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to be transferred to and vested in the Amalgamated Company on the Appointed Date pursuant to the provisions of Section 394 of the Act. It is hereby clarified that all the investments made by the Amalgamating Company and all the rights, title and interests of the Amalgamating Company in any leasehold properties in relation to the Undertaking shall, pursuant to Section 394 (2) of the Act and the provisions of this Scheme, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Amalgamated Company.

(d) All debts, outstandings and receivables of the Amalgamating Company shall on and from the Appointed Date stand transferred to and vested in the Amalgamated Company without any notice or other intimation to the debtors (although the Amalgamated Company may, if it so deems appropriate, give notice to the debtors that the debts do stand transferred to and vested in the Amalgamated Company), and the debtors shall be obliged to make payments to the Amalgamated Company on and after the Effective Date.

(e) All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Amalgamating Company after the Appointed Date and prior to the Effective Date shall be deemed to have been accrued to and/or acquired for and on behalf of the Amalgamated Company and shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Amalgamated Company to that extent and shall become the estates, assets, right, title, interests and authorities of the Amalgamated Company.

7. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All secured and unsecured debts (whether in rupees or foreign currency), all liabilities, duties, obligations and undertakings of the Amalgamating Company of any nature whatsoever along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "**Liabilities**") shall, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed, be and stand transferred to and

vested in or be deemed to have been transferred to and vested in, the Amalgamated Company, so as to become the Liabilities of the Amalgamated Company.

(b) (i) Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangements which may give rise to a contingent liability in whatever form), if any, due or which may at any time in the future become due between the Amalgamating Company and the Amalgamated Company shall stand discharged and there shall be no liability in that behalf on either party.

(ii) All debentures, bonds, notes or other debt securities of the Amalgamating Company, whether convertible into equity or otherwise, (the "**Securities**"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Amalgamated Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by or against the Amalgamated Company as if it were the Amalgamating Company in respect of the Securities so transferred.

(c) It is clarified that, unless otherwise determined by the Board of Directors of the Amalgamated Company, in so far as the assets comprising the Undertaking are concerned:

(i) the security or charge relating to loans, debentures or borrowings of the Amalgamating Company shall without any further act or deed continue to relate to the said assets after the Effective Date and shall not relate to or be available as security in relation to the borrowings of the Amalgamated Company; and

(ii) the assets of the Amalgamated Company shall not relate to or be available as security in relation to the said borrowings of the Amalgamating Company.

(d) (i) Where any of the liabilities and obligations of the Amalgamating Company as on the Appointed Date transferred to the Amalgamated Company have been discharged by the Amalgamating Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Amalgamated Company.

(ii) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Amalgamating Company in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall subject to the provisions of this Scheme be deemed to have been raised, used, incurred or undertaken for and on behalf of the Amalgamated Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Amalgamated Company and shall become the debt, duties, undertakings, liabilities and obligations of the Amalgamated Company which shall meet, discharge and satisfy the same.

8. (a) With effect from the Appointed Date and up to and including the Effective Date:

(i) The Amalgamating Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of the Undertaking and shall be deemed to have held and stood possessed of the Undertaking on account of, for the benefit of and in trust for, the Amalgamated Company;

(ii) All the profits or income accruing or arising to the Amalgamating Company, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Amalgamating Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or income or expenditure or losses or taxes of the Amalgamated Company, as the case may be;

(iii) No assets of the Amalgamating Company shall be alienated, charged, mortgaged or encumbered and the Amalgamating Company shall carry on the business and activities not expressly prohibited herein with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or any third party, except in each case in the following circumstances:

(A) if the same is in the ordinary course of business;

(B) if the same is expressly permitted by this Scheme; or

(C) if prior written consent of the Amalgamated Company has been obtained.

(b) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Amalgamating Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Amalgamating Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Amalgamating Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Amalgamated Company, and, shall, in all proceedings, be dealt with accordingly.

9. (a) Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Amalgamating Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Amalgamated Company as effectually as if the same had been pending and/or arising by or against the Amalgamated Company.

(b) The Amalgamated Company undertakes to have all legal or other proceedings initiated by or against the Amalgamating Company referred to in sub-clause (a) above transferred to its name and to have the same continued, prosecuted and enforced by or against the Amalgamated Company.

10. (a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements, assurances and other instruments of whatsoever nature to which the Amalgamating Company is a party or to the benefit of which the Amalgamating Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Amalgamated Company as the case may be and may be enforced as fully and effectually as if, instead of the Amalgamating Company, the Amalgamated Company had been a party or beneficiary or obligee thereto. The Amalgamated Company shall, wherever necessary, enter into and/or issue and/or execute deeds, writings or confirmations at any time, enter into any tripartite arrangements, confirmations or novations prior to the Effective Date to which the Amalgamating Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause 10.

(b) The Amalgamated Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Amalgamating Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Amalgamated Company shall, under the provisions of Part III of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Amalgamating Company and to carry out or perform all such formalities or compliances referred to above on the part of the Amalgamating Company to be carried out or performed.

11. (a) The Amalgamated Company undertakes to engage, on and from the Effective Date, all employees of the Amalgamating Company who are in the employment of the Amalgamating Company as on the Effective Date, on terms and conditions not less favourable than those on which they are engaged by the Amalgamating Company, without any interruption of service as a result of the transfer. The Amalgamated Company undertakes to continue to abide by any agreement/settlement entered into by the Amalgamating Company with any union/ employee of the Amalgamating Company. The Amalgamated Company agrees that for the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such employees with the Amalgamating Company shall also be taken into account, and agrees and undertakes to pay the same as and when payable.

(b) In so far as the existing provident fund trusts, gratuity fund and pension and/or superannuation fund/schemes/trusts created by the Amalgamating Company for its employees are concerned, such funds/schemes/trusts shall, subject to the necessary approvals and permissions, be transferred to or merged with the relevant funds/schemes/trusts as determined by the Amalgamated Company, pending which such funds/schemes/trusts shall be maintained separately.

(c) Fixed deposits relating to the employees of the Amalgamating Company shall stand transferred to the Amalgamated Company on the same terms and conditions.

PART IV – ISSUANCE OF SHARES

12. The provisions of Part IV shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

13. In consideration of the provisions of this Part IV of the Scheme and as an integral part of this Scheme, the issued, subscribed and paid up share capital of the Amalgamated Company shall be increased in the manner set out in Clauses 14 to 24 below.

14. Upon the coming into effect of the Scheme, in consideration of the transfer of and vesting of the Undertaking and the Liabilities of the Amalgamating Company to the Amalgamated Company in terms of Part III of this Scheme, the Amalgamated Company shall without any further application, act or deed, issue and allot to the equity shareholders of the Amalgamating Company whose names are recorded in the register of members and records of the depositary as members of the Amalgamating Company, on a date (the "**Record Date**") to be fixed in that behalf by the Board of Directors or a committee thereof of the Amalgamated Company in the ratio of 1 (one) equity share in the Amalgamated Company of Rs. 10/- credited as fully paidup for every 3 (three) equity shares of Rs. 10/ each held by such member in the Amalgamating Company (the "**Share Exchange Ratio**").

15. The shares or the share certificates of the Amalgamating Company in relation to the shares held by its members shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the Record Date. In so far as the issue of shares pursuant to Clause 14 above is concerned, the same shall be issued in dematerialised form. However, each of the members holding shares in physical form shall have the option, exercisable by notice in writing by them to the Amalgamated Company on or before such date as may be determined by the Board of Directors of the Amalgamated Company or a committee of such Board of Directors, to receive, either in physical form or in dematerialised form, the shares of the Amalgamated Company in lieu thereof in accordance with the terms hereof. In the event that such notice has not been received by the Amalgamated Company in respect of any of the Members, the shares of the Amalgamated Company shall be issued to such members in physical form. Those of the members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Amalgamated Company shall issue and directly credit the demat/dematerialised securities account of such member with the shares of the Amalgamated Company.

It is clarified that each of the members holding shares in the Amalgamating Company in dematerialised form shall be issued the shares of the Amalgamated Company in dematerialised form as per the records maintained by the depositories on the Record Date.

16. In case any member's holding in the Amalgamating Company is such that the member becomes entitled to a fraction of an equity share of the Amalgamated Company, the Amalgamated Company shall not issue fractional share certificates to such member but shall consolidate such fractions and issue consolidated equity shares to a trustee nominated by the Amalgamated Company in that behalf, who shall sell such shares and distribute the net sale proceeds (after deduction of the applicable taxes and expenses incurred) to the shareholders respectively entitled to the same in proportion to their fractional entitlements.

17. The equity shares of the Amalgamated Company to be issued and allotted in terms of Clause 14 above shall rank pari passu in all respects with the existing equity shares of the Amalgamated Company.

18. In respect of equity shares of the Amalgamating Company where calls are in arrears, without prejudice to any remedies that the Amalgamating Company or the Amalgamated Company, as the case may be, shall have in this behalf, the Amalgamated Company shall not be bound to issue any shares of the Amalgamated Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder until such time as the calls-in-arrears are paid.

19. In so far as the forfeited shares of the Amalgamating Company are concerned, no shares shall be issued by the Amalgamated Company in lieu thereof.

20. Equity shares of the Amalgamated Company issued in terms of Clause 14 above, shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant Stock Exchange/s in India, where the existing equity shares of the Amalgamated Company are listed and/or admitted to trading.

21. Unless otherwise determined by the Board of Directors or any committee thereof of the Amalgamating Company and the Board of Directors of the Amalgamated Company, allotment of shares in terms of Clause 14 of this Part shall be done within 90 days from the Effective Date.

22. Upon the coming into effect of this Scheme, and the issue of shares in the Share Exchange Ratio by the Amalgamated Company pursuant to the provisions of Clause 14, provided that the Amalgamated Company is satisfied that it may do so in accordance with all applicable laws and regulations and without incurring any obligation(s) or expense(s) which it may consider disproportionate to the benefits to the persons affected thereby, the Amalgamated Company may take such steps to enable existing GDR holders of the Amalgamating Company to become holders of GDRs issued under the existing programme of the Amalgamated Company in respect of the number of shares in the Amalgamated Company that a holder with the number of shares in the Amalgamating Company that were represented by the GDRs held by such holder

of GDRs in the Amalgamating Company would have received under the terms of Clause 14 of this Scheme on the basis of the Share Exchange Ratio, in such manner as the Amalgamated Company may determine to be appropriate, all subject to and in accordance with the relevant provisions of the relevant deposit agreements as the same may be amended to give effect to the foregoing and in consultation with the relevant depositaries and subject to applicable laws and regulations and the satisfaction of such conditions as the relevant depositary or the Amalgamated Company may reasonably impose. The Amalgamated Company and the depositories may enter into such further documents as may be necessary and appropriate in this behalf, with respect to such issue of GDRs of the Amalgamating Company.

23. (a) If the Amalgamated Company determines that any existing GDR holder of the Amalgamating Company shall not hold GDRs in respect of shares in the Amalgamated Company such existing GDR holder shall become entitled in respect of shares in the Amalgamated Company as may be provided by the relevant provisions of the deposit agreement in respect of GDRs in the Amalgamating Company as the same may be amended prior to coming into effect of this Scheme in such manner as the Amalgamating Company may reasonably determine to be necessary or appropriate to give effect to this Scheme and to satisfy all applicable laws and regulations. It is expected that GDR holders of the Amalgamating Company who are not entitled under Indian law to hold the shares in the Amalgamated Company will be able to make arrangements for such shares to be sold in the open domestic market on their behalf.

The number of shares in the Amalgamated Company to be issued under the terms of Clause 14 of this Scheme to the custodian holding shares in the Amalgamating Company in respect of GDRs of the Amalgamating Company shall take account, as appropriate, of the number of shares in the Amalgamating Company represented by GDRs issued pursuant to Clause 22.

24. (a) The Amalgamating Company and the Amalgamated Company may take all such additional steps and do all such acts, deeds and things as they may reasonably determine to be necessary for the issue of GDRs pursuant to Clause 22, the giving effect to Clause 23 and/or for listing the GDRs on the Luxembourg Stock Exchange.

(b) Neither the GDRs nor the shares underlying the GDRs have been or will be registered under the United States Securities Act of 1933, as amended (the **"Securities Act"**), or any state securities laws. Accordingly, neither the GDRs nor the shares underlying the GDRs may be offered, sold, resold or otherwise transferred within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of Section 5 of the Securities Act or the registration requirements of any state.

PART V – GENERAL TERMS AND CONDITIONS

25. (a) Until the coming into effect of this Scheme, Amalgamating Company and the Amalgamated Company shall, with the prior consent of the Board of Directors of the other company, be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period after the Appointed Date and prior to the Effective Date.

(b) Until the coming into effect of this Scheme, the holders of the shares of the Amalgamating Company and the Amalgamated Company shall continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Amalgamating Company and/or the Amalgamated Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective Boards of Directors of the Amalgamating Company and the Amalgamated Company respectively, and subject to the approval of the shareholders of the Amalgamating Company and the Amalgamated Company respectively.

26. The reserves of the Amalgamating Company shall be accounted for and dealt with in the books of the Amalgamated Company in the following manner:

(a) Save as hereinafter provided, the reserves of Amalgamating Company shall be accounted for, while incorporating the assets and liabilities of Amalgamating Company in the accounts of Amalgamated Company, in accordance with Accounting Standard 14 ("Accounting for Amalgamations") issued by the Institute of Chartered Accountants of India. It is clarified that in respect of the result that may emerge from giving effect to paragraph 34 of Accounting Standard 14 issued by the Institute of Chartered Accountants of India (requiring convergence in the methods of accounting of the Amalgamating Company as well as the Amalgamated Company) in so far as such result relates to the Amalgamating Company, the same shall be adjusted while arriving at the balance in the General Reserve Account of the Amalgamating Company as on the Appointed Date.

(b) The costs, charges, levies, fees, duties and expenses referred to in Clause 37 of the Scheme shall be first set off against the General Reserve of the Amalgamating Company just prior to the Appointed Date and it is the balance in the General Reserve Account of Amalgamating Company after such deduction that shall be the subject-matter of such accounting treatment.

(c) If, while incorporating the assets, liabilities and reserves of the Amalgamating Company, there remains any debit or credit balance after considering the paid-up value of the equity shares to be issued and allotted by the Amalgamated Company pursuant to the Scheme, the same shall be added to or adjusted against the credit balance in the General Reserve Account of the Amalgamated Company.

27. Upon the coming into effect of this Scheme the resolutions, if any, of the Amalgamating Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Amalgamated Company and if any such resolutions have upper monetary or other limits being imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added and shall constitute the aggregate of the said limits in the Amalgamated Company.

28. Unless the same has already been completed prior to the Effective Date, upon the coming into effect of this Scheme, the name of the Amalgamated Company shall be changed to "ADITYA BIRLA NUVO LIMITED" and Clause I of the Memorandum of Association of the Amalgamated Company shall stand accordingly modified, changed and amended with effect from the Effective Date.

29. Upon the coming in to effect of this Scheme, the following main objects shall be added to Clause III of the Memorandum of Association of the Amalgamated Company (relating to the objects for which the company has been established) pursuant to Section 17 of the Act:

"(30F) To carry on in India or in any part of the world, the business of processing, converting, producing, manufacturing, formulating, using, buying , acquiring, storing, packaging, selling, transporting, distributing, importing, exporting and disposing all types of fertilisers, chemicals, heavy chemicals, bio-chemicals, acids, alkalis, agro-chemicals and their by-products, derivatives and mixtures thereof, applications in bio-technology, maintaining and rendering assistance and services of all and every kind of any description for selling, exchanging, altering, improving and dealing in artificial and other fertilizers, heavy chemicals, agro-chemicals and their by-products of every description."

30. Upon the coming into effect of the Scheme, the existing auditors of the Amalgamating Company shall continue as branch auditors in respect of the Undertaking which will become a division of the Amalgamated Company and such appointment shall be on the existing terms and conditions or as may be decided by the Amalgamated Company.

31. The Amalgamating Company shall with all reasonable dispatch make necessary applications before the High Court of Judicature at Allahabad, Lucknow Bench for the sanction of this Scheme under Sections 391 and 394 of the Act and shall also make application for dissolution of the Amalgamating Company without winding up under the provisions of law, and obtain all approvals as may be required under law and pursuant thereto. Upon the coming into effect of the Scheme, the Amalgamating Company shall stand dissolved, without winding up.

32. The Amalgamated Company shall make necessary applications before the High Court of Gujarat for the sanction of this Scheme under Sections 391 and 394 of the Act and obtain all approvals as may be required under law.

33. (a) The Amalgamating Company and the Amalgamated Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Board of Directors or a committee thereof or any Director or other officer authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "**Delegates**") of the Amalgamated Company and the Amalgamating Company deem fit, or which the High Court at Gujarat and/ or the High Court of Judicature at Allahabad, Lucknow Bench, any other authorities under law may deem fit to approve of or impose and which the Amalgamating Company and the Amalgamated Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds,

matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect.

In the event that any of the conditions that may be imposed by the Courts or other authorities which the Amalgamating Company or the Amalgamated Company may find unacceptable for any reason, then the Amalgamating Company and the Amalgamated Company are at liberty to withdraw the Scheme. The aforesaid powers of the Amalgamating Company and the Amalgamated Company may be exercised by the Delegates of the respective companies.

(b) For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the respective Delegates of the Amalgamating Company and Amalgamated Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

(c) In the event of there being any pending share transfers with respect of the application lodged for transfer by any shareholder of the Amalgamating Company, the Board of Directors or any committee thereof of the Amalgamating Company if in existence, or failing which the Board of Directors or any committee thereof of the Amalgamated Company shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in the Amalgamated Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share(s) in the Amalgamated Company and in relation to the new shares after the Scheme becomes effective.

34. This Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the members of the Amalgamating Company and the Amalgamated Company as required under the Act and the requisite orders of the High Court of Judicature at Allahabad, Lucknow Bench and the High Court of Gujarat being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(c) The certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Uttar Pradesh and Uttaranchal at Kanpur.

35. In the event of this Scheme failing to take effect finally by June 30, 2006 or by such later date as may be agreed by the respective Board of Directors of the Amalgamating Company and the Amalgamated Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

36. If any part or provision of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Amalgamating Company and the Amalgamated Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

37. All costs, charges, levies, fees, duties and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne by the Amalgamated Company and shall be dealt with in its accounts in accordance with the provisions of Clause 26 of the Scheme.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 331 OF 2005

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat;

And

In the matter of the Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors;

Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat. }

.....Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder/s of the Applicant Company hereby appoint Shri/Smt.______________________ ______________________ of______________________ and failing him/her Shri/Smt. ______________________ of ______________________ as my/our proxy, to act for me/us at the meeting of the Equity Shareholders of the Applicant Company to be held on Wednesday, the 16th day of November, 2005 at 10.00 a.m. (10.00 hours) at the Registered Office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors. and at such meeting and at any adjournment or adjournments thereof, to vote, for me / us and in my / our name ______________________ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, either with or without modification(s), as my / our proxy may approve.

(Strike out what is not necessary)

Dated this _____ day of ___________ 2005

Affix 15 Paise Revenue Stamp

Name: ______________________

Address: ______________________

____

____

____

Signature

No. of Shares : ______________________

Folio No. : ______________________

DP ID : ______________________

Client ID : ______________________

NOTES:

1. Please affix Revenue Stamp before putting signature.
2. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the meeting.
3. A proxy need not be a shareholder of the Applicant Company.
4. In case of multiple proxies, the proxy later in time shall be accepted.
5. Alterations, if any, made in the Form of Proxy should be initialled by the Equity shareholders.

This page has been intentionally kept blank

INDIAN RAYON AND INDUSTRIES LIMITED

Regd. Office: Junagadh – Veraval Road, Veraval – 362 266, Gujarat

ATTENDANCE SLIP FOR THE COURT CONVENED MEETING PROPOSED MERGER – INDO GULF FERTILISERS LIMTED WITH INDIAN RAYON AND INDUSTRIES LIMITED

PLEASE COMPLETE THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Folio / DP ID / Client ID No. : ______________________________

Name : ______________________________

Address : ______________________________

____

____

I/We hereby record my/our presence at the Court Convened Meeting of the Equity Shareholdersof the Company pursuant to the Order dated 7th October, 2005 made by the Hon'ble High Court of Gujarat at Ahmedabad in Company Application No. 331 of 2005 on Wednesday, 16th November, 2005 at 10.00 a.m. at the registered office of the Company, Junagadh-Veraval Road, Veraval 362 266, Gujarat.

____

SIGNATURE OF THE EQUITY SHAREHOLDER / PROXY

NOTES:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after affixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring their copies of the Scheme of Amalgamation with them.

BOOK-POST

UNDER CERTIFICATE OF POSTING

If undelivered, please return to:

INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office : Junagadh - Veraval Road,
Veraval-362 266, Gujarat.

Infomedia India Limited


INDIAN RAYON
ADITYA BIRLA GROUP



INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office : Junagadh - Veraval Road, Veraval-362 266, Gujarat.

MEETING OF EQUITY SHAREHOLDERS		CONTENTS	PAGE NOS.
Day	: Wednesday	Notice convening Meeting of Equity Shareholders of Indian Rayon And Industries Limited	3
Date	: 16th November, 2005	Explanatory Statement under Section 393 of the Companies Act, 1956	5
Time	: 11.00 a.m. (11.00 Hours)	Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956, between Birla Global Finance Limited and Indian Rayon And Industries Limited and their respective Shareholders and Creditors	12
Venue	: Indian Rayon And Industries Limited **Registered Office** Junagadh-Veraval Road, Veraval-362 266, Gujarat.	Form of Proxy	21
		Attendance Slip	23

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 332 OF 2005

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat;

-And-

In the matter of the Scheme of Amalgamation between Birla Global Finance Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors;

Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat. } ......Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS

To,

The Equity Shareholders of Indian Rayon And Industries Limited (the "Applicant Company" or the "Company" as the context may admit)

TAKE NOTICE that by an Order made on the 7th day of October, 2005, in the above Company Application, the High Court of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Wednesday the 16th day of November, 2005 at 11.00 a.m. at the registered office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation between Birla Global Finance Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors (the "**Scheme**").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at the registered office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat, on Wednesday, the 16th day of November, 2005 at 11.00 a.m, at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat, not later than 48 hours before the said meeting.

The High Court of Gujarat at Ahmedabad has appointed Mr. Sanjeev Aga, and failing him Mr. B.L. Shah and failing him Ms. Tarjani Vakil to be the Chairman of the said meeting.

A copy each of the Scheme, the Statement under Section 393 of the Companies Act, 1956, the Attendance Slip and a Form of Proxy is enclosed.

Sanjeev Aga
Chairman appointed for the meeting

Dated this 15th day of October, 2005.

Registered Office:
Junagadh-Veraval Road, Veraval 362 266,
Gujarat.
India.

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered Equity Shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the Equity Shareholders' meeting. The representative of a body corporate which is a registered Equity Shareholder of the Applicant Company may attend and vote at the Equity Shareholders meeting provided a certified true copy of the resolution of the Board of Directors or other governing body of the body corporate is deposited at the registered office of the Applicant Company not later than 48 hours before the meeting authorising such a representative to attend and vote at the Equity Shareholders' meeting.

Enclosed: As above.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 332 OF 2005

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat;

And

In the matter of the Scheme of Amalgamation between Birla Global Finance Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors;

Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat. } .....Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.

1. Pursuant to the Order dated 7th October, 2005 passed by the High Court of Gujarat at Ahmedabad, in the Company Application referred to above, a meeting of the Equity Shareholders of the Applicant Company is being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation between the Applicant Company, and Birla Global Finance Limited, a company incorporated under the Companies Act, 1956 (hereinafter referred to as the "**Amalgamating Company**") and their respective shareholders and creditors (the "**Scheme**"). A copy of the Scheme is attached to this Explanatory Statement.

2. The Applicant Company was incorporated as The Indian Rayon Corporation Limited, on the 26th day of September, 1956 in the State of Maharashtra under the provisions of the Companies Act, 1956 (hereinafter referred to as the "**Act**"). The place of the registered office of the Applicant Company was changed from the State of Maharashtra to the State of Gujarat on the 29th day of September, 1961. The name of the Applicant Company was subsequently changed to Indian Rayon And Industries Limited on the 23rd day of January 1987. The registered office of the Applicant Company is situated at Junagadh-Veraval Road, Veraval 362 266, Gujarat

3. The Applicant Company is a diversified conglomerate engaged in various businesses by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies, which, inter alia, includes manufacture and distribution of viscose filament yarn, carbon black, garments, textiles, insulators, information technology and information technology enabled services, business process outsourcing, telecommunications and life insurance business. The objects for which the Applicant Company has been established are set out in its Memorandum of Association, and inter alia include the manufacture and distribution of viscose filament yarn and other chemicals, carbon black, garments, textiles, and distribution of insulators.

4. The share capital structure of the Applicant Company as on September 30, 2005 is as under:

	Rs. in crores
Authorised	
8,50,00,000 Equity Shares of Rs. 10/- each	85.00
15,00,000 Redeemable Preference Shares of Rs. 100/- each	15.00
	100.00
Issued, Subscribed and Paid-up	
5,98,89,252 Equity Shares of Rs. 10/- each fully paid-up*	59.89
	59.89

* 1. Includes 32,09,406 equity shares represented by GDRs .

2. Issue of 15,171 equity shares (and the bonus shares thereon) is held in abeyance pursuant to provisions of Section 206A of the Act.

5. The Amalgamating Company was incorporated as Birla Growth Fund Limited on the 26th day of June, 1986 in the State of Maharashtra under the provisions of the Act. The name of the Amalgamating Company was changed to Birla Global Finance Limited on the 13th day of December, 1994. The Amalgamating Company has its registered office at Apeejay, 2nd Floor, Shahid Bhagat Singh Road, Fort, Mumbai – 400001.

6. The Amalgamating Company is a non-banking financial company (not accepting public deposits) registered with the Reserve Bank of India which is engaged in various businesses by itself and through its subsidiaries, associates and joint ventures which inter alia includes retail asset financing, capital market, corporate finance, investment, financial intermediary, asset management, distribution of loan and investment products, insurance advisory and other allied and incidental activities thereto. The objects for which the Amalgamating Company has been established are set out in its Memorandum of Association and inter alia include carrying on the business of retail asset financing, capital market, corporate finance, investment, distribution of loan and investment products, and other allied and incidental activities thereto.

7. The share capital structure of the Amalgamating Company as on September 30, 2005 is as under:

	Rs. in crores
Authorised	
5,00,00,000 Equity Shares of Rs. 10/- each	50.00
75,00,000 Redeemable Cumulative Preference Shares of Rs. 100 each	75.00
	125.00
Issued, Subscribed and Paid-up	
2,57,50,439 Equity Shares of Rs. 10/- each fully paid-up	25.75
One 6% Redeemable Cumulative Preference Share of Rs. 100/- fully paid up	—
	25.75

8. The Applicant Company and the Amalgamating Company are promoted by certain entities of the Aditya Birla Group (the "**Group**"). As on September 30, 2005, the promoters inter alia, hold 28.63 per cent and 74.85 per cent of the total issued and paid up share capital of the Applicant Company and Amalgamating Company respectively.

9. The Applicant Company and the Amalgamated Company form part of the Group and the amalgamation of the Amalgamating Company into the Applicant Company will further the overall objective of the Group to consolidate the financial services businesses within the Applicant Company and create an integrated financial services entity. The Applicant Company, through its subsidiary has entered the insurance sector, but there is untapped potential for the Applicant Company in the financial services sector, such as mutual funds, distribution and emerging new areas like pension funds, which can be capitalized by strengthening the product and distribution capabilities of the Applicant Company. The Amalgamating Company has strengths in mutual funds, distribution of financial products, capital market products and advisory services in non-life insurance, and accordingly, its amalgamation into the Applicant Company will help the Applicant Company capitalize on the opportunities in the financial services sector and would result in the Applicant Company being an integrated financial services company with common partnership, extensive distribution channels, complementary product portfolio, service capabilities and synergies. Such a consolidated entity will be better positioned to pursue new opportunities arising out of the likely consolidation of the financial services sector in India. The amalgamation will also facilitate the Applicant Company to re-balance its business portfolio in advance of likely strong growth in its new age businesses.

10. The financial services business is a profitable sector and the synergy achieved by the amalgamation would enhance the earnings potential and boost the earnings of the Applicant Company. The shareholders of the Applicant Company would benefit from the earnings per share and return on capital employed accretion on a standalone as well as consolidated basis. Therefore, the restructuring would create long-term value for the shareholders of the Applicant Company.

11. The Scheme is not prejudicial to the interests of the creditors of the Applicant Company.

12. The Scheme was placed before the Board of Directors of the Applicant Company and the Amalgamating Company on September 11, 2005, at which time M/s. Bansi S. Mehta & Co., Chartered Accountants, Mumbai and M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai jointly recommended the share exchange ratio of one equity share of Amalgamated Company of Rs.10/- each fully paid up for every three equity shares of Amalgamating Company of Rs.10/- each fully paid up for the issue of shares to the shareholders of the Amalgamating Company upon the effectiveness of the Scheme. The joint valuers have arrived at the Share Exchange Ratio after using several commonly used and accepted methods for determining fair value, to the extent applicable, as follows:

- Net Assets Method
- Earning Capitalisation Method
- Market Price Method

The fair basis has been determined after taking into consideration all the factors and methodologies described above. The Boards of Directors of the two companies have, based on and relying upon the aforesaid expert advice/ opinions, and on the basis of their independent evaluation and judgment, come to the conclusion that the proposed Share Exchange Ratio is fair and reasonable and have decided to incorporate the same in the Scheme which was approved by them at their respective meetings on September 11, 2005.

13. It is therefore proposed to amalgamate the Amalgamating Company into the Applicant Company by transfer and vesting of the undertaking and entire business (the "**Undertaking**") of the Amalgamating Company as a going concern to the Applicant Company by way of a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956.

14. The salient features of the Scheme are:-

(i) The Scheme envisages the amalgamation of the Amalgamating Company with the Amalgamated Company pursuant to Sections 391 to 394 and other relevant provisions of the Act on a going concern basis in the manner provided for in the Scheme, and the consequent issue of equity shares by the Amalgamated Company to the shareholders of the Amalgamating Company in the Share Exchange Ratio.

(ii) The Scheme provides that the "Appointed Date" shall be September 1, 2005.

(iii) The "Effective Date" for the Scheme means the last of the dates on which all the orders, approvals, consents, conditions, matters or filings referred to in Clause 30 of the Scheme have been obtained or fulfilled.

(iv) The "Undertaking" (as defined in the Scheme) means the undertaking and entire business of the Amalgamating Company and shall include (without limitation):

(a) all assets wherever situate, whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal of whatsoever nature, wheresoever situated including buildings, offices, marketing offices, liaison offices, furniture, fixtures, office equipment, appliances, accessories, inventories together with all present and future liabilities (including contingent liabilities) and all cash and bank balances appertaining or relatable to the Amalgamating Company;

(b) all permits, rights, entitlements, registrations for carrying on non-banking financial activities and other licences, approvals, permissions, consents from various authorities including municipal (whether granted or pending), trade marks, patents, copyrights, all other intellectual property, goodwill, receivables, benefit of any deposits, assets, properties or other interests, financial assets including investments of all kinds, funds belonging to or utilized for the Amalgamating Company, bank accounts, privileges, all other rights and benefits including any tax direct or indirect including advance tax paid or any tax deducted in respect of any income received, exemptions, tenancies in relation to office and/or residential properties for the employees, memberships, lease rights, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements, letters of intent, memoranda of understanding, expressions of interest whether under agreement or otherwise and all other interests in connection with or relating to the Amalgamating Company;

(c) all necessary records, files, papers, computer programmes, websites, domain names, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers, customer credit information, customer pricing information, and other records, whether in physical form or electronic form in connection with or relating to the Amalgamating Company;

(d) all credits, advances, loans, fixed deposits, provisions, commitments appertaining or relatable to the Amalgamating Company

(v) "Share Exchange Ratio" (as defined in the Scheme) means, the ratio in which the Amalgamated Company will issue and allot shares to each member of the Amalgamating Company whose names are recorded in the register of members and records of the depositary as members of the Amalgamating Company on the Record Date (as defined therein) in consideration for the amalgamation, being 1 equity share in the Amalgamated Company of Rs. 10/- credited as fully paidup for every 3 equity shares of Rs.10/ each fully paid up held by such member in the Amalgamating Company.

(vi) The Scheme provides that on the Record Date, the 1 (one) 6% cumulative redeemable preference share of Rs. 100, fully paid-up (the "**Preference Share**") which has been issued by the Amalgamating Company, if outstanding, shall be deemed to be the preference share of the Amalgamated Company on the same terms and conditions as if the same were originally issued by the Amalgamated Company.

(vii) The Scheme also provides for :

(a) the manner of vesting and transfer of the assets of the Amalgamating Company in the Amalgamated Company;

(b) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Amalgamating Company;

(c) the transfer of all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Amalgamating Company;

(d) the transfer of all debts, liabilities, duties, and obligations of the Amalgamating Company;

(e) the transfer of all legal, taxation or other proceedings, (including before any statutory or quasi-judicial authority or tribunal) by or against the Amalgamating Company;

(f) the manner in which the business is to be carried on in trust by the Amalgamating Company for the benefit of the Amalgamated Company from the Appointed Date till the Effective Date;

(g) the transfer of employees engaged in the Amalgamating Company to the Amalgamated Company on terms and conditions not less favourable than those on which they are engaged in the Amalgamating Company;

(h) the issuance of shares by the Amalgamated Company to the shareholders of the Amalgamating Company in the Share Exchange Ratio and matters related thereto; and

(i) the accounting treatment for the amalgamation in the books of the Amalgamated Company.

(viii) The Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the members of the Amalgamating Company and the Amalgamated Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(c) The certified copies of the court orders referred to in the Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

The Members are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof. The aforesaid are only the salient features therof.

15. As the Undertaking comprising the entire business of the Amalgamating Company shall stand transferred to and vest in the Amalgamated Company as a going concern, the Scheme envisages a change in the Objects Clause of the Amalgamated Company in accordance with Clause 26 thereof, and consequently the commencement of the new business as set out in Clause 26 of the Scheme without the need to pass separate resolutions under Sections 17 and 149(2A) of the Act.

16. The financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of the Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise. After the announcement of the proposed amalgamation, the Applicant Company has completed the formalities to acquire 371.8 million equity shares of Idea Cellular Ltd. at a price of US$ 150 million (approximately Rs.17.50 per share) from AT&T Cellular Pvt. Ltd., Mauritius, a subsidiary of New Cingular Wireless Inc, as per the announcement made by it in July, 2005, raising the equity holding of the Applicant Company in Idea Cellular Ltd. from 4.28% to 20.74%.

17. The Applicant Company has also filed an application with the High Court of Gujarat at Ahmedabad in relation to another scheme of amalgamation between the Applicant Company and Indo Gulf Fertilisers Limited ("**IGFL**"). The same is subject to the approval of the shareholders of the Applicant Company and IGFL and subject to the sanction of the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Allahabad, Lucknow Bench.

18. The rights and interests of the members and the creditors of the Applicant Company and the Amalgamating Company will not be prejudicially affected by the Scheme.

19. The Applicant Company has received no objection letters from the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd. for filing the Scheme with the High Court of Gujarat at Ahmedabad.

20. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 and 250A of the Act.

21. On the Scheme being approved as per the requirements of Sections 391 of the Act, the Applicant Company and the Amalgamating Company will seek the sanction of the High Court of Gujarat at Ahmedabad and the High Court of Judicature at Bombay respectively to the Scheme.

22. The directors of each of the Applicant Company and the Amalgamating Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Amalgamating Company as a result of the Scheme.

23. The details of the present Directors of the Applicant Company, and their shareholding in Amalgamating Company and Applicant Company either singly or jointly as on September 30, 2005 are as follows:

Name of Director	Age (years)	Position	Equity Shares held in	
			Amalgamating Company	Applicant Company
Mr. Kumar Mangalam Birla	38	Chairman	12,250	—
Mrs. Rajashree Birla	60	Director	17,567	1,03,285
Mr. H.J. Vaidya	78	Director	—	5,384
Mr. B.L. Shah	84	Director	—	—
Mr. P. Murari	71	Director	—	—
Mr. B.R. Gupta	65	Director	—	—
Ms. Tarjani Vakil	68	Director	—	90
Mr. Vikram Rao	55	Director	—	—
Mr. S.C. Bhargava	60	Director	—	200
Mr. G.P. Gupta	64	Director	—	—
Mr. Sanjeev Aga	53	Managing Director	—	—
Mr. S.K. Mitra	57	Director	—	—
Mr. Rakesh Jain	44	Director	—	—
Mr. K.K. Maheshwari	50	Whole Time Director	—	—
Mr. Adesh Kumar Gupta	49	Whole Time Director	13,430	4,794

24. The details of the present Directors of the Amalgamating Company, and their shareholding in Amalgamating Company and Applicant Company either singly or jointly as on September 30, 2005 are as follows:

Name of Director	Age (years)	Position	Equity Shares held in	
			Amalgamating Company	Applicant Company
Mr. B.N. Puranmalka	70	Vice Chairman	—	—
Mr. E.B. Desai	74	Director	21,606	4,200
Mr. Arvind C. Dalal	84	Director	—	—
Mr. G. M. Dave	67	Director	2,964	—
Mr. Kamlesh Vikamsey	45	Director	1,093	—
Mr. S.K. Mitra	57	Managing Director	—	—

25. (a) The capital structure (Expected) of the Applicant Company after the implementation of the Scheme is as follows

	Post Amalgamation of Amalgamating Company with Applicant Company	Post Amalgamation of IGFL with Applicant Company*	Post Amalgamation of Amalgamating Company and IGFL with Applicant Company*
<u>Authorised</u>			
Number of Equity Shares of Rs. 10/- each	8,50,00,000	8,50,00,000	8,50,00,000
Number of Redeemable Preference Shares of Rs. 100/- each	15,00,000	15,00,000	15,00,000
Total Amount in (Rs. Crores)	100.00	100.00	100.00
<u>Issued, Subscribed and Paid-up</u>			
Number of Equity Shares of Rs. 10/- each fully paid-up	68472731	74920187	83503666
Total Amount (in Rs. Crores)	68.47	74.92	83.50

(b) The shareholding pattern of the Applicant Company and the Amalgamating Company as on September 30, 2005 as well as the shareholding pattern (Expected) of the Applicant Company after the implementation of the Scheme is as follows:

Category	**Amalgamating Company**		**Applicant Company**					
			Pre Amalgamation		Post Amalgamation			
					Amalgamating Company with Applicant Company		Amalgamating Company and IGFL with Applicant Company *	
	No. of shares held	% of share holding	No of shares held	% of share holding	No of shares held	% of share holding	No of Shares held	% of share holding
Promotors including Persons Acting in concert	19274896	74.85	17150514	28.63	23575479	34.43	31951484	38.26
Mutual Funds and UTI	137716	0.53	5550536	9.27	5596441	8.17	7084529	8.48
Banks, Financial Institutions and Insurance Companies	1101	0.00	9444928	15.76	9445295	13.79	10938653	13.10
FIIs	818838	3.18	8879102	14.82	9152048	13.37	9712931	11.63
Private Corporate Bodies	1804790	7.01	1831671	3.06	2433268	3.55	2984466	3.57
Indian Public	3516848	13.66	12935175	21.62	14107457	20.60	15971341	19.14
NRIs/ OCBs	97119	0.38	887920	1.48	920293	1.34	1376108	1.65
Any other (Including GDRs)	99131	0.38	3209406	5.36	3242450	4.74	3484154	4.17
Total	25750439	100	59889252	100.0	68472731	100.00	83503666	100

*Refer Para No. 17

26. The following documents will be open for inspection by the Equity Shareholders of Applicant Company upto one day prior to the date of the Meeting at its registered office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturday:

(a) Certified copy of the Order of the Hon'ble High Court of Gujarat at Ahmedabad dated October 7, 2005 in the above Company Application directing the convening of the Equity Shareholders' meeting;

(b) Memorandum and Articles of Association of the Applicant Company and the Amalgamating Company;

(c) Annual Report of the Applicant Company and the Amalgamating Company for the financial year ended 31st March, 2005;

(d) A copy of the joint valuation report dated September 11, 2005 issued by M/s. Bansi S. Mehta & Co., Chartered Accountants, Mumbai and M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai

(e) Scheme of Amalgamation.

Sanjeev Aga
Chairman appointed for the meeting

Dated this 15th day of October, 2005.

Registered Office:
Junagadh-Veraval Road,
Veraval 362 266,
Gujarat;

SCHEME OF AMALGAMATION

BETWEEN

Birla Global Finance Limited	...	Amalgamating Company
	And	
Indian Rayon And Industries Limited	...	Amalgamated Company

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS.

PART I - GENERAL

1. The Amalgamating Company is a non-banking financial company (not accepting public deposits) registered with the Reserve Bank of India which is engaged in various businesses by itself and through its subsidiaries, associates and joint ventures which inter alia includes retail asset financing, capital market, corporate finance, investment, financial intermediary, asset management, distribution of loan and investment products, insurance advisory and other allied and incidental activities thereto.

2. The Amalgamated Company is a diversified conglomerate engaged in various businesses by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies, which, inter alia, includes. manufacture and distribution of viscose filament yarn, carbon black, garments, textiles, insulators, information technology and information technology enabled services, business process outsourcing, telecommunications and life insurance business.

3. This Scheme of Amalgamation provides for the amalgamation between Birla Global Finance Limited and Indian Rayon And Industries Limited pursuant to Sections 391 to 394 and other relevant provisions of the Act.

4. **Definitions:**

   In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meanings:

   "Act" means the Companies Act, 1956 or any statutory modification or re-enactment thereof.

   "Amalgamated Company" means Indian Rayon And Industries Limited, a company incorporated under the Act on September 26, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362266, Gujarat.

   "Amalgamating Company" means Birla Global Finance Limited, a company incorporated under the Act on June 26, 1986 and having its registered office at Apeejay, 2nd Floor, Shahid Bhagat Singh Road, Fort, Mumbai - 400001.

   "Appointed Date" means September 1, 2005.

   "Effective Date" means the date on which all the conditions and matters in relation to the Scheme referred to in Clause 30 of this Scheme have been fulfilled. References in this Scheme to the date of **"coming into effect of this Scheme"** or **"effectiveness of this Scheme"** shall mean the Effective Date;

   "Preference Share" shall have the meaning ascribed to it in Clause 15 hereof.

   "Record Date" shall have the meaning ascribed to it in Clause 14 hereof.

   "Scheme" means this Scheme of Amalgamation including any modifications or amendments hereto.

   "Share Exchange Ratio" shall have the meaning ascribed to it in Clause 14 hereof.

"Undertaking" shall mean the undertaking and entire business of the Amalgamating Company and shall include (without limitation):

(a) all assets wherever situate, whether movable or immovable, tangible or intangible, real or personal, in possession or reversion, corporeal or incorporeal of whatsoever nature, wheresoever situated including buildings, offices, marketing offices, liaison offices, furniture, fixtures, office equipment, appliances, accessories, inventories together with all present and future liabilities (including contingent liabilities) and all cash and bank balances appertaining or relatable to the Amalgamating Company;

(b) all permits, rights, entitlements, registrations for carrying on non-banking financial activities and other licences, approvals, permissions, consents from various authorities including municipal (whether granted or pending), trade marks, patents, copyrights, all other intellectual property, goodwill, receivables, benefit of any deposits, assets, properties or other interests, financial assets including investments of all kinds, funds belonging to or utilized for the Amalgamating Company, bank accounts, privileges, all other rights and benefits including any tax direct or indirect including advance tax paid or any tax deducted in respect of any income received, exemptions, tenancies in relation to office and/or residential properties for the employees, memberships, lease rights, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, telexes, facsimile connections and installations, utilities, electricity and other services, provisions, funds, benefits of all agreements, contracts and arrangements, letters of intent, memoranda of understanding, expressions of interest whether under agreement or otherwise and all other interests in connection with or relating to the Amalgamating Company;

(c) all necessary records, files, papers, computer programmes, websites, domain names, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers, customer credit information, customer pricing information, and other records, whether in physical form or electronic form in connection with or relating to the Amalgamating Company;

(d) all credits, advances, loans, fixed deposits, provisions, commitments appertaining or relatable to the Amalgamating Company

All terms and words used but not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

PART II : SHARE CAPITAL

5. (a) The share capital structure of the Amalgamating Company as on August 31, 2005 was as follows:

	Rs. In Crores
Authorised	
50,000,000 Equity Shares of Rs. 10/- each	50.00
7,500,000 Redeemable Cumulative Preference Shares of Rs. 100/- each	75.00
	125.00
Issued, Subscribed and Paid-up	
25,750,439 Equity Shares of Rs. 10/- each fully paid-up	25.75
1 6% Redeemable Cumulative Preference Share of Rs. 100/- fully paid up	—
	25.75

(b) The share capital structure of the Amalgamated Company as on August 31, 2005 was as follows:

	Rs. In Crores
Authorised	
85,000,000 Equity Shares of Rs. 10/- each	85.00
1,500,000 Redeemable Preference Shares of Rs. 100/- each	15.00
	100.00
Issued, Subscribed and Paid-up	
59,889, 252 Equity Shares of Rs. 10/- each fully paid-up*	59.89
	59.89

* 1. Includes 3,221,906 equity shares represented by GDRs.

2. Issue of 15,171 equity shares (and the bonus shares thereon) is held in abeyance pursuant to provisions of Section 206A of the Act

PART III - TRANSFER AND VESTING

6. (a) Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to the provisions of this Scheme, the Undertaking shall, pursuant to Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in and/or be deemed to have been and stand transferred to and vested in the Amalgamated Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, title and interests and authorities of the Amalgamated Company.

(b) Without prejudice to sub-clause (a) above, in respect of such of the assets of the Undertaking as are movable in nature or are otherwise capable of transfer by manual delivery or by paying over or endorsement and/or delivery, the same may be so transferred by the Amalgamating Company, and shall, upon such transfer, become the property, estate, assets, rights, title, interests and authorities of the Amalgamated Company as an integral part of the Undertaking.

(c) In respect of such of the assets of the Undertaking other than those referred to in sub-clause (b) above, the same shall, as more particularly provided in sub-clause (a) above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to be transferred to and vested in the Amalgamated Company on the Appointed Date pursuant to the provisions of Section 394 of the Act. It is hereby clarified that all the investments made by the Amalgamating Company and all the rights, title and interests of the Amalgamating Company in any leasehold properties in relation to the Undertaking shall, pursuant to Section 394 (2) of the Act and the provisions of this Scheme, without any further act or deed, be transferred to and vested in or be deemed to have been transferred to and vested in the Amalgamated Company.

(d) All debts, outstandings and receivables of the Amalgamating Company shall on and from the Appointed Date stand transferred to and vested in the Amalgamated Company without any notice or other intimation to the debtors (although the Amalgamated Company may, if it so deems appropriate, give notice to the debtors that the debts do stand transferred to and vested in the Amalgamated Company), and the debtors shall be obliged to make payments to the Amalgamated Company on and after the Effective Date.

(e) All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Amalgamating Company after the Appointed Date and prior to the Effective Date shall be deemed to have been accrued to and/or acquired for and on behalf of the Amalgamated Company and shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Amalgamated Company to that extent and shall become the estates, assets, rights, title, interests and authorities of the Amalgamated Company.

7. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All secured and unsecured debts (whether in rupees or foreign currency), all liabilities, duties, obligations and undertakings of the Amalgamating Company of any nature whatsoever along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "Liabilities") shall, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed, be and stand transferred to and

vested in or be deemed to have been transferred to and vested in, the Amalgamated Company, so as to become the Liabilities of the Amalgamated Company and further that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or any arrangement by virtue of which such liabilities have arisen in order to give effect to the provisions of this clause.

(b) (i) Loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangements which may give rise to a contingent liability in whatever form), if any, due or which may at any time in the future become due between the Amalgamating Company and the Amalgamated Company shall stand discharged and there shall be no liability in that behalf on either party.

(ii) All debentures, bonds, notes or other debt securities of the Amalgamating Company, whether convertible into equity or otherwise, (the "Securities"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Amalgamated Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by or against the Amalgamated Company as if it were the Amalgamating Company in respect of the Securities so transferred.

(c) It is clarified that, unless otherwise determined by the Board of Directors of the Amalgamated Company, in so far as the assets comprising the Undertaking are concerned:

(i) the security or charge relating to loans, debentures or borrowings of the Amalgamating Company shall without any further act or deed continue to relate to the said assets after the Effective Date and shall not relate to or be available as security in relation to the borrowings of the Amalgamated Company; and

(ii) the assets of the Amalgamated Company shall not relate to or be available as security in relation to the said borrowings of the Amalgamating Company.

(d) (i) Where any of the liabilities and obligations of the Amalgamating Company as on the Appointed Date transferred to the Amalgamated Company have been discharged by the Amalgamating Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Amalgamated Company.

(ii) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Amalgamating Company in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date subject to the provisions of this Scheme shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Amalgamated Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to and vested in the Amalgamated Company and shall become the debt, duties, undertakings, liabilities and obligations of the Amalgamated Company which shall meet, discharge and satisfy the same.

8. (a) With effect from the Appointed Date up to and including the Effective Date:

(i) The Amalgamating Company shall carry on and shall be deemed to have carried on all its business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, for the benefit of and in trust for, the Amalgamated Company;

(ii) All the profits or income accruing or arising to the Amalgamating Company, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Amalgamating Company shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or expenditure or losses or taxes of the Amalgamated Company, as the case may be;

(iii) No assets of the Amalgamating Company shall be alienated, charged, mortgaged or encumbered and the Amalgamating Company shall carry on the business and activities not expressly prohibited herein with reasonable diligence and business prudence and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or any third party, except in each case in the following circumstances:

(A) if the same is in the ordinary course of business;

(B) if the same is expressly permitted by this Scheme; or

(C) if prior written consent of the Amalgamated Company has been obtained.

(b) All taxes (including income tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Amalgamating Company in respect of the operations and/or the profits of the business before the Appointed Date, shall be on account of the Amalgamating Company and, insofar as it relates to the tax payment (including, without limitation, sales tax, excise duty, custom duty, income tax, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Amalgamating Company in respect of the profits or activities or operation of the business after the Appointed Date, the same shall be deemed to be the corresponding item paid by the Amalgamated Company, and, shall, in all proceedings, be dealt with accordingly.

9. (a) Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Amalgamating Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Amalgamated Company as effectually as if the same had been pending and/or arising by or against the Amalgamated Company.

(b) The Amalgamated Company undertakes to have all legal or other proceedings initiated by or against the Amalgamating Company referred to in sub-clause (a) above transferred to its name and to have the same continued, prosecuted and enforced by or against the Amalgamated Company.

10. (a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements, assurances and other instruments of whatsoever nature to which the Amalgamating Company is a party or to the benefit of which the Amalgamating Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Amalgamated Company as the case may be and may be enforced as fully and effectually as if, instead of the Amalgamating Company, the Amalgamated Company had been a party or beneficiary or obligee thereto. The Amalgamated Company shall, wherever necessary, enter into and/or issue and/or execute deeds, writings or confirmations at any time, enter into any tripartite arrangements, confirmations or novations prior to the Effective Date to which the Amalgamating Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause 10.

(b) The Amalgamated Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Amalgamating Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Amalgamated Company shall, under the provisions of Part III of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Amalgamating Company and to carry out or perform all such formalities or compliances referred to above on the part of the Amalgamating Company to be carried out or performed.

11. (a) The Amalgamated Company undertakes to engage, on and from the Effective Date, all employees of the Amalgamating Company who are in the employment of the Amalgamating Company as on the Effective Date, on terms and conditions not less favourable than those on which they are engaged by the Amalgamating Company, without any interruption of service as a result of the transfer. The Amalgamated Company undertakes to continue to abide by any agreement/settlement entered into by the Amalgamating Company with any employee of the Amalgamating Company. The Amalgamated Company agrees that for the purpose of payment of any compensation, gratuity and other terminal benefits, the past services of such employees with the Amalgamating Company shall also be taken into account, and agrees and undertakes to pay the same as and when payable.

(b) In so far as the existing provident fund, gratuity fund and superannuation fund and/or schemes and trusts, including employees welfare trust, created by the Amalgamating Company for its employees are concerned, such funds/schemes/trusts shall, subject to the necessary approvals and permissions, be transferred to or merged with the relevant funds/schemes/trusts as determined by the Amalgamated Company, pending which such funds/schemes/trusts shall be maintained separately.

PART IV - ISSUANCE OF SHARES

12. The provisions of Part IV shall operate notwithstanding anything to the contrary in any other instrument, deed or writing.

13. In consideration of the provisions of this Part IV of the Scheme and as an integral part of this Scheme, the issued, subscribed and paid-up share capital of the Amalgamated Company shall be increased in the manner set out in Clauses 14 to 21 below.

14. Upon the coming into effect of the Scheme, in consideration of the transfer of and vesting of the Undertaking and the Liabilities of the Amalgamating Company to the Amalgamated Company in terms of Part III of this Scheme, the Amalgamated Company shall without any further application, act or deed, issue and allot to the equity shareholders of the Amalgamating Company whose names are recorded in the Register of Members and the records of the depositary as members of the Amalgamating Company, on a date (the **"Record Date"**) to be fixed in that behalf by the Board of Directors or a committee thereof of the Amalgamated Company in the ratio of 1 (one) equity share in the Amalgamated Company of Rs. 10/- credited as fully **paid-up** for every 3 (three) equity shares of Rs.10/- each held by such member in the Amalgamating Company (the **"Share Exchange Ratio"**).

15. (a) On the Record Date, the 1 cumulative redeemable preference share of Rs. 100, fully paid-up (the **"Preference Share"**) which has been issued by the Amalgamating Company, if outstanding, shall, simultaneously and without any further or other consideration, be deemed to be the preference share of the Amalgamated Company on the same terms and conditions as if the same were originally issued by the Amalgamated Company. Such Preference Share shall be redeemed by the Amalgamated Company in accordance with the terms thereof.

(b) It is clarified that the lock-in in relation to the equity shares of the Amalgamating Company held by its promoters, if any, shall mutatis mutandis apply for the remaining period of such lock-in to the equity shares of the Amalgamated Company issued pursuant to Clause 14 hereof in lieu of such equity shares of the Amalgamating Company.

16. The shares or the share certificates of the Amalgamating Company in relation to the shares held by its members shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the Record Date. In so far as the issue of shares pursuant to Clause 14 above is concerned, the same shall be issued in dematerialised form. However, each of the members holding shares in physical form shall have the option, exercisable by notice in writing by them to the Amalgamated Company on or before such date as may be determined by the Board of Directors of the Amalgamated Company or a committee of such Board of Directors, to receive, either in certificate form or in dematerialised form, the shares of the Amalgamated Company in lieu thereof in accordance with the terms hereof. In the event that such notice has not been received by the Amalgamated Company in respect of any of the members, the shares of the Amalgamated Company shall be issued to such members in physical form. Those of the Members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Amalgamated Company shall issue and directly credit the demat/dematerialised securities account of such member with the shares of the Amalgamated Company.

It is clarified that each of the members holding shares in the Amalgamating Company in dematerialised form shall be issued the shares of the Amalgamated Company in dematerialised form as per the records maintained by the depositories on the Record Date.

17. In case any member's holding in the Amalgamating Company is such that the member becomes entitled to a fraction of an equity share of the Amalgamated Company, the Amalgamated Company shall not issue fractional share certificates to such member but shall consolidate such fractions and issue consolidated equity shares to a trustee nominated by the Amalgamated Company in that behalf, who shall sell such shares and distribute the net sale proceeds (after deduction of the applicable taxes and expenses incurred) to the shareholders respectively entitled to the same in proportion to their fractional entitlements.

18. The equity shares of the Amalgamated Company to be issued and allotted in terms of Clause 14 above shall rank pari passu in all respects with the existing equity shares of the Amalgamated Company.

19. In so far as the forfeited shares of the Amalgamating Company are concerned, no shares shall be issued by the Amalgamated Company in lieu thereof.

20. Equity shares of the Amalgamated Company issued in terms of Clause 14 above, shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant Stock Exchange/s in India, where the existing equity shares of the Amalgamated Company are listed and/or admitted to trading.

21. Unless otherwise determined by the Board of Directors or any committee thereof of the Amalgamating Company and the Board of Directors of the Amalgamated Company, allotment of shares in terms of Clause 14 of this Part shall be done within 90 days from the Effective Date.

PART V - GENERAL TERMS AND CONDITIONS

22. (a) Until the coming into effect of this Scheme, the Amalgamating Company and the Amalgamated Company shall, with the prior consent of the Board of Directors of the other company, be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period after the Appointed Date and prior to the Effective Date.

(b) Until the coming into effect of this Scheme, the holders of the shares of the Amalgamating Company and the Amalgamated Company shall continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Amalgamating Company and/or the Amalgamated Company to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective Boards of Directors of the Amalgamating Company and the Amalgamated Company respectively, and subject to the approval of the shareholders of the Amalgamating Company and the Amalgamated Company respectively.

23. The reserves of the Amalgamating Company shall be accounted for and dealt with in the books of the Amalgamated Company in the following manner:

(a) Save as hereinafter provided, the reserves of Amalgamating Company shall be accounted for, while incorporating the assets and liabilities of Amalgamating Company in the accounts of Amalgamated Company, in accordance with Accounting Standard 14 ("Accounting for Amalgamations") issued by the Institute of Chartered Accountants of India. It is clarified that in respect of the result that may emerge from giving effect to paragraph 34 of Accounting Standard 14 issued by the Institute of Chartered Accountants of India (requiring convergence in the methods of accounting of the Amalgamating Company as well as the Amalgamated Company) in so far as such result relates to the Amalgamating Company, the same shall be adjusted while arriving at the balance in the General Reserve Account of the Amalgamating Company as on the Appointed Date.

It is further clarified that as the Amalgamated Company is not a non banking financial company, the Special Reserve Account set up by the Amalgamating Company pursuant to section 45-IC of the Reserve Bank of India Act, 1934 shall also be transferred to the credit balance in the General Reserve Account of the Amalgamated Company.

(b) The costs, charges, levies, fees, duties and expenses referred to in Clause 33 of the Scheme shall be first set off against the General Reserve of the Amalgamating Company just prior to the Appointed Date and the balance in the General Reserve Account of the Amalgamating Company after such deduction shall be the subject-matter of such accounting treatment.

(c) If, while incorporating the assets, liabilities and reserves of Amalgamating Company, there remains any debit or credit balance after considering the paid-up value of the equity shares to be issued and allotted by the Amalgamated Company pursuant to the Scheme, the same shall be added to or adjusted against the credit balance in the General Reserve Account of the Amalgamated Company.

24. Upon the coming into effect of this Scheme, the resolutions, if any, of the Amalgamating Company, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Amalgamated Company and if any such resolutions have upper monetary or other limits being imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added and shall constitute the aggregate of the said limits in the Amalgamated Company.

25. Unless the same has already been completed prior to the Effective Date, upon the coming into effect of this Scheme, the name of the Amalgamated Company shall be changed to "ADITYA BIRLA NUVO LIMITED" and Clause I of the Memorandum of Association shall stand accordingly modified, changed and amended with effect from the Effective Date.

26. Upon the coming in to effect of this Scheme, the following objects shall be added to Clause III of the Memorandum of Association of the Amalgamated Company (relating to the main objects for which the company has established) pursuant to Section 17 of the Act:

(30G) To carry on business as an Investment Company and to underwrite and sub-underwrite, to invest in with or without interest or security

and acquire by gift or otherwise and hold, sell, buy or otherwise deal in shares, debentures, debenture stocks, bonds, units, obligations and securities issued or guaranteed by Indian or Foreign Governments, States, Dominions, Sovereigns, Municipalities or Public Authorities or bodies and shares, stocks, debentures, debenture stock, bonds, obligations and securities issued and guaranteed by any company, corporation, firm or person whether incorporated or established in India or elsewhere and to manage shares, stocks, securities, finance subject to necessary Government approval and to deal with and turn to account the same, however the Company shall not carry on any Chit fund activities or business of banking or insurance within the Banking Regulation Act, 1949 or the Insurance Act.

(30H) To finance the Industrial Enterprises and to provide venture capital, seed capital, loan capital and to participate in equity / preference share capital or to give guarantees on behalf of the company in the matter and to promote companies engaged in industrial and Trading Business and to act as Financial consultants, brokers, underwrites, promoters dealers, agents and to carry on the business of share broking and general brokers for shares, debentures, debenture-stocks bonds, Units, obligations, securities, commodities, bullion currencies and to manage the funds of any person or company by investment in various avenues like Growth Fund, income Fund, Risk Fund, Tax Exempt Fund, Pension/Superannuation Funds and to pass on the benefits of portfolio investments to the investors as dividends, bonus, interest, etc and to provide a complete range of personal financial services like investment planning, estate planning, tax planning, portfolio management, consultancy/ counseling service in various fields, general administrative, commercial financial, legal ,economic, labour, industrial public relations, scientific technical direct and indirect taxation and other levies, statistical, accountant, quality control, data processing by acquiring/purchasing sophisticated office machineries such as computers, tabulators, addressing machines etc.

(30I) To promote industrial finance by way of advances, deposits or lend money, securities and properties to or with any company, body, corporate, firm, person or association whether falling under the same management or otherwise, with or without security and on such terms as may be determined from time to time; and to carry on and undertake the business of finance, investment and trading, hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment that the Company may think fit and to assist in financing of all and every kind of description of hire-purchase or deferred payment or similar transactions and to subsidise, finance or assist in subsidizing or financing the sale and maintenance of any articles, goods and commodities of all and every kind of description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipment, ships, aircraft, automobiles, computers, and all consumer, commercial and industrial items and to lease or otherwise deal with any of them in any manner whatsoever including resale thereof regardless of whether the property purchased and leased be new and/or used.

27. The Amalgamating Company shall with all reasonable dispatch make necessary applications before the High Court of Judicature at Bombay for the sanction of this Scheme under Sections 391 and 394 of the Act and shall also make application for dissolution of the Amalgamating Company without winding up under the provisions of law, and obtain all approvals as may be required under law and pursuant thereto. Upon the coming into effect of the Scheme, the Amalgamating Company shall stand dissolved, without winding up.

28. The Amalgamated Company shall make necessary applications before the High Court of Gujarat for the sanction of this Scheme under Sections 391 and 394 of the Act and obtain all approvals as may be required under law.

29. (a) The Amalgamated Company and the Amalgamating Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Boards of Directors or a committee thereof or any Director or other officer authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "**Delegates**") of the Amalgamating Company and the Amalgamated Company deem fit, or which the High Court of Judicature at Bombay and/ or the High Court of Gujarat and any other authorities under law may deem fit to approve of or impose and which the Amalgamating Company and the Amalgamated Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect.

In the event that any of the conditions may be imposed by the Courts or other authorities, which the Amalgamating Company or the Amalgamated Company may find unacceptable for any reason, then the Amalgamating Company and the Amalgamated Company are at liberty to withdraw the Scheme. The aforesaid powers of the Amalgamating Company and the Amalgamated Company may be exercised by the Delegates of the respective Companies.

(b) For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Amalgamating Company and Amalgamated Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

(c) In the event of there being any pending share transfers with respect of the application lodged for transfer by any shareholder of the Amalgamating Company, the Board of Directors or any committee thereof of the Amalgamating Company if in existence, or failing which the Board of Directors or any committee thereof of the Amalgamated Company shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in the Amalgamated Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the amalgamating or the amalgamated of the share(s) in the Amalgamated Company and in relation to the new shares after the Scheme becomes effective.

30. This Scheme is conditional upon and subject to:

(a) The Scheme being agreed to by the requisite majority of the members of the Amalgamating Company and the Amalgamated Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(c) The certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra.

31. In the event of this Scheme failing to take effect finally by June 30, 2006 or by such later date as may be agreed by the respective Board of Directors of the Amalgamating Company and the Amalgamated Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

32. If any part or provision of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Amalgamating Company and the Amalgamated Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

33. All costs, charges, levies, fees, duties and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne by the Amalgamated Company and shall be dealt with in its accounts in accordance with the provisions of Clause 23 of the Scheme.

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 332 OF 2005

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat;

And

In the matter of the Scheme of Amalgamation between Birla Global Finance Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors;

Indian Rayon And Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Junagadh-Veraval Road, Veraval 362 266, Gujarat. }

.....Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder/s of the Applicant Company hereby appoint Shri/Smt.______________________ ______________________ of______________________ and failing him/her Shri/Smt. ______________________ of ______________________ as my/our proxy, to act for me/us at the meeting of the Equity Shareholders of the Applicant Company to be held on Wednesday, the 16th day of November, 2005 at 11.00 a.m. (11.00 hours) at the Registered Office of the Applicant Company at Junagadh-Veraval Road, Veraval 362 266, Gujarat, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Amalgamation between Birla Global Finance Limited and Indian Rayon And Industries Limited and their respective shareholders and creditors. and at such meeting and at any adjournment or adjournments thereof, to vote, for me / us and in my / our name ______________________ (here, if for, insert '**for**'; if against, insert '**against**', and in the latter case, strike out the words below after 'Scheme of Amalgamation') the said Scheme of Amalgamation, either with or without modification(s), as my / our proxy may approve.

(Strike out what is not necessary)

Dated this _____ day of ___________ 2005

Affix
15 Paise
Revenue
Stamp

Name: ______________________

Address: ______________________

____

____

____
Signature

No. of Shares : ______________________

Folio No. : ______________________

DP ID : ______________________

Client ID : ______________________

NOTES:

1. Please affix Revenue Stamp before putting signature.
2. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the meeting.
3. A proxy need not be a shareholder of the Applicant Company.
4. In case of multiple proxies, the proxy later in time shall be accepted.
5. Alterations, if any, made in the Form of Proxy should be initialled by the Equity shareholders.

This page has been intentionally kept blank

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Junagadh – Veraval Road, Veraval – 362 266, Gujarat

ATTENDANCE SLIP FOR THE COURT CONVENED MEETING PROPOSED MERGER – BIRLA GLOBAL FINANCE LIMTED WITH INDIAN RAYON AND INDUSTRIES LIMITED

PLEASE COMPLETE THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Folio / DP ID / Client ID No. : ____________________

Name : ____________________

Address : ____________________

____

____

I/We hereby record my/our presence at the Court Convened Meeting of the Equity Shareholders of the Company pursuant to the Order dated 7th October, 2005 made by the Hon'ble High Court of Gujarat at Ahmedabad in Company Application No. 332 of 2005 on Wednesday, 16th November, 2005 at 11.00 a.m. at the registered office of the Company, Junagadh-Veraval Road, Veraval 362 266, Gujarat.

____

SIGNATURE OF THE EQUITY SHAREHOLDER / PROXY

NOTES:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after affixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring their copies of the Scheme of Amalgamation with them.

BOOK-POST

UNDER CERTIFICATE OF POSTING

If undelivered, please return to:

INDIAN RAYON

ADITYA BIRLA GROUP

INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office : Junagadh - Veraval Road,
Veraval-362 266, Gujarat.

Infomedia India Limited

INFOMEDIA
INDIA LIMITED

RECEIVED

IIL/MKTG/JR/035A/2005-2006 2006 FEB 22 P 2:11 October 26, 2005

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mr. D. Bhandari
Indian Rayon & Industries Limited
A4, Aditya Birla Centre
Worli, Mumbai 400025

Dear Mr. Bhandari,

Ref: Notice – court convening meeting (Indo Gulf)

We certify that we have posted 91,381 copies of Notice to your Shareholders by Book Post + Under certificate of posting on 21st October, 2005.

The postal despatch slips and UCP Register of addresses duly acknowledged by the post office are enclosed herewith.

Thanking you,

Yours faithfully,
For INFOMEDIA INDIA LIMITED

J. REGO

Encl : a/a

Infomedia India Limited
'A' Wing Ruby House J K Sawant Marg Dadar West Mumbai 400 028 India
Tel 91 22 2423 2323 Fax 91 22 2430 2707
e-mail ho@infomediaindia.com http://www.infomediaindia.com

INFOMEDIA
INDIA LIMITED

IIL/MKTG/JR/035/2005-2006 October 26, 2005

Mr. D. Bhandari
Indian Rayon & Industries Limited
A4, Aditya Birla Centre
Worli, Mumbai 400025

Dear Mr. Bhandari,

Ref: Notice – court convening meeting (Birla Global)

We certify that we have posted 91,381 copies of Notice to your Shareholders by Book Post + Under certificate of posting on 20th October, 2005.

The postal despatch slips and UCP Register of addresses duly acknowledged by the post office are enclosed herewith.

Thanking you,

Yours faithfully,
For INFOMEDIA INDIA LIMITED

J. Rego

J. REGO

Encl : a/a

Infomedia India Limited
'A' Wing Ruby House J K Sawant Marg Dadar West Mumbai 400 028 India
Tel 91 22 2423 2323 Fax 91 22 2430 2707
e-mail ho@infomediaindia.com http://www.infomediaindia.com

INDIAN RAYON
ADITYA BIRLA GROUP

Shri. Ritesh Chaudhry
Share Dept.
Veraval

July 27, 2004

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sir,

Sub : **Proceedings of the 47th Annual General Meeting held on 30th June, 2004**
Ref : **Scrip Code BSE 500 303**

Pursuant to Clause-31 of the Listing Agreement, kindly find enclosed herewith a copy of the proceedings of the 47th Annual General Meeting of the Shareholders of the Company held on Wednesday, 30th June, 2004 at the Registered Office of the Company at Veraval, Gujarat for your reference and record.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 27/7/04

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

c.c:

1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

2. Mr Geoffrey Charles
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

3. Mr. Miguel Perez-Lafaurie
   Vice President - Depository Receipts
   Citibank NA
   388, Greenwich St.
   14th Floor, New York
   NY 10013

4. Mr. Shekar Jain
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013

INDIAN RAYON AND INDUSTRIES LIMITED

PROCEEDINGS of the **FORTY SEVENTH ANNUAL GENERAL MEETING** of the Shareholders of **INDIAN RAYON AND INDUSTRIES LIMITED** held on Wednesday, the 30th June, 2004 at 12:00 Noon at the Registered Office of the Company at Veraval – 362 266 (District Junagadh), Gujarat

<u>PRESENT</u>

Directors	:	Shri B.L. Shah Shri H.J. Vaidya Shri P. Murari Shri B.R. Gupta Ms Tarjani Vakil (Chairperson of Audit Committee)
Shareholders	:	150 Shareholders holding 98,56,826 Equity Shares were present in person at the meeting as per the Attendance Slips received from them.
Proxy Holders & Representatives	:	31 Persons were present at the meeting through proxy and 5 persons were present as representatives at the meeting.
	:	31 valid proxies covering 1,75,14,035 Equity Shares (29.25%) were laid before the meeting.

Shri Devendra Bhandari, Sr. Vice President & Company Secretary welcomed the Directors and all the Shareholders / Proxies / Representatives present at the meeting.

As the Chairman of the Board was not present, Company Secretary requested members to elect one of the Directors present as the Chairman of the meeting.

Shri M.L.Doshi, a shareholder of the Company, proposed the name of Shri B.L.Shah, a Director of the Company, as the Chairman of the meeting, which was seconded by Shri Ritesh Chaudhry. On a show of hands, Shri B.L.Shah was elected Chairman of the meeting unanimously. Accordingly, Company Secretary requested Shri B.L.Shah to chair the meeting.

1. **As an Ordinary Resolution:**

"RESOLVED THAT the audited Balance Sheet as at 31st March, 2004 and the Profit and Loss Account of the Company for the year ended 31st March, 2004, the Directors' Report and the Auditors' Report as circulated to the Shareholders and now laid before the meeting be and are hereby approved and adopted."

Proposed by: Shri B.L.Shah
Seconded by: Shri K.G.Agarwal
Carried unanimously on a show of hands

2. **As an Ordinary Resolution:**

"RESOLVED THAT payment of dividend on 5,98,81,902 fully paid-up Equity Shares of Rs.10 each @ Rs.4.00 (Rupees Four only) per share as recommended by the Board of Directors of the Company in their meeting held on 29th April, 2004 be and is hereby approved."

Proposed by: Shri J.P.Vaja
Seconded by: Shri K.Radhakrishnan
Carried unanimously on a show of hands

Since the next item of agenda of the meeting was relating to re-appointment of Shri B.L.Shah himself as a Director of the Company, he opted to vacate the Chair and requested the shareholders present to elect some one amongst the Directors to be the Chairman for this particular item of agenda.

Shri S.L.Advani proposed and Shri Deepak Tripathi seconded the name of Ms Tarjani Vakil to be the Chairperson for this particular item of agenda.

Thereafter Ms.Tarjani Vakil thanked the shareholders for electing her to be the Chairperson and occupied the chair. She then put the following resolution as an Ordinary Resolution to vote by the shareholders present at the meeting.

3. **As an Ordinary Resolution**

"RESOLVED THAT Shri B.L.Shah, a Director of the Company, who retires by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

In terms of provisions of Article 68 of Articles of Association of the Company, 5 (five) members personally present were required to form the quorum for a general meeting.

The Chairman enquired from the Company Secretary, whether the required quorum was present.

Shri Devendra Bhandari confirmed that the requisite quorum was present and requested Shri B.L. Shah to commence the proceedings of the meeting.

Thereupon, Shri B.L.Shah occupied the chair and thanked the shareholders for electing him as Chairman of the meeting.

The Chairman then informed the Shareholders about proxies received as per the Proxy Register laid on the table of the meeting.

The Chairman then announced that the Statutory Registers placed at the meeting were open for inspection by the shareholders during the continuance of the meeting.

The Chairman informed that the Notice convening the 47th Annual General Meeting of the Company was circulated to all the Shareholders in time. With the consent of the shareholders present, the Notice of the Annual General Meeting dated 29th April, 2004 was taken as read.

The Chairman thereafter requested Company Secretary to read out the Auditors's Report.

Thereafter, at the direction of the Chairman, Company Secretary read out the Auditors' Report to the Shareholders of the Company for the year ended 31st March, 2004.

The Chairman then made a detailed speech on the working of the Company. The Chairman also briefed the Shareholders on the performance of the Company for the year 2003-04. Thereafter the Chairman invited questions from the shareholders present on the Annual Accounts for the year 2003-04. Since no questions were asked by the shareholders, the Chairman took up the business as mentioned in the agenda.

The Chairman proposed the following resolution.

Proposed by: Shri S.P.Singh
Seconded by: Shri R.C.Sharma
Carried unanimously on a show of hands

On re-election as a Director, Shri B.L. Shah thanked the shareholders and once again occupied the Chair for the meeting and proceeded further.

Thereafter, the following resolutions were put to vote by the Shareholders:-

4. **As an Ordinary Resolution**:

"RESOLVED THAT Shri H.J.Vaidya, a Director of the Company, who retires by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Shri P.K.S.Nair
Seconded by: Shri P.M. Patel
Carried unanimously on a show of hands

5. **As an Ordinary Resolution**:

"RESOLVED THAT Ms.Tarjani Vakil, a Director of the Company, who retires by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Shri Rajesh Kumar
Seconded by: Shri Bharat Fatania
Carried unanimously on a show of hands

The Chairman then requested the Shareholders to appoint the Statutory Auditors and the Branch Auditors of the Company as recommended by the Board of Directors in their meeting held on 29th April, 2004 and as proposed vide Item Nos.6 and 7(i) to 7(v) of the agenda of the Notice dated 29th April, 2004 of the Annual General Meeting.

Thereafter, the following resolutions were proposed and passed unanimously on a show of hands: -

6. **As an Ordinary Resolution**:

"RESOLVED THAT M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S.R.Batliboi & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby reappointed as the Joint Statutory Auditors of the Company under Section 224, and other applicable provisions, if any, of the Companies Act, 1956, to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Audit Committee of the Board of Directors of the Company, plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding service tax, if any)."

Proposed by : Shri K.K.Mishra
Seconded by : Shri J.P.Vaja
Carried unanimously on a show of hands

7 (i) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Clark, Gardner, Wolf & Co., Chartered Accountants, Mumbai, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Hi-Tech Carbon Division, Renukoot, Hi-Tech Carbon Division, Gummidipoondi, Global Exports & Marketing Division, Kolkata and Rajashree Gases Division, Jagdishpur to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid four divisions as may be decided by the Audit Committee of the Board of Directors of the Company plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri K.G.Agarwal
Seconded by : Shri P.K.S.Nair
Carried unanimously on a show of hands

7(ii) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s.K.S.Aiyar & Co.,

Chartered Accountants, Mumbai, the retiring Branch Auditors, be and are hereby reappointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Rayon Division, Veraval to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration to each of them as may be decided by the Audit Committee of the Board of Directors of the Company plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri L.K.Zankar
Seconded by: Shri Ashvin K. Shah
Carried unanimously on a show of hands

7(iii) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.S.R.Batliboi & Co., Chartered Accountants, Kolkata, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Jaya Shree Textiles Division, Rishra and Rajashree Syntex Division, Midnapur to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid two Divisions as may be decided by the Audit Committee of the Board of Directors of the Company plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Shri B.Chandak
Seconded by: Shri A.B.Kotak
Carried unanimously on a show of hands

7(iv) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Khimji Kunverji & Co., Chartered Accountants, Mumbai, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company

to audit the accounts in respect of the Company's Insulator Division (Domestic Marketing), Halol / Rishra to hold office as such from the conclusion of this meeting until the conclusion of next Annual General Meeting of the Company at such remuneration as may be decided by the Audit Committee of the Board of Directors of the Company plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri R.B.Siddhpura
Seconded by: Shri M.S.Raut
Carried unanimously on a show of hands

7(v) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Deloitte, Haskins & Sells, Chartered Accountants, Bangalore, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Madura Garments Division, Bangalore to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Audit Committee of the Board of Directors of the Company plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri Sashi Pabari
Seconded by: Shri K.G.Agarwal
Carried unanimously on a show of hands

8. **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to Article 99A of the Company's Articles of Association and in conformity with the provisions of Section 260 of the Companies Act, 1956, Mr. Harsh V. Lodha (who was appointed as an Additional Director of the Company by the Board of Directors and who holds office under the said Article and Section 260 of the Companies Act, 1956 only upto the date of this Annual General Meeting and in respect of whom, the Company has received a notice in writing along with a deposit of Rs. 500/- under Section 257 of the Companies Act, 1956 from a member

proposing the candidature of Mr. Harsh V.Lodha for the office of Director) be and is hereby elected and appointed a Director of the Company, liable to retire by rotation."

Proposed by : Smt.Pinky Mehta
Seconded by: Shri K.K.Mishra
Carried unanimously on a show of hands

9. **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to Article 99A of the Company's Articles of Association and in conformity with the provisions of Section 260 of the Companies Act, 1956, Mr. S.C.Bhargava (who was appointed as an Additional Director of the Company by the Board of Directors and who holds office under the said Article and Section 260 of the Companies Act, 1956 only upto the date of this Annual General Meeting and in respect of whom, the Company has received a notice in writing along with a deposit of Rs. 500/- under Section 257 of the Companies Act, 1956 from a member proposing the candidature of Mr. S. C. Bhargava for the office of Director) be and is hereby elected and appointed a Director of the Company, liable to retire by rotation."

Proposed by : Shri Uday Menon
Seconded by: Shri Rajesh Kumar
Carried unanimously on a show of hands

10. **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Sections 198, 269, 311, 387 and other applicable provisions, if any, of the Companies Act, 1956 (the "Act"), read with Schedule XIII thereto as amended upto date and all guidelines issued by the Central Government from time to time and subject to such other approvals, as may be necessary, the Company hereby approves the re-appointment of Mr. K.K.Maheshwari as the "Manager" of the Company for a further period of 3 years w.e.f. 1st April, 2004 (with liberty to either party to terminate the appointment on three months' notice in writing to the other) on the remuneration and upon the following terms and conditions as set out hereinafter, with further liberty to the Board, from time to time, to alter the said terms and conditions in such manner as may be agreed to between the Board and Mr. K. K. Maheshwari in the best interest

of the Company, subject however to the restrictions, if any, contained in the Act including Schedule-XIII thereof or otherwise as may be permissible at law:-

1. (a) Basic Salary- Rs. 2,43,604/- (Rupees Two Lacs Forty Three Thousand Six Hundred Four only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling Rs.4,00,000/- (Rupees Four Lacs only) per month as Basic Salary.

   (b) Special Pay - Rs. 2,19,664/- (Rupees Two Lacs Nineteen Thousand Six Hundred Sixty Four only) per month with such annual increment(s) as the Board may decide from time to time subject however to a ceiling of Rs.6,00,000/- (Rupees Six Lacs only) per month as Special Pay.

   (c) Performance Linked Pay and/or Long Term Incentive compensation as may be approved by the Board from time to time upto the end of his tenure subject to a maximum of Rs.30,00,000/- (Rupees Thirty Lacs only) each in each year of his tenure.

2. Perquisites as under:-

   (a) The Company shall provide free furnished accommodation and also pay all rents, rates, taxes, electricity, fuel charges, water charges and all other expenses for the upkeep and maintenance thereof.

   (b) Reimbursement of Leave Travel Expenses once in a year for self and family (which shall include spouse, dependent children and parents), subject to a ceiling of one month's basic salary.

   (c) Reimbursement of actual medical expenses (including insurance premium for medical and hospitalization policy, if any) for self and family as aforesaid.

(d) Club fees, subject to a maximum of two clubs.

(e) Leave and encashment of leave at the end of the tenure in accordance with the Rules of the Company.

(f) Salaries payable to Servant / Gardner – subject to a ceiling of Rs. 36,000/- (Rupees Thirty Six Thousand Only) per annum.

(g) Personal Accident Insurance cover as per the Company's Service Rules.

(h) Contribution to Provident Fund, Superannuation Fund or Annuity Fund as per the Rules of the Company.

(i) Car for use on Company's business and telephone at residence.

(j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company.

(k) Gratuity as per Rules of the Company.

3. Subject as aforesaid, Mr. K.K. Maheshwari, as such Manager will be governed by such of the existing Service Rules of the Company as may be in force from time to time, which will also include Stock Option Plan, if any, which may be instituted during his tenure of office as Manager.

4. In the event of loss or inadequacy of profits in any year, the remuneration including the perquisites as aforesaid will be paid to Mr. K.K.Maheshwari in accordance with the applicable provisions of Schedule-XIII to the Act."

Proposed by : Shri S.S.Gupta
Seconded by: Shri D.A.Tripathi
Carried unanimously on a show of hands

11. **As a Special Resolution:**

"RESOLVED THAT subject to the provisions of Sections 198, 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of Central Government, if applicable, the Company hereby approves the payment to non-executive Directors of the Company, in addition to the sitting fees and reimbursement of expenses for attending the meetings of the Board and / or Committees thereof, commission on annual profits computed in the manner specified in the said Act of an amount not exceeding Rs.75 Lacs (Rupees Seventy Five Lacs Only) in the aggregate for the financial year 2003-04, and thereafter during the remaining period of four years from the financial year commencing 1st April, 2004 an amount not exceeding 1% of net profits or such other percentage of net profits, for each relevant financial year as may be permissible from time to time under the provisions of the said Act."

"RESOLVED FURTHER that the amount of commission payable to each of the non executive Directors for each financial year may be decided by the Board of Directors or its committee, as the Board may deem fit."

Proposed by : Shri Ritesh Chaudhry
Seconded by: Shri S.P.Gupta
Carried unanimously on a show of hands

Chairman thereafter declared the result of Postal Ballot conducted by the Company in May, 2004 as under for sale/disposal of the Company's Global Exports & Marketing Division situated at Kolkata.

Number of valid postal ballot forms received	5,435
Votes in favour of the Resolution	2,41,72,181
Votes against the Resolution	21,531
Number of invalid postal ballot forms received	286

The members took note the same.

As there was no other item of Agenda for the meeting, the Chairman declared the meeting as concluded and thanked the shareholders for co-operating with him for smooth conduct of the meeting.

Shri V.J.Pandya, a shareholder of the Company, proposed Vote of Thanks to the Chair.

CERTIFIED TRUE COPY

Sd/-
CHAIRMAN OF THE MEETING

For INDIAN RAYON AND INDUSTRIES LIMITED

DEVENDRA BHANDARI
Company Secretary

11. **As a Special Resolution:**

"RESOLVED THAT subject to the provisions of Sections 198, 309 and other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of Central Government, if applicable, the Company hereby approves the payment to non-executive Directors of the Company, in addition to the sitting fees and reimbursement of expenses for attending the meetings of the Board and / or Committees thereof, commission on annual profits computed in the manner specified in the said Act of an amount not exceeding Rs.75 Lacs (Rupees Seventy Five Lacs Only) in the aggregate for the financial year 2003-04, and thereafter during the remaining period of four years from the financial year commencing 1st April, 2004 an amount not exceeding 1% of net profits or such other percentage of net profits, for each relevant financial year as may be permissible from time to time under the provisions of the said Act."

"RESOLVED FURTHER that the amount of commission payable to each of the non executive Directors for each financial year may be decided by the Board of Directors or its committee, as the Board may deem fit."

Proposed by : Shri Ritesh Chaudhry
Seconded by: Shri S.P.Gupta
Carried unanimously on a show of hands

Chairman thereafter declared the result of Postal Ballot conducted by the Company in May, 2004 as under for sale/disposal of the Company's Global Exports & Marketing Division situated at Kolkata.

Number of valid postal ballot forms received	5,435
Votes in favour of the Resolution	2,41,72,181
Votes against the Resolution	21,531
Number of invalid postal ballot forms received	286

The members took note the same.

As there was no other item of Agenda for the meeting, the Chairman declared the meeting as concluded and thanked the shareholders for co-operating with him for smooth conduct of the meeting.

Shri V.J.Pandya, a shareholder of the Company, proposed Vote of Thanks to the Chair.

CERTIFIED TRUE COPY

For INDIAN RAYON AND INDUSTRIES LIMITED

DEVENDRA BHANDARI
Company Secretary

Sd/-
CHAIRMAN OF THE MEETING

INDIAN RAYON

ADITYA BIRLA GROUP

0/c

July 21, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub : Proceedings of the 48th Annual General Meeting held on 24th June, 2005
Ref : Scrip Code BSE 500 303

Pursuant to Clause-31 of the Listing Agreement, kindly find enclosed herewith a copy of the proceedings of the 48th Annual General Meeting of the Shareholders of the Company held on Friday, 24th June, 2005 at the Registered Office of the Company at Veraval, Gujarat for your reference and record.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com

INDIAN RAYON AND INDUSTRIES LIMITED

PROCEEDINGS of the **FORTY EIGHTH ANNUAL GENERAL MEETING** of the Shareholders of **INDIAN RAYON AND INDUSTRIES LIMITED** held on Friday, the 24th June, 2005 at 11:30 A.M. at the Registered Office of the Company at Veraval – 362 266 (District Junagadh), Gujarat

Present: -

Shareholders	:	126 Shareholders were present in person at the meeting as per the Attendance Slips received from them.
Proxy Holders & Representatives	:	18 Persons were present at the meeting through proxy and 4 persons were present as representatives at the meeting.
	:	36 valid proxies covering 2,11,19,451 Equity Shares (35.27%) and 4 representations covering 76,58,932 Equity Shares (12.79%) were laid before the meeting.

Shri Devendra Bhandari, Sr. Vice President & Company Secretary welcomed all the Shareholders / Proxies / Representatives present at the meeting.

The Company Secretary informed the members that five Directors (including Ms. Tarjani Vakil, Chairperson of the Audit Committee of the Company) and Sr. President & CFO could not attend the meeting as the plane carrying them could not land at Keshod Airport due to bad weather conditions.

The members noted the above, which was due to factors beyond their control.

As none of the Directors of Company was present, the Company Secretary requested members, as per Article 70 of the Articles of Association of the Company, to elect one of the members present as the Chairman of the meeting.

Shri M.L.Doshi, a shareholder of the Company, proposed the name of Shri K.C. Jhanwar, a Shareholder of the Company, as the Chairman of the meeting, which was seconded by Shri Kalpesh Dhulkotia. On a show of hands, Shri K.C.Jhanwar was elected Chairman of the meeting

CHAIRMAN'S INITIALS

unanimously. Accordingly, Shri K.C.Jhanwar was requested to chair the meeting.

The Chairman of the meeting enquired from the Company Secretary, whether the required quorum was present.

The Company Secretary, confirmed that the requisite quorum was present and requested Shri K.C.Jhanwar to commence the proceedings of the meeting.

Thereupon, Shri K.C.Jhanwar occupied the chair and thanked the shareholders for electing him as Chairman of the meeting. (Chairman).

The Chairman then informed the Shareholders about proxies received as per the Proxy Register tabled at the meeting.

The Chairman then announced that the Statutory Registers placed at the meeting were open for inspection by the shareholders during the continuance of the meeting.

The Chairman informed that the Notice convening the 48th Annual General Meeting of the Company was circulated to all the Shareholders in time. With the consent of the shareholders present, the Notice of the Annual General Meeting dated 27th April, 2005 was taken as read.

The Chairman thereafter requested Company Secretary to read out the Auditor's Report.

The Company Secretary drew attention of the meeting to the errata showing the typographical errors in the printed notes on Accounts, correcting the errors which were noted by the meeting.

Thereupon, Company Secretary read out the Auditors' Report to the Shareholders of the Company for the year ended 31st March, 2005.

The Chairman then read out the speech prepared for the meeting on the working of the Company. The Chairman also briefed the Shareholders on the performance of the Company for the year 2004-05. Thereafter the Chairman invited questions from the shareholders present on the Annual Accounts for the year 2004-05. Since there were no questions, the Chairman took up the business as mentioned in the agenda.

Thereafter, the Chairman proposed the following resolution.

CHAIRMAN'S INITIALS

1. **As an Ordinary Resolution:**

"RESOLVED THAT the audited Balance Sheet as at 31st March, 2005 (the duly corrected printed accounts) and the Profit and Loss Account of the Company for the year ended 31st March, 2005, the Directors' Report and the Auditors' Report as placed before the members of the meeting be and are hereby approved and adopted."

Proposed by: Shri K.C. Jhanwar
Seconded by: Shri Ram Gopal Bhardwaj
Carried nem con on a show of hands

2. **As an Ordinary Resolution:**

"RESOLVED THAT payment of dividend on 5,98,84,782 fully paid-up Equity Shares of Rs.10 each @ Rs.4.00 (Rupees Four only) per share as recommended by the Board of Directors of the Company in their meeting held on 27th April, 2005 be and is hereby approved."

Proposed by: Shri C.M.Motta
Seconded by: Shri L.K.Zankar
Carried nem con on a show of hands

3. **As an Ordinary Resolution**

"RESOLVED THAT Mrs Rajashree Birla, a Director of the Company, who retires by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Shri S.L.Advani
Seconded by: Shri A.K..Shah
Carried nem con on a show of hands

4. **As an Ordinary Resolution:**

"RESOLVED THAT Mr Vikram Rao, a Director of the Company, who retires by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Shri J.C. Modi
Seconded by: Shri P.K.S.Nair
Carried nem con on a show of hands

CHAIRMAN'S INITIALS

5. As an Ordinary Resolution:

"RESOLVED THAT Mr P.Murari, a Director of the Company, who retires by rotation and being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by: Shri S.P. Singh
Seconded by: Shri C.M.Motta
Carried nem con on a show of hands

The Chairman then requested the Shareholders to appoint the Statutory Auditors and the Branch Auditors of the Company as recommended by the Board of Directors and as proposed vide Item Nos.6 and 7(i) to 7(v) of the agenda of the Notice dated 27th April,-2005 of the Annual General Meeting.

Thereafter, the following resolutions were proposed and passed nem con on a show of hands:-

6. **As an Ordinary Resolution:**

"RESOLVED THAT in conformity with the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S.R.Batliboi & Co., Chartered Accountants, Mumbai, the retiring Auditors be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, as may be decided by the Board /Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred in the performance of their duties (excluding service tax, if any)."

Proposed by : Shri Kalpesh Dhulkotia
Seconded by : Shri A.K.Shah
Carried nem con on a show of hands

7 (i) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai be and are hereby appointed as the Branch Auditors of the Company to audit the accounts in respect of the Company's

AN'S
ALS

Hi-Tech Carbon Division, Renukoot and Hi-Tech Carbon Division, Gummidipoondi to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid two divisions as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri George Kutty
Seconded by : Shri S.L.Advani
Carried nem con on a show of hands

7(ii) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s.K.S.Aiyar & Co., Chartered Accountants, Mumbai, the retiring Joint Branch Auditors, be and are hereby reappointed as the Joint Branch Auditors of the Company to audit the accounts in respect of the Company's Rayon Division, Veraval to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration to each of them as may be decided by the Board / Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri L.K.Zankar
Seconded by: Shri B.J.Pandya
Carried nem con on a show of hands

7(iii) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, Kolkata, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Jaya Shree Textiles Division, Rishra and Rajashree Syntex Division, Midnapur to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration for each of the aforesaid two Divisions as may be decided by the Board / Audit Committee of the Board plus reimbursement of out

CHAIRMAN'S INITIALS

of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by: Shri R.B.Sidhpura
Seconded by: Shri J.C.Mody
Carried nem con on a show of hands

7(iv) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s. S. R. Batliboi & Co., Chartered Accountants, Mumbai, be and are hereby appointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Insulator Division (Domestic Marketing), Halol / Rishra and Rajashree Gases Division, Jagdishpur, to hold office as such from the conclusion of this meeting until the conclusion of next Annual General Meeting of the Company at such remuneration for each of the aforesaid two Divisions as may be decided by the Board /Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri P.K.S.Nair
Seconded by: Shri R.G. Bhardwaj
Carried nem con on a show of hands

7(v) **As an Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s.Deloitte, Haskins & Sells, Chartered Accountants, Bangalore, the retiring Branch Auditors, be and are hereby reappointed as Branch Auditors of the Company to audit the accounts in respect of the Company's Madura Garments Division, Bangalore to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at such remuneration as may be decided by the Board /Audit Committee of the Board plus reimbursement of out of pocket expenses as may be incurred, in the performance of their duties (excluding Service Tax, if any)."

Proposed by : Shri B.J.Pandya
Seconded by: Shri George Kutty
Carried nem con on a show of hands

CHAIRMAN'S INITIALS

8. As a Special Resolution:

"RESOLVED THAT in terms of Article 132 of the Article of Association of the Company and pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956, and all applicable guidelines for managerial remuneration issued by the Central Government from time to time and subject to such approvals as may be necessary, the Company hereby approves of the appointment of Mr. Sanjeev Aga as the Managing Director of the Company, for a period of 5 years with effect from 1st May, 2005 on the following terms and conditions including remuneration, with liberty to the Board (which term shall be deemed to include any committee constituted /to be constituted by the Board) from time to time to alter the said terms and conditions in such manner as may be agreed to between the Board and Mr. Sanjeev Aga in the best interests of the Company and as may be permissible at law:-

A. <u>Period:</u>

Five years w.e.f 1st May,2005 with liberty to either party to terminate the appointment on three months notice in writing to the other.

B. <u>Remuneration:</u>

a) Basic Salary of Rs. 5,00,000/- (Rupees Five Lacs only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs 7,50,000 /- (Rupees Seven Lacs Fifty Thousand only) per month as Basic Salary.

b) Special Allowance of Rs. 7,00,000/- (Rupees Seven Lacs only) per month with such increments as may be decided by the Chairman / Board from time to time, subject however to a ceiling of Rs.15,00,000/- (Rupees Fifteen Lacs only) per month. This allowance however, will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Annual Performance Bonus Linked to the achievement of targets and Long-Term Incentive Compensation (LTIC) as per the scheme applicable to Senior Executives of the Company/Aditya Birla

CHAIRMAN'S INITIALS

Group (the Group) as may be decided by the Chairman /Board subject to a maximum of Rs.75,00,000/- (Rupees Seventy Five Lacs only) per annum.

d) Education allowance of Rs 6,000/- (Rupees Six Thousand Only) per annum.

C. Perquisites

1. Housing: Company's owned/hired/ leased accommodation or House Rent Allowance @ 50% of the Basic Salary in lieu of Company provided accommodation.

2. Reimbursement of expenses on actuals, pertaining to gas, fuel, water, electricity and telephones as also reasonable reimbursement of upkeep and maintenance expenses in respect of such accommodation.

3. Medical Expenses Reimbursement: Reimbursement of all expenses incurred in India for self and family (family is defined as spouse and dependant children) at actuals (including domiciliary medical expenses and insurance premium for medical and hospitalization policy, as applicable). If the Group covers the Managing Director and immediate family under any Medical Insurance Policy in the future, the medical reimbursement by the Company will be limited to the amount not reimbursed by the Insurance Company.

4. Leave Travel Allowance: - For self and family in accordance with Rules of the Company, subject to a maximum of one month's basic salary. In the event of the amount so payable being lower than one month's basic salary, the balance will be payable as taxable amount to the Managing Director.

5. Spouse accompanying on any official domestic and overseas trip will be governed as per the policy of the Group, as applicable to full time Directors /Business Heads.

6. Club Fees: Fees of One Corporate Club in India (including admission and membership fees).

IRMAN'S
IITIALS

7. Personal Accident Insurance coverage for self as per the Rules of the Company.

8. Company's contribution towards Provident Fund and Superannuation Fund on basic salary as per the Rules applicable to Senior Executives of the Company.

9. Gratuity as applicable to Senior Executives of the Group, including continuity of service for time served elsewhere, within the Group.

10. Two Cars for use on Company's business.

11. Leave and encashment of leave, in accordance with the Rules of the Company.

12. Any other policies / benefits that are introduced by the Group from time to time, as applicable at his level.

The aggregate of the salary, special pay, allowances and perquisites in any financial year shall be subject to the limits prescribed from time to time under Sections 198, 309 and other applicable provisions of the Companies Act, 1956 read with Schedule XIII to the said Act as may for the time being, be in force, or otherwise as may be permissible at law.

The next salary increment and annual performance linked bonus will be due on 1st July 2006.

Subject as aforesaid, Mr. Sanjeev Aga shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

So long as Mr. Sanjeev Aga functions as the Managing Director of the Company, he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid or given to the Managing Director in accordance with the applicable provisions of Schedule XIII

CHAIRMAN'S INITIALS

of the Companies Act, 1956 and subject to the approval of the Central Government, wherever required."

Proposed by : Shri. S.S. Gupta
Seconded by: Shri S.P.Singh
Carried nem con on a show of hands

As there was no other item of Agenda for the meeting, the Chairman declared the meeting as concluded and thanked the members for their co-operation for smooth conduct of the meeting.

20/7/05

CHAIRMAN OF THE MEETING

AIRMAN'S
NITIALS


INDIAN RAYON
ADITYA BIRLA GROUP



Corporate Finance Division


RECEIVED
2006 FEB 22 P 2: 1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Copy sent to Dr. Ram & J Gopal

September 13, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Dear Sir,

Re: Intimation pursuant to Clause 24 of the Listing Agreement

Further to our letter dated September 11, 2005, please find enclosed herewith pursuant to Clause 24 of the Listing Agreement (i) the Scheme of Arrangement under sections 391 – 394 of the Companies Act, 1956 for the amalgamation of Birla Global Finance Limited into Indian Rayon And Industries Limited; and (ii) the Scheme of Arrangement under sections 391 – 394 of the Companies Act, 1956 for the amalgamation of Indo Gulf Fertilisers Limited into Indian Rayon And Industries Limited, both approved by the Board of Directors of the Company, for your approval. The same is subject to the approval of the shareholders and creditors of the Company and the relevant High Courts.

We request your approval to the same at the earliest. In the event that you require any clarification, please contact the undersigned at:

Mr. Devendra Bhandari
A-4, Aditya Birla Centre
Worli
Mumbai 400 030.
Tel.No.56525000 ~~Extn.5585~~
Fax.No.56525821

Thanking you,

Yours faithfully
For Indian Rayon And Industries Limited

Devendra Bhandari
Company Secretary

Encl: a/a

014

14

August 5, 2004

Mr. Gopalkrishnan Iyer
DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

THE STOCK EXCHANGE MUMBAI INWARD SECTION CONTENTS NOT VERIFIED DATE TIME

Dear Sir,

Sub. : Limited Review Report
Ref. : Scrip Code - BSE - 500 303

Kindly refer to our letter dated 27th July, 2004 under the cover of which we had sent you Unaudited Financial Results of the Company for the quarter ended 30th June, 2004 and the Press Release.

We now enclose herewith a copy of "Limited Review Report" of our Auditors M/s. Khimji Kunverji & Co., Mumbai and M/s. S.R. Batliboi & Co., Mumbai for your information and record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

RECEIVED
2005 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Encl : a/a

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block Bandra-Kurla Complex,
Bandra (East), MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492 / 033-22104500

LUXEMBOURG STOCK EXCHANGE
P.O.Box No.165
L-2011 Luxembourg
Grand-Dutchy of Luxembourg
EUROPE

Fax # 00-352-473-298

S.R.Batliboi & Co. Chartered Accountants Express Towers, 6th Floor Nariman Point Mumbai - 400 021	Khimji Kunverji & Co. Chartered Accountants Suite 52, Bombay Mutual Building Sir P.M.Road, Fort Mumbai – 400 001

Limited Review Report

To
The Board of Directors
Indian Rayon And Industries Ltd.
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Indian Rayon And Industries Limited for the three months period ended June 30, 2004, which has been initialled by us for identification purposes. The limited review reports of certain Divisions reviewed by the Branch Auditors have been appropriately dealt with. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

We have not reviewed the financial results for the three months period ended June 30, 2003. The financial results for the three month period ended June 30, 2003 have been reviewed by M/s. Khimji Kunverji & Co., and M/s. Lodha & Co.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R.BATLIBOI & CO. **Chartered Accountants**	**KHIMJI KUNVERJI & CO.** **Chartered Accountants**
Per Hemal Shah **Partner** Membership No.42650	**Per Shivji K Vikamsey** **Partner** Membership No.2242

Mumbai
July 27, 2004

INDIAN RAYON
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th June 2004	Quarter Ended 30th June 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	450.46	369.94	1,714.06
Less: Excise Duty	35.17	30.92	140.22
Net Income from Operation	415.29	339.02	1,573.84
Other Income	1.50	2.80	14.27
Total Income	416.79	341.82	1,588.11
Total Expenditure:			
Decrease / (Increase) in Stock in Trade	(4.70)	(13.15)	(21.01)
Consumption of Raw Materials, etc.	215.32	173.82	812.50
Staff Cost	30.30	28.04	117.81
Other Expenditure	121.09	97.40	415.53
Profit Before Interest, Depreciation, Royalty & Tax	84.78	55.71	283.28
Interest and Finance Expenses	5.07	7.36	23.69
Add: Interest Income	1.04	3.02	9.17
Profit Before Depreciation, Royalty & Tax	80.75	51.37	246.46
Royalty to Wholly-owned Subsidiary	-	2.35	5.46
Depreciation and Amortisation	19.66	18.52	81.52
Profit Before Tax and Exceptional Items	31.09	30.50	161.48
Gain on sale of Long Term Strategic Investments	-	-	19.95
Gain on transfer of Business (See Note - 1)	4.01	-	-
Profit Before Tax	35.10	30.50	181.43
Provision for Current Tax	10.48	6.80	44.25
Provision for Deferred Tax	1.20	2.14	5.90
Net Profit Before additional Deferred Tax	23.42	21.56	131.28
Additional provision for Deferred tax (See Note - 2)	2.55	-	-
Net Profit	20.87	21.56	131.28
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88
Reserves	-	-	1,207.80
Basic and Diluted Earning Per Share (Rs.)	3.49	3.60	21.92

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th June 2004	Quarter Ended 30th June 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue			
Garments	107.08	89.21	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	75.31	68.62	335.17
Carbon Black	110.70	74.72	340.30
Insulators	18.00	13.46	72.52
Other Textiles (Spun Yarns & Fabrics)	102.07	86.71	394.08
Others	2.54	6.30	40.71
Total Segment Revenue	415.70	339.02	1,574.72
Less : Inter segment revenue	(0.41)	-	(0.88)
Net Income from Operation	415.29	339.02	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)			
Garments	1.19	(0.44)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	14.67	12.51	77.93
Carbon Black	15.78	17.37	64.68
Insulators	3.96	4.29	21.43
Other Textiles (Spun Yarns & Fabrics)	1.78	0.05	6.55
Others	0.89	0.36	4.52
Total Segment Result	38.27	34.14	173.27
Less: Interest and Finance Expenses	(5.07)	(7.36)	(23.99)
Add: Interest Income	1.04	3.02	9.17
Add: Net of Unallocable Income / (Expenditure)	(3.15)	0.70	3.03
Profit Before Tax and Exceptional Items	31.09	30.50	161.48
Exceptional Gains	4.01	-	19.95
Profit Before Tax	35.10	30.50	181.43
Capital Employed (Segment assets - Segment liabilities)	**As on 30th June,04**	**As on 30th June,03**	**As on 31st Mar, 04**
Garments	246.18	180.78	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)	263.98	268.31	264.42
Carbon Black	333.42	274.70	332.98
Insulators	18.97	18.30	19.97
Other Textiles (Spun Yarns & Fabrics)	151.33	175.89	153.39
Others	14.08	19.77	16.85
Total Segment Capital Employed	1027.96	937.75	1029.85
Add: Unallocated Corporate assets	622.70	519.33	612.18
Total Capital Employed	1650.66	1457.08	1642.03

Notes:

1. The Company has transferred, its Global Exports and Marketing Division on going concern basis, for a consideration of Rs 5.49 crores. This has resulted into a gain of Rs 4.01 crores, which is disclosed as an Exceptional item.
2. As matter of prudence, the company has made provision for taxation including deferred tax on the basis of the proposal contained in the Finance Bill 2004 towards Education Cess. Consequent on the change in rates of taxation, there is a additional provision of Rs 2.55 crores in respect of deferred tax liability as at 31st March, 2004.
3. At the beginning of the quarter, there was one investor complaint pending. During the quarter ended 30th June 2004, six investor complaints were received out of which five complaints have been resolved. At the end of quarter, two investor complaints were pending for want of receipt of documents from investors.
4. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.
5. The above results, have been taken on record at a meeting of the Board of Directors held on 27th July, 2004. The Auditors of the Company have carried out limited review of the results for the three months period ended 30th June, 2004.

Place: Mumbai
Date: 27th July, 2004

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

S.R.Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor
Nariman Point
Mumbai - 400 021

Khimji Kunverji & Co.
Chartered Accountants
Suite 52, Bombay Mutual Building
Sir P.M.Road, Fort
Mumbai – 400 001

Limited Review Report

To
The Board of Directors
Indian Rayon And Industries Ltd.
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Indian Rayon And Industries Limited for the three months and six months period ended September 30, 2004, which has been initialled by us for identification purposes. The limited review reports of certain Divisions reviewed by the Branch Auditors have been appropriately dealt with. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R.BATLIBOI & CO.
Chartered Accountants

Per Hemal Shah
Partner
Membership No.42650

KHIMJI KUNVERJI & CO.
Chartered Accountants

Per Shivji K Vikamsey
Partner
Membership No.2242

Mumbai
October 27, 2004

SHRI. ATUL LAKHOTIA
SHARES DEPT.
VERAVAL

O/C (14)

INDIAN RAYON
ADITYA BIRLA GROUP

February 25, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

Dear Sir,

Sub : Limited Review Report
Ref : Scrip Code BSE - 500 303

Kindly refer to our letter dated 27th January, 2005 under the cover of which we had sent you Unaudited Financial Results of the Company for the quarter ended 31st December, 2004 and the Press Release.

We now enclose herewith a copy of "Limited Review Report" of our Auditors M/s. S.R. Batliboi & Co., Mumbai and M/s. Khimji Kunverji & Co., Mumbai for your information and record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 25.2 TIME:

Encl : a/a

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block Bandra-Kurla Complex,
Bandra (East), MUMBAI – 400 051

Fax # 022-26598237 / 38

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 030
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com

314

S.R.Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor
Nariman Point
Mumbai - 400 021

Khimji Kunverji & Co.
Chartered Accountants
Suite 52, Bombay Mutual Building
Sir P.M.Road, Fort
Mumbai – 400 001

Limited Review Report

To
The Board of Directors
Indian Rayon And Industries Ltd.
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Indian Rayon And Industries Limited for the three months and nine months period ended December 31, 2004, which has been initialled by us for identification purposes. The limited review reports of certain Divisions reviewed by the Branch Auditors have been appropriately dealt with. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that if contains any material misstatement.

S.R.BATLIBOI & CO.
Chartered Accountants

Per Hemal Shah
Partner
Membership No.42650

KHIMJI KUNVERJI & CO.
Chartered Accountants

Per Shivji K Vikamsey
Partner
Membership No.2242

Mumbai
January 27, 2005

S.R. BATLIBOI & CO. MUMBAI Chartered Accountants

INDIAN RAYON
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 31st Dec. 2004	Quarter Ended 31st Dec. 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	524.94	447.58	1,471.78	1,282.80	1,714.06
Less: Excise Duty	31.63	35.85	98.10	105.58	140.22
Net Income from Operation	**493.31**	**411.73**	**1,373.68**	**1,177.22**	**1,573.84**
Other Income	1.71	2.39	7.42	10.98	14.27
Total Income	**495.02**	**414.12**	**1,381.10**	**1,188.20**	**1,588.11**
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	5.34	20.48	(10.89)	3.82	(21.01)
Consumption of Raw Materials, etc.	257.25	192.59	731.71	582.58	812.50
Staff Cost	31.07	29.79	92.14	87.51	117.81
Other Expenditure	128.47	106.18	374.31	315.36	415.53
Profit Before Interest, Depreciation, Royalty & Tax	**72.89**	**65.08**	**193.83**	**198.93**	**263.28**
Interest and Finance Expenses	5.76	4.65	16.24	18.73	23.99
Add: Interest Income	1.27	2.22	3.16	7.45	9.17
Profit Before Depreciation, Royalty & Tax	**68.40**	**62.65**	**180.75**	**187.65**	**248.46**
Royalty to Wholly-owned Subsidiary	-	-	-	5.46	5.46
Depreciation and Amortisation	20.58	20.23	60.06	61.22	81.52
Profit Before Tax and Exceptional Items	**47.82**	**42.42**	**120.69**	**120.97**	**161.48**
VRS Cost at Rayon Division	(1.81)	-	(8.97)	-	-
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	(1.95)	-	2.21	19.95	19.95
Profit Before Tax	**44.06**	**42.42**	**113.93**	**140.92**	**181.43**
Provision for Current Tax	14.47	9.67	36.52	32.18	44.25
Provision for Deferred Tax	0.94	4.19	3.22	5.03	5.90
Net Profit	**28.65**	**28.56**	**74.19**	**103.71**	**131.28**
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88	59.88	59.88
Reserves	-	-			1,207.80
Basic and Diluted Earning Per Share (Rs.)	4.78	4.77	12.39	17.32	21.92
Aggregate of Non-Promoter Shareholding					
Number of Shares			42,778,367	43,746,995	42,776,227
Percentage of Shareholding			71.44%	73.06%	71.43%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 31st Dec. 2004	Quarter Ended 31st Dec. 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue					
Garments	129.90	100.80	363.72	302.66	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	96.32	85.42	260.85	250.28	335.17
Carbon Black	119.43	87.59	343.51	250.40	340.30
Insulators	27.08	20.77	64.78	50.82	72.52
Other Textiles (Spun Yarns & Fabrics)	117.37	103.77	333.23	290.23	394.08
Others	4.25	13.95	9.36	33.20	40.71
Total Segment Revenue	494.35	412.30	1,375.45	1,177.59	1,574.72
Less : Inter segment revenue	(1.04)	(0.57)	(1.77)	(0.37)	(0.88)
Net Income from operation	493.31	411.73	1,373.68	1,177.22	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	2.28	(1.54)	9.61	(1.89)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	20.39	20.96	50.39	58.91	77.93
Carbon Black	15.50	15.19	44.08	49.54	64.68
Insulators	5.66	5.93	13.67	14.81	21.43
Other Textiles (Spun Yarns & Fabrics)	6.22	2.21	13.44	3.39	6.55
Others	2.57	1.96	4.31	3.17	4.52
Total Segment Result	52.62	44.71	135.50	127.93	173.27
Less: Interest and Finance Expenses	(5.76)	(4.65)	(16.24)	(18.73)	(23.99)
Add: Interest Income	1.27	2.22	3.16	7.45	9.17
Add: Net of Unallocable Income / (Expenditure)	(0.31)	0.14	(1.73)	4.32	3.03
Profit Before Tax and Exceptional Items	47.82	42.42	120.69	120.97	161.48
VRS Cost at Rayon Division	(1.81)	-	(8.97)	-	-
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	(1.95)	-	2.21	19.95	19.95
Profit Before Tax	44.06	42.42	113.93	140.92	181.43
Capital Employed			As on 31st Dec., 04	As on 31st Dec., 03	As on 31st Mar, 04
(Segment assets - Segment liabilities)					
Garments			235.41	240.59	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)			280.75	266.13	264.42
Carbon Black			340.63	285.09	332.98
Insulators			18.53	16.72	19.97
Other Textiles (Spun Yarns & Fabrics)			182.83	159.43	153.39
Others			13.41	21.18	16.85
Total Segment Capital Employed			1071.56	989.14	1029.85
Add: Unallocated Corporate assets			684.45	586.97	612.18
Total Capital Employed			1756.01	1576.11	1642.03

Notes:

1 At the beginning of the quarter, there were two investor complaints pending for want of documents from the investors. During the quarter ended 31st December 2004, twenty-six investor complaints ~~received~~ were received. All these complaints have been redressed and no investor complaints were pending at the end of the quarter.

2 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

3 The above results, have been taken on record at a meeting of the Board of Directors held on 27th January, 2005. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 27th January, 2005

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON

ADITYA BIRLA GROUP

Corporate Finance Division

August 19, 2005

O|C

The Secretary
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub : Limited Review Report
Ref : Scrip Code BSE - 500 303

Kindly refer to our letter dated 28th July, 2005 under the cover of which we had sent you Unaudited Financial Results of the Company for the quarter ended 30th June, 2005 and the Press Release.

We now enclose herewith a copy of "Limited Review Report" of our Auditors M/s. S.R. Batliboi & Co., Mumbai and M/s. Khimji Kunverji & Co., Mumbai for your information and record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

[signature]

Devendra Bhandari
Company Secretary

Encl : a/a

INDIAN RAYON AND INDUSTRIES LIMITED
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

O/C

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

November 10, 2005

The Secretary
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub : Limited Review Report
Ref : Scrip Code BSE - 500 303

Kindly refer to our letter dated 27th October, 2005 under the cover of which we had sent you Unaudited Financial Results of the Company for the quarter/ half year ended 30th September, 2005 and the Press Release.

We now enclose herewith a copy of "Limited Review Report" of our Auditors M/s. S.R. Batliboi & Co., Mumbai and M/s. Khimji Kunverji & Co., Mumbai for your information and record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl : a/a

CORPORATE FINANCE DIVISION : Aditya Birla Nuvo Ltd.
Aditya Birla Centre, 'A' Wing, 4th Floor, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-56525000 / 24995000 Fax: 91-22-56525821 / 24995821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

S.R.Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor
Nariman Point
Mumbai - 400 021

Khimji Kunverji & Co.
Chartered Accountants
Suite 52, Bombay Mutual Building
Sir P.M.Road, Fort
Mumbai – 400 001

Limited Review Report

To
The Board of Directors
Indian Rayon And Industries Ltd.
Mumbai

We have reviewed the accompanying statement of unaudited financial results of Indian Rayon And Industries Limited for the three months and six months period ended September 30, 2005, which has been initialled by us for identification purposes. The limited review reports of certain Divisions reviewed by the Branch Auditors have been appropriately dealt with. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R.BATLIBOI & CO.
Chartered Accountants

Per Hemal Shah
Partner
Membership No.42650

KHIMJI KUNVERJI & CO.
Chartered Accountants

Per Shivji K Vikamsey
Partner
Membership No.2242

Mumbai
October 27, 2005

S.R. BATLIBOI & CO. MUMBAI Chartered Accountants

Certified True Copy

For ADITYA BIRLA NUVO LTD.

DEVENDRA BHANDARI
Company Secretary

INDIAN RAYON

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2005

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th Sept 2005	Quarter Ended 30th Sept 2004	Year to date 2005	Year to date 2004	Year Ended 31st March 2005 (Audited)
Income from Operations	599.08	497.33	1,115.95	948.62	1,987.82
Less: Excise Duty	36.05	31.30	67.83	66.47	127.20
Net Income from Operations	563.03	466.03	1,048.12	882.15	1,860.62
Other Income	6.91	4.36	9.38	5.71	10.07
Total Income	569.94	470.39	1,057.50	887.86	1,870.69
Total Expenditure:					
Decrease / (Increase) in Stocks	(12.43)	(11.53)	(38.66)	(16.23)	(11.16)
Cost of Raw Materials/Traded Goods	313.62	261.78	587.00	477.92	995.74
Staff Cost	35.39	30.67	68.13	60.68	125.16
Other Expenditure	146.69	123.17	281.86	244.36	496.93
Profit Before Interest, Depreciation & Tax	86.67	66.30	159.17	120.93	264.02
Interest and Finance Expenses	9.90	5.41	16.67	10.48	22.94
Add: Interest Income	0.92	0.85	1.94	1.89	4.34
Profit Before Depreciation & Tax	77.69	61.74	144.44	112.34	245.42
Depreciation and Amortisation	21.19	19.82	41.35	39.48	80.69
Profit Before Tax and Exceptional Items	56.50	41.92	103.09	72.86	164.73
VRS Cost at Rayon Division	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	-	-	4.16	1.89
Profit Before Tax and After Exceptional Items	55.87	34.77	101.77	69.87	157.08
Less: Provision for Taxation:					
Current Tax	15.33	11.57	30.20	22.05	45.35
Deferred Tax (Net)	1.06	(1.47)	0.65	2.28	(1.99)
Fringe Benefit Tax	0.89	-	1.59	-	-
Net Profit	38.59	24.67	69.33	45.54	113.72
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.89	59.88	59.89	59.88	59.88
Reserves	-	-	-	-	1294.18
Basic and Diluted Earning Per Share (Rs.)	6.44	4.12	11.58	7.60	18.98
Aggregate of Non-Promoter Shareholding					
Number of Shares			42,738,738	42,774,889	42,747,570
Percentage of Shareholding			71.37%	71.43%	71.38%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th Sept 2005	Quarter Ended 30th Sept 2004	Year to date 2005	Year to date 2004	Year Ended 31st March 2005 (Audited)
Segment Revenue					
Garments	163.30	126.64	291.25	233.73	472.40
Rayon Yarn (Including Caustic & Allied Chemicals)	96.22	89.21	183.04	164.53	352.00
Carbon Black	136.73	113.39	258.99	224.08	467.25
Insulators	36.93	19.70	71.24	37.70	100.12
Other Textiles (Spun Yarns & Fabrics)	128.38	114.83	239.40	217.73	459.02
Others	2.19	2.58	5.58	5.11	12.74
Total Segment Revenue	563.75	466.35	1,049.50	882.88	1,863.52
Less : Inter segment revenue	(0.72)	(0.32)	(1.38)	(0.73)	(2.90)
Net Income from Operations	563.03	466.03	1,048.12	882.15	1,860.62
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	9.74	6.14	12.46	7.33	13.03
Rayon Yarn (Including Caustic & Allied Chemicals)	13.91	15.33	29.84	30.00	66.32
Carbon Black	20.00	12.79	38.04	28.58	60.32
Insulators	7.82	4.05	15.71	8.01	21.61
Other Textiles (Spun Yarns & Fabrics)	10.58	5.44	18.06	7.22	19.79
Others	0.85	0.85	2.47	1.73	6.20
Total Segment Result	62.90	44.60	116.58	82.87	187.25
Less: Interest and Finance Expenses	(9.90)	(5.41)	(16.67)	(10.48)	(22.94)
Add: Interest Income	0.92	0.85	1.94	1.89	4.34
Add: Net of Unallocable Income / (Expenditure)	2.58	1.88	1.24	(1.42)	(3.92)
Profit Before Tax and Exceptional Items	56.50	41.92	103.09	72.86	164.73
VRS Cost at Rayon Division	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	-	-	4.16	1.89
Profit Before Tax and After Exceptional Items	55.87	34.77	101.77	69.87	157.08

Capital Employed (Segment assets - Segment liabilities)	As on 30th Sept, 05	As on 30th Sept, 04	As on 31st March, 05
Garments	292.61	259.03	252.21
Rayon Yarn (Including Caustic & Allied Chemicals)	342.10	277.02	318.60
Carbon Black	375.52	348.09	371.87
Insulators	19.07	15.24	20.94
Other Textiles (Spun Yarns & Fabrics)	237.91	165.45	211.34
Others	11.87	13.68	13.18
Total Segment Capital Employed	1279.08	1078.51	1188.14
Add: Unallocated Corporate Assets	1247.06	581.12	614.52
Total Capital Employed	2526.14	1659.63	1802.66

Notes:

1 The Board of Directors of the Company, at its meeting held on 11th September 2005, has approved, subject to requisite approvals, merger of Birla Global Finance Limited (BGFL) and Indo Gulf Fertilizers Limited (IGFL) with the Company with effect from 1st September 2005 through two separate Schemes of Amalgamation (Schemes), u/s 391 to 394 of the Companies Act, 1956. On the Schemes coming into effect, the business of BGFL and IGFL will be transferred to the Company on going concern basis and in consideration the Company will issue equity shares to the shareholders of the BGFL and IGFL, one equity share of Rs.10/- each in the Company for every three equity shares, held in BGFL and IGFL respectively.

As directed by the Hon'ble High Court of Gujarat at Ahmedabad, meetings of shareholders of the Company will be held on 16th November, 2005 to consider the Schemes.

Pending requisite approvals, no effect has been given in the above results for the proposed merger.

2 On 28th September 2005, the Company has acquired 3718 lac equity shares of IDEA Cellular Limited (IDEA) at an aggregate price of Rs 650.73 crs from AT & T Cellular Pvt. Limited, Mauritius, raising its equity holding in IDEA from 4.26% to 20.74% and that of Aditya Birla Group from 33.70% to 50.15%.

3 The shareholders of the Company have approved change of the name of the Company to "ADITYA BIRLA NUVO LTD". The change of name would become effective once Registrar of Companies issues the certificate for change of name.

4 Status of Investor Complaints for the quarter ended 30th September, 2005

Opening	Received	Redressed	Pending
Nil	16	16	Nil

5 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 The above results, have been taken on record at the meeting of the Board of Directors held on 27th October, 2005. The limited review of Financial Results as required under Clause 41 of Listing agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Place: Mumbai
Date: 27th October, 2005

Sanjeev Aga
Managing Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

INFOMEDIA
INDIA LIMITED

IIL/MKTG/JR/035/2005-2006 June 17, 2005

RECEIVED
2006 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. D. Bhandari
Indian Rayon & Industries Limited
A4, Aditya Birla Centre
Worli, Mumbai 400025

Dear Mr. Bhandari,

Ref: Annual Report

We certify that we have posted 85,708 copies to your Shareholders by Book Post on 21st May, 2005 and 136 copies on 27th May 2005

The copies of despatch slips (five) are enclosed.

Thanking you,

Yours faithfully,
For INFOMEDIA INDIA LIMITED

J. REGO

Encl : a/a

Infomedia India Limited
414 Veer Savarkar Marg Prabhadevi Mumbai 400 025 India
Tel 91 22 56666665 Fax 91 22 24302707
e-mail ho@infomediaindia.com http://www.infomediaindia.com

FROM : TATA DONNELLEY LTD MUMBAI PHONE NO. : 91 22 4363033
TO : PHONE NO. : 24995821 JUN.23.2005 5:50PM P 1



INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Gram: INDIARAYON
Email: irilveraval@adityabirla.com

16

4th August, 2004

Mr. Gopalkrishnan Iyer
AGM - DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001.

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051.

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001.

Fax # 033-22104492
22104500

Dear Sir,

Sub: **Disclosure under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**
Scrip Code: 500 303

Pursuant to Regulation 7(3) and other applicable provisions, if any, of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we wish to inform you that pursuant to acquisition of 4,10,360 Equity Shares in our Company, Templeton Mutual Fund (through its various schemes), now holds 7.06% of the Paid up Capital of the Company. A copy of the disclosure in form "C" received by us on 2nd August, 2004 is also enclosed herewith.

We are also enclosing herewith our disclosure in **Annexure-I**.

Please note that we had informed you vide our letter dated 2nd April, 2004 of the acquisition of 5.06% of the Paid up Capital of our Company by Templeton Mutual Fund through its various schemes.

INDIAN RAYON
ADITYA BIRLA GROUP

INDIAN RAYON AND INDUSTRIES LIMITED

Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Gram: INDIARAYON
Email: irilveraval@adityabirla.com

Kindly take the above information on record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.,**

Devendra Bhandari
Sr.Vice President & Company Secretary

Encl: a.a.

cc:

1. **Luxembourg Stock Exchange**
   P.O. Box No. 165
   L – 2011 Luxembourg
   Grand Dutchy of Luxembourg
   Europe Fax # 00 - 352 – 473 - 298

2. **Central Depository Services (India) Limited**
   P.J. Towers
   28th Floor
   Dalal Street
   MUMBAI – 400 001 Fax # 022 – 2272 3199

3. **National Securities Depositories Limited**
   Tradeworld, 4th & 5th Floors
   Kamla Mills Compound
   Lower Parel
   MUMBAI – 400 013 Fax # 022 – 2497 2993 / 6351

Aug. 02 2004 04:26PM P1

FRANKLIN TEMPLETON INVESTMENTS

Templeton Mutual Fund
72/73 Free Press House,
Free Press Journal Marg,
Nariman Point, Mumbai 400 021.
Tel : (91-22) 5632 5820
(91-22) 5634 5601
Fax : (91-22) 5632 5837

The Secretarial Department
Indian Rayon and Industries Ltd.
4th Floor, 'B' Wing
Aditya Birla Centre
S. K. Ahire Marg
Worli
Mumbai 400 025

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders with Telephone No.	Templeton Mutual Fund 7th Floor, Free Press House, Nariman Point, Mumbai 400 021 Tel. No. (022) 5632 5820 through its various schemes
Shareholding prior to acquisition/~~sale~~	As per Annexure
No. & % of shares/voting rights acquired/~~sold~~	FIBCF: 4,10,360 (0.69%)
Receipt of allotment advice/acquisition of shares/sale of shares – specify	Acquisition of shares
Date of intimation to company	August 02, 2004
Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	Market purchase
No. & % of shares/voting rights post-acquisition/~~sale~~	As per Annexure
Trading member through whom the trade was executed with SEBI Registration no. of the TM	Enam Securities Pvt. Ltd. Regn. No: INB 010468332
Exchange on which the trade was executed	The Stock Exchange, Mumbai
Buy quantity	**4,10,360**
Buy value	Rs. 9,71,77,351.60
Sell quantity	N. A.
Sell value	N. A.

for Templeton Mutual Fund

Pranita Gramopadhye
Compliance Officer


FRANKLIN TEMPLETON
INVESTMENTS

ANNEXURE TO FORM C

Regulation 13(6) - SEBI (Prohibition of Insider Trading) Regulations, 1992

Details of change in shareholding

Name of the schemes	Pre-acquisition holdings		Post-acquisition holdings	
	No. of shares	% of Total shares	No. of shares	% of Total shares
Franklin India Prima Fund (FIPF)	2,500,000	4.18%	2,500,000	4.18%
Franklin India Bluechip Fund (FIBCF)	294,191	0.49%	704,551	1.18%
Franklin India Prima Plus (FIPP)	416,500	0.70%	416,500	0.70%
FT India Monthly Plan (FTMIP)	228,262	0.38%	228,262	0.38%
Franklin India Opportunities Fund (FIOF)	217,363	0.36%	217,363	0.36%
Franklin India Taxshield (FIT)	92,773	0.15%	92,773	0.15%
Templeton India Pension Plan (TIPP)	26,134	0.04%	26,134	0.04%
FT India Balanced Fund (FTIBF)	20,000	0.03%	20,000	0.03%
Templeton Monthly Income Plan (TMIP)	20,000	0.03%	20,000	0.03%
Franklin India Taxshield 98 (FIT98)	2,657	0.00%	2,657	0.00%
Total	3,817,880	6.38%	4,228,240	7.06%


Templeton Mutual Fund Inv. Mgt.
Templeton Asset Management (India) Pvt. Ltd.

ANNEXURE - I

Disclosure in terms of Regulat 7(3) of Securities And Exchange Board of India (Substa) Acquisition of Shares and Takeovers) Regulations, 1997.

Name of Target Company (Reporting Company) : Indian Rayon And Industries Limited

Date of Reporting	04.08.04							
Name of Stock Exchanges where shares of the Reporting Company are listed	1. The Stock Exchange, Mumbai 2. National Stock Exchange of India Ltd. 3. Calcutta Stock Exchange Association Ltd.							
	Details of acquisition as informed u/r 7(1A)							
Name of Acquirer(s)	Date of acquisition by acquirer	Mode of acquisition (market purchases / inter - se transfer / public / rights / preferential offer etc.	No. & % of shares / voting rights acquired		Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares / VRs)		Shareholding of acquirers stated at (A) after acquisition (In terms of No. & % of shares / VRs) (*)	
			No.	%	No.	%	No.	%
Templeton Mutual Fund through its various schemes	02.08.04 (As per form "C" received)	Market purchase						
Frankin India Prima Fund			0	-	2,500,000	4.17	2,500,000	4.17
Franklin India Bluechip Fund			410,360	0.69	294,191	0.49	704,551	1.18
Franklin India Prima Plus			0	-	416,500	0.70	416,500	0.70
FT India Monthly Plan			0	-	228,262	0.38	228,262	0.38
Franklin India Opportunities Fund			0	-	217,363	0.36	217,363	0.36
Franklin India Taxshield			0	-	92,773	0.15	92,773	0.15
Templeton India Pension Plan			0	-	26,134	0.04	26,134	0.04
FT India Balanced Fund			0	-	20,000	0.03	20,000	0.03
Templeton India Monthly Income Plan			0	-	20,000	0.03	20,000	0.03
Franklin India Taxshield 95			0	-	2,657	0.00	2,657	0.00
		TOTAL:	410,360	0.69	3,817,880	6.38	4,228,240	7.06

* As per form "C" dated 2nd August, 2004 received from the Acquirer.

For Indian Rayon And Industries Limited

(Devendra Bhandari)
Company Secretary


INDIAN RAYON
ADITYA BIRLA GROUP

April 8, 2004

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sir,

Sub. Compliance of Clause 49 of the Listing Agreement
(Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 31st March, 2004.

Hope you will find it in order.

Please acknowledge receipt.


THE STOCK EXCHANGE
15 APR 2004
Dept. of Corporate Services

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
Senior Vice President & Company Secretary
Encl.: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office : VERAVAL - 362 266, Gujarat (INDIA)
Phone : (02876) 245711; Fax : (02876) 243220; Gram : INDIARAYON; E-mail : irilveraval@adityabirla.com

INDIAN RAYON

ADITYA BIRLA GROUP

NAME OF THE COMPANY : INDIAN RAYON AND INDUSTRIES LIMITED
STATUS AS OF : QUARTER ENDED 31ST MARCH, 2004

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	-
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	We confirm that the remuneration to non-executive directors is decided by the Board/Shareholders, as the case may be. However, at present we are not paying any remuneration to the Directors except the sitting fees
	49 III (B)	Yes	Details of sitting fees paid to the Directors for attending Board/Committee Meetings of the Company are disclosed in the Section on the Corporate Governance of the Annual Report.
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
SR.VICE PRESIDENT & COMPANY SECRETARY

Date: 8th April, 2004.

INDIAN RAYON
ADITYA BIRLA GROUP

RECEIVED

14th July, 2004

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sir,

Sub. Compliance of Clause 49 of the Listing Agreement
(Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 30th June, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
Senior Vice President & Company Secretary

Encl: a.a.

INWARD SECTION
CONTENTS NOT VERIFIED
DATE: .... TIME: ....

INDIAN RAYON
ADITYA BIRLA GROUP

NAME OF THE COMPANY : INDIAN RAYON AND INDUSTRIES LTD.
STATUS AS OF : QUARTER ENDED 30TH JUNE, 2004

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	-
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	-
	49 III (B)	Yes	-
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

For INDIAN RAYON AND INDUSTRIES LIMITED

Devendra Bhandari
COMPANY SECRETARY

Date: 14th July, 2004

INDIAN RAYON

ADITYA BIRLA GROUP

SHRI. J. P. VAJA
SHARE DEPT.
VERAVAL
FOR YR. RECORDS.

5th October, 2004

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sir,

Sub. Compliance of Clause 49 of the Listing Agreement (Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 30th September, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
Senior Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON
ADITYA BIRLA GROUP

NAME OF THE COMPANY : INDIAN RAYON AND INDUSTRIES LTD.
STATUS AS OF : QUARTER ENDED 30TH SEPTEMBER, 2004

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	-
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	-
	49 III (B)	Yes	
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
SR.VICE PRESIDENT & COMPANY SECRETARY

Date: 5th October, 2004

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON

ADITYA BIRLA GROUP

RECEIVED

2005 FEB 22 P 2:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7th January, 2005

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sir,

Sub. **Compliance of Clause 49 of the Listing Agreement**
(Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 31st December, 2004.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
Senior Vice President & Company Secretary

Encl: a.a.

THE STOCK EXCHANGE MUMBAI
Received On
Time :
Dept. of Corporate Services

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

NAME OF THE COMPANY : **INDIAN RAYON AND INDUSTRIES LTD.**
STATUS AS OF : **QUARTER ENDED 31ST DECEMBER, 2004**

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	-
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	-
	49 III (B)	Yes	
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
SR.VICE PRESIDENT & COMPANY SECRETARY

Date: 7th January, 2005

INDIAN RAYON

ADITYA BIRLA GROUP

SHRI. ATUL LAKHOTIA

7th April, 2005

PP 8/4

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub. Compliance of Clause 49 of the Listing Agreement
(Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 31st March , 2005.

Hope you will find it in order.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LIMITED

(Devendra Bhandari)
Senior Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcld@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON

ADITYA BIRLA GROUP

NAME OF THE COMPANY : INDIAN RAYON AND INDUSTRIES LTD.
STATUS AS OF : QUARTER ENDED 31ST MARCH, 2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	-
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	-
	49 III (B)	Yes	
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Devendra Bhandari)
SR.VICE PRESIDENT & COMPANY SECRETARY

Date: 7th April, 2005

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON

ADITYA BIRLA GROUP

U/C
SHRI ATUL LAKHOTIA

July 14, 2005

pp 15/7

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub. Compliance of Clause 49 of the Listing Agreement (Scrip Code: BSE-500303)

Please find enclosed herewith the Revised Quarterly Compliance Report for the quarter ended 30th June, 2005.

We request you to ignore the earlier Compliance Report dated 11th July, 05 and take this report on record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LIMITED

(Devendra Bhandari)
Senior Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

NAME OF THE COMPANY : INDIAN RAYON AND INDUSTRIES LTD.
STATUS AS OF : QUARTER ENDED 30TH JUNE, 2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	Note: -1
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	-
	49 III (B)	Yes	
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

Note:-1 Ms. Tarjani Vakil, Chairperson of the Audit Committee with some other directors of the Company could not remain present at the Annual General Meeting held on 24th June,05 as the plane carrying them, could not land at Keshod Airport due to bad weather conditions and the plane had to return back to Mumbai.

For INDIAN RAYON AND INDUSTRIES LIMITED

(Devendra Bhandari)
SR.VICE PRESIDENT & COMPANY SECRETARY

Date: 14h July, 2005

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

MR ATUL LAKHOTIA

O/C

INDIAN RAYON

ADITYA BIRLA GROUP

Corporate Finance Division

13th October, 2005

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

BOMBAY STOCK EXCHANGE
INSPECTION
VERIFIED
SIGN
DATE 19/10/5 15:36

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub. **Compliance of Clause 49 of the Listing Agreement**
(Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 30th September, 2005.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON

ADITYA BIRLA GROUP

Corporate Finance Division

NAME OF THE COMPANY : INDIAN RAYON AND INDUSTRIES LTD.
STATUS AS OF : QUARTER ENDED 30TH SEPTEMBER, 2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes/ No)	Remarks
(1)	(2)	(3)	(4)
Board of Directors	49 I	Yes	-
Audit Committee	49 II	Yes	-
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	-
Remuneration of Directors	49 III (A)	Yes	-
	49 III (B)	Yes	
Board Procedures	49 IV	Yes	-
Management	49 V	Yes	-
Shareholders	49 VI	Yes	-
Report on Corporate Governance	49 VII	Yes	-

For **INDIAN RAYON AND INDUSTRIES LIMITED**

DEVENDRA BHANDARI
SR.VICE PRESIDENT & COMPANY SECRETARY

Date: 13th October, 2005

INDIAN RAYON AND INDUSTRIES LIMITED
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

O/c

File No 280-17.

January 7, 2006

The Asst. Vice President
National Stock Exchange of India Ltd.
'Exchange Plaza'
Bandra-Kurla Complex
Bandra (E)
Mumbai 400 051

Fax# 26598237 / 38

Kind Attn: Mr. Hari K

Dear Sir,

We are in receipt of your letter Ref.NSE/LIST/19427-B dtd.2.1.2006.

As desired, we enclose herewith status of compliance on Corporate Governance in respect of our Company as on 6th January, 2006.

You will kindly appreciate that some of the requirements of Clause 49 which are not due for compliance presently and which are to be complied with later will be complied by us as and when required.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

Copy: The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

NSEIL
09 JAN 2006
Contents not Verified

Compliance Report on Corporate Governance

Name of the Company : Aditya Birla Nuvo Limited
As on : 6th January, 2006

Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I. Board of Directors	49 I		
(A)Composition of Board	49 (IA)	Yes	
(B)Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C)Other provisions as to Board and Committees	49 (IC)	Yes	
(D)Code of Conduct	49 (ID)	Yes	
II. Audit Committee	**49 (II)**		
(A)Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B)Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee 49 (IIC)	49 (IIC)	Yes	
(D)Role of Audit Committee	49 II(D)	Yes	
(E)Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures	49 (IV)		
(A)Basis of related party transactions	49 (IV A)	Yes	
)Board Disclosures	49 (IV B)	Yes	
(C)Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A	
(D)Remuneration of Directors	49 (IV D)	Yes	
(E)Management	49 (IV E)	Yes	
(F)Shareholders	49 (IV F)	Yes	
V.CEO/CFO Certification	49 (V)		
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

SHRI. ATUL LAKHOTIA / SHRI. J. P. VAJA

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

letter 280-H

January 7, 2006

The Asst. Vice President
National Stock Exchange of India Ltd.
'Exchange Plaza'
Bandra-Kurla Complex
Bandra (E)
Mumbai 400 051

Fax# 26598237 / 38

Kind Attn: Mr. Hari K

Dear Sir,

We are in receipt of your letter Ref.NSE/LIST/19427-B dtd.2.1.2006.

As desired, we enclose herewith status of compliance on Corporate Governance in respect of our Company as on 6th January, 2006.

You will kindly appreciate that some of the requirements of Clause 49 which are not due for compliance presently and which are to be complied with later will be complied by us as and when required.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

Copy: The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 9/1/06

CORPORATE FINANCE DIVISION : Aditya Birla Nuvo Ltd.
Aditya Birla Centre, 'A' Wing, 4th Floor, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-56525000 / 24995000 Fax: 91-22-56525821 / 24995821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

Compliance Report on Corporate Governance

Name of the Company : Aditya Birla Nuvo Limited
As on : 6th January, 2006

Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I. Board of Directors	**49 I**		
(A)Composition of Board	49 (IA)	Yes	
(B)Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C)Other provisions as to Board and Committees	49 (IC)	Yes	
(D)Code of Conduct	49 (ID)	Yes	
II. Audit Committee	**49 (II)**		
(A)Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B)Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee 49 (IIC)	49 (IIC)	Yes	
(D)Role of Audit Committee	49 II(D)	Yes	
(E)Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures	49 (IV)		
(A)Basis of related party transactions	49 (IV A)	Yes	
(B)Board Disclosures	49 (IV B)	Yes	
(C)Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A	
(D)Remuneration of Directors	49 (IV D)	Yes	
(E)Management	49 (IV E)	Yes	
(F)Shareholders	49 (IV F)	Yes	
V.CEO/CFO Certification	49 (V)		
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

0/c

RECEIVED
2006 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13th January, 2006

Ms. Neha Gada
DCS - CRD
The Stock Exchange-Mumbai
P.J.Towers, Dalal Street
MUMBAI – 400 023

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub. Compliance of Clause 49 of the Listing Agreement (Scrip Code : BSE-500303)

Pursuant to Clause 49 of the Listing Agreement, we are sending herewith the Quarterly Compliance Report for the quarter ended 31st December, 2005.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

(DEVENDRA BHANDARI)
Company Secretary

Encl: a.a.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 16/1/06

<u>**Compliance Report on Corporate Governance**</u>

Name of the Company : Aditya Birla Nuvo Limited
As on: 31st December 2005

Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I. Board of Directors	**49 I**		
(A)Composition of Board	49 (IA)	Yes	
(B)Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C)Other provisions as to Board and Committees	49 (IC)	Yes	
(D)Code of Conduct	49 (ID)	Yes	
II. Audit Committee	**49 (II)**		
(A)Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B)Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee 49 (IIC)	49 (IIC)	Yes	
(D)Role of Audit Committee	49 II(D)	Yes	
(E)Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	Yes	
IV. Disclosures	**49 (IV)**		
(A)Basis of related party transactions	49 (IV A)	Yes	
(B)Board Disclosures	49 (IV B)	Yes	
(C)Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A	
(D)Remuneration of Directors	49 (IV D)	Yes	
(E)Management	49 (IV E)	Yes	
(F)Shareholders	49 (IV F)	Yes	
V.CEO/CFO Certification	49 (V)		
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

ADITYA BIRLA NUVO LTD
MUMBAI

INDIAN RAYON

ADITYA BIRLA GROUP

(18)

2
4
3
5

Ref.No.IRIL/SEC/ 2051 /2004
April 24, 2004

Mr Ajit Sawant DCS-CRD THE STOCK EXCHANGE – MUMBAI Phiroze Jeejeebhoy Towers Dalal Street **MUMBAI - 400 001**	022-22723121/ 22722037 / 22722041 /22723719 22722039 / 22722061
The Secretary National Stock Exchange of India Ltd. Exchange Plaza, 5th Floor Plot No.C/1, G Block Bandra Kurla Complex Bandra (East) **MUMBAI - 400 051**	022-26598237/38
The Secretary The Calcutta Stock Exchange Assn.Ltd. 7, Lyons Range **CALCUTTA - 700 001**	033-22104492/22104500

RECEIVED

Dear Sir,

Sub.: Compliance Certificate pursuant to Clause-47(c) of the Listing Agreement

Pursuant to Clause-47(c) of the Listing Agreement, we are sending herewith a Compliance Certificate dated 23rd April, 2004 for the period from 1st October, 2003 to 31st March, 2004 issued by Shri C.R.Damani, a Practising Company Secretary of Ahmedabad, certifying that all certificates have been issued within one month of the date of lodgment for transfer, sub-division, consolidation, renewal, exchange or endorsement of calls/allotment monies etc.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Ritesh Chaudhry)
Dy.Manager (Secretarial)
Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Email: irilveraval@adityabirla.com

R. Damani
om. A.C.I.S. (Lon.) F.C.S.
ACTISING COMPANY SECRETARY

Tel. : (O) : 5625972
(O) : 5623014
(R) : 5626473
Telefax : 5623015

605, Sahjanand Shopping Centre,
Shahibaug Road, Ahmedabad-380 004.

f. No. :

Date :

COMPLIANCE CERTIFICATE

I have checked relevant records, registers, forms and other documents of INDIAN RAYON AND INDUSTRIES LIMITED, VERAVAL for the purpose of issuing certificate under Clause 47 (C) of Listing Agreement with Stock Exchange, Mumbai and Ahmedabad and hereby certify that the company has delivered during the period commencing from 01/10/2003 and ending upto 31/03/2004 all certificates of shares after registration of transfers, transmission, deletions, sub-division, consolidation etc. within one month of date of lodgment.

Signature :

Name of
Co. Secy. : C. R. Damani

C. P. No. : 445

Place : Ahmedabad.

Date : 23/04/2004.

C.R. DAMANI
605, SAHAJANAND
SHOPPING CENTRE
SHAHIBAUG ROAD
AHMEDABAD-4
Reg. No. C.P. 445
COMPANY SECRETARY

INDIAN RAYON
ADITYA BIRLA GROUP

Ref.No.IRIL/SEC/632 /2004
October 21, 2004

Mr Ajit Sawant
DCS-CRD
THE STOCK EXCHANGE – MUMBAI
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI - 400 001

022-22723121/22722037/22722041 /22723719/22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra Kurla Complex
Bandra (East)
MUMBAI - 400 051

022-26598237/38

The Secretary
The Calcutta Stock Exchange Assn.Ltd.
7, Lyons Range
CALCUTTA - 700 001

033-22104492/22104500

Dear Sir,

Sub.: Compliance Certificate pursuant to **Clause-47(c) of the Listing Agreement**
Ref.: Scrip Code: 500303
UIN: 100007666

Pursuant to Clause-47(c) of the Listing Agreement, we are sending herewith a Compliance Certificate dated 20th October, 2004 for the period from 1st April, 2004 to 30th September, 2004 issued by Shri C.R.Damani, a Practising Company Secretary of Ahmedabad, certifying that all certificates have been issued within one month of the date of lodgment for transfer, sub-division, consolidation, renewal, exchange or endorsement of calls/allotment monies etc.

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Email: irilveraval@adityabirla.com

INDIAN RAYON
ADITYA BIRLA GROUP

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LIMITED

(J.P.Vaja)
Dy.Manager (Shares)

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Email: irilveraval@adityabirla.com

Damani
A.C.I.S. (Lon.) F.C.S.
ICTISING COMPANY SECRETARY

Tel. : (O) : 5625972
(O) : 5623014
(R) : 5626473
Telefax : 5623015

605, Sahjanand Shopping Centre,
Shahibaug Road, Ahmedabad-380 004.

Ref. No. :

Date :

COMPLIANCE CERTIFICATE

I have checked relevant records, registers, forms and other documents of INDIAN RAYON AND INDUSTRIES LIMITED, Veraval for the purpose of issuing Certificate under Clause 47 (C) of Listing Agreement with Stock Exchange, Mumbai and hereby certify that the company has delivered during the period commencing from 01/04/2004 and ending upto 30/09/2004 all certificates of shares after registration of transfers, transmission, deletions, sub-divisions, consolidation etc. within one month of date of lodgment.

Signature :

Name of Co. Secy. : C. R. Damani.

C. P. No. : 445

Place : Ahmedabad.

Date : 20/10/2004.

C.R. DAMANI
605, SAHAJANAND SHOPPING CENTRE SHAHIBAUG ROAD AHMEDABAD-4
Reg. No. C.P. 445
COMPANY SECRETARY

INDIAN RAYON
ADITYA BIRLA GROUP

Ref.No.IRIL/SEC/ 1337 /2005
April 11, 2005

Mr Ajit Sawant
DCS-CRD
THE STOCK EXCHANGE – MUMBAI
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI - 400 001

022-22723121/22722037/22722041
/22723719/22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra Kurla Complex
Bandra (East)
MUMBAI - 400 051

022-26598237/38

Dear Sir,

Sub.: Compliance Certificate pursuant to Clause-47(c) of the Listing Agreement
Ref.: Scrip Code: 500303; UIN: 100007666

Pursuant to Clause-47(c) of the Listing Agreement, we are sending herewith a Compliance Certificate dated 8th April, 2005 for the period from 1st October, 2004 to 31st March, 2005 issued by Shri C.R.Damani, a Practising Company Secretary of Ahmedabad, certifying that all certificates have been issued within one month of the date of lodgment for transfer, sub-division, consolidation, renewal, exchange or endorsement of calls/allotment monies etc.

Please acknowledge receipt.

Thanking you,
Yours faithfully,
For **INDIAN RAYON AND INDUSTRIES LIMITED**

(Atul Lakhotia)
Asst.Manager (Secretarial)
Encl: a.a.

cc: **Shri Devendra Bhandari,CFD, Mumbai**
– For kind information and along with a copy of the aforesaid certificate.

Cc: Shri C.R.Damani - For information please.
605, Sahjanand Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004

amani
.C.I.S. (Lon.) F.C.S.
CTISING COMPANY SECRETARY

Tel. : (O) : 5625972
(O) : 5623014
(R) : 5626473
Telefax : 5623015

605, Sahjanand Shopping Centre,
Shahibaug Road, Ahmedabad-380 004.

f. No. :

Date :

COMPLIANCE CERTIFICATE

I have checked relevant records, registers, forms and other documents of Indian Rayon And Industries Limited, Veraval for the purpose of issuing Certificate under Clause 47 (C) of Listing Agreement with Stock Exchange, Mumbai and hereby certify that the company has delivered during the period commencing from 01/10/2004 and ending upto 31/03/2005 all certificates of shares after registration of transfers, transmission, deletions, sub-division consolidation etc. within one month of date of lodgment.

Signature : [signature]

Name of Co. Secy. : C. R. Damani.

C. P. No. : 445

Place : Ahmedabad.

Date : 08/04/2005.

C.R. DAMANI
605, SAHAJANAND SHOPPING CENTRE SHAHIBAUG ROAD AHMEDABAD-4
Reg. No. C.P. 445
COMPANY SECRETARY

INDIAN RAYON
ADITYA BIRLA GROUP

47(c)
fil

Ref.No.IRIL/SEC/ 322 /2005
October 20, 2005

Mr Ajit Sawant
DCS-CRD
THE STOCK EXCHANGE – MUMBAI
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI - 400 001

022-22723121/22722037/22722041
/22723719/22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra Kurla Complex
Bandra (East)
MUMBAI - 400 051

022-26598237/38

Dear Sir,

Sub.: **Compliance Certificate pursuant to Clause-47(c) of the Listing Agreement**
Ref.: Scrip Code: 500303; UIN: 100007666

Pursuant to Clause-47(c) of the Listing Agreement, we are sending herewith a Compliance Certificate dated 18th October, 2005 for the period from 1st April, 2005 to 30th September, 2005 issued by Shri C.R.Damani, a Practising Company Secretary of Ahmedabad, certifying that all certificates have been issued within one month of the date of lodgment for transfer, sub-division, consolidation, renewal, exchange or endorsement of calls/allotment monies etc.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LIMITED

Atul Lakhotia
(Atul Lakhotia)
Asst.Manager (Secretarial)

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Email: irilveraval@adityabirla.com

C. R. Damani
B.Còm. A.C.I.S. (Lon.) F. C. S.
PRACTISING COMPANY SECRETARY

Tel. : (O) 25625972
(O) 25623014
(R) 25626473
Tele Fax 25623014

605, Sahjanand Shopping Centre,
Shahibaug Road, Ahmedabad - 380 004.

Ref. No. :

Date :

COMPLIANCE CERTIFICATE

I have checked relevant records, registers, forms and other documents of Indian Rayon And Industries Limited, Veraval for the purpose of issuing Certificate under Clause 47 (C) of Listing Agreement with Stock Exchange, Mumbai and hereby certify that the company has delivered during the period commencing from 01/04/2005 and ending upto 30/09/2005 all certificates of shares after registration of transfers, transmission, deletions, sub-division consolidation etc. within one month of date of lodgment.

Signature : [signature]

Name of Co. Secy. : C. R. Damani.

C. P. No. : 445.

Place : Ahmedabad.

Date : 18/10/2005.

C.R. DAMANI
605, SAHAJANAND SHOPPING CENTRE SHAHIBAUG ROAD AHMEDABAD-4
Reg. No. C.P. 445
COMPANY SECRETARY

INDIAN RAYON
ADITYA BIRLA GROUP
Corporate Finance Division

6/C

RECEIVED
2006 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 11, 2005

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 / 26598191

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN ......
DATE ...12/09/05 TIME ......

Dear Sirs,

Re: Board Meeting of Indian Rayon And Industries Limited held on September 11, 2005

Further to our letter dated 9th September, 2005, we wish to inform you that a meeting of the Board of Directors of Indian Rayon And Industries Limited ("the Company") was held in Mumbai today, at which the proposal to amalgamate the entire business and undertaking of Indo Gulf Fertilisers Limited ("IGFL") and Birla Global Finance Limited ("BGFL") into the Company in terms of two separate Schemes of Amalgamation under section 391 – 394 of the Companies Act 1956 were considered and approved.

The proposed Schemes of Amalgamation provide that upon sanction, the merger of IGFL into the Company and BGFL into the Company will both take effect from the appointed date i.e. September 1, 2005 (**"the Appointed Date"**). All assets, liabilities and obligations of IGFL and BGFL will vest in the Company with effect from Appointed Date in terms of the relevant provisions of the Schemes of Amalgamation.

The Board of Directors of the Company also approved the share entitlement ratio of 1 equity shares in the Company of Rs. 10/- each credited as fully paid-up for every 3 equity shares of Rs. 10/- each credited as fully paid-up held by such member in IGFL and the share entitlement ratio of 1 equity shares in the Company of Rs. 10/- each credited as fully paid-up for every 3 equity shares of Rs. 10/- each credited as fully paid-up held by such member in BGFL. The share exchange ratio has been arrived at after taking into account the joint recommendation of two valuers viz.M/s.Bansi S. Mehta & Co., Chartered Accountants, Mumbai and Deloitte Haskin & Sells, Chartered Accountants, Mumbai.

INDIAN RAYON AND INDUSTRIES LIMITED
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

c.c:

1. Luxembourg Stock Exchange — Fax # 00-352-473-298
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

2. Central Depository Services (India) Ltd. — Fax# 22723199
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

3. National Securities Depository Ltd. — Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

4. Listing & Agency Administration — Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG
   S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

5. Mr. Jonathan L Paterson — Fax # 001-212 816 6865
   ADR - Account Manager
   Citibank NA
   388, Greenwich St., 14th Floor
   New York
   NY 10013

6. Mr. Vikram Kothari — Fax # 56672740 / 56672779
   Chief Manager
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013

3/5

INDO GULF INDIAN RAYON BIRLA GLOBAL

September 11, 2005, Mumbai, INDIA

LANDMARK CORPORATE RESTRUCTURING

INDO GULF AND BIRLA GLOBAL FINANCE TO MERGE WITH INDIAN RAYON

1 equity share of Indian Rayon for 3 equity shares of Indo Gulf
and
1 equity share of Indian Rayon for 3 equity shares of Birla Global

Transaction expected to be value enhancing for all shareholders.

Indian Rayon to change name to "Aditya Birla Nuvo"

The Board of Directors of Indian Rayon And Industries Limited (Indian Rayon), Indo Gulf Fertilisers Limited (Indo Gulf) and Birla Global Finance Limited (Birla Global), in their respective meetings today, have approved the restructuring proposal for the mergers of Indo Gulf and Birla Global with Indian Rayon. The schemes of arrangement, valuation reports and share entitlement ratios were also approved by the respective Boards at the meetings. This landmark restructuring, valued at over Rs. 5,000 crores, is one of the major consolidations of its kind in India.

Says Mr. Kumar Mangalam Birla, Chairman, Aditya Birla Group, "This restructuring is an important step in shareholder value creation. It creates a Company that captures opportunities in the evolving Indian economy through leadership in focussed value businesses i.e., Carbon black, VFY, Textiles and Fertilisers, and driving high growth businesses viz., Garments, IT / ITES, Financial Services, and Telecom."

Placing this in the context of similar value unlocking initiatives by the Group in the past, Mr. Birla added "Through consolidation of metals three years ago, we created value for shareholders together with market out-performance. We aim to achieve the same through this transaction."

4/5

The Restructuring Schemes

Under two separate restructuring schemes, Indian Rayon will issue to Indo Gulf shareholders 1 equity share of Indian Rayon for every 3 equity shares of Indo Gulf held. Indian Rayon will also issue to Birla Global Finance shareholders 1 equity share of Indian Rayon for every 3 equity shares of Birla Global Finance held. The swap ratio is expected to translate into a reasonable premium to both Indo Gulf and Birla Global Finance shareholders, based on the current Indian Rayon share price.

The share exchange ratios were based on valuations done by two firms viz., Bansi S. Mehta & Co, and Deloitte Haskins & Sells, and were determined in accordance with the best practices in valuation.

In line with the approval of the Board at the same meeting, Indian Rayon proposes to rename the Company as **"Aditya Birla Nuvo"**, subject to approval of its shareholders. The new name mirrors the transformed character of the Company.

The Restructuring Plans

Mr. Birla said that the Indian economy is unleashing immense opportunities for growth and leadership in both the new age businesses as well as real economy businesses. In his words, "Even though the fertilisers business has seen steady profits, regulatory uncertainties constrain growth avenues, making accelerated value creation difficult. Becoming a part of the Indian Rayon shareholder fraternity should provide Indo Gulf shareholders a broader canvas to participate in enhanced value creation. For the Birla Global shareholders, they extend their participation in financial services beyond Mutual Funds into life Insurance, as the financial services business of the Group gets consolidated under Indian Rayon." He averred that, "This transaction will strengthen the financials of Indian Rayon, and open new opportunities, and should result in enhanced investor interest. The Company has a demonstrable record of managing a diverse portfolio with razor sharp focus in each business."

Mr. Sanjeev Aga, Managing Director, Indian Rayon stated, "This is a major step in taking forward the well crafted strategy of leveraging value businesses for accelerated growth. Post-consolidation, Indian Rayon becomes a more sizeable play, with a diversified, high growth business engine."

Said Mr. S. K. Mitra, Managing Director, Birla Global Finance "Birla Global is a well-established player in the consumer/ investor financing space and has seeded the Group's successful foray into financial services. I am sure, our shareholders would be delighted to be a part of Indian Rayon and to reap the benefits of their extended participation into life insurance, and in fact into the fast growing businesses of Indian Rayon."

Remarks Dr. Rakesh Jain, Managing Director, Indo Gulf and the Business Head for the Group's global Carbon black business, "Even though Indo Gulf has been profitable, growth avenues were limited for us. This restructuring adds value-accretive application of fertilisers' cash flow and value creation for our shareholders."

Building a Platform for Value Enhancing Growth

Post restructuring, Indian Rayon will emerge as one of the large private sector companies in India. The Company's consolidated accounts as on 31st March 2005, when restated with the results of the two merging companies are as under:

- Sales in excess of Rs. 3,980 crores (US$ 900 million), an increase of 25 %
- Net profit in excess of Rs.150 crores (US$ 34 million), an increase of 150 %
- Net worth in excess of Rs.1,825 crores (US$ 415 million), an increase of 60 %

The transactions are expected to be beneficial to shareholders of all the three companies viz. Indian Rayon, Indo Gulf and Birla Global Finance, and would provide EPS accretion for Indian Rayon shareholders. Indian Rayon would benefit from cash flows of fertilisers business that would spur growth across its businesses. The total number of shareholders would be in excess of 1,75,000 in the consolidated entity.

Management

Mr. Sanjeev Aga, currently Managing Director of Indian Rayon, will be the Managing Director of Aditya Birla Nuvo. The Board of Directors of this Company will include Mr. S.K.Mitra, currently Managing Director, Birla Global Finance; Dr. Rakesh Jain, currently Managing Director, Indo Gulf, Mr. K.K. Maheshwari, Group Executive President, responsible for Chemical Business globally, and Mr. Adesh Gupta, presently CFO of Indian Rayon. Post merger, Dr. Jain will continue to lead the Carbon black business of the Group globally and report to the Chairman of the Board .The existing Indo Gulf fertilizer unit at Jagdishpur (U.P.}, post the amalgamation will directly report to Mr. Aga. The financial services business, led by Mr. Mitra will continue to report to the Chairman of the Board directly.

Advisors to the Restructuring

Amarchand Mangaldas and Suresh Shroff & Company, one of India's leading law firms, acted as Legal Advisors. The valuers to the transaction were Deloitte Haskins & Sells and Bansi S. Mehta & Co.

The proposed restructuring schemes will be filed with the respective stock exchanges as per the listing agreement and then, in the High Court of Judicature at Mumbai, the High Court in Uttar Pradesh and the High Court in Gujarat. The restructuring is subject to various approvals, including regulatory authorities, shareholders, lenders, and creditors. The schemes when sanctioned by the respective High Courts will take effect from September 01, 2005, the appointed date.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

January 13, 2006

Mr. Robert A.Y
DCS-CRD
The Bombay Stock Exchange Ltd.
Floor 25, P.J. Towers
Dalal Street
Mumbai 400 001

Fax # 2723121 / 22722037

The Manager
Listing Dept.
National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai – 400 051

Fax # 26598237 / 38

Dear Sir,

Sub: Scheme of Arrangement u/s 391-394 of the Companies Act, 1956 for amalgamation of Indo Gulf Fertilisers Limited into Aditya Birla Nuvo Limited (formerly Indian Rayon And Industries Ltd.)

Further to our letter dtd.18.11.2005, we hereby inform to you that the Scheme of Amalgamation between Indo Gulf Fertilisers Limited and Aditya Birla Nuvo Limited (Formerly Indian Rayon And Industries Ltd.) and their respective Shareholders and Creditors has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad, vide its order dated 10.01.2006 subject to the sanction of the Scheme filed by the Transferor Company before the High Court of Judicature at Allahabad, Lucknow Bench.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

RECEIVED (Contents Not Verified) Central Depository Services (India) Ltd. Mumbai.

BOMBAY STOCK EXCHANGE LIMITED INWARD SECTION CONTENTS NOT VERIFIED SIGN........ DATE........

INDIAN RAYON

ADITYA BIRLA GROUP

SHRI RITESH CHAUDHRY

RECEIVED

2004 FEB 22 P 2:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 17, 2004

Mr Chirag Sodawaterwalla
DCS-Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebohy Towers, Dalal Street
MUMBAI – 400 001

Fax # 022-22722082/3132

Dear Sir,

Sub.: **Secretarial Audit Report – 31st March, 2004**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002, letter No. MRD/ALLSE1/15489/2003 dated 14.8.2003 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find the Secretarial Audit Report of M/s Rathi & Associates, Practising Company Secretary for the quarter ended 31st March, 2004.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LIMITED

Devendra Bhandari
Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: 19/4/04

Encl.: a. a.

Copy to:

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor, Plot No. C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022 – 26598237 / 38

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
92, Sakhar Bhavan, 9th Floor, 230 Nariman Point, Mumbai - 400 021. • Tel. : 91-22-2204 5004 • Fax : 91-22-2204 3686 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

The Secretary
The Calcutta Stock Exchange Association Ltd. | Fax # 033 - 22104992
7, Lyons Range | 22104500
<u>KOLKATA – 700 001</u>

National Securities Depository Ltd. | Fax # 022-2497 2979
Trade World, 4th Floor
Kamla Mills Compound
Senapati Bapat Marg
Lower Parel
<u>MUMBAI – 400 013</u>

Central Depository Services (India) Ltd. | Fax # 022-2272 3199
Phiroze Jeejeebhoy Towers
28th Floor, Dalal Street
<u>MUMBAI – 400 001</u>

Rathi & Associates
COMPANY SECRETARIES
SUNDER BHUVAN, 3RD FLOOR, 28/38, PERIN NARIMAN STREET, (BAZAR GATE STREET), FORT, MUMBAI - 400 001. (INDIA)
TEL : 2265 4834, 2262 6999, 2262 2552 • FAX : 2262 6327 • E-Mail : nrathics@bom5.vsnl.net.in

To
The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Indian Rayon And Industries Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department**, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	**31st March 2004**
2.	ISIN	**INE069A01017– Equity Shares**
3.	Face Value	**Rs.10/-**
4.	Name of the Company	**Indian Rayon And Industries Limited**
5.	Registered office Address	**Junagadh – Veraval Road, Veraval 362 266, Gujarat**

6.	Correspondence Address	**Indian Rayon And Industries Limited** **Share Department** **Junagadh – Veraval Road,** **Veraval 362 266,** **Gujarat**
7.	Telephone & Fax No.	**Tel.: (02876) 245711** **Fax.: (02876) 243220**
8.	Email Address	**irilsecretarial@adityabirla.com**
9.	Name of the Stock Exchanges where the Company's securities are listed	**- The Stock Exchange, Mumbai** **- National Stock Exchange of India Ltd.** **- Calcutta Stock Exchange Assn. Ltd.**

		Number of Shares
10.	Issued Capital	**5,98,81,902**

		Number of Shares	**% of Total Issued Capital**
11.	Listed Capital (Exchange-wise)		
	The Stock Exchange, Mumbai	**5,98,76,742**	**99.99**
	Calcutta Stock Exchange Assn. Ltd.	**5,98,76,742**	**99.99**
	National Stock Exchange of India Ltd.	**5,98,76,742**	**99.99**

		Number of Shares	**% of Total Issued Capital**
12.	Held in dematerialised form in CDSL	**36,72,739**	**6.13**
13.	Held in dematerialized form in NSDL	**3,91,85,567**	**65.44**
14.	Physical	**1,70,23,596**	**28.43**

15.	Total No. of Shares (12+13+14)	**5,98,81,902**

Contd..3

16.	Reasons for difference if any, between (10&11) (10 & 15) (11&15)	**5,160 shares allotted on 31.03.2004 against securities kept in abeyance as under :** ▪ **1,720 shares allotted against Fully Convertible Debentures (FCDs);** ▪ **1,720 shares allotted against Detachable Warrants (DWs); and** ▪ **1,720 Bonus shares allotted on the above 3,440 shares.** ➢ **The said 5,160 shares are yet to be listed at:** ▪ **The Stock Exchange, Mumbai(BSE);** ▪ **The National Stock Exchange, Mumbai(NSE); and** ▪ **The Calcutta Stock Exchange(CSE)**

17.	Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
Allotment of shares against FCDs and DWs kept in abeyance and Bonus shares thereon	**5,160**	**5,160**	**Applied for Listing at:** ▪ **BSE** ▪ **NSE** ▪ **CSE**	**Yes**	**Yes**	▪ **BSE** ▪ **NSE** ▪ **CSE**

18.	Register of Members is updated (Yes/No)	**Yes**
	If not, updated upto which date	**Not Applicable**

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	**Not Applicable**

Contd..4

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	**Not Applicable**

21.	The total number of requests, if any, confirmed/rejected after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	**No. of requests**	**No. of Shares**	**Reasons for delay**
Confirmed/rejected after 21 days	**106**	**10,072**	**As per Annexure-1**
Pending for more than 21 days	**3**	**244**	**As per Annexure-2**

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	**Mr Devendra Bhandari** **Tel. No. 022 - 2288 5771** **Fax. No. 022 - 2283 8430**

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	**Mr. Narayan Rathi** **Rathi & Associates** **Company Secretaries** **3rd Floor, Sundar Bhuvan,** **28/38, Perin Nariman Street,** **(Bazar Gate Street),** **Fort, Mumbai – 400 023** **Tel.: (022) 22626999** **22622552** **22654834** **Fax.: (022) 22626327** FCS No. 1433 COP. No. 1104

24.	Appointment of Common agency for share registry work	**The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company**

Contd..5

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	**The Company has applied for Delisting of its Equity Shares at the Calcutta Stock Exchange, approval for which is awaited.**

For RATHI & ASSOCIATES
COMPANY SECRETARIES

Place: **Mumbai**
Date : **April 13, 2004**

NARAYAN RATHI
PARTNER

FCS NO. 1433
COP. No. 1104

INDIAN RAYON AND INDUSTRIES LIMITED
SHARE DEPARTMENT, VERAVAL

Annexure-1

Cases where Dematerialisation Requests confirmed after 21 days from the date of Generation during the period from 01.01.2004 to 31.03.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040108	20040130	3	1	DRFs received late
20040108	20040130	4	1	DRFs received late
20040108	20040130	10	1	DRFs received late
20040108	20040130	140	1	DRFs received late
20040108	20040130	52	1	DRFs received late
20040108	20040130	6	1	DRFs received late
20040108	20040130	109	1	DRFs received late
20040108	20040130	120	1	DRFs received late
20040115	20040206	72	1	DRFs received late
20040115	20040206	6	1	DRFs received late
20040205	20040227	2	1	DRFs received late
20040225	20040318	937	1	DRFs received late
20040115	20040206	266	1	DRFs received late
20040115	20040206	30	1	DRFs received late
20040115	20040206	8	1	DRFs received late
20040115	20040206	29	1	DRFs received late
20040122	20040213	27	1	DRFs received late
20040122	20040213	54	1	DRFs received late
20040205	20040227	30	1	DRFs received late
20040205	20040227	90	1	DRFs received late
20040212	20040305	21	1	DRFs received late
20040212	20040305	94	1	DRFs received late
20040212	20040305	525	1	DRFs received late
20040224	20040317	1	1	DRFs received late
20040224	20040317	37	1	DRFs received late
20040224	20040317	14	1	DRFs received late
20040224	20040317	679	1	DRFs received late
20040224	20040317	200	1	DRFs received late
20040224	20040317	91	1	DRFs received late
20040224	20040317	15	1	DRFs received late
20040223	20040316	10	1	DRFs received late
20040223	20040316	91	1	DRFs received late
20040107	20040130	5	2	DRFs received late
20040107	20040130	75	2	DRFs received late
20040107	20040130	1	2	DRFs received late
20040114	20040206	54	2	DRFs received late
20040114	20040206	3	2	DRFs received late
20040114	20040206	6	2	DRFs received late
20040114	20040206	32	2	DRFs received late
20040114	20040206	37	2	DRFs received late
20040204	20040227	10	2	DRFs received late

Contd..2

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040204	20040227	5	2	DRFs received late
20040204	20040227	75	2	DRFs received late
20040224	20040318	63	2	DRFs received late
20040121	20040213	15	2	DRFs received late
20040121	20040213	10	2	DRFs received late
20040121	20040213	9	2	DRFs received late
20040121	20040213	95	2	DRFs received late
20040211	20040305	10	2	DRFs received late
20040211	20040305	49	2	DRFs received late
20040214	20040308	150	2	DRFs received late
20040214	20040308	112	2	DRFs received late
20040214	20040308	100	2	DRFs received late
20040214	20040308	6	2	DRFs received late
20040225	20040319	159	2	DRFs received late
20040225	20040319	179	2	DRFs received late
20040105	20040129	20	3	DRFs received late
20040105	20040129	71	3	DRFs received late
20040105	20040129	48	3	DRFs received late
20040113	20040206	279	3	DRFs received late
20040113	20040206	36	3	DRFs received late
20040120	20040213	112	3	DRFs received late
20040203	20040227	1	3	DRFs received late
20040124	20040217	7	3	DRFs received late
20040207	20040302	73	3	DRFs received late
20040221	20040316	21	3	DRFs received late
20040221	20040316	200	3	DRFs received late
20040221	20040316	21	3	DRFs received late
20040221	20040316	800	3	DRFs received late
20040224	20040319	72	3	DRFs received late
20040105	20040130	75	4	DRFs received late
20040112	20040206	20	4	DRFs received late
20040112	20040206	10	4	DRFs received late
20040112	20040206	46	4	DRFs received late
20040112	20040206	3	4	DRFs received late
20040119	20040213	22	4	DRFs received late
20040119	20040213	112	4	DRFs received late
20040210	20040305	123	5	DRFs received late
20040218	20040315	50	5	DRFs received late
20040218	20040315	75	5	DRFs received late
20040218	20040315	145	5	DRFs received late
20040218	20040315	100	5	DRFs received late
20040218	20040315	72	5	DRFs received late
20040102	20040129	9	6	DRFs received late
20040110	20040206	180	6	DRFs received late
20040110	20040206	100	6	DRFs received late
20040110	20040206	100	6	DRFs received late
20040131	20040227	50	6	DRFs received late

Contd...3

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040209	20040305	75	6	DRFs received late
20040209	20040305	225	6	DRFs received late
20040109	20040206	26	7	DRFs received late
20040128	20040311	274	22	DRF received after 30 days of its generation and processed on request of DP.
	TOTAL [A]	8686		

Cases where Dematerialisation Requests were pending after 21 days from the date of Generation and rejected after 31 days during the period from 01.01.2004 to 31.03.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040228	20040331	724	11	DRFs not Received
20040228	20040331	75	11	DRFs not Received
20040103	20040206	56	13	DRFs not Received
20040103	20040206	93	13	DRFs not Received
20040103	20040206	50	13	DRFs not Received
20040226	20040331	112	13	DRFs not Received
20040225	20040331	100	13	DRFs not Received
20040102	20040206	5	14	DRFs not Received
20040114	20040218	7	14	DRFs not Received
20040114	20040218	7	14	DRFs not Received
20040113	20040218	132	15	DRFs not Received
20040101	20040206	25	15	DRFs not Received
20040113	20040218	7	15	DRFs not Received
20040113	20040218	142	15	DRFs not Received
	TOTAL [B]	1386		

TOTAL [A+B] 10072

Annexure-2

Cases where Dematerialisation Requests were pending for demat as on 31.03.2004 for more than 21 days.

Date of Demat request	Period of 21 days expired on	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040305	20040326	105	5	DRFs not received
20040305	20040326	112	5	DRFs not received
20040304	20040325	27	6	DRFs not received
	TOTAL	244		

VERAVAL
OC

RECEIVED
2005 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDIAN RAYON
ADITYA BIRLA GROUP

July 21, 2004

Mr. Chirag Sodawaterwalla
DCS - Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22722082 / 3132

Dear Sir,

Sub: **Secretarial Audit Report – 30th June, 2004**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 30th June, 2004.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

NSEIL
23 JUL 2004
Contents not Verified

Copy to:-

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492
22104500

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com

National Securities Depository Ltd.
Trade World, 4th Floor
Kamla Mills Compound
Senapati Bapat Marg
Lower Parel
MUMBAI – 400 013

Fax # 022-24972979

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Towers
28th Floor, Dalal Street
MUMBAI – 400 001

Fax # 022-22723199

Rathi & Associates

COMPANY SECRETARIES

SUNDER BHUVAN, 3RD FLOOR, 28/38, PERIN NARIMAN STREET, (BAZAR GATE STREET), FORT, MUMBAI - 400 001. (INDIA)

TEL: 2265 4834, 2262 6999, 2262 2552 • FAX : 2262 6327 • E-Mail : nrathics@bom5.vsnl.net.in

The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by Indian Rayon And Industries Limited (hereinafter referred to as "to Company") and its In-house Share Transfer Department, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	30th June 2004
2.	ISIN	INE069A01017– Equity Shares
3.	Face Value	Rs.10/-.
4.	Name of the Company	Indian Rayon And Industries Limited
5.	Registered office Address	Junagadh – Veraval Road, Veraval 362 266, Gujarat

Contd..2

6.	Correspondence Address	Indian Rayon And Industries Limited Share Department Junagadh – Veraval Road, Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 245711 Fax.: (02876) 243220
8.	Email Address	irilsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	- The Stock Exchange, Mumbai - National Stock Exchange of India Ltd. - Calcutta Stock Exchange Assn. Ltd.

		Number of Shares
10.	Issued Capital	5,98,82,592

		Number of Shares	**% of Total Issued Capital**
11.	Listed Capital (Exchange-wise)		
	The Stock Exchange, Mumbai	5,98,76,742	99.99
	Calcutta Stock Exchange Assn. Ltd.	5,98,76,742	99.99
	National Stock Exchange of India Ltd.	5,98,76,742	99.99

		Number of Shares	**% of Total Issued Capital**
12.	Held in dematerialised form in CDSL	43,08,115	7.19
13.	Held in dematerialized form in NSDL	3,87,67,129	64.74
14.	Physical	1,68,07,348	28.07

15.	Total No. of Shares (12+13+14)	5,98,82,592

Contd. 3

RATHI & ASSOCIATES ★ BOMBAY ★ COMPANY SECRETARIES

16.	Reasons for difference if any, between (10&11) (10 & 15) (11&15)	The Company has allotted 5,160 Equity shares on 31.03.2004 and 690 Equity shares on 30.06.2004 against securities kept in abeyance. Brief details of the aforesaid securities are as under: **<u>Details of 5160 Equity Shares allotted on 31.03.04</u>** ▪ 1720 shares allotted against Fully Convertible Debentures(FCDs); ▪ 1720 shares allotted against Detachable Warrants (DWs); and ▪ 1720 Bonus shares allotted on the above 3440 shares. **<u>Details of 690 Equity Shares allotted on 30.06.04</u>** ▪ 230 shares allotted against FCDs; ▪ 230 shares allotted against DWs; and ▪ 230 Bonus shares allotted on the above 460 shares. The above referred 5160 Equity shares and 690 Equity Shares are yet to be listed at: ▪ The Stock Exchange, Mumbai **(BSE)**; ▪ The National Stock Exchange of India Limited **(NSE)**; and ▪ The Calcutta Stock Exchange Association Limited **(CSE)**

Contd..4

RATHI & ASSOCIATES
BOMBAY
COMPANY SECRE

17.	Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
Allotment of shares against FCDs and DWs kept in abeyance and Bonus shares thereon	690	690	Applied for Listing at: ▪ BSE ▪ NSE ▪ CSE	Yes	Yes	▪ BSE ▪ NSE ▪ CSE

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21.	The total number of requests, if any, confirmed/rejected after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed/rejected after 21 days	40	3284	As per Annexure-1
Pending for more than 21 days	N/A	N/A	N/A

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr. Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

Contd..5

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Himanshu Kamdar Rathi & Associates Company Secretaries 3rd Floor, Sundar Bhuvan, 28/38, Perin Nariman Street, (Bazar Gate Street), Fort, Mumbai – 400 023 Tel.: (022) 22626999 22622552 22654834 Fax.: (022) 22626327 ACS No. 11016 COP. No. 3030

24.	Appointment of Common agency for share registry work	The Company has in-house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	I) During the quarter ended 30th June 2004, the Company has received in principal approvals for listing of equity shares allotted as under : a) The Stock Exchange, Mumbai (BSE) has vide letter/s dated 31st May 2004 conveyed in principal approval for listing of an aggregate of 5160 Equity Shares allotted by the Company which were earlier kept in abeyance at the time of Rights Issue and Bonus Issue. Copies of the letter/s received from the BSE is attached as **"Annexure-2"** and **"Annexure-3"** respectively.

Contd..6

		b) National Stock Exchange of India Limited (NSE) has vide letter dated 18th June 2004 conveyed their in-principal approval for listing of 5160 Equity Shares allotted by the Company. Copy of the letter issued by NSE is attached as **"Annexure-4"** II) The Company has applied for Delisting of its Equity Shares at the Calcutta Stock Exchange for which approval is awaited.

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 21st July, 2004

HIMANSHU KAMDAR
PARTNER
ACS NO. 11016
COP. No. 3030

INDIAN RAYON AND INDUSTRIES LIMITED
SHARE DEPARTMENT, VERAVAL

Annexure-1

Cases where Dematerialisation Requests confirmed after 21 days from the date of Generation during the period from 01.04.2004 to 30.06.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040405	20040427	75	1	DRFs received late
20040408	20040430	15	1	DRFs received late
20040415	20040507	57	1	DRFs received late
20040421	20040513	125	1	DRFs received late
20040422	20040514	12	1	DRFs received late
20040412	20040504	37	1	DRFs received late
20040615	20040704	96	1	DRFs received late
20040617	20040709	45	1	DRFs received late
20040407	20040430	548	2	DRFs received late
20040520	20040612	7	2	DRFs received late
20040522	20040614	90	2	DRFs received late
20040420	20040514	50	3	DRFs received late
20040419	20040513	67	3	DRFs received late
20040615	20040709	57	3	DRFs received late
20040615	20040709	13	3	DRFs received late
20040402	20040427	60	4	DRFs received late
20040430	20040525	11	4	DRFs received late
20040520	20040615	37	5	DRFs received late
20040508	20040603	12	5	DRFs received late
20040422	20040518	223	5	DRFs received late
20040408	20040504	15	5	DRFs received late
20040519	20040615	3	6	DRFs received late
20040506	20040603	44	7	DRFs received late
20040408	20040506	24	7	DRFs received late
20040410	20040708	105	7	DRFs received late
20040410	20040708	105	7	DRFs received late
20040412	20040511	128	8	DRFs received late
20040609	20040709	2	9	DRFs received late
20040423	20040524	67	10	DRFs received late
20040608	20040709	16	10	DRFs received late
20040423	20040525	21	11	DRFs received late
20040421	20040524	50	12	DRFs received late
20040421	20040524	50	12	DRFs received late
20040421	20040524	341	12	DRFs received late
	TOTAL [A]	2608		

Contd...2

RATHI & ASSOCIATES COMPANY SECRETARIES BOMBAY

Cases where Dematerialisation Requests were pending after 21 days from the date of Generation and rejected after 31 days during the period from 01.04.2004 to 30.06.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040402	20040504	6	11	DRFs not Received
20040528	20040629	451	11	DRFs not Received
20040526	20040629	7	12	DRFs not Received
20040526	20040629	82	12	DRFs not Received
20040408	20040511	75	12	DRFs not Received
20040412	20040520	55	17	DRFs not Received
	TOTAL [B]	676		

TOTAL [A+B] 3284

RATHI & ASSOCIATES
BOMBAY
COMPANY SECRETARIES

Copy: Shri J.P. Vaja
Share Dept.
Veraval

O/C

INDIAN RAYON
ADITYA BIRLA GROUP

October 14, 2004

[redacted]
DCS - Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22722082 / 3132

Dear Sir,

Sub: **Secretarial Audit Report – 30th September, 2004**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 30th September, 2004.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

RECEIVED

THE STOCK EXCHANGE
INWARD SECTION
CONTENTS NOT VERIFIED
18/10/04

Encl: a/a

Copy to:-

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492
22104500

National Securities Depository Ltd. Fax # 022-24972979
Trade World, 4th Floor
Kamla Mills Compound
Senapati Bapat Marg
Lower Parel
MUMBAI – 400 013

Central Depository Services (India) Ltd. Fax # 022-22723199
Phiroze Jeejeebhoy Towers
28th Floor, Dalal Street
MUMBAI – 400 001

Rathi & Associates

COMPANY SECRETARIES

SUNDER BHUVAN, 3RD FLOOR, 28/38, PERIN NARIMAN STREET, (BAZAR GATE STREET), FORT, MUMBAI - 400 001. (INDIA)
TEL: 2265 4834, 2262 6999, 2262 2552 • FAX : 2262 6327 • E-Mail : nrathics@bom5.vsnl.net.in

The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Indian Rayon And Industries Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department,** for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	30th September, 2004
2.	ISIN	INE069A01017– Equity Shares
3.	Face Value	Rs.10/-
4.	Name of the Company	Indian Rayon And Industries Limited
5.	Registered office Address	Junagadh – Veraval Road, Veraval 362 266, Gujarat

Contd..2

6.	Correspondence Address	Indian Rayon And Industries Limited Share Department Junagadh – Veraval Road, Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 245711 Fax.: (02876) 243220
8.	Email Address	irilsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	- The Stock Exchange, Mumbai - Calcutta Stock Exchange Assn. Ltd. - National Stock Exchange of India Ltd.

		Number of Shares
10.	Issued Capital	5,98,82,592

		Number of Shares	**% of Total Issued Capital**
11.	Listed Capital (Exchange-wise)		
	The Stock Exchange, Mumbai	5,98,82,592	100.00
	Calcutta Stock Exchange Assn. Ltd.	5,98,76,742	99.99
	National Stock Exchange of India Ltd.	5,98,82,592	100.00

		Number of Shares	**% of Total Issued Capital**
12.	Held in dematerialised form in CDSL	46,60,239	7.78
13.	Held in dematerialized form in NSDL	3,86,43,999	64.53
14.	Physical	1,65,78,354	27.69

15.	Total No. of Shares (12+13+14)	5,98,82,592

16.	Reasons for difference if any, between (10&11) (10&15), (11&15)	The Company is yet to obtain permission from Calcutta Stock Exchange for trading of 5850 Equity Shares issued which were earlier kept in abeyance at the time of Rights/Bonus Issue

Contd..3

17.	Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
Not applicable	NA	NA	NA	NA	NA	NA

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21.	The total number of requests, if any, confirmed/rejected after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed/rejected after 21 days	91	8559	**As per Annexure-1**
Pending for more than 21 days	9	889	**As per Annexure-2**

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr. Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

Contd..4

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Narayan Rathi Rathi & Associates Company Secretaries 3rd Floor, Sundar Bhuvan, 28/38, Perin Nariman Street, (Bazar Gate Street), Fort, Mumbai – 400 023 Tel.: (022) 22626999 22622552 22654834 Fax.: (022) 22626327 FCS No. 1433 COP. No. 1104

24.	Appointment of Common agency for share registry work	The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	I) During the quarter ended 30th September 2004, the Company has received the following approvals from the Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Limited (NSE): a) BSE has vide letter/s dated 18th August 2004 and 24th August 2004 has conveyed approval for trading of an aggregate of 5160 Equity Shares allotted by the Company which were earlier kept in abeyance at the time of Rights Issue and Bonus Issue. Copies of the aforesaid letters is attached as **"Annexure-3"** and **"Annexure 3(a)"**

Contd...5

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

		b) BSE has vide letters dated 21st September 2004 conveyed approval for trading of an aggregate of 690 Equity Shares issued against conversion of Fully Convertible Debentures/ Detachable Warrants and issue of bonus shares thereon. Copy of the aforesaid letters are attached as **"Annexure-4"** and **"Annexure-4(a)"**. c) NSE vide letter dated 23rd August 2004 has conveyed approval for trading of an aggregate of 5160 Equity Shares allotted by the Company which were earlier kept in abeyance at the time of Rights Issue and Bonus Issue. Copies of the aforesaid letter is attached as **"Annexure-5"**. d) NSE vide letter dated 15th September 2004 has conveyed approval for trading of an aggregate of 690 Equity Shares issued against conversion of Fully Convertible Debentures/ Detachable Warrants and issue of bonus shares thereon. Copy of the aforesaid letter is attached as **"Annexure-6"**. II) The Company has applied for Delisting of its Equity Shares at the Calcutta Stock Exchange, approval for which is awaited.

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 14TH October, 2004

NARAYAN RATHI
PARTNER
FCS NO. 1433
COP. No. 1104

INDIAN RAYON AND INDUSTRIES LIMITED
SHARE DEPARTMENT, VERAVAL

Annexure-1

Cases where Dematerialisation Requests confirmed after 21 days from the date of Generation during the period from 01.07.2004 to 30.09.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040614	20040706	112	1	DRFs Received during Book Closure
20040614	20040706	72	1	DRFs Received during Book Closure
20040614	20040706	840	1	DRFs Received during Book Closure
20040614	20040706	19	1	DRFs Received during Book Closure
20040614	20040706	100	1	DRFs Received during Book Closure
20040614	20040706	50	1	DRFs Received during Book Closure
20040614	20040706	83	1	DRFs Received during Book Closure
20040614	20040706	84	1	DRFs Received during Book Closure
20040614	20040706	46	1	DRFs Received during Book Closure
20040615	20040707	37	1	DRFs Received during Book Closure
20040616	20040708	101	1	DRFs Received during Book Closure
20040616	20040708	168	1	DRFs Received during Book Closure
20040615	20040707	96	1	DRFs Received during Book Closure
20040617	20040709	45	1	DRFs Received during Book Closure
20040614	20040707	4	2	DRFs Received during Book Closure
20040615	20040708	22	2	DRFs Received during Book Closure
20040615	20040708	30	2	DRFs Received during Book Closure
20040615	20040708	30	2	DRFs Received during Book Closure
20040615	20040708	24	2	DRFs Received during Book Closure
20040629	20040722	50	2	DRFs Received during Book Closure
20040612	20040706	127	3	DRFs Received during Book Closure
20040612	20040706	91	3	DRFs Received during Book Closure
20040612	20040706	42	3	DRFs Received during Book Closure
20040612	20040706	38	3	DRFs Received during Book Closure
20040614	20040708	82	3	DRFs Received during Book Closure
20040614	20040708	150	3	DRFs Received during Book Closure
20040614	20040708	109	3	DRFs Received during Book Closure
20040615	20040709	300	3	DRFs Received during Book Closure
20040615	20040709	57	3	DRFs Received during Book Closure
20040615	20040709	13	3	DRFs Received during Book Closure
20040611	20040706	1	4	DRFs Received during Book Closure
20040611	20040706	37	4	DRFs Received during Book Closure
20040611	20040706	126	4	DRFs Received during Book Closure
20040611	20040706	30	4	DRFs Received during Book Closure
20040611	20040706	100	4	DRFs Received during Book Closure
20040611	20040706	267	4	DRFs Received during Book Closure
20040611	20040706	67	4	DRFs Received during Book Closure
20040611	20040706	92	4	DRFs Received during Book Closure
20040611	20040706	216	4	DRFs Received during Book Closure

Contd..2

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040611	20040706	61	4	DRFs Received during Book Closure
20040618	20040713	118	4	DRFs Received during Book Closure
20040625	20040720	133	4	DRFs Received during Book Closure
20040806	20040831	12	4	DRFs recevied late
20040610	20040706	7	5	DRFs Received during Book Closure
20040610	20040706	675	5	DRFs Received during Book Closure
20040610	20040706	24	5	DRFs Received during Book Closure
20040610	20040706	225	5	DRFs Received during Book Closure
20040611	20040707	262	5	DRFs Received during Book Closure
20040609	20040706	10	6	DRFs Received during Book Closure
20040611	20040708	70	6	DRFs Received during Book Closure
20040902	20040929	36	6	DRFs recevied late
20040609	20040707	3	7	DRFs Received during Book Closure
20040609	20040707	3	7	DRFs Received during Book Closure
20040610	20040708	18	7	DRFs Received during Book Closure
20040610	20040708	15	7	DRFs Received during Book Closure
20040610	20040708	62	7	DRFs Received during Book Closure
20040610	20040708	46	7	DRFs Received during Book Closure
20040610	20040708	48	7	DRFs Received during Book Closure
20040615	20040713	17	7	DRFs Received during Book Closure
20040610	20040708	105	7	DRFs Received during Book Closure
20040610	20040708	105	7	DRFs Received during Book Closure
20040610	20040709	2	8	DRFs Received during Book Closure
20040610	20040709	13	8	DRFs Received during Book Closure
20040819	20040917	397	8	DRFs recevied late
20040831	20040929	3	8	DRFs recevied late
20040818	20040917	133	9	DRFs recevied late
20040830	20040929	49	9	DRFs recevied late
20040609	20040709	2	9	DRFs Received during Book Closure
20040608	20040709	16	10	DRFs Received during Book Closure
	TOTAL [A]	6628		

Contd..3

RATHI & ASSOCIATES
MUMBAI
COMPANY SEC...

Cases where Dematerialisation Requests were pending after 21 days from the date of Generation and rejected by us after 31 days during the period from 01.07.2004 to 30.09.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040831	20040930	145	9	DRFs not Received
20040809	20040909	200	10	DRFs not Received
20040814	20040914	150	10	DRFs not Received
20040828	20040928	31	10	DRFs not Received
20040828	20040928	30	10	DRFs not Received
20040830	20040930	90	10	DRFs not Received
20040830	20040930	1	10	DRFs not Received
20040614	20040716	50	11	DRFs not Received
20040621	20040723	20	11	DRFs not Received
20040702	20040803	294	11	DRFs not Received
20040705	20040806	30	11	DRFs not Received
20040714	20040816	200	12	DRFs not Received
20040722	20040824	13	12	DRFs not Received
20040812	20040914	3	12	DRFs not Received
20040826	20040928	74	12	DRFs not Received
20040826	20040928	187	12	DRFs not Received
20040630	20040802	45	12	DRFs not Received
20040721	20040824	59	13	DRFs not Received
20040806	20040909	13	13	DRFs not Received
20040720	20040824	250	14	DRFs not Received
20040720	20040824	39	14	DRFs not Received
20040727	20040901	7	15	DRFs not Received
	TOTAL [B]	1931		

TOTAL [A+B] 8559

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

Annexure-2

Cases where Dematerialisation Requests were pending for demat as on 30.09.2004 for more than 21 days.

Date of Demat request	Period of 21 days expired on	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20040907	20040928	205	2	DRFs not Received
20040907	20040928	3	2	DRFs not Received
20040906	20040927	200	3	DRFs not Received
20040906	20040927	82	3	DRFs not Received
20040903	20040924	13	6	DRFs not Received
20040902	20040923	25	7	DRFs not Received
20040901	20040922	1	8	DRFs not Received
20040901	20040922	145	8	DRFs not Received
20040901	20040922	215	8	DRFs not Received
	TOTAL	889		

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

INDIAN RAYON
ADITYA BIRLA GROUP

O/C

RECEIVED
2005 FEB 22 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 19, 2005

Mr. Chirag Sodawaterwalla
DCS - Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22722082 / 3132

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 20/1/05

Dear Sir,

Sub: **Secretarial Audit Report – 31st December, 2004**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 31st December, 2004.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

RECEIVED
(Contents not Verified)
Central Depository Services (India) Ltd.
Mumbai.

Encl: a/a

Copy to:-

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

The Secretary
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Fax # 033-22104492
22104500

National Securities Depository Ltd.
Trade World, 4th Floor
Kamla Mills Compound
Senapati Bapat Marg
Lower Parel
MUMBAI – 400 013

Fax # 022-24972979

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Towers
28th Floor, Dalal Street
MUMBAI – 400 001

Fax # 022-22723199

Rathi & Associates

COMPANY SECRETARIES

SUNDER BHUVAN, 3RD FLOOR, 28/38, PERIN NARIMAN STREET, (BAZAR GATE STREET), FORT, MUMBAI - 400 001. (INDIA)
TEL: 2265 4834, 2262 6999, 2262 2552 • FAX : 2262 6327 • E-Mail : nrathics@bom5.vsnl.net.in

SHRI ATUL KAKHOTIA

FOR RECORDS 19/01/05
FILE NO 362

The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Indian Rayon And Industries Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department**, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	31st December, 2004
2.	ISIN	INE069A01017– Equity Shares
3.	Face Value	Rs.10/-
4.	Name of the Company	Indian Rayon And Industries Limited
5.	Registered office Address	Junagadh – Veraval Road, Veraval 362 266, Gujarat

Contd..2

6.	Correspondence Address	Indian Rayon And Industries Limited Share Department Junagadh – Veraval Road, Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 245711 Fax.: (02876) 243220
8.	Email Address	irilsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	- The Stock Exchange, Mumbai - National Stock Exchange of India Ltd. - Calcutta Stock Exchange Assn. Ltd

		Number of Shares
10.	Issued Capital	5,98,83,942

		Number of Shares	% of Total Issued Capital
11.	Listed Capital (Exchange-wise)		
	The Stock Exchange, Mumbai	5,98,82,592	99.99
	Calcutta Stock Exchange Assn. Ltd.	5,98,76,742	99.99
	National Stock Exchange of India Ltd.	5,98,82,592	99.99

		Number of Shares	% of Total Issued Capital
12.	Held in dematerialised form in CDSL	47,54,542	7.94
13.	Held in dematerialized form in NSDL	3,88,48,250	64.87
14.	Physical	1,62,81,150	27.19

15.	Total No. of Shares (12+13+14)	5,98,83,942

Contd

RATHI & ASSOCIATES ★ BOMBAY. COMPANY SECRETARIES ★

16.	Reasons for difference if any, between (10&11) (10&15), (11&15)	The Company has allotted 1350 Equity Shares on 19.10.2004 against securities kept in abeyance. Brief details of the aforesaid securities are as under : **Details of 1350 Equity Shares allotted on 19.10.2004** ➢ 450 Shares allotted against Fully Convertible Debentures (FCDs); ➢ 450 Shares allotted against Detachable Warrants (DWs); and ➢ 450 Bonus Shares allotted on the above 900 shares. The above referred 1350 Equity Shares are yet to be listed on all the Stock Exchange(s), where the Equity Shares of the Company are presently listed. In addition, the Company has not received permission from Calcutta Stock Exchange (CSE) for trading of 5850 Equity Shares issued during previous quarters. As explained to us, the Company has applied to Calcutta Stock Exchange for delisting of its securities.

17.	Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names).	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
Allotment of Shares against FCDs and DWs kept in abeyance and Bonus Shares thereon	1350	1350	Applied for listing at a) BSE b) NSE c) CSE	Yes	Yes	CSE

RATHI & ASSOCIATES COMPANY SECRETARIES BOMBAY

Contd..4

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21.	The total number of requests, if any, confirmed/rejected after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed/rejected after 21 days	46	3533	**As per Annexure-1A & 1B**
Pending for more than 21 days	6	685	**As per Annexure-2**

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr. Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Narayan Rathi Rathi & Associates Company Secretaries 3rd Floor, Sundar Bhuvan, 28/38, Perin Nariman Street, (Bazar Gate Street), Fort, Mumbai – 400 023 Tel.: (022) 22626999 22622552 22654834 Fax.: (022) 22626327 FCS No. 1433 COP. No. 1104

Contd.

RATHI & ASSOCIATES COMPANY SECRETARIES

24.	Appointment of Common agency for share registry work	The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company
25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	I) During the quarter ended 31st December 2004, the Company has received in-principal approvals for listing of equity shares as under: a) The Stock Exchange, Mumbai has vide letter/s dated 9th December 2004 conveyed in principal approval for listing of an aggregate of 1350 Equity Shares allotted by the Company which were earlier kept in abeyance at the time of Rights and Bonus Issue Copies of the aforesaid letters is attached as **"Annexure-3A"** and **"Annexure 3B"**
		b) National Stock Exchange of India Limited has vide letters dated 22nd December 2004 conveyed in principal approval for listing of an aggregate of 1350 Equity Shares allotted by the Company. Copy of the letter received from NSE is attached as **"Annexure-4".** II) As explained to us, issue of Equity Shares in respect of the allotment of 1350 Equity Shares done during the quarter has been in Physical Form. The Company has intimated the details of the allotments to National Securities Depository Limited and Central Securities Depository Limited.

Contd..6

		However, as informed to us, the aforesaid capital issued during the quarter is yet to be admitted by both the Depositories. III) The Company has applied for Delisting of its Equity Shares at the Calcutta Stock Exchange, approval for which is awaited

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 14TH January, 2005

NARAYAN RATHI
PARTNER

FCS NO. 1433
COP. No. 1104

INDIAN RAYON
ADITYA BIRLA GROUP

O/C

April 15, 2005

Mr. Chirag Sodawaterwalla
DCS - Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22722082 / 3132

Dear Sir,

Sub: **Secretarial Audit Report – 31st March, 2005**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 31st March, 2005.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

RECEIVED

Encl: a/a

Copy to:-

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

Rathi & Associates

COMPANY SECRETARIES

SUNDER BHUVAN, 3RD FLOOR, 28/38, PERIN NARIMAN STREET, (BAZAR GATE STREET), FORT, MUMBAI - 400 001. (INDIA)
TEL: 2265 4834, 2262 6999, 2262 2552 • FAX : 2262 6327 • E-Mail : nrathics@bom5.vsnl.net.in

To
The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Indian Rayon And Industries Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department**, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	31st March, 2005
2.	ISIN	INE069A01017– Equity Shares
3.	Face Value	Rs.10/-
4.	Name of the Company	Indian Rayon And Industries Limited
5.	Registered office Address	Junagadh – Veraval Road, Veraval 362 266, Gujarat

6.	Correspondence Address	Indian Rayon And Industries Limited Share Department Junagadh – Veraval Road, Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 248629 Fax.: (02876) 243220
8.	Email Address	irilsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	- The Stock Exchange, Mumbai - National Stock Exchange of India Ltd.

		Number of Shares
10.	Issued Capital	5,98,84,782

		Number of Shares	**% of Total Issued Capital**
11.	Listed Capital (Exchange-wise)	5,98,83,942	99.99
	The Stock Exchange, Mumbai	5,98,83,942	99.99
	National Stock Exchange of India Ltd.	5,98,83,942	99.99

		Number of Shares	**% of Total Issued Capital**
12.	Held in dematerialised form in CDSL	1,49,20,337	24.92
13.	Held in dematerialized form in NSDL	3,95,79,969	66.09
14.	Physical	53,84,476	8.99

15.	Total No. of Shares (12+13+14)	5,98,84,782

16.	Reasons for difference if any, between (10&11) (10 & 15) (11&15)	The Company has allotted 840 Equity shares on 09.03.2005 against securities kept in abeyance. Brief details of the aforesaid securities are as under : **<u>Details of 840 Equity Shares allotted on 09.03.2005</u>**

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

		❖ 280 shares allotted against Fully Convertible Debentures (FCDs); ❖ 280 shares allotted against Detachable Warrants (DWs); and ❖ 280 Bonus shares allotted on the above 560 shares. The above referred 840 Equity shares are yet to be listed at : a) The Stock Exchange, Mumbai (BSE); and b) The National Stock Exchange of India Ltd. (NSE)

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
Allotment of shares against FCDs and DWs kept in abeyance and Bonus shares thereon	840	840	Applied for Listing at : a) BSE b) NSE	No	No	BSE* NSE* * In-principal approval pending for issue of shares in electronic form.

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date.	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

21.	The total number of requests, if any, confirmed/rejected after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed/rejected after 21 days	42	2,378	As per Annexure-1A & 1B
Pending for more than 21 days	2	1,386	As per Annexure-2

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Narayan Rathi Rathi & Associates Company Secretaries 3rd Floor, Sundar Bhuvan, 28/38, Perin Nariman Street, (Bazar Gate Street), Fort, Mumbai – 400 023 Tel.: (022) 22626999 22622552 22654834 Fax.: (022) 22626327 FCS No. 1433 COP. No. 1104

24.	Appointment of Common agency for share registry work	The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	I) The Stock Exchange, Mumbai vide letters dated 12th January 2005 & 17th January 2005 and National Stock Exchange vide letter dated 17th February 2005 conveyed trading permission for an aggregate of 1350 Equity shares allotted during previous quarter ended 31st December

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

		2004. Copies of the aforesaid letters are attached as **"Annexure-3"**. **"Annexure-3(a)"** and **"Annexure-4"**. II) As explained to us, issue of Equity Shares in respect of the allotment of 840 Equity Shares done during the quarter will be in Electronic Form. The Company will intimate the details of the allotments after receiving in-principal approval for listing of 840 Equity Shares to National Securities Depository Limited and Central Securities Depository Limited. III) The Calcutta Stock Exchange has vide letter dated 24th February 2005 intimated that about delisting of the securities of the Company. Copy of said letter is attached as **"Annexure-5"**. IV) The Company proposes to issue the aforesaid newly allotted 840 Equity shares in dematerialised mode to the allottee party. Presently, considering the fact that the paid up share capital of the Company has been increased due to allotment as aforesaid, the increased capital has been clubbed as physical shares under Column no. 14 of this report.

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 12th April, 2005

NARAYAN RATHI
PARTNER
FCS NO. 1433
COP. No. 1104

INDIAN RAYON AND INDUSTRIES LIMITED
SHARE DEPARTMENT, VERAVAL

Annexure-1A

Cases where Dematerialisation Requests confirmed after 21 days from the date of Generation during the period from 01.01.2005 to 31.03.2005

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20050215	20050309	15	1	DRFs Received late
20050302	20050324	73	1	DRFs Received late
20050223	20050317	99	1	DRFs Received late
20050117	20050208	59	1	DRFs Received late
20050303	20050325	135	1	DRFs Received late
20050309	20050331	10	1	DRFs Received late
20050215	20050309	13	1	DRFs Received late
20050215	20050309	90	1	DRFs Received late
20050104	20050127	207	2	DRFs Received late
20050110	20050203	6	3	DRFs Received late
20050205	20050301	3	3	DRFs Received late
20050307	20050331	46	3	DRFs Received late
20050128	20050223	15	5	DRFs Received late
20050113	20050208	1	5	DRFs Received late
20050122	20050218	7	6	DRFs Received late
20050122	20050218	71	6	DRFs Received late
20050122	20050218	24	6	DRFs Received late
20050122	20050218	42	6	DRFs Received late
20050127	20050224	37	7	DRFs Received late
20050223	20050324	30	8	DRFs Received late
20050131	20050301	7	8	DRFs Received late
20050224	20050325	13	8	DRFs Received late
20050119	20050218	8	9	DRFs Received late
20050222	20050324	24	9	DRFs Received late
20050118	20050223	85	15	DRFs Received late
	TOTAL [A]	1120		

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

Annexure-1B

Cases where Dematerialisation Requests were pending after 21 days from the date of Generation and rejected after 30 days during the period from 01.01.2005 to 31.03.2005

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20050122	20050222	189	10	DRFs not Received
20050119	20050219	300	10	DRFs not Received
20050208	20050311	100	10	DRFs not Received
20050228	20050331	112	10	DRFs not Received
20050214	20050317	2	10	DRFs not Received
20050103	20050204	27	11	DRFs not Received
20050118	20050219	1	11	DRFs not Received
20050221	20050324	6	11	DRFs not Received
20050221	20050324	6	11	DRFs not Received
20050205	20050309	75	11	DRFs not Received
20050217	20050321	7	11	DRFs not Received
20050112	20050214	49	12	DRFs not Received
20050212	20050317	82	12	DRFs not Received
20050212	20050317	137	12	DRFs not Received
20050214	20050317	91	13	DRFs not Received
20050223	20050329	12	13	DRFs not Received
20050223	20050329	62	13	DRFs not Received
	TOTAL [B]	1258		

TOTAL [A+B] 2378


RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

Annexure-2

Cases where Dematerialisation Requests were pending for demat as on 31.03.2005 for more than 21 days.

Date of Demat request	Period of 21 days expired on	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20050301	20050322	1248	9	DRFs not Received
20050308	20050329	138	2	DRFs not Received
	TOTAL	1386		

RATHI & ASSOCIATES
COMPANY SECRETARY

INDIAN RAYON AND INDUSTRIES LIMITED
SHARE DEPARTMENT, VERAVAL

Annexure-1 A

Cases where Dematerialisation Requests confirmed after 21 days from the date of Generation during the period from 01.10.2004 to 31.12.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20041101	20041123	15	1	DRFs Received late by us
20041208	20041231	90	2	DRFs Received late by us
20041208	20041231	100	2	DRFs Received late by us
20041104	20041130	1	5	DRFs Received late by us
20041026	20041117	1	1	DRFs Received late by us
20041109	20041203	27	3	DRFs Received late by us
20041122	20041214	19	1	DRFs Received late by us
20041029	20041124	65	5	DRFs Received late by us
20041029	20041124	55	5	DRFs Received late by us
20041113	20041207	130	3	DRFs Received late by us
20041108	20041203	100	4	DRFs Received late by us
	TOTAL [A]	603		

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

Annexure- 1B

Cases where Dematerialisation Requests were pending after 21 days from the date of Generation and rejected by us after 31 days during the period from 01.10.2004 to 31.12.2004

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20041001	20041101	10	10	DRFs not Received
20041001	20041101	50	10	DRFs not Received
20041001	20041101	10	10	DRFs not Received
20041018	20041118	37	10	DRFs not Received
20041005	20041105	46	10	DRFs not Received
20041001	20041101	10	10	DRFs not Received
20041014	20041115	15	11	DRFs not Received
20041014	20041115	1	11	DRFs not Received
20041014	20041115	37	11	DRFs not Received
20041022	20041123	22	11	DRFs not Received
20041022	20041123	10	11	DRFs not Received
20041028	20041129	100	11	DRFs not Received
20041108	20041209	37	10	DRFs not Received
20041108	20041209	91	10	DRFs not Received
20041108	20041209	72	10	DRFs not Received
20041008	20041109	453	11	DRFs not Received
20041004	20041105	90	11	DRFs not Received
20041016	20041117	83	11	DRFs not Received
20041111	20041213	105	11	DRFs not Received
20041118	20041220	31	11	DRFs not Received
20041127	20041229	4	11	DRFs not Received
20041015	20041117	289	12	DRFs not Received
20041027	20041129	60	12	DRFs not Received
20041027	20041129	535	12	DRFs not Received
20041106	20041209	190	12	DRFs not Received
20041110	20041213	75	12	DRFs not Received
20041110	20041213	150	12	DRFs not Received
20041026	20041129	30	13	DRFs not Received
20041026	20041129	20	13	DRFs not Received
20041125	20041229	50	13	DRFs not Received
20041116	20041220	7	13	DRFs not Received
20041116	20041220	22	13	DRFs not Received
20041125	20041229	5	13	DRFs not Received
20041020	20041124	180	14	DRFs not Received
20041011	20041117	3	16	DRFs not Received
	TOTAL [B]	2930		

TOTAL [A+B] 3533

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

Annexure-2

Cases where Dematerialisation Requests were pending for demat as on 31.12.2004 for more than 21 days.

Date of Demat request	Period of 21 days expired on	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20041207	20041228	289	3	DRFs not Received
20041206	20041227	3	4	DRFs not Received
20041202	20041223	89	8	DRFs not Received
20041202	20041223	178	8	DRFs not Received
20041206	20041227	3	4	DRFs not Received
20041206	20041227	123	4	DRFs not Received
	TOTAL	685		

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

INDIAN RAYON
ADITYA BIRLA GROUP

July 21, 2005

Mr. Chirag Sodawaterwalla
DCS - Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22722082 / 3132

Dear Sir,

Sub: **Secretarial Audit Report – 31st March, 2005**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 30th June, 2005.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

Copy to: -

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

Rathi & Associates

COMPANY SECRETARIES

A-303, PRATHAMESH, 3RD FLOOR, RAGHUVANSHI MILLS COMPOUND, 11-12, SENAPATI BAPAT MARG, LOWER PAREL, MUMBAI- 400 013.
TEL : 2491 1222 / 333 / 444, 2491 9915 / 79 FAX : 2491 1666 ● E-Mail : nrathics@bom5.vsnl.net.in

To
The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Indian Rayon And Industries Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department**, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	30th June, 2005
2.	ISIN	INE069A01017– Equity Shares
3.	Face Value	Rs.10/-
4.	Name of the Company	Indian Rayon And Industries Limited
5.	Registered office Address	Junagadh – Veraval Road, Veraval 362 266, Gujarat

Contd..2

6.	Correspondence Address	Indian Rayon And Industries Limited Share Department Junagadh – Veraval Road, Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 248629 Fax.: (02876) 243220
8.	Email Address	irilsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	- The Stock Exchange, Mumbai - National Stock Exchange of India Ltd.

		Number of Shares
10.	Issued Capital	5,98,84,782

		Number of Shares	**% of Total Issued Capital**
11.	Listed Capital (Exchange-wise)		
	The Stock Exchange, Mumbai	5,98,84,782	100.00
	National Stock Exchange of India Ltd.	5,98,84,782	100.00

		Number of Shares	**% of Total Issued Capital**
12.	Held in dematerialised form in CDSL	1,47,28,411	24.59
13.	Held in dematerialized form in NSDL	3,99,42,779	66.70
14.	Physical	52,13,592	8.71

15.	Total No. of Shares (12+13+14)	5,98,84,782

16.	Reasons for difference if any, between (10&11) (10 & 15) (11&15)	N.A.

Contd..3

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

17.	Certifying the details of changes in share capital during the quarter under consideration as per Table below :					
Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
			-- NIL --			

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21.	The total number of requests, if any, confirmed/rejected after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed/rejected after 21 days	42	4,340	As per Annexure-1A & 1B
Pending for more than 21 days	3	805	As per Annexure-2

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

Contd..4

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Himanshu Kamdar Rathi & Associates Company Secretaries A-303, Prathmesh, 3rd Floor, Raghuvanshi Mills Compound, 11-12, Senapati Bapat Marg, Lower Parel, Mumbai-400013 Tel.: (022) 24911222 24911333 24911444 Fax.: (022) 24911666 E-mail: rathiassociates@hathway.com ACS No.:11016 CP. No.: 3030

24.	Appointment of Common agency for share registry work	The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	1) The Stock Exchange, Mumbai and National Stock Exchange, Mumbai have vide letter/s dated June 7, 2005 conveyed listing and trading permission of 840 equity shares allotted on 9th March, 2005. Copies of the aforesaid letter/s are attached as "Annexure-3" and "Annexure-3A" respectively 2) Central Depository Services (India) Limited and National Services Depository Limited have vide letter/s dated May 31, 2005 and June 30, 2005 communicated about admission of 840 Equity Shares allotted on 9th March 2005.

Contd..5

RATHI & ASSOCIATES
MUMBAI
COMPANY SECRETARY

		Copies of the aforesaid letter/s are attached as "Annexure-4" and "Annexure-4A" respectively.

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 19TH July 2005

HIMANSHU KAMDAR
PARTNER
ACS No.:11016
CP. No.: 3030

INDIAN RAYON AND INDUSTRIES LIMITED
SHARE DEPARTMENT, VERAVAL

Annexure-1A

Cases where Dematerialisation Requests confirmed after 21 days from the date of Generation during the period from 01.04.2005 to 30.06.2005

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20050608	20050630	289	1	DRFs Received late
20050608	20050630	1	1	DRFs Received late
20050607	20050629	7	1	DRFs Received late
20050607	20050629	30	1	DRFs Received late
20050607	20050629	7	1	DRFs Received late
20050607	20050629	30	1	DRFs Received late
20050607	20050629	261	1	DRFs Received late
20050607	20050630	20	2	DRFs Received late
20050427	20050520	24	2	DRFs Received late
20050420	20050513	14	2	DRFs Received late
20050604	20050629	117	4	DRFs Received late
20050604	20050629	97	4	DRFs Received late
20050527	20050621	25	4	DRFs Received late
20050411	20050506	2	4	DRFs Received late
20050603	20050629	2	5	DRFs Received late
20050604	20050630	445	5	DRFs Received late
20050604	20050630	156	5	DRFs Received late
20050526	20050621	825	5	DRFs Received late
20050603	20050630	48	6	DRFs Received late
20050603	20050630	660	6	DRFs Received late
20050511	20050608	11	7	DRFs Received late
20050608	20050630	189	1	DRFs Received late
20050601	20050630	7	8	DRFs Received late
20050502	20050603	11	11	DRFs Received late
20050528	20050629	25	11	DRFs Received late
20050502	20050603	60	11	DRFs Received late
20050502	20050603	56	11	DRFs Received late
20050524	20050630	15	16	DRFs Received late
	TOTAL [A]	3434		

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

Annexure-1B

Cases where Dematerialisation Requests were pending after 21 days from the date of Generation and rejected after 30 days during the period from 01.04.2005 to 30.06.2005

Date of Demat request	Date of confirmation	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20050516	20050616	200	10	DRFs not Received
20050516	20050616	91	10	DRFs not Received
20050516	20050616	22	10	DRFs not Received
20050418	20050519	7	10	DRFs not Received
20050422	20050523	74	10	DRFs not Received
20050415	20050517	95	11	DRFs not Received
20050415	20050517	2	11	DRFs not Received
20050429	20050531	10	11	DRFs not Received
20050406	20050509	100	12	DRFs not Received
20050406	20050509	225	12	DRFs not Received
20050405	20050510	2	14	DRFs not Received
20050525	20050630	52	15	DRFs not Received
20050402	20050510	19	17	DRFs not Received
20050518	20050628	7	20	DRFs not Received
	TOTAL [B]	906		

TOTAL [A+B] 4340

Annexure-2

Cases where Dematerialisation Requests were pending for demat as on 30.06.2005 for more than 21 days.

Date of Demat request	Period of 21 days expired on	No. of shares	Delay in days	Reasons for delay
(a)	(b)	(c)	(d) = (b-a-21)	
20050606	20050627	4	3	DRFs not Received
20050602	20050623	1	7	DRFs not Received
20050601	20050622	800	8	DRFs not Received
	TOTAL	805		

INDIAN RAYON

ADITYA BIRLA GROUP

SHRI · ATUL LAKHOTIA

RECEIVED
2005 FEB 22 P 2:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

O/C

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.....
DATE..... 22/10/5 13-45

October 20, 2005

Mr. Chirag Sodawaterwalla
DCS - Listing
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Dear Sir,

Sub: **Secretarial Audit Report – 30th September, 2005**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 30th September, 2005.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

Copy to: -

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Rathi & Associates

COMPANY SECRETARIES

A-303, PRATHAMESH, 3RD FLOOR, RAGHUVANSHI MILLS COMPOUND, 11-12, SENAPATI BAPAT MARG, LOWER PAREL, MUMBAI- 400 013.
TEL : 2491 1222 / 333 / 444, 2491 9915 / 79 FAX : 2491 1666 ● E-Mail : nrathics@bom5.vsnl.net.in

To
The Board of Directors
Indian Rayon And Industries Limited
Junagadh – Veraval Road,
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Indian Rayon And Industries Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department**, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	30th September, 2005
2.	ISIN	INE069A01017- Equity Shares
3.	Face Value	Rs.10/-
4.	Name of the Company	Indian Rayon And Industries Limited
5.	Registered office Address	Junagadh – Veraval Road, Veraval 362 266, Gujarat

Contd..2

RATHI & ASSOCIATES COMPANY SECRETARY

6.	Correspondence Address	Indian Rayon And Industries Limited Share Department Junagadh – Veraval Road, Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 248629 Fax.: (02876) 243220
8.	Email Address	irilsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	- The Stock Exchange, Mumbai - National Stock Exchange of India Ltd.

		Number of Shares
10.	Issued Capital	5,98,89,252

		Number of Shares	% of Total Issued Capital
11.	Listed Capital (Exchange-wise)		
	The Stock Exchange, Mumbai	5,98,89,252	100.00
	National Stock Exchange of India Ltd.	5,98,89,252	100.00

		Number of Shares	% of Total Issued Capital
12.	Held in dematerialised form in CDSL	1,45,26,440	24.26
13.	Held in dematerialized form in NSDL	4,03,46,121	67.37
14.	Physical	50,16,691	8.37

15.	Total No. of Shares (12+13+14)	5,98,89,252

16.	Reasons for difference if any, between (10&11) (10 & 15) (11&15)	N.A.

Contd..3

RATHI & ASSOCIATES MUMBAI COMPANY SECRETARY

17.	Certifying the details of changes in share capital during the quarter under consideration as per Table below :					
Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
Allotment of shares against FCDs and DWs kept in abeyance at the time of Rights Issue and Bonus Shares thereon.	4470	4470	Listed at a) BSE b) NSE	Yes	Yes	No.

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21.	The total number of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 days	25	2533	Delay due to late receipt of DRF
Pending for more than 21 days	24	2210	Due to Non-Receipt of DRF and/ physical shares

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

Contd..4

RAVI & ASSOCIATES COMPANY SECRETARY

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Narayan Rathi Rathi & Associates Company Secretaries A-303, Prathmesh, 3rd Floor, Raghuvanshi Mills Compound, 11-12, Senapati Bapat Marg, Lower Parel, Mumbai-400013 Tel.: (022) 24911222 24911333 24911444 Fax.: (022) 24911666 E-mail: rathiassociates@hathway.com FCS No. 1433 COP. No. 1104

24.	Appointment of Common agency for share registry work	The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	1) The Stock Exchange, Mumbai vide letter dated 10th August 2005 and 11th August 2005 approved listing application for 2980 Equity Shares kept in abeyance at the time of Rights Issue and 1490 bonus equity shares thereon. Copies of the aforesaid letter/s are attached as **"Annexure-1"** and **"Annexure-1A"** respectively 2) The National Stock Exchange, vide letter dated 16th August 2005 has approved the listing application for 4470 equity shares which were kept in abeyance earlier. Copy of the aforesaid letter is attached as **"Annexure-2**

Contd..3

RATHI & ASSOCIATES COMPANY SECRETARY

		3) Central Depository Services (India) Limited and National Services Depository Limited have vide letter/s dated August 24, 2005 and September 26, 2005 communicated about admission of 4470 equity shares allotted which were earlier kept in abeyance. Copies of the aforesaid letter/s are attached as **"Annexure-3"** and **"Annexure-3A"** respectively.

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 21th October 2005

NARAYAN RATHI
PARTNER
FCS No. 1433
COP. No. 1104

Rathi & Associates

COMPANY SECRETARIES

A-303, PRATHAMESH, 3RD FLOOR, RAGHUVANSHI MILLS COMPOUND, 11-12, SENAPATI BAPAT MARG, LOWER PAREL, MUMBAI- 400 013.
TEL : 2491 1222 / 333 / 444, 2491 9915 / 79 FAX : 2491 1666 • E-Mail : nrathics@bom5.vsnl.net.in

The Board of Directors
Aditya Birla Nuvo Limited
Indian Rayon Compound
Veraval 362 266,
Gujarat

We have examined the Register of Members, beneficiary details furnished by the Depositories and other records / documents maintained by **Aditya Birla Nuvo Limited** (hereinafter referred to as "to Company") and its **In-house Share Transfer Department**, for issuing this certificate, in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31,2002 issued by the Securities and Exchange Board of India read with Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996.

In our opinion and to the best of our knowledge and according to the information and explanations given to us and based on such verification as considered necessary by us, we hereby certify the secretarial audit report in the prescribed format as under :

1	For Quarter Ended	31st December, 2005
2.	ISIN	INE069A01017– Equity Shares
3.	Face Value	Rs.10/-
4.	Name of the Company	Aditya Birla Nuvo Limited
5.	Registered office Address	Indian Rayon Compound, Veraval 362 266, Gujarat

6.	Correspondence Address	Aditya Birla Nuvo Limited Share Department Indian Rayon Compound Veraval 362 266, Gujarat
7.	Telephone & Fax No.	Tel.: (02876) 248629 Fax.: (02876) 243220
8.	Email Address	abnlsecretarial@adityabirla.com
9.	Name of the Stock Exchanges where the Company's securities are listed	Bombay Stock Exchange Ltd. ("BSE) National Stock Exchange of India Ltd. ("NSE")

		Number of Shares
10.	Issued Capital	5,98,89,252

		Number of Shares	**% of Total Issued Capital**
11.	Listed Capital (Exchange-wise)		
	Bombay Stock Exchange Ltd.	5,98,89,252	100.00
	National Stock Exchange of India Ltd.	5,98,89,252	100.00

		Number of Shares	**% of Total Issued Capital**
12.	Held in dematerialised form in CDSL	1,42,17,879	23.74
13.	Held in dematerialized form in NSDL	4,08,28,082	68.17
14.	Physical	48,43,291	8.09

15.	Total No. of Shares (12+13+14)	5,98,89,252

16.	Reasons for difference if any, between (10&11) (10 & 15) (11&15)	N.A.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars of changes in share capital	No. of Shares	Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principal approval pending for Stock Exchanges (Specify Names)
			- N.A. -			

RATHI & ASSOCIATES COMPANY SECRETARY

18.	Register of Members is updated (Yes/No)	Yes
	If not, updated upto which date	Not Applicable

19.	Reference of previous quarter with regards to excess dematerialized shares, if any.	Not Applicable

20.	Has the Company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21.	The total number of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 days	37	4,292	Delay due to late receipt of DRF
Pending for more than 21 days	2	334	Due to non-receipt of DRF and Physical Shares

22.	Name, Telephone & Fax No. of the Compliance Officer of the Company	Mr. Devendra Bhandari Tel. No. 022 – 5652 5585 Fax. No. 022 – 5652 5821

23.	Name, Address, Tel & Fax No., Regn. No. of the Auditor	Mr. Narayan Rathi Rathi & Associates Company Secretaries A-303, Prathamesh, 3rd Floor, Raghuvanshi Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013. Tel.: (022) 24911222/ 333 / 444 Fax.: (022) 24911666 FCS No. 1433 COP. No. 1104

Contd..4

RATHI & ASSO... COMPANY SECRETARY

24.	Appointment of Common agency for share registry work	The Company has in- house Share department both for Share Registry work and connectivity with depositories. The Share Department of the Company is situate at the Registered office of the Company.

25.	Any other Detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchanges, company changed its name etc.	The name of the Company has changed from "Indian Rayon And Industries Limited" to "Aditya Birla Nuvo Limited" vide Fresh Certificate of Incorporation pursuant to change of name dated 27th October 2005 issued by the Registrar of Companies, Gujarat. A copy of the aforesaid Certificate is attached as **"Annexure-1"**. BSE and NSE have vide letter dated 29th November 2005 and 7th December 2005 respectively confirmed that the aforesaid change of name of the Company has been taken on record. Copies of the aforesaid letter(s) are attached as **"Annexure-2"** and **Annexure-2(a)"** respectively. Upon perusal of the reconciliation statement for RTA in respect of both depositories, it has been noted. that both NSDL and CDSL have taken on record the aforesaid change in the ISIN no. allotted to the Company. However, it has been observed that the RTA ID appearing Reconciliation for RTA in CDSL systems continue to reflect the old name of the Company. Copies of the reconciliation statement taken from both depositories are attached as **"Annexure-3"** and **"Annexure-3(a)"** respectively.

For **RATHI & ASSOCIATES**
COMPANY SECRETARIES

Place: Mumbai
Date : 21st January 2006

NARAYAN RATHI
PARTNER

FCS NO. 1433
COP. No. 1104

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

O/C

January 23, 2006

Mr. Chirag Sodawaterwalla
DCS - Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Dear Sir,

Sub: **Secretarial Audit Report – 31st December, 2005**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 31st December, 2005.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

Copy to: -

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

NSEIL
23 JAN 2006
Contents not Verified

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

January 23, 2006

Mr. Chirag Sodawaterwalla
DCS - Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Dear Sir,

Sub: **Secretarial Audit Report – 31st December, 2005**
Scrip Code – BSE – 500 303

Pursuant to the Circular No.D&CC/FITTC/CIR-16/2002 dated 31.12.2002 & letter No.MRD/ALLSE1/15489/2003 dtd.14.8.03 issued by Securities & Exchange Board of India (SEBI) and Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 in respect of the above, enclosed please find a copy of the Secretarial Audit Report of M/s. Rathi & Associates, Practising Company Secretary, for the quarter ended 31st December, 2005.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a

Copy to: -

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENT NOT VERIFIED
SIGN.........
DATE 23/1/06

(24)

INDIAN RAYON

ADITYA BIRLA GROUP

SHRI RAJESH CHAUDHARY
SHARES DEPT.
VERAVAL

RECEIVED
2004 FEB 22 P 2:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Takeover code file

1/5/04

28th April, 2004

The Executive Director
The Stock Exchange - Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI - 400 001

The Executive Director
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block, Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

The Executive Director
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
CALCUTTA - 700 001.

Dear Sir,

Sub: Compliance of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares And Takeovers), Regulations, 1997
Ref: Scrip Code BSE 500 303

In terms of Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997, we are furnishing herewith the following information in the format prescribed by you:

[1] Information about persons holding more than 15% shares or Voting Rights (VRs) (**Annexure "A"**).

[2] Promoter(s) or every person having control over the Company and also persons acting in concert with him (**Annexure "B"**).

The above is for your information and record.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.,

Devendra Bhandari
Company Secretary

Encl.: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
92, Sakhar Bhavan, 9th Floor, 230 Nariman Point, Mumbai - 400 021. • Tel. : 91-22-2204 5004 • Fax : 91-22-2204 3686 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

ANNEXURE 'A'

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	**Indian Rayon and Industries Limited (IRIL)** Veraval – 362 266 (Gujarat)
Date of Reporting	28th April, 2004
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Stock Exchange, Mumbai (2) National Stock Exchange of India Ltd. (3) The Calcutta Stock Exchange Association Ltd.(#)

(#) Applied for delisting.

(i) **Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)**

Name of persons holding more than 15% shares or voting rights	Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.

SNo.	Names	As on 31st March, 2004		As on 31st March, 2003		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (Current Year)$		As on last date of Book Closure for dividend (1st August, 2003		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
				-- N I L --									

$ Book Closure of Share transfer Books of Equity Shares for the year ended 31st March, 2004 is yet to be fixed.

ANNEXURE 'B'

(ii) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

Names of the Promoter(s) / person having control / percens acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (II) as informed to target Company u/r 8(2)											
SNo.	Names	As on 31st March, 2004		As on 31st March, 2003		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (Current Year)$		As on last date of Book Closure for dividend (1st August, 2003)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
I	**Shares held by Promoters of IRIL**												
1	Grasim Industries Ltd. P.O. Birlagram Nagda – 456 331(M.P.)	2964111	4.95	2964111	4.95	0	0.00	N.A.	N.A.	2964111	4.95	N.A.	N.A.
2	Hindalco Ind. Ltd. @ "Century Bhawan", 3rd Floor Dr. Annie Besant Road Mumbai – 400 025	7663535	12.80	5876536	9.81	1786999	2.98	N.A.	N.A.	7663535	12.80	N.A.	N.A.
3	Indo Gulf Corpn. Ltd. @ PO. Jagdishpur Indl. Area Distt. Sultanpur – 227817	0	0.00	1786999	2.98	-1786999	-2.98	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Trapti Trading & Investments Pvt. Ltd. P.O. Birlagram Nagda – 456 331	1696974	2.83	1696974	2.83	0	0.00	N.A.	N.A.	1696974	2.83	N.A.	N.A.
5	Turquoise Invstments & Finance Pvt. Ltd. P.O. Birlagram Nagda – 456 331	2598639	4.34	2598639	4.34	0	0.00	N.A.	N.A.	2598639	4.34	N.A.	N.A.
6	Seshasayee Properties Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Gwalior Properties And Estates Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
	Birla Group Holdings Pvt. Ltd. "Industry House", 1st Floor 159, Churchgate Reclamation Mumbai – 400 020	37574	0.06	37574	0.06	0	0.00	N.A.	N.A.	37574	0.06	N.A.	N.A.
II	**Shares held by Directors of Indian Rayon and Industries Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	103285	0.17	103285	0.17	0	0.00	N.A.	N.A.	103285	0.17	N.A.	N.A.
3	Shri H.J. Vaidya 501, Everest Chambers Off. Mount Pleasant Road Malabar Hill Mumbai – 400 006	5384	0.01	5884	0.01	-500	0.00	N.A.	N.A.	5384	0.01	N.A.	N.A.
4	Shri B.L. Shah 'Manisha' 69-A, Napean Sea Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Ms. Tarjani Vakil A-1, Ishwardas Mansion Nana Chowk Mumbai – 400 007	90	0.00	90	0.00	0	0.00	N.A.	N.A.	90	0.00	N.A.	N.A.
6	Shri Baldev Raj Gupta Flat No.6, Ground Floor, Sheetal Apartment Apna Ghar, Unit No.9, Lokhandwala Shree Swami Samarath Nagar Andheri (West), Mumbai - 400 053	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
	Shri P.Murari 1st Floor, House No.219 Sector 15-A, Noida - 201301	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Shri Vikram Dhondu Rao 3283, 12th Main, 8th Cross HAL II Stage, Indiranagar Bangalore - 560038	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Shri Harsh V Lodha 8, National Tower, 13 Loudon Street Kolkata – 700 017	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

@ Pursuant to the Scheme of Arrangment between Hindalco Industries Limited (Hindalco), Indo Gulf Corporation Ltd. (IGCL), Indo Gulf Fertilisers Ltd. (IGFL) and their respective shareholders and creditors sanctioned by the Hon'ble High Court of Mumbai and the Hon'ble Allhabad High Court, Lucknow Bench, 17,86,999 shares of the Company held by the IGCL have been transferred in the name of Hindalco on 12.04.2003

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
	Shares held by relatives of Directors of IRIL												
II(a)	**Relatives of Shri Kumar Mangalam Birla**												
1	Smt Neerja Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Master Aryaman Vikram Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Kum Ananyashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Kum Advaitesha Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Smt Sarla Devi Birla	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Smt Parvati Devi Fomra C/o Arvind Oil Co. 23/24, Radha Bazar Street Kolkata - 700 001	3000	0.01	3000	0.01	0	0.00	N.A.	N.A.	3000	0.01	N.A.	N.A.
9	Ms Vasavdatta bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Shri Kushagra Nayan Bajaj	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
II(b)	**Relatives of Smt Rajashree Birla**												
1	Smt Parvati Devi Fomra C/o Arvind Oil Co. 23/24 Radha Bazar Street Kolkata - 700 001	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
2	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Smt Neerja Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Ms Vasavdatta Bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Ms Manju Newar C/O O.B. Newar & CO. 23/24, Radha Bazar Street Calcutta – 700 001	3628	0.01	3628	0.01	0	0.00	N.A.	N.A.	3628	0.01	N.A.	N.A.
7	Master Aryaman Vikram Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
	Kum Ananyashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Kum Advaitesha Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Shri Kushagra Nayan Bajaj	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
11	Kum Anandmayee Bajaj	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
12	Smt Pushpa Bai Bhatter	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
13	Smt Sangeeta Maheshwari	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
14	Shri Ram Das Bhatter 18, Netaji Subhash Road Kolkata - 700 001	317	0.00	868	0.00	-551	0.00	N.A.	N.A.	317	0.00	N.A.	N.A.
15	Shri Arvind Newar	4000	0.01	4045	0.01	-45	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
16	Shri Vinod Maheshwari	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
17	Smt Sarla Devi Birla	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
18	Smt Jayashree Mohta	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
19	Ms Manjushree Khaitan	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
20	Shri Prakash Kumar Mohta 22, Belvedere Road Calcutta – 700 027	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
III	**Shares held by Persons acting in Concert**												
1	Kesoram Ind. Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	425829	0.71	419815	0.70	6014	0.01	N.A.	N.A.	419815	0.70	N.A.	N.A.
2	KICM Investment Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	185000	0.31	191014	0.32	-6014	-0.01	N.A.	N.A.	191014	0.32	N.A.	N.A.
3	Pilani Investment & Ind. Corpn Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	165753	0.28	165753	0.28	0	0.00	N.A.	N.A.	165753	0.28	N.A.	N.A.
4	Kamal Trading Co Pvt. Ltd. 15, India Exchange Place Calcutta – 700 001	103989	0.17	103989	0.17	0	0.00	N.A.	N.A.	103989	0.17	N.A.	N.A.
5	Birla Consultants Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	26400	0.04	26400	0.04	0	0.00	N.A.	N.A.	26400	0.04	N.A.	N.A.
6	Birla Industrial Invest.(India) Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	5400	0.01	5400	0.01	0	0.00	N.A.	N.A.	5400	0.01	N.A.	N.A.
7	Birla Industrial Finance(India) ltd. "Century Bhawan", Dr. A.B. Road Mumbai - 400 025	25350	0.04	25350	0.04	0	0.00	N.A.	N.A.	25350	0.04	N.A.	N.A.
8	Vikram Holdings Pvt. Ltd. "Industry House", 6th Floor, 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Essel Mining & Ind. Ltd. "Industry House", 10, Camac Street Calcutta – 700 017	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Eastern Spinning Mills & Industries Ltd. Vill. Pirgachha, P.O. kadamgachhi Dist. North, 24, Parganas, Barasat	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
	Vaibhav Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
12	Rajratna Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
13	Global Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
14	ECE Industries Ltd. ECE House, 28-A, Kasturba Gandhi Marg New Delhi – 110 001	105568	0.18	105568	0.18	0	0.00	N.A.	N.A.	105568	0.18	N.A.	N.A.
15	BGFL Retail Finance Ltd. Apeejay, 2nd Floor Shahid Bhagat Singh Road Fort, Mumbai – 400 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
16	PSI Data Systems Limited 19, Primrose Road Bangalore – 560 025	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
17	Birla Technologies Limited 19, Primrose Road Bangalore – 560 025	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
18	Indian Aluminium Co. Limited 1, Middleton Street Kolkata – 700 071	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
19	BGH Exim Limited 71A, Mittal Chambers th Floor, Nariman Point Mumbai - 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
20	Birla TMT Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
21	TGS Investments & Trade Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
22	IGH Holdings Pvt. Ltd. Industry House 159, Churchgate Reclamation Mumbai - 400 020	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
23	Umang Commercial Co. Ltd. R. No. 6A, 6th Floor 34A, Metcalfe Street Kolkata - 700 013	976163	1.63	138335	0.23	837828	1.40	N.A.	N.A.	138335	0.23	N.A.	N.A.

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
IV	**Shares held by Directors of Promoters of IRIL**												
A	**Shares held by Directors of Grasim Industries Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri M.L. Apte 24-B Woodlands Pedder Road Mumbai - 400026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri Y.P. Gupta Flat No.5, Jeevan Anand 55-A, Bhulabhai Desai Road Opp. Breach Candy Hospital Mumbai – 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri M.C. Bagrodia Industry House 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Shri B.V. Bhargava Gulmohar Apartment Flat No.1201, "A" Wing Cesar Road, Amboli Andheri (W) Mumbai – 400058	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Shri S.G. Subrahmanyan 75, 2nd Street,Karpagam Avenue R A Puram, Chennai – 600 028	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Shri R.C. Bhargava 220 Sector 15-A Noida UP 201301	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
	Shri Cyril Shroff Lentin Chambers Dalal Street, Fort Mumbai – 400 025	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Shri Shailendra K Jain Grasim Staff Colony Birlagram Nagda – 456 331	116	0.00	116	0.00	0	0.00	N.A.	N.A.	116	0.00	N.A.	N.A.
B	**Shares held by Directors of Hindalco Ind. Ltd.**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri T.K. Sethi Kamal Villa, Dewas Road Ujjain – 456 010	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri C.M. Maniar Garden House, 1st Floor Chowpatty Band Stand Dadyseth 2nd Lane, Mumbai - 400007	504	0.00	504	0.00	0	0.00	N.A.	N.A.	504	0.00	N.A.	N.A.
5	Shri E.B. Desai "Sonarica", 81-A, Soviet Club Road Off Peddar Road, Mumbai - 400006	4000	0.01	4000	0.01	0	0.00	N.A.	N.A.	3500	0.01	N.A.	N.A.
6	Shri S.S. Kothari 87-B, Gaurav Nagar Civil Lines Jaipur – 302 006	978	0.00	978	0.00	0	0.00	N.A.	N.A.	978	0.00	N.A.	N.A.
7	Shri M.M. Bhagat 13, Kabir Road Calcutta – 700 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Shri A.K. Agarwala Hindalco Admn Colony P.O. Renukoot – 231 217	88	0.00	88	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
C	**Shares held by Directors of Indo Gulf Corporation Limited @**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri M.C. Bagrodia B-2, 15th Floor Prithvi Apartments Altamount Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Sanjiv Nair Managing Director The Pradeshiya Industrial & Investment Corporation of U.P. Ltd. PICUP Bhawan, Vibhuti Khand Gomti Nagar, Lucknow - 226 010.	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri Vashdev T. Purswani 18th Floor, Inter Tower 35, Sukhumvit Road Bangkok 10 110(Thailand)	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Shri Vishwanath N. Nadkarni 12, Jayshree 75, Abdul Gaffar Khan Marg Worli Seaface, Mumbai – 400 025	510	0.00	510	0.00	0	0.00	510	0.00	510	0.00	0	0.00
7	Shri Dhirajlal C. Gami 9, Amee Society, Diwalipura Baroda – 390 015	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri Debu Bhattacharya 1st Floor, Napean House Ridge Road Mumbai – 400 052	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Shri Arunkumar R. Gandhi 10, Sudama 214, Walkeshwar Road Mumbai – 400 006	87	0.00	87	0.00	0	0.00	87	0.00	87	0.00	0	0.00
D	**Shares held by Directors of Trapti Trading & Investments Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri B.L. Shah 69-A, Manisha Apartment Napean Sea Road, Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
E	**Shares held by Directors of Turquoise Investments & Finance Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri G.M. Loyalka Ratnakar Bldg., 4th Floor I.D. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
F	**Shares held by Directors of Seshasayee Properties Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri L.K. Daga, Tulsi Vihar Dr A.B. Road, Worli Mumbai – 400 018	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
G	Shares held by Directors of Gwalior Properties & Estates Private Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri Arvind Kumar Newar 23/24, Radha Bazar Street Calcutta – 700 001	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
4	Shri Om Prakash Bhalotia H-42, Green Park Extension New Delhi – 110 016	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri Pradeep Kumar Jajodia C-1, Ananta Apartments 752, Dr. R.P. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
H	Shares held by Directors of Birla Group Holding Private Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri P K Jajodia C – 1, Ananat Apartments 726, Dr. R B Patel Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri Suresh Tapuriah 4A, IL Palazoo Little Gibbs Road Mumbai – 400 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri L K Daga 5B, Purshottam Bhawan Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
V	Person entrusted with the responsibility of management of the funds of the Companies												
1	Shri D.D. Rathi, CFO Grasim Industries Ltd. Nagda	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Shri A.K. Agarwala, Manager Hindalco Industries Ltd. Renukoot	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Shri N.L. Jain Executive President Indo Gulf Corporation Ltd. Jagdishpur - 227 817	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri G.K. Tulsian, Manager Trapti Trading and Investment Pvt. Ltd. Nagda	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

* Denotes included elsewhere

$ Book Closure of Share transfer Books of Equity Shares for the year ended 31st March, 2004 is yet to be fixed.

@ Ceased to exist pursuant to Scheme of Arrangement between Hindalco, IGCL and IGFL and then respective shareholders & creditors.

8(3)_SE_31032004.xls


INDIAN RAYON
ADITYA BIRLA GROUP

27th July, 2004

The Executive Director
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towrs
Dalal Street
MUMBAI – 400 001


THE STOCK EXCHANGE
MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE: TIME:

The Executive Director
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block, Bandar-Kurla Complex
Bandra (East)
MUMBAI – 400 051

The Executive Director
The Calcutta Stock Exchange Association Ltd.
7, Lyons Range
KOLKATA – 700 001

Dear Sir,

Sub.: Compliance of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares And Takeovers) Regulations, 1997
Ref.: Scrip Code BSE 500 303

In terms of Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are furnishing herewith the following information in the format prescribed by you:

(1) Information about persons holding more 15% shares or Voting Rights (VRs) **(Annexure "A")**

(2) Promoter(s) or every person having control over the Company and also persons acting in concert with him **(Annexure "B")**.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Company Secretary

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 4th Floor, 'A' Wing, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel.: 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

ANNEXURE 'A'

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	**Indian Rayon and Industries Limited (IRIL)** Veraval – 362 266 (Gujarat)
Date of Reporting	27th July, 2004
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Stock Exchange, Mumbai (2) National Stock Exchange of India Ltd. (3) The Calcutta Stock Exchange Association Ltd.(#)

(#) Applied for delisting.

(i) **Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)**

Name of persons holding more than 15% shares or voting rights	Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.

SNo.	Names	As on 31st March, 2004		As on 31st March, 2003		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (30th June, 2004)		As on last date of Book Closure for dividend (1st August, 2003		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
				– N I L –									

ANNEXURE 'B'

(II) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

Names of the Promoter(s) / person having control / persons acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (II) as informed to target Company u/r 8(2)											
SNo.	Names	As on 31st March, 2004		As on 31st March, 2003		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (30th June, 2004)		As on last date of Book Closure for dividend (1st August, 2003		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
I	Shares held by Promoters of IRIL												
1	Grasim Industries Ltd. P.O. Birlagram Nagda – 456 331(M.P.)	2964111	4.95	2964111	4.95	0	0.00	2964111	4.95	2964111	4.95	0	0.00
2	Hindalco Ind. Ltd. @ "Century Bhawan", 3rd Floor Dr. Annie Besant Road Mumbai – 400 025	7663535	12.80	5876536	9.81	1786999	2.98	7663535	12.80	7663535	12.80	0	0.00
3	Indo Gulf Corpn. Ltd. @ PO. Jagdishpur Indl. Area Distt. Sultanpur – 227817	0	0.00	1786999	2.98	-1786999	-2.98	0	0.00	0	0.00	0	0.00
4	TrapliTrading & Investments. Pvt. Ltd. P.O. Birlagram Nagda – 456 331	1696974	2.83	1696974	2.83	0	0.00	1696974	2.83	1696974	2.83	0	0.00
5	Turquoise Invstments & Finance Pvt. Ltd. P.O. Birlagram Nagda – 456 331	2598639	4.34	2598639	4.34	0	0.00	2598639	4.34	2598639	4.34	0	0.00
6	Seshasayee Properties Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Gwalior Properties & Estates Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Birla Group Holdings Pvt. Ltd. "Industry House", 1st Floor 159, Churchgate Reclamation Mumbai – 400 020	37574	0.06	37574	0.06	0	0.00	37574	0.06	37574	0.06	0	0.00
II	Shares held by Directors of Indian Rayon and Industries Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	103285	0.17	103285	0.17	0	0.00	103285	0.17	103285	0.17	0	0.00
3	Shri H.J. Vaidya 501, Everest Chambers Off. Mount Pleasant Road Malabar Hill Mumbai – 400 006	5384	0.01	5884	0.01	-500	0.00	5384	0.01	5384	0.01	0	0.00
4	Shri B.L. Shah 'Manisha' 69-A, Napean Sea Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Ms. Tarjani Vakil A-1, Ishwardas Mansion Nana Chowk Mumbai – 400 007	90	0.00	90	0.00	0	0.00	90	0.00	90	0.00	0	0.00
6	Shri Baldev Raj Gupta Flat No.6, Ground Floor, Sheetal Apartment Apna Ghar, Unit No.9, Lokhandwala Shree Swami Samarath Nagar Andheri (West), Mumbai - 400 053	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Shri P.Murari 1st Floor, House No.219 Sector 15-A, Noida - 201301	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri Vikram Dhondu Rao 3283, 12th Main, 8th Cross HAL II Stage, Indiranagar Bangalore - 560038	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Shri Harsh V Lodha 8, National Tower, 13 Loudon Street Kolkata – 700 017	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Shri S C Bhargva 14 Queen Court Maharshi Karve Rd, Churchgate Mumbai - 400020	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

@ Pursuant to the Scheme of Arrangment between Hindalco Industries Limited (Hindalco), Indo Gulf Corporation Ltd. (IGCL), Indo Gulf Fertilisers Ltd. (IGFL) and their respective shareholders and creditors sanctioned by the Hon'ble High Court of Mumbai and the Hon'ble Allhabad High Court, Lucknow Bench, 17,86,999 shares of the Company held by the IGCL have been transferred in the name of Hindalco on 12.04.2003

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
	Shares held by relatives of Directors of IRIL												
II(a)	Relatives of Shri Kumar Mangalam Birla												
1	Smt Neerja Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Master Aryaman Vikram Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Kum Ananyashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Kum Advaitesha Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Smt Sarla Devi Birla	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Smt Parvati Devi Fomra C/o Arvind Oil Co. 23/24, Radha Bazar Street Kolkata - 700 001	3000	0.01	3000	0.01	0	0.00	3000	0.01	3000	0.01	0	0.00
9	Ms Vasavdatta bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Shri Kushagra Nayan Bajaj	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
II(b)	Relatives of Smt Rajashree Birla												
1	Smt Parvati Devi Fomra C/o Arvind Oil Co. 23/24 Radha Bazar Street Kolkata - 700 001	*	*	*	*	*	*	*	*	*	*	*	*
2	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
3	Smt Neerja Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Ms Vasavdatta Bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Ms Manju Newar C/O O.B. Newar & CO. 23/24, Radha Bazar Street Calcutta – 700 001	3628	0.01	3628	0.01	0	0.00	3628	0.01	3628	0.01	0	0.00
7	Master Aryaman Vikram Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Kum Ananyashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Kum Advaitesha Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Shri Kushagra Nayan Bajaj	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
11	Kum Anandmayee Bajaj	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
12	Smt Pushpa Bai Bhatter	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
13	Smt Sangeeta Maheshwari	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
14	Shri Ram Das Bhatter 18, Netaji Subhash Road Kolkata - 700 001	317	0.00	868	0.00	-551	0.00	317	0.00	317	0.00	0	0.00
15	Shri Arvind Newar	4000	0.01	4045	0.01	-45	0.00	4000	0.01	4000	0.01	0	0.00
16	Shri Vinod Maheshwari	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
17	Smt Sarla Devi Birla	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
18	Smt Jayashree Mohta	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
19	Ms Manjushree Khaitan	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
20	Shri Prakash Kumar Mohta 22, Belvedere Road Calcutta – 700 027	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
III	Shares held by Persons acting in Concert												
1	Kesoram Ind. Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	425829	0.71	419815	0.70	6014	0.01	425829	0.71	419815	0.70	6014	0.01
2	KICM Investment Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	185000	0.31	191014	0.32	-6014	-0.01	185000	0.31	191014	0.32	-6014	-0.01
3	Pilani Investment & Ind. Corpn Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	165753	0.28	165753	0.28	0	0.00	165753	0.28	165753	0.28	0	0.00
4	Kamal Trading Co Pvt. Ltd. 15, India Exchange Place Calcutta – 700 001	103989	0.17	103989	0.17	0	0.00	103989	0.17	103989	0.17	0	0.00
5	Birla Consultants Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	26400	0.04	26400	0.04	0	0.00	26400	0.04	26400	0.04	0	0.00
6	Birla Industrial Invest.(India) Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	5400	0.01	5400	0.01	0	0.00	5400	0.01	5400	0.01	0	0.00
7	Birla Industrial Finance(india) ltd. "Century Bhawan", Dr. A.B. Road Mumbai - 400 025	25350	0.04	25350	0.04	0	0.00	25350	0.04	25350	0.04	0	0.00
8	Vikram Holdings Pvt. Ltd. "Industry House", 6th Floor, 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Essel Mining & Ind. Ltd. "Industry House", 10, Camac Street Calcutta – 700 017	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Eastern Spinning Mills & Industries Ltd. Vill. Pirgachha, P.O. kadamgachhi Dist. North, 24, Parganas, Barasat	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
11	Vaibhav Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
12	Rajratna Holdings Pvt. Ltd. "Industry House, 1st Floor 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
13	Global Holdings Pvt. Ltd. "Industry House, 1st Floor 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
14	ECE Industries Ltd. ECE House, 28-A, Kasturba Gandhi Marg New Delhi – 110 001	105568	0.18	105568	0.18	0	0.00	105568	0.18	105568	0.18	0	0.00
15	BGFL Retail Finance Ltd. Apeejay, 2nd Floor Shahid Bhagat Singh Road Fort, Mumbai – 400 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
16	PSI Data Systems Limited 19, Primrose Road Bangalore – 560 025	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
17	Birla Technologies Limited Adishree, A-65 MIDC, Andheri (East) Mumbai – 400 093	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
18	Indian Aluminium Co. Limited 1, Middleton Street Kolkata – 700 071	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
19	BGH Exim Limited 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
20	Birla TMT Limited 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
21	TGS Investments and Trade Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
22	IGH Holding Pvt. Ltd. 159, Churchgate Reclamation 1st Floor, Industry House Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
23	Umang Commercial Co. Ltd. 29, Bank Street, 1st Floor Fort, Mumbai – 400 001	976163	1.63	138335	0.23	837828	1.40	976163	1.63	138335	0.23	837828	1.40

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
IV	Shares held by Directors of Promoters of IRIL												
A	Shares held by Directors of Grasim Industries Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri M.L. Apte 24-B Woodlands Pedder Road Mumbai - 400026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Y.P. Gupta Flat No.5, Jeevan Anand 55-A, Bhulabhai Desai Road Opp. Breach Candy Hospital Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri M.C. Bagrodia Industry House 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Shri B.V. Bhargava Gulmohar Apartment Flat No.1201, "A" Wing Cesar Road, Amboli Andheri (W) Mumbai – 400058	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Shri S.G. Subrahmanyan 75, 2nd Street,Karpagam Avenue R A Puram, Chennai – 600 028	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri R.C. Bhargava 220 Sector 15-A Noida UP 201301	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Shri Cyrill Shroff Lentin Chambers Dalal Street, Fort Mumbai – 400 025	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Shri Shailendra K Jain Grasim Staff Colony Birlagram Nagda – 456 331	116	0.00	116	0.00	0	0.00	116	0.00	116	0.00	0	0.00
B	Shares held by Directors of Hindalco Ind. Ltd.												
1	Shri Kumar Mangalam Birla Aditya Birla Centre C' Wing, 5th Floor, S K Ahire Marg Worli, Mumbai – 400 018	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla Aditya Birla Centre C' Wing, 5th Floor, S K Ahire Marg Worli, Mumbai – 400 018	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri T.K. Sethi Kamal Villa, Dewas Road Ujjain – 456 010	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri C.M. Maniar Crawford Bayley & Co. State Bank Building, 4th Floor N G N Vaidya Marg, Mumbai - 400023	504	0.00	504	0.00	0	0.00	504	0.00	504	0.00	0	0.00
5	Shri E.B. Desai Mulla & Mulla & Craigie Blunt & Caroe Mulla House, 51, Mahatma Gandhi Road Mumbai - 400001	4000	0.01	4000	0.01	0	0.00	4000	0.01	4000	0.01	0	0.00
6	Shri S.S. Kothari 87-B, Gaurav Nagar Civil Lines Jaipur – 302 006	978	0.00	978	0.00	0	0.00	978	0.00	978	0.00	0	0.00
7	Shri M.M. Bhagat 13, Kabir Road Calcutta – 700 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri A.K. Agarwala Hindalco Admn Colony P.O. Renukoot – 231 217	88	0.00	88	0.00	0	0.00	88	0.00	88	0.00	0	0.00
9	Shri K.N. Bhandari (GIC Nominee) 5, New Power House Road Sector - 7 Jodhpur – 342 004	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Shri D. Bhattacharya Aditya Birla Centre B' Wing, 3rd Floor S K Ahire Marg Mumbai - 400 018	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
C	Shares held by Directors of Indo Gulf Corporation Limited @												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt. Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri M.C. Bagrodia B-2, 15th Floor Prithvi Apartments Altamount Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Pravir Kumar B-205, CSI Towers Vipin Khand Gomti Nagar Lucknow - 226 010	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri Vashdev T. Purswani 18th Floor, Inter Tower 35, Sukhumvit Road Bangkok 10 110(Thailand)	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Shri Vishwanath N. Nadkarni 12, Jayshree 75, Abdul Gaffar Khan Marg Worli Seaface, Mumbai – 400 025	510	0.00	510	0.00	0	0.00	510	0.00	510	0.00	0	0.00
7	Shri Dhirajlal C. Gami 9, Amee Society, Diwalipura Baroda – 390 015	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri Rakesh jain Managing Director 1101/2, Wing "A" Quantum Park, Union Park Road Khar(West) Mumbai – 400 052	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Shri Arunkumar R. Gandhi 10, Sudama 214, Walkeshwar Road Mumbai – 400 006	87	0.00	87	0.00	0	0.00	87	0.00	87	0.00	0	0.00
D	Shares held by Directors of Trapti Trading & Investments Private Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri B.L. Shah 69-A, Manisha Apartment Napean Sea Road, Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
E	Shares held by Directors of Turquoise Investments & Finance Private Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri G.M. Loyalka Ratnakar Bldg., 4th Floor N.D. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
F	Shares held by Directors of Seshasayee Properties Private Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri L.K. Daga Tulsi Vihar Dr A.B. Road, Worli Mumbai – 400 018	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
G	Shares held by Directors of Gwalior Properties & Estates Private Limited												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*

* Denotes included elsewhere

		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
3	Shri Arvind Kumar Newar 23/24, Radha Bazar Street Calcutta – 700 001	*	*	*	*	*	*	*	*	*	*	*	*
4	Shri Om Prakash Bhalotia H-42, Green Park Extension New Delhi – 110 016	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri Pradeep Kumar Jajodia C-1, Ananta Apartments 752, Dr. R.P. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
H	**Shares held by Directors of Birla Group Holding Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri P K Jajodia C – 1, Ananat Apartments 726, Dr. R B Patel Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Suresh Tapuriah 4A, IL Palazoo Little Gibbs Road Mumbai – 400 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri L K Daga 5B, Purshottam Bhawan Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
I	Person entrusted with the responsibility of management of the funds of the Companies												
1	Shri D.D. Rathi, CFO Grasim Industries Ltd. Nagda	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Shri R.K. Kasliwal Hindalco Industries Ltd. Renukoot	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
3	Shri N.L. Jain Executive President Indo Gulf Corporation Ltd. Jagdishpur - 227 817	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri G.K. Tulsian, Manager Trapti Trading and Investment Pvt. Ltd.	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

* Denotes included elsewhere

@ Ceased to exist pursuant to Scheme of Arrangement between Hindalco, IGCL and IGFL and their respective shareholders & creditors.

O/C

INDIAN RAYON

ADITYA BIRLA GROUP

RECEIVED
2005 FEB 22 P 2:13

28th April, 2005

The Executive Director
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towrs
Dalal Street
MUMBAI – 400 001

The Executive Director
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block, Bandar-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub.: Compliance of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares And Takeovers) Regulations, 1997
Ref.: Scrip Code BSE 500 303

In terms of Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are furnishing herewith the following information in the format prescribed by you:

(1) Information about persons holding more 15% shares or Voting Rights (VRs) **(Annexure "A")**

(2) Promoter(s) or every person having control over the Company and also persons acting in concert with him **(Annexure "B")**.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Sr. Vice President & Company Secretary
Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

1/12

ANNEXURE 'A'

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	Indian Rayon and Industries Limited (IRIL) Veraval – 362 266 (Gujarat)
Date of Reporting	28th April, 2005
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Stock Exchange, Mumbai (2) National Stock Exchange of India Ltd.

(i) **Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)**

Name of persons holding more than 15% shares or voting rights		Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.											
SNo.	Names	As on 31st March, 2005		As on 31st March, 2004		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (Current Year)$		As on last date of Book Closure for dividend (30th June, 2004)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
				-- N I L --									

4/12

ANNEXURE 'B'

(ii) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

Names of the Promoter(s) / person having control / percens acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (II) as informed to target Company u/r 8(2)											
SNo.	Names	As on 31st March, 2005		As on 31st March, 2004		Changes if any, between (A) and (B)		As on Record date for dividend (Current Year)$		As on Record date for dividend (30th June, 2004)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
1	**Shares held by Promoters of IRIL**												
A	**Promoters (Body Corporates)**												
1	Grasim Industries Ltd. P.O. Birlagram Nagda – 456 331(M.P.)	2964111	4.95	2964111	4.95	0	0.00	N.A.	N.A.	2964111	4.95	N.A.	N.A.
2	Hindalco Industries. Ltd. "Century Bhawan", 3rd Floor Dr. Annie Besant Road Mumbai – 400 025	7663535	12.80	7663535	12.80	0	0.00	N.A.	N.A.	7663535	12.80	N.A.	N.A.
3	Biral TMT Holdings Pvt Ltd 71A, *Mittal Chambers,7th Floor, Nariman* Point, Mumbai 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.			N.A.	N.A.
4	TraptiTrading and Investments. Pvt. Ltd. P.O. Birlagram Nagda – 456 331	1696974	2.83	1696974	2.83	0	0.00	N.A.	N.A.	1696974	2.83	N.A.	N.A.
5	Turquoise Investments And Finance Pvt. Ltd. P.O. Birlagram Nagda – 456 331	2598639	4.34	2598639	4.34	0	0.00	N.A.	N.A.	2598639	4.34	N.A.	N.A.
6	Seshasayee Properties Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Gwalior Properties And Estates Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Birla Group Holdings Pvt. Ltd. "Industry House", 159, Churchgate Reclamation Mumbai – 400 020	37574	0.06	37574	0.06	0	0.00	N.A.	N.A.	37574	0.06	N.A.	N.A.
9	IGH Holdings Pvt Ltd " Industry House, 159 Churchgate Reclamation, Mumbai 400 020	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0	N.A.	N.A.
10	TGS Investments & Trade Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai – 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
B	**Shares held by Directors of Indian Rayon and Industries Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

3/12

	Little Gibbs Road Mumbai – 400 006												
2	*Smt Rajashree Birla* 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	103285	0.17	103285	0.17	0	0.00	N.A.	N.A.	103285	0.17	N.A.	N.A.
C	**Relatives of Shri Kumar Mangalam Birla**												
1	Smt Neerja Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	•	•	•	•	•	•	N.A.	N.A.	•	•	N.A.	N.A.
3	Master Aryaman Vikram Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Kum Ananyashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Kum Advaitesha Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Ms Vasavdatta bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
D	**Relatives of Smt Rajashree Birla**												
1	Smt Parvati Devi Fomra C/o Arvind Oil Co. 23/24 Radha Bazar Street Kolkata - 700 001	3000	0.01	3000	0.01	3000	0.01	N.A.	N.A.	3000	0.01	N.A.	N.A.
2	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Ms Vasavdatta Bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Ms Manju Newar C/O O.B. Newar & CO. 23/24, Radha Bazar Street Calcutta – 700 001	3628	0.01	3628	0.01	0	0.00	N.A.	N.A.	3628	0.01	N.A.	N.A.
5	Shri Arvind Newar, 23/24, Radha Bazar Street	3700	0.01	4000	0.01	-300	0.00	N.A.	N.A.	4000	0.01	N.A.	N.A.

4/12

	Kolkata - 700 001												
6	Smt Pushpa Bai Bhatter	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Shri Ram Das Bhatter 18, Netaji Subhash Road Kolkata - 700 001	317	0.00	317	0.00	0	0.00	N.A.	N.A.	317	0.00	N.A.	N.A.
8	Smt Sangeeta Maheshwari	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	**Shares held by *Persons acting in Concert***												
A	**Shares held by Individuals(Directors and their Relatives)**												
1	Shri H.J. Vaidya 501, Everest Chambers Off. Mount Pleasant Road Malabar Hill Mumbai – 400 006	5384	0.01	5384	0.01	0	0.00	N.A.	N.A.	5384	0.01	N.A.	N.A.
2	Shri B.L. Shah 'Manisha' 69-A, Napean Sea Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Ms. Tarjani Vakil A-1, Ishwardas Mansion Nana Chowk Mumbai – 400 007	90	0.00	90	0.00	0	0.00	N.A.	N.A.	90	0.00	N.A.	N.A.
4	Shri Baldev Raj Gupta *Flat* No.6, Ground Floor, Sheetal Apartment Apna Ghar, Unit No.9, Lokhandwala Shree Swami Samarath Nagar Andheri (West), Mumbai - 400 053	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri P.Murari 1st Floor, House No.219 Sector 15-A, Noida - 201301	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Shri Vikram Dhondu Rao 3283, 12th Main, 8th Cross HAL II Stage, Indiranagar Bangalore - 560038	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Harsh V Lodha (Till 27.10.04) 8 National Tower, 13 Loudon Street, Kolkata - 700 017	0	0.00	0	0	0	0	NA	NA	0	0	NA	NA
8	Shri S C Bhargva 14 Queen Court Maharshi Karve Rd, Churchgate Mumbai - 400020	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
A1	**Other Relatives of *Kumar Mangalam* Birla and Rajashree Birla**												
1	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, *Calcutta* – 700 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Sarla Devi Birla Basant Vihar,18 Guru Saday Road, Kolkata- 700 019	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Shri Kushagra Nayan Bajaj	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

4	Kum Anandmayee Bajaj	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri Vinod kumar Maheshwari 3B Upperwood Street, Kolkata- 700 017	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Smt Jayashree Mohta Basant Vihar,18 Guru Saday Road, Kolkata- 700 019	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Ms Manjushree Khaitan 7, Ronald Shay Road , Kolkata- 700 027	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Shri Prakash Kumar Mohta 22, Belvedere Road Calcutta – 700 027	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
B	**Shares held by Body Corportes**												
1	Pilani Investment & Ind. Corpn Ltd. 9/1, R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	165753	0.28	165753	0.28	0	0.00	N.A.	N.A.	165753	0.28	N.A.	N.A.
2	Kamal Trading Co. Ltd. 9/1, R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	103989	0.17	103989	0.17	0	0.00	N.A.	N.A.	103989	0.17	N.A.	N.A.
3	Birla Consultants Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	26400	0.04	26400	0.04	0	0.00	N.A.	N.A.	26400	0.04	N.A.	N.A.
4	Birla Industrial Investment (India) Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	5400	0.01	5400	0.01	0	0.00	N.A.	N.A.	5400	0.01	N.A.	N.A.
5	Birla Industrial Finance(India) ltd. "Century Bhawan", Dr. A.B. Road Mumbai - 400 025	25350	0.04	25350	0.04	0	0.00	N.A.	N.A.	25350	0.04	N.A.	N.A.
6	Vikram Holdings Pvt. Ltd. "Industry House", 6th Floor, 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Essel Mining & Ind. Ltd. "Industry House", 10, Camac Street Calcutta – 700 017	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Vaibhav Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Rajratna Holdings Pvt. Ltd. 71 A, Mittal Chambers Nariman Point Mumbai- 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Global Holdings Pvt. Ltd. 71 A, Mittal Chambers Nariman Point Mumbai- 400 021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
11	ECE Industries Ltd.	105568	0.18	105568	0.18	0	0.00	N.A.	N.A.	105568	0.18	N.A.	N.A.

	ECE House, 28-A, Kasturba Gandhi Marg New Delhi – 110 001												
12	Birla Global Finance Limited Apeejay, 2nd Floor Shahid Bhagat Singh Road Fort, Mumbai – 400 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
13	Indo Gulf Fertilisers Limited Jagdishpur Industrial Area,P.O. Jagdishpur 227-817, Dist. Sultanpur	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
14	Birla Global Asset Finance Company Limited Apeejay, 2nd Floor Shahid Bhagat Singh Road Fort, Mumbai – 400 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
15	BGH Exim Limited 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
16	Mangalam Services Limited Room no 6 A,34 A Metcalfe Street Kolkata- 700 017	40850	0.07	40850	0.07	0	0.00	N.A.	N.A.	40850	0.07	N.A.	N.A.
17	Mangalam Carbide Limited PO Barbil Dist Keonjhar , Orissa	0	0.00	0	0.00	0		N.A.	N.A.	0	0.00	N.A.	N.A.
18	Umang Commercial Co. Ltd. Room no 6 A,34 A Metcalfe Street Kolkata- 700 017	976163	1.63	976163	1.63	0	0.00	N.A.	N.A.	976163	1.63	N.A.	N.A.
19	*HGI Industries Limited* " Industry House" 10 Camac Street, Kolkata Kolkata- 700 017	0	0.00	0	0	0	0	N.A.	N.A.	0	0	N.A.	N.A.
20	Heritage Housing Finance Ltd. Room no 6 A,34 A Metcalfe Street Kolkata- 700 017	601546	1.00	601546	1.00	0	0.00	N.A.	N.A.	601546	1.00	N.A.	N.A.
IV	**Shares held by Subsidiaries of Promoters of IRIL**												
A	**Shares held by Subsidiaries of Grasim Industries Limited**												
1	*Sun God Trading and Investments Ltd.* Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Samruddhi Swastik Trading and Inv. Ltd. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Shree Digvijay Cements Ltd. Digvijaygram, Gujarat	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Narmada Cement Co.Ltd Ahura Centre, 1st Floor, M.I.D.C. Mahakali Caves Road Andheri (E) , Mumbai- 400 093	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Dakshin Cement Limited 5-10-173, Fateh maidan Road, Post Box No.12 Hyderabad, *Andhra Pradesh 500 004*	0	0.00	0	0	0	0	N.A.	N.A.	0	0	N.A.	N.A.

7/12

6	UltraTech Cement Ltd. Mumbai	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
B	**Shares held by Subsidiaries of Hindalco Industries Limited**												
1	Renukeshwar Investments & Finance Ltd. PO Renukoot Dist Sonbhadra - 231217	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Renuka Investments & Finance Ltd. PO Renukoot Dist Sonbhadra - 231217	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
3	Mineral & Mineral Ltd. Lohardaga, Jharkhand	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Dahej Harbour and Infrastructure Ltd. Dahej, Dist. Bharuch P O Lakhigam - 392130	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Lucknow Finance Company Ltd. 14-A/5 Park Road Lucknow - 226 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Birla Mineral Resources Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Birla Mt Gordon Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Birla Nifty Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Birla Maroochydore Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Birla Resources Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
11	Indian Aluminum Company Ltd. 1 Middleton Street Kolkata - 700071	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
12	Indal Exports Ltd. 1 Middleton Street Kolkata - 700071	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
13	Utkal Alumina International Ltd. J-6 Jaydev Vihar Bhubaneshwar - 751013	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
14	Suvas Holdings Pvt. Ltd. Chandramukhi Basement Nariman Point Mumbai - 400021	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
15	Bihar Caustic and Chemicals Ltd. Garhwa Road, Sist. Palamau P O Rehla - 822124 (Jharkhand)	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
V	**Shares held by Directors of Promoters of IRIL**												
A	**Shares held by Directors of Grasim Industries Limited**												

8/12

1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri M.L. Apte 24-B Woodlands Pedder Road Mumbai - 400026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri Y.P. Gupta 177-A, Raj Guru Nagar Ferozepur Road Ludhiana - 141012	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri D.D. Rathi 82, Jolly Maker Apartments II+B30 Cuffe Parade Mumbai – 400 005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
6	Shri B.V. Bhargava Gulmohar Apartment , Flat No.1201 "A" Wing, Cesar Road, Amboli Andheri (W), Mumbai – 400058	270	0.00	0	0.00	270	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Shri S.G. Subrahmanyan 75, 2nd Street,Karpagam Avenue R A Puram, Chennai – 600 028	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
8	Shri R.C. Bhargava 220 Sector 15-A Noida UP 201301	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Shri Cyrill Shroff 67 Roopam Worli Sea Face Mumbai – 400 025	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
10	Shri Shailendra K Jain Grasim Staff Colony Birlagram Nagda – 456 331	116	0.00	116	0.00	0	0.00	N.A.	N.A.	116	0.00	N.A.	N.A.
11	Shri S B Mathur D-6, Jeevan Jyot Off. Nepeansea Road Mumbai – 400 005	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
B	**Shares held by Directors of Hindalco Ind. Ltd.**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.

	Mumbai – 400 006												
3	Shri C.M. Maniar Garden House, Dadyseth 2nd Cross Lane Chowpatty, Bandstand Mumbai - 400007	504	0.00	504	0.00	0	0.00	N.A.	N.A.	504	0.00	N.A.	N.A.
4	Shri E.B. Desai Sonarica 81/A, Soviet Club Road Mumbai - 400006	4000	0.01	4000	0.01	0	0.00	N.A.	N.A.	4000	0.01	N.A.	N.A.
5	Shri S.S. Kothari 87-B, Gaurav Nagar Civil Lines Jaipur – 302 006	978	0.00	978	0.00	0	0.00	N.A.	N.A.	978	0.00	N.A.	N.A.
6	Shri M.M. Bhagat 13, Kabir Road Calcutta – 700 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
7	Shri A.K. Agarwala Haveli Flat No.3 L D Ruparel Marg Mumbai - 400006	88	0.00	88	0.00	0	0.00	N.A.	N.A.	88	0.00	N.A.	N.A.
8	Shri K.N. Bhandari (GIC Nominee) 5, New Power House Road Sector - 7 Jodhpur - 342 004	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
9	Shri D. Bhattacharya 14-A, Woodlands Pedder Road Mumbai - 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
C	**Shares held by Directors of Trapti Trading and Investments Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri B.L. Shah 69-A, Manisha Apartment Napean Sea Road, Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
D	**Shares held by Directors of Turquoise Investments And Finance Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri G.M. Loyalka	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

3/1L

10/12

	Ratnakar Bldg., 4th Floor N.D. Road Mumbai – 400 026												
E	**Shares held by Directors of Seshasayee Properties Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri L.K. Daga Tulsi Vihar Dr A.B. Road, Worli Mumbai – 400 018	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
F	**Shares held by Directors of Gwalior Properties And Estates Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri Arvind Kumar Newar 23/24, Radha Bazar Street Calcutta – 700 001	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
4	Shri Om Prakash Bhalotia H-42, Green Park Extension New Delhi – 110 016	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri Pradeep Kumar Jajodia C-1, Ananta Apartments 752, Dr. R.P. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
G	**Shares held by Directors of Birla Group Holding Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.

	16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006												
3	Shri P K Jajodia C – 1, Ananat Apartments 726, Dr. R B Patel Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	*Shri Suresh Tapuriah* 4A, IL Palazoo, Little Gibbs Road Mumbai – 400 001	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
5	Shri L K Daga 5B, Purshottam Bhawan Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
H	**Shares held by Directors of TGS Investment & Trade Pvt Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Smt Rajashree Birla 16-A, IL Palazzo *Little Gibbs Road* Mumbai – 400 006	*	*	*	*	*	*	N.A.	N.A.	*	*	N.A.	N.A.
3	Shri G.K. Tulsian 32 Peacock Palace, 3rd Floor,69 Bhulabhai Desai Road, Mumbai- 400 052	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
4	Shri Sushil Agarwal 301 Ocean View Union Park, Khar (West) Mumbai- 400 052	6	0.00	6	0	6	0	N.A.	N.A.	0	0	N.A	N.A
I	**Shares held by Directors of Birla TMT Holdings Pvt Limited**												
1	Shri G.K. Tulsian 32 Peacock Palace, 3rd Floor,69 Bhulabhai Desai Road, Mumbai- 400 026	0	0.00	0	0.00	0	0.00	N.A	N.A.	0	0.00	N.A.	N.A.
2	Shri Sushil Agarwal 301 Ocean View Union Park, Khar (West) Mumbai- 400 052	*	*	*	*	*	*	N.A	N.A	*	*	N.A	N.A
J	**Shares held by Directors of IGH Holdings Pvt Limited**												
1	Shri G.K. Tulsian 32 Peacock Palace, 3rd Floor,69 Bhulabhai Desai Road, Mumbai- 400 026	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Shri Sushil Agarwal 301 Ocean View Union Park, Khar (West) Mumbai- 400 052	*	0.00	*	0	*	0	N.A	N.A	*	0	N.A.	N.A

VI	Person entrusted with the responsibility of Management of the funds of the Companies												
1	Shri D.D. Rathi@ Grasim Industries Limited *2nd Floor, Aditya Birla Centre* Worli Mumbai - 400 030	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.
2	Shri R. K. Kasliwal@ Hindalco Industries Limited 2nd Floor, Aditya Birla Centre Mumbai - 400 030 Worli Mumbai - 400 030	0	0.00	0	0.00	0	0.00	N.A.	N.A.	0	0.00	N.A.	N.A.

* Denotes included elsewhere

\# Subsequent to allotment of 1350 shares on 19th October, 2004, and 840 Shares on 9th March, 2005, the capital increased from 59882592 to 59884782

@ The persons may not be treated as Persons Acting In Concert as such. However, their names have been given for compliance with the Regulations.

For INDIAN RAYON AND INDUSTRIES LIMITED

DEVENDRA BHANDARI
Company Secretary

12/12

INDIAN RAYON → Shri Atul Lakhotiya

ADITYA BIRLA GROUP

RECEIVED
2006 FEB 22 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21st July, 2005

The Executive Director
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towrs
Dalal Street
MUMBAI – 400 001

The Executive Director
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block, Bandar-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub: Compliance of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares And Takeovers) Regulations, 1997
Ref.: Scrip Code BSE 500 303

In terms of Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, we are furnishing herewith the following information in the format prescribed by you:

(1) Information about persons holding more 15% shares or Voting Rights (VRs) **(Annexure "A")**

(2) Promoter(s) or every person having control over the Company and also persons acting in concert with him **(Annexure "B")**.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Indian Rayon And Industries Limited**

Devendra Bhandari
Sr. Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

ANNEXURE 'A'

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	**Indian Rayon and Industries Limited (IRIL)** Veraval – 362 266 (Gujarat)
Date of Reporting	20th July, 2005
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Stock Exchange, Mumbai (2) National Stock Exchange of India Ltd.

(i) **Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)**

Name of persons holding more than 15% shares or voting rights	Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.

SNo.	Names	As on 31st March, 2005		As on 31st March, 2004		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (24th June, 2005)		As on last date of Book Closure for dividend (30th June, 2004)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
				-- N I L --									

MUMBAI

ANNEXURE 'B'

(ii) **Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).**

Names of the Promoter(s) / person having control / percens acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (II) as informed to target Company u/r 8(2)											
SNo.	Names	As on 31st March, 2005		As on 31st March, 2004		Changes if any, between (A) and (B)		As on Record date for dividend (24th June, 2005)		As on Record date for dividend (30th June, 2004)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
1	**Shares held by Promoters of IRIL**												
A	**Promoters (Body Corporates)**												
1	Grasim Industries Ltd. P.O. Birlagram Nagda – 456 331(M.P.)	2964111	4.95	2964111	4.95	0	0.00	2964111	4.95	2964111	4.95	0	0.00
2	Hindalco Industries. Ltd. "Century Bhawan", 3rd Floor Dr. Annie Besant Road Mumbai – 400 025	7663535	12.80	7663535	12.80	0	0.00	7663535	12.80	7663535	12.80	0	0.00
3	Biral TMT Holdings Pvt Ltd 71A, Mittal Chambers,7th Floor, Nariman Point, Mumbai 400 021	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Trapti Trading & Investments. Pvt. Ltd. P.O. Birlagram Nagda – 456 331	1696974	2.83	1696974	2.83	0	0.00	1696974	2.83	1696974	2.83	0	0.00
5	Turquoise Investments And Finance Pvt. Ltd. P.O. Birlagram Nagda – 456 331	2598639	4.34	2598639	4.34	0	0.00	2598639	4.34	2598639	4.34	0	0.00
6	Seshasayee Properties Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Gwalior Properties And Estates Pvt. Ltd. P.O. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Birla Group Holdings Pvt. Ltd. "Industry House", 159, Churchgate Reclamation Mumbai – 400 020	37574	0.06	37574	0.06	0	0.00	37574	0.06	37574	0.06	0	0.00
9	IGH Holdings Pvt Ltd " Industry House, 159 Churchgate Reclamation, Mumbai 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0.00
10	TGS Investments & Trade Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai – 400 021	0	0.00	0	0.00	0	0.00	13467	0.02	0	0.00	13467	0.02

INDIAN RAYON INDUSTRIES LTD. MUMBAI.

B	***Shares held by Directors of Indian Rayon and Industries Limited***												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	103285	0.17	103285	0.17	0	0.00	103285	0.17	103285	0.17	0	0.00
C	**Relatives of Shri Kumar Mangalam Birla**												
1	Smt Neerja Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Master Aryaman Vikram Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Kum Ananyashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Kum Advaitesha Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Ms Vasavdatta bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
D	**Relatives of Smt Rajashree Birla**												
1	Smt Parvati Devi Fomra C/o Arvind Oil Co. 23/24 Radha Bazar Street Kolkata - 700 001	3000	0.01	3000	0.01	0	0.00	3000	0.01	3000	0.01	0	0.00
2	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
3	Ms Vasavdatta Bajaj 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Ms Manju Newar C/O O.B. Newar & CO. 23/24, Radha Bazar Street Calcutta – 700 001	3628	0.01	3628	0.01	0	0.00	3628	0.01	3628	0.01	0	0.00

INDIAN RAYON INDUSTRIES LTD. MUMBAI

5	*Shri Arvind Newar,* 23/24, Radha Bazar Street Kolkata - 700 001	3700	0.01	4000	0.01	-300	0.00	3400	0.01	4000	0.01	-600	0.00
6	Smt Pushpa *Bai Bhatter*	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Shri Ram Das Bhatter 18, Netaji Subhash Road Kolkata - 700 001	317	0.00	317	0.00	0	0.00	362	0.00	317	0.00	45	0.00
8	Smt Sangeeta Maheshwari	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	**Shares held by Persons acting in Concert**												
A	**Shares held by Individuals(Directors and their Relatives)**												
1	Shri Sanjeev Aga 703 Raheja, Grand Turner Road Bandra (W) Mumbai - 400050	NA	NA	NA	NA	NA	NA	0	0.00	NA	NA	NA	NA
2	Shri H.J. Vaidya 501, Everest Chambers Off. Mount Pleasant Road Malabar Hill Mumbai – 400 006	5384	0.01	5384	0.01	0	0.00	5384	0.01	5384	0.01	0	0.00
3	Shri B.L. Shah 'Manisha' 69-A, Napean Sea Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Ms. Tarjani Vakil A-1, Ishwardas Mansion Nana Chowk Mumbai – 400 007	90	0.00	90	0.00	0	0.00	90	0.00	90	0.00	0	0.00
5	Shri Baldev Raj Gupta *Flat No.6, Ground Floor, Sheetal Apartment* Apna Ghar, Unit No.9, Lokhandwala Shree Swami Samarath Nagar Andheri (West), *Mumbai - 400 053*	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Shri P.Murari 1st Floor, House No.219 *Sector 15-A, Noida - 201301*	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Shri Vikram Dhondu Rao 3283, 12th Main, 8th Cross HAL II Stage, Indiranagar Bangalore - 560038	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Harsh V Lodha (Till 27.10.04) 8 National Tower, 13 Loudon Street, Kolkata - 700 017	NA	NA	0	0	NA	NA	NA	NA	0	0	NA	NA
9	Shri S C Bhargva 14 Queen Court Maharshi Karve Rd, Churchgate Mumbai - 400020	0	0.00	NA	NA	NA	NA	0	0.00	0	0.00	0	0.00
10	Shri Gyan Prakash Gupta 101 Kaveri, B Wing Neel Kanth Valley, 7th Road Rajawadi, Ghatkopar (E) Mumbai - 400077	NA	NA	NA	NA	NA	NA	0	0.00	NA	NA	NA	NA

A1	**Other Relatives of Kumar Mangalam Birla and Rajashree Birla**												
1	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Calcutta – 700 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Sarla Devi Birla Basant Vihar,18 Guru Saday Road, Kolkata- 700 019	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
3	Shri Kushagra Nayan Bajaj	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Kum Anandmayee Bajaj	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri Vinod kumar Maheshwari 3B Upperwood Street, Kolkata- 700 017	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Smt Jayashree Mohta Basant Vihar,18 Guru Saday Road, Kolkata- 700 019	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Ms Manjushree Khaitan 7, Ronald Shay Road , Kolkata- 700 027	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri Prakash Kumar Mohta 22, Belvedere Road Calcutta – 700 027	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
B	**Shares held by Body Corportes**												
1	Pilani Investment & Ind. Corpn Ltd. 9/1, R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	165753	0.28	165753	0.28	0	0.00	165753	0.28	165753	0.28	0	0.00
2	Kamal Trading Co. Ltd. 9/1, R.N. Mukherjee Rd. 8th Floor, Calcutta – 700 001	103989	0.17	103989	0.17	0	0.00	103989	0.17	103989	0.17	0	0.00
3	Birla Consultants Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	26400	0.04	26400	0.04	0	0.00	26400	0.04	26400	0.04	0	0.00
4	Birla Industrial Investment (India) Ltd. "Century Bhawan", Dr. A.B. Road Mumbai – 400 025	5400	0.01	5400	0.01	0	0.00	5400	0.01	5400	0.01	0	0.00
5	Birla Industrial Finance(India) ltd. "Century Bhawan", Dr. A.B. Road Mumbai - 400 025	25350	0.04	25350	0.04	0	0.00	25350	0.04	25350	0.04	0	0.00
6	Vikram Holdings Pvt. Ltd. "Industry House", 6th Floor, 159, Churchgate Reclamation Mumbai – 400 020	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Essel Mining & Ind. Ltd. "Industry House", 10, Camac Street Calcutta – 700 017	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Vaibhav Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

INDIAN RAYON INDUSTRIES LTD. MUMBAI

9	Rajratna Holdings Pvt. Ltd. 71 A, Mittal Chambers Nariman Point Mumbai- 400 021	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Global Holdings Pvt. Ltd. 71 A, Mittal Chambers Nariman Point Mumbai- 400 021	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
11	ECE Industries Ltd. ECE House, 28-A, Kasturba Gandhi Marg New Delhi – 110 001	105568	0.18	105568	0.18	0	0.00	105568	0.18	105568	0.18	0	0.00
12	Birla Global Finance Limited Apeejay, 2nd Floor Shahid Bhagat Singh Road Fort, Mumbai – 400 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
13	Indo Gulf Fertilisers Limited Jagdishpur Industrial Area,P.O. Jagdishpur 227-817, Dist. Sultanpur	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
14	Birla Global Asset *Finance Company Limited* Apeejay, 2nd Floor Shahid Bhagat Singh Road *Fort, Mumbai* – 400 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
15	BGH Exim Limited 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
16	Mangalam Services Limited Room no 6 A,34 A Metcalfe Street Kolkata- 700 013	40850	0.07	40850	0.07	0	0.00	40850	0.07	40850	0.07	0	0.00
17	Mangalam Carbide Limited PO Barbil Dist Keonjhar , Orissa	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
18	Umang Commercial Co. Ltd. Room no 6 A,34 A Metcalfe Street Kolkata- 700 013	976163	1.63	976163	1.63	0	0.00	976163	1.63	976163	1.63	0	0.00
19	HGI Industries Limited " Industry House" 10 Camac Street, Kolkata Kolkata- 700 017	0	0.00	0	0	0	0	0	0.00	0	0	0	0
20	Heritage Housing Finance Ltd. Room no 6 A,34 A Metcalfe Street Kolkata- 700 013	601546	1.00	601546	1.00	0	0.00	601546	1.00	601546	1.00	0	0.00
IV	**Shares held by Subsidiaries of Promoters of IRIL**												
A	***Shares held by Subsidiaries of Grasim Industries Limited***												
1	Sun God Trading and Investments Ltd. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Samruddhi Swastik Trading and Inv. Ltd. Birlagram Nagda – 456 331	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
3	Shree Digvijay Cement Co.Ltd. Digvijaygram, Gujarat	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Narmada Cement Co.Ltd	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Ahura Centre, 1st Floor, M.I.D.C. Mahakali Caves Road Andheri (E) , Mumbai- 400 093												
5	Dakshin Cement Limited 5-10-173, Fateh maidan Road, Post Box No.12 Hyderabad, Andhra Pradesh 500 004	0	0.00	0	0	0	0	0	0.00	0	0	0	0
6	UltraTech Cement Ltd. Ahura Cente, Ist Floor, MIDC, Mahakali Caves Road Mumbai 400 093	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
B	**Shares held by Subsidiaries of Hindalco Industries Limited**												
1	Renukeshwar Investments & Finance Ltd. PO Renukoot Dist Sonbhadra - 231217	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Renuka Investments & Finance Ltd. PO Renukoot Dist Sonbhadra - 231217	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
3	Mineral & Mineral Ltd. Lohardaga, Jharkhand	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Dahej Harbour and Infrastructure Ltd. Dahej, Dist. Bharuch P O Lakhigam - 392130	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Lucknow Finance Company Ltd. 14-A/5 Park Road Lucknow - 226 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Birla Mineral Resources Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Birla Mt Gordon Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Birla Nifty Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Birla Maroochydore Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Birla Resources Pty. Ltd. Level 2, 23 Ventor Avenue West Penrith WA 6005	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
11	Indian Aluminum Company Ltd. 1 Prafulla Chandra Sen , Sarani Kolkata - 700071	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
12	Indal Exports Ltd. 1 Prafulla Chandra Sen , Sarani Kolkata - 700071	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
13	Utkal Alumina International Ltd. J-6 Jaydev Vihar Bhubaneshwar - 751013	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

14	*Suvas Holdings Pvt. Ltd.* Chandramukhi Basement Nariman Point Mumbai - 400021	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
15	Bihar Caustic and Chemicals Ltd. Garhwa Road, Dist. Palamau P O Rehla - 822124 (Jharkhand)	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
V	**Shares held by Directors of Promoters of IRIL**												
A	**Shares held by Directors of Grasim Industries Limited**												
1	Shri Kumar Mangalam Birla 16-A, *IL Palazzo* Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	•	•	•	•	•	•	•	•	•	•	•	•
3	Shri M.L. Apte 14A, The Club, Near Mangal Anand Hospital Swastik Park, Chembur Mumbai - 400071	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Y.P. Gupta 177-A, Raj Guru Nagar Ferozepur Road Ludhiana - 141012	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri D.D. Rathi Corporate Finance Division Aditya Birla Center "A' wing , Worli Mumbai -400 030	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
6	Shri B.V. Bhargava CRISIL CRISIL House,6th Floor,121-122 *Andheri Kurla Road, Andheri* (E) Mumbai- 400 093	270	0.00	0	0.00	270	0.00	270	0.00	0	0.00	270	0.00
7	Shri S.G. Subrahmanyan 75, 2nd Street,Karpagam Avenue R A Puram, *Chennai – 600 028*	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
8	Shri R.C. Bhargava 220 Sector 15-A Noida UP 201301	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Shri Cyrill Shroff Peninsula Chambers, Peninsula Corporate Park Ganpatrao Kadam Marg, Lower Parel Mumbai 400013	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
10	Shri Shailendra K Jain Grasim Staff Colony Birlagram Nagda – 456 331	116	0.00	116	0.00	0	0.00	0	0.00	116	0.00	116	0.00
11	Shri. S. B. Mathur D-6, Jeevan Jyot Off Nepeansea Road Mumbai - 400 005	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

INDIAN RAYON INDUSTRIES LTD. MUMBAI.

B	**Shares held by Directors of Hindalco Ind. Ltd.**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri C.M. Maniar Garden House, Dadyseth 2nd Cross Lane Chowpatty, Bandstand Mumbai - 400007	504	0.00	504	0.00	0	0.00	504	0.00	504	0.00	0	0.00
4	Shri E.B. Desai Sonarica 81/A, Soviet Club Road Mumbai - 400006	4000	0.01	4000	0.01	0	0.00	4000	0.01	4000	0.01	0	0.00
5	Shri S.S. Kothari 87-B, Gaurav Nagar Civil Lines Jaipur – 302 006	978	0.00	978	0.00	0	0.00	978	0.00	978	0.00	0	0.00
6	Shri M.M. Bhagat 13, Kabir Road Calcutta – 700 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
7	Shri A.K. Agarwala Haveli Flat No.3 L D Ruparel Marg Mumbai - 400006	88	0.00	88	0.00	0	0.00	88	0.00	88	0.00	0	0.00
8	Shri K.N. Bhandari (GIC Nominee) 5, New Power House Road Sector - 7 Jodhpur - 342 004	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
9	Shri D. Bhattacharya 14-A, Woodlands Pedder Road Mumbai - 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
C	**Shares held by Directors of Trapti Trading & Investments Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri B.L. Shah 69-A, Manisha Apartment Napean Sea Road, Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
D	**Shares held by Directors of Turquoise Investments And Finance Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

INDIAN RAYON INDUSTRIES LTD. MUMBAI

2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri G.M. Loyalka Ratnakar Bldg., 4th Floor N.D. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
E	**Shares held by Directors of Seshasayee Properties Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri L.K. Daga Tulsi Vihar Dr A.B. Road, Worli Mumbai – 400 018	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
F	**Shares held by Directors of Gwalior Properties And Estates Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri Arvind Kumar Newar 23/24, Radha Bazar Street Calcutta – 700 001	*	*	*	*	*	*	*	*	*	*	*	*
4	Shri Om Prakash Bhalotia	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri Pradeep Kumar Jajodia C-1, Ananta Apartments 752, Dr. R.P. Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
G	**Shares held by Directors of Birla Group Holding Private Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

INDIAN RAYON INDUSTRIES LTD. MUMBAI

2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri P K Jajodia C – 1, Ananat Apartments 726, Dr. R B Patel Road Mumbai – 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Suresh Tapuriah 4A, IL Palazoo, Little Gibbs Road Mumbai – 400 001	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
5	Shri L K Daga 5B, Purshottam Bhawan Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
H	**Shares held by Directors of TGS Investment & Trade Pvt Limited**												
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Smt Rajashree Birla 16-A, IL Palazzo Little Gibbs Road Mumbai – 400 006	*	*	*	*	*	*	*	*	*	*	*	*
3	Shri G.K. Tulsian 32 Peacock Palace, 3rd Floor,69 Bhulabhai Desai Road, Mumbai- 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
4	Shri Sushil Agarwal 301 Ocean View Union Park, Khar (West) Mumbai- 400 052	6	0.00	6	0	6	0	6	0.00	0	0.00	6	0
I	**Shares held by Directors of Birla TMT Holdings Pvt Limited**												
1	Shri G.K. Tulsian 32 Peacock Palace, 3rd Floor,69 Bhulabhai Desai Road, Mumbai- 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Shri Sushil Agarwal 301 Ocean View Union Park, Khar (West) Mumbai- 400 052	*	*	*	*	*	*	*	*	*	*	*	*
J	**Shares held by Directors of IGH Holdings Pvt Limited**												
1	Shri G.K. Tulsian 32 Peacock Palace, 3rd Floor,69 Bhulabhai Desai Road, Mumbai- 400 026	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Shri Sushil Agarwal 301 Ocean View Union Park, Khar (West) Mumbai- 400 052	*	*	*	*	*	*	*	*	*	*	*	*

VI	**Person entrusted with the responsibility of Management of the funds of the Companies**												
1	Shri D.D. Rathi@ Grasim Industries Limited 2nd Floor, Aditya Birla Centre Worli Mumbai - 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
2	Shri R. K. Kasliwal@ Hindalco Industries Limited 2nd Floor, Aditya Birla Centre Worli Mumbai - 400 030	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

* *Denotes included elsewhere*

@ The persons may not be treated as Persons Acting In Concert as such. However, their names have been given for compliance with the Regulations.

INDIAN RAYON INDUSTRIES LTD. MUMBAI

For INDIAN RAYON AND INDUSTRIES LIMITED

DEVENDRA BHANDARI
Company Secretary

INDIAN RAYON
ADITYA BIRLA GROUP

March 19, 2005

Mr. Gopalkrishnan Iyer
AGM-DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001.

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051.

Fax # 022-26598237 / 38

Dear Sir,

Sub: **Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992**

Scrip Code: 500 303

Pursuant to Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading)) Regulations, 1992, we wish to inform you that on 17.03.2005 we received a disclosure in Form C from Life Insurance Corporation of India informing sale of 12,53,190 Equity Shares of the Company (copy enclosed).

We are also enclosing herewith our disclosure in **Form `C'**.

Kindly take the above information on record.

Thanking you,

Yours faithfully,
For Indian Rayon And Industries Ltd.,

Devendra Bhandari
Sr.Vice President & Company Secretary

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai - 400 025
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com

Kind Attn: Ms. Nehal Shah
56525821 / 24995821
1/2

भारतीय जीवन बीमा निगम
Life Insurance Corporation of India
C.O. Investment Dept (6th Fl), Jeevan Bima Marg, Mumbai-400021
Ph: (022)- 22028957/ 56598602, Fax: (022)- 22810448/ 22825411

FAXED ON

BR 12075552
15.3.05

Ref: Inv/Backoffice/SVK 14/3/2005

The Company Secretary,
Indian Rayon Industries,
Junagadh,
Veraval Road,
VERAVAL - 362266
GUJARAT.

Dear Sir,

Re: Regulation 13(3) - Details of change in shareholding in Respect of persons holding more than 5 % shares in a Listed Company.

As per the requirement of the Regulation 13(3) of the SEBI Regulations, we are informing the shareholding in the enclosed format (FORM C). We also inform our DP ID and Client ID as below:

DP ID	:	IN 300812
Client ID	:	10000012.

Kindly acknowledge.

Yours faithfully,

p. Executive Director (Inv)

Encl: as above.

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13 (3) and (6)

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed Company - INDIAN RAYON INDUSTRIES

Name & Address of the Shareholder	LIFE INSURANCE CORPORATION OF INDIA, Central Office, Yogakshema, Mumbai- 400021.
Shareholding prior to acquisition/ sale	12.62%
No. & % of Shares/voting rights acquired/sold	1253190 & 2.09%
Receipt of allotment advice/acquisition of shares/sale of shares specify	3.3.2005
Date of intimation to company	4.03.2005
Mode of acquisition on market purchase/public/rights/preferential offer etc.	MARKET SALE
No.& % of shares/voting rights post-acquisition/sale	6305773 & 10.53%
Trading member through whom the trade was executed with SEBI Registration No. of the TM	VARIOUS BROKERS
Exchange on which the trade was executed	NSE & BSE
Buy Quantity	------
Buy Value	--------
Sell Quantity	------
Sell Value	--------

(Authorised Signatories)

FORM C

Securities and Ex   ige Board of India (Prohibition of Insider Trading) Regulatio .992
[Regulation 13 (3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5 percent shares in a listed company:

Name & address of shareholder	Shareholding prior to acquisition/ sale	No. and percentage of shares / voting rights acquired/ sold	Receipt of allotment advice. acquisition of shares/ sale of shares (specify)	Date of intimation to Company	Mode of acquisition (market purchase / public / rights / prefferential offer etc.)	No & % of shares/voting rights post - acquisition/ sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value (Rs.)	Sell quantity	Sell value (Rs.)
[1]	[2]	[3]	[4]	[5]	[6]	[7]	[8]	[9]	[10]	[11]	[12]	[13]
Life Insurance Corporation of India Ltd Central Office, yogakshema Mumbai-400021	12.62%	1253190 2.09%	03.03.2005	17.03.2005	Market sale	6305773 10.53%	Various brokers	NSE & BSE	-	-	1253190 2.09%	Not available

For Indian Rayon And Industries Ltd.

(Devendra Bhandari)
Company Secretary

5/5

SHRI ATUL LAKHOTIA
B.M. File
O/C
(22)

INDIAN RAYON
ADITYA BIRLA GROUP

May 5, 2005

The Executive Director
The Stock Exchange-Mumbai — Fax # 022-22723121/ 22722037
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Executive Director
National Stock Exchange of India Ltd. — Fax # 022-26598237 / 38
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Dear Sir,

Sub: Disclosure under Regulation 13 (6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Scrip Code : BSE 500303

This is further to our letter-dated 27.04.05 whereby we had informed you of the appointment of Mr. G.P. Gupta as a Director of the Company.

In terms of Regulations 13(6) of the above regulations we hereby inform you that Mr. G.P. Gupta does not hold any shares or voting rights in the Company. A copy of Form B received from Mr. G. P. Gupta under Regulation 13(2) is enclosed herewith.

This is for your information and records please.

Thanking you,
Yours faithfully,
For Indian Rayon And Industries Ltd.,

Devendra Bhandari
Sr.Vice President & Company Secretary

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED
DATE:.......... TIME:......

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Form B

Securities And Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (2) and (6))

Regulation 13(2) – Details of Shares held by Director or Officer of a Listed Company : Indian Rayon & Industries Ltd.

Name & address of Director/ Officer	Date of assuming office of Director / Officer	No. and percentage of shares / voting rights held at the time of becoming Director / Officer	Date of intimation to Company	Mode of acquisition (market purchase/ public rights/ preferential offer etc.)	Trading member through whom the trade was executed with SEBI Regn No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value (Rs)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
GIAN PRAKASH GUPTA 101 Kaveri B Wing, Neelkanth Valley, Rajawadi, Ghatkopar (E), Mumbai – 400 077	27.4.2005	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Signature
Date: 30 April 30, 2005

INDIAN RAYON
ADITYA BIRLA GROUP

B.M. paper file

O/C

May 6, 2005

The Executive Director
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037

The Executive Director
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex
Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38

Dear Sir,

Sub: Disclosure under Regulation 13 (6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Scrip Code : BSE 500303

This is further to our letter-dated 27.04.05 whereby we had informed you of the appointment of Mr. Sanjeev Aga as the Managing Director of the Company w.e.f May 1, 2005

In terms of Regulations 13(6) of the above regulations we hereby inform you that Mr. Sanjeev Aga does not hold any shares or voting rights in the Company. A copy of Form B received from Mr. Sanjeev Aga under Regulation 13(2) is enclosed herewith.

This is for your information and records please.

Thanking you,
Yours faithfully,
For Indian Rayon And Industries Ltd.,

Devendra Bhandari
Sr.Vice President & Company Secretary

7/5/05

THE STOCK EXCHANGE MUMBAI
INWARD SECTION
CONTENTS NOT VERIFIED

Encl: a.a.

INDIAN RAYON AND INDUSTRIES LIMITED
(Corporate Finance Division)
A-4, Aditya Birla Centre, S. K. Ahire Marg, Worli, Mumbai 400 030.
Tel. : 91 - 22 - 5652 5000 / 2499 5000 • Fax : 91 - 22 - 5652 5821 / 2499 5821 • E-mail : irilcfd@adityabirla.com
Registered Office : Veraval - 362 266, Gujarat • Website : www.indianrayon.com

Form B

Securities And Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (2) and (6))

Regulation 13(2) – **Details of Shares held by Director or Officer of a Listed Company**

Name & address of Director/ Officer	Date of assuming office of Director / Officer	No. and percentage of shares / voting rights held at the time of becoming Director / Officer	Date of intimation to Company	Mode of acquisition (market purchase/ public rights/ preferential offer etc.)	Trading member through whom the trade was executed with SEBI Regn No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value (Rs)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Mr. Sanjeev Aga 703, Raheja Grand Turner Road Bandra (W) Mumbai – 400 050	**01-05-2005**	**- N I L -**	**04-05-2005**	-	-	-	-	-

Signature

Date : 4th May, 2005

SHRI ATUL LAKHOTIA

3/C

22

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Date 14th December, 2005

Mr. Gopalkrishnan Iyer
AGM-DCS-CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001.

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051.

Fax # 022-26598237 / 38

Dear Sir,

Sub: **Disclosure under Regulation 13(6) of the Securities and Exchange Board of India (Insider Trading) Regulations, 1992**
Scrip Code: 500 303

Pursuant to Regulation 13(6) and other applicable provisions, if any, of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, we wish to inform you that pursuant to sale of 63,168 Equity Shares in our Company, by Franklin Templeton Mutual Fund through its various schemes, its total holding is reduced to 5.0092% of the Paid Up Capital of the Company. A copy of the disclosure in Form 'C' received by us on 12th December , 2005 is also enclosed herewith.

We are also enclosing herewith our disclosure in **Form 'C'**.

Kindly take the above information on record.

Thanking you,

Yours faithfully,
For Aditya Birla Nuvo Limited.,

Devendra Bhandari
Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....15/12/05

Encl: a.a.

C:\SE\REGU-13(6)SEBI.doc

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5 percent shares in a listed company:

Name & address of shareholder with	Shareholding prior to ~~acquisition/~~ sale	No. and percentage of shares / voting rights ~~acquired/~~ sold	~~Receipt of allotment advice- acquisition of shares/~~ sale of shares (specify)	Date of intimation to Company	Mode of acquisition (market purchase / public / rights / prefferential offer etc.)	No & % of shares/voting rights post - ~~acquisition/~~ sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value (Rs.)	Sell quantity	Sell value (Rs.)
[1]	[2]	[3]	[4]	[5]	[6]	[7]	[8]	[9]	[10]	[11]	[12]	[13]
Franklin India Prima Fund Deutsche Bank DB House Hazarimal Somani Marg, Fort, Mumbai- 400 001	2,063,168 3.4450%	63168 0.1055%	8.12.2005	12.12.2005	N.A.	2000000 3.3395%	J.P. Morgan India Pvt Ltd	BSE NSE	-	-	33,831 29,337	24,430,560.69 21,169,938.87
Franklin India Bluechip Fund Deutsche Bank DB House Hazarimal Somani Marg, Fort, Mumbai- 400 001	1,000,000 1.6697%	N.A.	N .A.	N.A.	N.A.	1000000 1.6697%	N.A.	N.A.	-	-	-	-

For Aditya Birla Nuvo Limited

(Devendra Bhandari)
Company Secretary

NKLIN TEMPLETON. INVESTMENTS

Franklin Templeton Mutual Fund
Wockhardt Tower, Level-4,
Bandra Kurla Complex,
Bandra-East, Mumbai - 400 051.
Tel.: (91-22) 5551 9100
Fax: (91-22) 5649 0622

The Secretarial Department
Aditya Birla Nuvo Ltd
(Formerly Indian Rayon and Industries Ltd.)
4th Floor, 'B' Wing
Aditya Birla Centre
S. K. Ahire Marg
Worli
Mumbai 400 025

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (3) and (6)]

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders with Telephone No.	**Franklin Templeton Mutual Fund** 4th Floor, Wockhardt Towers Bandra Kurla Complex Bandra (East), Mumbai 400 051 Tel. No. (022) 5551 9100 through its various schemes
Shareholding prior to ~~acquisition~~/sale	As per Annexure
No. & % of shares/voting rights ~~acquired~~/sold	FIPF: 63,168 (0.105%)
Receipt of allotment advice/acquisition of shares/sale of shares – specify	Sale of shares
Date of ~~Acquisition~~/ Sale	December 08, 2005
Date of intimation to company	December 12, 2005
Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	N.A
No. & % of shares/voting rights post-~~acquisition~~/sale	As per Annexure
Trading member through whom the trade was executed with SEBI Registration no. of the TM	J.P.Morgan India Private Limited Regn. No BSE INB 010675237 Regn. No NSE INB 230675231
Exchange on which the trade was executed	The Bombay Stock Exchange Ltd. National Stock Exchange of India Ltd.
Buy quantity	N.A
Buy value	N.A
Sell quantity	BSE: **33,831** NSE: **29,337**
Sell value	BSE: Rs. 2,44,30,560.69 NSE: Rs. 2,11,69,938.87

for Templeton Mutual Fund

Pranita Gramopadhye

FRANKLIN.TEMPLETON.
INVESTMENTS

ANNEXURE TO FORM C

Regulation 13(3) - SEBI (Prohibition of Insider Trading) Regulations, 1992

Details of change in shareholding

Name of the schemes	Pre-sale holdings		Post-sale holdings	
	No. of shares	% of Total shares	No. of shares	% of Total shares
Franklin India Prima Fund (FIPF)	2063168	3.4450%	2000000	3.3395%
Franklin India Bluechip Fund (FIBCF)	1000000	1.6697%	1000000	1.6697%
Total	30,63,168	5.1147%	3000000	5.0092%

23

INDIAN RAYON

ADITYA BIRLA GROUP

PRESS RELEASE

Mumbai, 29th April 2004

THE ADITYA BIRLA GROUP'S INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS IMPRESSIVE PERFORMANCE FOR THE FOURTH QUARTER AND THE YEAR ENDED 31ST MARCH 2004

Sales at Rs. 1,573.83 Crores up by 9.1%
Profit Before Tax and Exceptional Items at Rs. 161.47 Crores up by 10.0%
Net Profit at Rs. 131.27 up by 24.6%

Rs. Crores

Particulars	Three Months ended 31st March			For the year ended 31st March		
	2004	2003	Growth %	2004 Audited	2003 Audited	Growth %
Net Sales	**396.61**	**334.18**	18.7	**1,573.83**	**1,442.42**	9.1
Profit before Depreciation & Tax	60.79	57.70	5.4	242.99	218.48	11.2
Depreciation & Amortisation	20.30	17.63	15.1	81.52	71.74	13.6
Profit Before Tax and Exceptional Items	**40.49**	**40.07**	1.0	**161.47**	**146.74**	10.0
Exceptional Items	-	(18.65)		19.95	(7.18)	
Profit After Exceptional Items	**40.49**	**21.42**	89.0	**181.42**	**139.56**	30.0
Provision for Tax	12.94	3.63	256.5	50.15	34.22	46.6
Net Profit for the current period	**27.55**	**17.79**	**54.9**	**131.27**	**105.34**	**24.6**
Exceptional items						
Gain on sale of IGFL Shares				19.95		
Loss on sale on Investment-MRPL		(57.08)			(57.08)	
Gain on Insulator Demerger		38.42			38.42	
Tax Provision No Longer Required Written Back		0.01			11.48	
Total	-	(18.65)		19.95	(7.18)	

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 1,573.83 Crores for the year ended 31st March 2004, up by 9.1%, vis-à-vis Rs. 1,442.42 Crores achieved in the previous year.

The Company has provided for an additional depreciation of Rs. 4.12 Crores, on trade marks/brands as required, on Accounting Standard 26 becoming effective, and higher depreciation on fast depreciating items like computers, vehicles and furniture, which has resulted in additional depreciation amounting to Rs.6.15 Crores for the year. Had these changes not been made, the profit (net of tax) for the year would have been up by Rs. 6.59 Crores.

Profit Before Tax and Exceptional Items is higher by 10.0% at Rs. 161.47 Crores. Net profit for the year is up by 24.6% to Rs. 131.27 Crores as against Rs.105.34 Crores in the previous year.

The net profit for this year is not strictly comparable to that of the previous year because of exceptional items. During the year the Company gained Rs. 19.95 Crores on the sale of its shares in Indo Gulf Fertiliser Limited. In the previous year the Company had benefited by Rs. 38.42 Crores on account of the demerger of the Insulator Division, but incurred a loss of Rs. 57.08 Crores on account of its disinvestments in MRPL. The Company also wrote back tax provisions of Rs. 11.48 Crores.

Dividend

The Board of Directors has recommended a dividend of 40% as compared to 37.5% paid in the previous year. The company will also pay a divided tax of 12.81%. The dividend outgo will therefore be Rs. 27.02 Crores.

Division-wise Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Year ended 31st March		Year ended 31st March	
		2004	2003	2004	2003
Viscose Filament Yarn	Tons	15,694	15,422	335.17	338.02
Garments	Lac Pcs.	74.3	61.7	391.94	326.07
Carbon Black	Tons	118,182	114,232	340.30	327.84
Textiles		-	-	393.20	348.30

Rayon Division

Rayon Division sustained revenues at Rs. 335.17 Crores. Even as VFY sales volumes were higher by 272 Tons and capacity utilisation at 107%, realisations were impaired due to the industry wide high stock levels built at the time of weavers and transporters strike. Import of low price yarns from China further impacted sales. Higher volumes and better realisation from Caustic Soda and Chlorine have enabled to maintain revenue levels.

While in the short-term, VFY prices would remain under pressure, the overall demand is expected to remain stable. To focus on enhancing the share of value added yarns, a Capex of Rs. 70 Crores is underway. This will result in raising the Continuous Spinning Yarn (CSY) capacity by 1,000 tonnes and taking total capacity to 16,000 tonnes p.a. Facilities for superior quality of coloured/dyed yarns for the international markets will be provided in the next phase. These quality-oriented measures will help the business being profitable.

Madura Garments

The Garments Division has maintained its market leadership. Revenues have grown by 20.4% to Rs. 391.94 Crores vis-à-vis Rs. 326.07 Crores achieved in the previous year. Sales volumes were up by 20.4% to 74.3 Lac pieces with improved consumer sentiments despite intense competition. This has resulted in business showing a very small segment loss of Rs.1.84 Crores against Rs. 14.52 Crores incurred last year.

The power brands – Louis Philippe, Van Heusen, Allen Solly, and Peter England in the popular segment continue to maintain their cutting edge positions through innovative product development, design differentiation and range extensions. The festive collections launched by premium brands such as Louis Philippe's Gods & Kings have been welcomed by the fashion and style conscious consumers. The Peter England turnaround strategy has started yielding positive results from the second quarter. The Outerwear Jackets, Suits, Allen Solly Women's Wear, SF Jeans and Knitwear launched last year are on the growth trajectory.

The division was adjudged "The Best Apparel Company of the Year" at the Images Fashion Award. The other accolades received include "Allen Solly – Best Trouser Brand of the Year", "Allen Solly Women's Wear – the Best Women's Wear Brand of the Year" and "SF Jeans – the Best Brand Launch of the Year".

The long-term outlook for the business is encouraging with positive consumer sentiment, enhanced buying power and the growth in economy. However competition has intensified with the entry of global brands and new players (in store brands / regional brands) for prime retail space in high street and top malls. In such a scenario, Madura Garment's business shall capitalize on opportunities with well-crafted strategies in place to drive profitable growth. To augment its profitability it shall continue to focus on enhancing brand equity, providing differentiated merchandise, full wardrobe solutions, reinforcing Peter England as a mega brand, effective and contemporary retail strategy and move towards providing a lifestyle solution for its Power Brands.

Carbon Black Division

The Carbon Black Division's revenues at Rs. 340.30 Crores are up by 3.8% vis-à-vis Rs. 327.83 Crores attained in the previous year. Sales volumes at 118,182 tons have grown by 3.5% with higher exports and the growth of the auto and tyre industry in India. Average realizations have been maintained.

The outlook for the business is positive. However, going forward margins may remain under pressure on account of removal of duty differential between Carbon Black Feed Stock (CBFS) and Carbon Black, cheaper imports, rising trend in CBFS prices and sea freight. The Division is geared to leverage its new capacity to increase exports volumes, as the Brown field expansion commissioned in February'2004 has added 40,000 tonnes at the Gummidipoondi plant, raising the total capacity to 1,60,000 MT. Besides proactively managing CBFS procurement, it additionally intends to develop speciality/ value added products.

Textiles Division

The Textiles Division's revenues have gone up a significant 12.9% to Rs. 393.20 Crores against Rs. 348.30 Crores in the corresponding year. Exports constitute about 48% of the Division's revenues. Realisation has remained under pressure in the Worsted segment as the increase in wool prices could only be partially passed on to the customers. The Synthetic segment is moving towards value added speciality yarn to improve margins. Flax yarn performance has improved after the modernisation of the plant. The Linen fabric has benefited from retailing initiatives. The division's focus on retailing of linen fabrics will continue, given the encouraging market response.

Insulators Domestic Marketing

The Division's revenues stood at Rs. 72.52 Crores. The outlook for the insulator business is promising given the power sector reforms, which will unleash demand in the transmission and in the distribution segment.

Joint Venture and Subsidiaries

The Company's subsidiaries and joint ventures are on track.

BIRLA NGK Insulators Private Limited has registered a turnover of Rs. 163.67 Crores. The insulator business has instituted strict compliance with IEC standards. The yield improvement efforts guided by NGK experts are progressing well. The overall performance of the business will be bettered, as a Capex of Rs. 57 Crores slated for completion, will add to capacity and improved quality.

Birla Sun Life Insurance Company has recorded a jump of 274% in Premium Income of Rs. 537.5 Crores and the Annualised Premium has grown by 253% to Rs. 462.6 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in group insurance business and unit-linked products.

The Software business has reversed the downward trend in performance and has grown revenues by 21% to Rs. 86 Crores. With concentrated efforts it has acquired new customers, improved revenue flow and curtailed losses. The focus is now on further strengthening marketing and delivery capabilities.

The BPO business has had a very strong year. Revenues leapfrogged from Rs. 27.50 Crores in the previous year to Rs. 69.43 Crores. The current revenue run rate has increased to Rs. 8 Crores per month, and the business has achieved net profit from January'2004 onwards, in line with expectations. Its 3rd call centre has become operational at Bangalore, which has enhanced seat capacity to 1,600.

Future Outlook

The sector wise future outlook for the Company is promising

- VFY will gain from superior quality and larger share of value added yarns on completion of the Capex initiatives underway.
- Garments will maintain its profitable growth momentum through market leadership, growing volumes and retail expansion
- Carbon Black will grow volumes aided by new capacity
- Textiles will ride on the retailing of linen and improving margins from the worsted segment.
- Insulators operations will gain from higher yield and power sector reforms
- Insurance business will continue to grow at an enhanced rate and maintain its market position
- Software is geared to enhance its performance
- BPO will benefit from expanded capacity and growth in industry

---

Please note our new address from 10th May, 2004:

Indian Rayon And Industries Limited
Corporate Finance Division
Aditya Birla Centre, 4th Floor, A-Wing,
S.K.Ahire Marg
Worli, Mumbai – 400 025
Tel: (Board) 56525000 / 24995000

INDIAN RAYON

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

(Rs In Crores)

Nine Months Ended 31st Dec.'03	Quarter Ended 31st Mar 2004	Quarter Ended 31st Mar 2003	SEGMENT REPORTING	Year Ended 31st Mar'04 (Audited)	Year Ended 31st Mar'03 (Audited)
			Segment Revenue		
302.64	89.30	66.42	Garments	391.94	326.07
250.28	84.89	79.08	Rayon Yarn (Including Caustic & Allied Chemicals)	335.17	338.01
250.40	89.90	89.50	Carbon Black	340.30	327.84
50.82	21.70	2.26	Insulators (See Note 2)	72.52	63.20
290.25	103.83	88.60	Textiles (Spun Yarns & Fabrics)	394.08	348.40
33.20	7.51	8.32	Others	40.71	39.17
1,177.59	397.13	334.18	Total Segment Revenue	1,574.72	1,442.69
(0.37)	(0.51)		Less : Inter segment revenue	(0.88)	(0.27)
1,177.22	396.62	334.18	Net Sales / Income from operation	1,573.84	1,442.42
			Segment Results (Profit before Interest and Tax - PBIT)*		
(1.89)	0.05	(8.68)	Garments	(1.84)	(14.52)
58.91	19.02	23.99	Rayon Yarn (Including Caustic & Allied Chemicals)	77.93	97.11
49.54	15.14	17.15	Carbon Black	64.68	58.59
14.81	6.62	2.00	Insulators (See Note 2)	21.43	14.69
3.39	3.16	4.90	Textiles (Spun Yarns & Fabrics)	6.55	9.90
3.18	1.34	0.75	Others	4.52	1.94
127.94	45.33	40.11	Total Segment Result	173.27	167.71
(18.73)	(5.26)	(7.73)	Less: Interest and Finance Expenses	(23.99)	(43.70)
7.45	1.72	8.92	Add: Interest Income	9.17	21.98
4.31	(1.28)	(1.23)	Add: Net of Unallocable Income / (Expenditure)	3.03	0.75
120.97	40.51	40.07	Profit Before Tax and Exceptional items	161.48	146.74
19.95	-	(18.66)	Exceptional Items	19.95	(18.66)
140.92	40.51	21.41	Profit After Exceptional Items	181.43	128.08
As on 31st Dec'03			Capital Employed (Segment assets - Segment liabilities)	As on 31st Mar'04	As on 31st Mar'03
240.59			Garments	242.24	200.33
266.13			Rayon Yarn (Including Caustic & Allied Chemicals)	264.42	260.90
285.09			Carbon Black	332.98	268.80
16.72			Insulators (See Note 2)	19.97	4.01
159.43			Textiles (Spun Yarns & Fabrics)	153.39	174.88
21.18			Others	16.85	21.89
989.14			Total Segment Capital Employed	1029.85	930.81
586.97			Add: Unallocated Corporate assets	612.18	485.26
1576.11			Total Capital Employed	1642.03	1416.07

*** After providing additional depreciation of Rs 10.28 Crores (Garments Rs 5.95 crores, Rayon Yarn Rs 1.69 crores, Carbon Black Rs 1.21 crores, Textiles Rs 0.88 crores, Others Rs 0.55 crores) (Refer Note 1)**

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2004

(Rs. in Crores)

Nine Months Ended 31st Dec'03	Quarter Ended 31st Mar 2004	Quarter Ended 31st Mar 2003	FINANCIAL RESULTS	Year Ended 31st Mar'04 (Audited)	Year Ended 31st Mar'03 (Audited)
1,282.80	431.26	367.92	Sales	1,714.06	1,593.35
105.58	34.64	33.74	Less: Excise Duty	140.22	150.93
1,177.22	396.62	334.18	**Net Sales / Income from Operation**	1,573.84	1,442.42
10.98	3.29	1.44	Other Income	14.27	10.00
1,188.20	399.91	335.62	**Total Income**	1,588.11	1,452.42
			Total Expenditure:		
3.82	(24.83)	(0.87)	Decrease / (Increase) in Stock in Trade	(21.01)	(3.87)
582.58	229.92	162.20	Consumption of Raw Materials, etc.	812.50	686.81
87.51	30.30	28.90	Staff Cost	117.81	122.83
315.36	100.17	87.88	Other Expenditure	415.53	398.28
198.93	64.35	57.51	**Profit Before Interest, Depreciation, Royalty & Tax**	263.28	248.37
18.73	5.26	7.73	Interest and Finance Expenses	23.99	43.70
7.45	1.72	8.92	Add: Interest Income	9.17	21.98
187.65	60.81	58.70	**Profit Before Depreciation, Royalty & Tax**	248.46	226.65
5.46	-	1.00	Royalty to Wholly-owned Subsidiary	5.46	8.17
61.22	20.30	17.63	Depreciation and Amortization	81.52	71.74
120.97	40.51	40.07	**Profit Before Tax and Exceptional Items**	161.48	146.74
19.95	-	(18.66)	Exceptional Items	19.95	(18.66)
140.92	40.51	21.41	**Profit After Exceptional Items**	181.43	128.08
32.18	12.07	1.53	Provision for Current Tax	44.25	9.00
5.03	0.87	2.10	Provision for Deferred Tax	5.90	25.22
-	-	(0.01)	Tax provision no longer required, written back	-	(11.48)
103.71	27.57	17.79	**Net Profit**	131.28	105.34
59.88	59.88	59.88	Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88
-	-	-	Reserves	1,207.80	1,110.91
17.32	4.60	2.97	Basic and Diluted Earning Per Share (Rs.)	21.92	17.59
			Aggregate of Non-Promoter Shareholding		
			Number of Shares	42,776,227	43,752,582
			Percentage of Shareholding	71.43%	73.07%
			Dividend	40%#	37.5%

Recommended

Notes:

1 The Company has provided additional depreciation as under:-

a). On revising useful lives of fast moving items, office computers, vechiles and furniture & fixtures, Rs.0.61 crores for the quarter and Rs.6.15 crores for the year.

b). On revising the amortisation period of Intangible assets from 15 years to 10 years, Rs.1.03 crores for the quarter and Rs.4.12 crores for the year.

2 The results for the year are strictly not comparable with those for the year ended 31.3.03 as the Insulator Business of the Company was demerged with effect from 1st August 2002. The Company has acquired domestic marketing rights of Insulator in February 2003, on formation of Joint Venture with NGK Insulators Limited, Japan.

3 There was one Investor complaint pending at the beginning of the quarter. During the quarter ended 31st March, 2004, eight complaints were received. Out of total nine complaints, eight have since been resolved. The remaining one complaint is pending for receipt of certain documents from Investor.

4 Previous year's/period's figures are regrouped/ rearranged wherever necessary.

5 The above audited results, have been taken on record at a meeting of the Board of Directors held on 29th April, 2004.

Place: Mumbai
Date: 29th April, 2004

B.L.SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON
ADITYA BIRLA GROUP

Rs in Crores

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2004

AUDITED FINANCIAL RESULTS	FY 2003-04	FY 2002-03
Net Sales / Income from operation	2,405.31	1,771.98
Other Income	16.72	10.47
Total Income	2,422.03	1,782.45
Total Expenditure:		
Decrease / (Increase) in Stock in Trade	(19.80)	0.11
Cost of Materials	857.68	714.39
Salaries, Wages and other benefits	262.16	221.26
Other Operating Expenditure	720.40	556.98
Change in valuation of liability in respect of life policies in force	397.44	91.17
Profit Before Interest, Depreciation & Tax	204.14	198.54
Interest Expenses	41.07	62.57
Add: Interest Income	8.71	21.82
Profit Before Depreciation & Tax	171.79	157.79
Depreciation and Amortisation	126.84	108.47
Profit Before Tax and Exceptional Items	44.95	49.33
Exceptional Items	17.26	(10.28)
Profit After Exceptional Items	62.21	39.05
Provision for Current Tax	45.28	10.72
Provision for Deferred Tax	4.05	27.15
Add: Tax Provision no longer required written back	-	(11.48)
Net Profit After Tax	12.88	12.66
Minority Interest in loss of Subsidiaries	(19.64)	(24.02)
Consolidated Net Profit	32.52	36.68
Paid up Equity Share Capital (Face Value of Rs.10 each	59.88	59.88
Basic and Diluted EPS (Rs)	5.43	6.13

SEGMENT REPORTING	FY 2003-04	FY 2002-03
Segment Revenue		
Garments	391.94	326.07
Rayon Yarn	335.17	338.01
Carbon Black	340.30	327.84
Insulators	154.35	130.57
Textiles	394.08	348.40
Insurance	549.88	150.99
Software	86.01	71.28
BPO	57.28	-
Telecom	55.56	39.05
Others	47.73	49.67
Total Segment Revenue	2,412.29	1,781.87
Less: Inter Segment Revenue	(6.98)	(9.90)
Net Sales/ Income from operation	2,405.31	1,771.98
Segment Results (Profit before Interest and Tax - PBIT)		
Garments	(1.84)	(14.52)
Rayon Yarn	77.93	97.11
Carbon Black	64.68	58.59
Insulators	12.87	22.94
Textiles	6.55	9.90
Insurance	(77.63)	(60.01)
Software	(15.07)	(28.09)
BPO	(1.87)	0
Telecom	2.72	(1.98)
Others	5.95	5.40
Total Segment Result	74.28	89.33
Less: Interest & Finance Expenses (Net)	(32.36)	(40.75)
Add: Net of Unallocable Income/ (Expenditure)	3.03	0.75
Profit Before Tax and Exceptional Items	44.95	49.33
Exceptional Items	17.26	(10.28)
Profit After Exceptional Items	62.21	39.05
Capital Employed (Segment Assets - Segment Liabilities)	**As on 31st March, 04**	**As on 31st March, 03**
Garments	242.24	200.33
Rayon Yarn	264.42	260.90
Carbon Black	332.98	268.80
Insulators	96.33	76.03
Textiles	153.39	174.88
Insurance	106.91	74.65
Software	25.29	37.70
BPO	53.79	-
Telecom	137.30	130.45
Others	35.36	87.78
Total Segment Capital Employed	1,448.00	1,311.51
Add: Unallocated Corporate Assets	219.34	201.03
Total Capital Employed	1667.34	1512.54

INDIAN RAYON
ADITYA BIRLA GROUP

PRESS RELEASE   Mumbai, 27th July 2004

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE FOR THE FIRST QUARTER ENDED 30th JUNE 2004

Net Sales at Rs. 415.29 Crores up by 22.5%
Net Profit Before tax and exceptional items at Rs. 31.09 Crores up by 1.9%

Rs. Crores

Particulars	Three Months ended 30th June		
	2004 Unaudited	2003 Unaudited	Growth %
Net Income from Operations	**415.29**	**339.02**	22.5
Profit before Depreciation & Tax	50.75	49.02	3.5
Depreciation & Amortisation	19.66	18.52	6.1
Profit Before Tax and Exceptional Items	**31.09**	**30.50**	1.9
Exceptional Item: Gain on sale of business	4.01	-	-
Profit afetr Exceptional Items	**35.10**	**30.50**	15.1
Provision for Current Tax	10.48	6.80	54.1
Provision for Deferred Tax	1.20	2.14	(43.9)
Net Profit before additional Deferred Tax	**23.42**	**21.56**	**8.7**
Provision for Additional Deferred tax on levy of Education Cess	2.55		
Net Profit	**20.87**	**21.56**	(3.2)

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 415.29 Crores for the quarter ended 30th June 2004, up by 22.5%, vis-à-vis Rs. 339.02 Crores achieved in the corresponding quarter.

Profit before tax and exceptional items are up by 1.9% at Rs. 31.09 Cores over the corresponding quarter.

The Company has accrued an exceptional gain of Rs. 4.01 Crores on transfer of the Tea Exports Business.

Net profit for current period is up by 8.7% at Rs. 23.42 Crores against Rs. 21.56 Crores in the corresponding quarter. The Company, however, as a matter of prudence has provided an additional Deferred Tax of Rs. 2.55 Crores, given the introduction of Education Cess in the recent Budget, which has resulted in reduction in Net Profit to Rs. 20.87 Crores.

Division-wise Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Year ended 30th June		Year ended 30th June	
		2004	2003	2004	2003
Viscose Filament Yarn	Tons	3,484	3,260	75.31	68.62
Garments	Lac Pcs.	19.9	16.8	107.08	89.21
Carbon Black	Tons	40,899	24,868	110.70	74.72
Textiles		-	-	101.66	86.71

Rayon Division

Rayon Division revenues at Rs. 75.31 Crores are up by 9.7% over that of Rs. 68.62 Crores achieved in the previous year. Capacity utilisation has been in excess of 100 per cent. VFY sales volumes were higher by 224 Tons. Realisations were impaired due to industry-wide high stock levels. Import of low price yarns from China further impacted sales. Higher volumes of Caustic Soda and Chlorine contributed to the revenue growth.

While in the short-term, VFY prices would remain under pressure, the overall demand may increase with the withdrawal of the compulsory Cenvat regime for weavers. To focus on enhancing the share of value added yarns, a Capex of Rs. 28 Crores is underway. This will result in raising the Continuous Spinning Yarn (CSY) capacity by 1,000 tonnes and raising the total capacity to 16,000 tonnes p.a. by September-04. Technology upgradation to improve quality standards is on the anvil. A capex of Rs. 100 Crores has been planned to enhance the captive power plant capacity by 18 MW and Caustic Soda capacity by 45 Tons per day. This will help the business in improving profits.

Madura Garments

Garments Division has maintained its market leadership. Revenues have grown by 20.0% to Rs. 107.08 Crores vis-à-vis Rs. 89.21 Crores achieved in the previous year. Sales volumes have risen by 18.5% to 19.9 Lac pieces, despite intense competition. The fiscal year started on a very positive note but from mid-May, pending budget uncertainties, market sentiments weakened, with lower footfalls in najor retail stores and malls.

The power brands – Louis Philippe, Van Heusen, Allen Solly, and Peter England in the popular segment continue to maintain their cutting edge positions through innovative product development, design differentiation and range extensions. Van Heusen launched its "Informals" range, which has met with immediate success. The "Oxyrich" collection has received a good response. In addition to the "Gods & Kings" range the Linen collection of Louis Philippe has been well received. Peter England introduced a test launch of its suits and blazers in some markets of South India. The response has been very encouraging and plans are afoot to extend this nationally in the next quarters. Knits and Jeanswear are growing categories across brands. The Company has had good sales during the summer season in these categories.

The long-term outlook for the business is positive. However, in the short term, discounting will be slightly higher due to high inventory holding in the industry and seasonal promotional offers in some markets. Madura Garment's business focus is on:

- Evolving an effective and contemporary retail strategy while moving towards providing a lifestyle solution for its Power Brands
- Enhancing brand equity and
- Providing differentiated and innovative merchandise.

Carbon Black Division

Carbon Black Division's revenues at Rs. 110.70 Crores are up by 48.1% vis-à-vis Rs. 74.72 Crores attained in the previous year. The Plant operated at 100.3% on enhanced capacity on completion of the brownfield expansion of 40,000 TPA in February-2004. Pending demand growth in the domestic market, exports volumes were increased. Total sales volumes thus grew by 64.5% to 40,899 tons.

The outlook for the business is positive. However, going forward margins may remain under pressure on account of cheaper imports, volatile CBFS prices, higher sea freight and changing market mix. The Division's thrust will be on maximising realization. Besides proactively managing CBFS procurement, it intends to develop speciality/ value added products.

Textiles Division
Textiles Division's revenues have gone up a significant 17.2% to Rs. 101.66 Crores against Rs. 86.71 Crores in the corresponding year. Higher volumes and better realizations have been witnessed across the segments. Exports constituted about 55% of the Division's revenues. Worsted segment has benefited with stable wool prices. Flax yarn performance has improved after the modernisation of the plant. The Linen fabric has benefited from retailing initiatives. The Synthetic segment is moving towards value added speciality yarn to improve margins. The Textile Industry should benefit from liberalised excise duty regime. The Division's emphasis on retailing of linen fabrics will continue, given the encouraging market response.

Insulators Domestic Marketing
The Division's revenues stood at Rs. 18.00 Crores. The outlook for the insulator business is promising given the power sector reforms, which will unleash demand in the transmission and distribution segment.

Joint Ventures and Subsidiaries
The Company's subsidiaries and joint ventures are on track.

BIRLA NGK Insulators Private Limited has registered a turnover of Rs. 36.53 Crores. The yield improvement efforts guided by NGK experts are underway. The overall performance of the business will be bettered, as a Capex of Rs. 63 Crores will add to capacity and for modernisation of facilities to e completed during the year.

Birla Sun Life Insurance Company has recorded a jump of 297% in new business annualised premium income to Rs. 93.5 Crores and the total premium income has grown by 306% to Rs. 126.2 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in unit-linked products and alternate channel distribution.

The Software business has reversed the downward trend in performance and has turned EBIDTA positive. Revenues stood at Rs. 21.3 Crores. With concentrated efforts it has acquired new customers, improved revenue flow and curtailed losses. The focus is now on further strengthening marketing and delivery capabilities.

The BPO business revenues have grown significantly from Rs. 12.1 Crores in the corresponding quarter to Rs. 20.9 Crores. The seat capacity has increased to 1,600 and number of manpower has risen to 2,220. The Company is striving to further increase the client base.

Conclusion
Overall, the boost given to textiles sector in budget and various capex and other initiatives taken across .ie businesses Indian Rayon is optimistic about the future and is confident of enhancing revenue and earnings during the fiscal.

INDIAN RAYON
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th June 2004	Quarter Ended 30th June 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	450.46	369.94	1,714.06
Less: Excise Duty	35.17	30.92	140.22
Net Income from Operation	415.29	339.02	1,573.84
Other Income	1.50	2.80	14.27
Total Income	416.79	341.82	1,588.11
Total Expenditure:			
Decrease / (Increase) in Stock in Trade	(4.70)	(13.15)	(21.01)
Consumption of Raw Materials, etc.	215.32	173.82	812.50
Staff Cost	30.30	28.04	117.81
Other Expenditure	121.09	97.40	415.53
Profit Before Interest, Depreciation, Royalty & Tax	54.78	55.71	263.28
Interest and Finance Expenses	5.07	7.36	23.99
Add: Interest Income	1.04	3.02	9.17
Profit Before Depreciation, Royalty & Tax	50.75	51.37	248.46
Royalty to Wholly-owned Subsidiary	-	2.35	5.46
Depreciation and Amortisation	19.66	18.52	81.52
Profit Before Tax and Exceptional Items	31.09	30.50	161.48
Gain on sale of Long Term Strategic Investments	-	-	19.95
Gain on transfer of Business (See Note - 1)	4.01	-	-
Profit Before Tax	35.10	30.50	181.43
Provision for Current Tax	10.48	6.80	44.25
Provision for Deferred Tax	1.20	2.14	5.90
Net Profit Before additional Deferred Tax	23.42	21.56	131.28
Additional provision for Deferred tax (See Note - 2)	2.55	-	-
Net Profit	20.87	21.56	131.28
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88
Reserves	-	-	1,207.80
Basic and Diluted Earning Per Share (Rs.)	3.49	3.60	21.92

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th June 2004	Quarter Ended 30th June 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue			
Garments	107.08	89.21	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	75.31	68.62	335.17
Carbon Black	110.70	74.72	340.30
Insulators	18.00	13.46	72.52
Other Textiles (Spun Yarns & Fabrics)	102.07	86.71	394.08
Others	2.54	6.30	40.71
Total Segment Revenue	415.70	339.02	1,574.72
Less : Inter segment revenue	(0.41)	-	(0.88)
Net Income from operation	415.29	339.02	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)			
Garments	1.19	(0.44)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	14.67	12.51	77.93
Carbon Black	15.78	17.37	64.68
Insulators	3.96	4.29	21.43
Other Textiles (Spun Yarns & Fabrics)	1.78	0.05	6.55
Others	0.89	0.36	4.52
Total Segment Result	38.27	34.14	173.27
Less: Interest and Finance Expenses	(5.07)	(7.36)	(23.99)
Add: Interest Income	1.04	3.02	9.17
Add: Net of Unallocable Income / (Expenditure)	(3.15)	0.70	3.03
Profit Before Tax and Exceptional Items	31.09	30.50	161.48
Exceptional Gains	4.01	-	19.95
Profit Before Tax	35.10	30.50	181.43
Capital Employed	As on	As on	As on
(Segment assets - Segment liabilities)	30th June,04	30th June,03	31st Mar, 04
Garments	246.18	180.78	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)	263.98	268.31	264.42
Carbon Black	333.42	274.70	332.98
Insulators	18.97	18.30	19.97
Other Textiles (Spun Yarns & Fabrics)	151.33	175.89	153.39
Others	14.08	19.77	16.85
Total Segment Capital Employed	1027.96	937.75	1029.85
Add: Unallocated Corporate assets	622.70	519.33	612.18
Total Capital Employed	1650.66	1457.08	1642.03

Notes:

1 The Company has transferred, its Global Exports and Marketing Division on going concern basis, for a consideration of Rs 5.49 crores. This has resulted into a gain of Rs 4.01 crores, which is disclosed as an Exceptional item.

2 As matter of prudence, the company has made provision for taxation including deferred tax on the basis of the proposal contained in the Finance Bill 2004 towards Education Cess. Consequent on the change in rates of taxation, there is a additional provision of Rs 2.55 crores in respect of deferred tax liability as at 31st March, 2004.

3 At the beginning of the quarter, there was one investor complaint pending. During the quarter ended 30th June 2004, six investor complaints were received out of which five complaints have been resolved. At the end of quarter, two investor complaints were pending for want of receipt of documents from investors.

4 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

5 The above results, have been taken on record at a meeting of the Board of Directors held on 27th July, 2004. The Auditors of the Company have carried out limited review of the results for the three months period ended 30th June, 2004.

Place: Mumbai
Date: 27th July, 2004

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

INDIAN RAYON
ADITYA BIRLA GROUP

PRESS RELEASE **Mumbai, 27th October 2004**

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE
FOR THE SECOND QUARTER ENDED 30th SEPTEMBER 2004

Net Sales at Rs. 465.08 Crores up by 9.1%
Net Profit Before exceptional items at Rs. 31.82 Crores down by 5.4%

Rs. Crores

Particulars	Three Months ended 30th September			Half Year ended 30th September		
	2004 Unaudited	2003 Unaudited	Growth %	2004 Unaudited	2003 Unaudited	Growth %
Net Income from Operations	**465.08**	**426.46**	9.1	**880.37**	**765.47**	15.0
Profit before Depreciation & Tax	61.74	70.52	(12.5)	112.49	119.53	(5.9)
Depreciation & Amortisation	19.82	22.47	(11.8)	39.48	40.99	(3.7)
Profit Before Tax and Exceptional Items	**41.92**	**48.05**	(12.8)	**73.01**	**78.54**	(7.0)
Provision for Tax	10.10	14.41	(29.9)	24.33	23.35	4.2
Net Profit before Exceptional Items	**31.82**	**33.64**	(5.4)	**48.68**	**55.19**	(11.8)
Exceptional Item: VRS / Gain on sale of business	(7.15)	19.95	(135.8)	(3.14)	19.95	(115.7)
Net Profit	**24.67**	**53.59**	(54.0)	**45.54**	**75.14**	(39.4)

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 465.08 Crores for the quarter ended 30th September 2004, up by 9.1%, vis-à-vis Rs. 426.46 Crores achieved in the corresponding quarter. Garments, Carbon Black and Textiles have been the growth drivers.

Profit before Depreciation and Tax at Rs. 61.74 Crores is lower by 12.5% due to severe pressure on realization in VFY and elimination of duty differential in Carbon Black business.

Depreciation is lower at Rs. 19.82 Crores against Rs. 22.47 Crores. In the corresponding quarter a provision of Rs. 4.62 Crores was made for fast depreciating items like computers, vehicles and furniture on change of accounting policy.

Net Profit before exceptional items is down by 5.4% to Rs. 33.64 Crores over the corresponding quarter.

The Company had offered a VRS scheme during the quarter. This was accepted by 408 persons in the Rayon Division. The VRS entailed a cost of Rs. 7.15 Crores, which has been treated as an exceptional item. This manpower optimisation will help lower the cost of production. In the corresponding quarter there was a capital gain of Rs. 19.95 Crores on the divestment of its stake in Indo Gulf Fertilizers Limited.

Net profit for current period is down at Rs. 24.67 Crores against Rs. 53.59 Crores in the corresponding quarter.

Division-wise Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 30th September		Quarter ended 30th September	
		2004	2003	2004	2003
Garments	Lac Pcs.	22.3	21.4	126.74	112.65
Viscose Filament Yarn	Tons	4,209	4,458	89.21	96.23
Carbon Black	Tons	41,170	30,219	113.39	88.09
Textiles		-	-	113.46	99.95

Madura Garments

Garments Division has maintained its market leadership. Revenues have grown by 12.5% to Rs. 126.74 Crores vis-à-vis Rs. 112.65 Crores recorded in the previous year. Sales volumes has risen by 4.0% to 22.3 Lac pieces, despite intense competition. Revenue from high-value high-price point products was higher, fuelled by positive consumer sentiments.

The power brands – Louis Philippe, Van Heusen, Allen Solly and Peter England in the popular segment continue to maintain market leadership. Louis Philippe and Allen Solly were accorded the prestigious "Super Brands" status, which marks them among the 101 most powerful brands across categories in India. Madura Garments was adjudged the "Best Apparel Company" in the Clothing & Manufacturers Association of India (CMAI) awards. Allen Solly Women's Wear was awarded the best "Women's Wear" brand. Consistent brand building efforts, developing innovative new merchandise and aggressive campaigns for each of the brands, have accelerated brand growth and equity with consumers.

The long-term outlook for the business is positive. However, in the short term, price offs and discounting will be slightly higher due to high inventory levels in the industry. Madura Garment's business focus is on:

- Leveraging strong brand equity and garnering a larger share during the festive season
- Sustaining brand leadership backed by aggressive marketing campaign
- Maintaining edge in design and product innovation
- Continuing thrust on retail strength and efficiency
- Enhancing branded and contract exports
- Launch men's innerwear

Rayon Division

Rayon Division revenues at Rs. 89.21 Crores are lower by 7.3% compared to Rs. 96.23 Crores in the previous year. Realisations were impaired due to industry-wide high stock levels. Import of low price yarns from China further impacted sales. VFY sales volumes were lower by 5.6% at 4,209 tons. Capacity utilisation remained high at 107.6 per cent. Higher volumes and better realization of Caustic Soda and Chlorine contributed to the revenues.

In the short-term, pending clearance of the inventory built up, VFY prices may remain under pressure. The Continuous Spinning Yarn (CSY) capacity expansion for 1,000 tonnes has been completed. The total capacity stands raised to 16,000 tonnes p.a. This will help in enhancing the share of value added yarns. Technology upgradation to improve quality standards is underway. A capex of Rs. 99 Crores has been planned to enhance the captive power plant capacity by 18 MW and Caustic Soda capacity by 45 Tons per day. This is a step to enhance the bottomline.

Carbon Black Division

Carbon Black Division's revenues at Rs. 113.39 Crores are up by 28.7% vis-à-vis Rs. 88.09 Crores attained in the previous year. Total sales volumes grew by 36.2% to 41,170 tons. The Plant operated at 103.3% on the expanded capacity. Even as increased demand in the domestic market is being catered, exports volumes were increased to augment sales. Increasing crude oil prices has resulted in the increase of CBFS prices.

The outlook for the business is positive. Margins may remain under pressure on account of volatile CBFS prices, higher sea freight and changing market mix. The Division's thrust will be on maximising realization. Besides proactively managing CBFS procurement, it intends to develop speciality/ value added products.

The Company is evaluating a 50,000 tons Brownfield expansion at Chennai / a Greenfield project in Gujarat.

Textiles Division

Textiles Division's revenues have gone up 13.5% to Rs. 113.46 Crores against Rs. 99.95 Crores in the corresponding year. Higher volumes and better realizations have been witnessed across the segments. Exports constituted about 47% of the Division's revenues. Worsted segment has benefited with stable wool prices. Flax yarn performance has improved after the modernisation of the plant. The Linen fabric has benefited from retailing initiatives. Synthetic Yarn segment is moving towards value added speciality yarns to improve margin. Overall demand may increase with the withdrawal of the compulsory Cenvat regime for weavers and in the post WTO regime. The Division's emphasis on retailing of linen fabrics will continue, given the encouraging market response. A capex of Rs. 35 Crores is underway to double Wool Combing capacity to 8,000 TPA.

Insulators Domestic Marketing

The Division's revenues stood at Rs. 19.70 Crores. The outlook for the insulator business is promising given the power sector reforms, which will unleash demand in the transmission and distribution segment.

Joint Ventures and Subsidiaries

The Company's subsidiaries and joint ventures are on track.

BIRLA NGK Insulators Private Limited has registered a turnover of Rs. 38 Crores. The yield improvement efforts guided by NGK experts are underway. The overall performance of the business will be bettered, as a Capex of Rs. 63.3 Crores will add to capacity, and for modernisation of facilities to be completed during the year.

Birla Sun Life Insurance Company has recorded a jump of 142.4% in new business annualised premium income to Rs. 144.70 Crores and the total premium income has grown by 162% to Rs. 188.38 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in unit-linked products and alternate channel distribution.

The Software business has reversed the downward trend in performance and has turned EBITDA positive for second consecutive quarter. Revenues stood at Rs. 20.65 Crores. The Company has increased focus on BFI verticals and has curtailed SG & A expenses. The focus is now on further strengthening marketing and delivery capabilities.

The BPO business revenues have grown significantly from Rs. 15.57 Crores in the corresponding quarter to Rs. 23.92 Crores. The seat capacity has increased to 1,656 and headcount rose to 2,261. The Company is striving to further increase the client base.

Conclusion

Overall, the outlook for the Company is optimistic given the strategic thrust and capex initiatives taken in each of the businesses.

INDIAN RAYON

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2004

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th Sept.		Year to Date		Year Ended 31st Mar'04 (Audited)
	2004	2003	2004	2003	
Income from Operations	496.38	465.28	946.84	835.21	1,714.06
Less: Excise Duty	31.30	38.82	66.47	69.74	140.22
Net Income from Operation	465.08	426.46	880.37	765.47	1,573.84
Other Income	4.36	5.79	5.86	8.60	14.27
Total Income	469.44	432.25	886.23	774.07	1,588.11
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(11.53)	(3.52)	(16.23)	(16.66)	(21.01)
Consumption of Raw Materials, etc.	259.15	216.16	474.46	389.98	812.50
Staff Cost	30.77	29.69	61.08	57.73	117.81
Other Expenditure	124.75	111.77	245.84	209.17	415.53
Profit Before Interest, Depreciation, Royalty & Tax	66.30	78.15	121.08	133.84	263.28
Interest and Finance Expenses	5.41	6.73	10.48	14.09	23.99
Add: Interest Income	0.85	2.21	1.89	5.24	9.17
Profit Before Depreciation, Royalty & Tax	61.74	73.63	112.49	124.99	248.46
Royalty to Wholly-owned Subsidiary	-	3.11	-	5.46	5.46
Depreciation and Amortisation	19.82	22.47	39.48	40.99	81.52
Profit Before Tax and Exceptional Items	41.92	48.05	73.01	78.54	161.48
Effect of VRS costs (See Note 1)	(7.15)	-	(7.15)	-	-
Gain on transfer of business/ sale of Long Term Strategic Investments	-	19.95	4.01	19.95	19.95
Profit Before Tax	34.77	68.00	69.87	98.49	181.43
Provision for Current Tax	11.57	15.71	22.05	22.51	44.25
Provision for Deferred Tax	(1.47)	(1.30)	2.28	0.84	5.90
Net Profit	24.67	53.59	45.54	75.14	131.28
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88	59.88	59.88
Reserves	-	-			1,207.80
Basic and Diluted Earning Per Share (Rs.)	4.12	8.95	7.60	12.55	21.92
Aggregate of Non-Promoter Shareholding					
Number of Shares			42,774,889	43,747,849	42,776,227
Percentage of Shareholding			71.43%	73.07%	71.43%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th Sept.		Year to Date		Year Ended 31st Mar'04 (Audited)
	2004	2003	2004	2003	
Segment Revenue					
Garments	126.74	112.65	233.82	201.86	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	89.21	96.23	164.53	164.86	335.17
Carbon Black	113.39	88.09	224.08	162.81	340.30
Insulators	19.70	16.60	37.70	30.05	72.52
Other Textiles (Spun Yarns & Fabrics)	113.78	99.75	215.86	186.46	394.08
Others	2.58	12.94	5.11	19.23	40.71
Total Segment Revenue	465.40	426.26	881.10	765.27	1,574.72
Less : Inter segment revenue	(0.32)	0.20	(0.73)	0.20	(0.88)
Net Income from operation	465.08	426.46	880.37	765.47	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	6.14	0.09	7.33	(0.35)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	15.33	25.44	30.00	37.95	77.93
Carbon Black	12.79	16.98	28.58	34.35	64.68
Insulators	4.05	4.59	8.01	8.88	21.43
Other Textiles (Spun Yarns & Fabrics)	5.44	1.13	7.22	1.18	6.55
Others	0.85	0.85	1.73	1.21	4.52
Total Segment Result	44.60	49.08	82.87	83.22	173.27
Less: Interest and Finance Expenses	(5.41)	(6.73)	(10.48)	(14.09)	(23.99)
Add: Interest Income	0.85	2.21	1.89	5.24	9.17
Add: Net of Unallocable Income / (Expenditure)	1.88	3.49	(1.27)	4.17	3.03
Profit Before Tax and Exceptional Items	41.92	48.05	73.01	78.54	161.48
Exceptional Items	(7.15)	19.95	(3.14)	19.95	19.95
Profit Before Tax	34.77	68.00	69.87	98.49	181.43
Capital Employed			As on	As on	As on
(Segment assets - Segment liabilities)			30th Sept.,04	30th Sept.,03	31st Mar, 04
Garments			259.03	202.81	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)			277.02	257.37	264.42
Carbon Black			348.09	285.97	332.98
Insulators			15.24	17.25	19.97
Other Textiles (Spun Yarns & Fabrics)			165.45	166.22	153.39
Others			13.68	25.14	16.85
Total Segment Capital Employed			1078.51	954.76	1029.85
Add: Unallocated Corporate assets			581.12	553.85	612.18
Total Capital Employed			1659.63	1508.61	1642.03

Notes:

1. During the quarter ended 30th September 2004, the Company incurred an expenditure of Rs 7.15 Crores towards Voluntary Retirement Scheme (VRS) at Rayon Division. Though full benefits of VRS costs shall accrue in future, the amount has been fully provided and disclosed as an Exceptional Item.
2. At the beginning of the quarter, there were two investor complaints pending for want of documents from the investors. During the quarter ended 30th September, 2004, nine investor complaints received and nine complaints were resolved. At the end of quarter, two investor complaints were pending for want of receipt of documents from investors.
3. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.
4. The above results, have been taken on record at a meeting of the Board of Directors held on 27th October, 2004. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 27th October, 2004

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com
An Aditya Birla Group Company

113

INDIAN RAYON

ADITYA BIRLA GROUP

PRESS RELEASE

Mumbai, 27th January 2005

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE FOR THE THIRD QUARTER ENDED 31st DECEMBER 2004

Net Sales at Rs. 493.31 Crores up by 19.8%
Net Profit before tax and exceptional items at Rs. 47.82 Crores up by 12.7%

Rs. Crores

Particulars	Three Months ended 31st December			Nine Months ended 31st December		
	2004 Unaudited	2003 Unaudited	Growth %	2004 Unaudited	2003 Unaudited	Growth %
Net Income from Operations	**493.31**	**411.73**	19.8	**1,373.68**	**1,177.22**	16.7
Profit before Depreciation & Tax	68.40	62.65	9.2	180.75	182.19	(0.8)
Depreciation & Amortisation	20.58	20.23	1.7	60.06	61.22	(1.9)
Profit Before Tax and Exceptional Items	**47.82**	**42.42**	12.7	**120.69**	**120.97**	(0.2)
Exceptional Item: VRS / Gain/ (Loss) on long term strategic investments/ transfer of business (net)	(3.76)	-	-	(6.76)	19.95	(133.9)
Profit Before Tax	**44.06**	**42.42**	3.9	**113.93**	**140.92**	(19.2)
Provision for Tax	15.41	13.86	11.2	39.74	37.21	6.8
Net Profit	**28.65**	**28.56**	0.3	**74.19**	**103.71**	(28.5)

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 493.31 Crores for the quarter ended 31st December 2004, a growth of 19.8% over the corresponding quarter's turnover of Rs. 411.73 Crores.

The Garments business has enhanced revenue with a richer product mix, while VFY and Carbon Black have witnessed volume growth and Textiles has improved performance on all the parameters.

Profit before Depreciation and Tax at Rs. 68.40 Crores is higher by 9.2% due to better performance by the Garments and Textile Division.

Profit before tax and exceptional items is up by 12.7% to Rs. 47.82 Crores over the corresponding quarter.

Exceptional items include the cost of Rs. 1.81 Crores on VRS at the Rayon Division and a net loss of Rs. 1.95 Crores on long-term strategic investments.

Provision for tax is Rs. 15.41 Crores.

Net profit for the quarter is Rs. 28.65 Crores against Rs. 28.56 Crores in the corresponding quarter.

Division-wise Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 31st December		Quarter ended 31st December	
		2004	2003	2004	2003
Garments	Lac Pcs.	18.5	17.7	129.90	100.80
Viscose Filament Yarn	Tons	4,667	3,952	96.32	85.42
Carbon Black	Tons	41,499	29,846	119.43	87.59
Textiles		-	-	116.33	103.20

Madura Garments

The Garments Division has maintained its market leadership. Revenues have grown by 28.9% to Rs. 129.90 Crores vis-à-vis Rs. 100.80 Crores recorded in the corresponding quarter of the previous year. Improved sales of higher price point products have boosted realisations and top line growth. Suits, Blazers and jackets have performed well and have contributed towards a richer product mix. At the Images Fashion Awards 2004, Madura Garments received the 'Best Apparel Company of the Year' award for the second consecutive year.

The power brands – Louis Philippe, Van Heusen, Allen Solly and Peter England in the popular segment continue to maintain market leadership. Their market presence is being strengthened by various initiatives. "Made to Measure Suits" under Louis Philippe has met with good response. "Innerwear" was launched under the Van Heusen brand and will soon be launched under other brands as well. Retail presence is being strengthened and enhanced to provide high quality international standard shopping experience to consumers. Consistent brand building efforts, development of innovative merchandise and aggressive campaigns for each of the brands, have accelerated brand growth and equity with consumers.

The long-term outlook for the business is positive. Madura Garment's business will continue to lead the industry and shall focus on:

⇒ Building further on brand equity and market share in a competitive market
⇒ Proactive management of supply chain and discounting
⇒ Launch of innerwear in other brands
⇒ Delivering international standard retail experience at the new stores being opened

Rayon Division

The Rayon Division revenues at Rs. 96.32 Crores are higher by 12.8% compared to Rs. 85.42 Crores in the corresponding quarter of the previous year. VFY realisation stabilized at Q2 levels at Rs. 151 per Kg but is lower YoY. However, prices have shown signs of firming up since Jan-05. Sales volume rose by 18.1% to 4,667 tonnes. Stabilization of the 1,000 tonnes Continuous Spinning Yarn (CSY) capacity and 106.9% utilisation of the expanded capacity helped in volume growth. Better realization in Caustic Soda and Chlorine also contributed well to the revenues.

Improving prospects for export of VFY based products augurs well for growth in demand. Technology upgradation to improve quality standards is underway. A capex of Rs. 28 Crores has been planned to raise the Caustic Soda capacity by 45 tonnes per day.

Carbon Black Division

The Carbon Black Division's revenues at Rs. 119.43 Crores are up by 36.4% vis-à-vis Rs. 87.59 Crores attained in the previous year's corresponding quarter. Sales volume grew by 39% to 41,499 tonnes, benefiting from the 40,000 tonnes brownfield expansion completed in Feb-04. The Plant operated at 103.7% of the expanded capacity. Even as increased demand in the domestic market is being catered to, export volumes were increased to augment sales. A capacity of 10,000 tonnes has been added through de-bottlenecking.

3\3

The outlook for the business is positive. Profitability may improve with upward movement in realisation, and softening of crude oil prices. However, high sea freight and changing market mix may have an adverse impact. The Division's thrust will be on maximising realization through passing on the increase in feedstock cost and proactively managing its procurement.

The Company has initiated work on the 50,000 tonnes brownfield expansion at Chennai at a capex of Rs. 105 Crores.

Textiles Division

The Textiles Division's revenues have gone up 12.7% to Rs. 116.33 Crores against Rs. 103.20 Crores in the corresponding quarter of the previous year. Profits have shown improvement across all the product ranges. Exports constituted about 42% of the Division's revenues. The Worsted segment has benefited from stable wool prices. Flax yarn performance has improved after the modernisation of the plant. The Linen fabric has benefited from retailing initiatives, while Synthetic Yarn segment is moving towards value added speciality yarns to improve margins. Further, partial restoration of DEPB rates will give impetus to the exports business. The Division's emphasis on retailing of linen fabrics will continue, given the encouraging market response. A capex of Rs. 36 Crores is underway to double Wool Combing capacity to 8,000 TPA.

Insulators Domestic Marketing

The Division's revenues stood at Rs. 27.08 Crores. The outlook for the insulator business is promising given the power sector reforms, which will hike demand in the transmission and distribution segment.

Joint Ventures and Subsidiaries

The Company's joint ventures and subsidiaries are on track.

BIRLA NGK Insulators Private Limited has registered 11.7% growth in turnover to Rs. 46.78 Crores. A brownfield expansion of 8,000 tonnes has been commissioned in Dec-04, which will enhance volumes. Guided by NGK experts, yield improvement efforts are ongoing.

Birla Sun Life Insurance Company has recorded a jump of 73.7% in annualised premium income from new business to Rs. 144.16 Crores. The total premium income has grown by 109.7% to Rs. 209.31 Crores. The business continues to retain the number two position amongst private life insurance Companies. The Company is a front-runner in unit-linked products and alternate channel distribution. The Company is focusing on increasing the distribution network. It currently has a presence in 33 cities across the country with 44 branches. To further strengthen the distribution network, 11 more branches will be opened by June-05.

The IT Services business has reversed the downward trend in performance and has turned EBITDA positive for the third consecutive quarter. Revenues stood at Rs. 20.39 Crores. The company has increased focus on Banking, Financial and Insurance (BFI) verticals and the Independent Software Vendor (ISV) segment, with greater thrust on high margin business.

The BPO business revenues have grown significantly from Rs. 18.69 Crores in the corresponding quarter to Rs. 26.8 Crores, while seat capacity has increased to 1,656 and headcount to 3,200. The Company is adding new clients while scaling its business with existing clients. The Company is striving to further increase the client base and improve seat utilization.

Conclusion

Overall, the outlook for the Company is optimistic given the strategic thrust, the buoyancy in the market and the capex initiatives taken in each of the businesses.

INDIAN RAYON
ADITYA BIRLA GROUP

PRESS RELEASE Mumbai, 27th April 2005

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE
FOR THE FOURTH QUARTER AND THE YEAR ENDED 31st MARCH 2005

	Full Year		4th Quarter	
Net Sales	**Rs. 1860.62 Cr**	18%	**Rs. 486.95 Cr**	22%
Net Profit before Exceptional items	**Rs. 117.88 Cr**	6%	**Rs. 40.21 Cr**	46%

Rs. Crores

Particulars	Three Months ended 31st March			Year ended 31st March		
	2005	2004	Growth %	2005 Audited	2004 Audited	Growth %
Net Income from Operations	**486.95**	**400.18**	21.7	**1,860.62**	**1,577.38**	18.0
Profit before Depreciation & Tax	64.67	60.80	6.4	245.42	243.00	1.0
Profit Before Tax and Exceptional Items	**44.04**	**40.51**	8.7	**164.73**	**161.48**	2.0
Exceptional Item: VRS / Gain/ (Loss) on long term strategic investments/ transfer of business (net)	(0.89)	-	-	(7.65)	19.95	(138.3)
Profit Before Tax	**43.15**	**40.51**	6.5	**157.08**	**181.43**	(13.4)
Provision for Tax	3.62	12.94	72.0	43.36	50.15	13.5
Net Profit	**39.53**	**27.57**	43.4	**113.72**	**131.28**	(13.4)
Less: Exceptional Items	(0.89)	-		(7.65)	19.95	
Tax thereon	(0.21)	-		(3.49)		
Net Profit before Exceptional Items	**40.21**	27.57	45.8	**117.88**	**111.33**	5.9

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 1860.62 Crores for the year ended 31st March 2005, a growth of 18.0% over the previous year's turnover of Rs. 1577.38 Crores.

The Garments and Textiles business grew in revenues with a richer product mix, while Carbon Black witnessed volume growth.

Profit before Tax and exceptional items at Rs.164.73 Crores is higher by 2.0%. The performance of Garments and Textile Division was partly offset by lower contribution from VFY and Carbon Black.

Exceptional items – VRS at Rayon division Rs.9.54 Crores and gain on sale of investments/business Rs.1.89 Crores against profit of Rs. 19.95 Crores in the previous year have affected the net profit

Net profit for the year is Rs.113.72 Crores against Rs. 131.28 Crores in the previous year.

Dividend
The Board of Directors has recommended a dividend of 40% for the current year same as that of last year. The company will also pay a dividend tax of 14.02 %.The dividend outgo will therefore be Rs. 27.31 Crores.

Divisional Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Year ended 31st March		Year ended 31st March	
		2005	2004	2005	2004
Garments	Lac Pcs.	83.3	75.5	472.40	391.68
Viscose Filament Yarn	Tons	16,445	15,694	352.00	335.17
Carbon Black	Tons	165,095	118,182	467.25	340.30
Textiles				456.12	397.00

Madura Garments

The Garments Division has maintained its market leadership. Revenues have grown by 20.6% to Rs. 472.40 Crores vis-à-vis Rs. 391.68 Crores recorded in the previous year with the divisional operating profit growing by 70.5% to Rs. 39.20 Crores against Rs. 22.98 Crores last year. Two of the power brands – Louis Philippe in the fashion segment and Peter England in the popular segment have crossed the Rs. 100 Crores mark in revenues. Improved sales of higher price point products have boosted realisations and top line growth. Suits, Blazers and jackets have performed well and have contributed towards a richer product mix.

The opening of 21 stores during the year has bolstered retail presence and the division has an aggressive retail expansion plan for the future both in malls and in High streets. Consistent brand building efforts, development of innovative merchandise and aggressive campaigns for each of the brands, have accelerated brand growth and equity with consumers.

Madura Garments received the 'Best Apparel Company of the Year' award at the Images Fashion Awards 2004 for the second consecutive year and at CMAI. The other accolades showered on it include "Allen Solly – Best Trouser Brand of the Year", "Allen Solly Women's Wear – Most Admired Women's Wear Brand of the Year", Louis Philippe and Allen Solly amongst top 100 Superbrands.

Madura Garment will continue to be an industry leader. Its focus will be on building further on consumer equity and market share in a competitive market. Delivering international standard retail experience at the new stores being opened will be a thrust area.

Rayon Division

The Rayon Division's revenues at Rs. 352.00 Crores are higher by 5.0% compared to Rs. 335.17 Crores in the previous year. VFY realisations were effected with high industry stock and increased import from China. Despite this, sales volume rose by 4.8% to 16,445 tonnes on the back of stabilization of the 1,000 tonnes Continuous Spinning Yarn (CSY) capacity and 105.9% utilisation of the expanded capacity.

The chlor-alkali segment has been buoyant. The chemical plants were operating at 108.3% of capacity. Better ECU realization also complemented the revenues.

To insulate itself from the present difficult market conditions, the company has embarked upon an ambitious program of quality improvement and cost reduction. The company has successfully implemented the revised work norms pursuant to long-term settlement with workers, which shall result in improvement in productivity by 35%. Capex initiatives include raising Caustic Soda capacity by 85 tonnes per day through de-bottlenecking and setting up a captive power plant of 20 MW.

Carbon Black Division

Carbon Black Division's revenues at Rs. 467.25 Crores are up by 37.3% vis-à-vis Rs. 340.30 Crores attained in the previous year. Sales volume grew by 39.7% to 165,095 tonnes, benefiting from the 40,000 tonnes brownfield expansion, completed in March-04 and 10,000 tonnes added through de-bottlenecking. The Plant operated at 101.6% of the expanded capacity. Even as increased demand in the domestic market is being catered to, export volumes rose to augment sales.

Volatile crude oil prices remain a cause of concern. Realisation has improved with the pass on of the high CBFS cost to the customers. The Division's emphasis will be on maximising realization through passing on the increase in feedstock cost and proactively managing its procurement.

The Company has initiated work on the 50,000 tonnes brown-field expansion at Chennai at a capex of Rs. 105 Crores.

Textiles Division

The Textiles Division's revenues have gone up 14.9% to Rs. 456.12 Crores as against Rs. 397.00 Crores in the previous year. Profits improved across all the product ranges. Exports constituted about 46% of the Division's revenues. The Worsted segment has gained from value added yarns and stable wool prices. Flax yarn performance has bettered with the modernisation of the plant. The Linen fabric has profited from retailing initiatives and the addition of 20 looms (1,15,000 mtrs per month). Expansion of Wool combing facility by 4,000 TPA is operational with the installation of first card, the balance two cards will be installed in the next 2 months. A capex of Rs 22.5 Crores has been planned for the expansion and modernisation of Flax yarn and Linen Fabric facilities.

Insulators Domestic Marketing

The Division's revenues stood at Rs. 100.12 Crores. The outlook for the insulator business is promising given the power sector reforms, which will hike demand in the transmission and distribution segment.

Consolidated Performance

The Company's Consolidated revenues jumped 33.0% from Rs. 2404.25 Crores to Rs. 3189.26 Crores. With the growth of new businesses, Indian Rayon's JVs and Subsidiaries have contributed 42% to the consolidated revenue, led by the life Insurance business.

The Consolidated net profit surged 77.2% at Rs. 58.64 Crores. BPO business has turned positive for the whole year. IT business losses have come down drastically. In Life insurance business losses have been pruned with the benefit of higher renewal business. A poor export market and higher input cost has adversely impacted the Company's Insulator JV.

Joint Ventures and Subsidiaries

The Company's joint ventures and subsidiaries are on track.

BIRLA NGK Insulators Private Limited has posted marginal growth in turnover to Rs. 168.83 Crores. Its brown-field expansion of 8,000 tonnes has been commissioned in Dec-04, which will enhance volumes. Guided by NGK experts, yield improvement efforts are being pursued.

Birla Sun Life Insurance Company has recorded a jump of 31.3% in annualised premium income from new business to Rs. 607.42 Crores. The total premium income has grown by 70.3% to Rs. 915.47 Crores. The business continues to retain the number 2 position amongst private life insurance Companies with 10% credit to single premium policy in line with international practice. The Company is a front-runner in unit-linked products and alternate channel distribution. The Company is focusing on increasing the distribution network by opening 11 new branches by June-05. It currently has a presence in 33 cities across the country with 44 branches.

The IT Services business has reversed the downward trend in performance and has turned EBITDA positive for the year. Revenues stood at Rs. 82.13 Crores. The company has increased its focus on Banking, Financial and Insurance (BFI) verticals and the Independent Software Vendor (ISV) segment, with greater thrust on high margin business.

The BPO business revenues have grown significantly from Rs. 69.43 Crores in the previous year to Rs. 108.23 Crores, while seat capacity has increased to 1,656 and headcount to 3,235. The Company is striving to further augment its client base and improve its seat utilization.

Growth outlook
The sector wise outlook for the company is promising

- **Madura Garment's** growth will be driven by retail expansion, positive market sentiments and growth initiatives
- **VFY** will gain from thrust on quality, captive power plant and a buoyant chlor-alkali segment
- **Carbon Black** will grow with volumes aided by proposed expansion, though volatile CBFS prices may remain a cause of concern
- **Textiles** will benefit from its focus on niche areas and a positive textile environment post WTO
- **The Insulator- JV** should contribute positively with the stabilisation of its new kiln and quality efforts
- **Life insurance** will yield profits from FY 2007 inline with the plan
- **IT Services** – reinforcement of its leadership team and focus on marketing will fuel growth.
- **BPO** – is geared to enhance performance by further expansion and new clients addition

Conclusion
Overall, the outlook for the Company is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

Mr. Sanjeev Aga appointed as Managing Director

Mr. Sanjeev Aga has been named the Managing Director of Indian Rayon by the Board, from the 1st of May, 2005 and will report to the Chairman.

Indian Rayon has emerged as the Aditya Birla Group's vehicle for investment into new businesses such as garments, insurance, IT/ITES, and others, and has several JVs, e.g., with Sun Life Financial Inc., Canada, and NGK Insulators, Japan.

Given the diversity of businesses, the ambitious future plans of the company, and to sharpen governance practices, Mr. Aga will provide leadership for critical aspects of its business processes such as capital allocation, performance monitoring, and strengthening the strategy for each business within the overall strategic framework of Indian Rayon. While these roles are effectively played by the respective Heads of Business for their own business, for the company as a whole, Mr. Aga would serve as the nodal point - synergising and driving a coordinated approach into the future.

Mr. Aga, 53, joined as a Director on the Board of the Aditya Birla Management Corporation in April 2002, and has since been overseeing Indian Rayon's IT, ITES and Insulators businesses. He was earlier the Chief Executive of the Group's telecom JV, Idea Cellular. Beginning his career with Asian Paints, Mr. Aga rose to occupy senior positions in industry. Prior to joining Birla AT&T, he was Managing Director of Blow Plast.

Mr. Aga is an Honours graduate in Physics from St. Stephen's College, Delhi, and post graduated from IIM Kolkata.

Mr. G.P. Gupta – appointed Director of the Company

The board has also co-opted Mr. Gupta as a director of the company. He is a director on the board of various companies. He was earlier the Chairman of IDBI and UTI.

Dt : 27th April, 2005

INDIAN RAYON

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2005

(Rs in Crores)

Consolidated Financial Results		FINANCIAL RESULTS	Nine Months Ended	Quarter Ended 31st March		Year Ended	
Year Ended 31st March, 05	Year Ended 31st March, 04		31st Dec, 04	2005	2004	31st March 2005	31st March 2004
3,325.62	2,551.88	Income from Operations	1,471.78	516.04	434.82	1,987.82	1,717.61
136.36	147.64	Less: Excise Duty	98.10	29.10	34.64	127.20	140.22
3,189.26	2,404.24	Net Income from Operations	1,373.68	486.94	400.18	1,860.62	1,577.39
19.43	19.88	Other Income	7.42	2.65	3.24	10.07	14.23
3,208.69	2,424.12	Total Income	1,381.10	489.59	403.42	1,870.69	1,591.62
		Total Expenditure:					
(14.41)	(19.80)	Decrease / (Increase) in Stock in Trade	(10.89)	(0.27)	(24.83)	(11.16)	(21.01)
1,040.68	861.48	Consumption of Raw Materials	731.71	264.03	233.73	995.74	816.30
319.73	261.78	Staff Cost	92.14	33.02	29.93	125.16	117.43
917.19	719.08	Other Expenditure	374.31	122.62	100.26	496.93	415.62
684.12	397.44	Change in valuation of liability in respect of life Insurance policies in force					
261.38	204.14	Profit Before Interest, Depreciation & Tax	193.83	70.19	64.33	264.02	263.28
41.94	41.07	Interest and Finance Expenses	16.24	6.70	5.25	22.94	23.99
4.85	8.72	Add: Interest Income	3.16	1.18	1.72	4.34	9.17
224.29	171.79	Profit Before Depreciation, Royalty & Tax	180.75	64.67	60.80	245.42	248.46
		Royalty to Wholly-owned Subsidiary	-	-	-	-	5.46
130.23	126.84	Depreciation and Amortisation	60.06	20.63	20.29	80.69	81.52
94.06	44.95	Profit Before Tax and Exceptional Items	120.69	44.04	40.51	164.73	161.48
1.89	19.95	Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	2.21	(0.32)	-	1.89	19.95
(9.54)	(2.69)	VRS Cost at Rayon Division / Others	(8.97)	(0.57)	-	(9.54)	-
86.41	62.21	Profit After Exceptional Items	113.93	43.15	40.51	157.08	181.43
45.78	45.28	Provision for Current Tax	36.52	8.83	12.07	45.35	44.25
(1.94)	4.05	Deferred Tax (Net)	3.22	(5.21)	0.87	(1.99)	5.90
(0.07)	-	Provision for Tax for earlier years written back					
42.64	12.88	Net Profit	74.19	39.53	27.57	113.72	131.28
(15.76)	(20.21)	Less : Minority Interest					
(0.24)	-	Share of Loss of Associate written back					
58.64	33.09	Net Profit (After Minority Interest)	74.19	39.53	27.57	113.72	131.28
59.88	59.88	Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88	59.88	59.88
		Reserve				1294.18	1207.80
8.78	4.89	Basic and Diluted Earnings Per Share - Rs	12.39	6.60	4.60	18.98	21.91
		Aggregate of Non-Promoter Shareholding					
		Number of Shares				42,747,570	42,776,227
		Percentage of Shareholding				71.38%	71.43%
		Dividend				40%#	40%

Recommended

1. Status of Investor Complaints for the quarter ended 31st March 2005

Opening	Received	Redressed	Pending
NIL	16	16	NIL

2. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.
3. The above results, have been taken on record at a meeting of the Board of Directors held on 27th April, 2005.

Contd. To Page 2

Contd. from Page 1

INDIAN RAYON

ADITYA BIRLA GROUP

(Rs in Crores)

Consolidated Financial Results		SEGMENT REPORTING	Nine Months Ended	Quarter Ended 31st March		Year Ended	
Year Ended 31st March, 05	Year Ended 31st March, 04		31st Dec, 04	2005	2004	31st March 2005	31st March 2004
		Segment Revenue					
472.40	391.68	Garments	363.72	108.68	89.03	472.40	391.68
352.00	335.17	Rayon Yarn (Including Caustic & Allied Chemicals)	260.85	91.15	84.90	352.00	335.17
467.25	340.30	Carbon Black	343.51	123.74	89.90	467.25	340.30
184.53	154.35	Insulators	64.78	35.34	21.69	100.12	72.52
459.02	397.88	Other Textiles (Spun Yarn & Fabrics)	333.23	125.79	107.65	459.02	397.88
956.19	545.26	Life Insurance					
82.13	86.01	Software					
108.23	57.28	BPO					
97.28	55.56	Telecom					
13.70	47.73	Others	9.36	3.38	7.52	12.74	40.71
3,192.73	2,411.22	**Total Segmental Revenue**	1,375.45	488.07	400.68	1,863.52	1,578.27
(3.47)	(6.98)	**Less:** Inter Segment Revenue	(1.77)	(1.13)	(0.51)	(2.90)	(0.88)
3,189.26	2,404.24	**Net Income from Operations**	1,373.68	486.94	400.17	1,860.62	1,577.39
		Segment Results (Profit before Interest and Tax - PBIT)					
13.03	(1.84)	Garments	9.61	3.42	0.04	13.03	(1.84)
66.32	77.93	Rayon Yarn (Including Caustic & Allied Chemicals)	50.39	15.93	19.01	66.32	77.93
60.32	64.68	Carbon Black	44.08	16.24	15.14	60.32	64.68
9.90	12.87	Insulators	13.67	7.94	6.63	21.61	21.43
19.79	6.55	Other Textiles (Spun Yarn & Fabrics)	13.44	6.35	3.16	19.79	6.55
(50.03)	(77.63)	Life Insurance					
(0.55)	(15.07)	Software					
2.47	(1.87)	BPO					
16.90	2.72	Telecom					
6.93	5.95	Others	4.31	1.89	1.35	6.20	4.52
135.07	74.28	**Total Segment Result**	135.50	51.75	45.33	187.25	173.27
(37.09)	(32.35)	Less: Interest & Finance Expenses (Net)	(13.08)	(5.52)	(3.53)	(18.60)	(14.82)
(3.92)	3.03	Add: Net of Unallocable Income/(Expenditure)	(1.73)	(2.19)	(1.29)	(3.92)	3.03
94.06	44.96	**Profit Before Tax and Exceptional Items**	120.69	44.04	40.51	164.73	161.48
1.89	19.95	Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	2.21	(0.32)	-	1.89	19.95
(9.54)	(2.69)	VRS Cost at Rayon Division/Others	(8.97)	(0.57)	-	(9.54)	-
86.41	62.22	**Profit After Exceptional Items**	113.93	43.15	40.51	157.08	181.43
As on 31st March, 05	As on 31st March, 04	**Capital Employed** (Segment Assets - Segment Liabilities)	As on 31st Dec, 04			As on 31st March, 05	As on 31st March, 04
252.21	242.24	Garments	235.41			252.21	242.24
318.60	264.42	Rayon Yarn (Including Caustic & Allied Chemicals)	280.75			318.60	264.42
371.87	332.98	Carbon Black	340.63			371.87	332.98
110.53	96.33	Insulators	18.53			20.94	19.97
211.34	153.39	Other Textiles (Spun Yarn & Fabrics)	182.83			211.34	153.39
106.29	106.91	Life Insurance					
19.53	25.29	Software					
61.51	53.79	BPO					
197.62	137.86	Telecom					
32.25	35.36	Others	13.41			13.18	16.85
1,681.75	1,448.57	**Total Segment Capital Employed**	1,071.56			1,188.14	1,029.85
177.52	219.34	**Add:** Unallocated Corporate Assets	684.45			614.52	612.18
1,859.27	1667.91	**Total Capital Employed**	1,756.01			1,802.66	1,642.03

Place: Mumbai
Date: April 27th, 2005

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com
An Aditya Birla Group Company

5/8

INDIAN RAYON
ADITYA BIRLA GROUP

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

PRESS RELEASE **Mumbai, 27th October 2005**

INDIAN RAYON, AN ADITYA BIRLA GROUP COMPANY

REPORTS EXCELLENT PERFORMANCE FOR Q2/H1 FY 2006

Consolidated		Standalone
Rs. 945.08 Cr	Net Sales	Rs. 563.04 Cr
Rs. 37.56 Cr	Net Profit	Rs. 38.59 Cr

Rs. Crores

Consolidated				Particulars	Standalone			
Quarter ended 30th September		Half Year ended 30th September			Quarter ended 30th September		Half Year ended 30th September	
2005	2004	2005	2004		2005	2004	2005	2004
945.08	754.84	1,718.74	1,383.76	Net Income from Operations	563.04	466.03	1,048.12	882.15
102.03	61.63	194.70	112.61	Operating Profit	86.67	66.30	159.17	120.93
53.16	20.15	101.65	32.88	Profit Before Tax	56.50	41.92	103.09	72.86
(0.63)	(7.15)	(1.32)	(2.99)	Exceptional Items	(0.63)	(7.15)	(1.32)	(2.99)
17.94	10.16	33.90	24.45	Provision for Taxation	17.28	10.10	32.44	24.33
37.56	6.95	70.59	12.33	Net Profit (after Minority Interest)	38.59	24.67	69.34	45.54
6.27	1.16	11.79	2.06	EPS (Rs.)	6.44	4.12	11.58	7.60

(0.63)	(7.15)	(1.32)	(7.15)	VRS at Rayon Division	(0.63)	(7.15)	(1.32)	(7.15)
-	-	-	4.16	Sale of Global Export/Strategic Investment	-	-	-	4.16
(0.63)	(7.15)	(1.32)	(2.99)	Exceptional Gain/(Loss)	(0.63)	(7.15)	(1.32)	(2.99)

Indian Rayon, a major Aditya Birla Group Company, has posted excellent results for the quarter ended 30th September 2005.

Its **consolidated** turnover of Rs. 945.08 Crores, is up by 25.2% over Rs. 754.84 Crores achieved in the corresponding quarter of the previous year. Net profit has soared to Rs. 37.56 Crores against Rs. 6.95 Crores.

The Company's **stand-alone** turnover at Rs. 563.04 Crores, grew by 20.8% vis-à-vis Rs. 466.03 Crores achieved in the corresponding quarter of the previous year. Net profit has risen by 56.4% to Rs. 38.59 Crores against Rs. 24.67 Crores.

All businesses of Indian Rayon, including its JVs and subsidiaries, have contributed well through improving profits or cutting down on losses.

The Company has paid Rs. 0.63 Crores towards VRS at its Rayon division, as against Rs. 7.15 Crores towards VRS at the same unit in the comparable quarter.

..visional Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 30th September		Quarter ended 30th September	
		2005	2004	2005	2004
Garments	Lac Pcs.	30.9	22.4	163.30	126.64
Viscose Filament Yarn	Tons	4,474	4,209	96.23	89.21
Carbon Black	Tons	43,848	41,170	136.73	113.39
Textiles				127.66	114.51

Madura Garments

The Garments division has performed exceedingly well. Its revenue has soared by 28.9% to Rs. 163.30 Crores vis-à-vis Rs. 126.64 Crores recorded in the corresponding quarter of the previous year. Operating Profit is up by 23.0% despite higher retailing cost and high discount levels prevailing in the sector. Louis Philippe, Van Huesen and Allen Solly – its fashion brands have been the propellants while Peter England maintained its strong growth momentum.

The opening of new stores has bolstered its already strong retail presence, with retail space at 2.6 lacs sq ft. The division is aggressively expanding controlled retail space for the future, both in malls and in high streets, coupled with selected stores, to provide a retail experience of an international standard. The division has launched Espirit brand in India, which has met with an encouraging response.

Consistent brand building efforts, development of innovative merchandise and aggressive campaigns for each of the brands, have driven growth and brand equity. Madura Garments will continue to be an industry leader. Its thrust will also be on Contract Exports, with a focus on providing full service to international labels/brands.

Rayon Division

The Rayon division's revenues at Rs. 96.23 Crores increased by 7.9% compared to Rs. 89.21 Crores in the corresponding quarter of the previous year. While VFY sales volume grew by 6.3% to 4,474 tonnes, realisations were lower compared to the corresponding quarter of the previous year, though there has been sequential improvement over the preceding quarter.

On a positive note, the chlor-alkali segment has been buoyant, supported by higher chemical volumes and better ECU realizations. The expanded caustic soda capacity has been fully utilised, leading to enhanced revenues.

Carbon Black Division

Carbon Black Division has shown its best ever performance. Revenues at Rs. 136.73 Crores are up by 20.6% vis-à-vis Rs. 113.39 Crores attained in the corresponding quarter of the previous year. On the back of robust auto sector growth, domestic sales grew impressively by 34.1%. Realisation is up by 13.2% supported by a change in market mix and the partial passing on of the high CBFS prices to the market. Volumes extended by 6.5% at 43,848 tonnes while plants operated at full capacity.

Textiles Division

The Textiles Division's revenues have gone up 11.5% to Rs. 127.66 Crores as against Rs. 114.51 Crores. Operating Profits jumped by 63.6% helped by strong performance across segments. Linen fabric segment benefited from the growing awareness and usage. Worsted segment has gained from value added products and increased volumes due to the of expansion of the wool combing facility. Synthetic yarn benefited from the conversion into EOU.

Insulators Domestic Marketing

Strong demand in Transmission and Distribution segment helped in achieving 32% volume growth. At Rs. 36.93 Crores, revenue growth of 87.4% was supported by higher volumes, improved realisation and higher share of direct billing.

7/8

Joint Ventures and Subsidiaries

The Company's joint ventures and subsidiaries are on track.

BIRLA NGK Insulators Private Limited has posted a turnover of Rs.53.53 crores, representing a growth of 53.3%. Guided by NGK experts, yield improvement efforts are being pursued.

At **Birla Sun Life Insurance**, the total premium income has grown by 23.2% to Rs. 228.58 Crores. The first year premium in the individual business has grown by 3.8%. Renewal premium was encouraging, with more than 95% renewal rate. The Group business, however, suffered with the intense pricing pressure from the competitors. The Company is now focusing aggressively on expanding its branch network and strengthening agency force to increase its reach. It has enriched its product portfolio by introducing new target specific plans.

At **TransWorks,** revenues have grown significantly by 55.2% at Rs. 39.57 Crores vis-à-vis Rs. 25.50 Crores in the previous year. During the quarter, two new clients were added and business from existing clients was ramped up. The Company has also increased seat capacity to 1,811 and strengthened its employee base to cater to the fast growing business. The Company continues to further augment client base and improve seat utilization.

At **PSI Data Systems**, the business has maintained EBITDA with improved margins, on lower revenues. Revenues stood at Rs. 21.84 Crores. The company's focus is on core verticals with greater thrust on high margin business continues.

At **IDEA Cellular**, subscriber base grew by 36.5% to 5.95 million. Revenues for the quarter showed an impressive jump of 24.7% at Rs. 688.48 Crores. The company has 9.2% market share in the total mobility segment and ranks 5th in the cellular industry

Strategic Initiatives

The Company acquired an extra16.5% equity stake in Idea Cellular Ltd for Rs. 660.7 Cr. This takes the total Indian Rayon holding to 20.7%, which is part of the 50.2% holding of Aditya Birla Group companies. Idea Cellular Ltd is a profit making cellular company operating in 11 Telecom Circles (of which 3 are being rolled out) with a subscriber base of 5.95 million.

The Company is taking necessary steps to complete the landmark corporate restructuring to merge Birla Global Finance and Indo Gulf Fertilisers, with Indian Rayon. The Merger would become effective from September 1, 2005 once approved by the authorities. The Court convened meeting of Indian Rayon's shareholders will be held on November 16, 2005 to consider the merger proposal. Birla Global and Indo Gulf shareholders will meet on November 24, 2005 and November 28, 2005 respectively for necessary approvals.

The Company has applied to the Registrar of Companies to change its name to "ADITYA BIRLA NUVO LIMITED", as earlier approved by the shareholders

Going Forward

- **Madura Garment** will focus on retail expansion, optimising cost and brand transformation
- **VFY's** thrust on improving quality will continue. It is expected to benefit from the buoyant chlor-alkali segment through utilising recently expanded caustic soda capacity
- **Carbon Black** will push volumes in domestic market and expedite the proposed expansion of 50,000 TPA at Gummidipoondi.
- **Textiles** will gain from focus on niche areas
- **The Insulator JV** will continue focus on higher value products and yield improvement
- **Life insurance** emphasis is on increasing branch network and strengthening agency force while enriching its product portfolio
- **BPO** – is geared to up its performance through expanding and optimally utilising its seat capacity by acquiring new clients and enhancing its service quality.
- **IT Services** – the reinforcement of its management team, focus on marketing and building specialisation/differentiation will fuel growth
- **Telecom** – *increasing its reach by roll out in three new circles, and debt refinancing, will* strengthen the company.

Overall, the outlook for the Company is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

INDIAN RAYON
ADITYA BIRLA GROUP

PRESS RELEASE — Mumbai, 28th July 2005

AN ADITYA BIRLA GROUP COMPANY
INDIAN RAYON AND INDUSTRIES LIMITED

REPORTS PERFORMANCE
FOR THE FIRST QUARTER ENDED 30th JUNE 2005

	1st Quarter
Net Sales	**Rs. 485.08 Cr** ↑ 17%
Net Profit	**Rs. 30.75 Cr** ↑ 47%

Rs. Crores

Particulars	Three Months ended 30th June		
	2005	2004	Growth %
Net Income from Operations	**485.08**	**416.12**	16.6
Profit before Interest, Depreciation & Tax	**72.50**	**54.63**	32.7
Profit Before Tax and Exceptional Items	**46.59**	**30.94**	50.6
Exceptional Item: VRS / Gain/ (Loss) on long term strategic investments/ transfer of business (net)	(0.68)	4.16	(116.4)
Provision for Tax	15.16	14.23	(6.5)
Net Profit	**30.75**	**20.87**	47.3

Indian Rayon, a major Aditya Birla Group Company, has reported a turnover of Rs. 485.08 Crores for the quarter ended 30th June 2005, a growth of 16.6% vis-à-vis Rs. 416.12 Crores achieved in the corresponding quarter of the previous year. While all businesses registered a good growth, Garments and Insulators have been the major contributors.

Profit before Tax and exceptional item at Rs. 46.59 Crores is higher by 50.6%, driven by the Textiles, Insulator and Carbon Black business.

Net profit for the year at Rs. 30.75 Crores against Rs. 20.87 Crores in the corresponding quarter of previous year is higher by 47.3%.

The Company has paid Rs. 0.68 Crores towards a VRS at its Rayon division. In the corresponding quarter of the previous year the Company had made an exceptional profit of Rs. 4.16 Crores on the Sale of its Global Export division (Rs. 4.01 Crores) and other investments (Rs. 0.15 Crores).

Divisional Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 30th June		Quarter ended 30th June	
		2005	2004	2005	2004
Garments	Lac Pcs.	23.8	20.0	127.95	107.08
Viscose Filament Yarn	Tons	3,926	3,485	86.81	75.31
Carbon Black	Tons	40,988	40,899	122.26	110.70
Textiles				110.35	102.49

Madura Garments

The Garments division's performance has improved substantially. Its revenue has soared by 19.5% to Rs. 127.95 Crores vis-à-vis Rs. 107.08 Crores recorded in the corresponding quarter of the previous year. Operating profit is up by 14.3% despite higher retailing cost and development cost for new contract export customers. Louis Philippe, Van Huesen and Allen Solly – its fashion brands have been the propellants while Peter England continued to maintain its momentum.

The opening of 16 new stores has bolstered its already strong retail presence. The division is aggressively expanding its controlled retail space for the future, both in malls and in High streets coupled with selected stores to provide an international standard retail experience.

Madura Garments will continue to be an industry leader. Its thrust will also be on Contract Exports with a focus on end-to-end of the value chain – from manufacturing to marketing. Consistent brand building efforts, development of innovative merchandise and aggressive campaigns for each of the brands, have hitherto accelerated brand growth and equity with consumers. The Division will continue to leverage upon these strengths.

Rayon Division

The Rayon Division's revenues at Rs. 86.81 Crores rose 15.3% compared to Rs. 75.31 Crores in the corresponding quarter of the previous year. While VFY sales volume grew by 12.7% to 3,926 tonnes, realisations were affected due to high inventory levels and cheap imports from China. On a positive note, the chlor-alkali segment has been buoyant, buffeted by chemical volumes and higher ECU realizations leading to improved revenues.

Its new Caustic Soda plant of 45 TPD was commissioned in July-05, taking its total capacity to 160 TPD. This will be further extended by 40 TPD. A captive power plant of 20 MW is on the anvil too.

Carbon Black Division

Carbon Black Division's revenues at Rs. 122.26 Crores are up by 10.5% vis-à-vis Rs. 110.70 Crores attained in the previous year. Domestic sales grew by 9%, which improved the realisation by 10.2%. The volumes were marginally up at 40,988 tonnes while plants operated at their full capacity.

Volatile crude oil prices remain a cause of concern. This is being passed on the to the customers with the time lag.

Textiles Division

The Textiles Division's revenues have gone up 7.7% to Rs. 110.35 Crores as against Rs. 102.49 Crores in the corresponding quarter of the previous year. Profits jumped by 102.6%. This strong performance is boosted by the Linen fabric segment, benefiting from the growing awareness and usage. Worsted segment has gained from increased operations of expanded wool combing facility. Synthetic yarn benefited from the conversion into EOU.

The Expansion of its Wool combing facility by 4,000 TPA became fully operational during the quarter.

Insulators Domestic Marketing

The strong 22% growth in volumes has supported revenues, which stood at Rs. 34.31 Crores. The outlook for the insulator business is promising given the thrust on power sector reforms.

Joint Ventures and Subsidiaries

The Company's joint ventures and subsidiaries are on track.

BIRLA NGK Insulators Private Limited has posted growth of 26.8% in turnover at Rs. 46.34 Crores. Guided by NGK experts, yield improvement efforts are being pursued.

At **Birla Sun Life Insurance**, the total premium income has grown by 26.7% to Rs. 157.41 Crores. The first year premium in the individual business grown by 8.2%. The renewal premium was encouraging, with more than a 95% renewal rate. The Group business however, had a major setback with the introduction of Fringe Benefit Tax (FBT) on superannuation fund and the intense pricing pressure from the competitors. The Company has enriched its product portfolio by introducing Classic Life Premier and Life Companion plan. Indian Rayon has contributed Rs. 14.8 Crores during the quarter towards its share capital.

At **TransWorks,** the business revenues have grown significantly by 82% at Rs. 38.03 Crores vis-à-vis Rs. 20.88 Crores in the corresponding quarter of the previous year. With the increase in the business from existing clients and the increase in headcount to 3,449, the seat utilization has improved. The Company is striving to further augment its client base and improve its seat utilization.

At **PSI Data Systems**, the business has maintained EBITDA with improved margins, on the lower revenues. Revenues stood at Rs. 17.32 Crores. The company focus on core verticals with greater thrust on high margin business continues.

Going Forward

- **Madura Garment** will focus on retail expansion, optimising cost and brand transformation ongoingly
- **VFY's** thrust on improving quality will continue. It is expected to benefit from the buoyant chlor-alkali segment through utilising the recently expanded caustic soda capacity
- **Carbon Black** will push volumes in domestic market and expedite the proposed expansion of 50,000 TPA at Gummidipoondi.
- **Textiles** will gain from its focus on niche areas and a positive textile environment post WTO
- **The Insulator JV** will continue to focus on higher value products and yield improvement
- **Life insurance** emphasis is on strengthening its product portfolio and providing superior returns
- **BPO** – is geared to up its performance through acquiring new clients and enhancing its service quality excellence for existing clients
- **IT Services** – the reinforcement of its management team, focus on marketing and building specialisation/differentiation will fuel growth

Overall, the outlook for the Company is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

INDIAN RAYON

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2005

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 30th June 2005	Quarter Ended 30th June 2004	Year Ended 31st March 2005 (Audited)
Income from Operations	516.86	451.29	1,987.82
Less: Excise Duty	31.78	35.17	127.20
Net Income from Operations	485.08	416.12	1,860.62
Other Income	2.47	1.35	10.07
Total Income	487.55	417.47	1,870.69
Total Expenditure:			
Decrease / (Increase) in Stocks	(26.23)	(4.70)	(11.16)
Cost of Raw Materials	273.39	216.15	995.74
Staff Cost	32.73	30.20	125.16
Other Expenditure	135.17	121.19	496.93
Profit Before Interest, Depreciation & Tax	72.49	54.63	264.02
Interest and Finance Expenses	6.77	5.07	22.94
Add: Interest Income	1.02	1.04	4.34
Profit Before Depreciation & Tax	66.74	50.60	245.42
Depreciation and Amortisation	20.15	19.66	80.69
Profit Before Tax and Exceptional Items	46.59	30.94	164.73
VRS Cost at Rayon Division	(0.68)	-	(9.54)
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	4.16	1.89
Profit Before Tax and After Exceptional Items	45.91	35.10	157.08
Less: Provision for Taxation:			
Current Tax	14.87	10.48	45.35
Deferred Tax (Net)	(0.41)	3.75	(1.99)
Fringe Benefit Tax	0.70	-	-
Net Profit	30.75	20.87	113.72
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88
Reserves	-	-	1294.18
Basic and Diluted Earning Per Share (Rs.)	5.13	3.49	18.98
Aggregate of Non-Promoter Shareholding			
Number of Shares	42,734,468	42,776,917	42747570
Percentage of Shareholding	71.36%	71.43%	71.38%

(Rs Crores)

SEGMENT REPORTING	Quarter Ended 30th June 2005	Quarter Ended 30th June 2004	Year Ended 31st March 2005 (Audited)
Segment Revenue			
Garments	127.95	107.08	472.40
Rayon Yarn (Including Caustic & Allied Chemicals)	86.81	75.31	352.00
Carbon Black	122.26	110.70	467.25
Insulators	34.31	18.00	100.12
Other Textiles (Spun Yarns & Fabrics)	111.01	102.90	459.02
Others	3.39	2.54	12.74
Total Segment Revenue	485.73	416.53	1,863.52
Less : Inter segment revenue	(0.65)	(0.41)	(2.90)
Net Income from Operations	485.08	416.12	1,860.62
Segment Results (Profit before Interest and Tax - PBIT)			
Garments	2.72	1.19	13.03
Rayon Yarn (Including Caustic & Allied Chemicals)	15.93	14.67	66.32
Carbon Black	18.04	15.78	60.32
Insulators	7.89	3.96	21.61
Other Textiles (Spun Yarns & Fabrics)	7.47	1.78	19.79
Others	1.63	0.89	6.20
Total Segment Result	53.68	38.27	187.25
Less: Interest and Finance Expenses	(6.77)	(5.07)	(22.94)
Add: Interest Income	1.02	1.04	4.34
Add: Net of Unallocable Income / (Expenditure)	(1.34)	(3.30)	(3.92)
Profit Before Tax and Exceptional Items	46.59	30.94	164.73
VRS Cost at Rayon Division	(0.68)	-	(9.54)
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	4.16	1.89
Profit Before Tax and After Exceptional Items	45.91	35.10	157.08
Capital Employed	**As on**	**As on**	**As on**
(Segment assets - Segment liabilities)	**30th June, 05**	**30th June, 04**	**31st March, 05**
Garments	262.04	246.18	252.21
Rayon Yarn (Including Caustic & Allied Chemicals)	336.04	263.98	318.60
Carbon Black	355.99	333.42	371.87
Insulators	21.64	18.97	20.94
Other Textiles (Spun Yarns & Fabrics)	211.56	151.33	211.34
Others	12.41	14.08	13.18
Total Segment Capital Employed	1199.68	1027.96	1188.14
Add: Unallocated Corporate Assets	687.29	622.70	614.52
Total Capital Employed	1886.97	1650.66	1802.66

Notes:

1 Status of Investor Complaints for the quarter ended 30th June, 2005

Opening	Received	Redressed	Pending
Nil	15	15	Nil

2 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

3 The above results, have been taken on record at a meeting of the Board of Directors held on 28th July, 2005. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 28th July, 2005

Sanjeev Aga
Managing Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

O/C

January 31, 2006

Mr. Gopalkrishnan Iyer
AGM, DCS-CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121 / 22722037
22722041 / 22723719
22722039 / 22722061

The Manager
Listing Dept.
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
26598191

Dear Sir,

Re: Clause 41 of the Listing Agreement
Scrip Code – BSE – 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 31st December, 2005 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE 2/1/06

Encl: a/a

c.c:
1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

Fax # 00-352-473-298

ADITYA BIRLA NUVO

PRESS RELEASE Mumbai, 31st January 2006

ADITYA BIRLA NUVO, AN ADITYA BIRLA GROUP COMPANY

REPORTS GOOD PERFORMANCE FOR Q3/9M FY 2006

	3rd Quarter	Nine Months
Consolidated Net Sales	**Rs. 1150.15 Cr**	**Rs. 2868.99 Cr**
Consolidated Net Profit	**Rs. 26.00 Cr**	**Rs. 96.59 Cr**

Rs. Crores

Particulars	Consolidated					
	Quarter ended 31st December			Nine Months ended 31st December		
	2005	2004	Growth %	2005	2004	Growth %
Net Income from Operations	**1,150.15**	**812.62**	41.5	**2,868.99**	**2,193.30**	30.8
Operating Profit	**143.99**	**68.18**	111.2	**338.65**	**181.19**	86.9
Profit Before Tax	**41.14**	**25.85**	59.2	**142.80**	**58.75**	143.1
Exceptional Items	(1.75)	(3.76)	(53.5)	(3.06)	(6.76)	
Provision for Taxation	17.48	15.47		51.40	39.92	
Net Profit (after Minority Interest)	**26.00**	**11.35**	129.1	**96.59**	**23.68**	307.9
EPS (Rs.)	**4.04**	**1.80**		**15.87**	**3.67**	

VRS at Rayon Division	**(1.75)**	**(1.81)**		**(3.06)**	**(8.97)**	
Sale of Global Export/Strategic Investment	**-**	**(1.95)**		**-**	**2.21**	
Exceptional Gain/(Loss)	**(1.75)**	**(3.76)**		**(3.06)**	**(6.76)**	

Aditya Birla Nuvo, a major Aditya Birla Group Company, has posted good results for the quarter ended 31st December 2005.

Its **consolidated** turnover of Rs. 1150.15 Crores, is up by 41.5% over Rs. 812.62 Crores achieved in the corresponding quarter of the previous year. Net profit has leapfrogged to Rs. 26.00 Crores against Rs. 11.35 Crores in the corresponding quarter of the previous year.

While the Company's **stand-alone** turnover at Rs. 594.13 Crores, grew by 20.2% vis-à-vis Rs. 494.40 Crores achieved in the corresponding quarter of the previous year, the revenue from the subsidiaries and associates have increased from Rs. 318.22 Crores to Rs. 556.02 Crores.

The Company's stand-alone operating profits were up by 11.9% at Rs. 81.70 Crores. However, stand-alone net profit declined to Rs. 25.45 Crores against Rs. 28.65 Crores due to a major rise in interest on borrowings to fund increase in Idea Cellular stake to 20.73%. The subsidiaries and JVs have performed well with consolidated profit jumping from Rs. 11.35 crores to Rs. 26.00 crores, mainly on the back of strong performance of the BPO business.

All businesses of Aditya Birla Nuvo, including its JVs and subsidiaries, have contributed significantly either through improving profits or cutting down losses.

Standalone Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 31st December		Quarter ended 31st December	
		2005	2004	2005	2004
Garments	Lac Pcs.	26.8	19.1	170.76	129.89
Viscose Filament Yarn	Tons	4,663	4,667	102.06	96.32
Carbon Black	Tons	46,140	41,499	149.83	119.43
Textiles				139.81	117.44

Madura Garments

At Madura Garments, the opening of new stores has bolstered its already salient retail presence, with retail space at 3.1 lacs sq ft. The Division is aggressively expanding large format exclusive brand outlets, coupled with selected stores, to provide a retail experience of an international standard. The Division launched Espirit brand in India. The response has been encouraging.

MG's revenue has soared by 31.5% to Rs. 170.76 Crores vis-à-vis Rs. 129.89 Crores recorded in the corresponding quarter of the previous year. Strong growth across its product range particularly in Shirts, Trousers and Suits boosted revenue growth. Operating Profit is up by 92.3% supported by Louis Philippe, Van Huesen and Allen Solly – its fashion brands, and Peter England – its popular brand. While fashion brands benefited from enriched product mix, its popular brand maintained strong growth momentum by enhancing its effective reach. The Division developed innovative merchandise and exciting communication campaigns, which did well during the festive season.

Consistent brand building efforts, innovative merchandise and aggressive campaigns for each of the brands, has driven growth and brand equity. Madura Garments will continue to maintain its high market share in the industry.

The focus on Contract Exports towards providing full service has also started reaping benefits. To give a fillip to Madura Garment's Contract Exports business, a capex of Rs. 46 Crores has been planned in the wholly owned subsidiary, Madura Garments Exports Ltd. created for this purpose, which will eventually carry out all the contract export business.

Rayon Division

The Rayon Division's revenues at Rs. 102.06 Crores increased by 6.0% compared to Rs. 96.32 Crores in the corresponding quarter of the previous year. While VFY volumes maintained at 4663 tonnes, realisations are marginally higher. In the chlor-alkali segment, expanded caustic soda capacity has been fully utilised, leading to enhanced revenues. ECU realisations declined by 21.0%, significantly impacting the profits. The Division's operating profit declined to Rs. 18.45 Crores (Rs.25.87 crores). Progress on the 20MW captive power plant is on schedule

Carbon Black Division

Carbon Black Division has shown robust performance. Revenues at Rs. 149.83 Crores are up by 25.5% vis-à-vis Rs. 119.43 Crores attained in the corresponding quarter of the previous year. Total volumes grew by 11.2% at 46,140 tons, aided by the robust auto sector growth. Realisations up by 12.8% supported by a change in market and segment mix and the partial passing on of the high CBFS prices to the customers. While the Company is pursuing environmental clearance for 50,000 TPA brown-field expansion, the division is also exploring possibilities to set up a Greenfield project of 60,000 TPA in Western India.

Textiles Division

The Textiles Division's revenues have gone up 19.0% to Rs. 139.81 Crores as against Rs 117.44 Crores. Operating Profits jumped by 76.0% helped by strong performance across segments. Linen

fabric segment benefited from the growing awareness and usage. Worsted segment has gained from value added products and increased volumes due to expansion of the wool combing facility. Synthetic yarn performance was sustained with an increasing share of specialty yarns.

Insulators Domestic Marketing

Strong demand in Transmission and Distribution segment helped in achieving 17% volume growth in insulators. At Rs. 29.50 Crores, the revenue growth of 9.0% was supported by higher volumes and better realisation.

BIRLA NGK Insulators Private Limited, the 50:50 JV with NGK has posted a turnover of Rs.60.60 crores, a growth of 29.6%. Guided by NGK experts, yield improvement efforts are being pursued. The JV has posted positive profit in this quarter

Other Joint Ventures and Subsidiaries

At **Birla Sun Life Insurance**, the total premium income has grown by 31.8% to Rs. 271.15 Crores. The first year premium in the individual business has grown by 6.1%. The Group business, however, was impacted by the intense pricing pressure from the competitors. The Company has 55 branches and a 13,918 strong agency force. As a mid term initiative, it is focusing on expanding its branch network by 30 in the next quarter. It has enriched its product portfolio by introducing new target specific plans.

At **TransWorks,** revenues have risen significantly by 56.9% at Rs. 42.22 Crores vis-à-vis Rs. 26.92 Crores in the previous year. During the quarter, two new clients were added and business from existing clients was ramped up. The Company has also increased its seat capacity to 2,047 and strengthened its employee base to cater to the fast growing business. The Company is optimising its infrastructure utilisation leading to improved margins. The Company expects to wipe off all carried forward losses by the next quarter.

At **PSI Data Systems**, the business has turned around into black with positive net profits on improved margins. Revenues stood at Rs. 21.14 Crores. Though revenue is on cautious uptrend, it has built a strong pipeline in every segment. The company's focus is on core verticals with a greater thrust on high margin business.

At **IDEA Cellular**, subscriber base grew by 37.9% to 6.47 million. Revenues for the quarter showed an impressive jump of 24.2% at Rs. 766.09 Crores. The Company has an 8.9% market share in the total mobility segment and ranks 5th in the cellular industry. IDEA is restructuring its debt portfolio to reduce the finance burden and realign tenure with business objectives.

Consolidation of Indo Gulf Fertilizers and Birla Global Finance with Aditya Birla Nuvo

The Company is taking necessary steps to complete the landmark corporate restructuring to merge Birla Global Finance and Indo Gulf Fertilisers, with Aditya Birla Nuvo. The Scheme of Amalgamation between Indo Gulf Fertilisers and Aditya Birla Nuvo has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad on January 10, 2006. Further, the scheme of amalgamation between Birla Global Finance and Aditya Birla Nuvo has also been sanctioned by the Hon'ble High Court, Mumbai on January 27, 2006. These approvals are subject to the sanction of the scheme filed by Indo Gulf Fertilisers at Allahabad High Court, Lucknow Bench and by Aditya Birla Nuvo at Ahmedabad High Court, Gujarat respectively.

Going Forward

Overall, the outlook for Aditya Birla Nuvo is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

- **Madura Garment** will focus on retail expansion, optimising cost and brand transformation. In export manufacturing, strengthening manufacturing, design and product development is on the cards
- **VFY's** thrust on improving quality will continue. It is striving to improve productivity and reduce costs to offset the declining ECU realisation
- **Carbon Black** will push volumes in domestic market and pass on the increased CBFS cost to its customers.
- **Textiles** will gain from the focus on niche areas
- **The Insulator JV** will continue its emphasis on higher value products and yield improvement
- **Birla Sun Life insurance's thrust** is on increasing the branch network and strengthening its agency force while enriching its product portfolio
- **BPO** – is geared to up its performance through expanding and optimally utilising its seat capacity by acquiring new clients and raising its service quality.
- **IT Services** – focus on marketing and building specialisation/differentiation will fuel growth
- **Telecom** – increasing its reach by roll out in three new circles and debt restructuring will strengthen the company.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2005

(Rs Crores)

Consolidated Financial Results					FINANCIAL RESULTS	Standalone Financial Results				
Quarter Ended 31st Dec		Year to date		Year Ended 31st March		Quarter Ended 31st Dec		Year to date		Year Ended 31st March
2005	2004	2005	2004	2005		2005	2004	2005	2004	2005
1,192.03	846.64	2,984.02	2,297.73	3,325.96	Income from Operations	632.94	526.03	1,749.03	1,474.78	1,988.04
41.88	34.02	115.03	104.43	136.36	Less: Excise Duty	38.81	31.63	106.64	98.10	127.19
1,150.15	812.62	2,868.99	2,193.30	3,189.60	Net Income from Operations	594.13	494.40	1,642.39	1,376.68	1,860.85
4.41	3.54	18.92	13.99	19.40	Other Income	1.58	1.71	10.95	7.42	10.07
1,154.56	816.16	2,887.91	2,207.29	3,209.00	Total Income	595.71	496.11	1,653.34	1,384.10	1,870.92
					Total Expenditure:					
6.50	7.49	(33.22)	(13.77)	(14.41)	Decrease / (Increase) in Stock in Trade	6.34	5.34	(32.32)	(10.89)	(11.16)
322.58	269.65	934.13	768.53	1,045.39	Cost of Raw Materials/Traded Goods	315.51	259.35	902.65	737.39	1,000.45
108.92	79.53	285.46	231.89	319.87	*Staff Cost*	36.25	30.97	104.37	91.85	125.16
365.15	236.83	883.70	659.28	912.68	Other Expenditure	155.91	127.48	437.62	371.44	492.32
207.42	154.29	479.19	380.17	684.12	Change in valuation of liability in respect of life Insurance policies in force					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Profit Before Interest, Depreciation & Tax	81.70	72.97	240.52	192.31	264.16
36.56	10.60	63.86	30.35	41.79	Interest and Finance Expenses	18.15	5.84	34.76	16.72	23.07
1.16	1.35	3.56	3.30	4.66	*Add:* Interest Income	0.97	1.27	2.92	3.16	4.34
[illegible]	[illegible]	[illegible]	[illegible]	224.63	Profit Before Depreciation & Tax	64.52	68.40	[illegible]	[illegible]	245.42
67.47	33.07	135.57	95.39	130.29	Depreciation and Amortisation	21.23	20.58	62.56	60.06	80.69
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Profit Before Tax and Exceptional Items	[illegible]	[illegible]	[illegible]	[illegible]	164.73
-	(1.95)	-	2.21	1.89	Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	(1.95)	-	2.21	1.89
(1.75)	(1.81)	(3.06)	(8.97)	(9.54)	VRS Cost at Rayon Division	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)
[illegible]	22.09	[illegible]	[illegible]	[illegible]	Profit After Exceptional Items	41.64	44.06	[illegible]	[illegible]	157.08
					Less: Provision for Taxation:					
15.45	14.53	45.89	36.70	45.78	*Current Tax*	15.05	14.47	45.25	35.52	45.35
0.22	0.94	0.87	3.22	(1.94)	Deferred Tax (Net)	0.20	0.94	0.85	3.22	(1.99)
1.82	-	4.64	-	-	Fringe Benefit Tax	0.84	-	2.43	-	-
-	-	-	-	(0.07)	Provision for Tax for earlier years written back					
[illegible]	[illegible]	[illegible]	12.07	42.72	Net Profit	[illegible]	28.66	94.79	[illegible]	113.72
(4.18)	(4.73)	(8.34)	(11.61)	(15.76)	Less : Minority Interest					
(0.09)	-	*(0.09)*	-	*0.24*	*Share of Profit/(Loss) of Associate*					
[illegible]	[illegible]	[illegible]	[illegible]	66.72	Net Profit (After Minority Interest)	[illegible]	[illegible]	94.79	[illegible]	113.72
59.89	59.88	59.89	59.88	59.88	Paid up Equity Share Capital (Face Value of Rs.10 each)	59.89	59.88	59.89	[illegible]	59.88
					Reserve					1294.18
4.04	1.80	15.67	3.67	8.78	Basic and Diluted Earnings Per Share - Rs	4.25	4.78	15.82	[illegible]	18.98
					Aggregate of Non-Promoter Shareholding					
					Number of Shares			42,735,753	42,778,[illegible]	42,747,570
					Percentage of Shareholding			71.37%	71.[illegible]%	71.38%

Notes:

1 Consequent to the approval of shareholders and the Registrar of Companies, Gujarat, w.e.f 27th October, 2005 the name of the Company has been changed from Indian Rayon And Industries Ltd. to Aditya Birla Nuvo Ltd. .

2 Pursuant to approval of the shareholders of the Company at the court convened meeting(s) to the Scheme(s) of Amalgamation of Birla Global Finance Ltd. (BGFL) and Indo Gulf Fertilisers Ltd. (IGFL) with the Company u/s 391 & 394 of the Companies Act, 1956, necessary petitions were filed with the respective High Courts. If sanctioned, the Scheme(s) will become effective from 1st September 2005 and the shareholders of Amalgamating company(ies) will get one share of the Company for every three shares held by them in the amalgamating company(ies).

The Scheme of Amalgamation between IGFL and the Company has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad vide its Order dated [illegible]th January, 2006 and is pending for sanction of the High Court of Judicature at Allahabad, Lucknow Bench. The Scheme of Amalgamation between BGFL and the Company has been sanctioned by High Court of Mumbai on 27th January, 2006 and is pending for sanction of High Court of Gujarat at Ahmedabad.

Pending requisite approvals, no effect has been given in the above results for the proposed merger in terms of the Scheme(s).

3 The above consolidated results, inter alia include the results of Madura Garments Export Ltd. and Aditya Birla Telecom Ltd. which became subsidiary companies of the Company during the quarter under review. In case of Idea Cellular Ltd., the increased shareholding has been considered for the quarter under review.

4 Status of Investor Complaints for the quarter ended 31st December, 2005

Opening	Received	Redressed	Pending
NIL	13	13	NIL

5 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 The above results, have been taken on record at the meeting of the Board of Directors held on 31st January, 2006. The Limited Review of Standalone Financial Results as required under Clause 41 of Listing agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Contd. To Page 2

Contd. from Page

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results: Quarter Ended 31st Dec 2005	Consolidated: Quarter Ended 31st Dec 2004	Consolidated: Year to date 2005	Consolidated: Year to date 2004	Consolidated: Year Ended 31st March 2005	Standalone Financial Results: Quarter Ended 31st Dec 2005	Standalone: Quarter Ended 31st Dec 2004	Standalone: Year to date 2005	Standalone: Year to date 2004	Standalone: Year Ended 31st March 2005
Segment Revenue										
Garments	170.71	129.89	462.10	363.74	472.62	170.76	129.89	462.15	363.74	472.62
Rayon Yarn (Including Caustic & Allied Chemicals)	102.06	96.32	285.10	260.85	352.00	102.06	96.32	285.10	260.85	352.00
Carbon Black	149.83	118.43	408.82	343.51	487.25	149.83	119.43	408.82	343.51	467.25
Insulators	59.80	50.46	180.98	123.89	184.53	29.50	27.07	100.74	64.78	100.12
Other Textiles (Spun Yarn & Fabrics)	139.76	118.48	379.16	336.21	459.02	139.76	118.48	379.16	336.21	459.02
Life Insurance	303.45	220.96	746.12	553.10	956.19					
Software	21.14	20.39	60.30	62.29	82.13					
BPO	42.22	26.92	119.82	73.30	108.23					
Telecom	158.85	26.43	217.88	68.22	97.40					
Others	2.41	4.48	6.48	10.08	13.70	2.17	4.25	7.75	9.36	12.74
Total Segmental Revenue	1,150.23	813.76	2,870.76	2,195.19	3,193.07	594.08	495.44	1,643.72	1,378.45	1,863.75
Add/(Less): Inter Segment Revenue	(0.08)	(1.14)	(1.77)	(1.89)	(3.47)	0.05	(1.04)	(1.33)	(1.77)	(2.90)
Net Income from Operations	1,150.15	812.62	2,868.99	2,193.30	3,189.60	594.13	494.40	1,642.39	1,376.68	1,860.85
Segment Results (Profit before Interest and Tax - PBIT)										
Garments	11.64	2.38	24.06	10.17	13.23	11.26	2.38	23.67	10.17	13.23
Rayon Yarn (Including Caustic & Allied Chemicals)	12.09	20.39	41.94	50.39	66.32	12.09	20.39	41.94	50.39	66.32
Carbon Black	19.84	15.50	57.87	44.08	60.32	19.84	15.50	57.87	44.08	60.32
Insulators	7.70	1.52	21.17	2.92	9.82	6.05	5.84	21.75	13.59	21.52
Other Textiles (Spun Yarn & Fabrics)	13.25	6.22	31.32	13.44	19.79	13.25	6.22	31.32	13.44	19.79
Life Insurance	(15.34)	(18.04)	(30.08)	(44.30)	(60.03)					
Software	1.28	(0.38)	1.61	(0.63)	(0.55)					
BPO	6.47	0.33	21.02	(4.12)	2.47					
Telecom	21.31	5.02	31.77	10.73	16.70					
Others	0.89	2.47	3.78	4.85	6.93	0.59	2.57	3.07	4.31	6.20
Total Segment Result	79.13	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Less: Interest & Finance Expenses (Net)	(35.38)	(9.25)	(60.28)	(27.05)	(38.94)	(17.18)	(4.57)	(31.86)	(13.56)	(16.73)
Add: Net of Unallocable Income/(Expenditure)	(2.81)	(0.31)	(1.38)	(1.73)	(3.92)	(2.61)	(0.31)	(1.38)	(1.73)	(3.92)
Profit Before Tax and Exceptional Items	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	47.82	[illegible]	[illegible]	164.73
Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	(1.95)	-	2.21	1.89	-	(1.95)	-	2.21	1.89
VRS Cost at Rayon Division	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)
Profit After Exceptional Items	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Capital Employed (Segment Assets - Segment Liabilities)			As on 31st Dec, 05	As on 31st Dec, 04	As on 31st March, 05			As on 31st Dec, 05	As on 31st Dec, 4	As on 31st March, 05
Garments			294.37	235.41	252.21			273.45	25.41	252.21
Rayon Yarn (Including Caustic & Allied Chemicals)			341.10	280.75	318.60			341.10	20.75	318.60
Carbon Black			371.38	340.63	371.87			371.38	30.63	371.87
Insulators			107.08	108.20	110.53			19.40	8.53	20.94
Other Textiles (Spun Yarn & Fabrics)			258.64	182.83	211.34			258.64	12.83	211.34
Life Insurance			124.23	122.24	106.29					
Software			21.85	21.75	19.53					
BPO			65.99	54.51	61.51					
Telecom			893.88	191.14	197.77					
Others			31.11	32.32	32.25			11.39	0.41	13.18
Total Segment Capital Employed			2,509.73	1,569.78	1,681.90			1275.36	107.56	1188.14
Add: Unallocated Corporate Assets			797.94	247.45	177.52			1356.26	68.45	614.52
Total Capital Employed			3,307.67	1,817.23	1,859.42			2631.62	178.01	2802.66

Place: Mumbai
Date: 31st January, 2006

Sanjeev Aga
Managing Director

ADITYA BIRLA NUVO LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company


ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

SHRI ATUL LAKHOTIA



November 7, 2005

Mr. Robert A.Y
DCS – CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Ms. Neha Gada
DCS – CRD
The Stock Exchange-Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

BOM
SIGN....
DATE....16/11/5 14:20

Dear Sir,

Re: **Performance Update for the half year ended 30th September, 2005**
Scrip Code – BSE – 500 303

Enclosed please find six copies of the "Performance Update" for the half year ended 30th September, 2005 which has been circulated to the shareholders of the Company.

This is for your information, reference and records.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encl: a/a
c.c:

1. Luxembourg Stock Exchange
   P.O.Box No.165
   L-2011 Luxembourg
   Grand-Dutchy of Luxembourg
   EUROPE

CORPORATE FINANCE DIVISION : Aditya Birla Nuvo Ltd.
Aditya Birla Centre, 'A' Wing, 4th Floor, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-56525000 / 24995000 Fax: 91-22-56525821 / 24995821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com


BREAK THE MONOTONY
In over 75 international styles.
SUITS&
BLAZERS
Rs. 1995 onwards
Peter England communication for Autumn Winter 04-05

Book-Post

If undelivered please return to :
Indian Rayon And Industries Limited
Share Department
Regd. Office : Veraval 362 266, Gujarat.
www.adityabirla.com, www.indianrayon.com

INDIAN RAYON
ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2004

(Rs. Crores)

FINANCIAL RESULTS	Quarter Ended 30th Sept 2004	Quarter Ended 30th Sept 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Income from Operations	496.38	465.28	946.84	835.21	1,714.06
Less: Excise Duty	31.30	38.82	66.47	69.74	140.22
Net Income from Operation	465.08	426.46	880.37	765.47	1,573.84
Other Income	4.36	5.79	5.86	8.60	14.27
Total Income	469.44	432.25	886.23	774.07	1,588.11
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(11.53)	(3.52)	(16.23)	(16.66)	(21.01)
Consumption of Raw Materials, etc.	259.15	216.16	474.46	389.98	812.50
Staff Cost	30.77	29.69	61.08	57.73	117.81
Other Expenditure	124.75	111.77	245.84	209.17	415.53
Profit Before Interest, Depreciation, Royalty & Tax	66.30	78.15	121.08	133.84	263.28
Interest and Finance Expenses	5.41	6.73	10.48	14.09	23.99
Add: Interest Income	0.85	2.21	1.89	5.24	9.17
Profit Before Depreciation, Royalty & Tax	61.74	73.63	112.49	124.99	248.46
Royalty to Wholly-owned Subsidiary	—	3.11	—	5.46	5.46
Depreciation and Amortisation	19.82	22.47	39.48	40.99	81.52
Profit Before Tax and Exceptional Items	41.92	48.05	73.01	78.54	161.48
Effect of VRS costs (See Note 1)	(7.15)	—	(7.15)	—	—
Gain on transfer of business/ sale of Long Term Strategic Investments	—	19.95	4.01	19.95	19.95
Profit Before Tax	34.77	68.00	69.87	98.49	181.43
Provision for Current Tax	11.57	15.71	22.05	22.51	44.25
Provision for Deferred Tax	(1.47)	(1.30)	2.28	0.84	5.90
Net Profit	24.67	53.59	45.54	75.14	131.28
Paid up Equity Share Capital (Face Value of Rs.10 each)	59.88	59.88	59.88	59.88	59.88
Reserves	—	—			1,207.80
Basic and Diluted Earning Per Share (Rs.)	4.12	8.95	7.60	12.55	21.92
Aggregate of Non-Promoter Shareholding					
Number of Shares			42,774,889	43,747,849	42,776,227
Percentage of Shareholding			71.43%	73.07%	71.43%

(Rs. Crores)

SEGMENT REPORTING	Quarter Ended 30th Sept 2004	Quarter Ended 30th Sept 2003	Year to Date 2004	Year to Date 2003	Year Ended 31st Mar'04 (Audited)
Segment Revenue					
Garments	126.74	112.65	233.82	201.86	391.94
Rayon Yarn (Including Caustic & Allied Chemicals)	89.21	96.23	164.53	164.86	335.17
Carbon Black	113.39	88.09	224.08	162.81	340.30
Insulators	19.70	16.60	37.70	30.05	72.52
Other Textiles (Spun Yarns & Fabrics)	113.78	99.75	215.86	186.46	394.08
Others	2.58	12.94	5.11	19.23	40.71
Total Segment Revenue	465.40	426.26	881.10	765.27	1,574.72
Less : Inter segment revenue	(0.32)	0.20	(0.73)	0.20	(0.88)
Net Income from operation	465.08	426.46	880.37	765.47	1,573.84
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	6.14	0.09	7.33	(0.35)	(1.84)
Rayon Yarn (Including Caustic & Allied Chemicals)	15.33	25.44	30.00	37.95	77.93
Carbon Black	12.79	16.98	28.58	34.35	64.68
Insulators	4.05	4.59	8.01	8.88	21.43
Other Textiles (Spun Yarns & Fabrics)	5.44	1.13	7.22	1.18	6.55
Others	0.85	0.85	1.73	1.21	4.52
Total Segment Result	44.60	49.08	82.87	83.22	173.27
Less: Interest and Finance Expenses	(5.41)	(6.73)	(10.48)	(14.09)	(23.99)
Add: Interest Income	0.85	2.21	1.89	5.24	9.17
Add: Net of Unallocable Income / (Expenditure)	1.88	3.49	(1.27)	4.17	3.03
Profit Before Tax and Exceptional items	41.92	48.05	73.01	78.54	161.48
Exceptional Items	(7.15)	19.95	(3.14)	19.95	19.95
Profit Before Tax	34.77	68.00	69.87	98.49	181.43
Capital Employed (Segment assets - Segment liabilities)			As on 30th Sept.,04	As on 30th Sept.,03	As on 31st Mar, 04
Garments			259.03	202.81	242.24
Rayon Yarn (Including Caustic & Allied Chemicals)			277.02	257.37	264.42
Carbon Black			348.09	285.97	332.98
Insulators			15.24	17.25	19.97
Other Textiles (Spun Yarns & Fabrics)			165.45	166.22	153.39
Others			13.68	25.14	16.85
Total Segment Capital Employed			1078.51	954.76	1029.85
Add: Unallocated Corporate assets			581.12	553.85	612.18
Total Capital Employed			1659.63	1508.61	1642.03

Notes :

1 During the quarter ended 30th September 2004, the Company incurred an expenditure of Rs 7.15 Crores towards Voluntary Retirement Scheme (VRS) at Rayon Division. Though full benefits of VRS costs shall accrue in future, the amount has been fully provided and disclosed as an Exceptional Item.

2 At the beginning of the quarter, there were two investor complaints pending for want of documents from the investors. During the quarter ended 30th September, 2004, nine investor complaints received and nine complaints were resolved. At the end of quarter, two investor complaints were pending for want of receipt of documents from investors.

3 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

4 The above results, have been taken on record at a meeting of the Board of Directors held on 27th October, 2004. The Auditors of the Company have carried out limited review of the results for the said period.

Place: Mumbai
Date: 27th October, 2004

B.L. SHAH
Director

INDIAN RAYON AND INDUSTRIES LIMITED
Regd. Office: Veraval 362266, GUJARAT. • Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

(Rs. Crore)

Particulars	Half year 2004-05	Half year 2003-04	Change (%)
Net Sales	880.4	765.5	15.0
Other Income	5.9	8.6	(31.9)
Operating Profit (PBDIT)	121.1	133.8	(9.5)
Less: Interest and Finance Expenses	10.5	14.1	(25.6)
Add: Interest Income	1.9	5.2	(63.9)
Gross Profit (before Royalty)	112.5	125.0	(10.0)
Royalty	—	5.5	—
Depreciation/ Amortisation	39.5	41.0	(3.7)
Profit Before Tax and Exceptional Items	73.0	78.5	(7.0)
Exceptional Items	(3.1)	20.0	(115.7)
Profit after Exceptional Items	69.9	98.5	(29.1)
Provision for Taxation	24.3	23.4	4.2
Net Profit	45.5	75.1	(39.4)
Less: Exceptional Items	(3.1)	20.0	(115.7)
Tax thereon	(2.6)	—	—
Net Profit before Exceptional Items	46.1	55.2	(16.5)

H1FY2005 Revenue (Rs. 880.4 Cr.)



Others (5.1) 1%
Insulator (37.7) 4%
Garments (233.8) 27%
Textiles (215.1) 24%
VFY (164.5) 19%
Carbon Black (224.1) 25%

H1FY2005 PBDIT (Rs. 121.1 Cr.)



Others (1.8) 1%
Insulator (8.0) 7%
Garments (20.6) 17%
Textiles (14.2) 12%
VFY (40.0) 33%
Carbon Black (36.5) 30%

Dear Shareholders,

At the outset, let me thank all of you for your support to Indian Rayon's growth. I would like to share the performance of your Company for the first half of 2004-2005 and the outlook of its businesses, going forward.

MAJOR HIGHLIGHTS

- All Plants are operating above the rated capacity.
- Strategic initiatives in respective businesses have started delivering results:
  - Excellent performance of the Garments business with better results from gestating brands/ products.
  - Brownfield expansion propels volume growth in Carbon Black business.
  - De-bottlenecking in Flax Yarn improves Textiles business performance.
- Continuous Spinning Yarn (CSY) Plant of 1,000 tons commissioned for VFY business in Sep - 04.
- Hive-off of Global Exports Division completed. This led to an exceptional gain of Rs. 4.0 Crores (Cr.).
- Long-term settlement with workers signed in VFY business.
  - 408 persons have accepted VRS and the one-time cost is Rs. 7.2 Cr.
  - New productivity norms are operational. Benefits will accrue going forward.

FINANCIAL HIGHLIGHTS

Revenues have grown by 15% to Rs. 880.4 Cr.

- Supported by better performance of Garments, Carbon Black and Textiles businesses.
- Garments business has emerged as the largest contributor with a share of 27%.

Other Income is lower at Rs. 5.9 Cr. against Rs. 8.6 Cr. due to lower surplus funds.

Operating Profit is down by 9.5% at Rs. 121.1 Cr.

- Lower realization in VFY and Carbon Black business, which still contribute 33% and 30% respectively to total profits. Better performance of Garments and Textiles has helped.

Interest expense is lower at Rs. 10.5 Cr. as against Rs. 14.1 Cr.

- Repayment of high coupon debentures.
- Use of low cost fund and lower interest rates.
- Availed cheaper loans from TUF and forex loans.

Interest Income at Rs. 1.9 Cr. has fallen vis-à-vis Rs. 5.2 Cr. resultant from lower surplus funds.

Royalty payment has ceased from October 2003 with the acquisition of global brand rights.

Depreciation is down by 4% to Rs. 39.5 Cr.

- The corresponding period had an additional provision on fast depreciating items due to change of accounting policy.

Profit before tax and exceptional item stands reduced by 7% at Rs. 73.0 Cr.

Exceptional items show a decline of Rs. 3.1 Cr. against a gain of Rs. 20.0 Cr.

- VRS in VFY business entailed a cost of Rs. 7.2 Cr. An exceptional gain of Rs. 4.0 Cr. accrued on hive-off of Global Exports Division.
- Last year saw a one-time capital gain on sale of shares of Indo Gulf Fertilizers Ltd.

Tax provision at Rs. 24.3 Cr. is marginally higher.

- Normal tax liabilities overshadow tax benefit on VRS expenses.

Net profit is lower at Rs. 45.5 Cr. as against Rs. 75.1 Cr.

BUSINESS REVIEW AND OUTLOOK

Businesses have shown mixed performance. Garments has grown, whereas, VFY and Carbon Black have been affected by macro conditions and higher input costs.

Garments

Garments business has **maintained market leadership** and has shown excellent performance. Its strategic efforts have started paying. Improving consumer sentiments has also helped.

Revenues at Rs. 233.8 Cr. and **operating profits** at Rs. 20.6 Cr. have grown by 15.8% and 24.8% respectively.

- The product mix has become richer with increasing acceptance of Suits and Jackets in the market, entrenchment of SF Jeans in the youth segment and Allen Solly "Women's Wear" entering the profit zone.
- **Better performance** of Peter England has contributed positively.
- Efficient supply chain management and control over costs have also facilitated.
- Volume growth of 10.5% to 42.2 lacs pieces has been accompanied by increasing share of high value products.
- **Advertisement expenses** have been controlled at 9.7% of Sales to Rs. 22.7 Cr.

The maturing of our gestating activities is yielding results as the **PBIT** has risen from ground level to Rs. 7.3 Cr.

- **Annualized ROCE** for the period has thus inched to 5.7% on enhanced capital employed of Rs. 259 Cr.
- **Capital Employed** increased by Rs. 42.1 Cr. on acquisition of brand rights from subsidiary in October-03. This has resulted in stoppage of Royalty payment.

The overall **Outlook** of Garments Business is positive & the business is on the profitable growth trajectory.

- The prospect for Readymade Garments remains strong
- New excise and CENVAT regime should provide a level playing field for the organized sector.
- Dismantling of quota is yet another opportunity as exports have potential for multi-fold growth. It is accompanied by threats as well, in terms of intensified competition and price war.

Garments business will **lead the Industry** and continue to focus on:

- Growing **contract exports** in formal segments - where it has proven strength, by leveraging current relationship with international brands.
- Strengthening **retail space** and delivering retail experience of international quality to our customers. 58,000 sq. ft of retail space has been tied up, out of which 40,000 sq.ft. should become operational in the second half.
- Leveraging strong brand equity and garnering larger share during festive season.
- Sustaining brand leadership on the back of aggressive marketing campaigns.
- Maintaining an **edge in design** and product innovation.
- Pro-active inventory management to reduce discounting or face price war later.
- Providing **full wardrobe** range by launching men's innerwear in different brands.

Viscose Filament Yarn (VFY)

VFY business has been affected by adverse macro conditions. It witnessed continued pricing pressure due to industry-wide oversupply and cheaper imports, besides rise in input costs.

Business **revenues** were maintained at Rs. 164.5 Cr.

- VFY revenues fell by 10% to Rs. 118.5 Cr. due to poor realization
  - **Realizations** were impaired by 10% to Rs. 154/ Kg.
    - Intense competition from cheaper imports because of oversupply in Chinese market, as global demand remained stable, stunted realizations.
    - High industry stocks created pressure on the prices.
  - **Volumes** were marginally lower at 7,693 tons though the plant operated at 107% capacity with 7,999 tons of production
    - Stocks were lower at 32 days against 57 days of Industry.
- **Chemical Business** bridged VFY revenue shortfall with higher volume and better realization.

Operating profits declined by 19% from Rs. 49.3 Cr. to Rs. 40.0 Cr.

- Lower VFY realizations alone had an impact of Rs. 13.0 Cr.
- Input costs have moved up with rising wood pulp and coal prices.
- Improved operating efficiencies and better contribution from Chemicals have contained the fall.

Thus **PBIT** stood at Rs. 30 Cr. Capital employed is Rs. 277.0 Cr.

- **Annualized ROCE** for this period is lower at 21.7% against 29.5%.

Industry environment for the VFY business remains challenging. The business has a well-defined strategy to regain its profitability. Its goal is:

- To improve **quality** - technology up-gradation efforts are underway with the help of a leading global VFY player. Quality standards should match the international level going forward.
- Move up the value chain by leveraging the newly commissioned **CSY** capacity.
- Focus on dyed yarns and value added yarns, which fetch better realization.
- Thrust on **exports** given the oversupply in the domestic market. Exports growth will be added by
  - Superior quality products
  - Higher share of value added products and
  - Strengthening and sweating of "Ray One" brand.
- **Lower operating cost** and derive economies of scale by sweating assets.
  - Power cost will be lesser with the help of 18 MW Power Plant at a capex of Rs. 71 Cr.
  - Caustic Soda capacity is being enhanced by 45 tons per day to 160 tons per day at a capex of Rs. 28 Cr.

Carbon Black

Carbon Black is facing a **mixed business environment.**

- Double-digit growth of auto and tyre sector is fuelling demand growth.
- **Prices** are under pressure with the removal of duty differential of 5% between Feed Stock and Carbon Black.
- Rising crude oil prices have led to **higher Carbon Black Feed Stock prices.**
- Enhanced **volume** from recent Brownfield expansion at Chennai has been an enabler.

Revenues have recorded 37.7% growth to Rs. 224.1 Cr.

- Volumes growth of 49% to 82,069 tons
  - 102% utilization of expanded capacity has yielded 81,421 tons of production.
  - Even as increased demand in the domestic market is being catered to, exports volumes were increased to augment sales.
- Average realization decreased by 7.6% to Rs. 27,305/ ton
  - Domestic market witnessed pricing pressure due to removal of 5% duty differential between Feed Stock and Carbon Black.
  - Larger share of exports volume has also impaired average realization.

Operating profits at Rs. 36.5 Cr. dipped by 12.3% due to a fall in realization and higher input costs

- Feed stock FOB-prices have shot up to a high of US $ 149 per ton, with rising crude oil prices. High sea freight further added pressure.
- Higher energy sales partially offset lower margins.

Thus **PBIT** stood at Rs. 28.6 Cr. Capital employed is Rs. 348.1 Cr.

- **Annualized ROCE** for the period is lower at 16.4% against 24%.

Going forward, Carbon Black prospects should improve, consequent to:

- Market optimization efforts towards pushing higher volumes in the domestic market given the strong growth in Auto and Tyre sector.
- Focus on quality, providing superior services to customers through logistic optimization, developing specialty and value added products.
- Pro-active procurement efforts to help reduce Feed Stock cost.

To tap the growing domestic and export market in South East Asian Countries, we are evaluating a **Brownfield expansion** of 50,000 tons at Chennai and a Greenfield project in Gujarat.

Textiles

Textile business has yielded **satisfactory performance** with strong growth across the segments.

- Rationalization of duty structure provided level playing field for the organized sector.

Revenues have risen by 15.2% to Rs. 215.1 Cr.

- Flax yarn has performed well with higher volumes and better profitability accruing after the modernization of the plant.
- Linen fabric has registered modest growth with increased awareness of Linen fabrics and new applications like the furnishing segment.
- Worsted Yarn segment has gained from stable wool prices.
- Synthetic segment performance has remained stable.
- Exports contributed 51% to the business revenue. The rupee depreciation has helped in better realization for exports.

Operating profit thus improved from Rs. 10.7 Cr. to Rs. 14.2 Cr.

Annualized ROCE grew from 1.4% in the corresponding period to 8.7%.

The positive environment for textile industry will boost demand, as:

- The industry will benefit from the new excise and CENVAT regime.
- Demand will also get a leg up from growing user segments post WTO.
- The business's strategic thrust is on
  - Value added yarns in the synthetic segment.
  - Building "Linen Club" as a brand and increasing retailing efforts.
  - Targetting larger share of domestic revenue given the recent reduction in DEPB incentive to the extent of 45%.
  - Doubling Wool Combing capacity to 8000 TPA at a capex of Rs. 35.9 Cr.

Insulator- Domestic Marketing

Revenues grew by 25.2% to Rs. 37.7 Cr. Operating profit at Rs. 8.0 Cr. is marginally lower as manufacturing cost were higher. The share of value added products has increased. The domestic market outlook is positive with power sector reforms.

JOINT VENTURE AND SUBSIDIARIES

The Company's joint ventures and subsidiaries are doing well and are on track.

BIRLA NGK Insulators Private Limited's revenue at Rs. 74.5 Cr is marginally lower, as:

- Increasing focus on high value products has resulted in lower volumes and higher realizations.
- The business has incurred losses due to higher rejections and cost associated with yield improvement initiatives. Higher input cost and lower exports impacted profitability.
- Higher volumes and lower rejections should make the business efficient and help in improving profitability.
- Going forward, Brownfield expansion of 8,000 tonnes at Halol should be completed by December-04.

Birla Sun Life Insurance Company Ltd. is growing at a fast pace. The business continues to retain the number two position amongst private life insurance Companies.

- Its total premium income has grown by 205.7% to Rs. 314.6 Cr. New business annualized premium income is up by 186% to Rs. 238.2 Cr.
- The Company is a front-runner in unit-linked products and alternate channel distribution.
- The Distribution network has been further strengthened
  - The Company has more than 10,000 agents, 39 corporate agents, 10 bancassurance and 35 brokers.
  - The number of branches has increased to 38 and 6 more will be opened shortly.
- Indian Rayon has contributed Rs. 18.5 Cr. during the first-half towards the share capital. Total investments have reached to Rs. 234.6 Cr.
- The business is likely to break even in FY 2007 in line with the original plan.

The IT Services business, PSI Data Systems Ltd. and its wholly owned subsidiary Birla Technologies Ltd., has reversed the downward trend in performance. It has turned in a positive EBITDA of Rs. 1.1 Cr. for the first-half against a negative Rs. 4.8 Cr. in the corresponding period.

- Revenues stood at Rs. 41.9 Cr. The Company has increased its thrust on Banking, Financial services and Insurance verticals.
- Selling and General Administration expenses have been curtailed.
- Losses for the period have been pruned to Rs. 1.3 Cr. from Rs. 9.6 Cr. in the corresponding period.
- The emphasis is now on further strengthening marketing and delivery capabilities to grow the business.

In the BPO business, TransWorks revenues have risen significantly from Rs. 27.7 Cr in the corresponding period to Rs. 44.8 Cr.

- Its strengthened marketing team has enabled the Company to add 5 new clients while relationships with existing clients has also expanded.
- The seat capacity has increased to 1,656 and headcount rose to 2,261.
- The Company is focusing on
  - Increasing the client base and improving capacity utilization.
  - Enhancing share of non-voice business.
  - Stemming the high attrition rate prevalent industry wide.
  - Exploring inorganic growth opportunities.

CONCLUSION

Overall, the outlook for your Company is optimistic, given the strategic thrust and capex initiatives taken in each of the businesses.

Before I end, I would like to take this opportunity to record our sincere appreciation for the support extended to us. I look forward to your continued commitment in the future.

Wish you and your family a very happy Diwali and a prosperous New Year.

Yours sincerely,



Adesh Gupta
Sr. President and Chief Financial Officer

Aditya Birla Center,
4th Floor, 'A' Wing,
S.K.Ahire Marg, Worli,
Mumbai - 400 025

Phone No. 5652 5000
Fax No. 5652 5821

E-Mail: irilcfo@adityabirla.com
Mumbai, 6th November 2004

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include the global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.


Louis Philippe. Another life.

INDIAN RAYON

ADITYA BIRLA GROUP

PERFORMANCE UPDATE

For the half year ended 30th September 2004

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Performance Update

For the half year ended 30th September, 2005

ADITYA BIRLA NUVO LTD.

(formerly Indian Rayon and Industries Ltd.)

Registered Office: Indian Rayon Compound, Veraval 362 266, Gujarat.

Dear Shareholders,

I would like to share the performance of your Company for the half year ended 30th September 2005 and the outlook of its businesses, going forward. You will be please to note that the name of your Company is now changed to ADITYA BIRLA NUVO LIMITED as approved by you through postal ballot.

Consolidated				Particulars	Standalone			
Quarter ended 30th September		Half Year ended 30th September			Quarter ended 30th September		Half Year ended 30th September	
2005	2004	2005	2004		2005	2004	2005	2004
945.08	754.84	1,718.74	1,383.76	Net Income from Operations	563.04	466.03	1,048.12	882.15
102.03	61.63	194.70	112.61	Operating Profit	86.67	66.30	159.17	120.93
53.16	20.15	101.65	32.88	Profit Before Tax	56.50	41.92	103.09	72.86
(0.63)	(7.15)	(1.32)	(2.99)	Exceptional Items	(0.63)	(7.15)	(1.32)	(2.99)
17.94	10.16	33.90	24.45	Provisional for Taxation	17.28	10.10	32.44	24.33
37.56	6.95	70.59	12.33	Net Profit (after Minority Interest)	38.59	24.67	69.34	45.54
6.27	1.16	11.79	2.06	EPS(Rs.)	6.44	4.12	11.58	7.60

(0.63)	(7.15)	(1.32)	(7.15)	VRS at Rayon Division	(0.63)	(7.15)	(1.32)	(7.15)
—	—	—	4.16	Sale of Global Export/Strategic Investment	—	—	—	4.16
(0.63)	(7.15)	(1.32)	(2.99)	Exceptional Gain/(Loss)	(0.63)	(7.15)	(1.32)	(2.99)

Aditya Birla Nuvo, a major Aditya Birla Group Company, has posted excellent results for the half year ended 30th September 2005.

Its **consolidated** turnover of Rs. 1718.74 Crores, is up by 24.2% over Rs. 1383.76 Crores achieved in the corresponding period of the previous year. Net profit has soared to Rs. 70.59 Crores against Rs. 12.33 Crores.

The Company's **stand-alone** turnover at Rs. 1048.12 Crores, grew by 18.8% vis-à-vis Rs. 882.15 Crores achieved in the corresponding period of the previous year. Net profit has risen by 52.3% to Rs. 69.34 Crores against Rs. 45.54 Crores.

All businesses of Aditya Birla Nuvo, including its JVs and subsidiaries, have contributed well through improving profits or cutting down on losses.

The Company has paid Rs. 1.32 Crores towards VRS at its Rayon division, as against Rs. 7.15 Crores towards VRS at the same unit in the comparable period. The Company has made one time gain of Rs. 4.16 Crores from sale of its Global Export Division and Strategic Investment in the first half of the previous year.

Divisional Performance

Particulars	Sales Volume			Net Sales (Rs. Crores)	
	Unit	Half year ended 30th September		Half year ended 30th September	
		2005	2004	2005	2004
Garments	Lac Pcs.	54.7	42.3	291.25	233.73
Viscose Filament Yarn	Tons	8,400	7,694	183.04	164.53
Carbon Black	Tons	84,836	82,069	258.99	224.08
Textiles				238.02	217.00

Madura Garments

The Garments division has performed exceedingly well. Its revenue has soared by 24.6% to Rs. 291.25 Crores vis-à-vis Rs. 233.73 Crores recorded in the corresponding period of the previous year. Operating Profit is up by 19.7% despite higher retailing cost and high discount levels prevailing in the sector. Louis Philippe, Van Huesen and Allen Solly – its fashion brands have been the propellants while Peter England maintained its strong growth momentum.

The opening of new stores has bolstered its already strong retail presence, with retail space at 2.6 lacs sq ft. The division is aggressively expanding controlled retail space for the future, both in malls and in high streets, coupled with selected stores, to provide a retail experience of an international standard. The division has launched Espirit brand in India, which has met with an encouraging response.

Consistent brand building efforts, development of innovative merchandise and aggressive campaigns for each of the brands, have driven growth and brand equity. Madura Garments will continue to be an industry leader. Its thrust will also be on Contract Exports, with a focus on providing full service to international labels/brands.

Rayon Division

The Rayon division's revenues at Rs. 183.04 Crores increased by 11.3% compared to Rs. 164.53 Crores in the corresponding period of the previous year. While VFY sales volume grew by 9.2% to 8,400 tonnes, realisations were lower compared to the corresponding period of the previous year, though they rose in the later part of the half year.

On a positive note, the chlor-alkali segment has been buoyant, supported by higher chemical volumes and better ECU realizations. The expanded 45 TPD caustic soda capacity has been fully utilised, leading to enhanced revenues.

Carbon Black Division

Carbon Black Division has shown its best ever performance. Revenues at Rs. 258.99 Crores are up by 15.6% vis-à-vis Rs. 224.08 Crores attained in the corresponding period of the previous year. On the back of robust auto sector growth, domestic sales grew impressively by 21.5%. Realisation is up by 11.8% supported by a change in market mix and the partial passing on of the high CBFS prices to the market. Volumes extended by 3.4% at 84,836 tonnes while plants operated at full capacity.

Textiles Division

The Textiles Division's revenues have gone up 9.7% to Rs. 238.02 Crores as against Rs. 217.00 Crores. Operating Profits jumped by 78.4% helped by strong performance across segments. Linen fabric segment benefited from the growing awareness and usage. Worsted segment has gained from value added products and increased volumes due to expansion of the wool combing facility. Synthetic yarn benefited from the conversion into EOU.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2005

Consolidated Financial Results					FINANCIAL RESULTS	Standalone Financial Results				
Quarter Ended 30th Sept		Year to date		Year Ended 31st March		Quarter Ended 30th Sept		Year to date		Year Ended 31st March
2005	2004	2005	2004	2005		2005	2004	2005	2004	2005
983.89	788.16	1,791.87	1,454.16	3,325.74	Income from Operations	599.08	497.33	1,115.95	948.62	1,987.82
38.83	33.32	73.14	70.40	136.36	Less: Excise Duty	36.05	31.30	67.83	66.47	127.20
945.06	754.84	1,718.73	1,383.76	3,189.38	Net Income from Operations	563.03	466.03	1,048.12	882.15	1,860.62
9.21	3.87	14.51	7.27	19.40	Other Income	6.91	4.36	9.38	5.71	10.07
954.27	758.71	1,733.24	1,391.03	3,208.78	Total Income	569.94	470.39	1,057.50	887.86	1,870.69
					Total Expenditure:					
(13.03)	(15.55)	(39.72)	(21.25)	(14.41)	Decrease / (Increase) in Stock in Trade	(12.43)	(11.53)	(38.66)	(16.23)	(11.16)
331.87	271.82	611.41	498.55	1,040.68	Cost of Raw Materials/Traded Goods	313.62	261.78	587.00	477.92	995.74
92.32	78.40	176.54	152.36	319.87	Staff Cost	35.39	30.67	68.13	60.88	125.16
268.69	227.32	518.54	422.86	917.28	Other Expenditure	146.69	123.17	281.86	244.36	496.93
172.39	135.10	271.76	225.90	684.12	Change in valuation of liability in respect of life Insurance policies in force					
102.03	61.62	194.71	112.61	261.24	Profit Before Interest, Depreciation & Tax	86.67	66.30	159.17	120.93	264.02
15.29	10.26	27.34	19.35	41.67	Interest and Finance Expenses	9.90	5.41	16.67	10.48	22.94
1.33	0.85	2.40	1.95	4.86	Add: Interest Income	0.92	0.85	1.94	1.89	4.34
88.07	52.21	169.77	95.21	224.43	Profit Before Depreciation, Royalty & Tax	77.69	61.74	144.44	112.34	245.42
34.91	32.07	68.10	62.32	130.29	Depreciation and Amortisation	21.19	19.82	41.35	39.48	80.69
53.16	20.14	101.67	32.89	94.14	Profit Before Tax and Exceptional Items	56.50	41.92	103.09	72.86	164.73
-	-	-	4.16	1.89	Gain/(Loss) on Long Term Strategic Investments/ Transfer of business (Net)	-	-	-	4.16	1.89
(0.63)	(7.15)	(1.32)	(7.15)	(9.54)	VRS Cost at Rayon Division / Others	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)
52.53	12.99	100.35	29.90	86.49	Profit After Exceptional Items	55.87	34.77	101.77	69.87	157.08
					Less: Provision for Taxation:					
15.48	11.63	30.44	22.17	45.78	Current Tax	15.33	11.57	30.20	22.05	45.35
1.06	(1.47)	0.65	2.28	(1.94)	Deferred Tax (Net)	1.06	(1.47)	0.65	2.28	(1.99)
1.40	-	2.81	-	-	Fringe Benefit Tax	0.89	-	1.59	-	-
-	-	-	-	(0.07)	Provision for Tax for earlier years written back					
34.59	2.83	66.45	5.45	42.72	Net Profit	38.59	24.67	69.33	45.54	113.72
(2.97)	(4.11)	(4.16)	(6.89)	(15.76)	Less : Minority Interest					
-	-	-	-	(0.24)	Share of Loss of Associate written back					
37.56	6.94	70.61	12.34	58.72	Net Profit (After Minority Interest)	38.59	24.67	69.33	45.54	113.72
59.89	59.88	59.89	59.88	59.88	Paid up Equity Share Capital (Face Value of Rs.10 each)	59.89	59.88	59.89	59.88	59.88
					Reserve					1294.18
6.27	1.16	11.79	2.06	8.78	Basic and Diluted Earnings Per Share - Rs	6.44	4.12	11.58	7.60	18.98

Aggregate of Non-Promoter Shareholding					
Number of Shares			42,738,738	42,774,889	42,747,570
Percentage of Shareholding			71.37%	71.43%	71.38%

Notes:

1 The Board of Directors of the Company, at its meeting held on 11th September 2005, has approved, subject to requisite approvals, merger of Birla Global Finance Limited (BGFL) and Indo Gulf Fertilizers Limited (IGFL) with the Company with effect from 1st September 2005 through two separate Schemes of Amalgamation (Schemes), u/s 391 to 394 of the Companies Act, 1956. On the Schemes coming into effect, the business of BGFL and IGFL will be transferred to the Company on going concern basis and in consideration the Company will issue equity shares to the shareholders of the BGFL and IGFL, one equity share of Rs.10/- each in the Company for every three equity shares, held in BGFL and IGFL respectively.

As directed by the Hon'ble High Court of Gujarat at Ahmedabad, meetings of shareholders of the Company will be held on 16th November, 2005 to consider the Schemes.

Pending requisite approvals, no effect has been given in the above results for the proposed merger.

2 On 28th September 2005, the Company has acquired 3718 lac equity shares of IDEA Cellular Limited (IDEA) at an aggregate price of Rs 660.73 crs from AT & T Cellular Pvt. Limited, Mauritius, raising its equity holding in IDEA from 4.28% to 20.74% and that of Aditya Birla Group from 33.70% to 50.15%. In the Consolidated profit and loss, the benefit of additional shareholding will accrue from the next quarter.

(Rs. Crores)

Consolidated Financial Results					SEGMENT REPORTING	Standalone Financial Results				
Quarter Ended 30th Sept		Year to date		Year Ended 31st March		Quarter Ended 30th Sept		Year to date		Year Ended 31st March
2005	2004	2005	2004	2005		2005	2004	2005	2004	2005
					Segment Revenue					
163.30	126.64	291.25	233.73	472.40	Garments	163.30	126.64	291.25	233.73	472.40
96.22	89.21	183.04	164.53	352.00	Rayon Yarn (Including Caustic & Allied Chemicals)	96.22	89.21	183.04	164.53	352.00
136.73	113.39	258.99	224.08	467.25	Carbon Black	136.73	113.39	258.99	224.08	467.25
63.70	37.16	121.17	73.43	184.53	Insulators	36.93	19.70	71.24	37.70	100.12
128.38	114.83	239.40	217.73	459.02	Other Textiles (Spun Yarn & Fabrics)	128.38	114.83	239.40	217.73	459.02
264.26	201.29	444.67	335.32	956.19	Life Insurance					
21.84	20.65	39.17	41.90	82.13	Software					
39.57	25.50	77.60	46.38	108.23	BPO					
29.50	23.66	59.04	41.79	97.40	Telecom					
2.43	2.82	6.06	5.60	13.70	Others	2.19	2.58	5.58	5.11	12.74
945.93	755.15	1,720.39	1,384.49	3,192.85	Total Segmental Revenue	563.75	466.35	1,049.50	882.88	1,863.52
(0.87)	(0.31)	(1.66)	(0.73)	(3.47)	Less: Inter Segment Revenue	(0.72)	(0.32)	(1.38)	(0.73)	(2.90)
945.06	**754.84**	**1,718.73**	**1,383.76**	**3,189.38**	**Net Income from Operations**	**563.03**	**466.03**	**1,048.12**	**882.15**	**1,860.62**
					Segment Results (Profit before Interest and Tax - PBIT)					
9.74	6.14	12.46	7.33	13.03	Garments	9.74	6.14	12.46	7.33	13.03
13.91	15.33	29.84	30.00	66.32	Rayon Yarn (Including Caustic & Allied Chemicals)	13.91	15.33	29.84	30.00	66.32
20.00	12.79	38.04	28.58	60.32	Carbon Black	20.00	12.79	38.04	28.58	60.32
7.38	1.10	13.47	1.45	9.90	Insulators	7.82	4.05	15.71	8.01	21.61
10.58	5.44	18.06	7.22	19.79	Other Textiles (Spun Yarn & Fabrics)	10.58	5.44	18.06	7.22	19.79
(10.93)	(15.70)	(14.74)	(26.28)	(60.03)	Life Insurance					
0.50	0.24	0.33	(0.24)	(0.55)	Software					
7.46	(1.76)	14.56	(4.44)	2.47	BPO					
4.80	3.04	10.46	5.71	16.69	Telecom					
1.10	1.05	2.89	2.38	6.93	Others	0.85	0.85	2.47	1.73	6.20
64.54	**27.67**	**125.37**	**51.71**	**134.87**	**Total Segment Result**	**62.90**	**44.60**	**116.58**	**82.87**	**187.25**
(13.96)	(9.41)	(24.94)	(17.40)	(36.81)	Less: Interest & Finance Expenses (Net)	(8.98)	(4.56)	(14.73)	(8.59)	(18.60)
2.58	1.88	1.24	(1.42)	(3.92)	Add: Net of Unallocable Income/(Expenditure)	2.58	1.88	1.24	(1.42)	(3.92)
53.16	**20.14**	**101.67**	**32.89**	**94.14**	**Profit Before Tax and Exceptional Items**	**56.50**	**41.92**	**103.09**	**72.86**	**164.73**
-	-	-	4.16	1.89	Gain/(Loss) on Long Term Strategic Investments/ Transfer of business (Net)	-	-	-	4.16	1.89
(0.63)	(7.15)	(1.32)	(7.15)	(9.54)	VRS Cost at Rayon Division	(0.63)	(7.15)	(1.32)	(7.15)	(9.54)
52.53	**12.99**	**100.35**	**29.90**	**86.49**	**Profit After Exceptional Items**	**55.87**	**34.77**	**101.77**	**69.87**	**157.08**
		As on 30th Sept, 05	As on 30th Sept, 04	As on 31st March, 05	Capital Employed (Segment Assets - Segment Liabilities)			As on 30th Sept, 05	As on 30th Sept, 04	As on 31st March, 05
		292.61	259.03	252.21	Garments			292.61	259.03	252.20
		342.10	277.02	318.60	Rayon Yarn (Including Caustic & Allied Chemicals)			342.10	277.02	318.60
		375.52	348.09	371.87	Carbon Black			375.52	348.09	371.87
		106.43	109.39	110.53	Insulators			19.07	15.24	20.93
		237.91	165.45	211.34	Other Textiles (Spun Yarn & Fabrics)			237.91	165.45	211.35
		110.30	105.42	106.29	Life Insurance					
		18.47	22.55	19.53	Software					
		61.27	59.25	61.51	BPO					
		914.96	189.59	197.77	Telecom					
		31.30	32.74	32.25	Others			11.87	13.68	13.18
		2,490.87	1,568.53	1,681.90	Total Segment Capital Employed			1279.08	1078.51	1188.13
		710.94	170.03	177.52	Add: Unallocated Corporate Assets			1247.06	581.12	614.53
		3,201.81	1,738.56	1,859.42	Total Capital Employed			2526.14	1659.62	1,802.66

3 The shareholders of the Company have approved change of the name of the Company to "ADITYA BIRLA NUVO LTD".

4 Status of Investor Complaints for the quarter ended 30th September, 2005

Opening	Received	Redressed	Pending
NIL	16	16	NIL

5 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 The above results, have been taken on record at a meeting of the Board of Directors held on 27th October, 2005. The limited review of Standalone Financial Results as required under Clause 41 of Listing agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Insulators Domestic Marketing

Strong demand in Transmission and Distribution segment helped in achieving 27.1% volume growth. At Rs. 71.24 Crores, revenue growth of 89.0% was supported by higher volumes, improved realisation and higher share of direct billing.

Joint Ventures and Subsidiaries

The Company's joint ventures and subsidiaries are on track.

BIRLA NGK Insulators Private Limited has posted a turnover of Rs.99.86 crores, representing a growth of 39.9%. Guided by NGK experts, yield improvement efforts are being pursued.

At **Birla Sun Life Insurance**, the total premium income has grown by 24.6% to Rs. 385.99 Crores. The first year premium in the individual business has grown by 5.5%. Renewal premium was encouraging, with more than 95% renewal rate. The Group business, however, suffered with the intense pricing pressure from the competitors. The Company is now focusing aggressively on expanding its branch network and strengthening agency force to increase its reach. It has enriched its product portfolio by introducing new target specific plans.

At **TransWorks**, revenues have grown significantly by 67.3% at Rs. 77.60 Crores vis-à-vis Rs. 46.38 Crores in the previous year. During the half year, three new clients were added and business from existing clients was ramped up. The Company has also increased seat capacity to 1,811 and strengthened its employee base to cater to the fast growing business. The Company continues to further augment client base and improve seat utilization.

At **PSI Data Systems**, EBITDA is marginally higher on lower revenues due to improved margins. Revenues stood at Rs. 39.16 Crores. The company's focus is on core verticals with greater thrust on high margin business continues.

At **IDEA Cellular**, subscriber base grew by 36.5% to 5.95 million. Revenues for the half year showed an impressive jump of 41.2% at Rs. 1,377.68 Crores. The company has 9.2% market share in the total mobility segment and ranks 5th in the cellular industry

Strategic Initiatives

The Company acquired an extra 16.5% equity stake in Idea Cellular Ltd for Rs. 660.7 Crores. This takes the total Aditya Birla Nuvo holding to 20.7%, which is part of the 50.2% holding of Aditya Birla Group companies. Idea Cellular Ltd is a profit making cellular company operating in 11 Telecom Circles (of which 3 are being rolled out) with a subscriber base of 5.95 million.

The Company is taking necessary steps to complete the landmark corporate restructuring to merge Birla Global Finance and Indo Gulf Fertilisers, with Aditya Birla Nuvo. The Merger would become effective from September 1, 2005 once approved by the authorities. The Court convened meeting of Aditya Birla Nuvo's shareholders will be held on November 16, 2005 to consider the merger proposal. Birla Global and Indo Gulf shareholders will meet on November 24, 2005 and November 28, 2005 respectively for necessary approvals.

Going Forward

- **Madura Garment** will focus on retail expansion, *optimising cost and brand transformation*
- **VFY's** thrust on improving quality will continue. It is expected to benefit from the buoyant chlor-alkali segment through utilising recently expanded caustic soda capacity
- **Carbon Black** will push volumes in domestic market and expedite the proposed expansion of 50,000 TPA at Gummidipoondi.
- **Textiles** will gain from focus on niche areas
- **The Insulator JV** will continue focus on higher value products and yield improvement
- **Life insurance** emphasis is on increasing branch network and strengthening agency force while enriching its product portfolio
- **BPO** – is geared to up its performance through expanding and optimally utilising its seat capacity by acquiring new clients and enhancing its service quality.
- **IT Services** – the reinforcement of its management team, focus on marketing and building specialisation/ differentiation will fuel growth
- **Telecom** – increasing its reach by roll out in three new circles, and debt refinancing, will strengthen the company.

Overall, the outlook for the Company is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

Before I end, I would like to take this opportunity to record our sincere appreciation for the support extended to us. I look forward to your continued commitment in the future. I am sure you will be attending, the forthcoming court convened meeting of the shareholders on 16th November 2005, to consider the merger of Indo Gulf Fertilisers Limited and Birla Global Finance Limited with your Company.

On the occasion of festival of lights, we would like to wish a happy Diwali and prosperous New Year.

A detailed presentation is available on your company's website in the Investors' section. Should you require a copy of the same, please write or email us at the below given address.

Yours sincerely,

Adesh Gupta
Wholetime Director & CFO

Aditya Birla Centre, 4th Floor, 'A' Wing, S.K. Ahire Marg,
Worli, Mumbai – 400 030

Phone No. 5652 5577 Fax No. 5652 5821
E-Mail: nuvocfd@adityabirla.com

Mumbai, 31st October 2005

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include the global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations.

Book-Post

If undelivered please return to:

ADITYA BIRLA NUVO LTD.

Share Department

Regd. Office: Indian Rayon Compound,

Veraval 362 266, Gujarat.

www.adityabirla.com, *www.adityabirlanuvo.co.in*

Infomedia India Limited

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)18/08/2005
REC. NO. : 500664 REG NO. : 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
A/R (SA-5)	CASH	24/06/2005	N	500

(N.R.S.) Fees Paid 500.
TOTAL

N: NORMAL FEE A: ADDITIONAL FEE

COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

RECEIVED
2005 FEB 22
OFFICE OF INTER
CORPORATE

INDIAN RAYON

ADITYA BIRLA GROUP

Ref.No.IRIL/SEC/ /147 /2005

August 18,2005
By Hand Delivery

The Registrar of Comnpanies-Gujarat
C.G.O. Complex, Opp: Rupal Park
Behind Ankur Bus Stand
Naranpura
AHMEDABAD – 380 013.

Company Registration No.04-1107

Dear Sir,

Re: Filing of Annual Return

Kindly find enclosed the Annual Return of the Company pursuant to Section 159 of the Companies Act,1956. This Annual Return has been made as on 24th June,2005 on which date the 48th Annual General Meeting of the Company was held at the Registered Office of the Company.

The details of Shares and Debentures held as on 24th June,2005 as well as the details of Shares and Debentures transferred since the last Annual General Meeting held on 30th June,2004 are being submitted in 1 (One) Compact Disc which is sent herewith. We request you to please confirm to us within a month of receipt of the Compact Disc that the same has been found by you in order.

As required under the provisions of the Companies Act, this Annual Return has also been duly verified and certified by Shri C.R.Damani, a practising Company Secretary.

We are also enclosing herewith necessary filing fees of Rs.500/- towards filing of the same.

Kindly take the documents filed on record.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LTD.,

(J P VAJA)
Dy. MANAGER (SHARES)

Encl: as above

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office : VERAVAL - 362 266, Gujarat (INDIA)
Phone : (02876) 245711; Fax : (02876) 243220; Gram : INDIARAYON; E-mail : irilveraval@adityabirla.com

The Companies Act (I of 1956)

SCHEDULE V - PART II

(See Section 159)

ANNUAL RETURN

OF

INDIAN RAYON AND INDUSTRIES LIMITED

(Date of AGM : 24.06.2005)

Registration No. : 04-001107

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	85000000	850000
ii. Preference	1500000	150000
Total Authorised Capital	1000000	

Issued Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	59884782	598848
ii. Preference	- - - - - - - -	- - - - - -
Total Issued Capital	598847.82	

Subscribed Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	59884782	598848
ii. Preference	- - - - - - - -	- - - - - -
Total Subscribed Capital	598847.82	

Paid-Up Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	59884782	598848
ii. Preference	- - - - - - - -	- - - - - -
Total Paid up Capital	598847.82	

Debentures Breakup

Type of Debenture	No.of Debentures	Nominal Value (in Rs.)
i. Non Convertible	00000050	0500000
ii. Partly Convertible	- - - - - - - -	- - - - - - -
iii. Fully Convertible	- - - - - - - -	- - - - - - -
Total Amount	0500000	

Indian Rayon And Industries Ltd.
MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(1)

Residential Address	16-A IL PALAZZO LITTLE GIBBS ROAD
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

(2)

Residential Address	16-A IL PALAZZO LITTLE GIBBS ROAD
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

(3)

Residential Address	501 EVEREST CHAMBERS OFF MOUNT PLEASANT ROA D MALABAR HILL
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

Indian Rayon And Industries Ltd. MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(4)

Residential Address: MANISHA 69A NEPEAN SEA ROAD

Town / City: MUMBAI

District: MUMBAI

State: MAHARASHTRA

Pin code: 400006

(5)

Residential Address: 2 GILCHRIST AVENUE OFF HARRINGTON ROAD CHETPET

Town / City: CHENNAI

District: CHENNAI

State: TAMILNADU

Pin code: 600031

(6)

Residential Address: FLAT # 6 SHEETAL APARTMENT, APNAGHAR, UNIT - 9 SHREE SAMARTH NAGAR, ANDHERI (WEST)

Town / City: MUMBAI

District: MUMBAI

State: MAHARASHTRA

Pin code: 400053

Indian Rayon And Industries Ltd. MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(7)

Residential Address	A-1 ISHWARDAS MANSION NANA CHOWK
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400007

(8)

Residential Address	395 16TH MAIN III BLOCK II A CROSS KORAMANGALA
Town / City	BANGALORE
District	BANGALORE
State	KARNATAKA
Pin code	560034

(9)

Residential Address	8 NATIONAL TOWER 13 LOUDON STREET
Town / City	KOLKATA
District	KOLKATA
State	WEST BENGAL
Pin code	700017

Indian Rayon And Industries Ltd.
MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(10)

Residential Address	14 QUEENS COURT MAHARSHI KARVE ROAD CHURCHGATE
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400020

(11)

Residential Address	703 RAHEJA GRAND TURNER ROAD BANDRA (W)
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400050

(12)

Residential Address	101 KAVERI B WING NEELKANTH VALLEY RAJWADI GHATKOPAR (E)
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400077

IV. Directors / Managers / Secretary Information (Contd..)

(13)

Residential Address	A-1601 ASTER TOWER FILM CITY ROAD MALAD (EAST)
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400097

(14)

Residential Address	22 CHITRAKOOT CO OP SOCIETY LTD 2ND FLOOR ALTAMOUNT ROAD
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400026

Residential Address	
Town / City	
District	
State	
Pin code	

Indian Rayon And Industries Ltd.
MUMBAI

V. Details of Shares Held at Date of AGM (Contd.) **

Address

Town / City

District

State

Pin code

Address

Town / City

District

State

Pin code

Address

Town / City

District

State

Pin code

Address

Town / City

District

State

Pin code

** Details submitted in enclosed one Compact Disc

Indian Rayon And Industries Ltd. MUMBAI

VIII. Equity Share Capital Breakup *(Percentage of Total Equity)*

(i) Govt. [Central & State(s)]

- - . - -

(ii) Govt.Companies

- - . - -

(iii) Public Financial Institutions

1 5 . 9 4

(iv) Nationalised / Other banks

0 0 . 2 4

(v) Mutual Funds

1 1 . 1 6

(vi) Venture Capital

- - . - -

(vii) Foreign Holdings (FIIs/FCs/FFIs NRIs/OCBs)

1 8 . 9 6

(viii) Bodies Corporate (Not mentioned above)

3 1 . 4 7

(ix) Directors/Relatives of Directors

0 0 . 2 1

(x) Other top 50 Share Holders (other than those listed above)

0 1 . 7 8

We certify that :

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid,correctly and completely ;

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures, have been appropriately recorded in the books maintained for the purpose ;

(c) the whole amounts envisaged in clauses (a) to (e) of Sub-Section (2) of Section 205C of the Companies Act,1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a Company have been credited to the Investor Education and Protection Fund;

(d) the company has not,since the date of the annual general meeting with reference to which the last return was submitted,or in the case of a first return,since the date of the incorporation of the company issued any invitation to the public to subscribe for any shares or debentures of the company ; **N.A.**

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause (1) of section 3 are not to be included in the reckoning the number of fifty ; **N.A.**

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company,no public company or deemed public company has or have held twenty five percent,or more of its paid-up share Capital ; **N.A.**

(g) the company did not have an average turnover of Rs.Ten crore or more during the relevant period ; **N.A.**

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company,if it is first return,the company did not hold twenty five percent or more of the paid-up share capital of one or more public companies; and **N.A.**

(i) the private company did not accept or renew deposits from public. **N.A.**

Signed


C.R. DAMANI
COMPANY SECRETARY

Managing Director :

Secretary :

Secretary in whole time practice :

CP No. : 445

Note : Certificates to be given by a Director and Manager / Secretary or by two Directors where there is no manager or secretary . In the case of a Company whose shares are listed on a recognised stock exchange,the certificate shall also be signed by a secretary in whole time practice.


Indian Rayon And Industries Ltd.
MUMBAI

DEPARTMENT OF COMPNAY AFFAIRS
ROC CASH COUNTER RECEIPTS
OFFICE OF THE REGISTRAR OF COMPANIES

m5mm5mm5mm5m

REG. NO.: ...JARAT, DADRA&NA... REG.NO.: ...1) 26/08/2004
544161 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
A/R (SH-5)	CASH	30/06/2004	N	500
TOTAL Fees Paid				500

N : NORMAL FEE A : ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C.

(25)

INDIAN RAYON

ADITYA BIRLA GROUP

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office: VERAVAL – 362 266, Gujarat (INDIA)
Phone: (02876) 245711; Fax: (02876) 243220; Gram: INDIARAYON
Email: irilveraval@adityabirla.com

Ref.No.IRIL/SEC/ 266 /2004

August 25,2004
By Hand Delivery

The Registrar of Comnpanies-Gujarat
C.G.O. Complex, Opp: Rupal Park
Behind Ankur Bus Stand
Naranpura
AHMEDABAD – 380 013.

Company Registration No.04-1107

Dear Sir,

Re: Filing of Annual Return

Kindly find enclosed the Annual Return of the Company pursuant to Section 159 of the Companies Act,1956. This Annual Return has been made as on 30th June,2004 on which date the 47th Annual General Meeting of the Company was held at the Registered Office of the Company.

The details of Shares and Debentures held as on 30th June,2004 as well as the details of Shares and Debentures transferred since the last Annual General Meeting held on 1st August,2003 are being submitted in 1 (One) Compact Disc which is sent herewith. We request you to please confirm to us within a month of receipt of the Compact Disc that the same has been found by you in order.

As required under the provisions of the Companies Act, this Annual Return has also been duly verified and certified by Shri C.R.Damani, a practising Company Secretary.

We are also enclosing herewith necessary filing fees of Rs.500/- towards filing of the same.

Kindly take the documents filed on record.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LTD.,

(RITESH CHAUDHRY)
Dy.MANAGER (SECRETARIAL).

Encl: as above

ISO 9002 Registered KPMG

Investor & Secretarial Services:
Share Department
Indian Rayon And Industries Limited
Veraval – 362 266, Gujarat (INDIA)
Phone: (02876) 245711, Fax: (02876) 243220
E-Mail: irilsecretarial@adityabirla.com

SEBI Regn.No. INR000001815

2 4 AUG 2004

The Companies Act (I of 1956)

SCHEDULE V - PART II

(See Section 159)

ANNUAL RETURN

OF

INDIAN RAYON AND INDUSTRIES LIMITED

(Date of AGM : 30.06.2004)

Registration No. : 04-001107

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	85000000	850000
ii. Preference	1500000	150000
Total Authorised Capital	1000000	

Issued Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	59882592	598826
ii. Preference		
Total Issued Capital	59882592	

Subscribed Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	59882592	598826
ii. Preference		
Total Subscribed Capital	59882592	

Paid-Up Share Capital Breakup

Type of Shares	No.of Shares	Nominal Value (in Rs.)
i. Equity	59882592	598826
ii. Preference		
Total Paid up Capital	59882592	

Debentures Breakup

Type of Debenture	No.of Debentures	Nominal Value (in Rs.)
i. Non Convertible	00000050	0500000
ii. Partly Convertible		
iii. Fully Convertible		
Total Amount	0500000	

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(1)

Residential Address	16 A IL PALAZZO LITTLE GIBBS ROAD
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

(2)

Residential Address	16 A IL PALAZZO LITTLE GIBBS ROAD
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

(3)

Residential Address	501 EVEREST CHAMBERS OFF MOUNT PLEASANT ROA D MALABAR HILL
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(4)

Residential Address	MANISHA 69 A NEPEAN SEA ROAD
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400006

(5)

Residential Address	1ST FLOOR HOUSE #219 SECTOR 15A
Town / City	NOIDA
District	GHAZIABAD
State	UTTAR PRADESH
Pin code	201301

(6)

Residential Address	FLAT #6 SHEETAL APARTMENT APNAGHAR UNIT 9 SHREE SAMARTH NAGAR ANDHERI (WEST)
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400053

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(7)

Residential Address	A-1 ISHWARDAS MANSION NANA CHOWK,
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400007

(8)

Residential Address	3283 12TH MAIN 8TH CROSS HAL II STAGE INDIRA NAGAR
Town / City	BANGALORE
District	BANGALORE
State	KARNATAKA
Pin code	560038

(9)

Residential Address	8 NATIONAL TOWER 13 LOUDON STREET
Town / City	KOLKATA
District	KOLKATA
State	WEST BENGAL
Pin code	700017

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

IV. Directors / Managers / Secretary Information (Contd..)

(10)

Residential Address	14 QUEENS COURT MAHARSHI KARVE ROAD CHURCHGATE
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400020

(11)

Residential Address	C-5 RASHMI APT. 5TH FLOOR 11 BYRAMJI GAMODIA MARG, CARMICHAEL ROAD,
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400026

(12)

Residential Address	A-1601 ASTER TOWER FILM CITY ROAD MALAD (EAST)
Town / City	MUMBAI
District	MUMBAI
State	MAHARASHTRA
Pin code	400097

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

V. Details of Shares Held at Date of AGM (Contd.) **

Address	[redacted]
Town / City	[redacted]
District	[redacted]
State	[redacted]
Pin code	[redacted]
Address	[redacted]
Town / City	[redacted]
District	[redacted]
State	[redacted]
Pin code	[redacted]
Address	[redacted]
Town / City	[redacted]
District	[redacted]
State	[redacted]
Pin code	[redacted]
Address	[redacted]
Town / City	[redacted]
District	[redacted]
State	[redacted]
Pin code	[redacted]

** Details submitted in enclosed one Compact Disc

INDIAN RAYON AND INDUSTRIES LTD.
MUMBAI

VIII . Equity Share Capital Breakup *(Percentage of Total Equity)*

(i) Govt . [Central & State(s)]

- - - - -

(ii) Govt.Companies

- - - - -

(iii) Public Financial Institutions

1 9   3 8

(iv) Nationalised / Other banks

0 0   1 1

(v) Mutual Funds

1 0   0 2

(vi) Venture Capital

- - - - -

(vii) Foreign Holdings (FIIs/FCs/FFIs NRIs/OCBs)

1 4   4 4

(viii) Bodies Corporate (Not mentioned above)

3 1   2 7

(ix) Directors/Relatives of Directors

0 0   2 1

(x) Other top 50 Share Holders (other than those listed above)

0 1   7 3

We certify that :

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid,correctly and completely ;

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures, have been appropriately recorded in the books maintained for the purpose ;

(c) the whole amounts envisaged in clauses (a) to (e) of Sub-Section (2) of Section 205C of the Companies Act,1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a Company have been credited to the Investor Education and Protection Fund;

(d) the company has not,since the date of the annual general meeting with reference to which the last return was submitted,or in the case of a first return,since the date of the incorporation of the company issued any invitation to the public to subscribe for any shares or debentures of the company ;

(e) ~~where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause (1) of section 3 are not to be included in the reckoning the number of fifty ;~~

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company,no public company or deemed public company has or have held twenty five percent,or more of its paid-up share Capital ;

(g) ~~the company did not have an average turnover of Rs.Ten crore or more during the relevant period ;~~

(h) ~~since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company,if it is first return,the company did not hold twenty five percent or more of the paid-up share capital of one or more public companies; and~~

(i) the private company did not accept or renew deposits from public. **N. A.**

Signed

24 AUG 2004

Director :

Secretary :

C.R. DAMANI
605, SAHAJANAND SHOPPING CENTRE SHAHIBAUG ROAD AHMEDABAD-4

Secretary in whole time practice :

CP No. : 445

Note : Certificates to be given by a Director and Manager / Secretary or by two Directors where there is no manager or secretary . In the case of a Company whose shares are listed on a recognised stock exchange,the certificate shall also be signed by a secretary in whole time practice.

INDIAN RAYON AND INDUSTRIES LTD.
MUMBAI

INDIAN RAYON AND INDUSTRIES LIMITED
VERAVAL

DETAILS OF DEBENTURES AS ON 30.06.2004 (Date of AGM)

DEBENTURE SERIES	RATE OF INTEREST	NO OF DEBENTURES	FACE VALUE (RS.)	AMOUNT NOMINAL VALUE (RS.)
22ND SERIES DEBENTURES	10.85%	50	10000000.00	500000000
TOTAL		**50**		**500000000**

INDIAN RAYON AND INDUSTRIES LTD. MUMBAI

For INDIAN RAYON AND INDUSTRIES LIMITED

B L Shah
Director

Devendra Bhandari
Company Secretary

2 4 AUG 2004

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)18/08/2005
REC. NO.: 508864 REG. NO.: 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
A/R (SH-5)	CASH	24/06/2005	N	500

(N.R.S.) Fees Paid 500
TOTAL

N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

DEPARTMENT OF COMPANY AFFAIRS
ROC CASH COUNTER RECEIPT
OFFICE OF THE REGISTRAR OF COMPANIES

MROC(GUJARAT,DADRA&NAGARHAVELI)18/08/2005
REC. NO.: 508864 REG. NO.: 04-001107
INDIAN RAYON AND INDUSTRIES LTD.

TYPE OF DOCUMENT	MODE OF PAYMENT	DATE OF DOCUMENT		AMOUNT RS.
A/R (SH-5)	CASH	24/06/2005	N	500

(N.R.S.) Fees Paid 500
TOTAL

N: NORMAL FEE A: ADDITIONAL FEE
COMPUTER SUPPORT BY INDUSTRY DIVISION N.I.C

INDIAN RAYON

ADITYA BIRLA GROUP

Ref.No.IRIL/SEC/ 147 /2005

August 18,2005
By Hand Delivery

The Registrar of Comnpanies-Gujarat
C.G.O. Complex, Opp: Rupal Park
Behind Ankur Bus Stand
Naranpura
AHMEDABAD – 380 013.

Company Registration No.04-1107

Dear Sir,

Re: Filing of Annual Return

Kindly find enclosed the Annual Return of the Company pursuant to Section 159 of the Companies Act,1956. This Annual Return has been made as on 24th June,2005 on which date the 48th Annual General Meeting of the Company was held at the Registered Office of the Company.

The details of Shares and Debentures held as on 24th June,2005 as well as the details of Shares and Debentures transferred since the last Annual General Meeting held on 30th June,2004 are being submitted in 1 (One) Compact Disc which is sent herewith. We request you to please confirm to us within a month of receipt of the Compact Disc that the same has been found by you in order.

As required under the provisions of the Companies Act, this Annual Return has also been duly verified and certified by Shri C.R.Damani, a practising Company Secretary.

We are also enclosing herewith necessary filing fees of Rs.500/- towards filing of the same.

Kindly take the documents filed on record.

Thanking you,

Yours faithfully,
For INDIAN RAYON AND INDUSTRIES LTD.,

(J P VAJA)
Dy. MANAGER (SHARES)

Encl: as above

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office : VERAVAL - 362 266, Gujarat (INDIA)
Phone : (02876) 245711; Fax : (02876) 243220; Gram : INDIARAYON; E-mail : irilveraval@adityabirla.com

INDIAN RAYON

Cc: Shri C.R. Damani
605, Sahjanand Shopping Centre
Shahibaug Road
AHMEDABAD – 380 004.

- As per telephonic talk I am sending herewith 1 (One) Compact Disc.& Four copies of Annual Return duly signed by Company Secretary and Managing Director of the Company . You are requested to sign on page No.9 of all the four copies and file one copy of the Return with ROC along with filing fee of Rs.500/- with the enclosed one CD. Thereafter please return Three copies of the Annual Return along with Money Receipt received from ROC for our record.

- Copy of the Annual Return as on 30.06.2004 (last AGM) is also attached for your reference.

Cc: Shri Devendra Bhandari
CFD, Mumbai.

- for information.

Annual Return-letter

INDIAN RAYON AND INDUSTRIES LIMITED
Registered Office : VERAVAL - 362 266, Gujarat (INDIA)
Phone : (02876) 245711; Fax : (02876) 243220; Gram : INDIARAYON; E-mail : irilveraval@adityabirla.com

INDIAN RAYON

ADITYA BIRLA GROUP

Performance Review

1st Quarter ended June 30, 2004

Mumbai, 27th July 2004

Investor Presentation

Presentation Structure

INDIAN RAYON
ADITYA BIRLA GROUP

- Highlights
- Financial performance
- Business performance
- Going forward …

INDIAN RAYON
ADITYA BIRLA GROUP

Highlights

- Sustained strong performance
  - → Revenue up across businesses ↑ 22% Rs. 415 Crores
  - → Margins under pressure
    - Rayon: due to market conditions
    - Carbon Black: Due to elimination of Duty differential
  - → PBT before exceptional items ↑ 2% Rs. 31 Crores
- Hive off completed of Global Exports Division
  - → Exceptional gain of Rs. 4.0 Crores
- Capex are on schedule

Amidst competitive business environment

Q1 FY2005 - Financial Performance

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

Particulars	1st Quarter		Change	Full Year
	2004-05	2003-04	(%)	2003-04
Net Sales	415.3	339.0	22	1,573.8
Other Income	1.5	2.8	(46)	14.3
Operating Profit (PBDIT)	54.8	55.7	(2)	263.3
Less: Interest and Finance Expenses	5.1	7.4	(31)	24.0
Add: Interest Income	1.0	3.0	(66)	9.2
Gross Profit (before Royalty)	50.8	51.4	(1)	248.5
Royalty	-	2.4	-	5.5
Depreciation/ Amortisation	19.7	18.5	6	81.5
Profit Before Tax and Exceptional Items	31.1	30.5	2	161.5
Exceptional Items	4.0	-	-	20.0
Profit after Exceptional Items	35.1	30.5	15	181.4
Provision for Current Tax	10.5	6.8	54	44.3
Provision for Deferred Tax	1.2	2.1	(44)	5.9
Net Profit before additional Deferred Tax	23.4	21.6	9	131.3
Provision for additional Deferred tax on levy of Education Cess	2.6	-		-
Net Profit	20.9	21.6	(3)	131.3

Revenue growth across businesses



415.3
22%
339.0
Q1 FY 04
Q1 FY05



Insulator
4%
Others
1%
VFY
18%
Textiles
24%
Carbon Black
27%
Garments
26%

Q1 FY05

Rs. Crores

Revenue	1st Quarter			Full Year
	2004-05	2003-04	Ch %	2003-04
VFY	75.3	68.6	10	335.2
Garments	107.1	89.2	20	391.9
Carbon Black	110.7	74.7	48	340.3
Textiles	101.7	86.7	17	393.2
Insulator	18.0	13.5	34	72.5
Others	2.5	6.3	(60)	40.7
Total	415.3	339.0	22	1,573.9

Helped by Carbon Black and Garments

Operating Profit (PBDIT)



55.7
2%
54.8
Q1 FY 04
Q1 FY 05



Insulator 7%
Others 3%
Textiles 9%
VFY 34%
Carbon Black 34%
Garments 13%

Q1 FY05

Rs. Crores

PBDIT	1st Quarter			Full Year
	2004-05	2003-04	Ch %	2003-04
VFY	19.6	17.6	11	99.4
Garments	7.7	7.0	10	28.4
Carbon Black	19.8	20.7	(4)	79.6
Textiles	5.4	4.5	21	23.8
Insulator	4.0	4.3	(8)	21.4
Others	(1.6)	1.7	(194)	10.7
Total	54.8	55.7	(2)	263.3

Growth impaired by lower realization in Carbon Black

Net interest lower by 7%

Rs. Crores

Interest Expense



Repaid Debenture of Rs. 106.7 Crores
Use of low cost funds
31%
7.4
5.1
Q1 FY04
Q1 FY05

Interest Income



Lower interest bearing funds
3.0
1.0
Q1 FY04
Q1 FY05

Q1 FY 2005 - Performance Highlights

INDIAN RAYON
ADITYA BIRLA GROUP

- **YoY Net Sales has grown by 22% from Rs. 339 Crores to Rs. 415.3 Crores**
  - → VFY revenues have increased by 10% on the back of better performance of Chemical business
  - → Garments revenues are higher by 20% with higher volumes
  - → Carbon Black revenues have increased by 48% with the help of higher export volumes
  - → Textiles revenue growth is up by 17% on the back of higher volumes and improved realization
- **Operating Profit is lower by 2% at Rs. 54.8 Crores, due to lower realization in Carbon Black**
  - → VFY has grown by 11% with the help of higher volumes in both VFY and Chemical business
  - → Garments has grown by 10% with higher volumes and improved realization
  - → Carbon Black is down by 4% due to lower margins
  - → Textiles is up by 21% which is supported by higher volume, improved realization and stable input prices
  - → Insulators domestic marketing has also contributed 7% to the total profitability
- **Interest expense are lower by 31% from Rs. 7.4 Crores to Rs. 5.1 Crores due to repayment of debentures of Rs 106.7 Crores and use of low cost funds**
- **Interest income is lower at Rs. 1 Crore against Rs. 3 Crores due to lower interest bearing funds**
- **Depreciation is higher at Rs. 19.7 Crores against Rs. 18.5 Crores**
- **Exceptional gain of Rs. 4 Crores on sale of Global Exports Division**
- **Provisions for Tax is higher at Rs. 11.7 as the company moved to normal tax liabilities**
- **The Company has provided additional Deferred Tax of Rs. 2.55 Crores on levy of Education Cess, thus Net profit is Rs. 20.9 Crores**

Business Performance

Viscose Filament Yarn (VFY)

Rs. Crores

	1st Quarter			Full Yea
	2004-05	2003-04	% Chg.	2003-04
Production (Tons)	3,963	3,995	(1)	16,060
Capacity Utilization (%)	106	107		107
Sales Volumes (Tons)	3,484	3,260	7	15,694
VFY Realisation (Rs./Kg.)	157	166	(5)	167
Revenue- VFY	54.7	54.0	1	261.8
- Chemical *	20.6	14.6	41	73.4
Revenue	75.3	68.6	10	335.2
PBDIT	19.6	17.6	11	99.4
PBIT	14.7	12.5	17	77.9
Capital Employed	264.0	268.3	(2)	264.4
ROCE (Annualised) (%)	22.2	18.6		29.5

** Allied Chemicals which were earlier shown as part of VFY revenue, is now shown in Chemicals*

- **Business environment remained opaque**
  - → Demand yet to pick up
  - → Fellow manufacturers pricing pressure due to high industry stock
  - → Pricing pressure from Chinese imports
- **VFY revenue grows despite pricing pressure**
  - → Realization lower by 5%, YoY
  - → Volume up 7%, YoY
  - → Stock gone up from 25 days to 37 days; but well below Industry average of 57 days
- **Divisional revenue and profits up**
  - → Higher Chemical volumes
  - → Margins maintained despite higher pulp prices
    - *Pulp prices gone up 11.3% YoY*

VFY

INDIAN RAYON
ADITYA BIRLA GROUP

Revenue Trend



Revneue (Rs. Crores)-LHS
Realisation (Rs.\Kg)-RHS
100
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1 FY
FY03
FY04
FY05

- **Industry passing through a tough phase**
  - → Hike in Excise Duty will be difficult to pass on, in the given market conditions
  - → Demand may increase with benefits of Cenvat changes for weavers
- **Focus to remain on quality, value added products and costs**
  - → Technology upgradation for improving quality
  - → Major Capex plans of Rs. 160 Crores
    - *CSY capacity to increase by 1,000 tpa*
    - *18 MW power plant (New initiative)*
    - *Caustic soda capacity hike (New initiative)*
  - → Strengthen 'RAY ONE' brand on superior customer service

Focus on improving quality and controlling costs

Garments

Rs. Crores

	1st Quarter			Full Year
	2004-05	2003-04	% Chg.	2003-04
Sales Volumes (Lac Pcs.)	19.9	16.8	18	74.3
Revenue	107.1	89.2	20	391.9
Operating Profit*	20.9	16.6	26	67.9
Advt. Expenses	13.2	9.6	37	39.5
PBDIT	7.7	7.0	10	28.4
Royalty	-	2.4	-	5.5
PBDIT after Royalty	7.7	4.6	66	23.0
PBIT	1.2	(0.4)	373	(1.8)
Capital Employed	246.2	180.8	36	242.2
ROCE (Annualised) (%)	1.9	(1.0)		(0.8)

*Operating Profit before Advertising Expenses

- **Consumer sentiments during May/ June were relatively weak**
- **Sustainable growth initiatives yielding results**
  - → Volumes grew by 18%
  - → Sales revenue up by 20%
  - → Operating profits up by 26%
- **MG brands outperformed competition**
  - → Growth significantly higher than competition
  - → Power brands maintained market leadership
  - → Growth initiatives paying off
  - → New launch efforts succeed
    - *"Informals" in Van Heusen*
    - *Linen collection in Louis Philippe*
    - *Test launch of Peter England Suits in South*
- **Full time European designer on board**

Moved into profit trajectory

Garments

Revenue Trends



Rs. Crore
120
100
80
60
40
20
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1 FY
FY03
FY04
FY05

- **Conscious efforts to build brands**
  - → Advertisement at 12% of sales
  - → Enhanced visibility ahead of festive season
  - → Sustaining growth momentum
  - → Competition continues to outspend
- **Garments outlook positive**
  - → Budget gives fillip to organised players
  - → Pricing and promotion to remain intense in short term
- **Division executing planned business strategies to further consolidate its position.**
  - → Aggressive Retail expansion
  - → Higher branded and contract exports
  - → Enhance brand equity, offer differentiated & innovative merchandise
  - → Control over dormancy, discounting and advt.

Carbon Black

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

	1st Quarter			Full Year
	2004-05	2003-04	% Chg	2003-04
Production (Tons)	40,102	26,602	51	118,707
Sales Volumes (Tons)	40,899	24,868	64	118,182
Realisation (Rs./Ton)	27,067	30,047	(10)	29,057
Revenue	110.7	74.7	48	343.4
PBDIT	19.8	20.7	(4)	79.6
PBIT	15.8	17.4	(9)	64.7
Capital Employed	333.4	274.7	21	333.0
ROCE (Annualised) (%)	18.9	25.3		19.4

- **Strong demand but pricing pressure**
  - → Auto sector growth continuing
  - → Soaring CBFS prices and sea freight
- **Volume growth contains fall in profits**
  - → Exports were pushed to support expanded capacity
    - *Share of exports grew from 16% to 33%*
  - → Average realization impaired
    - *Elimination of 5% duty differential affected import price parity*
    - *Higher share of exports*
  - → Operating profit fall contained
    - *Proactive procurement of CBFS*
    - *100% utilization of expanded capacity*
    - *Higher energy sales*

Carbon Black

Revenue Trend



Revneue (Rs. Crores)-LHS
Realisation (Rs.\Ton)-RHS
120
100
80
60
40
20
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1 FY
FY03
FY04
FY05

- **Demand outlook positive**
  - → Continuing strong growth in Auto/ Tyre sectors
  - → Deeper penetration in export markets
- **Pricing pressure to continue**
  - → Cheaper imports with zero differential duty
  - → Volatile CBFS prices and higher sea freight
- **Indian Rayon to focus on**
  - → Market mix optimization
  - → CBFS cost management
  - → Developing specialty/ value added products
    - *Master Batch Project being stabilized*
  - → Superior service to customers

Margin optimization is key

Textiles

Rs. Crores

	1st Quarter			Full Year
	2004-05	2003-04	% Chg.	2003-04
Sales - Worsted (Tons)	1,076	934	15	4,302
Flax Yarn (Tons)	290	175	66	1,041
Synthetic (Tons)	2,762	2,625	5	10,676
Fabric ('000 Mtrs)	766	557	38	2,798
Revenue - Worsted	43.9	41.1	7	180.1
Flax Yarn	10.7	5.9	80	39.7
Synthetic	32.7	29.6	11	122.8
Fabrics	14.4	10.1	42	50.6
Total Revenue	101.7	86.7	17	393.2
Operating Profit	5.4	4.5	21	23.8
PBIT	1.8	0.0		6.6
Capital Employed	151.3	175.9	(14)	153.4
ROCE (Annualised) (%)	4.7	0.1		4.3

- **Revenue growth across segments**
  - → Higher volumes and better realization
- **Improving trend across segments**
  - → Flax yarn revenues: strong growth of 80%
  - → Linen Fabric sales grew 42% on retailing efforts
  - → Worsted segment benefits from stable wool price
  - → Growth in synthetic yarn segment
- **Positive outlook**
  - → Liberalised Excise Duty regime to benefit Textiles
    - *To provide level playing field to organised sector*
  - → Focus remains on
    - *Flax Yarn and Linen fabrics*
    - *Worsted yarn and Wool Combing*
  - → Worsted segment to see improved margins
  - → Wool Combing capacity being doubled

Insulators

Rs. Crores

Domestic Marketing:

	1st Quarter			2003-04
	2004-05	2003-04	% Chg.	Full Year
Revenue	18.0	13.5	34	72.5
PBDIT/ PBIT	4.0	4.3	(8)	21.4
Capital Employed	19.0	18.3	4	20.0

BIRLA NGK (JV):

	1st Quarter			2003-04
	2004-05	2003-04	% Chg.	Full Year
Production (Tons)	5,483	5,848	(6)	24,028
Sales Volumes (Tons)	5,310	6,179	(14)	24,967
Revenue	36.5	39.4	(7)	163.7

- **Domestic Marketing**
  - → Revenues up, as share of direct sales increased
    - *From 30% to 50%*
    - *Improved product mix*
- **Joint Venture**
  - → Volumes lower as improvement efforts underway
    - *Yield enhancement initiatives on*
    - *IEC quality standards set*
    - *Value added products has increased*
  - → Profitability impacted, though temporary
    - *Higher input costs and fuel prices*
    - *Cost of improvement initiatives*
    - *Export of low value items*
  - → Capex plan of Rs. 63 Crores underway
    - *Capacity to increase by 8,000 TPA*
    - *Modernisation of existing facilities*
- **Overall performance to improve in second half**
  - → After completion of major capex and technological improvement initiatives
- **Positive domestic demand outlook with Power sector reforms and tie up with NGK**

INDIAN RAYON
ADITYA BIRLA GROUP

Life Insurance: Birla Sun Life Insurance

	1st Quarter			Full Year
	2004-05	2003-04	% Chg.	2003-04
No. of Policies (periodic)	20,182	12,055		155,444
Financial Data (Rs. Crores)				
New Business-Annualized Premium				
Individual Business	71.3	20.8	242	299.5
Group Business	22.2	2.7	711	163.0
Total New Business	93.5	23.6	297	462.6
Premium Income				
First Year Premium	89.7	21.8	311	426.5
Renewal Premium	32.6	6.8	378	87.7
Single Premium	3.9	2.4	63	23.3
Total Premium Income	126.2	31.1	306	537.5

- **Strong growth continued**
  - → Retained No. 2 position amongst private players
  - → Maintained leadership in
    - *Unit Linked products*
    - *Alternate distribution channel*
- **New Business Annualized Premium tripled**
  - → Successfully launched New "Classic Life" accounted for 50% of Individual premium income
  - → Average premium size increases to Rs. 35,000
  - → Distribution reach growing strongly
    - *33 Branches, being increased to 44 by Q2*
    - *10,370 Agents and 92 Corporate Agents*
- **Profits in line with the plan**
- **Sector outlook remains positive**
  - → Company focusing on quality products/ services
  - → Plan to infuse Rs. 140 Crores over 3 years

Software: PSI Data Systems

Rs. Crores

	1st Quarter			Full Year
	2004-05	2003-04	% Chg.	2003-04
Software Revenue	19.8	17.3	14	76.9
Hardware Revenue	1.5	5.8	(74)	9.1
Total Revenue	21.3	23.2	(8)	86.0
Gross Margin	6.4	4.8	34	22.7
SG&A	6.2	7.7	(19)	29.4
EBITDA	0.2	(2.9)	(107)	(6.7)
PAT before excepional items	(1.0)	(6.1)	(84)	(18.2)
Exceptional Items	-	-	-	(2.7)
PAT	(1.0)	(6.1)	(84)	(20.9)
Capital Employed	19.9	35.8	(44)	25.3
IRIL Equity Investment	100.3	100.3	-	100.3

- **Achieves positive EBIDTA**
- **Overall better performance**
  - → Improved order flow with client additions
  - → Focus on key verticals
- **Impressive revenue growth**
  - → Larger share of offshore revenue
  - → Hardware revenue consciously curtailed
- **Profitability improves**
  - → Higher revenues and better margins
  - → SG & A expenses lowered
- **Business outlook positive**
  - → Improving sector prospects
  - → Order winning streak maintained
  - → Project delivery capabilities being strengthened

BPO: TransWorks

Rs. Crores


Revenue (Rs. Crores)
69.4
12.1
20.9
FY2004
Q1 FY04
Q1 FY05


No. of Employees
1,076
2,000
2,220
Q1 FY04
FY2004
Q1 FY05

- **Business on the growth path**
  - → Added two new Fortune-500 customers
  - → Seat capacity enhanced from 800 to 1,600
  - → Manpower raised up to 2,220
- **Revenue growth impressive, profits to follow**
  - → Larger client base and enhanced capacity
  - → Infrastructure costs absorbed on lower revenues
  - → Full use of the new capacity will drive margins up
- **TransWorks to attain profitable growth**
  - → To create and leverage strong infrastructure
    - *Aggressive marketing to widen client base*
    - *Enhancing capacity*
    - *Building human resources*
  - → To increase non-voice and value added business

To sustain profitable growth momentum

Capex and Investment Plan

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

	Particulars	Total Plan FY05-FY07	Spent Till Q1FY05	Spending Plan FY 2005	FY 2006	FY 2007
A	Project Based					
	VFY	161.1	21.0	58.8	81.3	-
	Garments/ Associates	21.5	2.6	18.9	-	-
	Textiles	34.9	2.7	32.2	-	-
	Sub-Total A	217.6	26.4	109.9	81.3	-
B	Modernization					
	VFY	37.6	11.4	21.6	4.6	-
	Garments/ Associates	27.1	4.1	23.0	0.0	-
	Carbon Black	28.6	2.5	15.1	11.0	-
	Textiles	17.8	2.7	12.6	2.6	-
	Normal maintenance capex (unallocated)	100.0	-	-	50.0	50.0
	Sub-Total B	211.1	20.6	72.3	68.3	50.0
C	Total Capex at IRIL (A+B)	428.7	46.9	182.2	149.6	50.0
D	Investment in Insurance	140.6	-	59.2	59.2	22.2
E	Total Capital Outlay (C+D)	569.3	46.9	241.4	208.8	72.2
F	Major Capex in JV/ Subsidiaries					
	Insulators	63.3	34.4	29.0	-	-
	BPO	49.9	23.6	26.3	-	-
	Sub-Total E	113.2	57.9	55.3	-	-
	Grand Total (E+F)	682.5	104.9	296.7	208.8	72.2

Profitability Snapshot

Rs. Crores

	1st Quarter		Full Year		
	2004-05	2003-04	2003-04	2002-03	2001-02
Gross Turnover	450.5	369.9	1,714.1	1,593.4	1,550.1
Net Turnover	415.3	339.0	1,573.8	1,442.4	1,410.6
PBDIT after Royalty	54.8	53.4	257.8	240.2	192.0
PBDIT Margin (%)	13.2	15.7	16.4	16.7	13.6
Net Interest	4.0	4.3	14.8	21.7	45.7
PBDT	50.8	49.0	243.0	218.5	146.3
PAT	20.9	21.6	131.3	105.3	43.5
PAT Margin (%)	5.0	6.4	8.3	7.3	3.1
EPS (Rs.)	13.9	14.4	21.9	17.6	7.3
CEPS (Rs.)	29.6	28.2	36.5	33.8	23.8
Dividend (%)			40.0%	37.5%	33.0%
Interest Cover (x) (PBDIT/ Net Interest)	13.6	12.3	17.4	11.1	4.2



PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
0
192
240
258
13.6
16.7
16.4
FY2002
FY2003
FY2004



Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
75
65
55
45
35
25
15
5
(5)
20
15
10
5
0
46
22
15
4.2
11.1
17.4
FY2002
FY2003
FY2004

Balance Sheet Snapshot

Rs. Crores

	1st Quarter		Full Year		
	2004-05	2003-04	2003-04	2002-03	2001-02
Equity	59.9	59.9	59.9	59.9	59.9
Net Worth	1,288.6	1,183.8	1,267.7	1,170.8	1,090.8
Long Term Debt	174.8	179.2	180.1	175.2	265.5
Short Term Debt	187.3	94.1	194.3	70.1	176.4
Total Debts	362.1	273.3	374.3	245.3	441.9
Capital Employed	1,650.7	1,457.1	1,642.0	1,416.1	1,532.7
Net Block	737.3	671.6	740.4	691.0	772.6
Net Working Capital	302.5	390.9	287.5	337.2	421.5
Deferred Tax Liabilities	(131.3)	(123.7)	(127.5)	(126.4)	(101.2)
Investments	742.1	518.3	741.6	514.3	439.8
ROACE (at PBIT) (%)	8.5	9.7	11.5	11.4	7.6
ROANW (at PAT) (%)	6.5	7.3	10.8	9.3	3.9
Book Value (Rs.)	215.2	197.7	211.7	195.5	182.2
Total Debt Equity (x)	0.28:1	0.23:1	0.3:1	0.21:1	0.41:1
Long Term Debt Equity (x)	0.14:1	0.15:1	0.14:1	0.15:1	0.24:1
Market Capitalisation	1,219.8	772.2	1,131.4	450.9	429.6


ROACE-Operations (%)
ROACE (PBIT basis) (%)
ROANW (at PAT) (%)
9.7
7.6
3.9
16
11.4
9.3
17.7
11.5
10.8
FY2002
FY2003
FY2004


Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
0.4
1,533
1,091
1,171
1,416
0.2
1,268
0.3
1,542
FY2002
FY2003
FY2004

INDIAN RAYON
ADITYA BIRLA GROUP

Going forward...


Profitable Growth
with
GARMENTS
Retail Focus, Volume growth and Innovative designs
INSURANCE
Trust, Service And better Returns to customers
SOFTWARE
Improve delivery Capability and Project management
BPO
Quality Delivery and Customer Building
CARBON BLACK
Volume growth and Margins
INSULATORS
Quality, yield and New Products
VFY
Value added yarn/quality
TEXTILES
Focus on Linen/ Worsted

Indian Rayon on Growth Trajectory

- Dedicated to deliver better results quarter after quarter

Thank You

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

INDIAN RAYON

ADITYA BIRLA GROUP

Performance Review

2003-04

Mumbai, 29th April 2004

Presentation Structure

INDIAN RAYON
ADITYA BIRLA GROUP

- Highlights
- Financial Performance
- Business Performance
- Consolidated Results
- Growth outlook

Highlights

- **Excellent full year performance amidst challenging businesses environment**
  - → **Revenue up** 9% **Rs. 1,574 Crores**
  - → **Operating profits up** 6% **Rs. 263 Crores**
  - → **PBT before exceptional items** 10% **Rs. 161 Crores**
- **Satisfactory performance during Q4**
- **Strategic initiatives started showing result**
  - → Garments improving performance quarter by quarter
  - → Carbon Black expansion completed; operations fully stabilized
  - → Rayon continue to yield good profit despite pressure on realization
  - → Encouraging performance in BPO, the new growth initiative
  - → Insurance shown splendid performance

Indian Rayon on a growth trajectory

Financial Performance
4th Quarter: FY04

Q4 FY04 - Financial Performance

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

Particulars	4th Quarter 2003-04	4th Quarter 2002-03	Growth (%)
Net Sales	396.6	334.2	19
Other Income	3.3	1.4	
Operating Profit (PBDIT)	64.3	57.5	12
Less: Interest and Finance Expenses	5.3	7.7	
Add: Interest Income	1.7	8.9	
Gross Profit (before Royalty)	60.8	58.7	4
Royalty	-	1.0	
Depreciation/ Amortisation	20.3	17.6	
Profit Before Tax and Exceptional Items	40.5	40.1	
Exceptional Items (Net)		(18.7)	
Profit after Exceptional Items	40.5	21.4	89
Provision for Taxation	12.9	3.6	
Net Profit	27.6	17.8	55

Revenue growth of 19% and Operating profit up by 12%

Revenue growth across businesses

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores


19%
334.2
396.6
Q4 FY03
Q4 FY04

Rs. Crores

Revenue	4th Quarter		
	2003-04	2002-03	Ch %
VFY	84.9	79.1	7
Garments	89.3	66.4	34
Carbon Black	89.9	89.5	0
Textiles	103.3	88.6	17
Insulator	21.7	2.3	860
Others	7.5	8.3	(10)
Total	396.6	334.2	19

INDIAN RAYON
ADITYA BIRLA GROUP

PBDIT up 12% helped by Garments

Rs. Crores



57.5
12%
64.3
Q4 FY03
Q4 FY04

Note: Last year Textiles received DEPB back log of Rs. 2 Crores on revision of rates retrospectively

Rs. Crores

PBDIT	4th Quarter		
	2003-04	2002-03	Variance
VFY	24.0	29.1	(5)
Garments	6.9	(3.6)	11
Carbon Black	19.1	20.4	(1)
Textiles	6.9	9.4	(3)
Insulator	6.6	2.0	5
Others	0.8	0.1	1
Total	64.3	57.5	7

Interest expense lower by 31%


Interest Expense
7.7
31%
5.3
Q4 FY03
Q4 FY04

Rs. Crores


Interest Income
Interest on Debentures (allotted on demerger) from NGK includes Rs. 2.9 Crores for July-Dec'03
Interest income on Income Tax refunds
8.9
1.3
5.1
2.5
1.7
0.3
Surplus funds deployed in MF than ICD
Q4 FY03
Q4 FY04

- Interest costs down 31%
  - → Repayment of Debentures
  - → Better working capital management
  - → Lower interest rates
- Long-term borrowings to take advantage of falling interest rates
  - → ECB of US $ 10 million - fully swapped
  - → AVGTHL FCNRB Loan of US $ 8 million transferred to IRIL
  - → TUF loans of Rs. 35 Crores tied up with LIC and Exim bank (5% interest subsidy)

Financial Performance
Full Year 2003-04

INDIAN RAYON
ADITYA BIRLA GROUP

FY2004 - Financial Performance

Rs. Crores

Particulars	Full Year 2003-04	Full Year 2002-03	Growth (%)
Net Sales	1,573.8	1,442.4	9
Other Income	14.3	10.0	
Operating Profit (PBDIT)	263.3	248.4	6
Less: Interest and Finance Expenses	24.0	43.7	
Add: Interest Income	9.2	22.0	
Gross Profit (before Royalty)	248.5	226.7	10
Royalty	5.5	8.2	
Depreciation/ Amortisation	81.5	71.7	
Profit Before Tax and Exceptional Items	161.5	146.7	10
Exceptional Items (Net)	20.0	(7.2)	
Profit after Exceptional Items	181.4	139.6	30
Provision for Taxation	50.2	34.2	
Net Profit	131.3	105.3	25
EPS (Rs.)	21.9	17.6	

Includes interest on income tax refund of Rs. 9.6 Crs

Includes additional depreciation of Rs. 6.2 Crs due to revised policy

Demerger of Insulators and absorption of MAT Tax helped reducing tax liability of last year

Growth continues

Revenue growth across the businesses


Rs. Crores
9%
1,442
1,574
FY2003
FY2004

Rs. Crores

Revenue	Full Year		
	2003-04	2002-03	Ch %
VFY	335.2	338.0	(1)
Garments	391.9	326.1	20
Carbon Black	340.3	327.8	4
Textiles	393.2	348.3	13
Insulator	72.5	63.0	15
Others	40.7	39.2	4
Total	1,573.9	1,442.5	9


FY 2003
Insulators 4%
Others 3%
VFY 23%
Textiles 24%
Garments 23%
Carbon Black 23%


FY2004
Insulators 5%
Others 3%
VFY 21%
Textiles 25%
Garments 24%
Carbon Black 22%

PBDIT: Garments key contributor

Rs. Crores



248.3
6%
263.3
FY2003
FY2004

Rs. Crores

PBDIT	Full Year		
	2003-04	2002-03	Ch %
VFY	99.4	117.3	(15)
Garments	28.4	9.1	213
Carbon Black	79.6	71.7	11
Textiles	23.8	28.7	(17)
Insulator	21.4	16.6	29
Others	10.7	4.9	
Total	263.3	248.3	6

FY 2003



Insulators 7%
Others 2%
Textiles 12%
VFY 46%
Carbon Black 29%
Garments 4%

FY2004



Others 4%
Insulators 8%
Textiles 9%
VFY 38%
Carbon Black 30%
Garments 11%

FY 2004 - Exceptional Items

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

Particulars	Full Year	
	2003-04	2002-03
Gain on sale of IGFL Shares	20.0	
Gain on Insulator Demerger		38.4
Loss on sale on Investment-MRPL		(57.1)
Tax Provision No Longer Required Written Back		11.5
Total	**20.0**	**(7.2)**

FY2004 - Performance Highlights

INDIAN RAYON
ADITYA BIRLA GROUP

- **YoY, Net Sales has grown by 9% from Rs. 1442 Crores to Rs. 1,574 Crores**
  - → Garments revenues have increased by 20% with higher volumes and improved product mix
  - → VFY revenues have remained stable despite lower realization, with better performance of Chemicals business
  - → Carbon Black revenues are higher by 4% with higher volumes
  - → Textiles revenue growth is up by 13% with marginal growth in volumes and partial passing of higher input costs
  - → Insulators contributed Rs. 72.5 Crores to the total revenue
- **Operating Profit is up by 6% to Rs. 263.3 Crores**
  - → VFY is down by 15% with lower realization but is still the largest contributor with 38% share
  - → Garments has more than trebled operating profits to Rs. 28.4 Crores with higher volumes, better realization and control over costs
  - → Carbon Black is lower up by 11% with higher volumes, improved efficiencies and by managing CBFS procurement
  - → Textiles profitability impacted by higher input costs
  - → Insulators domestic marketing has also contributed Rs. 8% to the total profitability
- **Interest**
  - → Interest expense are lower by 45% to Rs. 24 Crores due to repayment of loans, better working capital management and lower interest rates
  - → Interest income is lower at Rs. 9.2 Crores against Rs. 22 Crores as in previous year Rs. 9.6 Crores were received as interest income on Income Tax refunds and Rs. 5.0 Crores on Debentures allotted on demerger of Insulators business
- **Depreciation is higher by Rs. 9.8 Crores to Rs. 81.5 Crores due to change in depreciation policy**
- **Exceptional gain is Rs. 20 Crores on sales of IGFL shares as against exceptional loss of Rs. 7.2 Crores**
  - → Loss on sales of MRPL share Rs. 57.08 Crores, Gain on Insulators demerger: Rs. 38.42 Crores and write back of tax provision no longer required: Rs. 11.48 Crores
- **Provision for Tax is higher at Rs.50.2 Crores against Rs. 34.2 Crores as the Company has moved from MAT liability and deferred tax was lower due to demerger of Insulators business**
- **Net profit for the current year is up 25% to Rs. 131.3 Crores**

Business Performance

Viscose Filament Yarn

Rs. Crores

Particulars	4th Quarter		Full Year	
	2003-04	2002-03	2003-04	2002-03
Production (Tons)	4,031	3,864	16,060	15,873
Capacity Utilization (%)	107	103	107	106
Sales Volumes (Tons)	4,024	3,393	15,694	15,422
VFY Realisation (Rs./Kg.)	171	198	178	189
Revenue - VFY	68.9	67.3	279.4	290.7
-Chemical	16.0	11.8	55.8	47.3
Revenue	84.9	79.1	335.2	338.0
PBDIT	24.0	29.1	99.4	117.3
PBIT	19.0	24.0	77.9	97.1
Capital Employed	264.4	260.9	264.4	260.9
ROCE (Annualised) (%)	28.8	36.8	29.5	37.2

- **Business environment remained challenging**
  - → Demand pressure continued
  - → Inventory liquidation led to pricing pressure
  - → Import of low price Chinese yarn impacted prices further
- **Indian Rayon outperformed peers even in Q4**
  - → 22 days stock held against 47 days for industry
- **VFY revenue up marginally**
  - → 19% volume growth masked the impact of lower prices
  - → Realization down 14%
- **Divisional revenue grew still, helped by Chemicals revenue**
- **Operating profits affected**
  - → By lower realization, higher wood pulp and coal prices
  - → Notwithstanding cost reduction measures

Good performance despite pressure on realization

Viscose Filament Yarn

Revenue Trend



Revneue (Rs. Crores)-LHS
Realisation (Rs.\Kg)-RHS
100
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04

- **Full year performance remain satisfactory**
  - → Plant utilization maintained at a high of 107%
  - → Stock built during the Weaver's Strike liquidated gradually
  - → Sales volume up by 272 tons despite weavers strike
  - → Lower domestic sales compensated by highest ever exports
  - → Lower profitability due to weak realization and rising input cost
- **Focus on quality and value added products coupled with cost reduction initiatives helped**
- **Operating Margins remain healthy at 30%**
- **ROCE impressive at 29.5%**

Focus on improving quality and increasing value added products

Garments

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

Particulars	4th Quarter		Full Year	
	2003-04	2002-03	2003-04	2002-03
Sales Volumes (Lac Pcs.)	18.4	14.3	74.3	61.7
Revenue	89.3	66.4	391.9	326.1
Operating Profit*	11.8	2.8	67.9	48.4
Advt. Expenses	4.9	6.4	39.5	39.3
PBDIT	6.9	(3.6)	28.4	9.1
Royalty	-	1.0	5.5	8.2
PBDIT after Royalty	6.9	(4.6)	23.0	0.9
PBIT	0.1	(8.7)	(1.8)	(14.5)
Capital Employed	242.2	200.3	242.2	200.3
ROCE (Annualised) (%)	0.1	(17.3)	(0.8)	(7.2)

*Operating Profit before Advertising Expenses and Royalty

- **Consumer sentiments shows improvement, but competition remained intense**
  - → Apparel retail off take below par in relation to other consumer products and services
  - → Aggressive promotions by all the brands
  - → Intense price competition across segments
- **Improving trend in profitability continued in Q4**
  - → 35% higher revenues, backed by 29% rise in volumes and enriched product mix
  - → Tight control over dormancy and discounting
  - → Advt. expenses controlled at 5.5% of sales as against 9.7% in corresponding quarter
- **FY2004 - a landmark year**
  - → Business reversed the trend of de-growth and profit erosion
  - → Strategic initiatives helped revival of PE
  - → Achieved target performance of new initiatives Outwear, Jacket, Suits, Women's Wear, SF Jeans
  - → Efficiency gains from SAP stabilization

Gains consolidated over the quarters; Profits swung by 12.7 Crores

Garments

Revenue Trends



Rs. Crore
120
100
80
60
40
20
0
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04

- **Several successful launches during FY2004**
  - → Louis Philippe merchandise quality and price grid taken up to more aptly reflect the premium positioning
  - → Encouraging response from Suits, SF Jeans, knits and Outwear segment.
  - → Accessories business strengthened with launch of socks & leather products.
- **Continued thrust on retail expansion**
  - → Retail space increased to 2 lac sq.ft.
  - → 6 new planet fashions added
- **Enhanced focus on product development, design edge and merchandise**
- **Higher branded and contract exports**
- **Brand rights and technology transferred from wholly owned subsidiary**
  - → Payment financed through FCNRB
  - → Royalty payment thus stopped from Oct'03

Volume growth on the back of retail expansion

INDIAN RAYON
ADITYA BIRLA GROUP

Carbon Black

Rs. Crores

Particulars	4th Quarter		Full Year	
	2003-04	2002-03	2003-04	2002-03
Effective Capacity (Tons)	33,333	27,500	118,333	110,000
Production (Tons)	31,169	28,853	116,757	112,563
Sales Volumes (Tons)	33,249	30,056	118,182	114,232
Realisation (Rs./Ton)	27,029	29,778	28,795	28,699
Revenue	89.9	89.5	340.3	327.8
PBDIT	19.1	20.4	79.6	71.7
PBIT	15.1	17.2	64.7	58.6
Capital Employed	333.0	268.8	333.0	268.8
ROCE (Annualised) (%)	18.2	25.5	19.4	21.8

* Capacity increase as 10,000 TPA of additional capacity added through de-bottlenecking in Dec'03 and commissioning of 40,000 TPA capacity on 23rd Feb-04

- **Market turned difficult despite strong demand**
  - → Auto sector growth impressive at 16%
  - → Cheaper imports from Russia & Korea
  - → Rising CBFS prices and sea freight
  - → 5% duty differential removed between carbon black and CBFS
- **Q4 performance suffered as a result**
  - → Brownfield expansion commissioned
  - → Helped grow volumes by 10.6%, led by exports; Revenues however remained flat
  - → Realization lower by 9.2%, reflecting weak global prices and changed market mix
  - → OPM suffered due to lower realization and rising costs
    - *CBFS consumption cost up by 5.7% YoY*
    - *However, CIF price of CBFS has moved up by 14% at $ 151/Ton over the last year*

Capacity enhanced to 1,60,000 TPA

Carbon Black

Revenue Trend



Revneue (Rs. Crores)-LHS
Realisation (Rs.\Ton)-RHS
100
90
80
70
60
50
40
30
20
10
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04

- **Full year performance however remains strong**
  - → Revenue up 3.8%
    - *Higher volumes with growth in exports*
    - *Average realizations have been maintained*
  - → Operating profits growth ahead at 11%, as margins improved
    - *Enhanced efficiencies from de-bottlenecking and Brownfield capacity addition*
    - *Higher energy sales and improvement in operating efficiencies*
    - *Despite increase in CBFS prices and sea freight*
    - *CBFS procurement managed proactively*

Growth from higher volumes

Textiles

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

Particulars	4th Quarter		Full Year	
	2003-04	2002-03	2003-04	2002-03
Sales - Worsted (Tons)	1,151	908	4,302	3,917
Flax Yarn (Tons)	291	190	1,041	672
Synthetic (Tons)	2,842	2,481	10,676	10,673
Total Volumes (Tons)	4,284	3,580	16,019	15,262
Revenue - Worsted	45.2	41.8	174.7	155.8
Flax Yarn	11.4	6.1	39.7	23.2
Synthetic	32.5	27.7	121.6	113.6
Fabrics	13.0	11.9	51.8	50.1
Others	1.2	1.1	5.4	5.6
Total Revenue	103.3	88.6	393.2	348.3
Operating Profit	6.9	9.4	23.8	28.7
PBIT	3.2	4.9	6.6	9.9
Capital Employed	153.4	174.9	153.4	174.9
ROCE (Annualised) (%)	8.2	11.2	4.3	5.7

- **Rising input costs, slow growth in realisation and rising Rupee impaired performance**
- **Mixed fortunes of the segments**
  - → Focussed market development efforts in Linen fabric paying off
    - *Linen sales volume up 20%*
  - → Flax yarn showing profitable growth on the back of productivity improvement efforts and improved demand from Linen segment
  - → Worsted segment impaired by higher wool prices and relatively lower realization
  - → Synthetic yarn segment moving towards value added speciality yarns to improve margins
    - *Affected by eroding export incentives and rupee appreciation*
- **As a result profits declined despite revenue growth**

Linen and Worsted segment the key contributor

Insulators: Domestic Marketing

Rs. Crores

Particulars	2003-04	
	4th Quarter	Full Year
Revenue	**21.7**	**72.5**
PBDIT	6.6	21.4
PBIT	**6.6**	**21.4**
CE	**20.0**	**20.0**



Revenue
PBDIT
Rs. Crores
21.7
6.6
72.5
21.4
Q4 FY04
FY04

- **Revenue at Rs. 72.5 Crores**
  - → Domestic volumes at 16,247 MT up by 7.2% as power sector is picking up
    - *Direct sales volume 6,813 MT*
    - *Billed directly by JV partner 9,434 MT and accrued income of Rs. 12.7 Crores*
  - → Operating profits Rs. 21.4 Crores

Strong contributor

INDIAN RAYON
ADITYA BIRLA GROUP

Insulators JV: Birla NGK Insulators

Rs. Crores

Particulars	2003-04	
	4th Quarter	Full Year
Production (Tons)	**6,026**	**24,028**
Sales Volumes (Tons)	**6,624**	**24,967**
Revenue	**44.8**	**163.7**
PBDIT	(6.9)	(9.8)
PBIT	**(8.9)**	**(16.4)**
Capital Employed	159.3	159.3
IRIL Investment		12.5

Note: Insulators de-merged to form a JV w.e.f. 1st August, 2002, and domestic marketing rights re-acquired from 5th February 2003

- **Production nearly maintained at 24,028 MT**
  - → Yield improvement efforts on
    - *Current yield of 51.5% at Halol and 54.5% at Rishra at IEC standards*
- **Sales volume were 24,967 MT**
  - → Larger share of domestic sales
- **Cost of production has moved up**
  - → Rising prices of SKO, fuel oil and raw materials
  - → Higher cost of quality due to higher rejections and overheads
- **Modernisation and Brownfield expansion is progressing well**
  - → Capex of Rs. 33 Crores to raise capacity by 8,000 TPA
  - → Modernisation of Rs. 24 Crores to improve yield and quality

Life Insurance: Birla Sun Life Insurance

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	4th Quarter		Full Year	
	2003-04	2002-03	2003-04	2002-03
Policies (Nos.)*	82,873	39,750	155,444	74,954
Branches (Nos.)*	-	-	33	22
Agents (Nos.)*	1,387	1,547	10,274	5,287
Financial Data (Rs. Crores)				
New Business				
Individual Business	176.6	56.3	299.5	107.6
Group Business	119.5	19.3	163.0	23.3
Total New Business	296.1	75.6	462.6	131.0
Total Premium Income				
First Year Premium	273.7	63.0	426.5	107.7
Renewal Premium	48.8	8.4	87.7	14.4
Single Premium	12.3	10.1	23.3	21.9
Total Premium Income	334.8	81.4	537.5	143.9
Share Capital	290.0	180.0	290.0	180.0
IRIL Investment	216.1	134.7	216.1	134.7

* Quarter figures indicate the additions made during the period



Loss (Rs. Crores)
61.0
77.8
FY2003
FY2004

- Impressive growth in line with Industry
- New business annualized premium grows by 253% to Rs. 462.6 Crores
  - → Individual business is up by 178%
  - → Group Business multiplies seven fold
- The total premium income for the year is up by 274% to Rs. 537.5 Crores
- Consolidates No. 2 position in the market amongst private players
  - → Pioneer in Group Insurance business
  - → Leading position in Unit Linked products
  - → Pioneer in Alternate channel distribution
- Growing customer reach with 33 branches, over 10,000 Agents and 89 Corporate Agents
- Losses stemmed at Rs. 77.8 Crores in line with the plan

VISION : To be amongst Top 3 life insurance companies in India

INDIAN RAYON
ADITYA BIRLA GROUP

Software: PSI Data Systems

Rs. Crores

Particulars	4th Quarter		Full Year	
	2003-04	2002-03	2003-04	2002-03
Revenue	21.7	17.9	86.0	71.3
Gross Margin	6.4	4.6	22.7	19.0
SG&A	7.6	9.7	29.4	38.2
EBITDA	(1.3)	(5.2)	(6.7)	(19.2)
PAT before excepional items	(4.1)	(8.9)	(18.2)	(32.0)
Exceptional Items	(3.7)	5.0	(2.7)	5.0
PAT	(7.8)	(3.9)	(20.9)	(27.0)
Capital Employed	25.3	37.7	25.3	37.7
IRIL investment			100.3	100.3

Exceptional Items:

Current year has a loss of Rs. 3.7 Crores on sale of Adishree Property and a gain of Rs. 1 Crore on carry back of tax losses in USA

In previous year, a gain of Rs. 5 Crores, on reversal of provision made under EPCG obligations

- **Sector prospects are reviving and company has reversed downward trend in performance**
  - → Initiatives taken to grow focus on banking, insurance and financial services
- **Revenue growth of 21%**
  - → 21 new clients added, including 4 with revenue > USD 1 million
  - → Project management efficiency improved with entry in new technology domains
  - → Focus on larger and strategic clients
- **Operating losses curtailed by 65%**
  - → Stringent control over SGA expenses
  - → Lower attrition and high manpower utilization at 85%
- **Loss before exceptional items curtailed by Rs. 13.8 Crores**
- **Cash profit in the last month bolsters our confidence that the business is transforming**

BPO: TransWorks

Rs. Crores

Particulars	4th Quarter	Full Year	
	2003-04	2003-04	2002-03
No of Employees (nos.)	2,000	2,000	930
Revenue	**23.1**	**69.4**	**27.5**
PBDIT	1.8	2.6	(6.0)
PBIT	**0.2**	**(3.9)**	**(10.0)**
Capital Employed	53.7	53.7	25.1
ROCE (Annualised) (%)	1%	-7%	-40%
IRIL investment	68.8	68.8	


No. of Employees
930
2,000
FY 2003
FY04


Revenue (Rs. Crores)
27.5
69.4
FY 2003
FY04

- **Very strong performance**
- **Added 3 Fortune 500 clients subsequent to acquisition**
- **Revenue leapfrogs to Rs. 69.4 Crores**
  - → Current revenue rate scales up to Rs. 8 Crores per month
  - → Growth exceeds industry trends
- **Profitability on the rising curve**
  - → Net profit achieved from Feb-04 onward, in line with expectations
- **3rd call centre became operational at Banglore**
  - → Seat capacity enhanced to 1,600
  - → Headcount increased from 930 to 2,000

Becomes net positive with rising revenue as targeted

Consolidated Financials: FY2004

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

	Particulars	Investment	Full Year			
			2003-04		2002-03	
			Revenue	Net Profit	Revenue	Net Profit
A	**IRIL**		**1,574**	**131**	**1,442**	**105**
	Subsidiaries :					
	Software	100	86	(21)	71	(27)
	Insurance	216	550	(78)	151	(61)
	BPO (w.e.f July'2003)	69	57	(2)	-	-
	Overseas Subsidiary	4	6	(1)	10	0
	Investment Companies	11	1	0	1	0
	Total Subsidiaries	400	700	(101)	233	(87)
	Less : Minority Interest			(20)		(24)
B	**IRIL Share in Subsidiaries**	**400**	**700**	**(81)**	**233**	**(63)**
	Share in Joint Ventures :					
	Insulators (w.e.f August'2003)	13	82	(7)	67	3
	Telecom	97	56	(10)	39	(9)
C	**Total Share in Joint Ventures**	**109**	**137**	**(17)**	**106**	**(6)**
D	**Consolidated for IRIL Group (A+B+C)**	**509**	**2,411**	**33**	**1,782**	**36**
	EPS for IRIL Group Annualised			**5.4**		**6.0**

Going Forward

Growth to gain momentum helped by new businesses



Rs. Crores
3,000
2,500
2,000
1,500
1,000
500
0
New business revenues
as % of aggregate Revenues
5%
23%
27%
31%
45%
FY00
FY01
FY02
FY03
FY04
Traditional Businesses
Garments
Insurance
Software/ BPO
New businesses as % of total sales

New businesses are increasing share in top line
Now they are ripe to contribute to bottom line

Business Outlook



Profitable Growth
GARMENTS
INSURANCE
SOFTWARE
BPO
CARBON BLACK
INSULATORS
VFY
TEXTILES

Surplus Cash Flow of existing businesses supports investment in sunrise businesses

INDIAN RAYON
ADITYA BIRLA GROUP

Garments: Outlook

- **Garments industry will grow with improving economic outlook**
  - → Branded apparel segment is expected to grow nationally aided by retail mall expansion.
  - → Differentiated growth expected in different product / price segments / categories
  - → However, competition is likely to remain intense both within the sector and from other consumer products

- **Our brands are well positioned to leverage this opportunity**
  - → Our brands occupy leadership position in the respective segments
  - → Aggressive retail expansion will fuel their growth further
    - *Retail expansion from 2 lac Sq.ft to 2.5 lac Sq.ft. to enhance customer reach*
  - → Continued edge in design and innovative products
  - → Tight control over dormancy, discounting and advertisement
  - → New facilities by associates companies to produce shirts and trousers at a cost of Rs. 20 Crores

Insurance Outlook

INDIAN RAYON
ADITYA BIRLA GROUP

- **Insurance sector is growing @ 20% annually**
  - → Private sector accounts for 16% of the market, which is higher than expectation
  - → Long term potential is immense as penetration is low
  - → Focus is moving from tax saving instrument to use insurance products as investment vehicle
- **Birla Sun Life well positioned within the sector**
  - → Second largest private player with strong brand equity
  - → Leadership in Group Insurance and pioneers in Unit Linked products
- **We target to increase our market share through**
  - → Better customer service and product offerings
  - → Customer reach to increase by adding 8,500 agents and opening 11 branches
  - → Aiming for entry in Pension business, with the opening of the sector
- **Investment requirement to slow down in coming years as losses have peaked, besides**
  - → Capital requirement will reduce, if as promised, Government increases FDI limit
- **Targeting to achieve profitability by FY2007, as per original plan**

BPO Outlook

INDIAN RAYON
ADITYA BIRLA GROUP

- **BPO Industry is rapidly growing and prospects are strong**
- **TransWorks is well positioned to maintain profitable growth momentum**
  - → Has benefit of Aditya Birla Group's financial strength, professional excellence and strong equity with BPO customers
  - → Quick ramp up of existing clients and increasing client base
  - → Customer acquisition teams to be strengthened
  - → Profitability improvement through
    - *Increase in non-voice business for improving asset utilization*
    - *Focus on high value added segments*
  - → New capacity has been added, ahead of demand
    - *3rd Centre Phase I is operative and Phase II to become operational in May'2004*
  - → Further new Centre/ Facility expansion by year end

Software Outlook

INDIAN RAYON
ADITYA BIRLA GROUP

- **IT industry is regaining momentum with global recovery, and offshoring becoming mainstream**
- **PSI expected to turnaround**
  - → A small but quality player in the software sector, has restructured recently and customers responding strongly to Group support
  - → Initiatives for revenue enhancement and cost control have already reversed the downward trend
  - → Focus on core areas of business solutions, banking and insurance
  - → Strategic clients are being given special attention
  - → Tie up with Steria to enable pursue opportunities in West European markets
  - → Delivery and marketing capabilities are being further sharpened
  - → May examine inorganic growth along strategic road map

VFY: Outlook

INDIAN RAYON
ADITYA BIRLA GROUP

- **VFY Industry is going through challenging times**
  - → Demand outlook is stable
  - → Prices to remain under pressure due to higher industry stocks and cheaper imports
  - → Rising trend in wood pulp prices to impact margins

- **Indian Rayon to improve profitability through focus on quality and increasing the share of value added products,**
  - → Focus on improving quality to access high paying European market
    - *Technology upgradation is being pursued*
    - *Capex of Rs. 70 Crores on increasing CSY capacity and facilities for colored and dyed yarn underway*
  - → Providing superior customer service and building RAY ONE Brand image
  - → Examining to enhance captive power plant capacity to lower power cost

INDIAN RAYON

ADITYA BIRLA GROUP

Carbon Black: Outlook

- **Positive demand outlook with continuing strong growth in Auto/ Tyre sector**

- **Pricing is under pressure due to**
  - → Zero duty differential on carbon black and CBFS
  - → Cheaper imports and
  - → High sea freight

- **Business to leverage Brownfield expansion**
  - → Exports growth with 33% additional volumes from new capacity
  - → Proactively manage CBFS procurement
  - → Sweat physical assets and control costs
  - → Developing specialty/ value added products

- **We are also examining future expansion possibilities**

Insulators Outlook

INDIAN RAYON
ADITYA BIRLA GROUP

- **Domestic Market outlook buoyant with power sector reforms**

- **Encouraging export prospects with**
  - → With the stabilization of quality NGK is poised to push higher volumes in international market

- **Business to focus on**
  - → Timely completion of ongoing
    - *Modernisation Rs.24 Crores and*
    - *Expansion plans Rs. 33 Crores to increase capacity by 8,000 TPA*
  - → Yield improvement
  - → Achieve consistent quality confirming IEC, ANSI, 2 Sigma acceptance criteria
  - → Produce value added products like 21 T disc, 31 mm/ kV H and S3, 245kV H3
  - → New products for evolving power sector requirements in the domestic market

INDIAN RAYON
ADITYA BIRLA GROUP

Textiles: Outlook

- **Higher input costs and pressure on pricing impacting the industry**

- **Indian Rayon to focus on value addition and managing costs**
  - → Worsted segment may benefit from stable wool prices
  - → Synthetic segment moving towards value added speciality yarn
  - → The Linen fabric has benefited from retailing initiatives
    - *The division's focus on retailing of linen fabrics will continue, given the encouraging market response*

Capex and Investment Plan

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

	Particulars	Spent FY 2004	Plan FY2005-FY2007	Spending Plan		
			Total	FY 2005	FY 2006	FY 2007
A	Project Based					
	VFY	16.4	156.6	45.8	110.8	
	Carbon Black	51.7	10.6	10.6		
	Textiles	-	35.0	-	35.0	-
	Sub-Total A	68.1	202.3	56.5	145.8	-
B	Modernization					
	VFY	11.7	36.6	16.9	15.7	4.0
	Garments/ SATCOS	18.8	95.3	45.3	25.0	25.0
	Carbon Black	8.1	25.7	8.5	17.2	-
	Textiles	7.8	18.6	18.7	-	-
	Others	0.2	100.4	0.4	50.0	50.0
	Sub-Total B	46.6	276.4	89.6	107.9	79.0
C	Total Capex at IRIL (A+B)	114.6	478.7	146.1	253.7	79.0
D	Investment in Subsidiaries					
	Insurance	81.4	140.6	59.2	59.2	22.2
	BPO	69.1	-	-	-	-
D	Total Investments	150.5	140.6	59.2	59.2	22.2
E	Total Capital Outlay (C+D)	265.1	619.3	205.3	312.9	101.2
F	Major Capex in JV/ Subsidiaries					
	Insulators	26.0	30.8	30.8	-	-
	Software	0.6	1.7	1.7	-	-
	BPO	17.7	96.7	39.0	14.4	43.3
	Sub-Total E	44.3	129.2	71.5	14.4	43.3
	Grand Total (E+F)	309.5	748.5	276.8	327.3	144.5

Ambitious growth plans

Profitability Snapshot

Rs. Crores

Particulars	Full Year			
	2003-04	2002-03	2001-02	2000-01
Gross Turnover	1,714.1	1,593.4	1,550.1	1,526.0
Net Turnover	1,573.8	1,442.4	1,410.6	1,416.2
PBDIT	257.8	240.2	192.0	209.0
PBDIT Margin (%)	16.4	16.7	13.6	14.8
Net Interest	14.8	21.7	45.7	61.8
PBDT	243.0	218.5	146.3	147.3
PAT	131.3	105.3	43.5	68.5
PAT Margin (%)	8.3	7.3	3.1	4.8
EPS (Rs.)	21.9	17.6	7.3	11.4
CEPS (Rs.)	36.5	33.8	23.8	23.6
Dividend (%)	40.0%	37.5%	33.0%	30.0%
Interest Cover (x) (PBDIT/ Net Interest)	17.4	11.1	4.2	3.4



PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
0
14.8
13.6
16.7
16.4
209
192
240
258
FY2001
FY2002
FY2003
FY2004



Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
75
65
55
45
35
25
15
5
(5)
20
15
10
5
0
62
46
22
15
3.4
4.2
11.1
17.4
FY2001
FY2002
FY2003
FY2004

Balance Sheet Snapshot

Rs. Crores

Particulars	Full Year			
	2003-04	2002-03	2001-02	2000-01
Equity	59.9	59.9	59.9	59.9
Net Worth	1,267.7	1,170.8	1,090.8	1,142.7
Long Term Debt	184.3	175.2	265.5	304.6
Short Term Debt	190.0	70.1	176.4	150.6
Total Debts	374.3	245.3	441.9	455.3
Capital Employed	1,642.0	1,416.1	1,532.7	1,597.9
Net Block	740.4	691.0	772.6	809.1
Net Working Capital	287.5	337.2	421.5	445.0
Deferred Tax Liabilities	(127.5)	(126.4)	(101.2)	-
Investments	741.6	514.3	439.8	343.8
ROACE (at PBIT) (%)	11.5	11.4	7.6	8.3
ROANW (at PAT) (%)	10.8	9.3	3.9	6.1
Book Value (Rs.)	211.7	195.5	182.2	190.8
Total Debt Equity (x)	0.3:1	0.21:1	0.41:1	0.4:1
Long Term Debt Equity (x)	0.15:1	0.15:1	0.24:1	0.27:1
Market Capitalisation	1,131.4	450.9	429.6	481.1


ROACE (PBIT basis) (%)
ROANW (at PAT) (%)
15
10
5
0
8.3
6.1
7.6
3.9
11.4
9.3
11.5
10.8
FY2001
FY2002
FY2003
FY2004


Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1,143
1,598
0.4
1,091
1,533
0.4
1,171
1,416
0.2
1,268
1,642
0.3
FY2001
FY2002
FY2003
FY2004

Business Outlook

INDIAN RAYON
ADITYA BIRLA GROUP


Profitable Growth
with
GARMENTS
Retail Focus, Volume growth and Innovative designs
INSURANCE
Trust, Service And better Returns to customers
SOFTWARE
Improve delivery Capability and Project management
BPO
Quality Delivery and Customer Building
CARBON BLACK
Volume growth and Expansion
INSULATORS
Quality, yield and New Products
VFY
Value added yarn/quality
TEXTILES
Focus on Linen/ Worsted

Indian Rayon on Growth Trajectory

In Sum…

Our traditional businesses are strong and have leadership positions. While we will continue to strengthen leadership and profitability of these businesses, the new businesses will provide quantum jump to achieve leadership positions and profitable growth from each of these new initiatives.

- Dedicated to deliver better results quarter after quarter

Thank You

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Segmental Performance: FY2004

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Crores

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2003-04	2002-03	2003-04	2002-03	2003-04	2002-03	2003-04	2002-03
VFY	335.2	338.0	77.9	97.1	262.7	272.6	29.7	35.6
Garments	391.9	326.1	(1.8)	(14.5)	221.3	213.4	(0.8)	(6.8)
Carbon Black	340.3	327.8	64.7	58.6	300.9	286.0	21.5	20.5
Textiles	393.2	348.3	6.6	9.9	164.1	172.6	4.0	5.7
Insulators	72.5	63.0	21.4	14.7	12.0	71.3	178.7	20.6
Others (Argon Gas, Trading)	40.7	39.2	4.5	2.0	19.4	30.5	23.3	6.4
Total Operating Assets	1,573.9	1,442.5	173.3	167.7	980.3	1,046.4	17.7	16.0
Corporate Assets	-	-	3.0	0.7	548.7	427.9	0.6	0.2
Total	1,573.9	1,442.5	176.3	168.5	1,529.0	1,474.4	11.5	11.4

Production: FY2004

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	Units	Full Year: 2003-04			Full Year: 2002-03		
		Capacity	Production	%	Capacity	Production	%
VFY	Tons	15,000	16,060	107%	15,000	15,873	106%
Carbon Black*	Tons	118,333	116,757	99%	110,000	112,563	102%
YARNS		Spdl/Ton	Ton		Spdl/Ton	Tons	
Worsted		11,889	-		11,889	-	
Flax		2,975	-		2,975	-	
Synthetic		32,038	-		32,038	-	
Total		46,901	-		46,901	-	

* Effective Capacity

Sales Volume and Realization: FY2004

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	Volume	Volume		Realisation		
	Units	Full Year		Units	Full Year	
		2003-04	2002-03		2003-04	2002-03
VFY	Tons	15,694	15,422	Rs./Kg.	178	189
Garments	Lac Pcs.	74.3	61.7	-		
Carbon Black	Tons	118,182	114,232	Rs./Ton	28,795	28,699
YARNS						
Worsted	Tons	4,302	3,917	Rs./Kg.	446	398
Flax	Tons	1,041	672	Rs./Kg.	381	345
Synthetic	Tons	10,676	10,673	Rs./Kg.	114	106
Total Yarn	Tons	16,019	15,262	Rs./Kg.	-	-

INDIAN RAYON

ADITYA BIRLA GROUP

Performance Review

2nd Quarter ended September 30, 2004

Mumbai, 27th October 2004

Investor Presentation

Presentation Structure

- Overview for the Quarter
- Review of Business Segments
- Financial performance for the Quarter
- Performance of Subsidiaries and JV's
- Growth plans

Overview for the Quarter

INDIAN RAYON
ADITYA BIRLA GROUP

- **Plants operating at full capacity**
- **Strategic initiatives have started delivering results**
  - → Gestating brands/ product in Garments
  - → CSY Plant of 1,000 TPA commissioned at Rayon Division
  - → Brownfield expansion at Carbon Black, Chennai
  - → De-bottlenecking in Textiles
- **Long term settlement with workers completed**
  - → New norms leading to operational efficiencies
  - → VRS to 408 persons at a Cost of Rs. 7.2 Cr.
- **Mixed Government policies**
  - → Budget initiatives for Textile Industry
  - → DEPB rate cut

Excellent Garments performance masked by subdued performance of other businesses

INDIAN RAYON
ADITYA BIRLA GROUP

- **Garments performance improved further**
  - → Accelerated sequential growth, helped by strategic growth initiatives
  - → Excellent performance of new launches
  - → Strong growth in revenues and profitability despite delayed festive season
- **Two key businesses suffered however, due to adverse macro conditions**
  - → Viscose Filament Yarn (VFY)
    - *Continued pricing pressure - Industry oversupply and cheaper imports*
    - *Higher input costs*
  - → Carbon Black
    - *Pricing pressure resulting from withdrawal of duty differential*
    - *Higher input costs with rising crude oil prices*
    - *The pressure would have been higher but for Brownfield expansion*
- **Textiles and Insulators performance is satisfactory**

Q2 FY05 Highlights

Rs. Cr.

- Revenue up 9% to Rs. 465.1 Cr.


426.5
465.1
Q2 FY 04
Q2 FY 05

- Operating Profit lower by 15% to Rs. 66.3 Cr.


78.2
66.3
Q2 FY 04
Q2 FY 05

Mixed performance of businesses amidst challenging macro environment

Business Performance

INDIAN RAYON
ADITYA BIRLA GROUP

Garments: Market Leadership maintained

- **Strategic efforts paying off**
  - → Richer product mix helped by success of new initiatives
  - → Turnaround of Peter England
  - → Efficient supply chain management and control over costs
  - → Prudent ad-spend
- **Positive Consumer Sentiments**
  - → Despite intense competition on prices and promotion
- **Brand leadership maintained**
  - → Louis Philippe and Allen Solly accorded “Super Brand” status
    - *Now amongst top 101 brands in India*
  - → Allen Solly adjudged “Best Women’s Wear” brand
  - → “Best Apparel Company” award from CMAI

Garments: Sequential growth continued

- Sequential revenue growth continued


Revenue (Rs Cr.)
89.2
112.7
100.8
89.3
107.1
126.7
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

- **Highest ever quarterly sales**
- **Revenue grew by 13% to Rs. 126.7 Cr**
  - → Volume growth of 4% despite late festive season
  - → Increasing share of high value products
  - → Higher sales from new initiatives
    - *Suits and jackets well accepted in market*
    - *SF Jeans entrenches in the youth segment*
    - *Allen Solly Women's Wear entered profit zone*

Garments: Profitability gaining momentum

- **Advertisement expenses reined at 7.5% of sales against 10% last year**

Advertisement (Rs. Cr.)


11.2
9.5
Q2 FY04
Q2 FY05

- **Operating profits up 36% to Rs. 12.9 Cr.**
  - → Efficiencies in merchandise, supply chain management and overheads
  - → Controlled discounting and promotional offers
  - → Consistent improvement in retail operational efficiency
- **PBIT grows from ground to Rs 6.1 Cr**


Rs. Cr.
PBIT
-0.4
0.1
-1.5
0
1.2
6.1
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

Garments: Improving returns

- **Strategic initiatives paying off**
  - → ROCE improves to 9.5%



CE (Rs. Cr.)
ROCE
181
203
241
242
246
259
-1.0%
0.2%
-2.6%
0.1%
1.9%
9.5%
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

Garments: Performance Summary

Rs. Cr.

Particulars	2nd Quarter		1st Half		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Sales Volumes (Lac Pcs.)	22.3	21.4	42.2	38.2	74.3
Revenue	126.7	112.7	233.8	201.9	391.9
Operating Profit	22.4	20.7	43.3	37.3	67.9
Advt. Expenses	9.5	11.2	22.7	20.8	39.5
PBDIT	12.9	9.5	20.6	16.5	28.4
Royalty	-	3.1	-	5.5	5.5
PBDIT after Royalty	12.9	6.4	20.6	11.0	23.0
PBIT	6.1	0.1	7.3	(0.3)	(1.8)
Capital Employed	259.0	202.8	259.0	202.8	242.2
ROCE (Annualised) (%)	9.5	0.2	5.7	(0.3)	(0.8)

Garments: On a profitable growth trajectory

INDIAN RAYON
ADITYA BIRLA GROUP

- **RMG prospects remains strong**
  - → Domestic outlook remains strong
  - → New Excise/ CENVAT regime should help provide level playing field
  - → Dismantling of quota is both an opportunity and a threat
    - *Export opportunities will increase multifold*
    - *Competition will intensify with international players*
    - *Madura Garments will continue to focus on Contract Exports in its present strength in Formal Segments*

Garments: On a profitable growth trajectory

Contd ...

INDIAN RAYON
ADITYA BIRLA GROUP

- **Madura Garments will continue to lead the industry**
  - → Continued thrust on retail strength and efficiency
    - *58,000 sq ft. tied up, 40,000 sq. ft to be operative in Q3*
    - *Deliver retail experience of international quality*
  - → Leverage strong brand equity and garner larger share during the festive season
  - → Sustained brand leadership backed by aggressive marketing campaign
  - → Maintain edge in design and product innovation
  - → Proactively manage inventory and discounting in the face of anticipated price offs
  - → Focus on branded and contract exports
    - *Leverage current relationship with international players*
  - → Launch men's innerwear

VFY: Impacted by industry-wide pricing pressures

- **Industry passing through difficult time**
  - → Competition remained intense
    - *Stable Global demand / oversupply in China resulted in cheaper imports*
    - *Pressure from high stocks on competition*
      - *Industry stock at 57days vs. IRIL's stock at 32days*
  - → Prices hit lowest level in last 13 Quarters
- **Average realization declined by Rs. 24/ Kg to Rs. 151/Kg**

VFY Realization (Rs./ Kg)



165
175
165
160
157
151
14%
Impact of Rs. 10 Cr.
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

INDIAN RAYON
ADITYA BIRLA GROUP

VFY: Revenue impacted

- **VFY volume exceeded production but still lower by 6% YoY**
  - → Base effect: Inventory clearing in Q2 last year after the weavers' strike in Q1
- **VFY revenues are thus lower by 18% to Rs. 63.7 Cr.**
- **Better performance of Caustic and Chlorine**
  - → Volume grew by 24% and 17% respectively and
  - → Better ECU realization

ECU Realization (Rs./ MT)



18,337
7.6%
19,736
17,161
Q2 FY04
Q1 FY05
Q2 FY05

VFY: Profits suffered as a result

- **Sharp rise in input costs impacted profitability further**
  - → Wood Pulp prices up 12% YoY
  - → Power cost increased with 28% jump in coal prices
- **Business margins declined consequently**
  - → From 33% Q2 last year to 23%
  - → Fall could have been steeper but for improved operational efficiencies in VFY
- **CSY plant doubled present capacity, benefit to accrue going forward**
- **VRS at a cost of Rs. 7.15 Cr. to 408 persons: will help improve productivity**

VFY: Performance Summary

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	2nd Quarter		1st Half		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Production (Tons)	4,036	3,998	7,999	7,993	16,060
Capacity Utilization (%)	107.6	106.6	106.7	106.6	107.1
Sales Volumes (Tons)	4,209	4,458	7,693	7,718	15,694
VFY Realisation (Rs./Kg.)	151	175	154	171	167
Revenue- VFY	63.7	78.2	118.5	132.2	261.77
- Chemical	25.5	18.1	46.1	32.7	73.40
Revenue	89.2	96.2	164.5	164.9	335.2
PBDIT	20.4	31.7	40.0	49.3	99.4
PBIT	15.3	25.4	30.0	37.9	77.9
Capital Employed	277.0	257.4	277.0	257.4	264.4
ROCE (Annualised) (%)	22.1	39.5	21.7	29.5	29.5

VFY: Industry environment to remain challenging

INDIAN RAYON
ADITYA BIRLA GROUP

Well defined strategy in place to regain profitability

- **Upgrading technology towards quality improvement**
- **Moving up the value chain**
  - → Leverage newly commissioned CSY Capacity
  - → Focus on dyed and value added yarns
- **Thrust on exports, given domestic oversupply**
  - → Leverage value added products capability and quality focus
  - → Strengthen and sweat 'RAY ONE' brand
- **Lowering cost and derive economies of scale**
  - → 18 MW power plant to lower power cost
  - → Increase Caustic Soda capacity by 45 TPD to optimize asset utilization

Carbon Black: Dual impact

INDIAN RAYON
ADITYA BIRLA GROUP

- **Industry passing through mixed scenario**
  - → Auto and Tyre sector growth helping the industry to grow
  - → Soaring oil prices raises CBFS costs
  - → Elimination of duty differential has reduced margins
- **Brownfield expansion fully operative**
  - → Enhanced capacity operating at 103%
- **Quantum jump in Volume and Revenue**
  - → Volume grew by 36%
  - → Exports grew more sharply
- **Market mix tilted towards exports as surplus from domestic market is exported**

Carbon Black: Realization affected

- At Rs. 113.4 Cr. revenue growth was limited to 29% due to 6% fall in realisation
  - → Realization affected with removal of 5% duty differential
  - → Change in market mix towards exports

Realization (Rs./ MT)


30,047
29,151
29,347
27,961
27,032
27,542
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

Carbon Black: Higher CBFS price

- CBFS prices shot up to US $149 / MT (FOB), with rising crude oil prices



CBFS ($/MT)
112
121
128
147
148
128
140
137
128
129
126
134
142
156
143
143
144
149
A-03
M-03
J-03
J-03
A-03
S-03
O-03
N-03
D-03
J-04
F-04
M-04
A-04
M-04
J-04
J-04
A-04
S-04

Source: Platt Index

- **High sea freight added further pressure**
- **Despite higher volumes, operating profits declined**
  - → From Rs. 20.9 Cr to Rs. 16.7 Cr.
  - → Higher energy sales helped in partially offsetting the lower margins

Carbon Black: Performance Summary

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	2nd Quarter		1st Half		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Production (Tons)	41,319	28,068	81,421	54,670	**118,707**
Capacity Utilization %	103.3	102.1	101.8	99.4	**100.3**
Sales Volumes (Tons)	41,170	30,219	82,069	55,087	**118,182**
Realisation (Rs./Ton)	27,542	29,151	27,305	29,555	**29,057**
Revenue	**113.4**	**88.1**	**224.1**	**162.8**	**343.4**
PBDIT	16.7	20.9	36.5	41.6	**79.6**
PBIT	**12.8**	**17.0**	**28.6**	**34.3**	**64.7**
Capital Employed	348.1	286.0	348.1	286.0	**333.0**
ROCE (Annualised) (%)	14.7	23.8	16.4	24.0	**19.4**

INDIAN RAYON
ADITYA BIRLA GROUP

Carbon Black: Improving prospects

- **Grow domestic volumes leveraging strong growth in Auto/ Tyre sector**
  - → Renewed focus on quality
  - → Superior service to customers with logistic optimization
  - → Developing specialty/ value added products
- **Proactive procurement efforts to help reduce CBFS costs significantly**
- **Economies of scale as well as efficiency and cost focus to strengthen margins**
  - → Higher energy sales to further add
- **Brownfield expansion of 50,000 TPA at Gummidipoondi and Greenfield expansion at Gujarat under evaluation**

INDIAN RAYON
ADITYA BIRLA GROUP

Textiles: Satisfactory performance

- **Strong performance across segments**
  - → Flax yarn performance strong with improved volumes and better profitability
  - → Linen fabric benefited from increasing awareness and growing applications
  - → Stable wool prices helped improve profitability of Worsted yarn segment
  - → Value added products helped improve performance of Synthetic Yarn
- **Revenue up 14% YoY to Rs 113.5 Cr**
  - → Rupee depreciation helped better realization for exports
  - → Rationalization in duty structure provided level playing field for organized sector
- **Operating profits improved from Rs. 6.2 Cr to Rs. 8.8 Cr**
- **Business returns (ROCE) improved from 2.7% to 13.2%**

Textiles: Performance Summary

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	2nd Quarter		1st Half		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Sales - Worsted (Tons)	1,114	1,040	2,190	1,974	**4,302**
Flax Yarn (Tons)	384	232	674	407	**1,041**
Synthetic (Tons)	2,829	2,798	5,591	5,423	**10,676**
Fabric ('000 Mtrs)	858	764	1,624	1,321	**2,798**
Revenue - Worsted	46.7	45.3	90.9	86.3	**180.1**
Flax Yarn	13.7	8.9	24.4	14.8	**39.7**
Synthetic	35.5	31.5	67.7	61.1	**122.8**
Fabrics	17.5	14.3	32.4	24.4	**50.6**
Total Revenue	**113.5**	**100.0**	**215.4**	**186.7**	**393.2**
Operating Profit	8.8	6.2	14.2	10.7	**23.8**
PBIT	**5.4**	**1.1**	**7.2**	**1.2**	**6.6**
Capital Employed	165.5	166.2	165.5	166.2	**153.4**
ROCE (Annualised) (%)	13.2	2.7	8.7	1.4	**4.3**

INDIAN RAYON
ADITYA BIRLA GROUP

Textiles: Improving returns

- **Positive environment for textile industry to propel demand**
  - → New Excise / CENVAT regime
  - → Demand growth from user segment post WTO
- **Strategic thrust on**
  - → Value added yarns
  - → Brand building for promoting "Linen club" and increase retailing efforts
  - → Domestic market due to 45% reduction in DEPB incentives
  - → Capex of Rs. 35.9 Cr to double wool combing capacity to 8,000 TPA

Insulators: Domestic Marketing

Rs. Cr.

Particulars	2nd Quarter		1st Half		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Revenue	19.7	16.6	37.7	30.1	72.5
PBDIT/ PBIT	4.1	4.6	8.0	8.9	21.4
Capital Employed	15.2	17.3	15.2	17.3	20.0

- **Revenues up, as share of direct sales increased**
  - → From 41% to 52%
  - → Improved product mix
- **Operating profit marginally lower at Rs 4.1 Cr**
  - → Higher manufacturing cost
- **Positive domestic demand outlook with Power sector reforms and tie up with NGK**

Financial Performance

Revenue growth

INDIAN RAYON
ADITYA BIRLA GROUP


426.5
9%
465.1
Q2 FY 04
Q2 FY 05

Rs. Cr.

Revenue	2ndQuarter				1st Half				Full Year
	2004-05	2003-04	Variance	Ch %	2004-05	2003-04	Variance	Ch %	2003-04
Garments	126.7	112.7	14.1	13	233.8	201.9	32.0	16	391.9
VFY	89.2	96.2	(7.0)	(7)	164.5	164.9	(0.3)	(0)	335.2
Carbon Black	113.4	88.1	25.3	29	224.1	162.8	61.3	38	340.3
Textiles	113.5	100.0	13.5	14	215.1	186.7	28.5	15	393.2
Insulator	19.7	16.6	3.1	19	37.7	30.1	7.6	25	72.5
Others	2.6	12.95	(10.4)	(80)	5.1	19.2	(14.1)	(73)	40.7
Total	465.1	426.5	38.6	9	880.4	765.5	114.9	15	1,573.9


Insulator
4%
Others
1%
VFY
19%
Textiles
24%
Carbon Black
24%
Garments
28%

Q2 FY05

Supported by Garments, Carbon Black and Textiles

Operating Profit (PBDIT)


78.2
15%
66.3
Q2 FY 04
Q2 FY 05


Insulator 6%
Others 5%
VFY 32%
Textiles 13%
Carbon Black 25%
Garments 19%

Q2 FY05

Rs. Cr.

PBDIT	2ndQuarter				1st Half				Full Year
	2004-05	2003-04	Variance	Ch %	2004-05	2003-04	Variance	Ch %	2003-04
Garments	12.9	9.5	3.4	36	20.6	16.5	4.1	25	28.4
VFY	20.4	31.7	(11.2)	(35)	40.0	49.3	(9.3)	(19)	99.4
Carbon Black	16.7	20.9	(4.2)	(20)	36.5	41.6	(5.1)	(12)	79.6
Textiles	8.8	6.2	2.6	42	14.2	10.7	3.5	33	23.8
Insulator	4.1	4.6	(0.6)	(12)	8.0	8.9	(0.9)	(10)	21.4
Others	3.4	5.3	(1.9)	(36)	1.8	7.0	(5.2)	(74)	10.7
Total	66.3	78.2	(11.9)	(15)	121.1	133.8	(12.8)	(10)	263.3

Growth impaired by lower realization in VFY and Carbon Black

Net interest maintained

Rs. Cr.

Interest Expense

Repaid Debenture of Rs. 56.7 Cr.

Use of low cost funds



6.7
19%
5.4
Q2 FY04
Q2 FY05

Interest Income

Lower interest bearing funds



2.2
0.9
Q2 FY04
Q2 FY05

Depreciation lower by 12%

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Additional depreciation of Rs. 4.6 Cr on fast depreciating assets


22.5
12%
19.8
Q2 FY04
Q2 FY05

Exceptional items

Rs. Cr.


VRS implemented at
Rayon Division
-7.2
Q2 FY05
Profit on sale of IGFL
shares
20.0
Q2 FY04
-10
-5
0
5
10
15
20
25

Financial Results

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	2nd Quarter		Half year		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Net Sales	465.1	426.5	880.4	765.5	1,573.8
Other Income	4.4	5.8	5.9	8.6	14.3
Operating Profit (PBDIT)	66.3	78.2	121.1	133.8	263.3
Less: Interest and Finance Expenses	5.4	6.7	10.5	14.1	24.0
Add: Interest Income	0.9	2.2	1.9	5.2	9.2
Gross Profit (before Royalty)	61.7	73.6	112.5	125.0	248.5
Royalty	-	3.1	-	5.5	5.5
Depreciation/ Amortisation	19.8	22.5	39.5	41.0	81.5
Profit Before Tax and Exceptional Items	41.9	48.1	73.0	78.5	161.5
Exceptional Items	(7.2)	20.0	(3.1)	19.9	20.0
Profit after Exceptional Items	34.8	68.0	69.9	98.5	181.4
Provision for Taxation	10.1	14.4	24.3	23.4	50.2
Net Profit	24.7	53.6	45.5	75.1	131.3
Less: Exceptional Items	(7.2)	20.0	(3.1)	19.9	20.0
Tax thereon	(2.6)	-	(2.6)	-	-
Net Profit before Exceptional Items	29.2	33.6	46.1	55.2	111.3

Performance of Subsidiaries and JV's

Life Insurance: Growing at a fast pace

- **Distribution network ramped up**
  - → More than 10,000 Agents
  - → 39 Corporate Agents, 10 Bancassurance and 35 Brokers
  - → Branches increased to 38, 6 more branches to be opened shortly
- **Market leadership maintained - No. 2 in the private sector**


2002-03
Other Pvt Insurers 5.9%
BSLI 1.2%
LIC 92.9%


2003-04
Other Pvt Insurers 9.5%
BSLI 2.5%
LIC 88.0%


YTD Aug'04
Other Pvt Insurers 14.2%
BSLI 2.9%
LIC 82.9%

INDIAN RAYON
ADITYA BIRLA GROUP

Life Insurance: Growing at a fast pace

- **Total premium revenue up 162% to Rs. 188.4 Cr**
  - → New Business Annualized Premium is more than double at Rs. 144.7 Cr.
    - *Impressive growth of 169% in Individual Life Business*
    - *Group Business also clocks 72% growth*
  - → Unit linked business contributed more than 90%
- **Average premium size of individual life policies is impressive at Rs. 37,780**
- **Performance better than expectations, profitability in line with plan**
- **IRIL contributed Rs. 18.5 Cr., total investment reached to Rs. 234.6 Cr.**
- **Breakeven likely by FY 2007; as per original plan**

INDIAN RAYON
ADITYA BIRLA GROUP

IT Services: EBITDA maintains positive trend

- **Positive EBIDTA of Rs. 0.9 Cr against loss of Rs. 1.9 Cr**
- **Software revenues up 9% to Rs 19.9 Cr**
  - → Focus on Banking, Finance and Insurance segment continues
  - → New focus on Independent Software Vendor (ISV) segment
  - → Marketing and delivery capabilities strengthened
  - → Greater focus on key clients
  - → Hardware revenue declined, reflecting conscious efforts
- **Share of high margin Off-shore business increasing**
  - → Up from 12% in Q2 last year to 28%
- **SG&A expenses curtailed from 36% of sales to 31%**
- **Net loss thus limited to Rs. 0.3 Cr**
- **Continuous focus to strengthen marketing and delivery capability to build a strong organization**
  - → Synergistic inorganic growth opportunities being explored

BPO: New Capacity on stream

- **Robust growth in the Industry continuing**
- **Ramp-up of expanded capacity satisfactory**
  - → 1656 operational seats
  - → Employee strength increased to 2261


No. of Employees
1,389
1,846
2,261
Q2 FY04
FY2004
Q2 FY05

- **Marketing team strengthened**
- **New client continued to be added**
  - → 3 New clients added and
  - → Expanded relationship with key clients
- **Non-voice business is increasing**

INDIAN RAYON
ADITYA BIRLA GROUP

BPO: Significant growth achieved

- Revenue growth impressive at 53%

Revenue (Rs. Crores)


69.4
15.6
23.9
FY2004
Q2 FY04
Q2 FY05

- Profitability progress satisfactory: slow ramp of new facility initially
  - → However, in September the business made contribution on net basis
- Industry wide high attrition is a key challenge
- Exploring inorganic growth opportunities

Insulators: Improvement efforts on

- **Production nearly flat at 6,134 MT in Q2**
  - → Increasing focus on high value/ high voltage products
  - → Yield improvement initiative underway, results to follow
- **However, sales volume lower by 12% to 5,528 MT**
  - → Lower volume in domestic market due to focus on high value added products
  - → Exports marginally lower due to relatively weak demand and stringent quality standards
- **Average realization improved by 15%**
- **Revenue is marginally up at Rs. 38 Cr**
- **Losses incurred due to**
  - → Higher rejections and process improvement initiatives
  - → Higher input costs and lower exports
- **Expansion of 8,000 TPA likely to be commissioned by Dec-04**

Capex and Investment Plan

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

	Particulars	Total Plan FY05-FY07	Spending Plan			Spent Till Q2FY05
			FY 2005	FY 2006	FY 2007	
A	Project Based					
	VFY	168.8	66.9	101.9	-	31.8
	Garments/ Associates	21.5	21.5	-	-	10.1
	Textiles	35.9	35.9	-	-	10.1
	Sub-Total A	226.3	124.4	101.9	-	51.9
B	Modernization					
	VFY	31.7	30.7	0.9	-	6.8
	Garments/ Associates	29.0	29.0	-	-	6.7
	Carbon Black	28.2	14.6	13.6	-	5.3
	Textiles	22.4	20.1	2.3	-	9.2
	Normal maintenance capex (unallocated)	100.0	-	50.0	50.0	-
	Sub-Total B	211.3	94.4	66.9	50.0	28.0
C	Total Capex at IRIL (A+B)	437.6	218.8	168.8	50.0	79.9
D	Investment in Insurance	140.6	59.2	59.2	22.2	18.5
E	Total Capital Outlay (C+D)	578.2	278.0	228.0	72.2	98.4
F	Major Capex in JV/ Subsidiaries					
	Insulators	63.3	63.3	-	-	46.9
	BPO	49.9	49.9	-	-	26.0
	Sub-Total E	113.2	113.2	-	-	72.9
	Grand Total (E+F)	691.4	391.2	228.0	72.2	171.3

Growth Plans…

INDIAN RAYON
ADITYA BIRLA GROUP


Profitable Growth with
GARMENTS
Retail Focus, Volume growth and Innovative designs
INSURANCE
Trust, Service And better Returns to customers
IT SERVICES
Improve delivery Capability and Project management
BPO
Quality Delivery and Customer Building
CARBON BLACK
Volume growth and Margins
INSULATORS
Quality, yield and New Products
VFY
Value added yarn/quality/cost cutting
TEXTILES
Focus on Linen/ Worsted

Indian Rayon on Growth Trajectory

- Dedicated to deliver better results quarter after quarter

Thank You

Annexure

Profitability Snapshot

Rs. Cr.

	1st Half		Full Year		
	2004-05	2003-04	2003-04	2002-03	2001-02
Gross Turnover	946.8	835.2	1,714.1	1,593.4	1,550.1
Net Turnover	880.4	765.4	1,573.8	1,442.4	1,410.6
PBDIT after Royalty	121.1	128.4	257.8	240.2	192.0
PBDIT Margin (%)	13.8	16.8	16.4	16.7	13.6
Net Interest	8.6	8.9	14.8	21.7	45.7
PBDT	112.5	119.5	243.0	218.5	146.3
PAT	45.5	75.1	131.3	105.3	43.5
PAT Margin (%)	5.2	9.8	8.3	7.3	3.1
EPS (Rs.)	15.2	25.1	21.9	17.6	7.3
CEPS (Rs.)	29.2	39.1	36.5	33.8	23.8
Dividend (%)			40.0%	37.5%	33.0%
Interest Cover (x) (PBDIT/ Net Interest)	14.1	14.5	17.4	11.1	4.2


PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
0
192
240
258
121
13.6
16.7
16.4
13.8
FY2002
FY2003
FY2004
H1 FY 2005


Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
75
65
55
45
35
25
15
5
(5)
20
15
10
5
0
46
22
15
9
4.2
11.1
17.4
14.1
FY2002
FY2003
FY2004
H1 FY2005

Balance Sheet Snapshot

Rs. Cr.

	1st Half		Full Year		
	2004-05	2003-04	2003-04	2002-03	2001-02
Equity	59.9	59.9	59.9	59.9	59.9
Net Worth	1,313.2	1,237.4	1,267.7	1,170.8	1,090.8
Long Term Debt	175.1	123.0	180.1	175.2	265.5
Short Term Debt	171.3	148.3	194.3	70.1	176.4
Total Debts	346.5	271.3	374.3	245.3	441.9
Capital Employed	1,659.7	1,508.6	1,642.0	1,416.1	1,532.7
Net Block	740.4	669.6	740.4	691.0	772.6
Net Working Capital	372.95	352.9	287.5	337.2	421.5
Deferred Tax Liabilities	(129.8)	(122.4)	(127.5)	(126.4)	(101.2)
Strategic Investments	597.0	498.6	581.6	412.2	435.1
Other Investments	79.1	110.0	160.0	102.1	4.7
Total Investments	676.1	608.6	741.6	514.3	439.8
ROACE (at PBIT) (%)	10.0	11.6	11.5	11.4	7.6
ROANW (at PAT) (%)	7.1	8.9	10.8	9.3	3.9
Book Value (Rs.)	219.3	206.7	211.7	195.5	182.2
Total Debt Equity (x)	0.26:1	0.22:1	0.3:1	0.21:1	0.41:1
Long Term Debt Equity (x)	0.13:1	0.1:1	0.14:1	0.15:1	0.24:1
Market Capitalisation	1,600.0	1,076.9	1,131.4	450.9	429.6



Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1,091
1,533
0.4
1,171
1,416
0.2
1,268
1,542
0.3
1,313
1,660
0.3
FY2002
FY2003
FY2004
H1 FY2005

Segmental Performance

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

2nd Quarter

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
Garments	126.7	112.7	6.1	0.1	252.6	191.8	9.7	0.2
VFY	89.2	96.2	15.3	25.4	270.5	262.8	22.7	38.7
Carbon Black	113.4	88.1	12.8	17.0	340.8	280.4	15.0	24.2
Textiles	113.5	100.0	5.4	1.1	158.4	171.1	13.7	2.6
Insulators	19.7	16.6	4.1	4.6	17.1	17.8	94.7	103.1
Others (Argon Gas, Trading)	2.6	13.0	0.9	0.9	13.9	22.5	24.5	15.1
Total Operating Assets	465.1	426.5	44.6	49.1	1,053.2	946.3	16.9	20.7
Corporate Assets	-	-	1.9	3.5	601.9	536.6	1.2	2.6
Total	465.1	426.5	46.5	52.6	1,655.1	1,482.9	11.2	14.2

First Half

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
Garments	233.8	201.9	7.3	(0.3)	250.6	201.6	5.9	(0.3)
VFY	164.5	164.9	30.0	37.9	270.7	259.1	22.2	29.3
Carbon Black	224.1	162.8	28.6	34.3	340.5	277.4	16.8	24.8
Textiles	215.1	186.7	7.2	1.2	159.4	170.5	9.1	1.4
Insulators	37.7	30.1	8.0	8.9	17.6	10.7	91.0	166.7
Others (Argon Gas, Trading)	5.1	19.2	1.7	1.2	15.3	23.5	22.8	10.3
Total Operating Assets	880.4	765.5	82.9	83.2	1,054.2	942.8	15.7	17.7
Corporate Assets	-	-	(1.3)	4.2	596.7	519.6	(0.4)	1.6
Total	880.4	765.5	81.6	87.4	1,650.8	1,462.4	9.9	12.0

Production: Q2 FY 2005

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	Units	2nd Quarter: 2004-05			2nd Quarter: 2003-04			Full Year: 2003-04		
		Capacity	Production	%	Capacity	Production	%	Capacity	Production	%
VFY	Tons	3,750	4,036	108%	3,750	3,998	107%	15,000	16,060	107%
Carbon Black	Tons	40,000	41,319	103%	27,500	28,068	102%	118,333	118,707	100%
Insulators	MT	8,500	6,134	72%	8,500	6,204	73%	34,000	24,028	71%
YARNS		Spdl/MT	MT		Spdl/MT	MT		Spdl/MT	MT	
Worsted	Tons	5,284	1,121		5,284	1,069		21,136	4,284	
Flax	Tons	1,322	372		1,322	218		5,288	1,045	
Synthetic	Tons	14,239	2,815		14,239	2,693		56,956	9,817	
Total	Tons	20,845	4,308		20,845	3,981		83,380	15,146	

Production: H1 FY 2005

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	Units	1st Half: 2004-05			1st Half: 2003-04			Full Year: 2003-04		
		Capacity	Production	%	Capacity	Production	%	Capacity	Production	%
VFY	Tons	7,500	7,999	107%	7,500	7,993	107%	15,000	16,060	107%
Carbon Black*	Tons	80,000	81,421	102%	55,000	54,670	99%	118,333	118,707	100%
Insulators	MT	17,000	11,617	68%	8,500	12,052	142%	34,000	24,028	71%
YARNS		Spdl/MT	MT		Spdl/MT	MT		Spdl/MT	MT	
Worsted	Tons	10,568	2,184		10,568	2,020		21,136	4,284	
Flax	Tons	2,644	659		2,644	404		5,288	1,045	
Synthetic	Tons	28,478	5,320		28,478	5,144		56,956	9,817	
Total	Tons	41,690	8,163		41,690	7,569		83,380	15,146	

Annexure

INDIAN RAYON
ADITYA BIRLA GROUP

Sales Volume and Realization: Q2 FY 2005

Particulars		Volume			Realisation			
	Units	2nd Quarter		Full Year	Units	2nd Quarter		Full Year
		2004-05	2003-04	2003-04		2004-05	2003-04	2003-04
VFY	Tons	4,209	4,458	15,694	Rs./Kg.	151	175	167
Garments	Lac Pcs.	22.3	21.4	74.3	-			
Carbon Black	Tons	41,170	30,219	118,182	Rs./MT	27,542	29,151	29,057
<u>YARNS</u>								
Worsted	Tons	1,114	1,040	4,302	Rs./Kg.	419	435	419
Flax	Tons	384	232	1,041	Rs./Kg.	358	384	382
Synthetic	Tons	2,829	2,798	10,676	Rs./Kg.	126	113	115
Total Yarn	Tons	4,327	4,070	16,019	Rs./Kg.	-	-	-
Fabric	000 Mtrs	858	764	2,798	Rs./Mtr	204	187	181

Annexure

INDIAN RAYON
ADITYA BIRLA GROUP

Sales Volume and Realization: H1 FY 2005

Particulars	Volume	Volume			Realisation			
	Units	1st Half		Full Year	Units	1st Half		Full Year
		2004-05	2003-04	2003-04		2004-05	2003-04	2003-04
VFY	Tons	7,693	7,718	15,694	Rs./Kg.	154	171	167
Garments	Lac Pcs.	42.2	38.2	74	-			-
Carbon Black	Tons	82,069	55,087	118,182	Rs./MT	27,305	29,555	29,057
YARNS								
Worsted	Tons	2,190	1,974	4,302	Rs./Kg.	415	437	419
Flax	Tons	674	407	1,041	Rs./Kg.	362	364	382
Synthetic	Tons	5,591	5,423	10,676	Rs./Kg.	121	113	115
Total Yarn	Tons	8,455	7,804	16,019	Rs./Kg.	-	-	-
Fabric	000 Mtrs	1,624	1,321	2,798	Rs./Mtr	200	185	181

Annexure

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Indian Rayon And Industries Limited

Regd. Office: Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 025

Website: www.adityabirla.com or www.indianrayon.com

Email: Irilcfd@adityabirla.com

INDIAN RAYON

ADITYA BIRLA GROUP

Performance Review

3rd Quarter ended December 31, 2004

Mumbai, 27th January 2005

Investor Presentation

INDIAN RAYON
ADITYA BIRLA GROUP

Presentation Structure

- Overview for the Quarter
- Financial performance for the Quarter
- Business Performance
- JV and Subsidiaries Performance
- Growth plans

Overview for the Quarter

INDIAN RAYON
ADITYA BIRLA GROUP

- **All plants operating at full capacity**
- **Strategic and Capex initiatives taken supports well**
  - → Garments: Benefits from volume growth and enriched product mix
  - → VFY: CSY plant stabilization helps grow volume
    - *Recent VRS saves manpower cost*
    - *Additional 71 persons accepts VRS, entailing a cost of Rs. 1.81 Cr.*
  - → Carbon Black: rides on higher volume after recent expansion
    - *10,000 TPA capacity added through de-bottlenecking*
    - *Brownfield expansion of 50,000 TPA in Carbon Black business at Chennai*
  - → Textiles benefits by de-bottlenecking and operational efficiency
  - → Insulators: completes 8,000 TPA expansion and yield/quality improvement efforts on
  - → Life Insurance: continues to grow market share and premium income
  - → IT Services: maintains positive EBITDA trend
  - → BPO: starts capitalizing on expanded capacity

INDIAN RAYON
ADITYA BIRLA GROUP

Q3 FY05 Highlights

Rs. Cr.

- Revenue up 20% to Rs. 493.3 Cr.


411.7
493.3
Q3 FY 04
Q3 FY 05

- Operating Profit up 12% to Rs. 72.9 Cr.


65.1
72.9
Q3 FY 04
Q3 FY 05

Financial Performance

Revenue growth


411.7
20%
493.3
Q3 FY 04
Q3 FY 05


Others
1%
Insulator
5%
VFY
20%
Textiles
24%
Carbon Black
24%
Garments
26%

Q3 FY05

Rs. Cr.

Revenue	3rd Quarter				9 Month				Full Year
	2004-05	2003-04	Variance	Ch %	2004-05	2003-04	Variance	Ch %	2003-04
Garments	129.9	100.8	29.1	29	363.7	302.7	61.1	20	391.9
VFY	96.3	85.4	10.9	13	260.8	250.3	10.6	4	335.2
Carbon Black	119.4	87.6	31.8	36	343.5	250.4	93.1	37	340.3
Textiles	116.3	103.2	13.1	13	331.5	289.9	41.6	14	393.2
Insulator	27.1	20.8	6.3	30	64.8	50.8	14.0	27	72.5
Others	4.3	14.0	(9.7)	(70)	9.4	33.2	(23.8)	(72)	40.7
Total	493.3	411.7	81.6	20	1,373.7	1,177.2	196.4	17	1,573.8

Growth across businesses

Operating Profit (PBDIT)



65.1
12%
72.9
Q3 FY 04
Q3 FY 05



Insulator
8%
Others
4%
VFY
36%
Textiles
13%
Carbon Black
27%
Garments
12%

Q3 FY05

Rs. Cr.

PBDIT	3rd Quarter				9 Month				Full Year
	2004-05	2003-04	Variance	Ch %	2004-05	2003-04	Variance	Ch %	2002-03
Garments	9.0	5.0	3.9	78	29.6	21.5	8.1	38	28.4
VFY	25.9	26.1	(0.2)	(1)	65.9	75.4	(9.5)	(13)	99.4
Carbon Black	19.9	18.9	0.9	5	56.3	60.5	(4.2)	(7)	79.6
Textiles	9.6	6.2	3.4	54	23.8	16.9	6.9	41	23.8
Insulator	5.7	5.9	(0.3)	(5)	13.7	14.8	(1.1)	(8)	21.4
Others	2.9	2.8	0.1	3	4.6	9.9	(5.2)	(53)	10.7
Total	72.9	65.1	7.8	12	193.8	198.9	(5.1)	(3)	263.3

Net interest moves up

Rs. Cr.

Interest Expense



24%
4.7
5.8
Q3 FY04
Q3 FY05

Interest Income



2.2
1.3
Q3 FY04
Q3 FY05

- Increase in loans funds

Financial Results

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	3rd Quarter		Change	9 month		Change	Full Year
	2004-05	2003-04	(%)	2004-05	2003-04	(%)	2003-04
Net Sales	493.3	411.7	20	1,373.7	1,177.2	17	1,573.8
Other Income	1.7	2.4	(28)	7.4	11.0	(32)	14.3
Operating Profit (PBDIT)	72.9	65.1	12	193.8	198.9	(3)	263.3
Less: Interest and Finance Expenses	5.8	4.7	24	16.2	18.7	(13)	24.0
Add: Interest Income	1.3	2.2	(43)	3.2	7.5	(58)	9.2
Gross Profit (before Royalty)	68.4	62.7	9	180.8	187.7	(4)	248.5
Royalty	-	-	-	-	5.5	-	5.5
Depreciation/ Amortisation	20.6	20.2	2	60.1	61.2	(2)	81.5
Profit Before Tax and Exceptional Items	47.8	42.4	13	120.7	121.0	(0)	161.5
Exceptional Items	(3.8)	-	-	(6.8)	20.0	(134)	20.0
Profit after Exceptional Items	44.1	42.4	4	113.9	140.9	(19)	181.4
Provision for Taxation	15.4	13.9	11	39.7	37.2	7	50.2
Net Profit	28.7	28.6	0	74.2	103.7	(28)	131.3

Improved performance for the period

Business Performance

Garments: Growth momentum sustained

- **Strategic direction propels growth**
- **Initiatives continue to strengthen market presence**
  - → Retail presence enhanced
    - *Delivering international quality shopping experience to customers*
  - → Launched
    - *"Made to Measure Suits" under Louis Philippe with good response*
    - *Innerwear under Van Heusen, other Brands to follow suit*
    - *New Collections and new products launched (Deviation trousers in Allen Solly, Informals & IQ range under VH)*
- **Revenue up 29% to Rs. 129.9 Cr.**
  - → Volumes grew by 5% and product mix becomes richer
    - *Suits/ Blazers/ Jackets sales up*
  - → Benefited from festive sale



Revenue (Rs Cr.)
89.2
112.7
100.8
89.3
107.1
126.7
129.9
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

Garments: Profitability improves

- **Operating profits before Ad up by 41%**
  - → Better realization improves margin
  - → Cost efficiencies complement further
- **Ad spend up 28% at Rs. 17.6 Cr.**
  - → Continuing investment in Brand building
  - → Higher spending for festive season
  - → YTD spending controlled at 11.1% of sales
    - *Despite new product launches*
- **Brand leadership maintained**
  - → At the Images Fashion Awards 2004, MG received the "Best Apparel Company of the Year" award for the second consecutive year
- **Business ROCE turned positive**



Operating profit before Ad (Rs. Cr.)
16.6
20.7
18.8
11.8
20.9
22.4
26.6
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

Garments: Performance Summary

Rs. Cr.

Particulars	3rd Quarter		9 Months		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Sales Volumes (Lac Pcs.)	18.5	17.7	60.5	55.9	74.3
Revenue	129.9	100.8	363.7	302.7	391.9
Operating Profit	26.6	18.8	69.9	56.2	67.9
Advt. Expenses	17.6	13.8	40.3	34.6	39.5
PBDIT	9.0	5.0	29.6	21.5	28.4
Royalty	-	-	-	5.5	5.5
PBDIT after Royalty	9.0	5.0	29.6	16.1	23.0
PBIT	2.3	(1.5)	9.6	(1.9)	(1.8)
Capital Employed	235.4	240.6	235.4	240.6	242.2
ROCE (Annualised) (%)	3.9	(2.6)	5.4	(1.0)	(0.8)

Growth with profits

INDIAN RAYON
ADITYA BIRLA GROUP

Garments: On a profitable growth trajectory

- **Encouraging sector outlook**
- **Madura Garments will continue to lead the industry**
  - → Building further on brand equity and market share in a competitive market
  - → Proactive management of supply chain and discounting
  - → Successively launch innerwear in other brands
  - → Retail is key for growth and delivering international standard retail experience
    - *Identified 50,000 Sq. ft. of retail space*
    - *Of the above approx. 25,000 Sq. ft. is expected to become operational during the fourth quarter FY 05*
    - *This will enhance presence in market*

INDIAN RAYON
ADITYA BIRLA GROUP

VFY: Higher volume and stable prices

- **Domestic demand shows sign of revival**
- **VFY volumes grew 18% to 4,667 MT**
  - → 1,000 TPA CSY expansion stabilized
  - → 107% utilization of enhanced capacity
  - → Stock down to 22 days from 32 days in Q2 against Industry stock of 37 days
- **VFY realization stabilized around Q2 levels**
  - → Lower by 8% YoY, however prices showing some firming-up since Jan-05



Volume (MT)
3,260
4,458
3,952
4,024
3,484
4,209
4,667
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05



Realisation (Rs./Kg)
165
175
165
160
157
151
151
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

- **30% jump in ECU realization helps enhance Chemical performance**
- **Operating profits maintained at Rs. 25.9 Cr.**
  - → Besides lower VFY realization - higher wood pulp / coal prices impacted margins
  - → Savings in manpower cost after the VRS in Q2

VFY: Performance Summary

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	3rd Quarter		9 Months		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Production (Tons)	4,274	4,036	12,273	12,029	16,060
Capacity Utilization (%)	106.9	107.6	106.7	106.9	107.1
Sales Volumes (Tons)	4,667	3,952	12,360	11,670	15,694
VFY Realisation (Rs./Kg.)	151	165	153	169	167
Revenue- VFY	70.5	65.2	188.9	197.4	261.8
- Chemical	25.8	20.2	71.9	52.9	73.4
Revenue	96.3	85.4	260.8	250.3	335.2
PBDIT	25.9	26.1	65.9	75.4	99.4
PBIT	20.4	21.0	50.4	58.9	77.9
Capital Employed	280.7	266.1	280.7	266.1	264.4
ROCE (Annualised) (%)	29.1	31.5	23.9	29.5	29.5

Higher VFY volumes and better ECU realization

INDIAN RAYON
ADITYA BIRLA GROUP

VFY: Signs of improvement

- **Demand recovery may sustain**
  - → Improving export prospects for VFY based products
  - → Price recovery may follow
  - → 10-15% production cut by Chinese producers may impact future supplies on restart
- **To remain focused on improving quality**
- **Benefits of strategic initiatives to accrue**
  - → CSY capacity utilization
  - → Improving productivity and cost savings after VRS
- **Caustic Soda capacity addition by 45 TPD to enhance performance in next fiscal**

Carbon Black: Volume growth backs performance

- **Volumes surged 39% to 41,499 MT**
  - → Full utilization of expanded capacity
  - → Strong domestic demand led by Auto Sector
  - → Deeper penetration into Asian markets
- **Revenue grew by 36% to Rs. 119.4 Cr.**
- **Lower realization: 1.9% YoY**
  - → Affected by elimination of duty differential and rising share of exports
  - → Gained 4.5% over Q2 levels
- **High crude prices impairs margin**
  - → CBFS cost higher by 5.8% YoY
  - → Sea-freight also remains high
- **Operating profits moves up marginally to Rs. 19.9 Cr.**
  - → Higher volume and energy sales is the key


Volume (MT)
24,868
30,219
29,847
33,248
40,899
41,170
41,499
Q1 FY04 Q2 FY04 Q3 FY04 Q4 FY04 Q1 FY05 Q2 FY05 Q3 FY05

Realization moving up with passing of higher CBFS cost partially


Realisation (Rs./Ton)
30,047
29,151
29,347
27,961
27,032
27,542
28,779
Q1 FY04 Q2 FY04 Q3 FY04 Q4 FY04 Q1 FY05 Q2 FY05 Q3 FY05

Carbon Black: Performance Summary

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	3rd Quarter		9 Months		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Production (Tons)	41,466	30,918	122,887	85,588	118,707
Capacity Utilization %	103.7	103.1	102.4	100.7	100.3
Sales Volumes (Tons)	41,499	29,846	123,567	84,933	118,182
Realisation (Rs./Ton)	28,779	29,349	27,799	29,482	29,057
Revenue	119.4	87.6	343.5	250.4	340.3
PBDIT	19.9	18.9	56.3	60.5	79.6
PBIT	15.5	15.2	44.1	49.5	64.7
Capital Employed	340.6	285.1	340.6	285.1	333.0
ROCE (Annualised) (%)	18.2	21.3	17.3	23.2	19.4

Higher volume and improving realization

Carbon Black: Improving prospects

INDIAN RAYON
ADITYA BIRLA GROUP

- **Domestic market outlook remains strong; encouraging export prospects**
- **Volume growth to strengthen with stabilization of de-bottlenecked capacity**
- **Profitability may move up**
  - → Crude oil prices softening from peak levels
  - → Rise in CBFS prices being passed on gradually
- **Initiated work on 50,000 TPA Brownfield expansion at Chennai**

Textiles: Profits improve across segments

- Linen fabric: benefited from increased demand from growing usage
- Flax yarn: strong performance backed by higher volumes
- Worsted segment: stable wool prices helped improve profitability
- Synthetic Yarn: rising share of specialty yarn
- Revenue up 12.7% YoY to Rs 116.3 Cr
- Operating profits jumped
  - → From Rs. 6.2 Cr to Rs. 9.6 Cr



Revenue (Rs Cr.)
87.0
100.0
103.2
103.8
101.7
113.5
116.3
PBDIT (Rs Cr.)
4.5
6.2
6.2
6.9
5.4
8.8
9.6
Q1 FY04 Q2 FY04 Q3 FY04 Q4 FY04 Q1 FY05 Q2 FY05 Q3 FY05

- Business returns improved to 13.6%
- Outlook positive, performance to be sustained
  - → Partial restoration of DEPB to add further strength
  - → Capex of Rs. 35.9 Cr to double wool combing capacity to 8,000 TPA by Mar-05

Textiles: Performance Summary

Rs. Cr.

Particulars	3rd Quarter		9 Months		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Sales-Fabric('000 Mtrs)	996	810	2,620	2,131	2,798
Flax Yarn (Tons)	629	343	1,303	750	1,041
Worsted (Tons)	998	1,177	3,188	3,151	4,302
Synthetic (Tons)	2,748	2,411	8,339	7,834	10,676
Revenue - Fabrics	19.5	14.4	51.9	38.8	50.6
Flax Yarn	23.5	13.5	47.9	28.3	39.7
Worsted	39.7	46.4	130.6	129.5	180.1
Synthetic	33.7	28.9	101.1	93.3	122.8
Total Revenue	116.3	103.2	331.5	289.9	393.2
Operating Profit	9.6	6.2	23.8	16.9	23.8
PBIT	6.2	2.2	13.4	3.4	6.6
Capital Employed	182.8	159.4	182.8	159.4	153.4
ROCE (Annualised) (%)	13.6	5.5	9.8	2.8	4.3

Strong performance of Linen Fabric and Flax Yarn

Insulators: Domestic Marketing

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	3rd Quarter		9 Months		Full Year
	2004-05	2003-04	2004-05	2003-04	2003-04
Revenue	27.1	20.8	64.8	50.8	72.5
PBDIT/ PBIT	5.7	5.9	13.7	14.8	21.4
Capital Employed	18.5	16.7	18.5	16.7	20.0

- **Revenues up 30% to Rs. 27.1 Cr.**
  - → Share of direct sales volume increased from 48% to 62%
- **Volumes flat at 3,938 MT**
- **Operating profit maintained at Rs. 5.7 Cr.**
- **Positive domestic demand outlook**
  - → Power sector reforms and tie up with NGK will help

JV and Subsidiaries Performance

Insulators: Expansion completed; improvement efforts on

INDIAN RAYON
ADITYA BIRLA GROUP

- **Production up marginally to 6,191 MT**
  - → Brownfield expansion of 8,000 TPA commissioned in Dec-04
  - → Improvement in yield of Transmission & Distribution products
- **Sales volume up 7% to 6,328 MT**
- **Revenue up 11.7% to Rs. 46.8 Cr**
  - → Higher realization in domestic market
- **Losses incurred due to**
  - → Higher rejections and process improvement initiatives
  - → Higher input costs
- **Performance to improve going forward**
  - → Volume growth and higher value products from expanded capacity
  - → Quality and yield benefits from initiatives under way with NGK experts

Life Insurance: Market share continues to grow

INDIAN RAYON
ADITYA BIRLA GROUP

- **Market position maintained at Number 2**
  - → Improving market share



Market Share (%)
1.0
1.5
1.7
2.4
2.8
3.3
3.4
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

- **Acknowledged amongst the best insurance companies in India and Asia**
- **Distribution network strengthened further**
  - → During the quarter added
    - *4 Branches, 9 Corporate Agents / Bancassurance / Brokers*
    - *Tied up with 8 NGOs to enlarge rural presence*
  - → Taking total strength to
    - *9,531 Agents*
    - *93 Corporate Agents / Bancassurance / Brokers*
    - *Branches increased to 44, 11 more branches to be opened by June-05*

Ranked 18th in "Top 25 Great Places to Work 2004" Business World, December-2004

Life Insurance: Strong growth in Premium income

- Premium income up 110% to Rs. 209.3 Cr


Premium Income (Rs. Cr.)
31.1
71.9
99.8
334.8
126.2
188.4
209.3
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05

→ New Business Annualized Premium up by 74% to Rs. 144.2 Cr.

- *Impressive growth of 123% in Individual Life Business*

→ Unit linked business contributed more than 90%

- **Average premium size of individual life policies improved by 53% to Rs. 37,000 for 9M FY 2005 over FY 2004**
- **IRIL contributed Rs. 25.9 Cr. in Q3; total investment reached to Rs. 260.5 Cr.**
- **Profitability as per plan**

INDIAN RAYON
ADITYA BIRLA GROUP

IT Services: EBITDA maintains positive trend

- **Software revenues maintained at Rs 20.4 Cr**
  - → Focus on key clients in Banking, Finance and Insurance
  - → New focus on Independent Software Vendor (ISV) segment
- **Positive EBIDTA of Rs. 0.2 Cr against loss of Rs. 0.9 Cr**
  - → Share of high margin off-shore business increasing 28% vs. 12% last year
- **Ranked 17th in "Top 25 Great Places to Work 2004" Business World, December-2004**
- **Focus remain on achieving sustainable profitability through:**
  - → Strengthening of marketing and delivery capabilities
  - → Increased share of offshore developmental activities
  - → Synergistic inorganic growth opportunities

BPO: Growing on expanded capacity

- **Business back in black, better use of expanded capacity**
- **Q3 revenues up YoY by 43% to Rs. 26.8 cr.**
  - → 7 new clients added during current fiscal
  - → Business from existing clients ramping up
  - → 8 clients with more than $ 1 Mn revenue
  - → New push in tech support vertical
- **Ramp-up of expanded capacity**
  - → Employee strength increased to 3,200
- **Improving profitability**
  - → Set to rise with full utilization of capacity
- **Industry wide high attrition remains a key challenge**
- **Focus remains on:**
  - → Profitable growth through improved asset utilization
  - → Increasing non-voice outsourcing business
  - → Exploring inorganic growth opportunities



Revenue (Rs. Cr.)
15.5
18.7
23.1
20.9
23.9
26.8
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05



Employees
Seats
Q3 FY05
1,656
3,200
FY2004
1,005
1,846
Q3 FY04
911
1,626

Capex and Investment Plan

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

	Particulars	Total Plan FY05-FY07	Spending Plan			Spent Till Q3FY05
			FY 2005	FY 2006	FY 2007	
A	Project Based					
	VFY	168.8	56.7	112.1	-	35.6
	Garments/ Associates	21.5	21.5	-	-	14.1
	Carbon Black	105.0*	10.0	95.0	-	-
	Textiles	35.9	35.9	-	-	14.0
	Sub-Total A	331.3	124.1	207.1	-	63.7
B	Modernization					
	VFY	31.8	31.8	-	-	11.7
	Garments/ Associates	29.0	29.0	-	-	9.8
	Carbon Black	20.3	15.3	5.0	-	12.2
	Textiles	24.8	21.6	3.2	-	11.4
	Corporate Office	34.0	33.9	0.1	-	0.3
	Normal maintenance capex (unallocated)	100.0	-	50.0	50.0	-
	Sub-Total B	239.9	131.6	58.3	50.0	45.4
C	Total Capex at IRIL (A+B)	571.1	255.7	265.4	50.0	109.1
D	Investment in Insurance	140.6	59.2	59.2	22.2	44.4
E	Total Capital Outlay (C+D)	711.7	314.9	324.6	72.2	153.5
F	Major Capex in JV/ Subsidiaries					
	Insulators	64.0	64.0	-	-	58.9
	BPO	49.9	49.9	-	-	27.9
	Sub-Total F	113.8	113.8	-	-	86.8
	Grand Total (E+F)	825.6	428.8	324.6	72.2	240.2

* New Plan

INDIAN RAYON
ADITYA BIRLA GROUP

Performance Summary and Outlook

Business	Growth in last quarter		Focus Areas
	Revenue	Profits	
Garments	↑	↑	Retail expansion, launching new and innovative products and efficiencies in supply chain management
VFY	↑	↔	Quality, operational efficiencies and cost cutting measures
Carbon Black	↑	↔	Expansion, cost efficiencies and new grades
Textiles	↑	↑	Strengthen leadership in Linen/ Worsted Segment
Insulator	↑	↓	Improvement in yield, new products and full capacity utilization
Life Insurance	↑	↑	Trust, Service and better returns to customers
IT Services	↔	↑	Improve delivery capability and project management
BPO	↑	↑	Quality delivery and asset utilization. Organic and inorganic growth

Indian Rayon on the profitable growth trajectory

Growth Plans...


Profitable Growth with
GARMENTS
Retail Focus, Volume growth and Innovative designs
INSURANCE
Trust, Service And better Returns to customers
IT SERVICES
Improve delivery Capability and Project management
BPO
Quality Delivery and Customer Building
CARBON BLACK
Volume growth and Margins
INSULATORS
Quality, yield and New Products
VFY
Value added yarn/quality/cost cutting
TEXTILES
Focus on Linen/ Worsted

Dedicated to deliver better results quarter after quarter

Annexure

Profitability Snapshot

Rs. Cr.

	9 months		Full Year		
	2004-05	2003-04	2003-04	2002-03	2001-02
Gross Turnover	1,471.8	1,282.8	1,714.1	1,593.4	1,550.1
Net Turnover	1,373.7	1,177.2	1,573.8	1,442.4	1,410.6
PBDIT	193.8	193.5	257.8	240.2	192.0
PBDIT Margin (%)	14.1	16.4	16.4	16.7	13.6
Net Interest	13.1	11.3	14.8	21.7	45.7
PBDT	180.8	182.2	243.0	218.5	146.3
PAT before exceptional items	81.0	83.8	111.3	112.5	42.1
PAT	74.2	103.7	131.3	105.3	43.5
PAT Margin (%)	5.4	8.8	8.3	7.3	3.1
EPS (Rs.)	16.5	23.1	21.9	17.6	7.3
CEPS (Rs.)	30.6	37.8	36.5	33.8	23.8
Dividend (%)			40.0%	37.5%	33.0%
Interest Cover (x) (PBDIT/ Net Interest)	14.8	17.2	17.4	11.1	4.2


PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
0
13.6
16.7
16.4
14.1
192
240
258
194
FY2002
FY2003
FY2004
9M FY 2005


Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
75
65
55
45
35
25
15
5
(5)
20
15
10
5
0
4.2
11.1
17.4
14.8
46
22
15
13
FY2002
FY2003
FY2004
9M FY2005

Annexure I

INDIAN RAYON
ADITYA BIRLA GROUP

Balance Sheet Snapshot

Rs. Cr.

	9 Months		Full Year			
	2004-05	2003-04	2003-04	2002-03	2001-02	2000-01
Equity	59.9	59.9	59.9	59.9	59.9	59.9
Net Worth	1,341.9	1,266.2	1,267.7	1,170.8	1,090.8	1,142.7
Long Term Debt	219.9	91.7	180.1	175.2	265.5	304.6
Short Term Debt	194.3	218.2	194.3	70.1	176.4	150.6
Total Debts	414.2	309.9	374.3	245.3	441.9	455.3
Capital Employed	1,756.0	1,576.1	1,642.0	1,416.1	1,532.7	1,597.9
Net Block	744.8	744.6	740.4	691.0	772.6	809.1
Net Working Capital	354.06	352.9	287.5	337.2	421.5	445.0
Deferred Tax Liabilities	(130.7)	(126.6)	(127.5)	(126.4)	(101.2)	-
Strategic Investments	612.5	506.9	581.6	412.2	435.1	
Other Investments	175.4	199.7	160.0	102.1	4.7	343.8
Total Investments	787.9	706.6	741.6	514.3	439.8	343.8
ROACE (at PBIT) (%)	6.5	7.8	11.5	11.4	7.6	8.3
ROANW (at PAT) (%)	7.6	11.3	10.8	9.3	3.9	6.1
Book Value (Rs.)	224.1	211.5	211.7	195.5	182.2	190.8
Total Debt Equity (x)	0.31:1	0.24:1	0.3:1	0.21:1	0.41:1	0.4:1
Long Term Debt Equity (x)	0.16:1	0.07:1	0.14:1	0.15:1	0.24:1	0.27:1
Market Capitalisation	2,324.8	1,616.8	1,131.4	450.9	429.6	481.1



Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
0.4
1,091
1,533
1,171
1,416
0.2
1,268
1,542
0.3
1,342
1,756
0.3
FY2002
FY2003
FY2004
9M FY2005

Annexure II

Segmental Performance

INDIAN RAYON
ADITYA BIRLA GROUP

3rd Quarter

Rs. Cr.

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
Garments	129.9	100.8	2.3	(1.5)	256.2	249.0	3.6	(2.5)
VFY	96.3	85.4	20.4	21.0	269.9	234.5	30.2	35.8
Carbon Black	119.4	87.6	15.5	15.2	344.4	285.5	18.0	21.3
Textiles	116.3	103.2	6.2	2.2	174.1	162.8	14.3	5.4
Insulators	27.1	20.8	5.7	5.9	16.9	17.0	133.9	139.4
Others (Argon Gas, Trading)	4.3	14.0	2.6	2.0	13.5	23.1	75.9	33.9
Total Operating Assets	493.3	411.7	52.6	44.7	1,075.0	972.0	19.6	18.4
Corporate Assets	-	-	(1.3)	0.1	632.8	570.4	(0.8)	0.1
Total	493.3	411.7	51.3	44.9	1,707.8	1,542.4	12.0	11.6

9 Months

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
Garments	363.7	302.7	9.6	(1.9)	238.8	252.5	5.4	(1.0)
VFY	260.8	250.3	50.4	58.9	272.6	254.2	24.6	30.9
Carbon Black	343.5	250.4	44.1	49.5	336.8	309.0	17.5	21.4
Textiles	331.5	289.9	13.4	3.4	168.1	156.4	10.7	2.9
Insulators	64.8	50.8	13.7	14.8	19.3	18.3	94.7	107.6
Others (Argon Gas, Trading)	9.4	33.2	4.3	3.2	15.1	19.0	38.0	22.2
Total Operating Assets	1,373.7	1,177.2	135.5	127.9	1,050.7	1,009.5	17.2	16.9
Corporate Assets	-	-	(1.7)	4.3	648.3	599.6	(0.4)	1.0
Total	1,373.7	1,177.2	133.8	132.3	1,699.0	1,609.1	10.5	11.0

Annexure III

Production: Q3 FY 2005

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	Units	3rd Quarter: 2004-05			3rd Quarter: 2003-04			Full Year: 2003-04		
		Capacity	Production	%	Capacity	Production	%	Capacity	Production	%
VFY	Tons	4,000	4,274	107%	3,750	4,036	108%	15,000	16,060	107%
Carbon Black	Tons	40,000	41,466	104%	30,000	30,918	103%	160,000	118,707	100%
YARNS		Spdl/MT	MT		Spdl/MT	MT		Spdl/MT	MT	
Worsted	Tons	5,284	1,023		5,284	1,113		21,136	4,284	
Flax	Tons	1,322	671		1,322	330		5,288	1,045	
Synthetic	Tons	14,239	3,036		14,239	2,577		56,956	9,817	
Total	Tons	20,845	4,730		20,845	4,020		83,380	15,146	

Annexure IV

INDIAN RAYON
ADITYA BIRLA GROUP

Production: 9 Months FY 2005

Particulars	Units	9 Months: 2004-05			9 Months: 2003-04			Full Year: 2003-04		
		Capacity	Production	%	Capacity	Production	%	Capacity	Production	%
VFY	Tons	11,500	12,273	107%	11,250	12,029	107%	15,000	16,060	107%
Carbon Black*	Tons	120,000	122,887	102%	85,000	85,588	101%	160,000	118,707	100%
YARNS		Spdl/MT	MT		Spdl/MT	MT		Spdl/MT	MT	
Worsted	Tons	15,852	3,207		15,852	3,134		21,136	4,284	
Flax	Tons	3,966	1,330		3,966	734		5,288	1,045	
Synthetic	Tons	42,717	8,517		42,717	7,721		56,956	9,817	
Total	Tons	62,535	13,054		62,535	11,590		83,380	15,146	

Annexure V

INDIAN RAYON
ADITYA BIRLA GROUP

Sales Volume and Realization: 3Q FY 2005

Particulars	Units	Volume			Realisation			
		3rd Quarter		Full Year	Units	3rd Quarter		Full Year
		2004-05	2003-04	2003-04		2004-05	2003-04	2003-04
VFY	Tons	4,667	3,952	15,694	Rs./Kg.	151	165	167
Garments	Lac Pcs.	18.5	17.7	74.3	-			
Carbon Black	Tons	41,499	29,846	118,182	Rs./MT	28,779	29,349	29,057
YARNS								
Worsted	Tons	998	1,177	4,302	Rs./Kg.	398	394	419
Flax	Tons	629	343	1,041	Rs./Kg.	373	394	382
Synthetic	Tons	2,748	2,411	10,676	Rs./Kg.	122	120	115
Total Yarn	Tons	4,375	3,931	16,019	Rs./Kg.	-	-	-
Fabric	000 Mtrs	996	810	2,798	Rs./Mtr	196	178	181

Annexure VI

INDIAN RAYON
ADITYA BIRLA GROUP

Sales Volume and Realization: 9M FY 2005

Particulars	Volume	Volume			Realisation			
	Units	9 Months		Full Year	Units	9 Months		Full Year
		2004-05	2003-04	2003-04		2004-05	2003-04	2003-04
VFY	Tons	12,360	11,670	15,694	Rs./Kg.	153	169	167
Garments	Lac Pcs.	60.5	55.9	74	-			-
Carbon Black	Tons	123,567	84,933	118,182	Rs./MT	27,799	29,482	29,057
YARNS								
Worsted	Tons	3,188	3,151	4,302	Rs./Kg.	410	411	419
Flax	Tons	1,303	750	1,041	Rs./Kg.	368	377	382
Synthetic	Tons	8,339	7,834	10,676	Rs./Kg.	121	119	115
Total Yarn	Tons	12,830	11,735	16,019	Rs./Kg.	-	-	-
Fabric	000 Mtrs	2,620	2,131	2,798	Rs./Mtr	198	182	181

Annexure VII

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, *information or* events, or otherwise.

Indian Rayon And Industries Limited

Regd. Office: Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 025

Website: www.adityabirla.com or www.indianrayon.com

Email: Irilcfd@adityabirla.com

INDIAN RAYON

ADITYA BIRLA GROUP

Performance Review

2004-05

Mumbai, 27th April 2005

Investor Presentation

Presentation Structure

- Significant initiatives and Business highlights
- Indian Rayon's (Consolidated) financial performance
- Indian Rayon's (Standalone) financial performance
- Business performance
- Growth outlook

Significant initiatives across businesses

VFY

- Expanded CSY capacity of 1,000 TPA stabilized
- Initiated work on
  - → 20 MW captive power plant
  - → 85 TPD caustic soda expansion in 2 phases

Carbon Black

- 40,000 TPA expansion in Mar-04 fully utilized
- 10,000 TPA added by de-bottlenecking
- Initiated brown-field expansion of 50,000 TPA

Textiles

- 20 looms (1,15,000 mtrs per month) added in Linen Fabric
- 4,000 TPA wool combing facility being installed

Garments

- Controlled retail expanded in big way
- Distribution agreement with ESPIRIT

Life Insurance

- 11 new branches opened
- 11 more branches this year

BPO

- Addition of 850 seats
- Further addition of 450 seats by year-end

Insulator JV

- 8,000 TPA expansion at Halol

Business Highlights

Business	Growth in Full year		Highlights for the year
	Revenue	Profits	
Garments	↑	↑	Richer product mix, New and innovative products
VFY	↑	↓	VFY realisation under pressure; Chlor-alkali demand on a rise; Implemented revised work norms; To result in productivity improvement
Carbon Black	↑	↓	Deeper penetration into export market; Margins impacted by change in custom duty
Textiles	↑	↑	Linen Fabric segment outperformed
Insulator-JV	↑	↓	Satisfactory progress on yield and efficiency improvement efforts; Low exports affected profitability
Life Insurance	↑	↑	Maintained No.2 position amongst private players; Focus on alternate channel for new business contributed
IT Services	↓	↑	Curtailed losses by focusing on target segments and reducing non-profitable segments
BPO	↑	↑	Increased share of non-voice business; Earned positive net profit

Consolidated Revenue

- Consolidated revenue jumped to Rs 3,189.3 Crs
  - → Indian Rayon standalone revenue grew by 18%

Rs. Cr.


2404.3
33%
3189.3
FY 04
FY 05

Indian Rayon Consolidated


1577.4
18%
1860.6
FY 04
FY 05

Indian Rayon Standalone

Consolidated Revenue

Cont...

Rs. Cr.

Revenue	Full Year				Growth
	2004-05		2003-04		
	Actual	IRIL share	Actual	IRIL share	
Indian Rayon (Standalone)	1,860.6	1,860.6	1,577.4	1,577.4	18%
Insurance	956.2	956.2	545.3	545.3	75%
Software	82.0	82.0	86.0	86.0	5%
BPO	107.8	107.8	69.3	57.3	56%
Others	1.0	1.0	1.0	1.0	
Insulator	168.8	84.4	163.7	81.8	
Telecom	2,270.4	97.3	1,296.7	55.6	
Consolidated	5,446.8	3,189.3	3,739.2	2,404.3	33%



Software 3%
BPO 3%
Insulator 3%
Telecom 3%
Insurance 30%
Indian Rayon 58%

FY05

All-round growth across businesses

Consolidated PAT

- **Consolidated Profit improved by 77%**
  - → Indian Rayon profits before exceptional items up 9%
    - *Exceptional items affected net profits*

Rs. Cr.



33.1
58.6
77%
FY 04
FY 05

Indian Rayon Consolidated



FY 04
FY 05
111.3
121.4
131.3
113.7
9%
13%
Before Exceptional
After Exceptional

Indian Rayon Standalone

Consolidated PAT

Cont…

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

PAT	Full Year				
	2004-05		2003-04		
	Actual	IRIL share	Actual	IRIL share	
Indian Rayon (Standalone)					
Before Exceptional items	121.4	121.4	111.3	111.3	↑ 9%
Exceptional Items	(7.6)	(7.6)	20.0	20.0	
After Exceptional items	113.7	113.7	131.3	131.3	↓ 13%
Insurance	(60.6)	(44.9)	(77.7)	(57.5)	↑ 22%
Software	(2.6)	(2.6)	(20.9)	(20.9)	↑ 88%
BPO	1.0	1.0	(4.1)	(2.2)	↑ 125%
Others	0.8	0.8	(0.3)	(0.3)	
Insulator	(25.3)	(12.7)	(14.2)	(7.1)	↓ 79%
Telecom	74.1	3.2	(236.4)	(10.1)	
Consolidated	101.2	58.6	(222.3)	33.1	↑ 77%

Indian Rayon (Standalone) Financial Performance

Revenue

Rs. Cr.


400.2
22%
487.0
Q4 FY 04
Q4 FY 05


1577.4
18%
1860.6
FY 04
FY 05

Impressive Growth of 18% YoY

Segmental Revenue

Rs. Cr.

Revenue	4th Quarter			Full Year			
	2004-05	2003-04	Variance	2004-05	2003-04	Variance	
Garments	108.7	89.0	19.6	472.4	391.7	80.7	21%
VFY	91.2	84.9	6.3	352.0	335.2	16.8	
Carbon Black	123.7	89.9	33.8	467.2	340.3	126.9	37%
Textiles	124.7	107.1	17.5	456.1	397.0	59.1	15%
Insulator	35.3	21.7	13.7	100.1	72.5	27.6	38%
Others	3.4	7.5	(4.1)	12.7	40.7	(28.0)	
Total	487.0	400.2	86.8	1,860.6	1,577.4	283.2	18%

Growth across businesses

Revenue composition


Others
3%
Insulator
5%
VFY
21%
Textiles
25%
Carbon Black
22%
Garments
24%

FY04


Others
1%
Insulator
5%
VFY
19%
Textiles
25%
Carbon Black
25%
Garments
25%

FY05

Garments, Carbon Black and Textiles contributes equally

Operating Profits

Rs. Cr.

PBDIT


64.3
9%
70.2
Q4 FY 04
Q4 FY 05


263.3
264.0
FY 04
FY 05

INDIAN RAYON
ADITYA BIRLA GROUP

Segmental Operating Profit

Rs. Cr.

PBDIT	4th Quarter			Full Year			
	2004-05	2003-04	Variance	2004-05	2003-04	Variance	
Garments	9.6	6.9	2.7	39.2	28.4	10.8	38% ↑
VFY	21.8	24.0	(2.2)	87.6	99.4	(11.8)	12% ↓
Carbon Black	20.8	19.1	1.8	77.2	79.6	(2.4)	
Textiles	9.6	6.9	2.7	33.3	23.8	9.6	40% ↑
Insulator	7.9	6.6	1.3	21.6	21.4	0.2	
Others	0.5	0.8	(0.3)	5.1	10.7	(5.6)	
Total	70.2	64.3	5.8	264.0	263.3	0.8	↔

Garments and Textiles shows impressive growth

Operating profit composition



Insulator 8%
Others 4%
VFY 38%
Textiles 9%
Carbon Black 30%
Garments 11%

FY04



Insulator 8%
Others 2%
VFY 33%
Textiles 13%
Carbon Black 29%
Garments 15%

FY05

Garments and Textiles share increased

Net interest moves up

Interest Expense

Rs. Cr.

Full Year


24.0
22.9
FY04
FY05

4th Quarter


5.3
6.7
FY04
FY05

Interest Income

Rs. Cr.


Surplus fund used for Working capital and Capex
9.2
4.3
FY04
FY05


1.7
1.2
FY04
FY05

Exceptional Items

Rs. Cr.

Particulars	4th Qtr		Full Year	
	2004-05	2003-04	2004-05	2003-04
Voluntary Retirement Scheme at Rayon Division	(0.6)	-	(9.5)	-
Gain on sale of Global Exports	-	-	4.0	-
Gain/loss on Strategic Investments	(0.3)	-	(2.1)	20.0
Total	(0.9)	-	(7.6)	20.0

Financial Results (Standalone)

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	4th Quarter			Full Year			
	2004-05	2003-04	Variance	2004-05	2003-04	Variance	
Net Sales	486.9	400.2	86.8	1,860.6	1,577.4	283.2	18%
Other Income	2.7	3.2	(0.6)	10.1	14.2	(4.2)	
Operating Profit (PBDIT)	70.2	64.3	5.9	264.0	263.3	0.8	
Less: Interest and Finance Expenses	6.7	5.3	(1.5)	23.0	24.0	1.0	
Add: Interest Income	1.2	1.7	(0.5)	4.3	9.2	(4.8)	
Gross Profit (before Royalty)	64.7	60.8	3.9	245.4	248.5	(3.0)	
Royalty	-	-	-	-	5.5	5.5	
Depreciation/ Amortisation	20.6	20.3	(0.3)	80.7	81.5	0.8	
Profit Before Tax and Exceptional Items	44.0	40.5	3.5	164.7	161.5	3.3	2%
Exceptional Items	(0.9)	-	(0.9)	(7.6)	20.0	(27.6)	
Profit after Exceptional Items	43.2	40.5	2.7	157.1	181.4	(24.3)	
Provision for Taxation	3.6	12.9	9.3	43.4	50.2	6.8	14%
Net Profit	39.5	27.6	12.0	113.7	131.3	(17.5)	13%
Less: Exceptional Items	(0.9)	-		(7.6)	20.0		
Tax thereon	(0.2)	-		(3.5)	-		
Net Profit before Exceptional Item	40.2	27.6	12.6	117.9	111.3	6.5	6%

Business Performance

Garments: Strong performance continued

- **Fashion brands strengthened further**
  - → Successful conversion from “Shirt Brands” to “Wardrobe Brands”
  - → Continued focus on innovative designs and technology
- **Louis Philippe and Peter England crosses Rs. 100 Cr revenue mark**
- **Peter England rejuvenated; On a profitable growth trajectory**
  - → Portfolio enriched with launch of PE suits
- **Retail presence enhanced**
  - → 21 high quality stores opened during the year
- **Volumes grew by 10%**
  - → Notwithstanding US Embargo on Contract Exports
  - → Volume of branded business grew by 14%

“Best apparel company of the year, 2004” by IFFA

Market Leadership with Richer Product Mix

Garments: Continued strong growth

- **Revenue up 21%**
  - → Significant contribution from higher price points and Value added products
  - → Positioning of suits strengthened
- **PBDIT up by 70% at Rs. 39.2 Cr**
  - → Richer product mix with higher realization
  - → Improved cost structure helped



Revenue (Rs. Cr.)
356.1
326.1
391.7
472.4
FY02
FY03
FY04
FY05

- **Ad spend at Rs. 44.6 Cr. contained at 9% of revenue**
  - → Effective media planning
  - → Towards sustaining brand leadership
  - → New showrooms opening



ROCE (%)
-3.3
-7.3
-0.8
5.2
FY02
FY03
FY04
FY05

Business ROCE turned positive

Garments: Performance Summary

Rs. Cr.

Particulars	4th Quarter		Full Year		
	2004-05	2003-04	2004-05	2003-04	
Sales Volumes (Lac Pcs.)	22.8	18.4	83.3	75.5	
Revenue	108.7	89.0	472.4	391.7	21%
Operating Profit	14.0	11.5	83.8	67.6	
Advt. Expenses	4.4	4.6	44.6	39.2	
PBDIT	9.6	6.9	39.2	28.4	
Royalty	-	-	-	5.5	
PBDIT after Royalty	9.6	6.9	39.2	23.0	70%
PBIT	3.4	0.0	13.0	(1.8)	
Capital Employed	252.2	242.2	252.2	242.2	
ROCE (Annualised) (%)	5.4	0.1	5.2	(0.8)	

Benefits of scale to yield better returns

Garments: Bright prospect ahead…

- **Industry growing at a rapid pace**
  - → Positive consumer sentiments aided by organized retail
- **Madura Garments to maintain industry leadership amidst challenging environment**
  - → Reap benefits of fast growing organized retail
    - *Expanding "controlled retail" – a growth driver*
    - *Aggressive expansion plan; to be present in Upcoming Malls and High Street*
    - *New openings to deliver international retail experience*
  - → "Fashion Brands" becoming "LifeStyle Brands"
    - *Constant enrichment of product mix*
  - → Peter England to be made a "Mega Brand"
    - *Expand reach to masses*
    - *Supply chain management efforts*
  - → Be a niche player in Contract Exports
    - *Design and delivery capabilities*
  - → Simultaneous focus on cost efficieny
    - *Optimize Ad spend*
    - *Efficient management of discounting and outsourcing*

VFY: Higher volumes and stable prices

- **Market sentiments remained challenging**
  - → Pressure to liquidate accumulated stocks and cheap imports from China
  - → At year end, industry stocks reduced from 60 days to 36 days
- **Satisfactory operating performance**
  - → 1,000 TPA CSY expansion stabilized
  - → 106% utilization at expanded capacity
  - → Aggressive marketing efforts reduced Indian Rayon's stocks to 24 days
- **Encouraging Chemicals business performance**
  - → Increased volumes with higher capacity utilization
  - → ECU realization up by 20%
- **Revenue up by 5% though margin declined from 30% to 25%**
  - → Lower YoY realizations
  - → Higher wood pulp / coal costs
  - → VRS helped partially; however, full benefits to accrue next fiscal



Realisation (Rs./Kg)
165
175
165
160
157
151
151
151
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

VFY: Performance Summary

Rs. Cr.

Particulars	4th Quarter		Full Year		
	2004-05	2003-04	2004-05	2003-04	
Production (Tons)	4,147	4,031	16,420	16,060	
Capacity Utilization (%)	103.7	107.5	105.9	107.1	
Sales Volumes (Tons)	4,085	4,024	16,445	15,694	↑ 5%
VFY Realisation (Rs./Kg.)	151	160	152	167	
Revenue- VFY	61.6	64.5	250.5	261.9	↓ 4%
- Chemical	29.6	20.4	101.5	73.3	↑ 38%
Revenue	91.2	84.9	352.0	335.2	
PBDIT	21.8	24.0	87.6	99.4	↓ 12%
PBIT	15.9	19.0	66.3	77.9	
Capital Employed	318.6	264.4	318.6	264.4	
ROCE (Annualised) (%)	20.0	28.8	20.8	29.5	

Higher VFY volumes and better ECU realization

VFY: Prospects improving

- **Demand recovery to sustain**
  - → Improving export prospects for VFY based products
- **Strategic efforts to capitalize on emerging opportunities**
  - → Market development efforts to grow business further
    - *Working with VFY end-users to improve their quality / productivity*
  - → Technological improvement to further improve quality
- **Simultaneous focus on reaping benefits of recent initiatives**
  - → CSY capacity utilization
  - → Improving productivity with revised work norms and VRS
- **Capex initiatives**
  - → Work initiated on 20 MW captive power plant
  - → Capacity addition of Caustic Soda by 85 TPD

Carbon Black: Capturing volume growth

- **Volumes surged 40% to 165,095 MT**
  - → Rising domestic volumes; market share maintained
  - → Enhanced capacity operating at 102%
  - → Rising exports with greater penetration into Asian markets
- **Realization however declined 3% YoY**
  - → Impacted by duty reduction
  - → Rising share of exports
- **Revenue grew by 37% to Rs. 467.2 Cr.**
  - → Higher volume and energy sales is key
- **Higher costs impacted profitability**
  - → CBFS cost higher by 5.6% YoY
  - → High Sea-freight
- **Operating profit and ROCE down marginally**



Volumes (MT)
24,868
30,219
29,847
33,249
40,899
41,170
41,499
41,528
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05



Realisation (Rs./Ton)
30,047
29,151
29,347
27,961
27,032
27,542
28,779
29,826
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

Carbon Black: Performance Summary

Rs. Cr.

Particulars	4th Quarter		Full Year	
	2004-05	2003-04	2004-05	2003-04
Production (Tons)	41,138	31,169	164,025	118,707
Capacity Utilization %	99.1	93.5	101.6	100.3
Sales Volumes (Tons)	41,528	33,249	165,095	118,182
Realisation (Rs./Ton)	29,798	27,038	28,302	28,795
Revenue	123.7	89.9	467.2	340.3
PBDIT	20.8	19.1	77.2	79.6
PBIT	16.2	15.1	60.3	64.7
Capital Employed	371.9	333.0	371.9	333.0
ROCE (Annualised) (%)	17.5	18.2	16.2	19.4

40% (up)

3% (down)

Carbon Black: Improving prospects

- **Domestic market outlook remains strong**
  - → Robust auto / tyre sector demand
- **Encouraging export prospects**
  - → Leveraging coastal location advantage
- **Focus on R&D for value added grades**
- **Working with Tyre majors to reduce the impact of rising CBFS prices**
- **Initiated work on 50,000 TPA brown-field expansion at Chennai**

Market mix optimization to help improving returns

Textiles: Profits improve across segments

- **Linen fabric: Benefited from**
  - → Increased demand from growing usage
    - *Worked with leading Brands for promoting use of Linen*
  - → Capacity enhancement and technology up-gradation
- **Flax yarn: Performance backed by higher volumes**
  - → Improved operational efficiency complemented
- **Worsted segment: Value added products and stable input prices helped to improve profitability**
- **Synthetic Yarn: Rising share of specialty yarn coupled with increased productivity**
- **Revenue up 15% YoY to Rs 456.1 Cr**
- **Operating profits jumped**
  - → From Rs. 23.8 Cr to Rs. 33.3 Cr
- **Business returns improved to 9%**


ROCE (%)
6.5
5.7
4.3
9.4
FY02
FY03
FY04
FY05

Textiles: Performance Summary

INDIAN RAYON
ADITYA BIRLA GROUP

Rs. Cr.

Particulars	4th Quarter		Full Year		
	2004-05	2003-04	2004-05	2003-04	
Sales-Fabric('000 Mtrs)	973	667	3,593	2,798	
Flax Yarn (Tons)	320	291	1,623	1,041	
Worsted (Tons)	1,192	1,152	4,381	4,302	
Synthetic (Tons)	3,087	2,842	11,425	10,676	
Revenue - Fabrics	20.9	12.9	74.2	51.8	43%
Flax Yarn	11.5	11.3	59.4	39.7	50%
Worsted	54.6	46.7	184.4	180.1	
Synthetic	37.7	36.2	138.1	125.4	
Total Revenue	124.7	107.1	456.1	397.0	
Operating Profit	9.6	6.9	33.3	23.8	40%
PBIT	6.4	3.2	19.8	6.6	
Capital Employed	211.3	153.4	211.3	153.4	
ROCE (Annualised) (%)	12.0	8.2	9.4	4.3	500bps

Strong performance of Linen Fabric and Flax Yarn

Textiles: Performance set to improve

- **Increasing awareness of Linen fabric**
  - → To promote greater usage
  - → Focus on wide availability across retail chains
  - → Deeper penetration into the premium segment
- **Conversion of synthetic yarn facility to EOU**
  - → To focus on specialty yarns targeted at niche segment
- **Expansion of Wool combing by 4,000 TPA being completed in phased manner**
  - → To become fully operational by Jun-05

Insulators: Domestic Marketing

Rs. Cr.

Particulars	4th Quarter		Full Year	
	2004-05	2003-04	2004-05	2003-04
Revenue	35.3	21.7	100.1	72.5
PBDIT/ PBIT	7.9	6.6	21.6	21.4
Capital Employed	21.0	20.0	21.0	20.0

- **Revenues up 38% to Rs. 100.1 Cr.**
  - → Share of direct sales volume increased from 42% to 60%
- **Volumes down 6% at 15,310 MT**
  - → Increased share of value added product
- **Operating profit maintained at Rs. 21.6 Cr.**
  - → Despite high input cost
- **Positive domestic demand outlook**

Insulator JV: Improvement efforts underway

- **Brownfield expansion of 8,000 TPA commissioned in Dec-04**
  - → Full benefits to accrue next fiscal
  - → Production up by 6% at 25,469 MT
- **Improvement in yield of Transmission & Distribution products**
- **Sales volume down at 24,412 MT**
  - → Lower volume in domestic market due to *focus* on high value added products
  - → Exports lower due to relatively weak demand and stringent quality standards
- **Revenue marginally up at Rs. 168.8 Cr**
  - → Higher realization in domestic market
- **Losses incurred on account of**
  - → Higher rejections and process improvement initiatives
  - → Higher input costs
  - → Unutilized capacity due to lower exports
- **Performance to improve going forward**
  - → Volume growth and higher value products from expanded capacity
  - → Quality and yield benefits from initiatives under way with NGK experts
  - → Increased input cost to be passed neutralized by superior realization

Insulators JV: Performance Summary

Rs. Cr.

Particulars	Full Year	
	2004-05	2003-04
Production (Tons)	25,469	24,048
Sales Volumes (Tons)	24,412	24,967
Revenue	168.8	163.7
PBDIT	(15.6)	(10.6)
PBIT	(23.4)	(17.1)
PAT	(25.3)	(14.2)
Capital Employed	179.2	152.9
IRIL Equity Investment	12.5	12.5

Improvement efforts underway

Life Insurance: Market share continue to grow

- **Strong market position; Improving market share**



Private Players
Birla Sunlife (RHS)
25
20
15
10
5
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05

- **Distribution network strengthened further**
  - → 9,468 agents with higher productivity
  - → Strong alternate channel with 114 Bancassurance/Corporate agents/Brokers
    - *25 added during the year*
  - → Branches increased to 44, 11 opened during the year
    - *Reach increased to 30 cities*
  - → Tied up with 8 NGOs to enlarge rural presence

"Best private Life Insurance company, 2004"*

* By Outlook Money – Dec 2004

Life Insurance: Strong growth in Premium income

- **Premium income up 70% to Rs. 915.5 Cr**



Premium Income (Rs. Cr.)
Average Ann Premium (Rs.)
14140
16580
23120
34550
31.6
131
461.3
607.4
FY02
FY03
FY04
FY05

→ New Business Annualized Premium up by 31% to Rs. 607.4 Cr.

- *Impressive growth of 74% in Individual Life Business*

→ Unit linked business contributed more than 98%

→ Product portfolio strengthened with launch of Woman first and Credit Guard plan

- **Average per policy premium improved by 49% to Rs. 34,550 for FY 2005 over FY 2004**
- **Losses decreased with higher share of renewal premium and is inline with plan**
- **IRIL contributed Rs. 44.4 Cr. in FY 05; (cumulative investment Rs. 260.5 Cr.)**

Life Insurance: Performance Summary

Rs. Cr.

Particulars	Full Year		
	2004-05	2003-04	
New Business-Annualized Premium			
Individual Business	521.4	299.5	
Group Business	86.0	163.0	
Total New Business	**607.4**	**462.6**	31%
Premium Income			
First Year Premium	593.3	426.5	
Renewal Premium	294.2	87.7	
Single Premium	28.0	23.3	
Total Premium Income	**915.5**	**537.5**	70%
PBIT/PBT	(60.6)	(77.7)	22%
Share Capital	350.0	290.0	

No of Individual Policies issued increased 28% YoY at 198,281 policies

Higher renewal income to fuel profitability

Life Insurance: Tapping high growth

- **Tap lower penetration of insurance with value differentiator**
  - → Strengthen the branch network
    - *11 to be added next year increasing reach to B & C cities*
  - → Improving agent productivity
- **Focus to remain on ULIP**
  - → Continuous improvement in product portfolio inline with market
- **Earning trust of customers**
  - → Superior returns with transparency
    - *Launch of Crisil benchmark indices*
  - → Delivering superior customer value
  - → Efficient policy administration through process improvement

IT Services: EBITDA maintains positive trend

- **Software revenue flat at Rs 77.7 Cr**
  - → Focus on key clients in Banking, Finance and Insurance
  - → Conscious efforts to exit non-core business viz. hardware business
  - → New focus on Independent Software Vendor (ISV) segment
- **Healthy gross margin at 36% (26%)**
  - → Improving project profile
  - → Share of high margin off-shore business increased to 31% vs. 20% last year
  - → Improved manpower utilization at 75%
- **Positive EBIDTA of Rs. 1.8 Cr against negative EBITDA of Rs. 6.7 Cr**
- **Focus on achieving sustainable profitability through:**
  - → Strengthening of marketing and delivery capabilities
  - → Increased share of offshore developmental activities
  - → Synergistic inorganic growth opportunities

IT Services: Performance Summary

Rs. Cr.

Particulars	Full Year	
	2004-05	2003-04
Software Revenue	77.7	76.9
Hardware Revenue	4.4	9.1
Total Revenue	82.1	86.0
Gross Margin	29.5	22.7
SG&A	27.7	29.4
EBITDA	1.8	(6.7)
PAT before excepional items	(2.6)	(18.2)
Exceptional Items	-	(2.7)
PAT	(2.6)	(20.9)
Capital Employed	19.7	25.3
IRIL Equity Investment	100.3	100.3

Looses curtailed by 88%

Positive EBITDA trend continued for the year

BPO: Growth momentum sustained

- **Impressive ramp-up of expanded capacity**
  - → Improved capacity utilization post expansion
- **Enriched client portfolio**
  - → 6 new clients added during current fiscal
  - → Business from existing clients ramping up
  - → 8 clients with more than $ 1 Mn revenue
- **Revenues up 56% to Rs. 108.2 Cr**
- **Business profits turned positive despite capacity expansion**
  - → Continued cost optimization
  - → New push in Technical Support vertical



Employees
Seats
FY2005
1,656
3,235
FY2004
1,005
1,846



Revenue (Rs. Cr.)
15.5
18.7
23.1
20.9
23.9
26.8
36.6
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

BPO: Performance Summary

Rs. Cr.

Particulars	Full Year	
	2004-05	2003-04
No of Op Seats	1,656	1,005
No of Employees	3,235	1,846
Voice	87.6	57.3
Non-Voice	20.7	12.2
Revenue	108.2	69.4
PBDIT	14.2	2.9
PBIT	2.5	(3.7)
PAT	1.0	(4.1)
Capital Employed	61.5	53.8
IRIL investment	68.8	68.8

56%

Turned positive

Profits follow revenue growth and new capacity utilization

BPO: Well placed for high growth

- **Industry growth forecasts impressive**
- **Heightened growth momentum through:**
  - → Quality clientele
    - *Strong focus on new and existing clients*
  - → Improved asset utilization through
    - *Optimum mix of voice and non voice business*
    - *Inbound vs. Outbound in voice business*
  - → Robust delivery capabilities
    - *Improved SLAs*
    - *World Class facilities*
- **Sustain growth momentum through**
  - → Capacity addition
  - → Pursue value accretive inorganic growth
- **High attrition remains a key challenge**
  - → Though an industry wide phenomenon

Significant transformation in recent years

- **1998**
  - De-merger of Cement business through a Group-wide Restructuring
  - Closure of unviable Sea Water Magnesia project
- **1999**
  - Buy-back of equity shares
- **2000**
  - Allen Solly, Van Heusen, Louis Philippe, Peter England — Acquisition of Madura Garments
- **2001**
  - Birla Sun Life Insurance — Insurance Joint Venture with Sun Life of Canada
  - PSI Data Systems — Acquisition of PSI Data System From Group Bull SA, France
- **2002**
  - De-merger of Insulators into a JV with NGK of Japan
- **2003**
  - TransWorks — Foray into the BPO sector through the acquisition of Transworks
- **2004**
  - Carbon Black Brownfield Expansion at Gummidipoondi
  - All-round growth/ consolidation across diversified business

Entry into new businesses with high growth-potential

New business gaining growth

New business revenues
as % of aggregate Revenues



Rs. Crores
Traditional Businesses
Insurance
New businesses as % of total sales
Garments
Software/ BPO
3,500
3,000
2,500
2,000
1,500
1,000
500
0
5%
23%
27%
31%
45%
53%
FY00
FY01
FY02
FY03
FY04
FY05

New business impact to be more prominent in coming years, helped by success of strategic efforts

Capex and Investment Plan

Rs. Cr.

	Particulars	Total Plan FY06-FY08	Spending Plan FY 2006	FY 2007	FY 2008
A	Project Based				
	VFY / Chemical	165.0	70.2	58.4	36.4
	Carbon Black	103.5	94.0	9.5	
	Textiles	23.9	23.9		
	Sub-Total A	**292.4**	**188.1**	**67.9**	**36.4**
B	Modernization				
	VFY / Chemical	33.4	33.4		
	Garments	119.9	50.0	36.1	33.8
	Carbon Black	20.3	16.2	4.1	
	Textiles	13.5	12.1	1.4	
	Others	0.5	0.5		
	Sub-Total B	**187.6**	**112.3**	**41.6**	**33.8**
C	**Total Capex at IRIL (A+B)**	**480.1**	**300.3**	**109.5**	**70.2**
D	**Investment in Insurance**	**155.4**	**88.8**	**66.6**	
E	**Total Capital Outlay (C+D)**	**635.5**	**389.1**	**176.1**	**70.2**
F	Major Capex in JV/ Subsidiaries/Satcos				
	Insulators	16.0	16.0		
	BPO	21.3	21.3		
	Satcos	33.7	25.9	7.8	-
	Sub-Total F	**71.0**	**63.2**	**7.8**	**-**
	Grand Total (E+F)	**706.4**	**452.3**	**183.9**	**70.2**

Growth Outlook

Business	Outlook	Growth drivers
Garments	Positive	Growth driven by retail expansion, positive market sentiments and growth initiatives
VFY	Moderate	Thrust on quality, captive power plant and buoyant chlor-alkali segment should help in offsetting the present difficult market conditions
Carbon Black	Positive	Proposed expansion should push volumes, however, volatile CBFS prices remains cause of concern
Textiles	Positive	Focus on niche areas and positive textile environment post WTO
Insulator-JV	Moderate	JV should contribute with stabilization of new kiln and quality efforts
Life Insurance	Positive	Strong market position should help in achieving positive profits from FY 2007
IT Services	Moderate	Reinforced leadership team and focus on marketing should help in breaking the growth barrier
BPO	Positive	Further expansion and new clients should make business achieve targeted profitability

Indian Rayon on a profitable growth trajectory

In Sum…



Profitable Growth
with
GARMENTS
INSURANCE
IT SERVICES
BPO
CARBON BLACK
INSULATORS
VFY
TEXTILES

Dedicated to deliver better results quarter after quarter

Annexure

Profitability Snapshot – Indian Rayon Standalone

Rs. Cr.

	Full Year		
	2004-05	2003-04	2002-03
Gross Turnover	1,987.8	1,717.6	1,593.4
Net Turnover	1,860.6	1,577.4	1,442.4
PBDIT	264.0	257.8	240.2
PBDIT Margin (%)	14.2	16.3	16.7
Net Interest	18.6	14.8	21.7
PBDT	245.4	243.0	218.5
PAT before exceptional items	121.4	111.3	112.5
PAT	113.7	131.3	105.3
PAT Margin (%)	6.1	8.3	7.3
EPS (Rs.)	19.0	21.9	17.6
CEPS (Rs.)	32.1	36.5	33.8
Dividend (%)	40.0%	40.0%	37.5%
Interest Cover (x) (PBDIT/ Net Interest)	14.2	17.4	11.1

Annexure I



PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
0
13.6
16.7
16.4
14.2
192
240
258
264
FY2002
FY2003
FY2004
FY 2005



Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
75
65
55
45
35
25
15
5
(5)
20
15
10
5
0
4.2
11.1
17.4
14.2
46
22
15
19
FY2002
FY2003
FY2004
FY2005

Balance Sheet Snapshot – Indian Rayon Standalone

Rs. Cr.

	Full Year		
	2004-05	2003-04	2002-03
Equity	59.9	59.9	59.9
Net Worth	1,354.1	1,267.7	1,170.8
Long Term Debt	240.9	180.1	175.2
Short Term Debt	207.7	194.3	70.1
Total Debts	448.6	374.3	245.3
Capital Employed	1,802.7	1,642.0	1,416.1
Net Block	810.3	740.4	691.0
Net Working Capital	418.3	287.5	337.2
Deferred Tax Liabilities	(125.5)	(127.5)	(126.4)
Strategic Investments	618.3	581.6	412.2
Other Investments	81.3	160.0	102.1
Total Investments	699.7	741.6	514.3
ROACE (at PBIT) (%)	14.2	11.5	11.4
ROANW (at PAT) (%)	8.7	10.8	9.3
Book Value (Rs.)	226.1	211.7	195.5
Total Debt Equity (x)	0.33:1	0.3:1	0.21:1
Long Term Debt Equity (x)	0.18:1	0.14:1	0.15:1
Market Capitalisation	2,390.7	1,131.4	450.9



Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
0.4
1,091
1,533
1,171
1,416
0.2
1,268
1,642
0.3
1,354
1,803
0.3
FY2002
FY2003
FY2004
FY2005

Annexure II

Segmental Performance – Indian Rayon Standalone

Rs. Cr.

4th Quarter

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
Garments	108.7	89.0	3.4	0.0	243.8	241.4	5.6	0.1
VFY	91.2	84.9	15.9	19.0	299.7	265.3	21.3	28.7
Carbon Black	123.7	89.9	16.2	15.1	356.3	309.0	18.2	19.6
Textiles	124.7	107.1	6.4	3.2	197.1	156.4	12.9	8.1
Insulators	35.3	21.7	7.9	6.6	19.7	18.3	160.9	144.6
Others (Argon Gas, Trading)	3.4	7.5	1.9	1.4	13.3	19.0	56.8	28.4
Total Operating Assets	487.0	400.2	51.8	45.3	1,129.9	1,009.5	18.3	18.0
Corporate Assets	-	-	(2.2)	(1.3)	663.1	599.6	(1.3)	(0.9)
Total	487.0	400.2	49.6	44.0	1,793.0	1,609.1	11.1	10.9

Full Year

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04	2004-05	2003-04
Garments	472.4	391.7	13.0	(1.8)	247.2	221.3	5.3	(0.8)
VFY	352.0	335.2	66.3	77.9	291.5	262.7	22.7	29.7
Carbon Black	467.2	340.3	60.3	64.7	352.4	300.9	17.1	21.5
Textiles	456.1	397.0	19.8	6.6	182.4	164.1	10.9	4.0
Insulators	100.1	72.5	21.6	21.4	20.5	12.0	105.6	178.7
Others (Argon Gas, Trading)	12.7	40.7	6.2	4.5	15.0	19.4	41.3	23.3
Total Operating Assets	1,860.6	1,577.4	187.3	173.3	1,109.0	980.3	16.9	17.7
Corporate Assets	-	-	(3.9)	3.0	627.0	548.7	(0.6)	0.6
Total	1,860.6	1,577.4	183.3	176.3	1,736.0	1,529.1	10.6	11.5

Annexure III

Consolidated Financials

Rs. Cr.

	Particulars	Investment	Revenue		Net Profit	
			2004-05	2003-04	2004-05	2003-04
A	**IRIL**		**1,861**	**1,577**	**114**	**131**
	Subsidiaries :					
	IT Services	100	82	86	(3)	(21)
	Insurance	261	956	545	(61)	(78)
	BPO	69	108	57	1	(2)
	Overseas Subsidiary/Investment Company	15	1	1	1	(0)
	Total Subsidiaries	444	1,147	690	(61)	(101)
	Less : Minority Interest				(16)	(20)
B	**IRIL Share in Subsidiaries**	**444**	**1,147**	**690**	**(46)**	**(81)**
	Joint Venture :					
	Insulators	12	84	82	(13)	(7)
	Telecom	97	97	56	3	(10)
C	**Share in Joint Venture**	**109**	**182**	**137**	**(9)**	**(17)**
D	**Consolidated for IRIL Group (A+B+C)**	**554**	**3,189**	**2,404**	**59**	**33**

Annexure IV

Growth in consolidated revenue

Financial snapshot: Indian Rayon Consolidated

INDIAN RAYON
ADITYA BIRLA GROUP

Profitability Snapshot

Particulars	Full Year		
	2004-05	2003-04	2002-03
Gross Turnover	3,325.6	2,551.9	1,927.3
Net Turnover	3,189.3	2,404.3	1,772.0
PBDIT	261.3	204.2	198.5
PBDIT Margin (%)	8.2	8.5	11.2
Net Interest	37.1	32.4	40.8
PBDT	224.2	171.8	157.8
Net Profit	58.6	33.1	36.7
Net Profit Margin (%)	1.8	1.4	2.1
EPS (Rs.)	9.8	5.5	6.1
CEPS (Rs.)	31.2	27.4	28.8
Dividend (%)	40.0%	40.0%	37.5%
Interest Cover (x) (PBDIT/ Net Interest)	7.05	6.31	4.87

Annexure V

Balance Sheet Snapshot

Particulars	Full Year		
	2004-05	2003-04	2002-03
Equity	59.9	59.9	59.9
Net Worth	1,093.9	1,062.6	1,059.4
Preference Share Capital	20.7	20.7	16.1
Advance against equity	-	-	4.8
Minority Interest	27.6	27.8	19.4
Total Debts	717.0	556.8	412.9
Capital Employed	1,859.3	1,668.0	1,512.5
Policyholders and other funds	1,212.3	539.1	110.1
Total Liabilities	3,071.5	2,207.1	1,622.7
Goodwill on consolidation	185.2	153.8	104.9
Net Block	1,110.1	993.6	949.1
Net Working Capital	433.3	307.8	346.2
Deferred Tax Liabilities	(125.7)	(127.6)	(128.4)
Investments	1,468.6	876.3	342.5
Life Insurance Investments	1,333.0	639.9	174.2
Other Investments	135.6	236.4	168.4
Miscelleneous Expenditure	-	3.0	8.4
ROCE (at PBIT) (%)	7.1	4.6	6.0
RONW (at PAT) (%)	5.4	3.1	3.5
Book Value (Rs.)	183	177	177
Total Debt Equity (x)	0.66:1	0.52:1	0.39:1

Production: Q4 FY 2005

INDIAN RAYON
ADITYA BIRLA GROUP

Particulars	Units	4th Quarter: 2004-05			4th Quarter: 2003-04		
		Capacity *	Production	%	Capacity *	Production	%
VFY	Tons	4,000	4,147	104%	3,750	4,031	107%
Carbon Black	Tons	41,500	41,138	99%	33,333	31,169	94%
YARNS		Spdl/MT	MT		Spdl/MT	MT	
Worsted	Tons	5,284	1,154		5,284	1,150	
Flax	Tons	1,484	294		1,484	311	
Synthetic	Tons	12,577	2,925		12,577	2,614	
Total	Tons	19,345	4,373		19,345	4,075	

* *Effective Capacity*

Annexure VI

Production: FY 2005

Particulars	Units	Full Year: 2004-05			Full Year: 2003-04		
		Capacity *	Production	%	Capacity *	Production	%
VFY	Tons	15,500	16,420	106%	15,000	16,060	107%
Carbon Black*	Tons	161,500	164,025	102%	118,333	118,707	100%
YARNS		Spdl/MT	MT		Spdl/MT	MT	
Worsted	Tons	21,136	4,362		21,136	4,284	
Flax	Tons	5,936	1,624		5,936	1,046	
Synthetic	Tons	50,308	11,441		50,308	10,336	
Total	Tons	77,380	17,427		77,380	15,665	

* *Effective Capacity*

Annexure VII

Sales Volume and Realization: Q4 FY 2005

Particulars	Units	Volume		Realisation		
		4th Quarter		Units	4th Quarter	
		2004-05	2003-04		2004-05	2003-04
VFY	Tons	4,085	4,024	Rs./Kg.	151	160
Garments	Lac Pcs.	22.8	18.4	-		
Carbon Black	Tons	41,528	33,249	Rs./MT	29,798	27,038
YARNS						
Worsted	Tons	1,192	1,152	Rs./Kg.	458	405
Flax	Tons	320	291	Rs./Kg.	358	389
Synthetic	Tons	3,087	2,842	Rs./Kg.	122	127
Total Yarn	Tons	4,599	4,285	Rs./Kg.	-	-
Fabric	000 Mtrs	973	667	Rs./Mtr	215	194

Annexure VIII

Sales Volume and Realization: FY 2005

Particulars	Volume	Volume		Realisation		
	Units	Full Year		Units	Full Year	
		2004-05	2003-04		2004-05	2003-04
VFY	Tons	16,445	15,694	Rs./Kg.	152	167
Garments	Lac Pcs.	83.3	75.5	-		
Carbon Black	Tons	165,095	118,182	Rs./MT	28,302	28,795
<u>YARNS</u>						
Worsted	Tons	4,381	4,302	Rs./Kg.	421	419
Flax	Tons	1,623	1,041	Rs./Kg.	366	381
Synthetic	Tons	11,425	10,676	Rs./Kg.	121	117
Total Yarn	Tons	17,429	16,019	Rs./Kg.	-	-
Fabric	000 Mtrs	3,593	2,798	Rs./Mtr	207	185

Annexure IX

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Indian Rayon And Industries Limited

Regd. Office: Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.indianrayon.com

Email: Irilcfd@adityabirla.com

INDIAN RAYON

ADITYA BIRLA GROUP

Performance Review

1st Quarter ended June 30, 2005

Mumbai, 28th July 2005

Investor Presentation

Contents

INDIAN RAYON
ADITYA BIRLA GROUP

Performance highlights

- **Capex Initiatives**
  - → Caustic Soda expansion of 45 TPD completed in July-05
  - → Doubling of wool combing facility to 8,000 TPA completed; full benefit to follow
  - → Other Capexes are on schedule except Carbon Black
    - *Carbon Black expansion awaiting Environmental clearance*
- **Strong growth achieved across businesses**
  - → Garment business performs better led by Fashion Brands
  - → VFY realizations remain under pressure; compensated by better Chemical performance
  - → Carbon Black margins improve with higher domestic sales
  - → Textile business saw an impressive growth led by Linen fabric and wool combing expansion
  - → Insulator domestic sales improved, however, continued pressure on export sales affected JV
  - → Life Insurance, the business continued to grow, however, share in new business affected
  - → BPO shows excellent performance with improved seat utilization and business ramp-up
  - → IT Services, margins improved though new business continued to be under pressure

Performance Highlights

Contd …

Revenue



416.1
17%
485.1
Q1 FY 05
Q1 FY 06

Net Profit



20.9
47%
30.8
Q1 FY 05
Q1 FY 06

Financial Performance

Segmental Revenue

Rs. Cr.

Revenue	1st Quarter: 2005-06			
	This quarter	Correspon ding quarter	Growth over corres qtr	
			Amount	%
Garments	128.0	107.1	20.9	19%
VFY	86.8	75.3	11.5	15%
Carbon Black	122.3	110.7	11.6	10%
Textiles	110.4	102.5	7.9	8%
Insulator	34.3	18.0	16.3	91%
Others	3.4	2.5	0.9	34%
Total	485.1	416.1	69.0	17%

Revenue grew across businesses

Segmental Revenue

Contd ...



Insulator 4%
Others 1%
VFY 18%
Textiles 24%
Carbon Black 27%
Garments 26%

Q1 FY05



Insulator 7%
Others 1%
VFY 18%
Textiles 23%
Carbon Black 25%
Garments 26%

Q1 FY06

Segmental Operating Profit

Rs. Cr.

PBDIT	1st Quarter: 2005-06			
	This quarter	Corresponding quarter	Growth over corres qtr	
			Amount	%
Garments	8.8	7.7	1.1	14%
VFY	21.6	19.6	2.1	11%
Carbon Black	22.1	19.7	2.3	12%
Textiles	10.9	5.4	5.5	103%
Insulator	7.9	4.0	3.9	99%
Others	1.2	(1.7)	2.9	168%
Total	72.5	54.6	17.9	33%

Performance improved across businesses

Segmental Operating Profit

Contd ...


Insulator
7%
Others
3%
VFY
34%
Textiles
9%
Carbon Black
34%
Garments
13%

Q1 FY05


Insulator
11%
Others
2%
VFY
30%
Textiles
15%
Carbon Black
30%
Garments
12%

Q1 FY06

Share of Textile and Insulator business increased

Net interest moves up


Interest Expense
Rs. Cr.
Higher borrowings to fund capex and working capital
5.1
6.8
Q1 FY05
Q1 FY06


Interest Income
Rs. Cr.
1.0
1.0
Q1 FY05
Q1 FY06

Financial Results

Rs. Cr.

Particulars	1st Quarter: 2005-06			
	This quarter	Correspoding quarter	Growth over corres qtr	
			Amount	%
Net Sales	485.1	416.1	69.0	17%
Other Income	2.5	1.3	1.1	
Operating Profit (PBDIT)	72.5	54.6	17.9	33%
Less: Interest and Finance Expenses	6.8	5.1	(1.7)	34%
Add: Interest Income	1.0	1.0	(0.0)	
Gross Profit (before Royalty)	66.7	50.6	16.1	32%
Depreciation/ Amortisation	20.2	19.7	(0.5)	3%
Profit Before Tax and Exceptional Items	46.6	30.9	15.7	51%
Exceptional Items	(0.7)	4.2	(4.8)	
Profit after Exceptional Items	45.9	35.1	10.8	31%
Provision for Taxation	15.2	14.2	(0.9)	7%
Net Profit	30.8	20.9	9.9	47%

Business Performance

Garments: Continues on growth trajectory

Rs. Cr.

Particulars	1st Quarter	
	2005-06	2004-05
Sales Volumes (Lac Pcs.)	23.8	20.0
Revenue	128.0	107.1
Operating Profit	20.8	20.2
Advt. Expenses	12.0	12.5
PBDIT	8.8	7.7
PBIT	2.7	1.2
Capital Employed	262.0	246.2
ROCE (Annualised) (%)	4.1	1.9

19%

128%

- **Strong business performance led by Fashion Brands**
- **Enhanced retail presence**
  - → Opened 16 retail stores in Q1 FY2006 against 21 stores in FY2005
- **Volumes & Revenues grew by 19%**
  - → Fashion brands contributed well
  - → Enhanced growth momentum in Peter England
- **Profitability improved considerably**
  - → Despite higher retailing cost and development costs for new contract export customers
- **Lower Ad spend played key role**
  - → 9% of sale against 12% in Q1 last year

Garments: Bright prospects ahead...

- **Industry growing at a brisk pace**
  - → Positive consumer sentiments driven by organized retail growth
- **Madura Garments to maintain industry leadership**
  - → Continuous effort to transform from "Wardrobe brands" to "Lifestyle brands"
  - → Peter England to be made a "Mega brand"
  - → Thrust on Contract Exports with focus on end to end (manufacturing to marketing)
- **Immediate term focus on**
  - → Expanding "controlled retail" – growth driver for the business
  - → Providing international shopping experience to consumers
  - → Optimizing retail costs and controlling discounts will be key

Thrust to grow brands into Superbrands

VFY: Performance supported by Chemicals

Rs. Cr.

Particulars	1st Quarter 2005-06	1st Quarter 2004-05	Change
Production (Tons)	4,218	3,963	
Capacity Utilization (%)	105.5	105.7	
Sales Volumes (Tons)	3,926	3,485	6% ↑
VFY Realisation (Rs./Kg.)	141	157	10% ↓
Revenue- VFY	55.3	54.7	
- Chemical	31.5	20.6	53% ↑
Revenue	86.8	75.3	
PBDIT	21.6	19.6	11% ↑
PBIT	15.9	14.7	
Capital Employed	336.0	264.0	
ROCE (Annualised) (%)	19.0	22.2	

- **VFY revenues maintained**
  - → Backed by 13% higher volumes
  - → VFY realizations remained under pressure
    - *Weak global prices*
    - *Low priced Chinese import*
      - *5% duty reduction, compounded the problem further*
    - *Pressure of high industry stock continued*
- **Chemical performance improved remarkably; compensated for VFY pressure**
  - → Revenue supported by higher volumes and high ECU realization
    - *ECU realization up by 52%*
- **Revenue thus up by 15%**
- **Business profitability maintained; PBDIT up 11%**
  - → Chemicals performance driving bottom line growth in spite of lower VFY realizations
- **VRS offered to 35 persons at a cost of Rs. 0.7 Cr**
- **45tpd caustic Soda expansion completed in July-05 ahead of schedule**

VFY: Challenging Outlook

- **Domestic demand stable; yet industry stock down from 56 days to 39 days**
- **Low price imports remain a cause of concern**
  - → Anti-dumping investigation may help
- **Focus continued towards strengthening competitiveness**
  - → Through market development
  - → Increasing share of value added yarn
  - → Technological up-gradation for quality improvement
- **Strong chemical performance to continue**
  - → Expanded caustic soda capacity to help
- **Capex initiatives**
  - → Work initiated on 20 MW captive power plant – expected completion Sep-06
  - → Simultaneous capacity addition of Caustic Soda by 40 TPD in line with captive power plant completion

Carbon Black: Changing market mix helped

Rs. Cr.

Particulars	1st Quarter		
	2005-06	2004-05	
Production (Tons)	42,606	40,102	
Capacity Utilization %	100.2	100.3	
Sales Volumes (Tons)	40,988	40,899	
Realisation (Rs./Ton)	29,829	27,065	10%
Revenue	122.3	110.7	10%
PBDIT	22.1	19.7	
PBIT	18.0	15.8	14%
Capital Employed	356.0	333.4	
ROCE (Annualised) (%)	20.3	18.9	

- **Domestic sales volume grew by 9%**
  - → Rationalization of market mix
  - → Backed by strong growth in the auto sector
- **Revenue grew by 10% YoY**
  - → Positive change in the market mix
  - → Product mix rationalization
  - → Higher CBFS cost passed on to customers partially
- **Highest ever operating profits**
  - → Operating profit up by 12%
  - → Realization improved 10% YoY
  - → Value contribution from energy sales

Carbon Black: Positive Outlook

- Domestic demand to grow in line with improved auto sector outlook
  - → To help further strengthen market mix going forward
- Volatile CBFS prices and its pass on to customers will remain the key challenge
- Focus on customer relationship management to sustain volume and realization growth
- 50,000 TPA brown-field expansion – to execute after receiving environment clearance

Proposed expansion to help volume growth

Textiles: Profits improve across segments

Rs. Cr.

Particulars	1st Quarter 2005-06	1st Quarter 2004-05	
Sales-Linen Fabric('000 Mtrs)	957	766	25%
Flax Yarn (Tons)	301	290	
Worsted (Tons)	1,104	1,076	
Synthetic (Tons)	2,524	2,762	
Revenue - Linen Fabrics	21.7	14.4	51%
Flax Yarn	10.4	10.7	
Worsted	47.2	44.7	
Synthetic	31.1	32.8	
Total Revenue	110.4	102.5	8%
Operating Profit	10.9	5.4	103%
PBIT	7.5	1.8	
Capital Employed	211.6	151.3	
ROCE (Annualised) (%)	14.1	4.7	

- **Strong Linen fabric performance continued**
  - → Higher volumes and better realizations
- **Worsted segment benefits from value added products and stable input prices**
- **Synthetic Yarn benefits from the EOU conversion despite difficult market**
- **Revenue up 8% YoY at Rs 110.4 Cr**
- **Operating profits jumped 103%**
  - → Supported by growth across segments
- **Outlook remains positive**
  - → Linen fabric to benefit from growing usage and aggressive marketing
  - → Doubling of wool combing facility to contribute

ROCE improves impressively

Insulators: Domestic Marketing

Rs. Cr.

Particulars	1st Quarter	
	2005-06	2004-05
Revenue	34.3	18.0
PBDIT/ PBIT	7.9	4.0
Capital Employed	21.6	19.0

99%

- Volumes up 22% at 4,098 MT
- Revenues up at Rs. 34.3 Cr.
  - → Share of direct sales volume increased from 50% to 74%
- Operating profit doubled at Rs. 7.9 Cr despite high input cost
  - → Improved realisation contributed
- Domestic demand outlook remains positive

Insulator JV: Improvement efforts underway

Rs. Cr.

Particulars	1st Quarter 2005-06	1st Quarter 2004-05	
Production (Tons)	6,029	5,512	
Sales Volumes (Tons)	5,891	5,309	11%
Revenue	46.3	36.5	27%
Capital Employed	177.5	148.5	

- **Revenue up by 27% at Rs. 46.3 Cr**
  - → Sales volume up at 5,891 MT
  - → Higher demand in domestic market
  - → Exports lower due to weak demand keeping the new facilities partially unutilized
- **Performance set to improve**
  - → Expanded capacity to help boost volumes and higher value products
  - → Quality and yield benefits from to improve helped by NGK experts
  - → Increased input costs remain a key challenge

Life Insurance: Satisfactory performance

Rs. Cr.

Particulars	1st Quarter		
	2005-06	2004-05	
Individual Business			
First Year Premium	76.5	70.8	8%
Renewal Premium	70.3	25.8	
Total Individual business	146.8	96.5	52%
Group Business			
First Year Premium	4.3	22.1	
Renewal Premium	6.3	5.6	
Total Group business	10.6	27.7	62%
Total Premium Income	**157.4**	**124.2**	27%
Share Capital	370.0	290.0	

- **Premium income up 27% at Rs. 157.4 Cr**
- **Individual business up by 52%**
  - → First year premium grew by 8%
  - → Renewal business contributed well
    - *Persistency is more than 95% of premium*
- **Group business suffered**
  - → Impacted by FBT
  - → Heightened competition; resultant pricing pressure made the group business unattractive
- **New products introduced**
  - → Classic Life Premier
  - → Life Companion Plan
- **IRIL contributed Rs. 14.8 Cr. in Q1 FY 05 towards share capital**

Life Insurance: Positive outlook

- **Four pronged strategy to gain growth momentum**
  - → Optimally leverage the low penetration
  - → Enrichment of product portfolio; Several products underway
  - → Strengthening and Leveraging the distribution network
    - *Strong alternate channel of distribution*
    - *Enhancing reach to masses through branch expansion*
  - → Superior returns with transparency

BPO: Growth momentum sustained

Rs. Cr.

Particulars	1st Quarter	
	2005-06	2004-05
No of Op Seats	1,722	1,656
No of Employees	3,449	2,220
Voice	30.9	17.3
Non-Voice	7.1	3.6
Revenue	38.0	20.9
Capital Employed	59.5	62.7
IRIL investment	68.8	68.8

82%

- **Robust growth during the quarter**
  - → Optimized utilization of expanded seats
  - → Improved business mix
    - *Share of inbound increased at 39%*
    - *Non-voice increased to 22%*
  - → Employee base strengthened
- **Enriched client portfolio**
  - → 1 client added during the quarter
  - → Business ramp-up with existing clients
  - → Reduced client concentration
- **Revenue thus grew by 82% at Rs. 38.0 Cr**
- **Business well placed for high growth**
  - → Focus on new and existing clients
  - → Though high attrition remains a key industrial challenge

IT Services: Continued focus on core business

Rs. Cr.

Particulars	1st Quarter	
	2005-06	2004-05
Software Revenue	17.2	19.8
Hardware Revenue	0.1	1.5
Total Revenue	17.3	21.3
Gross Margin	6.8	6.4
SG&A	6.6	6.2
EBITDA	0.2	0.2
PAT	(0.8)	(1.0)
Capital Employed	18.7	22.9
IRIL Equity Investment	100.3	100.3

18%

- **Revenue lower at 17.3 Cr.**
  - → Focus on Core Domain / Verticals
- **EBIDTA maintained at Rs. 0.2 Cr Healthy gross margin at 39% (30%)**
- **Focus on future through:**
  - → Strengthening marketing and delivery capabilities
  - → Strengthening management team
  - → Initiating build up of specialization/differentiation

Capex and Investment Plan

Rs. Cr.

	Particulars	Total Plan FY06-FY08	Spent			Spending Plan		
			Till FY2005	During Q1 FY 2006	Total	Balance to be Spent		
						FY 2006	FY 2007	FY 2008
A	**Project Based**							
	VFY / Chemical	174.7	15.5	37.6	53.1	27.4	60.7	33.6
	Carbon Black	105.0	0.5	0.6	1.1	55.5	48.5	
	Textiles	43.0	24.4	8.2	32.5	10.5		
	Garments	110.8	1.7	2.9	4.5	23.4	49.1	33.8
	Sub-Total A	**433.5**	**42.0**	**49.2**	**91.2**	**116.7**	**158.2**	**67.4**
B	**Modernization**							
	VFY / Chemical	40.2	4.3	5.7	10.0	25.1	5.1	
	Garments	10.9	0.5	0.5	1.0	9.9		
	Carbon Black	25.7	6.2	1.4	7.7	12.2	5.8	
	Textiles	20.8	2.0	1.8	3.8	17.0		
	Others	0.5		0.1	0.1	0.5		
	Sub-Total B	**98.1**	**13.0**	**9.6**	**22.6**	**64.6**	**10.9**	**-**
C	**Total Capex at IRIL (A+B)**	**531.6**	**55.0**	**58.7**	**113.8**	**181.4**	**169.1**	**67.4**
D	**Investment in Insurance**	**155.4**		**14.8**	**14.8**	**74.0**	**66.6**	
E	**Total Capital Outlay (C+D)**	**687.0**	**55.0**	**73.5**	**128.6**	**255.4**	**235.7**	**67.4**
F	**Major Capex in JV/ Subsidiaries/Satcos**							
	Life Insurance	42.1	-	2.3	**2.3**	39.8		
	Insulators	8.3	3.0	2.1	5.1	3.2		
	Software	3.0	-	0.3	0.3	2.7		
	BPO	18.2	-	2.0	2.0	16.2		
	Satcos	32.1	-	4.0	4.0	18.5	9.7	-
	Sub-Total F	**103.7**	**3.0**	**10.6**	**13.6**	**80.5**	**9.7**	**-**
	Grand Total (E+F)	**790.7**	**58.0**	**84.2**	**142.2**	**335.8**	**245.4**	**67.4**

Growth Outlook

INDIAN RAYON
ADITYA BIRLA GROUP

Business	Outlook		Growth drivers
	Presented	Current outlook	
Garments	Positive	Positive	Growth driven by retail expansion, positive market outlook and growth initiatives
VFY Yarns	Moderate	Challenging	Thrust on quality, captive power plant and buoyant chlor-alkali segment should help in offsetting the present difficult market conditions in VFY
VFY Chemicals	Positive	Positive	
Carbon Black	Positive	Positive	Rise in volumes fuelled by proposed expansion of 50,000 TPA , however, volatile CBFS prices remain cause of concern
Textiles	Positive	Positive	Focus on niche areas and positive textile environment post WTO
Insulator-JV	Moderate	Moderate	JV should contribute with better yields & high value added products
Life Insurance	Positive	Positive	Product & service differentiation should help in achieving positive profits from FY 2007
BPO	Positive	Positive	Further expansion and new clients should make business achieve targeted profitability
IT Services	Moderate	Moderate	Reinforced leadership team and focus on marketing should help in driving growth

Growth Plans…



Profitable Growth with
GARMENTS
Retail Focus, Volume growth and Innovative designs
INSURANCE
Trust, Service And better Returns to customers
IT SERVICES
Improve delivery Capability and Project management
BPO
Quality Delivery and Customer Building
CARBON BLACK
Volume growth and Margins
INSULATORS
Quality, yield and New Products
VFY
Value added yarn/quality/cost cutting
TEXTILES
Focus on Linen/ Worsted

Dedicated to deliver better results quarter after quarter

Annexure

Profitability Snapshot

Rs. Cr.

	1st Quarter		Full Year		
	2005-06	2004-05	2004-05	2003-04	2002-03
Gross Turnover	516.9	451.3	1,987.8	1,717.6	1,593.4
Net Turnover	485.1	416.1	1,860.6	1,577.4	1,442.4
PBDIT	72.5	54.6	264.0	257.8	240.2
PBDIT Margin (%)	14.9	13.1	14.2	16.3	16.7
Net Interest	5.7	4.0	18.6	14.8	21.7
PBDT	66.7	50.6	245.4	243.0	218.5
PAT before exceptional items	31.4	16.7	121.4	111.3	112.5
PAT	30.8	20.9	113.7	131.3	105.3
PAT Margin (%)	6.3	5.0	6.1	8.3	7.3
EPS (Rs.)	5.1	3.5	19.0	21.9	17.6
CEPS (Rs.)	8.4	7.4	32.1	36.5	33.8
Dividend (%)			40.0%	40.0%	37.5%
Interest Cover (x) (PBDIT/ Net Interest)	12.6	13.5	14.2	17.4	11.1


PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
FY2003
FY2004
FY 2005
Q1 FY2006
240
258
264
73
16.7
16.4
14.2
14.9


Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
FY2003
FY2004
FY2005
Q1 FY2006
22
15
19
6
11.1
17.4
14.2
12.6

Annexure I

Balance Sheet Snapshot

Rs. Cr.

	1st Quarter		Full Year		
	2005-06	2004-05	2004-05	2003-04	2002-03
Equity	59.9	59.9	59.9	59.9	59.9
Net Worth	1,384.8	1,288.6	1,354.1	1,267.7	1,170.8
Long Term Debt	318.8	174.8	240.9	180.1	175.2
Short Term Debt	183.4	187.3	207.7	194.3	70.1
Total Debts	502.2	362.1	448.6	374.3	245.3
Capital Employed	1,887.0	1,650.7	1,802.7	1,642.0	1,416.1
Net Block	848.6	735.3	810.3	740.4	691.0
Net Working Capital	400.8	304.4	418.2	287.5	337.2
Deferred Tax Liabilities	(125.1)	(131.3)	(125.5)	(127.5)	(126.4)
Strategic Investments	633.1	577.3	618.3	581.6	412.2
Other Investments	129.5	164.8	81.3	160.0	102.1
Total Investments	762.6	742.1	699.7	741.6	514.3
ROACE (at PBIT) (%)	11.3	8.5	10.6	11.5	11.4
ROANW (at PAT) (%)	9.0	6.5	8.7	10.8	9.3
Book Value (Rs.)	231.3	215.2	226.1	211.7	195.5
Total Debt Equity (x)	0.36:1	0.28:1	0.33:1	0.3:1	0.21:1
Long Term Debt Equity (x)	0.23:1	0.14:1	0.18:1	0.14:1	0.15:1
Market Capitalisation	2,546.4	1,219.8	2,390.7	1,131.4	450.9



Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1,171
1,416
0.2
1,268
1,642
0.3
1,354
1,803
0.3
1,385
1,887
0.4
FY2003
FY2004
FY2005
Q1 FY2006

Annexure II

Segmental Performance

Rs. Cr.

1st Quarter

Particulars	Revenue		PBIT		Average Capital Employed		ROCE (%) (PBIT basis)	
	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
Garments	128.0	107.1	2.7	1.2	257.1	244.2	4.2	2.0
VFY	86.8	75.3	15.9	14.7	327.3	264.2	19.5	22.2
Carbon Black	122.3	110.7	18.0	15.8	363.9	333.2	19.8	18.9
Textiles	110.4	102.5	7.5	1.8	211.4	152.4	14.1	4.7
Insulators	34.3	18.0	7.9	4.0	21.3	19.5	148.2	81.4
Others	3.4	2.5	1.6	0.9	12.8	15.5	50.8	22.9
Total Operating Assets	485.1	416.1	53.7	38.3	1,193.9	1,028.9	18.0	14.9
Corporate Assets	-	-	(1.3)	(3.3)	650.9	617.4	(0.8)	(2.1)
Total	485.1	416.1	52.3	35.0	1,844.8	1,646.3	11.3	8.5

Annexure III

Production: Q1 FY 2006

Particulars	Units	1st Quarter: 2005-06		1st Quarter: 2004-05		Full Year: 2004-05	
		Capacity	Production	Capacity	Production	Capacity	Production
VFY	Tons	4,000	4,218	3,750	3,963	15,500	16,420
Carbon Black	Tons	42,500	42,606	40,000	40,102	161,500	164,025
YARNS		Spdl/MT	MT	Spdl/MT	MT	Spdl/MT	MT
Worsted	Tons	5,284	1,186	5,284	1,063	21,136	4,362
Flax	Tons	1,509	338	1,509	286	6,036	1,624
Synthetic	Tons	12,552	2,662	12,552	3,226	50,208	11,441
Total	Tons	19,345	4,186	19,345	4,576	77,380	17,427

Annexure IV

Sales Volume and Realization: Q1 FY 2006

Particulars	Volume				Realisation			
	Units	1st Quarter		Full Year	Units	1st Quarter		Full Year
		2005-06	2004-05	2004-05		2005-06	2004-05	2004-05
VFY	Tons	3,926	3,485	16,445	Rs./Kg.	141	157	152
Garments	Lac Pcs.	23.8	20.0	83.3	-			
Carbon Black	Tons	40,988	40,899	165,095	Rs./MT	29,829	27,065	28,302
YARNS								
Worsted	Tons	1,104	1,076	4,381	Rs./Kg.	428	415	421
Flax	Tons	301	290	1,623	Rs./Kg.	346	367	366
Synthetic	Tons	2,524	2,762	11,425	Rs./Kg.	123	119	121
Total Yarn	Tons	3,929	4,128	17,429	Rs./Kg.	-	-	-
Fabric	000 Mtrs	957	766	3,593	Rs./Mtr	226	188	207

Annexure V

FY 2005 – Segmental performance (Recap)

Particulars	Revenue	PBDIT	PBIT	Avg CE	ROACE
Garments	472.4	39.2	13.0	247.2	5.3
VFY	352.0	87.6	66.3	291.5	22.7
Carbon Black	467.3	77.2	60.3	352.4	17.1
Textiles	456.1	33.3	19.8	182.4	10.9
Insulators	100.1	21.6	21.6	20.5	105.6
Others	12.7	7.9	6.2	15.0	41.3
Total Operating Assets	1,860.6	266.8	187.3	1,109.0	16.9
Corporate Assets	-	(2.8)	(3.9)	613.4	(0.6)
Total	1,860.6	264.0	183.3	1,722.3	10.6

Annexure VI

FY 2005 – Financial performance (Recap)

Particulars	Full Year	
	2004-05	2003-04
Net Sales	1,860.6	1,577.4
Other Income	10.1	14.2
Operating Profit (PBDIT)	264.0	263.3
Less: Interest and Finance Expenses	23.0	24.0
Add: Interest Income	4.3	9.2
Gross Profit (before Royalty)	245.4	248.5
Royalty	-	5.5
Depreciation/ Amortisation	80.7	81.5
Profit Before Tax and Exceptional Items	164.7	161.5
Exceptional Items	(7.6)	20.0
Profit after Exceptional Items	157.1	181.4
Provision for Taxation	43.4	50.2
Net Profit	113.7	131.3

Annexure VII

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Indian Rayon And Industries Limited

Regd. Office: Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.indianrayon.com

Email: lrilcfd@adityabirla.com

Performance Review

2nd Quarter ended September 30, 2005

ADITYA BIRLA NUVO LTD.

Mumbai, 27th October 2005

Investor Presentation

Contents

- Strategic Highlights
- Performance Highlights
- Financial performance
- Business performance
- Business Outlook and Strategy

INDIAN RAYON ADITYA BIRLA GROUP

Strategic Highlights

ADITYA BIRLA NUVO ADITYA BIRLA GROUP

- **Gained strong foothold in the high growth Telecom sector**
  - → Acquired 16.5% equity stake in Idea Cellular for Rs. 660.7 Cr
  - → Total investment in Idea stands at Rs. 757.5 Cr for 20.7% equity stake
  - → Spearheading the Group's interest (50.2%) in IDEA Cellular

- **Landmark consolidation to enhance shareholders' value**
  - → Proposed merger of Birla Global Finance and Indo Gulf Fertiliser with Indian Rayon
    - *Swap ratio: 1 equity share of IRIL for every 3 shares of Birla Global*
      1 equity share of IRIL for every 3 shares of Indo Gulf
    - *Merger to be effective from September 1, 2005*

- **Change of Company name to "ADITYA BIRLA NUVO LTD.", approved by shareholders**

Performance Highlights

Business	Highlights for the quarter
Garments	Highest ever revenues with improved profits
VFY	VFY: Higher volumes with sequential improvement in realization Chemical: Segment performed well
Carbon Black	Best ever performance helped by robust domestic demand
Textiles	Linen segment:Strong performance helped by growing awareness and usage Worsted segment: Benefited from value added products and expanded capacity
Insulators	Satisfactory performance with improved volumes and realizations, though yield and efficiency improvement still ongoing
Life Insurance	Business growth continued albeit slowly; JV gearing up to regain market share
BPO	Continued strong performance backed by strengthened client base and improved seat utilization – good profitability
IT Services	Reined losses and moving towards a profitable growth
Telecom	Subscriber base increased to 5.95 million and company improved profitability

Performance Highlights - Revenue

Indian Rayon Consolidated



1,719
1384
945
755
25%
24%
2nd Quarter
First Half
FY 2005
FY 2006

Indian Rayon Standalone

Rs. Cr.



882
1048
466
563
21%
19%
2nd Quarter
First Half
FY 2005
FY 2006

Consolidated Revenue

Contd ...

Rs. Cr.

Growth (Qtr)	2nd Quarter 2005-06	2nd Quarter 2004-05	Revenue		Half Year 2005-06	Half Year 2004-05	Growth (Half Year)
21%	**563.0**	**466.0**	**Indian Rayon (Standalone)**		**1,048.1**	**882.1**	19%
31%	264.3	201.3	Life Insurance		444.7	335.3	33%
55%	39.6	25.5	BPO		77.6	46.4	67%
	21.8	20.7	IT Services		39.2	41.9	
	26.8	17.5	Insulator JV	IRIL's Share	49.9	35.7	
	(53.5)	*(34.9)*		*(Total)*	*(99.9)*	*(71.5)*	
25%	29.5	23.7	Telecom JV	IRIL's Share	59.0	41.8	41%
	(688.5)	*(552.3)*		*(Total)*	*(1377.7)*	*(975.4)*	
	0.2	0.2	Other Subsidiaries		0.5	0.5	
32%	**382.2**	**288.8**	**IRIL Share in JV and Subs**		**670.9**	**501.6**	34%
25%	**945.1**	**754.8**	**IRIL Consolidated**		**1,718.8**	**1,383.8**	24%

All round growth

Performance Highlights – Net Profit

Indian Rayon Consolidated


70.6
37.6
473%
7.0
12.3
440%
2nd Quarter
First Half
FY 2005
FY 2006

Indian Rayon Standalone

Rs. Cr.


69.3
45.5
38.6
24.7
52%
56%
2nd Quarter
First Half
FY 2005
FY 2006

Consolidated Net Profit

Contd ...

Rs. Cr.

	2nd Quarter 2005-06	2nd Quarter 2004-05	Net Profit	Half Year 2005-06	Half Year 2004-05	
56%	**38.6**	**24.7**	**Indian Rayon (Standalone)**	**69.3**	**45.5**	52%
	(11.4)	(15.8)	Life Insurance	(16.0)	(26.5)	
	7.0	(2.1)	BPO	13.7	(5.1)	
	(0.0)	(0.3)	IT Services	(0.8)	(1.3)	
	(0.9)	(3.0)	Insulator JV IRIL's Share	(3.4)	(6.8)	
	(-1.8)	*(-6)*	Insulator JV *(Total)*	*(-6.7)*	*(-13.5)*	
	1.1	(0.8)	Telecom JV IRIL's Share	3.2	(1.0)	
	(25.2)	*(-17.6)*	Telecom JV *(Total)*	*(73.7)*	*(-22.9)*	
	0.2	0.2	Other Subsidiaries	0.4	0.5	
	(3.0)	(4.1)	Less: Minority Share	(4.2)	(6.9)	
	(1.0)	**(17.7)**	**IRIL Share in JV and Subs**	**1.3**	**(33.2)**	
440%	**37.6**	**7.0**	**IRIL Consolidated**	**70.6**	**12.3**	473%

Six fold growth in consolidated net profit

Indian Rayon (Standalone) Financial Performance

Revenue and Profit

Revenue


466
563
882
1048
21%
19%
2nd Quarter
First Half
FY 2005
FY 2006

Operating Profit

Rs. Cr.


66.3
86.7
159.2
31%
32%
2nd Quarter
First Half
FY 2005
FY 2006

Segmental Revenue

Rs. Cr.

Growth (Qtr)	2nd Quarter 2005-06	2nd Quarter 2004-05	Revenue	Half Year 2005-06	Half Year 2004-05	Growth (Half Year)
29%	163.3	126.6	Garments	291.2	233.7	25%
8%	96.2	89.2	VFY	183.0	164.5	11%
21%	136.7	113.4	Carbon Black	259.0	224.1	16%
	127.7	114.5	Textiles	238.0	217.0	
87%	36.9	19.7	Insulator	71.2	37.7	89%
	2.2	2.6	Others	5.6	5.1	
21%	563.0	466.0	Total	1,048.1	882.1	19%

Revenue growth across businesses


INDIA AYON
ADITYA BIRLA GROUP

Segmental Profitability


ADITYA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

	2nd Quarter		PBDIT	Half Year		
	2005-06	2004-05		2005-06	2004-05	
23%	15.9	12.9	Garments	24.7	20.6	20%
	20.2	20.4	VFY	41.8	40.0	
44%	24.0	16.7	Carbon Black	46.1	36.5	26%
64%	14.4	8.8	Textiles	25.3	14.2	78%
93%	7.8	4.1	Insulator	15.7	8.0	96%
	4.4	3.4	Others	5.6	1.7	
31%	86.7	66.3	Total	159.2	120.9	32%

Carbon Black, Textiles and Insulators showed robust growth

Net interest moves up

Interest Expense

Interest Income

Rs. Cr.



5.4
9.9
FY05
FY06

Higher borrowings to fund Working capital and Capex



0.9
0.9
FY05
FY06

2nd Quarter



10.5
16.7
FY05
FY06



1.9
1.9
FY05
FY06

Half Year

INDIA RAYON

ADITYA BIRLA GROUP

Financial Results

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Rs. Cr.

Growth	2nd Quarter 2005-06	2nd Quarter 2004-05	Particulars	Half Year 2005-06	Half Year 2004-05	Growth
21%	563.0	466.0	Net Sales	1,048.1	882.1	19%
	6.9	4.4	Other Income	9.4	5.7	
31%	86.7	66.3	Operating Profit (PBDIT)	159.2	120.9	32%
	9.9	5.4	Less: Interest & Finance Expenses	16.7	10.5	
	0.9	0.9	Add: Interest Income	1.9	1.9	
26%	77.7	61.7	Gross Profit	144.4	112.3	29%
	21.2	19.8	Depreciation/ Amortisation	41.3	39.5	
35%	56.5	41.9	Profit Before Tax and Exceptional Items	103.1	72.9	41%
	(0.6)	(7.2)	Exceptional Items	(1.3)	(3.0)	
61%	55.9	34.8	Profit after Exceptional Items	101.8	69.9	46%
	17.3	10.1	Provision for Taxation	32.4	24.3	
56%	38.6	24.7	Net Profit	69.3	45.5	52%

Business Performance

Garments: Profitable Growth

- **Highest ever revenue at Rs 163.3 Cr up 29%**
  - → Supported by volume growth of 38%
  - → Exports business revenue grows by 57%; several new customers identified
  - → Fashion Brands outperforms industry with enriched product mix
  - → Strategic initiatives to make Peter England a mega brand yielding desired results
- **Profits improved considerably**
  - → Despite the planned higher retailing cost and export development costs
  - → Pressure from industry wide discounting continues
- **Bolstered retail space**
  - → Retail space increased to 2.6 lacs sq. ft.
  - → Several large format mega exclusive stores being opened in Oct 05


Revenue (Rs Cr.)
107
127
130
109
128
163
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

- **Distribution tie-up with Espirit**
  - → Launch at Bangalore and Mumbai. Delhi to follow in Oct 05

Garments: Performance Summary

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
	30.9	22.4	Sales Volumes (Lac Pcs.)	54.7	42.3	
38%	163.3	126.6	Revenue	291.2	233.7	29%
29%	27.0	21.7	Operating Profit	47.9	41.9	25%
	11.2	8.9	Advt. Expenses	23.2	21.3	
	15.9	12.9	PBDIT	24.7	20.6	
59%	9.7	6.1	PBIT	12.5	7.3	70%
	292.6	259.0	Capital Employed	292.6	259.0	
	13.3	9.5	ROCE (Annualised) (%)	8.5	5.7	

ROCE improves from 9.5% to 13.3%

VFY: Improving realization

- **VFY revenues gaining momentum**
  - → Backed by 6% growth in volumes
  - → VFY realizations improved sequentially


Realisation (Rs./Kg)
157
151
151
150
141
148
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

- **Chemical business fared better**
  - → Revenue supported by higher volumes from expanded capacity in July-05
  - → Better ECU realization though lower from peak in Q1 FY06
- **PBDIT however remained flat**
  - → Steep rise in input cost (Wood Pulp) impacted profitability
- **VRS offered to 29 persons at a cost of Rs. 0.6 Cr**
- **Installation of 20MW Captive power plant on schedule**

VFY: Performance Summary

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
	4,350	4,036	Production (Tons)	8,568	7,999	
	108.8	107.6	Capacity Utilization (%)	107.1	106.7	
6% ↑	4,474	4,209	Sales Volumes (Tons)	8,400	7,694	9% ↑
2% ↓	148	151	VFY Realisation (Rs./Kg.)	145	154	6% ↓
	66.3	63.7	Revenue - VFY	121.7	118.4	
	29.9	25.5	- Chemicals	61.4	46.1	
17% ↑	96.2	89.2	Revenue	183.0	164.5	33% ↑
	20.2	20.4	PBDIT	41.8	40.0	
	13.9	15.3	PBIT	29.8	30.0	
	342.1	277.0	Capital Employed	342.1	277.0	
	16.3	22.1	ROCE (Annualised) (%)	17.4	21.7	

Carbon Black: Best ever performance

- **Highest ever volumes at 43,848 tons up by 7%**
  - → Domestic sales grew sharper by 34% YoY
- **Realization improved by 13%**
  - → Favorable change in market mix
  - → Higher CBFS cost passed on to customers partially
- **Highest ever operating profits up by 44%**
  - → Energy sales complemented the profits



Realisation (Rs./Ton)
27,032
27,542
28,779
29,826
29,829
31,183
CBFS (US$/Ton)
137
135
133
150
196
220
PBDIT (Rs Cr)
20
17
20
21
22
24
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

- **Proposed 50,000 TPA expansion awaiting environmental clearance**

Carbon Black: Performance Summary

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
	42,929	41,319	Production (Tons)	85,535	81,421	
	101.0	103.3	Capacity Utilization %	100.6	101.8	
	43,848	41,170	Sales Volumes (Tons)	84,836	82,069	
13%	31,183	27,541	Realisation (Rs./Ton)	30,529	27,304	12%
21%	136.7	113.4	Revenue	259.0	224.1	16%
	24.0	16.7	PBDIT	46.1	36.5	
	17.6	14.7	OPM %	17.8	16.3	
56%	20.0	12.8	PBIT	38.0	28.6	33%
	375.5	348.1	Capital Employed	375.5	348.1	
	21.3	14.7	ROCE (Annualised) (%)	20.3	16.4	

Robust domestic demand to boost growth

Textiles: Profits improve across segments

- **Linen segment – Strong performance continued**
  - → Higher volumes and better realizations
- **Worsted segment – Benefited from value added products**
  - → Expanded wool combing capacity helped
- **Synthetic Yarn – Benefited from conversion into EOU**
- **Operating profits jumped 64%**
  - → Supported by growth across segments
  - → Stable input prices
  - → Focus on niche and value added product helped



ROCE (Annualised)
5%
13%
14%
12%
14%
18%
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

Textiles: Performance Summary

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
14%	19.6	17.1	Linen Fabrics	40.6	31.0	31%
	15.4	13.7	Flax Yarn	25.8	24.4	
	60.6	46.7	Worsted Segment	107.8	91.4	
	32.1	36.9	Synthetic Yarn	63.8	70.2	
	127.7	114.5	Total Revenue	238.0	217.0	
	14.4	8.8	PBDIT	25.3	14.2	
95%	10.6	5.4	PBIT	18.1	7.2	150%
	237.9	165.5	Capital Employed	237.9	165.5	
465bps	17.8	13.2	ROCE (Annualised) (%)	15.2	8.7	646bps

Textile ROCE on track

Insulators: Domestic Marketing

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
↑ 87%	36.9	19.7	Revenue	71.2	37.7	↑ 89%
↑ 93%	7.8	4.1	PBDIT/ PBIT	15.7	8.0	↑ 96%
	19.1	15.2	Capital Employed	19.1	15.2	

- **Volumes up 32% at 4,676 MT**
  - → Supported by robust demand in T&D segment
- **Revenues jumped impressively**
  - → Direct billing increased from 52% to 72%
- **Operating profit almost doubled despite high input cost**
  - → Improved realisation contributed

Insulator JV: Improvement efforts underway

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
	6,606	6,134	Production (Tons)	12,635	11,646	
↑ 17%	6,466	5,528	Sales Volumes (Tons)	12,357	10,837	↑ 14%
↑ 53%	53.5	34.9	Revenue	99.9	71.5	↑ 40%
	2.1	(4.4)	PBDIT	1.4	(9.8)	
	(1.8)	(6.0)	Net Profit/(Loss)	(6.7)	(13.5)	
	174.7	188.3	Capital Employed	174.7	188.3	

- **Sales volume rise on back of higher demand in domestic market**
  - → Exports lower due to weak demand keeping the new facilities partially unutilized
- **Revenue up with increase in share of high value/value added products**
  - → Improved realization on the back of pass on of high input cost

Life Insurance: Satisfactory performance

- **Premium income up by 23.2%**
  - → 45K policies issued; up by 54.7%
  - → Individual business up by 39%
    - *First year premium grew by 4%, with new products contribution improving*
    - *Renewal premium continued to gain momentum*
  - → Group business was significantly affected
    - *Impacted by Fringe Benefit Tax (FBT)*
    - *Heightened competition; resultant pricing pressure*
- **Aggressive efforts underway towards regaining industry leadership**
  - → New products introduced – Life Companion, Prime Life and Prime Life Premier
    - *Product targeting specific sets of customers satisfying specific needs*
  - → Aggressive ramp up of branches and agency force to increase reach
    - *11 branches opened and added 2 K agents during the quarter*
    - *Plan to strengthen feet on street by opening more branches*

Life Insurance: Performance Summary

Rs. Cr.

Growth	2nd Quarter		Particulars	Half Year		Growth
	2005-06	2004-05		2005-06	2004-05	
			Individual Business			
4%	120.2	115.8	First Year Premium	196.7	186.5	5%
	97.7	41.3	Renewal Premium	168.0	67.0	
39%	217.9	157.0	**Total Individual business**	364.7	253.6	44%
			Group Business			
	5.3	26.8	First Year Premium	9.6	48.9	
	5.4	1.8	Renewal Premium	11.7	7.4	
	10.7	28.6	**Total Group business**	21.3	56.3	
23%	**228.6**	**185.6**	**Total Premium Income**	**386.0**	**309.8**	25%
	(11.4)	**(15.8)**	Net Profit/(Loss)	**(16.0)**	**(26.5)**	
	370.0	315.0	Share Capital	370.0	315.0	

BPO: On the high growth trajectory

- **Robust revenue growth continued**
  - → Expanded seats being utilized optimally
    - *Seats expanded from 1656 to 1811*
  - → Improved business mix
    - *Share of inbound increased to 35%*
  - → Employee base strengthened to 3,553


Revenue (Rs. Cr.)
20.9
25.5
26.9
34.9
38.0
39.6
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06

- **Enriched client portfolio**
  - → 2 new clients added; aggregate rises to 28
  - → Business with existing clients ramped-up
- **High attrition though remained a challenge**

BPO: Performance Summary

Rs. Cr.

2nd Quarter		Particulars	Half Year	
2005-06	2004-05		2005-06	2004-05
1,811	1,656	No of Op Seats	1,811	1,656
3,553	2,280	No of Employees	3,553	2,280
32.1	20.9	Voice	63.6	38.1
7.5	4.6	Non-Voice	14.0	8.3
39.6	**25.5**	**Revenue**	**77.6**	**46.4**
7.5	(1.8)	PBIT	14.5	(4.4)
7.0	**(2.1)**	**Net Profit/(Loss)**	**13.7**	**(5.1)**
61.3	59.2	Capital Employed	61.3	59.2

54% (Voice, 2nd Quarter) 55% (Revenue, 2nd Quarter)

67% (Voice, Half Year) 67% (Revenue, Half Year)

IT Services: Losses reined

Rs. Cr.

2nd Quarter		Particulars	Half Year	
2005-06	2004-05		2005-06	2004-05
19.4	19.9	Software Revenue	36.6	39.7
2.4	0.7	Hardware Revenue	2.6	2.2
21.8	20.7	Total Revenue	39.2	41.9
1.1	0.9	PBDIT	1.3	1.0
(0.0)	(0.3)	Net Profit/(Loss)	(0.8)	(1.3)
18.5	22.5	Capital Employed	18.5	22.5

- **Revenue higher marginally**
  - → Enhanced focus on Core Domain / Verticals
- **EBIDTA maintained at Rs. 1.1 Cr**
- **Net loss curtailed substantially**

Telecom: Rapid growth trajectory

- **Equity stake in IDEA increased from 4.28% to 20.74% on 28th September, 2005**
- **5th largest cellular service provider with market share of 9.2%**
- **Subscriber base at 5.95 million**
  - → Net adds of 3.9 lacs subscribers
- **IDEA is present in eight circles**
  - → No of Cellsites increased to 3,312
  - → No of towns covered are 1,174
- **Revenue jumped 24.7% Rs. 688.5 Cr.**
  - → Declining ARPU however slowed the momentum



IDEA Subscriber
FY01 – Sep-05
6.0
5.0
4.0
3.0
2.0
1.0
0.0
FY01
FY02
FY03
FY04
FY05
Sep-05

- **Plans to expand further in three more circles viz. H.P., Rajasthan and U.P. (E)**
  - → Capex spending finalized to accelerate growth
- **Debt restructuring to decrease the interest burden**

Telecom: Performance Summary

Rs. Cr.

	2nd Quarter		Particulars	Half Year		
	2005-06	2004-05		2005-06	2004-05	
↑ 37%	59.5	43.6	No of Subscriber (Lacs)	59.5	43.6	↑ 37%
↑ 25%	688.5	552.3	Revenue	1,377.7	975.4	↑ 41%
↑ 57%	112.0	71.2	PBIT	244.1	133.3	↑ 83%
	25.2	(17.6)	Net Profit/(Loss)	73.7	(22.9)	
	4,412.7	4,424.7	Capital Employed	4,412.7	4,424.7	
	10.2	6.4	ROCE (Annualised) (%)	11.1	6.0	

Capex and Investment Plan

Rs. Cr.

	Particulars	Total Plan FY06-FY08	Spent			Spending Plan		
			Till FY2005	During H1 FY 2006	Total	Balance to be Spent		
						FY 2006	FY 2007	FY 2008
A	**Project Based**							
	VFY / Chemical	174.7	15.5	37.9	53.4	27.1	60.7	33.6
	Carbon Black	105.0	0.5	2.8	3.3	52.5	49.2	
	Textiles	43.4	24.4	12.7	37.1	6.3		
	Garments	109.0	1.7	5.4	7.1	19.0	49.1	33.8
	Sub-Total A	**432.1**	**42.0**	**58.9**	**100.9**	**104.9**	**158.9**	**67.4**
B	**Modernization**							
	VFY / Chemical	41.4	4.3	14.9	19.2	14.8	7.4	
	Garments	17.1	0.5	4.8	5.3	11.8		
	Carbon Black	22.6	6.2	3.1	9.3	8.2	5.1	
	Textiles	20.6	2.0	4.7	6.7	13.9		
	Others	2.4		1.2	1.2	1.2		
	Sub-Total B	**104.1**	**13.0**	**28.7**	**41.7**	**49.9**	**12.5**	**-**
C	**Total Capex at IRIL (A+B)**	**536.3**	**55.0**	**87.6**	**142.6**	**154.9**	**171.5**	**67.4**
D	**Investment in Insurance**	**155.4**		**14.8**	**14.8**	**74.0**	**66.6**	
E	**Total Capital Outlay (C+D)**	**691.7**	**55.0**	**102.4**	**157.4**	**228.9**	**238.1**	**67.4**
F	**Major Capex in JV/ Subsidiaries/Satcos**							
	Life Insurance	42.1	-	2.3	**6.0**	36.2		
	Insulators	8.3	3.0	2.1	5.1	3.2		
	Software	3.0	-	0.3	0.4	2.6		
	BPO	19.8	-	2.0	4.0	15.8		
	Satcos	36.7	-	4.0	7.9	21.0	7.8	-
	Sub-Total F	**109.9**	**3.0**	**10.6**	**23.4**	**78.7**	**7.8**	**-**
	Grand Total (E+F)	**801.6**	**58.0**	**113.0**	**180.7**	**307.6**	**245.9**	**67.4**

Business Outlook and Strategy – Value Businesses

Business	Outlook	Strategy
VFY Yarns	Challenging	❍ Thrust on quality and improving realization ❍ Cost reduction through captive power plant ❍ Focus on improving productivity to offset declining ECU realization
Chemicals	Moderate	
Carbon Black	Positive	❍ Change in market mix towards domestic market ❍ Partial pass on of rising CBFS prices to customers, though with a time lag ❍ Increased volumes fuelled by proposed expansion of 50,000TPA by FY06-07
Textiles	Positive	❍ Linen segment: Promote greater usage for regular wear ❍ Worsted segment: Focus on Value added products ❍ Synthetic yarn segment: Focus on Specialty yarn
Insulators	Moderate	❍ Focus to tap fast growing T&D backed by power sector reforms ❍ Increase in yield and efficiency while reducing rejections ❍ Increase share of high value/value added products

Business Outlook and Strategy – High Growth Businesses

Business	Outlook	Strategy
Garments	Positive	**❍ Controlled retail space to be doubled over next two years** **❍ Transforming from Wardrobe brands to Lifestyle brands** **❍ Increase effective reach of Peter England in line with strategy** **❍ Renewed focus on Manufacturing export** → Strengthening manufacturing, design and product development capabilities → Develop relationship with new customers and strength with existing customers → To become full service provider to international labels/brands
Life Insurance	Positive	**❍ Focus on regaining market share** → Aggressive ramping of Branches and Advisors on cards; → New products launch targeting specific segments **❍ Focus on Value building growth** **❍ Superior returns to policyholders with transparency**

Business Outlook and Strategy – High Growth Businesses

Business	Outlook	Strategy
BPO	Positive	❍ Further expansion of 600 seats in Bangalore and Mumbai ❍ New clients addition and ramping business with existing clients ❍ Focus on increasing share of Non Voice business
IT Services	Moderate	❍ Strengthening marketing and delivery capabilities ❍ Initiating build up of specialization/differentiation
Telecom	Positive	❍ Roll out of services in three new circles and strengthening network in existing circles ❍ To provide value added services to drive customer loyalty and revenues ❍ Financial restructuring to reduce interest cost

Merger of Birla Global and Indo Gulf into Indian Rayon


INDIAN RAYON
ADITYA BIRLA GROUP
BIRLA GLOBAL
ADITYA BIRLA GROUP
INDO GULF
ADITYA BIRLA GROUP

- Creation of an Integrated Financial Services business with a strong product portfolio and distribution capabilities
- Strong financials to tap possible new opportunities

- Strengthen Balance Sheet and Financials to unlock value creation in high growth businesses

ADITYA BIRLA NUVO



INDIAN RAYON
VFY
Carbon Black
Insulators
Textiles
Garments
Life Insurance
IT/ITes
Telecom
INDO GULF
Fertilizers
BGFL
Financial Services
ADITYA BIRLA NUVO
VFY
Fertiliser
Textiles
Garments
Telecom
Insulators
Carbon Black
Financial Services*
IT/ITeS
Value Business
High Growth Business

* Life Insurance, Mutual Funds and Distribution

Vision and Strategy

Vision → *To become a premium conglomerate with market leadership across businesses delivering superior value to shareholder and community on sustained basis*

Strategy → *To increase the share of High growth businesses in total revenue by deploying surplus cash from Value businesses to grow the high growth businesses of tomorrow*

Dedicated to create Shareholders' Value quarter after quarter

Annexures

Profitability Snapshot – Indian Rayon Standalone

Rs. Cr.

	2nd Quarter		Half Year		Full Year	
	2005-06	2004-05	2005-06	2004-05	2004-05	2003-04
Gross Turnover	599.1	497.3	1,115.9	948.6	1,987.8	1,717.6
Net Turnover	563.0	466.0	1,048.1	882.1	1,860.6	1,577.4
PBDIT	86.7	66.3	159.2	120.9	264.0	257.8
PBDIT Margin (%)	15.4	14.2	15.2	13.7	14.2	16.3
Net Interest	9.0	4.6	14.7	8.6	18.6	14.8
PBDT	77.7	61.7	144.4	112.3	245.4	243.0
PAT before exceptional items	39.2	31.8	70.7	48.5	121.4	111.3
PAT	38.6	24.7	69.3	45.5	113.7	131.3
PAT Margin (%)	6.9	5.3	6.6	5.2	6.1	8.3
EPS (Rs.)	6.4	4.1	11.6	7.6	19.0	21.9
CEPS (Rs.)	10.2	7.2	18.6	14.6	32.1	36.5
Dividend (%)					40.0%	40.0%
Interest Cover (x) (PBDIT/ Net Interest)	9.7	14.5	10.8	14.1	14.2	17.4



PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
0
16.4
14.2
15.2
258
264
159
FY2004
FY 2005
H1 FY2006



Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
30
20
10
0
20
15
10
5
0
17.4
14.2
10.8
15
19
15
FY2004
FY2005
H1 FY2006

Annexure I

Balance Sheet Snapshot – Indian Rayon Standalone

Rs. Cr.

	2005-06		Full Year	
	Q2	Q1	2004-05	2003-04
Equity	59.9	59.9	59.9	59.9
Net Worth	1,423.5	1,384.8	1,354.1	1,267.7
Long Term Debt	370.1	270.4	240.9	180.1
Short Term Debt	732.6	231.8	207.7	194.3
Total Debts	1,102.7	502.2	448.6	374.3
Capital Employed	2,526.1	1,887.0	1,802.7	1,642.0
Net Block	855.7	848.6	810.3	740.4
Net Working Capital	500.3	400.8	418.2	287.5
Deferred Tax Liabilities	(126.2)	(125.1)	(125.5)	(127.5)
Strategic Investments	1,296.4	633.2	618.3	581.6
Other Investments	-	129.4	81.3	160.0
Total Investments	1,296.4	762.6	699.7	741.6
ROACE (at PBIT) (%)	8.6	11.9	10.6	11.5
ROANW (at PAT) (%)	11.1	9.3	8.7	10.8
Book Value (Rs.)	237.7	231.3	226.1	211.7
Total Debt Equity (x)	0.77:1	0.36:1	0.33:1	0.3:1
Long Term Debt Equity (x)	0.26:1	0.2:1	0.18:1	0.14:1
Market Capitalisation	3,697.0	2,546.6	2,390.7	1,131.4

Annexure II



Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
3,000
2,500
2,000
1,500
1,000
500
0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1,268
1,642
0.3
1,354
1,803
0.3
1,424
2,526
0.8
FY2004
FY2005
Q2 FY2006

Segmental Performance – Indian Rayon Standalone

2nd Quarter

Rs. Cr.

Particulars	Revenue		PBIT		Avg Capital Employed		ROCE (PBIT basis)	
	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
Garments	163.3	126.6	9.7	6.1	277.3	252.6	14.0%	9.7%
VFY	96.2	89.2	13.9	15.3	339.1	270.5	16.4%	22.7%
Carbon Black	136.7	113.4	20.0	12.8	365.8	340.8	21.9%	15.0%
Textiles	127.7	114.5	10.6	5.4	224.7	158.4	18.8%	13.7%
Insulators	36.9	19.7	7.8	4.1	20.4	17.1	153.6%	94.7%
Argon Gas	2.2	2.6	0.8	0.9	12.1	13.9	27.9%	24.5%
Total Operating Assets	563.0	466.0	62.9	44.6	1,239.4	1,053.2	20.3%	16.9%
Corporate Assets	-	-	2.6	1.9	967.2	601.9	1.1%	1.2%
Total	563.0	466.0	65.5	46.5	2,206.6	1,655.1	11.9%	11.2%

Half Year

Particulars	Revenue		PBIT		Avg Capital Employed		ROCE (PBIT basis)	
	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
Garments	291.2	233.7	12.5	7.3	272.4	250.6	9.1%	5.9%
VFY	183.0	164.5	29.8	30.0	330.3	270.7	18.1%	22.2%
Carbon Black	259.0	224.1	38.0	28.6	373.7	340.5	20.4%	16.8%
Textiles	238.0	217.0	18.1	7.2	224.6	159.4	16.1%	9.1%
Insulators	71.2	37.7	15.7	8.0	20.0	17.6	157.0%	91.0%
Argon Gas	5.6	5.1	2.5	1.7	12.5	15.3	39.5%	22.8%
Total Operating Assets	1,048.1	882.1	116.6	82.9	1,233.6	1,054.2	18.9%	15.7%
Corporate Assets	-	-	1.2	(1.4)	930.8	596.7	0.3%	-0.5%
Total	1,048.1	882.1	117.8	81.5	2,164.4	1,650.8	10.9%	9.9%

Annexure III

Production: Q2 FY 2006

Particulars	Units	2nd Quarter: 2005-06		2nd Quarter: 2004-05	
		Capacity	Production	Capacity	Production
VFY	Tons	4,000	4,350	3,750	4,036
Carbon Black	Tons	42,500	42,929	40,000	41,319
YARNS		Spdl/MT	MT	Spdl/MT	MT
Worsted	Tons	5,284	1,448	5,284	1,121
Flax	Tons	1,509	482	1,509	372
Synthetic	Tons	12,552	3,011	12,552	2,822
Total	Tons	19,345	4,941	19,345	4,315

Annexure IV

Production: YTD FY 2006

Particulars	Units	Half Year: 2005-06		Half Year: 2004-05	
		Capacity	Production	Capacity	Production
VFY	Tons	8,000	8,568	7,500	7,999
Carbon Black	Tons	85,000	85,535	80,000	81,421
YARNS		Spdl/MT	MT	Spdl/MT	MT
Worsted	Tons	10,568	2,634	10,568	2,184
Flax	Tons	3,018	819	3,018	659
Synthetic	Tons	25,104	5,536	25,104	5,496
Total	Tons	38,690	8,990	38,690	8,339

Annexure V

Sales Volume and Realization: Q2 FY 2006

Particulars	Volume			Realisation		
	Units	2nd Quarter		Units	2nd Quarter	
		2005-06	2004-05		2005-06	2004-05
VFY	Tons	4,474	4,209	Rs./Kg.	148	151
Garments	Lac Pcs.	30.9	22.4	-		
Carbon Black	Tons	43,848	41,170	Rs./MT	31,183	27,541
YARNS						
Worsted	Tons	1,421	1,114	Rs./Kg.	426	419
Flax	Tons	417	384	Rs./Kg.	369	358
Synthetic	Tons	2,758	2,829	Rs./Kg.	116	131
Total Yarn	Tons	4,596	4,327	Rs./Kg.	-	-
Fabric	000 Mtrs	964	858	Rs./Mtr	203	200

Annexure VI

Sales Volume and Realization: YTD FY 2006

Particulars	Volume			Realisation		
	Units	Half Year		Units	Half Year	
		2005-06	2004-05		2005-06	2004-05
VFY	Tons	8,400	7,694	Rs./Kg.	145	154
Garments	Lac Pcs.	54.7	42.3	-		
Carbon Black	Tons	84,836	82,069	Rs./MT	30,529	27,304
YARNS						
Worsted	Tons	2,525	2,190	Rs./Kg.	427	417
Flax	Tons	718	674	Rs./Kg.	359	362
Synthetic	Tons	5,282	5,591	Rs./Kg.	121	126
Total Yarn	Tons	8,524	8,455	Rs./Kg.	-	-
Fabric	000 Mtrs	1,921	1,624	Rs./Mtr	211	191

Annexure VII

Cautionary Statement

ADITYA NUVO
ADITYA BIRLA GROUP

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Ltd.

Regd. Office: Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.indianrayon.com

Email: lrilcfd@adityabirla.com

Performance Review

3rd Quarter ended December 31, 2005

ADITYA BIRLA NUVO LIMITED

Mumbai, 31st January 2006

Investor Presentation


ADITYA A NUVO
ADITYA BIRLA GROUP

Contents

- Strategic Highlights
- Performance Highlights
- Financial performance
- Business performance
- Business Outlook and Strategy



Strategic Highlights

- **Landmark consolidation to enhance shareholders' value through merger of Birla Global Finance and Indo Gulf Fertiliser with Aditya Birla Nuvo**

  → Swap ratio: 1 equity share of Nuvo for every 3 shares of Birla Global

  1 equity share of Nuvo for every 3 shares of Indo Gulf

- **Proposed merger nearing conclusion**

	IGFL with Nuvo	BGFL with Nuvo
Gujarat High Court	Sanctioned on 10.01.06	Next Hearing on 08.02.06
Mumbai High Court		Sanctioned on 27.01.06
Allahabad High Court (Lucknow Bench)	Next Hearing on 08.02.06	

Performance Highlights

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Revenue		Operating Profit	
	YoY	QoQ	YoY	QoQ
Garments	↑	↑	↑	↑
Rayon	↑	↑	↓ (Lower ECU realisation, Planned shutdown)	↓
Carbon Black	↑	↑	↑	↔
Textiles	↑	↑	↑	↑
Domestic Marketing Insulators	↑	↓ (Lower direct sales)	↑	↓ (Revision in transfer pricing)
Birla NGK (JV)	↑	↑	↑	↑

Performance Highlights

Contd …

Business	Revenue		Net Profit	
	YoY	QoQ	YoY	QoQ
Life Insurance	↑	↑	↑	↓
BPO	↑	↑	↑	↓ (rampup of new business)
IT Services	↔	↔	↑	↑
Telecom	↑	↑	↑ @ ↓ *	↑ @ ↓ *

@ Before and * after one time additional depreciation

Performance Highlights - Revenue

Aditya Birla Nuvo Consolidated


812.6
1,150.2
2193.3
2,869.0
3rd Quarter
Nine Months
FY 2005
FY 2006

Aditya Birla Nuvo Standalone

Rs. Cr.


494.4
594.1
1376.7
1642.4
3rd Quarter
Nine Months
FY 2005
FY 2006

Consolidated Revenue

Contd ...

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

Growth	3rd Quarter Actual	3rd Quarter LY-Actual	Revenue		Nine Months Actual	Nine Months LY-Actual	Growth
20%	**594.1**	**494.4**	**Aditya Birla Nuvo**		**1,642.4**	**1,376.7**	19%
37%	303.4	221.0	Life Insurance		748.1	553.1	35%
57%	42.2	26.9	BPO		119.8	73.3	63%
	21.1	20.4	IT Services		60.3	62.3	
30%	30.3	23.4	Insulator JV	Nuvo's Share	80.2	59.1	36%
	(60.6)	*(46.8)*		*(Total)*	*(160.5)*	*(118.2)*	
	158.8	26.4	Telecom JV	Nuvo's Share	217.9	68.2	
	(766.1)	*(616.8)*		*(Total)*	*(2143.8)*	*(1592.3)*	
	0.1	0.1	Others		0.2	0.6	
75%	**556.0**	**318.2**	**Nuvo's Share in JV & Subs**		**1,226.6**	**816.6**	50%
42%	**1,150.2**	**812.6**	**Nuvo Consolidated**		**2,869.0**	**2,193.3**	31%

All round growth

Performance Highlights – Net Profit

Aditya Birla Nuvo Consolidated


96.6
26.0
11.4
23.7
3rd Quarter
Nine Months
FY 2005
FY 2006

Aditya Birla Nuvo Standalone

Rs. Cr.


94.8
74.2
28.7
25.4
3rd Quarter
Nine Months
FY 2005
FY 2006

Consolidated Net Profit

Contd …

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Rs. Cr.

	3rd Quarter		Net Profit		Nine Months		
	Actual	**LY-Actual**			**Actual**	**LY-Actual**	
11%	**25.4**	**28.7**	**Aditya Birla Nuvo**		**94.8**	**74.2**	28%
	(16.1)	**(18.2)**	Life Insurance		**(32.1)**	**(44.7)**	
	6.1	**(0.0)**	BPO		19.9	**(5.1)**	
	0.6	**(0.9)**	IT Services		**(0.2)**	**(2.2)**	
	0.9	**(4.4)**	Insulator JV	Nuvo's Share	**(2.5)**	**(11.2)**	
	(1.8)	*(-8.8)*		*(Total)*	*(-4.9)*	*(-22.3)*	
	4.4	1.6	Telecom JV	Nuvo's Share	7.6	0.6	
	*(21.4)**	*(36.9)*		*(Total)*	*(95.1)**	*(14.1)*	
	0.4	**(0.1)**	Others		0.7	0.4	
	(4.2)	**(4.7)**	Less: Minority Share		**(8.3)**	**(11.6)**	
	0.6	**(17.3)**	**Nuvo's Share in JV & Subs**		**1.8**	**(50.5)**	
129%	**26.0**	**11.4**	**Nuvo Consolidated**		**96.6**	**23.7**	308%

**** After one time additional depreciation of Rs. 65.2 Cr***

Aditya Birla Nuvo (Standalone) Financial Performance

Revenue and Profit

Revenue



494.4
594.1
1376.7
1642.4
3rd Quarter
Nine Months
FY 2005
FY 2006

Operating Profit

Rs. Cr.



73.0
81.7
194.
240.8
3rd Quarter
Nine Months
FY 2005
FY 2006

Segmental Revenue

Rs. Cr.

Growth	3rd Quarter: 2005-06		Revenue	Nine Months: 2005-06		Growth
	Actual	LY-Actual		Actual	LY-Actual	
31%	170.8	129.9	Garments	462.1	363.7	27%
	102.1	96.3	Rayon	285.1	260.8	
25%	149.8	119.4	Carbon Black	408.8	343.5	19%
19%	139.8	117.4	Textiles	377.8	334.4	13%
	29.5	27.1	Insulator	100.7	64.8	
	2.2	4.3	Others	7.7	9.4	
20%	594.1	494.4	Total	1,642.4	1,376.7	19%

Revenue growth across businesses

ADITYA BIRLA NUVO

Segmental Profitability

Rs. Cr.

	3rd Quarter: 2005-06		PBDIT	Nine Months: 2005-06		
	Actual	LY-Actual		Actual	LY-Actual	
92%	17.5	9.1	Garments	42.1	30.1	40%
	18.5	25.9	Rayon	60.3	65.9	
20%	23.9	19.9	Carbon Black	70.0	56.3	24%
76%	16.9	9.6	Textiles	42.2	23.8	77%
	6.0	5.6	Insulator	21.8	13.6	
	(1.1)	2.9	Others	4.5	4.6	
12%	81.7	73.0	Total	240.8	194.3	24%

Revenue and Profit composition

Revenue



Insulator
6%
Gases
0%
VFY
17%
Textiles
23%
Carbon Black
25%
Garments
29%

9M FY06

Operating Profit



Gases
2%
Insulator
9%
VFY
25%
Textiles
18%
Carbon Black
29%
Garments
17%

9M FY06

Revenue Composition - YTD

Consolidated



Cellular 8%
BPO 4%
IT Services 2%
Life Insurance 27%
Others 0%
Rayon 10%
Carbon Black 14%
Textiles 13%
Insulators 6%
Garments 16%
Nuvo's share (57.2%)

Manufacturing	Brands	Services
43.9%	16.1%	40.0%

Standalone



Garments 29%
Others 0%
Rayon 17%
Carbon Black
Textiles 23%
Insulator

Manufacturing	Brands
71.9%	28.2%

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Net interest moves up

Rs. Cr.

3rd Quarter

Interest Expense


5.8
18.1
FY05
FY06

Higher borrowings to fund Idea Investments and Capex

Interest Income


1.3
1.0
FY05
FY06

Nine Months


16.7
34.8
FY05
FY06


3.2
2.9
FY05
FY06

Financial Results

Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	Actual	LY-Actual		Actual	LY-Actual	
20%	594.1	494.4	Revenue	1,642.4	1,376.7	19%
	1.6	1.7	Other Income	11.0	7.4	
12%	81.7	73.0	Operating Profit (PBDIT)	240.8	194.3	24%
	18.1	5.8	Less: Interest & Finance Expenses	34.8	16.7	
	1.0	1.3	Add: Interest Income	2.9	3.2	
6%	64.5	68.4	Gross Profit	209.0	180.8	16%
	21.2	20.6	Depreciation/ Amortisation	62.6	60.1	
	43.3	47.8	Profit Before Tax and Exceptional Items	146.4	120.7	
	(1.7)	(3.8)	Exceptional Items	(3.1)	(6.8)	
	41.5	44.1	Profit after Exceptional Items	143.3	113.9	
	16.1	15.4	Provision for Taxation	48.5	39.7	
11%	25.4	28.7	Net Profit	94.8	74.2	28%
	17.0	19.1	EPS (Annualised)	21.1	16.5	

Business Performance

Garments: Strong profitable growth

- **Highest ever revenue at Rs 170.8 Cr, up 31%**
  - → Supported by strong volume growth in Shirts, Trousers and Suits
  - → Robust Fashion Brands performance with enriched product mix
  - → Peter England gaining stronghold in the popular segment
  - → Exports business revenue grew significantly supported by strategic initiatives
- **Retail expansion initiative on full swing**
  - → New large format exclusive brand outlets opened
    - *Retail space increased to 3.1 lacs sq. ft.*
    - *Total retail store now stands at 163*



Revenue (Rs Cr.)
127
130
109
128
163
171
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06

- **Consistently improving high quality retail operational efficiency**
- **All time high quarterly operating profit at Rs. 35.0 Cr**
  - → All round contribution from each business segment
  - → Advertising expenses contained at 10% even during festive season
- **Thrust on manufacturing export through subsidiary; Capex of Rs. 46 Cr on anvil**

Best "Retailer of the year" for fashion segment

2nd Reid & Taylor retail awards

ADITYA BIRLA NUVO

Garments: Performance Summary

Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	2005-06	2004-05		2005-06	2004-05	
	15.9	12.5	Shirts	52.2	43.2	
55%	5.7	3.7	Trousers	16.7	11.4	47%
	0.5	0.3	Suits	1.0	0.7	
	4.7	2.6	Others	11.6	6.2	
40%	26.8	19.1	Total Volumes (Lac Pcs.)	81.5	61.4	33%
31%	170.8	129.9	Revenue	462.1	363.7	27%
	35.0	26.1	Operating Profit	82.9	68.4	
	17.6	17.0	Advt. Expenses	40.8	38.3	
	17.5	9.1	PBDIT	42.1	30.1	
373%	11.3	2.4	PBIT	23.7	10.2	133%
	273.5	235.4	Capital Employed	273.5	235.4	
	15.9	3.9	ROACE (Annualised) (%)	12.0	5.7	

ROCE improves from 3.9% to 15.9%

Rayon

- **VFY revenues maintained with stable volumes**
  - → VFY realizations improved sequentially
- **Chemical business performance impaired**
  - → ECU realization declined by 21% at Rs. 18k/MT
  - → Revenue however, grew on higher volumes with expanded capacity
- **PBDIT declined to Rs. 18.5 Cr**
  - → Significantly impacted by lower ECU realization
  - → Higher maintenance and fuel cost added further pressure
    - *Planned maintenance shutdown of power plant for 15 days*
- **VRS offered to 69 persons (YTD: 133) at a cost of Rs. 1.7 Cr (YTD: Rs. 3.1 Cr)**
- **Significant progress on 20MW captive power plant; likely to commence by Sep-06**


VFY Realisation (Rs./Kg)
151
151
150
141
148
153
ECU Realisation (Rs.'000/MT)
20
23
24
26
21
18
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06

Rayon: Performance Summary

Rs. Cr.

3rd Quarter 2005-06	3rd Quarter 2004-05	Particulars	Nine Months 2005-06	Nine Months 2004-05
4,332	4,274	Production (Tons)	12,900	12,273
108.3	106.9	Capacity Utilization (%)	107.5	106.7
4,663	4,667	Sales Volumes (Tons)	13,084	12,361
153	151	VFY Realisation (Rs./Kg.)	147	153
71.3	70.5	Revenue - VFY	192.9	188.9
30.8	25.8	- Chemicals	92.2	71.9
102.1	96.3	Revenue	285.1	260.8
18.5	25.9	PBDIT	60.3	65.9
12.1	20.4	PBIT	41.9	50.4
341.1	280.7	Capital Employed	341.1	280.7
14.2	29.2	ROACE (Annualised) (%)	17.0	24.6

19% (Chemicals, 3rd Quarter) 6% (Sales Volumes, Nine Months) 4% (VFY Realisation, Nine Months) 28% (Chemicals, Nine Months)

Carbon Black: Robust performance

- **Record high volumes at 46,140 tons up by 11%**
  - → Fuelled by domestic auto sector growth
- **Realization improved by 13%**
  - → Positive changes in market mix (segment mix, customer mix, product mix, logistics mix)
  - → CBFS prices continues to rise; creating cost pressure
- **Operating profits up by 20%**
  - → Benefited from positive change in market mix
  - → High energy sales complemented
- **Proposed 50,000 TPA expansion still awaiting environmental clearance**
- **Exploring Greenfield project of 60,000 TPA in Western India**



Realisation (Rs./Ton)
27,542
28,779
29,826
29,829
31,183
32,473
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06



CBFS (US$/Ton)
135
133
150
196
220
221
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06

Carbon Black: Performance Summary

Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	2005-06	2004-05		2005-06	2004-05	
	45,329	41,466	Production (Tons)	130,864	122,887	
	106.7	103.7	Capacity Utilization %	102.6	102.4	
↑ 11%	46,140	41,499	Sales Volumes (Tons)	130,976	123,569	↑ 6%
↑ 13%	32,473	28,778	Realisation (Rs./Ton)	31,214	27,799	↑ 12%
↑ 25%	149.8	119.4	Revenue	408.8	343.5	↑ 19%
	23.9	19.9	PBDIT	70.0	56.3	
	16.0	16.6	OPM %	17.1	16.4	
↑ 28%	19.8	15.5	PBIT	57.9	44.1	↑ 31%
	371.4	340.6	Capital Employed	371.4	340.6	
	21.2	18.0	ROACE (Annualised) (%)	20.8	17.5	

Increased domestic volumes helped

Textiles: Profitability improve across segments

- **Linen segment – Better performance continued**
  - → Higher volumes through de-bottlenecking and Capex initiatives
- **Worsted segment – Benefited from higher share of value added products**
  - → Improved volumes supported by expanded capacity of wool combing
- **Synthetic Yarn – Performance sustained by increasing share of specialty yarn**
- **Operating profits jumped by 76%**
  - → Supported by growth across segments
  - → Focus on specialty and value added product paying off



ROCE (Annualised)
13%
14%
12%
14%
18%
21%
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06

Textiles: Performance Summary

Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	2005-06	2004-05		2005-06	2004-05	
31%	26.2	20.1	Linen Fabrics	68.8	51.5	33%
	21.4	23.7	Flax Yarn	47.2	48.0	
	60.4	41.4	Worsted Segment	166.9	132.8	
	31.8	32.3	Synthetic Yarn	95.0	102.2	
	139.8	117.4	Total Revenue	377.8	334.4	
	16.9	9.6	PBDIT	42.2	23.8	
113%	13.3	6.2	PBIT	31.3	13.4	133%
	258.6	182.8	Capital Employed	258.6	182.8	
689bps	21.4	14.3	ROACE (Annualised) (%)	17.8	10.7	634bps

Textile ROCE on track

Insulators: Improved performance

Domestic Marketing:

- **Revenue is higher by 9% at Rs. 29.5 Cr**
  - → Volume growth supported by robust demand in T&D segment
  - → Growth however, not reflected in higher revenue due to billing through JV
- **Profit up by 7% at Rs. 6.0 Cr**
  - → Despite increase in Transfer price

Birla NGK (JV):

- **Sales volume rise on back of higher demand in domestic market**
  - → Exports lower due to weak demand
- **Revenue up with increase in share of high value/value added products**
  - → Improved realization on the back of pass on of high input cost
- **Waste reduction and Yield improvement efforts are underway**
- **JV turned around with net profit of Rs. 1.8 Cr**

ADITYA BIRLA NUVO

Insulators: Performance Summary

Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	2005-06	2004-05		2005-06	2004-05	
			Domestic Marketing			
9%	29.5	27.1	Revenue	100.7	64.8	56%
7%	6.0	5.6	PBDIT/ PBIT	21.8	13.6	60%
	19.4	18.5	Capital Employed	19.4	18.5	
			BIRLA NGK (JV)			
	6,547	6,191	Production (Tons)	19,233	17,808	
2%	6,529	6,418	Sales Volumes (Tons)	18,880	17,166	10%
30%	60.6	46.8	Revenue	160.5	118.2	36%
	6.3	(6.2)	PBDIT	7.7	(15.9)	
	1.8	(8.8)	PAT	(4.9)	(22.3)	
	175.3	179.3	Capital Employed	175.3	179.3	

Life Insurance: Satisfactory performance

- **New Business Annualized Premium grew by 14% at Rs. 147.7 Cr**
  - → Added 2,868 advisors during quarter (Total: 13,918)
- **Premium income up by 32%**
  - → 42K policies issued; up by 28%
  - → Individual business up by 34%
  - → Average premium per policy at Rs. 32,000
- **Market share however, declined to 2.5% among private insurers**
  - → Group business suffered due to cut throat pricing competition
- **Aggressive efforts underway towards regaining market position**
  - → Mid term initiative to add 30 more branches by year end
  - → Aggressive ramp up of branches and agency force to increase reach
  - → New products introduced – Simply Life, Prime Life and Prime Life Premier
  - → Operational excellence initiatives to service policyholders better
    - *Automated underwriting tool and business process management*
- **Capital infusion of Rs. 30.0 Cr during the quarter**

Life Insurance: Performance Summary

ADITYA BIRLA NUVO

Rs. Cr.

	3rd Quarter		Particulars	Nine Months		
	2005-06	2004-05		2005-06	2004-05	
			Individual Business			
6%	142.9	134.7	First Year Premium	339.6	321.3	6%
	109.1	53.6	Renewal Premium	277.1	120.6	
34%	252.1	188.3	**Total Individual business**	616.8	441.9	40%
			Group Business			
	10.8	14.7	First Year Premium	20.4	63.6	
	8.3	2.7	Renewal Premium	20.0	10.1	
	19.1	17.4	**Total Group business**	40.4	73.7	
32%	**271.2**	**205.7**	**Total Premium Income**	**657.1**	**515.6**	27%
	(16.1)	**(18.2)**	Net Profit/(Loss)	**(32.1)**	**(44.7)**	
	400.0	350.0	Share Capital	400.0	350.0	
	1,967.5	**1,068.3**	**Fund under management**	**1,967.5**	**1,068.3**	

BPO: On the high growth trajectory

- **Robust growth in revenues**
  - → Enriched client portfolio
    - *Enhanced client base with significant ramp-up potential*
    - *Business with existing clients increased further*
    - *10 of 22 clients are Fortune 500*
  - → Employee base strengthened to 4,000
  - → Expanded seats from 1656 to 2050
- **Net Profit leapfrogged at Rs. 6.1 Cr**
  - → Positive change in business mix
    - *Share of Non Voice increased to 24%*
  - → Optimum utilization of infrastructure
  - → Improved productivity and service levels
- **Attrition management remains a challenge but being attacked**
- **Inorganic/organic growth opportunities being studied**


Revenue (Rs. Cr.)
25.5
26.9
34.9
38.0
39.6
42.2
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06

BPO: Performance Summary

ADITYA BIRLA NUVO

Rs. Cr.

	3rd Quarter	3rd Quarter	Particulars	Nine Months	Nine Months	
	2005-06	2004-05		2005-06	2004-05	
	2,047	1,656	No of Operating Seats	2,047	1,656	
	3,952	3,161	No of Employees	3,952	3,161	
51%	32.2	21.4	Voice	94.9	59.5	60%
	10.0	5.6	Non-Voice	24.9	13.8	
57%	42.2	26.9	**Revenue**	119.8	73.3	63%
	6.5	0.3	PBIT	21.0	(4.1)	
	6.1	(0.0)	**Net Profit/(Loss)**	19.9	(5.1)	
	66.0	54.5	Capital Employed	66.0	54.5	

ADITYA BIRLA NUVO

IT Services: Turned around

Rs. Cr.

3rd Quarter		Particulars	Nine Months	
2005-06	2004-05		2005-06	2004-05
20.6	19.5	Software Revenue	57.2	59.2
0.5	0.9	Hardware Revenue	3.1	3.1
21.1	20.4	Total Revenue	60.3	62.3
1.8	0.2	PBDIT	3.1	1.3
0.6	(0.9)	Net Profit/(Loss)	(0.2)	(2.2)
22.0	21.7	Capital Employed	22.0	21.7

- PAT positive after long time
- Market-facing activity aligned with strategic direction: Corporate Banking, High Tech, Testing and Service Alliances
- Revenue is on cautious uptrend
- Traction encouraging: Order backlog build up in every segment
- Headcount crosses 500 for first time after October' 04

Telecom: Rapid growth trajectory

- **Subscriber base at 6.47 million**
  - → Net adds of 0.53 million subscribers during the quarter
- **Revenue jumped 24% Rs. 766.1 Cr.**
  - → Rs. 999 Life time plan – a new paradigm
    - *Generated revenues of Rs. 28.0 Cr*
  - → Share of Value Added Services increased
  - → Declining ARPU however slowed momentum
    - *Increase in prepaid subscriber base*
    - *Decrease in realization per minute*
    - *Minutes of usage per subscriber though increased*
- **Operating profit up by 23% at Rs. 282.2 Cr**
- **Net profit though suffered at Rs. 21.4 Cr**
  - → Additional depreciation of Rs. 65.2 Cr provided
- **Plans to strengthen existing network and expand in 3 more circles (H.P., Rajasthan and U.P. (E))**
  - → Capex spending finalized to accelerate growth and launch by Sept 06
- **Debt restructuring to reduce interest burden and realign tenure**



Subscriber (Mn)
0.3
0.8
1.3
3.7
5.1
6.5
FY 01
FY 02
FY 03
FY 04
FY 05
Q3 FY06

Telecom: Performance Summary

Rs. Cr.

Growth	3rd Quarter 2005-06	3rd Quarter 2004-05	Particulars	Nine Months 2005-06	Nine Months 2004-05	Growth
38%	**64.7**	**47.0**	**No of Subscriber (Lacs)**	**64.7**	**47.0**	38%
24%	**766.1**	**616.8**	**Revenue**	**2,143.8**	**1,592.3**	35%
23%	282.2	229.1	PBDIT	765.3	564.2	36%
	36.8	37.1	OPM %	35.7	35.4	
	102.8	117.1	PBIT	346.8	250.4	
	21.4*	**36.9**	**Net Profit/(Loss)**	**95.1***	**14.1**	
	4,311.0	4,460.8	Capital Employed	4,311.0	4,460.8	
	9.5	10.5	ROCE (Annualised) (%)	10.7	7.5	

After one time additional depreciation of Rs. 65.2 Crores

ADITYA BIRLA NUVO

Capex and Investment Plan

Rs. Cr.

	Particulars	Total Plan FY06-FY09	Spent			Spending Plan			
			Till FY2005	During 9M FY 2006	Total	Balance to be Spent			
						FY 2006	FY 2007	FY 2008/09	Total
A	**Project Based**								
	VFY / Chemical	174.7	15.5	45.7	61.2	30.0	50.0	33.6	113.5
	Carbon Black	111.0	0.5	7.5	8.0	9.0	94.0		103.0
	Textiles	43.4	24.4	14.6	38.9	4.5			4.5
	Garments	109.0	1.7	8.0	9.7	2.9	62.6	33.8	99.3
	Sub-Total A	**438.1**	**42.0**	**75.8**	**117.8**	**46.4**	**206.6**	**67.4**	**320.4**
B	**Modernization**								
	VFY / Chemical	41.4	4.3	20.9	25.2	11.4	4.8		16.2
	Garments	17.2	0.5	7.3	7.8	2.9	6.5		9.4
	Carbon Black	22.6	6.2	3.7	9.9	3.1	9.6		12.7
	Textiles	20.6	2.0	10.7	12.7	7.9			7.9
	Others	2.4		1.7	1.7	0.7			0.7
	Sub-Total B	**104.3**	**13.0**	**44.4**	**57.4**	**26.0**	**20.9**	**-**	**46.9**
C	**Total Capex at Nuvo (A+B)**	**542.4**	**55.0**	**120.1**	**175.1**	**72.5**	**227.4**	**67.4**	**367.3**
D	**Investment in Insurance**	298.2		37.0	**37.0**	**51.8**	**116.9**	**92.5**	**261.2**
E	**Total Capital Outlay (C+D)**	**840.6**	**55.0**	**157.1**	**212.1**	**124.3**	**344.4**	**159.9**	**628.5**
F	**Major Capex (Other than JVs)**								
	Software	3.7	-	1.1	1.1	2.6			2.6
	BPO	26.8	-	11.0	11.0	15.8			15.8
	Other Associates	81.3	-	14.4	14.4	18.5	29.5	18.9	66.8
	Sub-Total F	**111.7**	**-**	**26.5**	**26.5**	**36.8**	**29.5**	**18.9**	**85.2**
	Grand Total (E+F)	**952.3**	**55.0**	**183.6**	**238.6**	**161.1**	**373.8**	**178.8**	**713.7**

Business Outlook and Strategy – Value Businesses

ADITYA BIRLA NUVO

Business	Outlook	Key changes in quarter	Strategy
Rayon – VFY	Moderate	❍ Marginal improvement in VFY realization	❍ Thrust on quality and improving realization ❍ Cost reduction through captive power plant ❍ Focus on improving productivity to offset declining ECU realization
Rayon – Chemicals	Moderate	❍ Declining ECU realization	
Carbon Black	Positive	❍ Exploring Greenfield expansion of 60,000 TPA	❍ Change in market mix towards high margin markets ❍ Pass on of rising CBFS prices to customers, though with a time lag ❍ Increase in volumes to be fuelled by proposed expansion
Textiles	Positive		❍ Linen segment: Promote greater usage for regular wear ❍ Worsted segment: Focus on Value added products ❍ Synthetic yarn segment: Focus on Specialty yarn
Insulators	Moderate	❍ JV positive for first time	❍ Focus to tap fast growing T&D backed by power sector reforms ❍ Increase in yield and efficiency while reducing rejections ❍ Increase share of high value/value added products

Business Outlook and Strategy – High Growth Businesses

Business	Outlook	Key changes in quarter	Strategy
Garments	Positive	❍ Launch of Espirit brand in India ❍ Positive result of retail expansion ❍ Thrust on Contract Export through subsidiary	❍ Retail space to be doubled over next two years ❍ Transforming from Wardrobe brands to Lifestyle brands ❍ Increase effective reach of Peter England ❍ Renewed focus on Manufacturing export → Strengthening manufacturing, design and product development capabilities • *To fuel growth, Capex of Rs. 46 Cr is on anvil* → To become full service provider to international labels/brands
Life Insurance	Positive	❍ Clarifications on ULIP to promote healthy competition ❍ Aggressive ramp up distribution network	❍ Focus on regaining market share → Aggressive ramping up: 55 Branches and additional advisors on cards; → New products launch targeting specific segments ❍ Focus on Value building growth ❍ Superior returns to policyholders with transparency

Business Outlook and Strategy – High Growth Businesses

Business	Outlook	Key changes in quarter	Strategy
BPO	Positive	❍ Efficient utilisation of expanded seats ❍ Share of Non voice business increased to 24%	❍ Optimum utilisation of infrastructure and seat expansion ahead of demand ❍ New clients addition and ramping business with existing clients ❍ Focus on increasing share of Non Voice business
IT Services	Moderate	❍ Positive PAT for first time ❍ New and better facility	❍ Strengthening marketing and delivery capabilities ❍ Initiating build up of specialization/differentiation
Telecom	Positive	❍ Substantial progress in financial restructuring ❍ Liberalization of NLD ❍ Growing competition	❍ Roll out of services in three new circles and strengthening network in existing circles ❍ To provide value added services to drive customer loyalty and revenues ❍ Financial restructuring to reduce interest cost

Vision and Strategy

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Vision → ***To become a premium conglomerate with market leadership across businesses delivering superior value to shareholder on sustained basis***

Strategy → ***To increase the share of High growth businesses in total revenue by deploying <u>surplus</u> cash from Value businesses to grow the high growth businesses of tomorrow***

Dedicated to deliver better results quarter after quarter

Annexures

Profitability Snapshot – Aditya Birla Nuvo Standalone

Rs. Cr.

	3rd Quarter		Nine Months		Full Year	
	2005-06	2004-05	2005-06	2004-05	2004-05	2003-04
Gross Turnover	632.9	526.0	1,749.0	1,474.8	1,987.8	1,717.6
Net Turnover	594.1	494.4	1,642.4	1,376.7	1,860.6	1,577.4
PBDIT	81.7	73.0	240.8	194.3	264.0	257.8
PBDIT Margin (%)	13.7	14.8	14.7	14.1	14.2	16.3
Net Interest	17.2	4.6	31.9	13.6	18.6	14.8
PBDT	64.5	68.4	209.0	180.8	245.4	243.0
PAT before exceptional items	27.2	32.4	97.9	81.0	121.4	111.3
PAT	25.4	28.7	94.8	74.2	113.7	131.3
PAT Margin (%)	4.3	5.8	5.8	5.4	6.1	8.3
EPS (Rs.)	4.2	4.8	15.8	12.4	19.0	21.9
CEPS (Rs.)	7.8	8.4	26.4	23.0	32.1	36.5
Dividend (%)					40.0%	40.0%
Interest Cover (x) (PBDIT/ Net Interest)	4.8	16.0	7.6	14.3	14.2	17.4

Annexure I



PBDIT
PBDIT Margin (%)
PBIDT (Rs. Crs.)
PBIDT Margin (%)
300
275
250
225
200
175
150
125
100
75
50
25
0
25
20
15
10
5
16.4
14.2
14.7
258
264
241
FY2004
FY 2005
9M FY2006



Net Interest
Interest Cover (x) (PBDIT/ Net Interest)
Net Interest (Rs. Crs.)
Interest Cover (x)
40
30
20
10
0
20
15
10
5
17.4
14.2
7.6
15
19
32
FY2004
FY2005
9M FY2006

Balance Sheet Snapshot – Aditya Birla Nuvo Standalone

Rs. Cr.

	2005-06			Full Year	
	Q3	Q2	Q1	2004-05	2003-04
Equity	59.9	59.9	59.9	59.9	59.9
Net Worth	1,323.5	1,423.5	1,384.8	1,354.1	1,267.7
Long Term Debt	564.8	370.1	270.4	240.9	180.1
Short Term Debt	617.9	732.6	231.8	207.7	194.3
Total Debts	1,182.7	1,102.7	502.2	448.6	374.3
Capital Employed	2,506.3	2,526.1	1,887.0	1,802.7	1,642.0
Net Block	866.5	855.7	848.6	810.3	740.4
Net Working Capital	330.9	500.3	400.8	418.2	287.5
Deferred Tax Liabilities	(126.4)	(126.2)	(125.1)	(125.5)	(127.5)
Strategic Investments	1,319.0	1,296.4	633.2	618.3	581.6
Other Investments	116.3	-	129.4	81.3	160.0
Total Investments	1,435.3	1,296.4	762.6	699.7	741.6
ROACE (at PBIT) (%)	9.6	11.9	11.3	10.6	11.5
ROANW (at PAT) (%)	7.4	11.0	9.0	8.7	10.8
Book Value (Rs.)	221.0	237.7	231.3	226.1	211.7
Total Debt Equity (x)	0.89:1	0.77:1	0.36:1	0.33:1	0.3:1
Long Term Debt Equity (x)	0.43:1	0.26:1	0.2:1	0.18:1	0.14:1
Market Capitalisation	3,995.8	3,697.0	2,546.6	2,390.7	1,131.4



Net Worth
Capital Employed
Total Debt: Equity (x)
Rs. Crores
3,000
2,500
2,000
1,500
1,000
500
0
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1,268
1,642
0.3
1,354
1,803
0.3
1,449
2,506
0.9
FY2004
FY2005
Q3 FY2006

Annexure II

Segmental Performance – Aditya Birla Nuvo Standalone

3rd Quarter

Rs. Cr.

Particulars	Revenue		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
Garments	170.8	129.9	11.3	2.4	283.0	247.2	15.9%	3.9%
VFY	102.1	96.3	12.1	20.4	341.6	278.9	14.2%	29.2%
Carbon Black	149.8	119.4	19.8	15.5	373.5	344.4	21.2%	18.0%
Textiles	139.8	117.4	13.3	6.2	248.3	174.1	21.4%	14.3%
Insulators	29.5	27.1	6.0	5.6	19.2	16.9	125.7%	133.6%
Argon Gas	2.2	4.3	0.6	2.6	11.6	13.5	20.4%	75.9%
Total Operating Assets	594.1	494.4	63.1	52.7	1,277.2	1,075.0	19.8%	19.6%
Corporate Assets	-	-	(2.6)	(0.3)	1,301.7	632.8	-0.8%	-0.2%
Total	594.1	494.4	60.5	52.4	2,578.9	1,707.8	9.4%	12.3%

Nine Months

Particulars	Revenue		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
Garments	462.1	363.7	23.7	10.2	262.8	238.8	12.0%	5.7%
VFY	285.1	260.8	41.9	50.4	329.8	272.6	17.0%	24.6%
Carbon Black	408.8	343.5	57.9	44.1	371.6	336.8	20.8%	17.5%
Textiles	377.8	334.4	31.3	13.4	235.0	168.1	17.8%	10.7%
Insulators	100.7	64.8	21.8	13.6	20.2	19.3	143.8%	94.2%
Argon Gas	7.7	9.4	3.1	4.3	12.3	15.1	33.3%	38.0%
Total Operating Assets	1,642.4	1,376.7	179.6	136.0	1,231.8	1,050.7	19.4%	17.3%
Corporate Assets	-	-	(1.4)	(1.7)	985.4	648.3	-0.2%	-0.4%
Total	1,642.4	1,376.7	178.2	134.3	2,217.1	1,699.0	10.7%	10.5%

Annexure III

Production: Q3 FY 2006

ADITYA BIRLA NUVO

Particulars	Units	3rd Quarter: 2005-06		3rd Quarter: 2004-05	
		Capacity	Production (A)	Capacity	Production (A)
VFY	Tons	4,000	4,332	4,000	4,274
Carbon Black	Tons	42,500	45,329	40,000	41,466
YARNS		Spdl/MT	MT	Spdl/MT	MT
Worsted	Tons	5,284	1,554	5,284	1,023
Flax	Tons	1,509	581	1,509	671
Synthetic	Tons	12,552	2,955	12,552	3,945
Total	Tons	19,345	5,090	19,345	5,639

Annexure IV

Production: YTD FY 2006

Particulars	Units	Nine Months: 2005-06		Nine Months: 2004-05	
		Capacity	Production (A)	Capacity	Production (A)
VFY	Tons	12,000	12,900	11,500	12,273
Carbon Black	Tons	127,500	130,864	120,000	122,887
YARNS		Spdl/MT	MT	Spdl/MT	MT
Worsted	Tons	10,568	4,188	10,568	3,207
Flax	Tons	3,018	1,400	3,018	1,330
Synthetic	Tons	25,104	8,491	25,104	9,441
Total	Tons	38,690	14,080	38,690	13,978

Annexure V

Sales Volume and Realization: Q3 FY 2006

Particulars	Volume			Realisation		
	Units	3rd Quarter		Units	3rd Quarter	
		2005-06 (A)	2004-05 (A)		2005-06 (A)	2004-05 (A)
VFY	Tons	4,663	4,667	Rs./Kg.	153	151
Garments	Lac Pcs.	26.8	19.1	-		
Carbon Black	Tons	46,140	41,499	Rs./MT	32,473	28,778
YARNS						
Worsted	Tons	1,567	998	Rs./Kg.	385	414
Flax	Tons	573	634	Rs./Kg.	374	373
Synthetic	Tons	2,957	2,748	Rs./Kg.	108	118
Total Yarn	Tons	5,097	4,380	Rs./Kg.	-	-
Fabric	000 Mtrs	1,211	995	Rs./Mtr	217	202

Annexure VI

Sales Volume and Realization: YTD FY 2006

ADITYA B[redacted]A NUVO

Particulars	Volume			Realisation		
	Units	Nine Months		Units	Nine Months	
		2005-06 (A)	2004-05 (A)		2005-06 (A)	2004-05 (A)
VFY	Tons	13,084	12,361	Rs./Kg.	147	153
Garments	Lac Pcs.	81.5	61.4	-		
Carbon Black	Tons	130,976	123,569	Rs./MT	31,214	27,799
YARNS						
Worsted	Tons	4,091	3,188	Rs./Kg.	408	416
Flax	Tons	1,291	1,303	Rs./Kg.	366	368
Synthetic	Tons	8,239	8,339	Rs./Kg.	115	123
Total Yarn	Tons	13,621	12,830	Rs./Kg.	-	-
Fabric	000 Mtrs	3,132	2,619	Rs./Mtr	220	197

Annexure VII

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Limited

Regd. Office: Indian Rayon Compound, Junagadh-Veraval Road, Veraval – 366 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.adityabirlanuvo.co.in

Email: nuvocfd@adityabirla.com

ADITYA BIRLA NUVO

PRESS RELEASE Mumbai, 31st January 2006

ADITYA BIRLA NUVO, AN ADITYA BIRLA GROUP COMPANY

REPORTS GOOD PERFORMANCE FOR Q3/9M FY 2006

	3rd Quarter		Nine Months	
Consolidated Net Sales	**Rs. 1150.15 Cr**	42%	**Rs. 2868.99 Cr**	31%
Consolidated Net Profit	**Rs. 26.00 Cr**	129%	**Rs. 96.59 Cr**	308%

Rs. Crores

Particulars	Consolidated					
	Quarter ended 31st December			Nine Months ended 31st December		
	2005	2004	Growth %	2005	2004	Growth %
Net Income from Operations	**1,150.15**	**812.62**	41.5	**2,868.99**	**2,193.30**	30.8
Operating Profit	**143.99**	**68.18**	111.2	**338.65**	**181.19**	86.9
Profit Before Tax	**41.14**	**25.85**	59.2	**142.80**	**58.75**	143.1
Exceptional Items	(1.75)	(3.76)	(53.5)	(3.06)	(6.76)	
Provision for Taxation	17.48	15.47		51.40	39.92	
Net Profit (after Minority Interest)	**26.00**	**11.35**	129.1	**96.59**	**23.68**	307.9
EPS (Rs.)	**4.04**	**1.80**		**15.87**	**3.67**	

VRS at Rayon Division	**(1.75)**	**(1.81)**		**(3.06)**	**(8.97)**	
Sale of Global Export/Strategic Investment	**-**	**(1.95)**		**-**	**2.21**	
Exceptional Gain/(Loss)	**(1.75)**	**(3.76)**		**(3.06)**	**(6.76)**	

Aditya Birla Nuvo, a major Aditya Birla Group Company, has posted good results for the quarter ended 31st December 2005.

Its **consolidated** turnover of Rs. 1150.15 Crores, is up by 41.5% over Rs. 812.62 Crores achieved in the corresponding quarter of the previous year. Net profit has leapfrogged to Rs. 26.00 Crores against Rs. 11.35 Crores in the corresponding quarter of the previous year.

While the Company's **stand-alone** turnover at Rs. 594.13 Crores, grew by 20.2% vis-à-vis Rs. 494.40 Crores achieved in the corresponding quarter of the previous year, the revenue from the subsidiaries and associates have increased from Rs. 318.22 Crores to Rs. 556.02 Crores.

The Company's stand-alone operating profits were up by 11.9% at Rs. 81.70 Crores. However, stand-alone net profit declined to Rs. 25.45 Crores against Rs. 28.65 Crores due to a major rise in interest on borrowings to fund increase in Idea Cellular stake to 20.73%. The subsidiaries and JVs have performed well with consolidated profit jumping from Rs. 11.35 crores to Rs. 26.00 crores, mainly on the back of strong performance of the BPO business.

All businesses of Aditya Birla Nuvo, including its JVs and subsidiaries, have contributed significantly either through improving profits or cutting down losses.

Standalone Performance

Particulars	Sales Volume			Net Sales (Rs. Crores.)	
	Unit	Quarter ended 31st December		Quarter ended 31st December	
		2005	2004	2005	2004
Garments	Lac Pcs.	26.8	19.1	170.76	129.89
Viscose Filament Yarn	Tons	4,663	4,667	102.06	96.32
Carbon Black	Tons	46,140	41,499	149.83	119.43
Textiles				139.81	117.44

Madura Garments

At Madura Garments, the opening of new stores has bolstered its already salient retail presence, with retail space at 3.1 lacs sq ft. The Division is aggressively expanding large format exclusive brand outlets, coupled with selected stores, to provide a retail experience of an international standard. The Division launched Espirit brand in India. The response has been encouraging.

MG's revenue has soared by 31.5% to Rs. 170.76 Crores vis-à-vis Rs. 129.89 Crores recorded in the corresponding quarter of the previous year. Strong growth across its product range particularly in Shirts, Trousers and Suits boosted revenue growth. Operating Profit is up by 92.3% supported by Louis Philippe, Van Huesen and Allen Solly – its fashion brands, and Peter England – its popular brand. While fashion brands benefited from enriched product mix, its popular brand maintained strong growth momentum by enhancing its effective reach. The Division developed innovative merchandise and exciting communication campaigns, which did well during the festive season.

Consistent brand building efforts, innovative merchandise and aggressive campaigns for each of the brands, has driven growth and brand equity. Madura Garments will continue to maintain its high market share in the industry.

The focus on Contract Exports towards providing full service has also started reaping benefits. To give a fillip to Madura Garment's Contract Exports business, a capex of Rs. 46 Crores has been planned in the wholly owned subsidiary, Madura Garments Exports Ltd. created for this purpose, which will eventually carry out all the contract export business.

Rayon Division

The Rayon Division's revenues at Rs. 102.06 Crores increased by 6.0% compared to Rs. 96.32 Crores in the corresponding quarter of the previous year. While VFY volumes maintained at 4663 tonnes, realisations are marginally higher. In the chlor-alkali segment, expanded caustic soda capacity has been fully utilised, leading to enhanced revenues. ECU realisations declined by 21.0%, significantly impacting the profits. The Division's operating profit declined to Rs. 18.45 Crores (Rs.25.87 crores). Progress on the 20MW captive power plant is on schedule

Carbon Black Division

Carbon Black Division has shown robust performance. Revenues at Rs. 149.83 Crores are up by 25.5% vis-à-vis Rs. 119.43 Crores attained in the corresponding quarter of the previous year. Total volumes grew by 11.2% at 46,140 tons, aided by the robust auto sector growth. Realisation is up by 12.8% supported by a change in market and segment mix and the partial passing on of the high CBFS prices to the customers. While the Company is pursuing environmental clearance for 50,000 TPA brown-field expansion, the division is also exploring possibilities to set up a Greenfield project of 60,000 TPA in Western India.

Textiles Division

The Textiles Division's revenues have gone up 19.0% to Rs. 139.81 Crores as against Rs. 117.44 Crores. Operating Profits jumped by 76.0% helped by strong performance across segments. Linen

fabric segment benefited from the growing awareness and usage. Worsted segment has gained from value added products and increased volumes due to expansion of the wool combing facility. Synthetic yarn performance was sustained with an increasing share of specialty yarns.

Insulators Domestic Marketing

Strong demand in Transmission and Distribution segment helped in achieving 17% volume growth in insulators. At Rs. 29.50 Crores, the revenue growth of 9.0% was supported by higher volumes and better realisation.

BIRLA NGK Insulators Private Limited, the 50:50 JV with NGK has posted a turnover of Rs.60.60 crores, a growth of 29.6%. Guided by NGK experts, yield improvement efforts are being pursued. The JV has posted positive profit in this quarter

Other Joint Ventures and Subsidiaries

At **Birla Sun Life Insurance**, the total premium income has grown by 31.8% to Rs. 271.15 Crores. The first year premium in the individual business has grown by 6.1%. The Group business, however, was impacted by the intense pricing pressure from the competitors. The Company has 55 branches and a 13,918 strong agency force. As a mid term initiative, it is focusing on expanding its branch network by 30 in the next quarter. It has enriched its product portfolio by introducing new target specific plans.

At **TransWorks,** revenues have risen significantly by 56.9% at Rs. 42.22 Crores vis-à-vis Rs. 26.92 Crores in the previous year. During the quarter, two new clients were added and business from existing clients was ramped up. The Company has also increased its seat capacity to 2,047 and strengthened its employee base to cater to the fast growing business. The Company is optimising its infrastructure utilisation leading to improved margins. The Company expects to wipe off all carried forward losses by the next quarter.

At **PSI Data Systems**, the business has turned around into black with positive net profits on improved margins. Revenues stood at Rs. 21.14 Crores. Though revenue is on cautious uptrend, it has built a strong pipeline in every segment. The company's focus is on core verticals with a greater thrust on high margin business.

At **IDEA Cellular**, subscriber base grew by 37.9% to 6.47 million. Revenues for the quarter showed an impressive jump of 24.2% at Rs. 766.09 Crores. The Company has an 8.9% market share in the total mobility segment and ranks 5th in the cellular industry. IDEA is restructuring its debt portfolio to reduce the finance burden and realign tenure with business objectives.

Consolidation of Indo Gulf Fertilizers and Birla Global Finance with Aditya Birla Nuvo

The Company is taking necessary steps to complete the landmark corporate restructuring to merge Birla Global Finance and Indo Gulf Fertilisers, with Aditya Birla Nuvo. The Scheme of Amalgamation between Indo Gulf Fertilisers and Aditya Birla Nuvo has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad on January 10, 2006. Further, the scheme of amalgamation between Birla Global Finance and Aditya Birla Nuvo has also been sanctioned by the Hon'ble High Court, Mumbai on January 27, 2006. These approvals are subject to the sanction of the scheme filed by Indo Gulf Fertilisers at Allahabad High Court, Lucknow Bench and by Aditya Birla Nuvo at Ahmedabad High Court, Gujarat respectively.

Going Forward

Overall, the outlook for Aditya Birla Nuvo is optimistic given the strategic thrust, growth and the capex initiatives taken in each of the businesses.

- **Madura Garment** will focus on retail expansion, optimising cost and brand transformation. In export manufacturing, strengthening manufacturing, design and product development is on the cards
- **VFY's** thrust on improving quality will continue. It is striving to improve productivity and reduce costs to offset the declining ECU realisation
- **Carbon Black** will push volumes in domestic market and pass on the increased CBFS cost to its customers.
- **Textiles** will gain from the focus on niche areas
- **The Insulator JV** will continue its emphasis on higher value products and yield improvement
- **Birla Sun Life insurance's thrust** is on increasing the branch network and strengthening its agency force while enriching its product portfolio
- **BPO** – is geared to up its performance through expanding and optimally utilising its seat capacity by acquiring new clients and raising its service quality.
- **IT Services** – focus on marketing and building specialisation/differentiation will fuel growth
- **Telecom** – increasing its reach by roll out in three new circles and debt restructuring will strengthen the company.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2005

(Rs Crores)

Consolidated Financial Results					FINANCIAL RESULTS	Standalone Financial Results				
Quarter Ended 31st Dec		Year to date		Year Ended 31st March		Quarter Ended 31st Dec		Year to date		Year Ended 31st March
2005	2004	2005	2004	2005		2005	2004	2005	2004	2005
1,192.03	846.64	2,984.02	2,297.73	3,325.96	Income from Operations	632.94	526.03	1,749.03	1,474.78	1,988.04
41.88	34.02	115.03	104.43	136.36	Less: Excise Duty	38.81	31.63	106.64	98.10	127.19
1,150.15	**812.62**	**2,868.99**	**2,193.30**	**3,189.60**	**Net Income from Operations**	**594.13**	**494.40**	**1,642.39**	**1,376.68**	**1,860.85**
4.41	3.54	18.92	13.99	19.40	Other Income	1.58	1.71	10.95	7.42	10.07
1,154.56	**816.16**	**2,887.91**	**2,207.29**	**3,209.00**	**Total Income**	**595.71**	**496.11**	**1,653.34**	**1,384.10**	**1,870.92**
					Total Expenditure:					
6.50	7.49	(33.22)	(13.77)	(14.41)	Decrease / (Increase) in Stock in Trade	6.34	5.34	(32.32)	(10.89)	(11.16)
322.58	269.85	934.13	768.53	1,045.39	Cost of Raw Materials/Traded Goods	315.51	259.35	902.65	737.39	1,000.45
108.92	79.53	285.46	231.89	319.87	Staff Cost	36.25	30.97	104.37	91.85	125.16
365.15	236.83	883.70	659.28	912.68	Other Expenditure	155.91	127.48	437.62	371.44	492.32
207.42	154.29	479.19	380.17	684.12	Change in valuation of liability in respect of life Insurance policies in force					
143.99	**68.17**	**338.65**	**181.19**	**261.36**	**Profit Before Interest, Depreciation & Tax**	**81.70**	**72.97**	**240.82**	**194.31**	**264.15**
36.56	10.60	63.86	30.35	41.79	Interest and Finance Expenses	18.15	5.84	34.78	16.72	23.07
1.18	1.35	3.58	3.30	4.86	Add: Interest Income	0.97	1.27	2.92	3.16	4.34
108.61	**58.92**	**278.37**	**154.14**	**224.43**	**Profit Before Depreciation & Tax**	**64.52**	**68.40**	**208.96**	**180.75**	**245.42**
67.47	33.07	135.57	95.39	130.29	Depreciation and Amortisation	21.23	20.58	62.58	60.06	80.69
41.14	**25.85**	**142.80**	**58.75**	**94.14**	**Profit Before Tax and Exceptional Items**	**43.29**	**47.82**	**146.38**	**120.69**	**164.73**
-	(1.95)	-	2.21	1.89	Gain/(Loss) on Long Term Strategic Investments/Transfer of business (Net)	-	(1.95)	-	2.21	1.89
(1.75)	(1.81)	(3.06)	(8.97)	(9.54)	VRS Cost at Rayon Division	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)
39.39	**22.09**	**139.74**	**51.99**	**86.49**	**Profit After Exceptional Items**	**41.54**	**44.06**	**143.32**	**113.93**	**157.08**
					Less: Provision for Taxation:					
15.45	14.53	45.89	36.70	45.78	Current Tax	15.05	14.47	45.25	36.52	45.35
0.22	0.94	0.87	3.22	(1.94)	Deferred Tax (Net)	0.20	0.94	0.85	3.22	(1.99)
1.82	-	4.64	-	-	Fringe Benefit Tax	0.84	-	2.43	-	-
-	-	-	-	(0.07)	Provision for Tax for earlier years written back					
21.90	**6.62**	**88.34**	**12.07**	**42.72**	**Net Profit**	**25.45**	**28.65**	**94.79**	**74.19**	**113.72**
(4.16)	(4.73)	(8.34)	(11.61)	(15.76)	Less : Minority Interest					
(0.09)	-	(0.09)	-	0.24	Share of Profit/(Loss) of Associate					
26.00	**11.35**	**96.59**	**23.68**	**58.72**	**Net Profit (After Minority Interest)**	**25.45**	**28.65**	**94.79**	**74.19**	**113.72**
59.89	59.88	59.89	59.88	59.88	Paid up Equity Share Capital (Face Value of Rs.10 each)	59.89	59.88	59.89	59.88	59.88
					Reserve					1294.18
4.04	1.80	15.87	3.67	8.78	Basic and Diluted Earnings Per Share - Rs	4.25	4.78	15.82	12.39	18.98
					Aggregate of Non-Promoter Shareholding					
					Number of Shares			42,735,753	42,778,367	42,747,570
					Percentage of Shareholding			71.37%	71.44%	71.38%

Notes:

1 Consequent to the approval of shareholders and the Registrar of Companies, Gujarat, w.e.f 27th October, 2005 the name of the Company has been changed from Indian Rayon And Industries Ltd. to Aditya Birla Nuvo Ltd. .

2 Pursuant to approval of the shareholders of the Company at the court convened meeting(s) to the Scheme(s) of Amalgamation of Birla Global Finance Ltd. (BGFL) and Indo Gulf Fertilisers Ltd. (IGFL) with the Company u/s 391 & 394 of the Companies Act, 1956, necessary petitions were filed with the respective High Courts. If sanctioned, the Scheme(s) will become effective from 1st September 2005 and the shareholders of Amalgamating company(ies) will get one share of the Company for every three shares held by them in the amalgamating company(ies).

The Scheme of Amalgamation between IGFL and the Company has been sanctioned by the Hon'ble High Court, Gujarat at Ahmedabad vide its Order dated 10th January, 2006 and is pending for sanction of the High Court of Judicature at Allahabad, Lucknow Bench. The Scheme of Amalgamation between BGFL and the Company has been sanctioned by High Court of Mumbai on 27th January, 2006 and is pending for sanction of High Court of Gujarat at Ahmedabad.

Pending requisite approvals, no effect has been given in the above results for the proposed merger in terms of the Scheme(s).

3 The above consolidated results, inter alia include the results of Madura Garments Export Ltd. and Aditya Birla Telecom Ltd. which became subsidiary companies of the Company during the quarter under review. In case of Idea Cellular Ltd., the increased shareholding has been considered for the quarter under review.

4 Status of Investor Complaints for the quarter ended 31st December, 2005

Opening	Received	Redressed	Pending
NIL	13	13	NIL

5 Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 The above results, have been taken on record at the meeting of the Board of Directors held on 31st January, 2006. The Limited Review of Standalone Financial Results as required under Clause 41 of Listing agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Contd. To Page 2

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

(Rs Crores)

Consolidated Financial Results					SEGMENT REPORTING	Standalone Financial Results				
Quarter Ended 31st Dec		Year to date		Year Ended 31st March		Quarter Ended 31st Dec		Year to date		Year Ended 31st March
2005	2004	2005	2004	2005		2005	2004	2005	2004	2005
					Segment Revenue					
170.71	129.89	462.10	363.74	472.62	Garments	170.76	129.89	462.15	363.74	472.62
102.06	96.32	285.10	260.85	352.00	Rayon Yarn (Including Caustic & Allied Chemicals)	102.06	96.32	285.10	260.85	352.00
149.83	119.43	408.82	343.51	467.25	Carbon Black	149.83	119.43	408.82	343.51	467.25
59.80	50.46	180.98	123.89	184.53	Insulators	29.50	27.07	100.74	64.78	100.12
139.76	118.48	379.16	336.21	459.02	Other Textiles (Spun Yarn & Fabrics)	139.76	118.48	379.16	336.21	459.02
303.45	220.96	748.12	553.10	956.19	Life Insurance					
21.14	20.39	60.30	62.29	82.13	Software					
42.22	26.92	119.82	73.30	108.23	BPO					
158.85	26.43	217.88	68.22	97.40	Telecom					
2.41	4.48	8.48	10.08	13.70	Others	2.17	4.25	7.75	9.36	12.74
1,150.23	813.76	2,870.76	2,195.19	3,193.07	**Total Segmental Revenue**	594.08	495.44	1,643.72	1,378.45	1,863.75
(0.08)	(1.14)	(1.77)	(1.89)	(3.47)	Add/(Less): Inter Segment Revenue	0.05	(1.04)	(1.33)	(1.77)	(2.90)
1,150.15	812.62	2,868.99	2,193.30	3,189.60	**Net Income from Operations**	594.13	494.40	1,642.39	1,376.68	1,860.85
					Segment Results (Profit before Interest and Tax - PBIT)					
11.64	2.38	24.06	10.17	13.23	Garments	11.26	2.38	23.67	10.17	13.23
12.09	20.39	41.94	50.39	66.32	Rayon Yarn (Including Caustic & Allied Chemicals)	12.09	20.39	41.94	50.39	66.32
19.84	15.50	57.87	44.08	60.32	Carbon Black	19.84	15.50	57.87	44.08	60.32
7.70	1.52	21.17	2.92	9.82	Insulators	6.05	5.64	21.75	13.59	21.52
13.25	6.22	31.32	13.44	19.79	Other Textiles (Spun Yarn & Fabrics)	13.25	6.22	31.32	13.44	19.79
(15.34)	(18.04)	(30.08)	(44.30)	(60.03)	Life Insurance					
1.28	(0.38)	1.61	(0.63)	(0.55)	Software					
6.47	0.33	21.02	(4.12)	2.47	BPO					
21.31	5.02	31.77	10.73	16.70	Telecom					
0.89	2.47	3.78	4.85	6.93	Others	0.59	2.57	3.07	4.31	6.20
79.13	35.41	204.46	87.53	135.00	**Total Segment Result**	63.08	52.70	179.62	135.98	187.38
(35.38)	(9.25)	(60.28)	(27.05)	(36.94)	Less: Interest & Finance Expenses (Net)	(17.18)	(4.57)	(31.86)	(13.56)	(18.73)
(2.61)	(0.31)	(1.38)	(1.73)	(3.92)	Add: Net of Unallocable Income/(Expenditure)	(2.61)	(0.31)	(1.38)	(1.73)	(3.92)
41.14	25.85	142.80	58.75	94.14	**Profit Before Tax and Exceptional Items**	43.29	47.82	146.38	120.69	164.73
-	(1.95)	-	2.21	1.89	*Gain/(Loss) on Long Term Strategic* Investments/Transfer of business (Net)	-	(1.95)	-	2.21	1.89
(1.75)	(1.81)	(3.06)	(8.97)	(9.54)	VRS Cost at Rayon Division	(1.75)	(1.81)	(3.06)	(8.97)	(9.54)
39.39	22.09	139.74	51.99	86.49	**Profit After Exceptional Items**	41.54	44.06	143.32	113.93	157.08
		As on 31st Dec, 05	As on 31st Dec, 04	As on 31st March, 05	**Capital Employed (Segment Assets - Segment Liabilities)**			As on 31st Dec, 05	As on 31st Dec, 04	As on 31st March, 05
		294.37	235.41	252.21	Garments			273.45	235.41	252.21
		341.10	280.75	318.60	Rayon Yarn (Including Caustic & Allied Chemicals)			341.10	280.75	318.60
		371.38	340.63	371.87	Carbon Black			371.38	340.63	371.87
		107.08	108.20	110.53	Insulators			19.40	18.53	20.94
		258.64	182.83	211.34	Other Textiles (Spun Yarn & Fabrics)			258.64	182.83	211.34
		124.23	122.24	106.29	Life Insurance					
		21.95	21.75	19.53	Software					
		65.99	54.51	61.51	BPO					
		893.88	191.14	197.77	Telecom					
		31.11	32.32	32.25	Others			11.39	13.41	13.18
		2,509.73	1,569.78	1,681.90	**Total Segment Capital Employed**			1275.36	1071.56	1188.14
		797.94	247.45	177.52	Add: Unallocated Corporate Assets			1356.26	684.45	614.52
		3,307.67	1,817.23	1,859.42	**Total Capital Employed**			2631.62	1756.01	1,802.66

Place: Mumbai
Date: 31st January, 2006

Sanjeev Aga
Managing Director

ADITYA BIRLA NUVO LIMITED
Regd. Office: Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com
An Aditya Birla Group Company